Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161181

JOINT PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of BioSante Pharmaceuticals, Inc. and Cell Genesys, Inc:

On June 29, 2009, BioSante Pharmaceuticals, Inc., which we refer to as BioSante, and Cell Genesys, Inc., which we refer to as Cell Genesys, entered into a merger agreement pursuant to which Cell Genesys will merge with and into BioSante, with BioSante continuing as the surviving company.  The boards of directors of BioSante and Cell Genesys believe that the merger of the two companies will create more value than either company could achieve individually.

As a result of the merger, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.

The combined company will continue to be named BioSante Pharmaceuticals, Inc. and shares of the combined company will be traded on the NASDAQ Global Market under the symbol “BPAX.”  If the merger is completed, shares of Cell Genesys common stock will no longer be traded on the NASDAQ Global Market.  On August 20, 2009, the closing price per share of BioSante common stock was $1.93 and the closing price per share of Cell Genesys common stock was $0.335 each as reported by the NASDAQ Global Market.

At the effective time of the merger, all outstanding warrants that are unexercised which by their terms will survive the merger will be assumed by BioSante and become warrants to purchase BioSante common stock, except for the warrant subject to a certain warrant exchange agreement dated May 17, 2009, which will be cashed out pursuant to the terms thereof prior to the merger.  In addition, as of a date not less than 30 days prior to the anticipated effective time of the merger, all options to purchase Cell Genesys common stock, other than certain designated options held by Cell Genesys current officers, will become fully vested and exercisable until the merger is effective.  Upon the effective time of the merger, such unexercised options, other than the assumed options, will terminate, and the assumed options will become options to purchase BioSante common stock.  In addition, as a result of the merger, BioSante will assume the $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011 and the $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, which will become convertible into shares of BioSante common stock.  The underlying number of shares and the exercise or conversion price of these warrants, options and convertible notes will be adjusted based on the final exchange ratio used in the merger.  As a result of these adjustments and potential future issuances of BioSante common stock after the merger, BioSante will reserve an additional 5.5 million shares of BioSante common stock, assuming the 0.1615 exchange ratio is not adjusted.

Upon completion of the merger, holders of BioSante common stock and class C special stock and holders of warrants and options to purchase shares of BioSante common stock will continue to own and hold, respectively, their existing shares of BioSante stock and warrants and options for BioSante common stock.

Consummation of the merger is subject to a number of customary closing conditions, as well as a condition that Cell Genesys’s net cash, less certain expenses and liabilities, is a specified minimum amount as of 10 calendar days prior to the anticipated closing date of the merger, which amount varies depending upon the closing date of the merger.  While the U.S. federal income tax consequences of the merger are not free from doubt, BioSante and Cell Genesys intend to treat the merger as a taxable transaction for U.S. federal income tax purposes.

BioSante and Cell Genesys each are holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger.  At the BioSante special meeting, which will be held at 10:00 a.m., local time, on Wednesday, September 30, 2009 at BioSante’s corporate offices located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069, unless postponed or adjourned to a later date, BioSante will ask its stockholders to, among other things, approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, and an amendment to the BioSante charter to increase the authorized number of shares of BioSante common stock.  At the Cell Genesys special meeting, which will be held at 9:00 a.m., local time, on Wednesday, September 30, 2009 at Cell Genesys’s corporate offices located at 400 Oyster Point Boulevard, South San Francisco, California 94080, unless postponed or adjourned to a later date, Cell Genesys will ask its stockholders to, among other things, approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

After careful consideration, the BioSante and Cell Genesys boards of directors unanimously have approved the merger agreement and related transactions.  The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, and “FOR” the amendment to the BioSante charter to increase the authorized number of shares of BioSante common stock.  The Cell Genesys board of directors unanimously recommends that Cell Genesys stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

This joint proxy statement/prospectus describes the proposed merger and related transactions in more detail.  BioSante and Cell Genesys urge you to read this entire document carefully, including the merger agreement, which is included as Annex A.  For a discussion of risk factors you should consider in evaluating the merger, see the section entitled “Risk Factors” beginning on page 22.

BioSante and Cell Genesys are excited about the opportunities that the proposed merger brings to both BioSante and Cell Genesys stockholders and thank you for your consideration and continued support.

/s/ Stephen A. Sherwin, M.D.
Stephen M. Simes Vice Chairman, President and Chief Executive Officer, BioSante Pharmaceuticals, Inc.	Stephen A. Sherwin, M.D. Chairman of the Board and Chief Executive Officer, Cell Genesys, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BioSante common stock to be issued pursuant to the merger or determined if the information in this joint proxy statement/prospectus is accurate or adequate.  Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated August 21, 2009 and is first being mailed or otherwise delivered to stockholders of BioSante and Cell Genesys on or about August 28, 2009.

BioSante Pharmaceuticals, Inc

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, September 30, 2009

Dear BioSante Stockholder:

A special meeting of the stockholders of BioSante Pharmaceuticals, Inc. will be held on Wednesday, September 30, 2009 at 10:00 a.m., local time, at BioSante’s corporate offices located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069, for the following purposes:

1.                                       To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger.

2.                                       To consider and vote upon a proposal to approve an amendment to BioSante’s certificate of incorporation to increase the number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.

3.                                       To consider and vote upon a proposal to approve an adjournment of the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposal Nos. 1 and 2.

Stockholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

The board of directors of BioSante has fixed August 21, 2009  as the record date for the determination of BioSante stockholders entitled to notice of, and to vote at, the BioSante special meeting or any adjournments or postponements of the BioSante special meeting.  Only holders of record of BioSante common stock and class C special stock at the close of business on the BioSante record date are entitled to notice of, and to vote at, the BioSante special meeting.  At the close of business on the record date, BioSante had 33,042,764 shares of common stock and 391,286 shares of class C special stock outstanding and entitled to vote.

Your vote is important.  The affirmative vote of holders of a majority of the BioSante common stock and class C special stock, voting as a single class, having voting power outstanding on the record date for the BioSante special meeting is required for approval of BioSante Proposal No. 1.  The affirmative vote of holders of a majority of the BioSante common stock and class C special stock, voting as a single class, and BioSante common stock, voting as a separate class, having voting power outstanding on the record date for the BioSante special meeting is required for approval of BioSante Proposal No. 2.  The affirmative vote of holders of a majority of the BioSante common stock and class C special stock, voting as a single class, present in person or represented by proxy at the BioSante special meeting is required for approval of BioSante Proposal No. 3.  Please also note that the approval of Proposal No. 1 is not conditioned upon the approval of Proposal No. 2, however, the approval of Proposal No. 2 is conditioned upon the approval of Proposal No. 1 by stockholders of both BioSante and Cell Genesys.

Even if you plan to attend the BioSante special meeting in person, BioSante requests that you complete, sign and return the enclosed proxy and thus ensure that your shares will be represented at the BioSante special meeting if you are unable to attend.  If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of BioSante Proposal Nos. 1 through 3.  If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the BioSante special meeting and will count as a vote against BioSante Proposal Nos. 1 and 2.  If you do attend the BioSante special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

The BioSante board of directors has determined that the merger agreement and the transactions contemplated by it, including the merger and the issuance of shares of BioSante common stock in the merger, are advisable and in the best interests of BioSante and its stockholders.  The BioSante board of directors unanimously has approved and adopted the merger agreement and the transactions contemplated by it, including the merger and the issuance of shares of BioSante common stock in the merger, and recommends that BioSante stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, “FOR” the amendment to the BioSante charter to increase the authorized number of shares of common stock, and “FOR” the adjournment of the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposal Nos. 1 and 2.

By Order of the Board of Directors,

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary

August 21, 2009

Lincolnshire, Illinois

Cell Genesys, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, September 30, 2009

Dear Cell Genesys Stockholder:

A special meeting of the stockholders of Cell Genesys will be held on Wednesday, September 30, 2009 at 9:00 a.m., local time, at Cell Genesys’s corporate offices located at 400 Oyster Point Boulevard, South San Francisco, California 94080, for the following purposes:

1.                                       To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby, including the merger.

2.                                       To consider and vote upon a proposal to approve an adjournment of the Cell Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1.

Stockholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

The board of directors of Cell Genesys has fixed August 21, 2009 as the record date for the determination of Cell Genesys stockholders entitled to notice of, and to vote at, the Cell Genesys special meeting or any adjournments or postponements of the Cell Genesys special meeting.  Only holders of record of Cell Genesys common stock at the close of business on the Cell Genesys record date are entitled to notice of, and to vote at, the Cell Genesys special meeting.  At the close of business on the record date, Cell Genesys had 110,450,787 shares of common stock outstanding and entitled to vote.

Your vote is important.  The affirmative vote of holders of a majority of the Cell Genesys common stock having voting power outstanding on the record date for the Cell Genesys special meeting is required for approval of Cell Genesys Proposal No. 1.  The affirmative vote of holders of a majority of the Cell Genesys common stock present in person or represented by proxy at the Cell Genesys special meeting is required for approval of Cell Genesys Proposal No. 2 above.

Even if you plan to attend the Cell Genesys special meeting in person, Cell Genesys requests that you complete, sign and return the enclosed proxy and thus ensure that your shares will be represented at the Cell Genesys special meeting if you are unable to attend.  If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Cell Genesys Proposal Nos. 1 and 2.  If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Cell Genesys special meeting and will count as a vote against Cell Genesys Proposal No. 1.  If you do attend the Cell Genesys special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

The Cell Genesys board of directors has determined that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of Cell Genesys and its stockholders.  The Cell Genesys board of directors unanimously has approved and adopted the merger agreement and the transactions contemplated by it, including the merger, and recommends that Cell Genesys stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the adjournment of the Cell

Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1.

By Order of the Board of Directors,

/s/ Sharon E. Tetlow

Sharon E. Tetlow
Secretary

South San Francisco, California
August 21, 2009

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REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus forms a part of a registration statement on Form S-4 filed by BioSante Pharmaceuticals, Inc., or BioSante, with the U.S. Securities and Exchange Commission, or SEC.  It constitutes a prospectus of BioSante under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, and the rules thereunder, with respect to the shares of BioSante common stock to be issued or issuable to holders of securities of Cell Genesys, Inc., or Cell Genesys, in the merger.  In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the BioSante special meeting of stockholders at which BioSante stockholders will consider and vote (i) on the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger and (ii) an amendment to BioSante’s certificate of incorporation to increase the authorized number of shares of BioSante common stock.  It also constitutes a proxy statement of Cell Genesys under Section 14(a) of the Exchange Act and the rules thereunder and a notice of meeting with respect to the Cell Genesys special meeting of stockholders at which Cell Genesys stockholders will consider and vote on the adoption of the merger agreement and the transaction contemplated thereby, including the merger.

BioSante has supplied all information contained in this joint proxy statement/prospectus relating to BioSante and Cell Genesys has supplied all information contained in this joint proxy statement/prospectus relating to Cell Genesys.

If you would like to request documents from BioSante or Cell Genesys, please send a request in writing, by telephone or email to either BioSante or Cell Genesys at the following address:

BioSante Pharmaceuticals, Inc. 111 Barclay Boulevard Lincolnshire, Illinois 60069 Attention: Investor Relations (847) 478-0500 ext. 120 Email: pdonenberg@biosantepharma.com	Cell Genesys, Inc. 400 Oyster Point Boulevard, Suite 525 South San Francisco, California 94080 Attention: Investor Relations (650) 266-3200 Email: IR@cellgenesys.com

If you would like to request documents, please do so by September 21, 2009 in order to receive them before the special meetings.  See “Where You Can Find More Information” beginning on page 271.

References to “BioSante” and “Cell Genesys” in this joint proxy statement/prospectus refer to BioSante Pharmaceuticals, Inc. and Cell Genesys, Inc., respectively.  Except as otherwise specifically noted, references to “shares of BioSante common stock” or “BioSante common stock” refer to shares of common stock, par value $0.0001 per share, of BioSante, references to “shares of BioSante class C special stock” or “BioSante class C special stock” refer to shares of class C special stock, par value of $0.0001 per share, of BioSante, and references to “shares of Cell Genesys common stock,” “Cell Genesys common stock” or “Cell Genesys shares” refer to shares of common stock, par value $0.001 per share, of Cell Genesys.  Except as otherwise specifically noted, references to “we,” “us,” or “our” refer to both BioSante and Cell Genesys.

BioSante owns or has rights to various trademarks, trade names or service marks, including the following:  BioSante®, Elestrin™, LibiGel®, Bio-T-Gel™, The Pill-Plus™, BioVant™, BioLook™, CAP-Oral™ and BioAir™.  Cell Genesys owns or has rights to various trademarks, trade names or service marks, including the following:  Cell Genesys®, Cell Design®, Changing the Future of Oncology®, GVAX®, CIRZEDE™, CAPTEOS™, ENEDROS™ and TROCAPSA™.  This joint proxy statement/prospectus also contains trademarks, trade names and service marks of others.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger.  This section, however, only provides summary information.  These questions and answers may not address all issues that may be important to you as a BioSante or Cell Genesys stockholder.  You should carefully read the entire joint proxy statement/prospectus, including each of the annexes.

Q:                                  What is the merger?

A:                                   BioSante and Cell Genesys have entered into an Agreement and Plan of Merger, dated as of June 29, 2009, which is referred to in this joint proxy statement/prospectus as the merger agreement, that contains the terms and conditions of the proposed merger of BioSante and Cell Genesys.  Under the merger agreement, Cell Genesys will merge with and into BioSante, with BioSante continuing as the surviving company.  This transaction is referred to as the merger.

As a result of the merger, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.

Q:                                  Why are the companies proposing the merger?

A:                                   BioSante and Cell Genesys both believe that the merger of the two companies will be able to create more value than either company could achieve individually.  For a more complete description of the reasons for the merger, see the sections entitled “The Merger—BioSante Reasons for the Merger” beginning on page 80 and “The Merger—Cell Genesys Reasons for the Merger” beginning on page 83.

Q:                                  What will I receive in the merger?

A:                                   BioSante Stockholders.  Each share of BioSante common stock and BioSante class C special stock held by BioSante stockholders immediately before the effective time of the merger will continue to represent one share of BioSante common stock and one share of BioSante class C special stock, respectively, of the combined company after the effective time of the merger.  In other words, BioSante stockholders will receive no additional consideration in the merger and the merger will not change the number of shares of BioSante common stock and BioSante class C special stock a BioSante stockholder currently owns.

Cell Genesys Stockholders.  Cell Genesys stockholders will have the right to receive 0.1615 of a share of BioSante common stock for every one share of Cell Genesys common stock held immediately prior to the effective time of the merger, subject to potential upward or downward adjustment as described in the merger agreement depending upon the amount of net cash of Cell Genesys, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger transaction.  The number of shares of BioSante common stock that holders of Cell Genesys common stock will be entitled to receive will be based upon the difference between Cell Genesys’s net cash balance at the determination date and the target net cash amount applicable as of the date of the merger closing, all as set forth in the merger agreement.  If Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the applicable target net cash amount, then the exchange ratio will be 0.1615.  The actual exchange ratio will be determined in accordance with the merger agreement and might be higher or lower than 0.1615 depending on whether the actual net cash balance of Cell Genesys is higher or lower than the applicable target net cash amount and the amount of the difference between the actual net cash balance of Cell Genesys as of the determination date and the applicable target net cash.  The merger agreement provides for a range of 38 different exchange ratios dependent upon these variables from a maximum exchange ratio of 0.2424 if Cell Genesys’s actual net cash balance is more than $5,000,000 above the applicable target net cash amount to a minimum exchange ratio of 0.1036 if Cell Genesys’s actual net cash balance is between $4,750,001 to $5,000,000 below the applicable target net cash amount.  BioSante will issue a press release after the final determination of the exchange ratio announcing the final exchange ratio and Cell Genesys’s net cash balance at the determination date.  Cell Genesys stockholders will receive cash for any fractional shares of BioSante common stock that they would otherwise receive in the merger.

Q:                                  What will happen to Cell Genesys options or other stock-based awards to acquire Cell Genesys common stock?

A:                                   All options to purchase shares of Cell Genesys common stock, other than designated options held by Cell Genesys’s current officers, will become fully vested and exercisable until immediately prior to the effective time of the merger, at which time any unexercised options will terminate.  At the effective time of the merger, the designated options held by Cell Genesys’s current officers will be assumed by BioSante and converted into and become options to purchase shares of BioSante common stock, on terms substantially identical to those in effect immediately prior to the effective time of the merger, except that appropriate adjustments will be made to the number of shares and the exercise price, based on the final exchange ratio used in the merger.  All Cell Genesys restricted stock units and restricted stock that are subject to risk of forfeiture, if any, will become fully vested and no longer subject to any such restriction, and at the effective time of the merger, will be exchanged for fully-vested shares of BioSante common stock based on the final exchange ratio used in the merger.  However, no such restricted stock units or restricted stock were outstanding as of the printing of this joint proxy statement/prospectus.

Q.                                   What will happen to Cell Genesys warrants to acquire Cell Genesys common stock?

A.                                   Other than the warrant subject to a certain warrant exchange agreement dated May 17, 2009, which will be cashed out pursuant to the terms thereof prior to the merger, at the effective time of the merger, Cell Genesys warrants outstanding and unexercised at the effective time of the merger will be assumed by BioSante to the extent such obligations survive the merger under the terms of the respective Cell Genesys warrants, but will be converted into and become warrants to purchase shares of BioSante common stock on terms substantially identical to those in effect prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the final exchange ratio used in the merger.

Q:                                  Can the value of the transaction change between now and the time the merger is completed?

A:                                   Yes.  The value of BioSante common stock can change between now and the time the merger is completed and the exchange ratio is subject to adjustment based on Cell Genesys’s net cash, less certain expenses and liabilities.  If Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the applicable target net cash amount, then the exchange ratio will be 0.1615.  The actual exchange ratio will be determined in accordance with the merger agreement and will be higher or lower than 0.1615 depending on whether the actual net cash balance of Cell Genesys is higher or lower than the applicable target net cash amount and the amount of the difference between the actual net cash balance of Cell Genesys as of the determination date and the applicable target net cash.  The merger agreement provides for a range of 38 different exchange ratios dependent upon these variables from a maximum exchange ratio of 0.2424 if Cell Genesys’s actual net cash balance is more than $5,000,000 above the applicable target net cash amount to a minimum exchange ratio of 0.1036 if Cell Genesys’s actual net cash balance is between $4,750,001 to $5,000,000 below the applicable target net cash amount.  See “The Merger Agreement—Merger Consideration and Adjustment” beginning on page 109 for additional information.  The exchange ratio will not change, however, if the market value of BioSante common stock changes.  Therefore, the market value of the total transaction, and of the BioSante common stock issued to Cell Genesys stockholders in the merger, will increase or decrease as the market value of BioSante common stock increases or decreases.

Q:                                  Who will be the directors and executive officers of the combined company following the merger?

A:                                   Following the merger, the board of directors of the combined company will be as follows:

Name	Current Principal Affiliation
Fred Holubow	Director of BioSante
Peter Kjaer	Director of BioSante
Ross Mangano	Director of BioSante
John T. Potts, Jr., M.D.	Director of Cell Genesys
Edward C. Rosenow III, M.D.	Director of BioSante
Stephen A. Sherwin, M.D.	Director and Chief Executive Officer of Cell Genesys
Stephen M. Simes	Director, Vice Chairman, President and Chief Executive Officer of BioSante
Louis W. Sullivan, M.D.	Chairman of the Board of BioSante

Dr. Sullivan, BioSante’s chairman of the board, will continue as chairman of the board of the combined company.

Following the merger, the executive officers of the combined company will be the current executive officers of BioSante, who are as follows:

Name	Position
Stephen M. Simes	Vice Chairman, President and Chief Executive Officer
Phillip B. Donenberg	Chief Financial Officer, Treasurer and Secretary

Q:                                  What will happen to BioSante or Cell Genesys if, for any reason, the merger does not close?

A:                                   BioSante and Cell Genesys have invested significant time and incurred, and expect to continue to incur, significant expenses related to the proposed merger.  In the event the merger does not close, each of BioSante and Cell Genesys will review all alternatives then available to it.  However, BioSante or Cell Genesys may not be able to consummate an alternative transaction on favorable terms, or at all.  Failure to complete the merger could result in other adverse effects, as discussed in “Risk Factors—Risks Related to the Merger” beginning on page 22.

Q:                                  What are the conditions to the consummation of the merger?

A:                                   Each party’s obligation to complete the merger is subject to the satisfaction or waiver (if permissible) by the parties, at or prior to the merger, of various conditions, which include the following:

•                  the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•                  the adoption and approval of the merger agreement and merger by the requisite vote of the Cell Genesys stockholders;

•                  the adoption and approval of the merger agreement and merger and the issuance of BioSante common stock pursuant to the merger agreement by the requisite vote of the BioSante stockholders;

•                  the absence of any legal prohibition to completing the merger;

•                  the approval for listing on NASDAQ of the shares of BioSante common stock issuable in the merger; and

•                  the due execution and delivery of supplemental indentures governing Cell Genesys’s convertible senior notes.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver (if permissible) by that party of the following additional conditions:

•                  the representations and warranties of the other party in the merger agreement relating to its authority to enter into the merger agreement being true and correct and relating to its capital structure being true and correct except for de minimis errors, in each case as of the date of the merger agreement and as of the effective time of the merger;

•                  all other representations and warranties of the other party in the merger agreement being true and correct as of the date of the merger agreement and as of the effective time of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case where the failure of these representations and warranties to be true and correct, disregarding any materiality qualifications, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•                  the other party to the merger agreement having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it at or before the effective time of the merger;

•                  the other party having delivered a certificate signed by a duly authorized officer certifying to the satisfaction of such party of the above conditions in the merger agreement; and

•                  no material adverse effect on the other party shall have occurred and be continuing since the date of the merger agreement.

In addition, the obligation of BioSante to complete the merger is further subject to the satisfaction or waiver at or before the effective time of the merger of the condition that Cell Genesys’s net cash as of the determination date be no more than $5,000,000 less than the target net cash applicable as of the closing date of the merger.

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Q:                                  When does BioSante and Cell Genesys expect the merger to be consummated?

A:                                   The merger will be completed upon the filing of a certificate of merger with the Secretary of State of Delaware, but such filing will only be made upon the satisfaction or waiver (if permissible) of the conditions specified in the merger agreement, including receipt of the necessary approvals of BioSante and Cell Genesys stockholders at their respective special meetings and other customary closing conditions.  It is possible that factors outside the control of BioSante and Cell Genesys could result in the merger not being completed or being completed later than expected.  Although the exact timing of completion of the merger cannot be predicted with certainty, BioSante and Cell Genesys anticipate completing the merger in the late third or early fourth quarter of 2009.

QUESTIONS AND ANSWERS FOR BIOSANTE STOCKHOLDERS ABOUT
THE BIOSANTE SPECIAL MEETING

The following section provides answers to frequently asked questions about the BioSante special meeting of stockholders.  This section, however, only provides summary information.  These questions and answers may not address all issues that may be important to you as a BioSante stockholder.  You should carefully read the entire joint proxy statement/prospectus, including each of the annexes.

Q:                                  What proposals will be voted on at the BioSante special meeting?

A:                                   The following proposals will be voted on at the BioSante special meeting:

•                  The first proposal to be voted upon is whether to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger.  See “The Merger” and “The Merger Agreement” beginning on page 64 for a more detailed description of the transaction.

•                  The second proposal to be voted upon is whether to approve an amendment to BioSante’s certificate of incorporation to increase the number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.  See “Matters Being Submitted to a Vote of BioSante Stockholders—Proposal No. 2—Approval of Amendment to BioSante’s Certificate of Incorporation to Increase Authorized Shares of BioSante Stock” beginning on page 59 for a more detailed description of the proposed amendment.

•                  The third proposal to be voted upon is whether to adjourn the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the first and second proposals.

Q:                                  What risks should I consider before I vote on the proposed merger transaction?

A:                                   You should review the section entitled “Risk Factors” beginning on page 22.

Q:                                  How does the BioSante board of directors recommend that BioSante stockholders vote?

A:                                   After careful consideration, the BioSante board of directors unanimously has approved the merger agreement, including the merger and issuance of shares of BioSante common stock in the merger, and each of the proposals described in this joint proxy statement/prospectus that BioSante stockholders are being asked to consider, and has determined that they are advisable, fair to and in the best interests of BioSante stockholders.  Accordingly, the BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” each such proposal.

Q:                                  Can I dissent and require appraisal of my shares?

A:                                   No.  Under the Delaware General Corporation Law, BioSante stockholders will not have appraisal rights in connection with the merger.  See “The Merger—Appraisal Rights” beginning on page 108.

Q:                                  Why is the proposal to amend BioSante’s charter to increase the number of authorized shares of BioSante common stock included in this joint proxy statement/prospectus and is it necessary for the completion of the merger?

A:                                   BioSante has included a proposal to approve an amendment to BioSante’s certificate of incorporation to increase the number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.  On the record date, BioSante had outstanding approximately 33.0 million shares of BioSante common stock outstanding, approximately 391,286 shares of BioSante common stock were issuable upon conversion of BioSante class C special stock and approximately 7.7 million shares of BioSante common stock were issuable upon exercise of options and warrants.  In addition, as a result of the merger, BioSante will issue approximately 17.8 million shares of BioSante common stock and reserve an additional 5.5 million shares of BioSante common stock, assuming the 0.1615 exchange ratio is not adjusted.  Although not necessary to complete the merger transaction, the BioSante board of directors believes that the availability of additional authorized shares will provide BioSante with the flexibility in the future to issue shares of BioSante common stock for general corporate purposes, such as raising additional capital and settling outstanding obligations, acquisitions of companies or assets and sales of stock or securities convertible into or exercisable for common stock.  The BioSante board of directors also believes that this will provide BioSante with additional flexibility to meet business and financing needs as they arise.

The approval of the merger agreement and the transactions contemplated by it is not conditioned upon approval of the amendment to BioSante’s certificate of incorporation to increase the number of authorized shares of BioSante common stock.  However, the approval of the amendment to BioSante’s certificate of incorporation is conditioned upon approval of the merger agreement.  Therefore, the proposal to amend BioSante’s certificate of incorporation will only be effected if the merger agreement is approved by the stockholders of BioSante and Cell Genesys and the merger is completed.

Q:                                  When and where is the BioSante special meeting?

A:                                   The BioSante special meeting of stockholders will be held on Wednesday, September 30, 2009 at 10:00 a.m., local time, at BioSante’s corporate offices located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069 to consider and vote on the proposals related to the merger agreement and the transactions contemplated by it.  For additional information relating to the BioSante special meeting, please see the section entitled “The Special Meeting of BioSante Stockholders” beginning on page 51.

Q:                                  Who is soliciting my proxy?

A:                                   This proxy is being solicited by the BioSante board of directors.

Q:                                  What do I do now?

A:                                   BioSante urges you to carefully read and consider this joint proxy statement/prospectus, including its annexes, and consider how the proposed merger affects you.

In order for your shares to be represented at the BioSante special meeting:

•                  you can vote by telephone or through the Internet by following the instructions included on your proxy card;

•                  you can indicate on the enclosed proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

•                  you can attend the BioSante special meeting in person.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Q:                                  Who is entitled to vote at the BioSante special meeting?

A:                                   Every stockholder of BioSante on the record date is entitled to vote at the BioSante special meeting.  Holders of record of BioSante common stock and BioSante class C special stock at the close of business on August 21, 2009 are entitled to notice of and to vote at the BioSante special meeting.  As of August 21, 2009, 33,042,764 shares of BioSante common stock were issued and outstanding and entitled to vote and 391,286 shares of BioSante class C special stock were issued and outstanding and entitled to vote.

Q:                                  What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:                                   If your shares are registered directly in your name with BioSante’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the “stockholder of record.”  These proxy materials are sent to you by mail directly by BioSante.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name.  These proxy materials are forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record.  As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares held in your account.

Q:                                  If I am a stockholder of record of BioSante stock, how do I vote?

A:                                   You may vote by proxy over the Internet by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http), or you may vote by mail or by telephone.  Alternatively, if you are a stockholder of record, you may vote in person at the BioSante special meeting.  You will receive a ballot when you arrive.

Q:                                  If I am a beneficial owner of shares held in street name, how do I vote?

A:                                   You may vote by proxy over the Internet by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http), or you may vote by mail or by telephone.  If you are a beneficial owner of shares held in street name and you wish to vote in person at the BioSante special meeting, you must obtain a valid proxy from the organization that holds your shares.

Q:                                  What can I do if I change my mind after I vote my shares?

A:                                   A stockholder of record may revoke its proxy at any time before it is used on the date of the BioSante special meeting by delivering to the secretary of BioSante:

•                  written notice of revocation,

•                  a duly executed proxy bearing a later date or time than that of the previously submitted proxy, or

•                  a later dated vote by the Internet, telephone, or a ballot cast in person at the BioSante special meeting.

If you are a beneficial owner of BioSante shares, you may submit new voting instructions by contacting your bank, broker or other holder of record.  You also may vote in person if you obtain a legal proxy as described in the answer to the previous question.  All shares that have been properly voted and not revoked will be voted at the BioSante special meeting.

Q:                                  What shares are included on the proxy card?

A:                                   If you are a BioSante stockholder of record you will receive only one proxy card for all the BioSante shares you hold in certificate form and in book-entry form.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other holder of record.

Q:                                  What are the voting requirements to approve each of the proposals that will be voted on at the BioSante special meeting?

A:

Proposal	Vote Required

Adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger	Majority of the outstanding BioSante common stock and BioSante class C special stock entitled to vote

Approval of amendment to certificate of incorporation to increase authorized shares of BioSante common stock

Majority of the outstanding BioSante common stock and BioSante class C special stock, voting as a single class, and a majority of the outstanding BioSante common stock, voting as a separate class, entitled to vote

Approval of adjournment of the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the first two proposals	Majority of the shares of BioSante common stock and BioSante class C special stock present in person or represented by proxy and entitled to vote when a quorum is present

In connection with the execution of the merger agreement, certain of BioSante’s directors and executive officers, who collectively held approximately 7.6 percent of the outstanding shares of BioSante common stock as of the record date, entered into a voting agreement with Cell Genesys, pursuant to which each stockholder agreed to vote all of their shares of BioSante capital stock in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger, and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transactions contemplated thereby.

See the section entitled “Voting Agreements” beginning on page 124 for more information regarding these voting agreements.

Q:                                  What constitutes a quorum at the special meeting?

A:                                   The presence at the BioSante special meeting, either in person or by proxy, of the holders of a majority of the outstanding shares of BioSante common stock and BioSante class C special stock entitled to vote shall constitute a quorum for the transaction of business.  Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Q:                                  Could other matters be decided at the BioSante special meeting?

A:                                   As of the date of the printing of this joint proxy statement/prospectus, neither BioSante nor Cell Genesys knew of any matters to be raised at the BioSante special meeting other than those referred to in this joint proxy statement/prospectus.  If other matters are properly presented at the BioSante special meeting for consideration, the proxy committee appointed by the BioSante board of directors (the persons named in your proxy card if you are a BioSante stockholder of record) will have the discretion to vote on those matters for you.

Q:                                  Who will count the vote?

A:                                   An officer of BioSante will tabulate the votes and act as inspector of the election.

Q:                                  What is “householding” and how does it affect me?

A:                                   BioSante has adopted a procedure approved by the SEC called “householding.”  Under this procedure, BioSante stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus, unless one or more of these stockholders notifies BioSante that they wish to continue receiving individual copies.  This procedure will reduce BioSante’s printing costs and postage fees.

If you are eligible for householding, but you and other BioSante stockholders of record with whom you share an address currently receive multiple copies of this joint proxy statement/prospectus, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of such document for your household, please contact BioSante’s transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43078, Providence, Rhode Island 02940-3078; or by telephone: 1-781-575-2879).

If you participate in householding and wish to receive a separate copy of this joint proxy statement/prospectus, or if you do not wish to participate in householding and prefer to receive separate copies of similar documents in the future, please contact Computershare Trust Company as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Q:                                  Who is paying for this proxy solicitation?

A:                                   BioSante and Cell Genesys will share equally the cost of soliciting proxies, including the printing, mailing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders.  BioSante has engaged Laurel Hill Advisory Group, LLC, a proxy solicitation firm, to solicit proxies from BioSante stockholders.  Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of BioSante common stock for the forwarding of solicitation materials to the beneficial owners of BioSante common stock.  BioSante will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:                                  Whom should I call with questions?

A:                                   If you have additional questions about the merger or if you would like additional copies of this joint proxy statement/prospectus, you should contact either:

BioSante Pharmaceuticals, Inc.

111 Barclay Boulevard

Lincolnshire, Illinois  60069

Attention:  Investor Relations

Phone Number:  (847) 478-0500, ext. 120

Email Address:  pdonenberg@biosantepharma.com

or

Laurel Hill Advisory Group, LLC

100 Wall Street, 22nd Floor

New York, New York 10005

Attention:  Jon Einsidler

Toll Free Phone Number: (888) 742-1305

Email Address: info@laurelhillag.com

QUESTIONS AND ANSWERS FOR CELL GENESYS STOCKHOLDERS ABOUT
THE CELL GENESYS SPECIAL MEETING

The following section provides answers to frequently asked questions about the Cell Genesys special meeting of stockholders.  This section, however, only provides summary information.  These questions and answers may not address all issues that may be important to you as a Cell Genesys stockholder.  You should carefully read the entire joint proxy statement/prospectus, including each of the annexes.

Q:                                  What proposals will be voted on at the Cell Genesys special meeting?

A:                                   The following proposals will be voted on at the Cell Genesys special meeting:

•                  The first proposal to be voted upon is whether to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger.  See “The Merger” and “The Merger Agreement” beginning on page 64 for a more detailed description of the transaction.

•                  The second proposal to be voted upon is whether to adjourn the Cell Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the first proposal.

Q:                                  What risks should I consider before I vote on the proposed merger transaction?

A:                                   You should review the section entitled “Risk Factors” beginning on page 22.

Q:                                  How does the Cell Genesys board of directors recommend that Cell Genesys stockholders vote?

A:                                   After careful consideration, the Cell Genesys board of directors unanimously has approved the merger agreement, including the merger, and each of the proposals described in this joint proxy statement/prospectus that the Cell Genesys stockholders are being asked to consider, and has determined that they are advisable, fair to and in the best interests of Cell Genesys stockholders.  Accordingly, the Cell Genesys board of directors unanimously recommends that Cell Genesys stockholders vote “FOR” each such proposal.

Q:                                  Can I dissent and require appraisal of my shares?

A:                                   No.  Under the Delaware General Corporation Law, Cell Genesys stockholders will not have appraisal rights in connection with the merger?  See “The Merger—Appraisal Rights” beginning on page 108.

Q:                                  When and where is the Cell Genesys special meeting?

A:                                   The Cell Genesys special meeting of stockholders will be held on Wednesday, September 30, 2009 at 9:00 a.m., local time, at Cell Genesys’s corporate offices located at 400 Oyster Point Boulevard, South San Francisco, California 94080 to consider and vote on the proposals related to the merger agreement and the transactions contemplated by it.  For additional information relating to the Cell Genesys special meeting, please see the section entitled “The Special Meeting of Cell Genesys Stockholders” beginning on page 55.

Q:                                  Who is soliciting my proxy?

A:                                   This proxy is being solicited by the Cell Genesys board of directors.

Q:                                  What do I do now?

A:                                   Cell Genesys urges you to carefully read and consider this joint proxy statement/prospectus, including its annexes, and consider how the proposed merger affects you.

In order for your shares to be represented at the Cell Genesys special meeting:

•                  you can vote by telephone or through the Internet by following the instructions included on your proxy card;

•                  you can indicate on the enclosed proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

•                  you can attend the Cell Genesys special meeting in person.

If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Q:                                  Who is entitled to vote at the Cell Genesys special meeting?

A:                                   Every stockholder of Cell Genesys on the record date is entitled to vote at the Cell Genesys special meeting.  Holders of record of Cell Genesys common stock at the close of business on August 21, 2009 are entitled to notice of and to vote at the Cell Genesys special meeting.  As of August 21, 2009, 110,450,787 shares of Cell Genesys common stock were issued and outstanding and entitled to vote.

Q:                                  What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:                                   If your shares are registered directly in your name with Cell Genesys’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the “stockholder of record.”  These proxy materials are sent to you by mail directly by Cell Genesys.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name.  These proxy materials are forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record.  As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares held in your account.

Q:                                  If I am a stockholder of record of Cell Genesys stock, how do I vote?

A:                                   You may vote by proxy over the Internet by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http), or you may vote by mail or by telephone.  Alternatively, if you are a stockholder of record, you may vote in person at the Cell Genesys special meeting.  You will receive a ballot when you arrive.

Q:                                  If I am a beneficial owner of shares held in street name, how do I vote?

A:                                   You may vote by proxy over the Internet by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http), or you may vote by mail or by telephone.  If you are a beneficial owner of shares held in street name and you wish to vote in person at the Cell Genesys special meeting, you must obtain a valid proxy from the organization that holds your shares.

Q:                                  What can I do if I change my mind after I vote my shares?

A:                                   A stockholder of record may revoke its proxy at any time before it is used on the date of the Cell Genesys special meeting by delivering to the secretary of Cell Genesys:

•                  written notice of revocation,

•                  a duly executed proxy bearing a later date or time than that of the previously submitted proxy, or

•                  a later dated vote by the Internet, telephone, or a ballot cast in person at the Cell Genesys special meeting.

If you are a beneficial owner of Cell Genesys shares, you may submit new voting instructions by contacting your bank, broker or other holder of record.  You also may vote in person if you obtain a legal proxy as described in the answer to the previous question.  All shares that have been properly voted and not revoked will be voted at the Cell Genesys special meeting.

Q:                                  What shares are included on the proxy card?

A:                                   If you are a Cell Genesys stockholder of record you will receive only one proxy card for all the Cell Genesys shares you hold in certificate form and in book-entry form.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other holder of record.

Q:                                  What are the voting requirements to approve each of the proposals that will be voted on at the Cell Genesys special meeting?

A:

Proposal	Vote Required

Adoption of the merger agreement and the transactions contemplated thereby, including the merger	Majority of the outstanding Cell Genesys common stock entitled to vote

Approval of adjournment of the Cell Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement	Majority of the shares of Cell Genesys common stock present in person or represented by proxy and entitled to vote when a quorum is present

In connection with the execution of the merger agreement, Cell Genesys’s chairman of the board and chief executive officer, Stephen A. Sherwin, M.D., who held 474,621 shares of the Cell Genesys common stock, or approximately less than one percent of the outstanding shares of the Cell Genesys common stock, as of the record date, entered into a voting agreement with BioSante, pursuant to which he agreed to vote his shares of Cell Genesys common stock in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transaction contemplated by the merger agreement.

Pursuant to that certain Settlement and Exchange Support Agreement dated as of May 10, 2009 by and between Cell Genesys and Tang Capital Partners, LP, referred to as “Tang,” Tang is required, at every meeting of Cell Genesys stockholders prior to the second anniversary of the Settlement and Exchange Support Agreement, to vote all shares of Cell Genesys common stock it beneficially owns in the same proportion as the votes that are collectively cast by all of the other Cell Genesys stockholders with respect to any matter.  Notwithstanding the foregoing, Tang retains the option to vote or direct the vote of all shares of Cell Genesys common stock it beneficially owns in accordance with the recommendation of the Cell Genesys board of directors.  According to a Schedule 13D/A filed by Tang with the SEC on July 1, 2009, Tang reported owning approximately 9.5 million of Cell Genesys common stock, or approximately 8.7 percent of the outstanding shares.

See the section entitled “Voting Agreements” beginning on page 124 for more information regarding this and other voting agreements.

Q:                                  What constitutes a quorum at the special meeting?

A:                                   The presence at the Cell Genesys special meeting, either in person or by proxy, of the holders of a majority of the outstanding shares of Cell Genesys common stock entitled to vote will constitute a quorum for the transaction of business.  Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Q:                                  Could other matters be decided at the Cell Genesys special meeting?

A:                                   As of the date of the printing of this joint proxy statement/prospectus, neither BioSante nor Cell Genesys knew of any matters to be raised at the Cell Genesys special meeting other than those referred to in this joint proxy statement/prospectus.  If other matters are properly presented at the Cell Genesys special meeting for consideration, the proxy committee appointed by the Cell Genesys board of directors (the persons named in your proxy card if you are a Cell Genesys stockholder of record) will have the discretion to vote on those matters for you.

Q:                                  Who will count the vote?

A:                                   An officer of Cell Genesys will tabulate the votes and act as inspector of the election.

Q:                                  What is “householding” and how does it affect me?

A:                                   Cell Genesys has adopted a procedure approved by the SEC called “householding.”  Under this procedure, Cell Genesys stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus, unless one or more of these stockholders notifies Cell Genesys that they wish to continue receiving individual copies.  This procedure will reduce Cell Genesys’s printing costs and postage fees.

If you are eligible for householding, but you and other Cell Genesys stockholders of record with whom you share an address currently receive multiple copies of this joint proxy statement/prospectus, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of such document for your household, please contact Cell Genesys’s transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43078, Providence, Rhode Island 02940-3078; or by telephone: 1-781-575-2879).

If you participate in householding and wish to receive a separate copy of this joint proxy statement/prospectus, or if you do not wish to participate in householding and prefer to receive separate copies of similar documents in the future, please contact Computershare Trust Company as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Q:                                  Who is paying for this proxy solicitation?

A:                                   BioSante and Cell Genesys will share equally the cost of soliciting proxies, including the printing, mailing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders.  Cell Genesys has engaged Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies from Cell Genesys stockholders.  Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Cell Genesys common stock for the forwarding of solicitation materials to the beneficial owners of Cell Genesys common stock.  Cell Genesys will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:                                  Whom should I call with questions?

A:                                   If you have additional questions, you should contact either:

Cell Genesys, Inc.

400 Oyster Point Boulevard, Suite 525

South San Francisco, CA 94080

Telephone:  (650) 266-3000

Investor Relations:  ir@cellgenesys.com

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Toll Free: (800) 750-5884

Collect for Bank and Brokers: (212) 750-5833

Email Address: info@innisfreema.com

If you would like additional copies of this joint proxy statement/prospectus, you should contact:

Computershare Trust Company, N.A.

P.O. Box 43078

Providence, Rhode Island 02940-3078

Telephone:  (781) 575-2879

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you.  To better understand the merger and the other proposals being considered at the special meetings, you should read this entire joint proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which you are referred herein.  See “Where You Can Find More Information” beginning on page 271.  Page references are included in parentheses to direct you to a more detailed description of the topics presented in this summary.

The Companies

BioSante Pharmaceuticals, Inc. (see page 125)

111 Barclay Boulevard

Lincolnshire, Illinois  60069

(847) 478-0500

BioSante Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  BioSante also is engaged in the development of its proprietary calcium phosphate nanotechnology, or CaP, primarily for aesthetic medicine, novel vaccines and drug delivery.

The following is a list of BioSante’s key products:

•                  LibiGel — once daily transdermal testosterone gel in Phase III clinical development under a Special Protocol Assessment, or an SPA, for the treatment of female sexual dysfunction, or FSD.

•                  Elestrin — once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration, or FDA, indicated for the treatment of moderate-to-severe vasomotor symptoms (hot flashes) associated with menopause and marketed in the U.S.

•                  The Pill-Plus (triple hormone contraceptive) — once daily use of various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives.

•                  Bio-T-Gel — once daily transdermal testosterone gel in development for the treatment of hypogonadism, or testosterone deficiency, in men.

BioSante’s lead product is LibiGel.  Because there is no pharmaceutical product currently approved in the United States for FSD, specifically hypoactive sexual desire disorder, or HSDD, BioSante’s management believes, based on sales data for male sexual dysfunction products as well as published papers and third party primary market research, that the estimated market for an FDA approved FSD product could exceed $2.0 billion, and that if approved by the FDA, LibiGel could become the first FDA approved treatment specifically indicated for HSDD in menopausal women.  While several therapies have been tested to treat FSD, thus far testosterone therapy appears to be the only treatment that results in a consistent significant increase in the number of satisfying sexual events in women, which represents one of the two key efficacy endpoints required by the FDA for pivotal clinical trials of FSD therapies.  BioSante is not aware of another testosterone therapy product for the treatment of FSD in active clinical development in the U.S. other than LibiGel.

With respect to the required regulatory approval of LibiGel, BioSante believes based on agreements with the FDA, including SPAs received in January 2008 and July 2008, that two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III cardiovascular and breast cancer safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of a new drug application, or NDA, for LibiGel for the treatment of FSD, specifically, HSDD in “surgically” menopausal women.  The two LibiGel Phase III safety and efficacy clinical trials and one Phase III cardiovascular and breast cancer safety study currently are underway.  Both Phase III safety and efficacy trials are double-blind, placebo-controlled trials that will enroll up to approximately 500 surgically menopausal women each for a six-month clinical trial.  The Phase III safety study is a randomized, double-blind, placebo-controlled, multi-center, cardiovascular events driven study that will enroll between 2,400 and 3,100 women exposed to LibiGel or placebo for 12 months at which time BioSante intends to submit an NDA to the FDA.  Following NDA submission and potential FDA approval, BioSante will continue to follow the subjects in the safety study for an additional four years.

BioSante’s objective is to submit an NDA to the FDA, seeking approval for a potential commercial launch in 2011.  This timing, however, may be delayed depending upon BioSante’s ability to raise additional financing to support its operations and close the merger with Cell Genesys.  BioSante expects the Phase III clinical study program of LibiGel to require significant resources.  BioSante’s management estimates that the Phase III clinical study program for LibiGel will require approximately $30 - $35 million in additional funds to reach submission of an NDA.  Therefore, BioSante will need to raise substantial additional capital.  Alternatively, BioSante may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights BioSante has under its existing license agreements or enter into other business collaborations or combinations, including the possible sale of the company.  As of the date of this joint proxy statement/prospectus, BioSante has not entered into any agreement for any such sublicense, business collaboration or combination.

BioSante’s CaP technology is based on the use of extremely small, solid, uniform particles, which BioSante calls “nanoparticles.”  BioSante is pursuing the development of three potential initial applications for its CaP technology.  First, CaP technology is being tested in the area of aesthetic medicine.  Second, BioSante is pursuing the creation of improved versions of current vaccines and new vaccines by the “adjuvant” activity of BioSante’s proprietary nanoparticles that enhance the ability of a vaccine to stimulate an immune response.  The same nanoparticles allow for delivery of the vaccine via alternative routes of administration including non-injectable routes of administration.  Third, BioSante is pursuing the creation of oral, buccal, intranasal, inhaled and longer acting delivery of drugs that currently must be given by injection (e.g., insulin).

BioSante’s website is located at www.biosantepharma.com.  The information contained on or connected to BioSante’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

Cell Genesys, Inc. (see page 144)

400 Oyster Point Boulevard, Suite 525

South San Francisco, California 94080

(650) 266-3000

Cell Genesys is a company that was focused on the development and commercialization of novel biological therapies for patients with cancer.  In August 2008 and October 2008, Cell Genesys terminated its Phase III clinical trials of GVAX immunotherapy for prostate cancer, its lead product program, implemented a substantial restructuring plan, and announced its intention to pursue strategic alternatives.

Cell Genesys’s website is located at www.cellgenesys.com.  The information contained on or connected to Cell Genesys’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

Summary of the Merger (see page 64)

If the merger is completed, Cell Genesys will be merged with and into BioSante, with BioSante surviving the merger.  A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.  You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the merger.

Reasons for the Merger (see pages 80-88)

The combined company that will result from the merger will be a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  The combined company’s lead product will be LibiGel, the once daily transdermal testosterone gel in Phase III clinical development under an SPA for the treatment of female sexual dysfunction.  In addition, the combined company will seek to create additional value through its CaP technology and GVAX Immunotherapies.  BioSante and Cell Genesys believe that the combined company will have the following potential advantages:

•                  Phase III Development Stage under SPA.  Two LibiGel Phase III safety and efficacy clinical trials and one Phase III cardiovascular and breast cancer safety study currently are underway pursuant to agreements with the FDA, including an SPA received in January 2008.  Both Phase III safety and efficacy trials are double-blind, placebo-controlled trials that will enroll up to approximately 500 surgically menopausal women each for a six-month clinical trial.  The Phase III safety study is a randomized, double-blind, placebo-controlled, multi-center, cardiovascular events driven study that will enroll between 2,400 and 3,100 women exposed to LibiGel or placebo for 12 months at which time BioSante intends to submit an NDA to the FDA.  BioSante’s objective is to submit an NDA to the FDA, seeking approval for a potential commercial launch in 2011.

•                  Potential Market Opportunity.  Because there is no pharmaceutical product currently approved in the United States for FSD, specifically hypoactive sexual desire disorder, or HSDD, BioSante’s management believes, based on sales data for male sexual dysfunction products as well as published papers and third party primary market research, that the estimated market for an FDA approved FSD product could exceed $2.0 billion, and that if approved by the FDA, LibiGel could become the first FDA approved treatment specifically indicated for HSDD in menopausal women.  While several therapies have been tested to treat FSD, thus far testosterone therapy appears to be the only treatment that results in a consistent significant increase in the number of satisfying sexual events in women, which represents one of the two key efficacy endpoints required by the FDA for pivotal clinical trials of FSD therapies.  BioSante is not aware of another testosterone therapy product for the treatment of FSD in active clinical development in the U.S. other than LibiGel.

•                  Management Team.  It is expected that the combined company will be led by the experienced management team from BioSante and a board of directors with representation from each of BioSante and Cell Genesys.

Each of the boards of directors of BioSante and Cell Genesys also considered other reasons for the merger, as described herein.  For example, the board of directors of BioSante considered, among other reasons:

•                  BioSante’s need for financing to continue its Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives for BioSante to access capital, especially in light of the state of the capital markets for equity offerings, which historically has been BioSante’s method for raising additional financing to support its operations;

•                  the fact that the cash resources of the combined company expected to be available at the closing of the merger would provide BioSante sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel; and that without Cell Genesys’s cash that is expected to be available to the combined company at the closing of the merger, BioSante would need to raise substantial additional funds through private or public equity offerings, partnerships with pharmaceutical companies, debt financing or other arrangements in the near future and may be unable to do so within the timeframe in which it would be required to do so and at acceptable terms, which would require BioSante to significantly curtail its operations;

•                  the 0.1615 exchange ratio, which, subject to adjustment for changes in Cell Genesys’s net cash, would have resulted in BioSante stockholders holding approximately 60.4 percent of the outstanding shares of the combined company after the merger, assuming the number of outstanding shares of BioSante and Cell Genesys common stock remained unchanged until immediately prior to the effective time of the merger; and

•                  the likelihood that the merger will be consummated on a timely basis and the likelihood that BioSante may not otherwise be able to raise additional sufficient financing prior to the completion of the merger on acceptable terms which would otherwise be necessary in order to continue its operations as currently conducted, including in particular its Phase III clinical study program for LibiGel.

In addition, the board of directors of Cell Genesys considered, among other reasons, the following:

•                  the all-stock nature of the transaction and the exchange ratio of 0.1615 shares of the combined company that Cell Genesys stockholders will receive for each Cell Genesys share, subject to adjustment based on Cell Genesys’s net cash, if the merger is consummated, which provides the opportunity for Cell Genesys stockholders to obtain an equity interest in and to participate in the possible capital appreciation in the value of the common stock of the combined company;

•                  the fact that the value placed on Cell Genesys with respect to the merger consideration represented a significant premium over Cell Genesys’s estimated cash available for distribution to Cell Genesys stockholders (after satisfying all outstanding obligations, including its $22.0 million principal amount of convertible senior notes) of between $6 million and $16 million if Cell Genesys were to liquidate;

•                  the 0.1615 exchange ratio, which, subject to adjustment for changes in Cell Genesys’s net cash, represented at that time approximately 39.6 percent ownership in the outstanding common stock of the combined company by Cell Genesys stockholders on a pro forma basis, which reflected a premium of 12 percent on the closing price of Cell Genesys common stock on The NASDAQ Stock Market on June 29, 2009; and

•                  the fact that the exchange ratio is subject to adjustment only for changes in Cell Genesys’s net cash and not changes in the market value of Cell Genesys common stock or BioSante common stock, which provides Cell Genesys stockholders with relative certainty regarding the number of shares of BioSante common stock they will receive in connection with the merger and the percentage ownership of the combined company after closing of the merger.

Risk Factors (see page 22)

Both BioSante and Cell Genesys are subject to various risks associated with their businesses and their financial condition.  In addition, the merger, as well as the possibility that the merger may not be completed, pose a number of risks to each company and its respective stockholders, including the following risks:

•                  The exchange ratio in the merger agreement is subject to adjustment based on Cell Genesys’s net cash 10 days prior to the anticipated closing date, which could further dilute the ownership of the BioSante or Cell Genesys stockholders in the combined company.  If the net cash of Cell Genesys is more than $500,000 greater than the target net cash set forth in the merger agreement, the merger agreement provides for an adjustment to the exchange ratio to increase the number of shares of BioSante common stock that Cell Genesys stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current BioSante stockholders in the combined company.  If the net cash of Cell Genesys is more than $500,000 less than the target net cash set forth in the merger agreement, the merger agreement provides for an adjustment to the exchange ratio to decrease the number of shares of BioSante common stock that Cell Genesys stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current Cell Genesys stockholders in the combined company.

•                  Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the merger agreement by the BioSante and Cell Genesys stockholders.  If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated.

•                  The deal-protection provisions of the merger agreement may deter alternative business transactions which could be advantageous to BioSante or Cell Genesys when compared to the terms and conditions of the merger described in this joint proxy statement/prospectus, and, in certain circumstances, may require Cell Genesys to pay BioSante a $1.0 million termination fee or reimburse BioSante $500,000 for its expenses or require BioSante to pay Cell Genesys a $1.0 million termination fee or reimburse Cell Genesys $500,000 for its expenses.

•                  Whether or not the merger is completed, the announcement and pendency of the merger may have and could impact or cause disruptions in BioSante’s business, which could have an adverse effect on its business and operating results and the business and operating results of the combined company if the merger is completed.

•                  The combined company’s stock price may be volatile, and the market price of its common stock may decline in value following the merger.

Opinion of Oppenheimer & Co. Inc. (see page 88)

In connection with the merger, the BioSante board of directors received a written opinion, dated June 29, 2009, of BioSante’s financial advisor, Oppenheimer & Co. Inc., referred to as “Oppenheimer & Co.” or “BioSante’s financial advisor,” as to the fairness, from a financial point of view and as of the date of the opinion, to BioSante of the 0.1615 exchange ratio.  The full text of Oppenheimer & Co.’s written opinion, dated June 29, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B.  Oppenheimer & Co.’s opinion was provided to the BioSante board of directors in connection with its evaluation of the 0.1615 exchange ratio from a financial point of view to BioSante and does not address any other aspect of the merger.  Oppenheimer & Co.’s opinion does not address the underlying business decision of BioSante to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for BioSante or the effect of any other transaction in which BioSante might engage and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger.

Opinion of Lazard Frères & Co. LLC (see page 93)

In connection with the merger, on June 29, 2009, Cell Genesys’s investment banker, Lazard Frères & Co. LLC, referred to as “Lazard”, rendered its oral opinion to the Cell Genesys board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration (0.1615 of a share of BioSante common stock) to be paid to holders of Cell Genesys common stock (other than shares of Cell Genesys common stock held by Cell Genesys or BioSante) in the merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated June 29, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference.  Cell Genesys encourages you to read Lazard’s opinion, and the section “The Merger—Opinion of Lazard Frères & Co. LLC” beginning on page 93, carefully and in their entirety.  Lazard’s opinion was directed to the Cell Genesys board of directors for the information and assistance of the Cell Genesys board of directors in connection with its evaluation of the merger and only addressed the fairness, from a financial point of view, to the holders of Cell Genesys common stock of the consideration to be paid to certain holders of Cell Genesys common stock in the merger as of the date of Lazard’s opinion.  Lazard’s opinion did not address any other aspect of the merger and was not intended to and does not constitute a recommendation to any holder of Cell Genesys common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto.

Merger Consideration; Adjustment (see page 103)

As a result of the merger, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.

The number of shares of BioSante common stock that stockholders of Cell Genesys common stock will be entitled to receive in exchange for all shares of Cell Genesys common stock at the consummation of the merger will be equal to the exchange ratio set forth in the merger agreement that is applicable based upon the difference between Cell Genesys’s net cash balance at the determination date and the target net cash amount applicable as of the date of the merger closing, all as set forth in the merger agreement.  If Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the applicable target net cash amount, then the exchange ratio will be 0.1615.  The actual exchange ratio will be determined in accordance with the merger agreement and will be higher or lower than 0.1615 depending on whether the actual net cash balance of Cell Genesys is higher or lower than the applicable target net cash amount and the amount of the difference between the actual net cash balance of Cell Genesys’s as of the determination date and the applicable target net cash.  The merger agreement provides for a range of 38 different exchange ratios dependent upon these variables from a maximum exchange ratio of 0.2424 if Cell Genesys’s actual net cash balance is more than $5,000,000 above the applicable target net cash amount to a minimum exchange ratio of 0.1036 if Cell Genesys’s actual net cash balance is between $4,750,001 to $5,000,000 below the applicable target net cash amount.

The following table illustrates the exchange ratio for each share of Cell Genesys common stock at various differentials between the net cash balance of Cell Genesys at the determination date and the target net cash amount.  This table assumes, for illustrative purposes only, that the date of the closing of the merger is on September 30, 2009 and thus the target net cash amount applicable to the merger closing date, as set forth in the merger agreement, is $22,100,000.

Cell Genesys’s Net Cash As Calculated Pursuant to the Merger Agreement	Target Net Cash for Closing Date on September 30, 2009	Difference between Cell Genesys’s Net Cash and Target Net Cash		Exchange Ratio	Pro Forma Ownership of Outstanding Shares of Combined Company BioSante/Cell Genesys
$27,100,001	$22,100,000	$	+5,000,001	0.2424	55.2%/44.8%
$24,600,000	$22,100,000	$	+2,500,000	0.1943	60.6%/39.4%
$23,100,000	$22,100,000	$	+1,000,000	0.1719	63.5%/36.5%
$22,600,000	$22,100,000	$	+500,000	0.1615	65.0%/35.0%
$21,600,000	$22,100,000		$-500,000	0.1615	65.0%/35.0%
$21,100,000	$22,100,000		$-1,000,000	0.1485	66.8%/33.2%
$19,600,000	$22,100,000		$-2,500,000	0.1304	69.6%/30.4%
$17,100,000	$22,100,000		$-5,000,000	0.1036	74.3%/25.7%

See “The Merger Agreement—Merger Consideration and Adjustment” beginning on page 109.

BioSante will issue a press release after the final determination of the exchange ratio announcing the final exchange ratio and Cell Genesys’s net cash balance at the determination date.

There will be no adjustment to the total number of shares of BioSante common stock that Cell Genesys stockholders will be entitled to receive as a result of changes in the market price of BioSante common stock.  Accordingly, the market value of the shares of BioSante common stock issued in connection with the merger will depend on the market value of the shares of BioSante common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

Cell Genesys Stock Options and Warrants (see page 111)

All options to purchase shares of Cell Genesys common stock, other than certain designated options held by Cell Genesys’s current officers on the date of the merger agreement, will become fully vested and exercisable until immediately prior to the effective time of the merger.  Upon the effective time of the merger, such unexercised options other than the certain designated options held by Cell Genesys’s current officers on the date of the merger agreement will terminate and will no longer be outstanding.  At the effective time of the merger, the certain designated options held by Cell Genesys’s current officers on the date of the merger agreement that are outstanding immediately prior to the merger will be assumed by BioSante and will remain outstanding following the merger, but will be converted into and become options to purchase shares of BioSante common stock on terms substantially identical to those in effect immediately prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the final exchange ratio determined pursuant to the terms of the merger agreement.

Other than the warrant subject to a certain warrant exchange agreement dated May 17, 2009, which will be cashed out pursuant to the terms thereof prior to the merger, at the effective time of the merger, Cell Genesys warrants outstanding and unexercised on the effective time of the merger will be assumed by BioSante to the extent such obligations survive the merger under the terms of the respective Cell Genesys warrants, but will be converted into and become warrants to purchase shares of BioSante common stock on terms substantially identical to those in effect prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the final exchange ratio used in the merger.

Cell Genesys Convertible Senior Notes (see page 112)

As a result of the merger, BioSante will assume the $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011 and the $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, which notes will become convertible into shares of BioSante common stock in accordance with the terms of the indentures and with adjustments to the underlying number of shares and the conversion price based on the final exchange ratio used in the merger.  The merger agreement provides that BioSante will take all reasonably necessary actions to ensure that BioSante is in compliance with the terms of both the indenture dated as of October 20, 2004 for the 3.125% convertible senior notes due in November 2011 issued by Cell Genesys and the indenture dated June 24, 2009 for the 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, including in each case the execution of a supplemental indenture with the applicable trustee under each indenture.

Conditions to Completion of the Merger (see page 113)

BioSante and Cell Genesys expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or, if permissible, waived, including after BioSante and Cell Genesys receive stockholder approvals at the special meetings of the BioSante and Cell Genesys stockholders.  BioSante and Cell Genesys currently expect to complete the merger in the late third or fourth quarter of 2009.  However, it is possible that factors outside of BioSante’s or Cell Genesys’s control could require BioSante and Cell Genesys to complete the merger at a later time or not complete it at all.  Each party’s obligation to complete the merger is subject to the satisfaction or waiver (if permissible) by the parties, at or prior to the merger, of various conditions, which include the following:

•                  the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•                  the adoption and approval of the merger agreement and merger by the requisite vote of the Cell Genesys stockholders;

•                  the adoption and approval of the merger agreement and merger and the issuance of BioSante common stock pursuant to the merger agreement by the requisite vote of the BioSante stockholders;

•                  the absence of any legal prohibition to completing the merger;

•                  the approval for listing on NASDAQ of the shares of BioSante common stock issuable in the merger; and

•                  the due execution and delivery of the supplemental indentures as described above under the heading “The Merger Agreement—Cell Genesys Convertible Senior Notes” beginning on page 112, by all required parties.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver (if permissible) by that party of the following additional conditions:

•                  the representations and warranties of the other party in the merger agreement relating to its authority to enter into the merger agreement being true and correct and relating to its capital structure being true and correct except for de minimis errors, in each case as of the date of the merger agreement and as of the effective time of the merger;

•                  all other representations and warranties of the other party in the merger agreement being true and correct as of the date of the merger agreement and as of the effective time of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case where the failure of these representations and warranties to be true and correct, disregarding any materiality qualifications, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•                  the other party to the merger agreement having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it at or before the effective time of the merger;

•                  the other party having delivered a certificate signed by a duly authorized officer certifying to the satisfaction of such party of the above conditions in the merger agreement; and

•                  no material adverse effect on the other party shall have occurred and be continuing since the date of the merger agreement.

In addition, the obligation of BioSante to complete the merger is further subject to the satisfaction or waiver at or before the effective time of the merger of the condition that Cell Genesys’s net cash as of the determination date be no more than $5,000,000 less than the target net cash applicable as of the closing date of the merger.

No Solicitation (see page 114)

Cell Genesys agreed that, with certain exceptions, Cell Genesys and its subsidiaries and their respective officers, directors, employees and advisors will not:

•                  solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate any acquisition proposal;

•                  enter into, continue or otherwise engage or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or otherwise knowingly cooperate, encourage or facilitate any effort or attempt to make or implement any proposal or inquiry that constitutes or could reasonably be expected to result in an acquisition proposal;

•                  approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or

•                  submit to a vote of its stockholders, approve, endorse, or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or similar agreement relating to an acquisition proposal.

The merger agreement does not, however, prohibit Cell Genesys from considering a bona fide acquisition proposal from a third party if certain specified conditions are met.  See “The Merger Agreement—No Solicitation” beginning on page 114 for a discussion of the prohibitions on solicitations of acquisition proposals.

Termination of the Merger Agreement (see page 119)

Either BioSante or Cell Genesys can terminate the merger agreement, which would prevent the merger from being consummated, under certain circumstances as set forth below:

•                  by mutual written consent of BioSante and Cell Genesys;

•                  by BioSante or Cell Genesys, if the merger has not been completed by December 31, 2009, except that a party whose intentional failure to fulfill any obligation of the merger agreement or intentional breach of the merger agreement cannot seek termination for this reason;

•                  by BioSante or Cell Genesys, if a governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, restricts, enjoins or otherwise prohibits the merger, except that the right to terminate the merger agreement for this reason is not available to any party who has not used reasonable best efforts to cause such order, decree or ruling to be lifted;

•                  by BioSante or Cell Genesys, if Cell Genesys stockholders fail to adopt the merger agreement at the Cell Genesys stockholder meeting or if BioSante stockholders fail to adopt the merger agreement or approve the issuance of shares of BioSante common stock pursuant to the merger at the BioSante stockholder meeting;

•                  by BioSante or Cell Genesys, if the other party has breached any of its representations, warranties, covenants or other agreements contained in the merger agreement or if any representation or warranty has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied, provided that if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of notice of such breach or inaccuracy if such breach has not been cured or waived by the non-breaching party;

•                  by BioSante, if any of the following occur, each a “Cell Genesys triggering event”:

•                  if prior to the Cell Genesys stockholder meeting the Cell Genesys board of directors has withdrawn or made a change, or publicly proposed to withdraw or make a change, in its recommendation to its stockholders to adopt the merger agreement in a manner adverse to BioSante; or

•                  if Cell Genesys fails to include in this joint proxy statement/prospectus Cell Genesys’s board recommendation to its stockholders in favor of adoption of the merger agreement;

•                  by Cell Genesys, if any of the following occur, each a “BioSante triggering event”:

•                  if prior to the BioSante stockholder meeting the BioSante board of directors has withdrawn or made a change, or publicly proposed to withdraw or make a change, in its recommendation to its stockholders to adopt the merger agreement and to approve the issuance of shares of BioSante common stock in the merger in a manner adverse to Cell Genesys; or

•                  if BioSante fails to include in this joint proxy statement/prospectus BioSante’s board recommendation to its stockholders in favor of adoption of the merger agreement and approval of the issuance of shares of BioSante common stock in the merger;

•                  by Cell Genesys, if Cell Genesys enters into a superior proposal in accordance with the terms of the merger agreement.  For a more detailed description of Cell Genesys’s ability to terminate the merger agreement in connection with a superior proposal, see the section entitled “The Merger Agreement—No Solicitation” beginning on page 114.

Termination Fees and Expenses (see page 120)

If the merger agreement is terminated under certain circumstances, BioSante or Cell Genesys will be required to pay the other party a termination fee of $1.0 million.  The merger agreement also provides that under specified circumstances, BioSante or Cell Genesys may be required to reimburse the other party up to $500,000 for the other party’s expenses in connection with the transaction.  Any expenses paid by such party will be credited against the termination fee if the termination fee subsequently becomes payable by such party.

Management Following the Merger (see page 187)

Following the merger, the board of directors of the combined company will be comprised of eight members, including each of the six current members of the BioSante board of directors, Louis W. Sullivan, M.D., Stephen M. Simes, Fred Holubow, Peter Kjaer, Ross Mangano and Edward C. Rosenow III, M.D., and two members of the current Cell Genesys board of directors, Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D.  Pursuant to the merger agreement, David W. Carter, Nancy M. Crowell, James M. Gower, Thomas E. Shenk, Ph.D., Eugene L. Step, Inder M. Verma, Ph.D. and Dennis L. Winger, currently members of the Cell Genesys board of directors, will resign immediately prior to the completion of the merger.  Dr. Sullivan, BioSante’s chairman of the board, will continue as chairman of the board of the combined company.

Following the merger, the executive officers of the combined company will be the current executive officers of BioSante:

•                  Stephen M. Simes — Vice Chairman, President and Chief Executive Officer

•                  Phillip B. Donenberg — Chief Financial Officer, Treasurer and Secretary

Interests of BioSante’s Directors and Officers in the Merger(see page 98)

In considering the recommendation of the BioSante board of directors to BioSante stockholders to vote in favor of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, and the other matters to be acted upon by BioSante stockholders at the BioSante special meeting, BioSante stockholders should be aware that members of the BioSante board of directors and BioSante’s officers have interests in the merger that may be different from, or in addition to, or conflict with, the interests of BioSante stockholders.  At the effective time of the merger and as a result of the merger, the board of directors of the combined company will be comprised of the six individuals that are current members of the BioSante board of directors and two additional individuals that are current members of the Cell Genesys board of directors, Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D.  In addition, at the effective time of the merger and as a result of the merger, the executive officers of the combined company will be the current executive officers of BioSante:  Stephen M. Simes as vice chairman, president and chief executive officer and Phillip B. Donenberg as chief financial officer, treasurer and secretary.  None of BioSante’s directors or officers have any other interests in the merger that may be different from, or in addition to, or conflict with, the interests of BioSante stockholders.

Interests of Cell Genesys’s Directors and Officers in the Merger (see page 98)

In considering the recommendations of the Cell Genesys board of directors to Cell Genesys stockholders to vote in favor of the merger agreement and the transactions contemplated thereby, including the merger, and the other matters to be acted upon by Cell Genesys stockholders at the Cell Genesys special meeting, Cell Genesys stockholders should be aware that members of the Cell Genesys board of directors and Cell Genesys’s executive officers have interests in the merger that may be different from, or in addition to, or conflict with, the interests of Cell Genesys stockholders.  These interests include retention payments, change in control and severance payments and treatment of stock options held by Cell Genesys’s directors and executive officers.

Voting Agreements (see page 124)

In connection with the execution of the merger agreement, Stephen A. Sherwin, M.D., who held less than one percent of the outstanding shares of Cell Genesys common stock as of the record date, entered into an agreement that provides, among other things, he will vote in favor of the adoption of the merger agreement and grants to BioSante an irrevocable proxy to vote all of his shares in favor of the adoption of the merger agreement and against certain transactions or certain actions made in opposition to, or in competition with, the adoption of the merger agreement.

In connection with the execution of the merger agreement, certain of BioSante’s officers and directors, who held approximately 7.6 percent of the outstanding shares of BioSante common stock as of the record date, entered into agreements with Cell Genesys that provide, among other things, that the stockholders will vote in favor of adoption of the merger agreement and the issuance of BioSante common stock in the merger and grant to Cell Genesys an irrevocable proxy to vote all of such stockholders’ shares of BioSante common stock in favor of adoption of the merger agreement and the issuance of BioSante common stock in the merger and against certain transactions or certain actions made in opposition to, or in competition with, the proposals to adopt the merger agreement and issue BioSante common stock in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 106)

While the matter is not free from doubt, BioSante and Cell Genesys intend to treat the merger as a taxable transaction for U.S. federal income tax purposes.  No ruling has been or will be sought from the Internal Revenue Service, or IRS, as to the U.S. federal income tax treatment of the merger.  Assuming the transaction qualifies as such, a U.S. holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 106) of Cell Genesys common stock generally will recognize gain or loss in an amount equal to the difference between (a) the sum of the fair market value of the BioSante common stock and any cash in lieu of fractional shares received in exchange for such Cell Genesys common stock and (b) the U.S. holder’s tax basis in the Cell Genesys common stock surrendered.  For additional information, see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 106.

Tax matters are complicated, and the tax consequences of the merger to a particular Cell Genesys stockholder will depend on such stockholder’s circumstances.  Accordingly, Cell Genesys stockholders are urged to consult their own tax advisors to determine the tax consequences of the merger applicable to a Cell Genesys stockholder, including the applicability and effect of federal, state, local, foreign and other tax laws.

Regulatory Approvals (see page 105)

Neither BioSante nor Cell Genesys is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger.  In the United States, BioSante must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of BioSante common stock in the merger, including the filing with the SEC of the registration statement of which this joint proxy statement/prospectus is a part.

Anticipated Accounting Treatment (see page 107)

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by BioSante as of the completion of the merger based on their estimated fair values.  As Cell Genesys has ceased operations, the acquisition is not considered to be a business combination, and the allocation of the purchase price will not result in recognition of goodwill.  Following the completion of the merger, the future net income (loss) of the combined company will reflect charges resulting from the purchase price allocation related to the merger, which will include adjustments to carrying values of the acquired net assets based on the fair value of consideration measured as of the completion of the merger.

Appraisal Rights (see page 108)

If the merger is completed, BioSante and Cell Genesys stockholders are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law.

Comparison of Stockholder Rights (see page 254)

Both BioSante and Cell Genesys are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law.  If the merger is completed, Cell Genesys stockholders will become stockholders of BioSante, and their rights will be governed by the Delaware General Corporation Law, the certificate of incorporation of BioSante and the bylaws of BioSante.  The rights of BioSante contained in the certificate of incorporation and bylaws of BioSante differ from the rights of Cell Genesys stockholders under the certificate of incorporation and bylaws of Cell Genesys, as more fully described under the section entitled “Comparison of Rights of Holders of BioSante Stock and Cell Genesys Stock” beginning on page 254.

Litigation Relating to the Merger (page 108)

Cell Genesys, the members of the Cell Genesys board of directors and BioSante are named as defendants in purported class action lawsuits brought by Cell Genesys stockholders challenging Cell Genesys’s proposed merger with BioSante.  The plaintiffs in such actions generally allege that (1) each member of the Cell Genesys board of directors breached his or her fiduciary duties to Cell Genesys and its stockholders by authorizing the sale of Cell Genesys to BioSante for what plaintiffs allege to have been an inadequate sales process resulting in inadequate consideration to Cell Genesys stockholders; (2) Cell Genesys directly aided and abetted the other defendants’ alleged breach of fiduciary duties; and/or (3) BioSante aided and abetted the alleged breach of fiduciary duties by Cell Genesys’s directors.  These lawsuits generally seek, among other things, to rescind the merger agreement and enjoin the defendants from consummating the merger on the agreed-upon terms.  Cell Genesys and BioSante believe the actions are without merit and intend to defend the actions vigorously.

SELECTED HISTORICAL FINANCIAL INFORMATION AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND DATA

Selected Historical Financial Data of BioSante

The selected financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are derived from BioSante’s audited financial statements and are included in this joint proxy statement/prospectus beginning on page F-4.  The selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 are derived from BioSante’s audited financial statements, which are not included in this joint proxy statement/prospectus.  The statement of operations data for the six months ended June 30, 2009 and 2008, as well as the balance sheet data as of June 30, 2009 and 2008 are derived from BioSante’s unaudited financial statements included in this joint proxy statement/prospectus beginning on page F-28.  The financial data should be read in conjunction with “BioSante’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BioSante’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus.  The historical results are not necessarily indicative of results to be expected in any future period.

BioSante’s independent registered accounting firm has included an explanatory paragraph in its report on BioSante’s 2008 financial statements found elsewhere in this joint proxy statement/prospectus that expresses substantial doubt about BioSante’s ability to continue as a going concern.  The selected financial data presented below does not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should BioSante be unable to continue as a going concern.

	For the Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
			(in thousands, except per share data)
Statement of Operations Data:
Revenue
Licensing revenue	$—	$9	$3,384	$199	$14,136	$45	$10
Grant revenue	93	36	65	59	247	181	68
Royalty revenue	91	27	34	69	—	—	—
Other revenue	—	17	298	166	55	32	—
Total revenue	184	89	3,781	493	14,438	258	78
Interest income	12	449	588	1,095	429	401	250
Expenses
Research and development	6,566	6,612	15,790	4,751	3,908	6,409	9,162
General and administration	2,238	2,919	5,125	4,331	4,550	3,801	3,080
Licensing expense	—	—	836	—	3,500	—	—
Depreciation and amortization	63	22	43	90	118	101	102
Total expenses	8,867	9,553	21,794	9,172	12,076	10,311	12,344
Net (loss) income	$(8,671)	$(9,675)	$(17,425)	$(7,584)	$2,791	$(9,651)	$(12,016)
Basic and diluted net (loss) income per share	$(0.32)	$(0.36)	$(0.64)	$(0.30)	$0.13	$(0.50)	$(0.70)
Weighted average number of shares outstanding	27,434	27,209	27,307	25,486	21,484	19,392	17,145

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
			(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,986	$22,755	$14,787	$30,655	$11,450	$9,102	$17,269
Total assets	9,529	24,330	17,679	31,241	22,371	9,575	17,827
Stockholders’ equity	5,813	20,708	13,826	29,725	18,071	6,819	15,921

As discussed in Note 2, “Summary of Significant Accounting Policies” to the financial statements included in BioSante Pharmaceuticals, Inc.’s financial statements, effective January 1, 2006, BioSante changed its method of accounting for stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

Selected Historical Financial Data of Cell Genesys

The selected financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are derived from Cell Genesys’s audited financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included in this joint proxy statement/prospectus beginning on page F-46.  The selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004, are derived from Cell Genesys’s audited financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm and are not included in this joint proxy statement/prospectus.  The statement of operations data for the six months ended June 30, 2009 and 2008, as well as the balance sheet data as of June 30, 2009 and 2008 are derived from Cell Genesys’s unaudited financial statements included in this joint proxy statement/prospectus beginning on page F-72.  The financial data should be read in conjunction with “Cell Genesys’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Cell Genesys’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus.  The historical results are not necessarily indicative of results to be expected in any future period.

	For the Six Months Ended June 30,				Year Ended December 31,
	2009		2008		2008		2007		2006		2005	2004
	(unaudited)		(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$747		$29,984		$94,571		$1,380		$1,364		$4,584	$11,458
Total operating expenses	14,382	*	64,543	*	195,613	*	126,532	*	114,387	*	111,097	110,061
Gain from purchase and exchange of senior notes	5,893		—		42,668		—		—		—	—
Gain/(loss) related to warrant liability	(3,699)		5,716		11,480		—		—		—	—
Gain on sale of Abgenix, Inc. common stock	—		—		—		—		62,677		55,123	12,160
Net loss	$(12,550	)*	$(25,307	)*	$(46,975	)*	$(99,274	)*	$(82,929	)*	$(64,939)	$(97,411)
Net loss attributed to common stockholders	$(12,550	)*	$(25,307	)*	$(46,975	)*	$(99,274	)*	$(82,929	)*	$(64,939)	$(97,511)
Basic and diluted net loss per common share	$(0.14	)*	$(0.31	)*	$(0.56	)*	$(1.39	)*	$(1.67	)*	$(1.43)	$(2.23)

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments, including restricted cash and investments	$35,555	$165,498	$86,101	$147,306	$154,074	$129,139	$174,971
Total assets	36,588	295,250	97,973	273,392	291,167	366,975	435,139
Total current liabilities	3,989	41,807	10,987	34,565	51,314	69,385	77,923
Other long-term obligations, excluding current portion	—	76,530	4,006	56,278	51,326	52,093	51,013
Convertible senior debt principal portion	22,017	145,000	70,867	145,000	145,000	145,000	145,000
Redeemable convertible preferred stock	—	—	—	—	—	—	1,897
Accumulated deficit	(550,640)	(516,422)	(538,090)	(491,115)	(391,841)	(308,912)	(243,973)
Total stockholders’ equity	8,742	31,913	12,113	37,549	43,527	100,497	159,306

*  As discussed in Note 1, “Organization and Summary of Significant Accounting Policies” to the consolidated financial statements included in Cell Genesys’s consolidated financial statements, effective January 1, 2006, Cell Genesys changed its method of accounting for stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data of BioSante and Cell Genesys

The following selected unaudited pro forma condensed combined consolidated financial information has been prepared to give effect to the proposed merger of BioSante and Cell Genesys.  The merger will be accounted for under U.S. generally accepted accounting principles as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by BioSante as of the completion of the merger based on their estimated fair values.  As Cell Genesys has ceased substantially all of its operations, the acquisition is not considered by BioSante to be a business combination, and the allocation of the purchase price will not result in the recognition by BioSante of any goodwill.  The total estimated purchase price (based on application of an assumed exchange ratio of 0.1615 to pro forma shares outstanding as of June 30, 2009) calculated as described in the notes to the unaudited pro forma condensed combined consolidated balance sheet included elsewhere in this joint proxy statement/prospectus, has been allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the transaction, on the basis of initial estimates of their fair values.  A final determination of these fair values, which cannot be made prior to the completion of the merger, will be based on the actual value of consideration paid, and valuations of the remaining net assets of Cell Genesys that exist as of the date of completion of the merger, which may differ from those portrayed in the unaudited pro forma consolidated balance sheet.

No unaudited pro forma condensed combined consolidated statement of operations has been presented, as substantially all of the operations of Cell Genesys have ceased prior to entering into the merger agreement, and the combined pro forma operating performance of both BioSante and Cell Genesys is not considered meaningful for purposes of illustrating the impact of the acquired net assets of Cell Genesys or the future operations of the combined company.

The following selected unaudited pro forma condensed combined consolidated balance sheet data are prepared for illustrative purposes only and are not necessarily indicative of the financial position of BioSante that would have resulted had the merger been consummated as of June 30, 2009.   See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information.”

The following selected unaudited pro forma condensed combined consolidated balance sheet data should be read in conjunction with the historical financial statements of BioSante and the historical consolidated financial statements of Cell Genesys included elsewhere in this joint proxy statement/prospectus.

As of June 30,
2009
(In Thousands)
Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,556
Short-term investments	5,008
Short-term restricted cash	2,700
Total assets	46,032
Accounts payable	7,186
Accrued restructuring	5,279
Other accrued expenses	2,821
Convertible senior notes due 2013 and 2011 principal portion	22,017
Accumulated deficit	(115,054)
Stockholders’ equity	8,729

MARKET PRICE AND DIVIDEND INFORMATION

Market Price

Shares of BioSante common stock and Cell Genesys common stock are each listed and traded on the NASDAQ Global Market.  BioSante common stock is listed for trading under the symbol “BPAX” and Cell Genesys common stock is listed for trading under the symbol “CEGE.”  From October 1, 2003 to November 2, 2007, shares of BioSante common stock were traded on the American Stock Exchange under the symbol “BPA.”  Shares of BioSante class C special stock are not listed or traded on any national securities exchange or public trading market.

The following tables sets forth, for the periods indicated, the high and low daily sales prices per share of BioSante common stock and Cell Genesys common stock, in each case as reported on the NASDAQ Global Market (or, in the case of BioSante, the American Stock Exchange, if applicable) for each calendar quarter on which BioSante and Cell Genesys common stock was listed for trading on the NASDAQ Global Market.

BioSante Common Stock

Fiscal Year Ended December 31, 2006	High	Low
First Quarter	$4.69	$3.51
Second Quarter	$4.29	$1.91
Third Quarter	$2.42	$1.60
Fourth Quarter	$3.14	$1.55

Fiscal Year Ended December 31, 2007	High	Low
First Quarter	$6.25	$2.55
Second Quarter	$8.00	$5.28
Third Quarter	$6.71	$5.00
Fourth Quarter	$6.10	$3.50

Fiscal Year Ended December 31, 2008	High	Low
First Quarter	$5.05	$2.05
Second Quarter	$5.85	$3.50
Third Quarter	$5.79	$3.26
Fourth Quarter	$4.85	$0.81

Fiscal Year Ended December 31, 2009	High	Low
First Quarter	$2.33	$1.03
Second Quarter	$2.67	$1.30
Third Quarter (through August 20, 2009)	$2.70	$1.45

Cell Genesys Common Stock

Fiscal Year Ended December 31, 2006	High	Low
First Quarter	$7.98	$5.36
Second Quarter	$7.79	$4.92
Third Quarter	$5.24	$4.32
Fourth Quarter	$4.69	$3.39

Fiscal Year Ended December 31, 2007	High	Low
First Quarter	$4.20	$2.81
Second Quarter	$6.86	$3.35
Third Quarter	$4.07	$3.22
Fourth Quarter	$3.74	$2.17

Fiscal Year Ended December 31, 2008	High	Low
First Quarter	$2.98	$1.81
Second Quarter	$4.53	$2.60
Third Quarter	$3.40	$0.59
Fourth Quarter	$0.61	$0.10

Fiscal Year Ended December 31, 2009	High	Low
First Quarter	$0.5299	$0.175
Second Quarter	$0.90	$0.25
Third Quarter (through August 20, 2009)	$0.43	$0.22

The table below sets forth the closing sale prices of BioSante common stock and Cell Genesys common stock as reported on the NASDAQ Global Market each on June 29, 2009, the last trading day prior to the public announcement of the transaction, and on August 20, 2009.  The table also shows the implied value of one share of Cell Genesys common stock, which was calculated by multiplying the closing price of BioSante common stock on those dates by 0.1615, the exchange ratio set forth in the merger agreement if Cell Genesys’s net cash is within $500,000 of the target net cash on the determination date.  See “Merger Agreement—Merger Consideration and Adjustment” beginning on page 109 for a description of the calculation of Cell Genesys’s net cash, the target net cash, and the determination date.  The market prices of BioSante and Cell Genesys common stock on those dates will fluctuate between the date of this joint proxy statement/prospectus and the time of the Cell Genesys special meeting, the BioSante special meeting, and the completion of the merger.  No assurance can be given concerning the market prices of BioSante common stock or Cell Genesys common stock before the completion of the merger or the market price of BioSante common stock after the completion of the merger.  The merger consideration and exchange ratio are determined in accordance with the merger agreement and will not be adjusted for changes in the market value of the common stock of BioSante or Cell Genesys.  One result of this is that the market value of the BioSante common stock that Cell Genesys stockholders will receive in the merger may vary significantly from the prices shown in the table below.

	BioSante Common Stock	Cell Genesys Common Stock	Implied Per Share Value of Cell Genesys Common Stock*
June 29, 2009	$2.15	$0.31	$0.347
August 20, 2009	$1.93	$0.335	$0.312

*              Assumes an exchange ratio of 0.1615, the exchange ratio set forth in the merger agreement if Cell Genesys’s net cash is within $500,000 of the target net cash on the determination date.  Pursuant to the merger agreement, the exchange ratio will be different if Cell Genesys’s net cash is not within $500,000 of the target net cash on the determination date.  See “Merger Agreement—Merger Consideration and Adjustment” beginning on page 109 for a description of the calculation of Cell Genesys’s net cash, the target net cash and the determination date.

Cell Genesys stockholders should obtain current market quotations for shares of BioSante common stock and Cell Genesys common stock in deciding whether to vote for adoption of the merger agreement and the transactions contemplated thereby, including the merger.

Record Holders

As of August 15, 2009, BioSante had 306 holders of record of BioSante common stock and six record holders of BioSante class C special stock.

As of August 15, 2009, Cell Genesys had 588 holders of record of Cell Genesys common stock.

For detailed information regarding the beneficial ownership of certain stockholders of the combined company upon consummation of the merger, see the section entitled “Principal Stockholders of Combined Company” in this joint proxy statement/prospectus.

Dividends

BioSante has never declared or paid cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future.  Any future determination to pay cash dividends will be at the discretion of the BioSante board of directors and will depend upon BioSante’s financial condition, operating results, capital requirements, deployment of resources and ability to engage in strategic transactions, whether or not the merger is consummated, and such other factors as the BioSante board of directors deems relevant.

Cell Genesys has never declared or paid cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, BioSante and Cell Genesys stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger.  If any of the risks described below actually occurs, the respective businesses, operating results, financial condition or stock prices of BioSante, Cell Genesys or the combined company could be materially adversely affected.  In addition, if the merger is completed, the combined company’s business immediately following the merger will be the business conducted by BioSante  immediately prior to the merger.  As a result, the risks described below under “— Risks Related to BioSante” are the most significant risks to the combined company if the merger is completed.

Risks Related to the Merger

The exchange ratio in the merger agreement is subject to adjustment based on Cell Genesys’s net cash 10 days prior to the anticipated closing date, which could further dilute the ownership of either the BioSante or Cell Genesys stockholders in the combined company.

Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, each share of common stock of Cell Genesys issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.1615 of a share of BioSante common stock, subject to potential adjustment as described in the merger agreement depending upon the amount of net cash of Cell Genesys, less certain expenses and liabilities, 10 calendar days prior to the anticipated closing date of the merger.  If the net cash of Cell Genesys 10 days prior to the anticipated closing date is more than $500,000 greater than or less than the target net cash set forth in the merger agreement, then the exchange ratio will be adjusted as follows:

•                  If the net cash of Cell Genesys is more than $500,000 greater than the target net cash set forth in the merger agreement, the merger agreement provides for an adjustment to the exchange ratio to increase the number of shares of BioSante common stock that Cell Genesys stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current BioSante stockholders in the combined company.

•                  If the net cash of Cell Genesys is more than $500,000 less than the target net cash set forth in the merger agreement, the merger agreement provides for an adjustment to the exchange ratio to decrease the number of shares of BioSante common stock that Cell Genesys stockholders will be entitled to receive pursuant to the merger, which would further dilute the ownership of the current Cell Genesys stockholders in the combined company.

The items that will constitute Cell Genesys’s net cash at the determination date set forth in the merger agreement are subject to a number of factors, many of which are outside the control of BioSante and some of which are outside the control of Cell Genesys.  For a more detailed discussion of the calculation of Cell Genesys’s net cash at the determination date set forth in the merger agreement and to view a table that illustrates how changes in Cell Genesys’s net cash at the determination date will affect the exchange ratios, see “The Merger Agreement — Merger Consideration and Adjustment” beginning on page 109.

The exchange ratio is not adjustable based on the market price of BioSante common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

Although the exchange ratio set forth in the merger agreement is potentially adjustable upward or downward depending upon Cell Genesys’s net cash at the determination date set forth in the merger agreement, the exchange ratio and the number of shares to be issued by BioSante, is not adjustable based on the market price of BioSante or Cell Genesys common stock and the merger agreement may not be terminated for any such changes.  If the market price of BioSante common stock declines from the market price on the date of the merger agreement prior to the closing of the merger, Cell Genesys stockholders could receive merger consideration with substantially lower value.  Similarly, if the market price of BioSante common stock increases from the market price on the date of the merger agreement prior to the closing of the merger, Cell Genesys stockholders could receive merger consideration with considerably more value than their shares of Cell Genesys common stock and BioSante stockholders immediately prior to the merger will not be compensated for the increased market value of BioSante common stock.  Because the exchange ratio does not adjust as a result of changes in the value of BioSante common stock, for each one percentage point that the market value of BioSante common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Cell Genesys stockholders.  For example, on June 29, 2009, the date of the execution of the merger agreement, the closing price of BioSante common stock, as reported on the NASDAQ Global Market, was $2.15 per share.  Assuming that a total of approximately 17.8 million shares of BioSante common stock are issuable to Cell Genesys stockholders in connection with the merger at an assumed price per share equal to the execution date closing price of BioSante common stock, the aggregate merger consideration for Cell Genesys stockholders would be valued at approximately $38.3 million.  If, however, the closing price of BioSante common stock on the date of closing of the merger declines from the closing price on the date of the merger agreement to, for example, $1.72 per share, a decline of 20 percent, the aggregate merger consideration to be issued to Cell Genesys stockholders in the merger would decrease from approximately $38.3 million to approximately $30.6 million, a decline of $7.7 million, or 20 percent.

The exchange ratio is not adjustable based on issuances by BioSante or Cell Genesys of additional shares of BioSante common stock or Cell Genesys common stock upon the exercise of options or warrants or the conversion of convertible securities or otherwise, which issuances would result in additional dilution to BioSante and Cell Genesys stockholders.

As of August 15, 2009, Cell Genesys had outstanding options to purchase an aggregate of  approximately 2.7 million shares of Cell Genesys common stock, warrants to purchase an aggregate of approximately 4.2 million shares of Cell Genesys common stock and an aggregate of $22.0 million in convertible senior notes that are convertible into an aggregate of approximately 30.7 million shares of Cell Genesys common stock.  As of August 15, 2009, BioSante had outstanding options to purchase an aggregate of approximately 2.7 million shares of BioSante common stock, warrants to purchase an aggregate of approximately 5.0 million shares of BioSante common stock and an aggregate of 391,286 shares of BioSante class C special stock that are convertible into an equal number of shares of BioSante common stock.  Although Cell Genesys is prohibited under the terms of the merger agreement from issuing additional equity securities other than pursuant to the exercise of outstanding options or warrants or the conversion of outstanding convertible notes, BioSante is not.  On August 14, 2009, BioSante issued 6.0 million shares of BioSante common stock and warrants to purchase 2.4 million shares of BioSante common stock in a registered direct offering. It is possible that prior to the completion of the merger BioSante may issue additional equity securities in order to raise additional financing.  The exchange ratio is not adjustable based on issuances by BioSante or Cell Genesys of additional shares of BioSante common stock or Cell Genesys common stock for any reason.  Therefore, any such issuances by BioSante or Cell Genesys would result in additional dilution to BioSante and Cell Genesys stockholders.

The merger is subject to certain conditions to closing that could result in the merger not being consummated or being delayed, either of which could negatively impact the market price of BioSante and Cell Genesys common stock and their respective future businesses and operating results.

Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the merger agreement by BioSante and Cell Genesys stockholders.  If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated.  Failure to complete the merger could result in a number of adverse effects, including:

•                  preventing BioSante and Cell Genesys from realizing any benefits from the merger;

•                  requiring BioSante and Cell Genesys to incur significant transaction costs without realizing any benefits of the merger, and depending upon the circumstances of the failure to complete the merger, requiring Cell Genesys to pay BioSante a $1.0 million termination fee or expense reimbursement of up to $500,000 or requiring BioSante to pay Cell Genesys a $1.0 million termination fee or expense reimbursement of up to $500,000;

•                  a decline in the market prices of BioSante and Cell Genesys common stock to the extent the market prices of BioSante and Cell Genesys common stock positively reflect a market assumption that the merger will occur;

•                  uncertainty surrounding the future direction of the product offerings, available alternatives and strategy of BioSante or Cell Genesys on a standalone basis or a negative perception by the market of BioSante and Cell Genesys generally; and

•                  the diversion of the attention of BioSante’s and Cell Genesys’s management to the merger instead of their respective operations and the pursuit of other opportunities that could have been beneficial to their respective businesses.

Any delay in the consummation of the merger or any uncertainty about the consummation of the merger also could impact negatively the market price of BioSante and Cell Genesys common stock and their respective future businesses and operating results or prevent, delay or eliminate realization of some or all of the anticipated benefits of the merger.  It is possible that the merger will not be consummated or the consummation may be delayed or consummated on different terms than those contemplated by the merger agreement and as described in this joint proxy statement/prospectus.

The announcement and pendency of the merger may have and could impact or cause disruptions in BioSante’s business, which could have an adverse effect on its business, operating results and financial condition and, if the merger is completed, the business, operating results and financial condition of the combined company.

The announcement and pendency of the merger may have and could cause disruptions in or otherwise negatively impact BioSante’s business, operating results and financial condition and if the merger is completed, the business, operating results and financial condition of the combined company.  Among others:

•                  the attention of BioSante’s management may be directed toward the completion of the merger and transaction-related considerations and may be diverted from day-to-day business operations; and

•                  vendors, suppliers or other business partners may seek to modify or terminate their business relationships with BioSante or the combined company.

These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on BioSante’s business, operating results or financial condition, and if the merger is completed, the business, operating results or financial condition of the combined company.

BioSante and Cell Genesys have incurred and will continue to incur significant transaction costs in connection with the merger, some of which will be required to be paid even if the merger is not completed.

BioSante and Cell Genesys have incurred and will continue to incur significant transaction costs in connection with the merger.  These costs are primarily associated with the fees of their respective attorneys, accountants and financial advisors.  Most of these costs will be paid by the party incurring the costs even if the merger is not completed.  In addition, if the merger agreement is terminated due to certain triggering events specified in the merger agreement, BioSante or Cell Genesys may be required to pay the other party a termination fee of $1.0 million.  The merger agreement also provides that under specified circumstances, BioSante or Cell Genesys may be required to reimburse the other party $500,000 for its expenses in connection with the transaction, which would be credited against the termination fee if the termination fee subsequently becomes payable by BioSante or Cell Genesys, respectively.  If the merger is completed, the combined company will bear the transaction costs of both BioSante and Cell Genesys in connection with the merger, including financial advisor, legal and accounting fees and expenses.

Certain directors and executive officers of Cell Genesys and BioSante have interests in the merger that may be different from, or in addition to, or conflict with interests of Cell Genesys and BioSante stockholders generally.

Some directors and executive officers of BioSante and Cell Genesys may have interests in the merger that differ from, are in addition to or conflict with interests of BioSante and Cell Genesys stockholders, respectively.  For example, the executive officers of Cell Genesys who provided information to the Cell Genesys board of directors relating to the merger, have severance benefit arrangements, rights to acceleration of stock options or other equity awards and other benefits on a change in control of Cell Genesys and rights to ongoing indemnification that provide them with interests in the merger that may differ from Cell Genesys stockholders generally.  In addition, the chief executive officer and chairman of the board of Cell Genesys, and another director, are expected to become directors of the combined company and receive equity and cash compensation consistent with BioSante’s standard compensation practices for directors.  Cell Genesys stockholders should be aware of these interests when considering the recommendation of the Cell Genesys board of directors that they vote in favor of adopting the merger agreement and the transactions contemplated thereby, including the merger.  See “Interests of Cell Genesys Directors and Officers in the Merger” beginning on page 98.  The only interests that the directors and executive officers of BioSante have in the merger are that such individuals will continue in their current positions with the combined company.  BioSante stockholders also should be aware of these interests when considering the recommendation of the BioSante board of directors that they vote in favor of adopting the merger agreement and the transactions contemplated thereby, including the merger and the issuance of BioSante common stock in the merger.  See “Interests of BioSante Directors and Officers in the Merger” beginning on page 98.

The deal-protection provisions of the merger agreement may deter alternative transactions which could be advantageous to BioSante or Cell Genesys when compared to the terms and conditions of the merger transaction described in this joint proxy statement/prospectus, and, in certain circumstances, may require Cell Genesys or BioSante to pay the other party a $1.0 million termination fee or reimburse such party $500,000 for its expenses.

As a result of certain “deal-protection” provisions of the merger agreement, it is possible that a third party who might be interested in pursuing an alternative transaction with BioSante or Cell Genesys would be discouraged from doing so.  Any such proposal might be advantageous to the stockholders of BioSante or Cell Genesys when compared to the merger transaction described in this joint proxy statement/prospectus.  In particular, provisions of the merger agreement which require the payment of a $1.0 million termination fee or reimbursement of up to $500,000 of expenses to the other party may deter third parties from proposing alternative business transactions that might result in greater value to BioSante or Cell Genesys stockholders than the merger.  In addition, in the event the merger agreement is terminated by BioSante or Cell Genesys in circumstances that may obligate BioSante or Cell Genesys to pay a termination fee or reimburse the other party up to $500,000 for its expenses, BioSante’s or Cell Genesys’s stock price may decline as result of this reimbursement, its financial condition could be adversely affected and/or a potential competing third party proposing an alternative transaction may propose less favorable terms than it might otherwise have proposed.

Certain directors and executive officers of BioSante and Cell Genesys have entered into voting agreements that require them to vote in favor of the adoption of the merger agreement and the transactions contemplated thereby and against any competing business transaction, which could discourage third parties from making an alternative business transaction proposal to BioSante or Cell Genesys and deprive the stockholders of such company of the benefit of a more advantageous business transaction.

Certain directors and executive officers of BioSante and Cell Genesys, who in the aggregate beneficially owned approximately 7.6 percent of the issued and outstanding shares of BioSante common stock and less than 1 percent of the issued and outstanding shares of Cell Genesys common stock, respectively, as of the record date, have entered into voting agreements as further described in the section entitled “Voting Agreements” beginning on page 124 of this joint proxy statement/prospectus, pursuant to which they have agreed, during the term of such agreements and subject to certain exceptions, to vote their shares of common stock in favor of the adoption of the merger agreement and the transactions contemplated thereby and against any competing business transaction.  In addition, Tang Capital Partners, LP, which according to public filings as of July 1, 2009 held 9,502,089 shares, or 8.7 percent, of Cell Genesys common stock, agreed pursuant to the terms of a settlement and exchange agreement with Cell Genesys to vote any shares of Cell Genesys common stock owned by it only (i) pro rata with the votes of other Cell Genesys stockholders or (ii) at its option in accordance with the recommendation of the Cell Genesys board of directors.  The existence of these voting agreements may discourage third parties from making an alternative business transaction proposal to BioSante or Cell Genesys and deprive the stockholders of such company the benefit of a more advantageous business transaction.

Charges resulting from the allocation of the purchase consideration may adversely affect the market value of the combined company’s common stock following the merger.

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by BioSante as of the completion of the merger based on their estimated fair values.  Following the completion of the merger, the future net income (loss) of the combined company will reflect charges resulting from the purchase price allocation related to the merger, which will include adjustments to carrying values of the acquired net assets based on the fair value of consideration measured as of the completion of the merger.  The purchase price adjustments and potential corresponding charges could have a material impact on the combined company’s results of operations which could have an adverse impact on the market value of the combined company’s common stock.

BioSante and Cell Genesys may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to BioSante’s and Cell Genesys’s obligations to complete the merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of BioSante and Cell Genesys.  The boards of directors of BioSante and Cell Genesys will evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and resolicitation of proxies is necessary.  In the event that the board of directors of BioSante or Cell Genesys determines any such waiver is not significant enough to require resolicitation of stockholders, it will have the discretion to complete the merger without seeking further stockholder approval.  Approval of each company’s stockholders cannot be waived.

Litigation is pending against Cell Genesys, the members of the Cell Genesys board of directors and BioSante challenging the merger and an adverse judgment in any of those lawsuits may prevent the merger from becoming effective within the expected timeframe or at all.

Cell Genesys, the members of the Cell Genesys board of directors and BioSante are named as defendants in four purported class action lawsuits brought by Cell Genesys stockholders challenging Cell

Genesys’s proposed merger with BioSante, seeking to rescind the merger agreement and an injunction prohibiting the parties from completing the merger.  If the plaintiffs in any of these cases are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed upon terms, the injunction may prevent the completion of the merger in the expected timeframe (if at all).  Even if the plaintiffs in these actions are not successful, the costs of defending against such claims could adversely affect the financial condition of BioSante or Cell Genesys to the extent not covered by insurance.  For more information about litigation related to the merger, see “Litigation Relating to the Merger” beginning on page 108.

If any of the events described in “Risks Related to BioSante” occur, those events could cause the potential benefits of the merger not to be realized.

Following the effective time of the merger, BioSante’s business is expected to constitute the business and assets of the combined company.  As a result, the risks described below in the section entitled “Risks Related to BioSante” beginning on page 27 are among the most significant risks to the combined company if the merger is completed.  To the extent any of the events in such risks occur, those events could cause the potential benefits of the merger not to be realized and the market price of the combined company’s common stock to decline.

Risks Related to BioSante

In determining whether to approve the merger, you should carefully read the following risk factors. BioSante and Cell Genesys anticipate that immediately following the merger the business of the combined company will be the business conducted by BioSante immediately prior to the merger.  As a result, the following risks, and the risks factors set forth under the heading “— Risks Related to the Combined Company,” are the most significant that you will face if the merger is completed.

Risks Related to BioSante’s Financial Condition and Capital Requirements

BioSante has a history of operating losses, expects continuing losses and may never become profitable.

BioSante has a history of operating losses.  BioSante incurred a net loss of $8.7 million for the six months ended June 30, 2009 and a net loss of $17.4 million for the year ended December 31, 2008.  As of June 30, 2009, BioSante’s accumulated deficit was $80.6 million.  Substantially all of BioSante’s revenue to date has been derived from upfront and milestone payments earned on licensing and sub-licensing transactions, revenue earned from subcontracts with various parties and royalty revenue.  BioSante expects to incur substantial and continuing losses for the foreseeable future as its own product development programs continue and various preclinical and clinical trials commence or continue, including in particular its Phase III clinical study program for LibiGel.  The amount of these losses may vary significantly from year-to-year and quarter-to-quarter and will depend on, among other factors:

•                  the progress, timing, cost and results of BioSante’s preclinical and clinical development programs, including in particular its Phase III clinical study program for LibiGel, and its other product development efforts;

•                  patient recruitment and enrollment in BioSante’s current and future clinical studies, including in particular its Phase III clinical study program for LibiGel;

•                  the commercial success and net sales of Elestrin;

•                  BioSante’s ability to license LibiGel or its other products for development and commercialization;

•                  the cost, timing and outcome of regulatory reviews of BioSante’s proposed products;

•                  the rate of technological advances;

•                  ongoing determinations of the potential markets for and commercial success of BioSante’s proposed products;

•                  the timing and cost of various cash and non-cash general and administrative expenses;

•                  the success, progress, timing and costs of BioSante’s business development efforts to implement business collaborations, licenses and other business combinations or transactions, including its efforts to evaluate various strategic alternatives available with respect to its products and BioSante;

•                  the activities of BioSante’s competitors; and

•                  BioSante’s opportunities to acquire new products or take advantage of other unanticipated opportunities.

In order to generate new and significant revenues, BioSante successfully must develop its own proposed products and enter into collaborative agreements with others who successfully can commercialize them.  Even if BioSante’s proposed products and the products it may license or otherwise acquire are introduced commercially, they may never achieve market acceptance and BioSante may not generate additional revenues or achieve profitability in future years.

BioSante needs to raise substantial additional capital in the near future to fund its operations.  If additional capital is not available, BioSante may have to curtail significantly or even cease its ongoing operations.

BioSante currently does not have sufficient resources to obtain regulatory approval of its proposed products or to complete the commercialization of any of its proposed products.  BioSante expects the Phase III clinical study program of LibiGel to continue to require significant resources.  As of June 30, 2009, BioSante had $6.0 million in cash and cash equivalents.  Given the poor economic conditions, BioSante reviewed every aspect of its operations for cost and spending reductions to assure its long term survival while maintaining the resources necessary to achieve its primary objectives of developing its proposed products and obtaining regulatory approval of such products, including in particular LibiGel.  To save costs, in April 2009, BioSante decided to delay screening new subjects for its LibiGel Phase III safety study.  Those women already enrolled continue in the study.  BioSante intends to reinitiate screening and enrollment in the safety study at an appropriate time once it has closed the proposed merger with Cell Genesys.  Currently, BioSante continues to screen for and enroll new subjects in the LibiGel Phase III efficacy trials.  This change in BioSante’s clinical study screening may delay the eventual submission of the LibiGel NDA.

One of the primary reasons BioSante is proposing to merge with Cell Genesys is BioSante’s need for additional financing to continue its Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives for BioSante to access capital, especially in light of the state of the markets for equity offerings at the time of the execution of the merger agreement, which historically has been BioSante’s method for raising additional financing.  If the merger is not completed, BioSante would need to raise substantial additional funds through private or public equity offerings, partnerships with pharmaceutical companies, debt financing or other arrangements in the near future and may be unable to do so within the timeframe in which it would be required to do so and at acceptable terms.  If the merger is completed, BioSante expects that the cash resources of the combined company expected to be available at the closing of the merger would provide the combined company sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.  Even if the merger is completed, however, the combined company likely will need to raise additional financing to continue its Phase III clinical studies for LibiGel, unless LibGel is licensed or sold to another company.

BioSante’s future capital requirements will depend upon numerous factors, including:

•                  its ability to complete the merger with Cell Genesys and acquire the cash and cash equivalents of Cell Genesys;

•                  the success, progress, timing and costs of its business development efforts to implement business collaborations, licenses and other business combinations or transactions;

•                  the progress, timing, cost and results of its preclinical and clinical development programs, including in particular its Phase III clinical study program for LibiGel, and its other product development efforts;

•                  patient recruitment and enrollment in its current and future clinical studies, including in particular its Phase III clinical study program for LibiGel;

•                  the commercial success and net sales of Elestrin;

•                  its ability to license LibiGel or its other products for development and commercialization;

•                  the cost, timing and outcome of regulatory reviews of its proposed products;

•                  the rate of technological advances;

•                  the commercial success of its proposed products;

•                  its general and administrative expenses; and

•                  the activities of its competitors.

BioSante has on file an effective shelf registration statement that allows it to raise up to $75 million from the sale of common stock, preferred stock, warrants or units comprised of the foregoing.  However, under applicable SEC rules, so long as BioSante has a public float of less than $75 million, it can only offer to sell under the registration statement up to one-third of its public float during any 12 month period.  Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government.  These events have made equity and debt financing more difficult to obtain, and may negatively impact BioSante’s ability to complete financing transactions.  In addition, the stock market in general, and the NASDAQ Global Market and the market for life sciences companies in particular, have experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of listed companies.  There have been dramatic fluctuations in the market prices of securities of biopharmaceutical companies such as BioSante’s. Broad market and industry factors may seriously harm the market price of BioSante common stock, regardless of its operating performance, and may adversely impact its ability to raise additional funds.  Due to such market conditions, as well as the status of its product development programs, BioSante can provide no assurance that additional financing will be available on terms favorable to it, or at all.  If adequate funds are not available or are not available on acceptable terms when BioSante needs them, BioSante may be required to delay, scale back or eliminate some or all of its programs designed to obtain regulatory approval of its proposed products, including most importantly, as mentioned above, its Phase III clinical study program for LibiGel.  Failure to obtain adequate financing also may cause BioSante to curtail significantly or even cease its ongoing operations.

Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing BioSante stockholders, restrict BioSante’s operations or require BioSante to relinquish proprietary rights.

If BioSante raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of BioSante stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing BioSante stockholders.  If BioSante incurs debt financing, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for its business activities, and BioSante could be subject to covenants that restrict its ability to operate its business and make distributions to its stockholders.  These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of BioSante’s assets, as well as prohibitions on the ability of BioSante to create liens, pay dividends, redeem its stock or make investments.  As an alternative to raising additional financing by issuing securities, BioSante may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights BioSante has under its existing license agreements or enter into other business collaborations or combinations, including the possible sale of its company.  If BioSante raises additional funds through licensing arrangements, BioSante may be required to relinquish greater or all rights to its proposed products at an earlier stage of development or on less favorable terms than BioSante otherwise would choose.

The committed equity financing facility that BioSante entered into with Kingsbridge Capital Limited may not be available to BioSante if BioSante elects to make a draw down.

In December 2008, BioSante entered into a committed equity financing facility, or CEFF, with Kingsbridge.  The CEFF entitles BioSante to sell and obligates Kingsbridge to purchase, from time to time over a period of two years, up to the lesser of (1) an aggregate of $25 million in or (2) 5,405,840 shares of BioSante common stock for cash consideration, subject to certain conditions and restrictions.  Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for BioSante common stock of $1.15 per share; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; continued effectiveness of the registration statement registering the resale of shares of BioSante common stock issued or issuable to Kingsbridge; and the continued listing of BioSante stock on the NASDAQ Global Market.  In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting BioSante’s business, operations, properties or financial condition and if such condition continues for a period of 10 trading days from the date Kingsbridge provides BioSante notice of such material and adverse event.  If BioSante is unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, BioSante may be unable to access capital on favorable terms or at all.  As of the printing of this joint proxy statement/prospectus, BioSante had not sold any shares to Kingsbridge under the CEFF.

The report of BioSante’s independent registered public accounting firm expresses substantial doubt about BioSante’s ability to continue as a going concern which may adversely affect its ability to raise additional financing and close its proposed merger with Cell Genesys.

Because of continuing expenditures related to BioSante’s research and development activities, including in particular the Phase III clinical study program for LibiGel, as well as additional expenditures incurred due to BioSante’s efforts at pursuing strategic alternatives, including in particular the proposed merger with Cell Genesys, BioSante has incurred higher than anticipated expenses and liabilities.  In addition, as of the initial filing of the registration statement of which this joint proxy statement/prospectus is a part, BioSante had not raised additional financing through an equity offering, which historically has been its primary method for raising additional financing.  As a result, in connection with the re-issuance of BioSante’s financial statements for the year ended December 31, 2008 as a result of the initial filing of the registration statement of which this joint proxy statement/prospectus is a part, BioSante’s independent registered public accounting firm modified their report on BioSante’s financial statements for the year ended December 31, 2008 to include an explanatory paragraph that expresses substantial doubt regarding BioSante’s ability to continue as a going concern.  BioSante’s financial statements for the year ended December 31, 2008 and the unaudited condensed financial statements contained in this joint proxy statement/prospectus have been prepared assuming that BioSante will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.  The “going concern” paragraph in the audit report to BioSante’s financial statements could adversely affect BioSante’s relationships with third parties, which could further exacerbate its current liquidity issues and impact its ability to continue as a going concern, and negatively impact the trading price of its common stock.  The recent inclusion of the “going concern” paragraph in the audit report to BioSante’s financial statements also may influence BioSante’s stockholders or the stockholders of Cell Genesys not to vote in favor of the approval and adoption of the proposed merger with Cell Genesys or may adversely affect BioSante’s ability to obtain additional financing.

Risks Related to BioSante’s Business

BioSante’s proposed products are in the development stages and likely will not be commercially introduced for several years, if at all.

BioSante’s proposed products are in the development stages and will require further development, preclinical and clinical testing and investment prior to commercialization in the United States and abroad.  Other than Elestrin, none of BioSante’s products have been introduced commercially nor does BioSante expect them to be for several years.  Some of BioSante’s products are not in active development.  For example, at this time, BioSante believes that its estrogen/progestogen combination transdermal gel product sublicensed to Solvay Pharmaceuticals, B.V. is not in active development by Solvay, and BioSante does not expect its active development to occur at any time in the near future.  BioSante cannot assure you that any of its proposed products will:

•                  be developed successfully;

•                  prove to be safe and effective in clinical studies;

•                  meet applicable regulatory standards or obtain required regulatory approvals;

•                  demonstrate substantial protective or therapeutic benefits in the prevention or treatment of any disease;

•                  be capable of being produced in commercial quantities at reasonable costs;

•                  obtain coverage and favorable reimbursement rates from insurers and other third-party payors; or

•                  be successfully marketed or achieve market acceptance by physicians and patients.

If BioSante fails to obtain regulatory approval to manufacture commercially or sell any of its future products, or if approval is delayed or withdrawn, BioSante will be unable to generate revenue from the sale of its products.

BioSante must obtain regulatory approval to sell any of its products in the United States and abroad. In the United States, BioSante must obtain the approval of the FDA for each product or drug that it intends to commercialize.  The FDA approval process is typically lengthy and expensive, and approval is never certain.  Products to be commercialized abroad are subject to similar foreign government regulation.

Generally, only a very small percentage of newly discovered pharmaceutical products that enter preclinical development are approved for sale.  Because of the risks and uncertainties in biopharmaceutical development, BioSante’s proposed products could take a significantly longer time to gain regulatory approval than BioSante expects or may never gain approval.  If regulatory approval is delayed or never obtained, the credibility of BioSante’s management, the value of its company and its operating results and liquidity would be adversely affected.  Even if a product gains regulatory approval, the product and the manufacturer of the product may be subject to continuing regulatory review.  In addition, even after obtaining regulatory approval, BioSante may be restricted or prohibited from marketing or manufacturing a product if previously unknown problems with the product or its manufacture are subsequently discovered.  The FDA also may require BioSante to commit to perform lengthy post-approval studies, for which BioSante would have to expend significant additional resources, which could have an adverse effect on its operating results and financial condition.

To obtain regulatory approval to market BioSante’s products, costly and lengthy pre-clinical studies and human clinical trials are required, and the results of the studies and trials are highly uncertain.  As part of the FDA approval process, BioSante must conduct, at its own expense or the expense of current or potential licensees, clinical trials on humans on each of its proposed products.  Pre-clinical studies on animals must be conducted on some of BioSante’s proposed products.  BioSante expects the number of pre-clinical studies and human clinical trials that the FDA will require will vary depending on the product, the disease or condition the product is being developed to address and regulations applicable to the particular product.  BioSante may need to perform multiple pre-clinical studies using various doses and formulations before BioSante can begin human clinical trials, which could result in delays in its ability to market any of its products.  Furthermore, even if BioSante obtains favorable results in pre-clinical studies on animals, the results in humans may be different.

After BioSante has conducted pre-clinical studies in animals, BioSante must demonstrate that its products are safe and effective for use on the target human patients in order to receive regulatory approval for commercial sale.  The data obtained from pre-clinical and human clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval.  BioSante faces the risk that the results of its clinical trials in later phases of clinical trials may be inconsistent with those obtained in earlier phases.  A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal or human testing.  Adverse or inconclusive human clinical results would prevent BioSante from filing for regulatory approval of BioSante’s products.  Additional factors that can cause delay or termination of BioSante’s human clinical trials include:

•                  slow patient enrollment;

•                  timely completion of clinical site protocol approval and obtaining informed consent from subjects;

•                  longer treatment time required to demonstrate efficacy or safety;

•                  adverse medical events or side effects in treated patients;

•                  lack of effectiveness of the product being tested; and

•                  lack of funding.

Delays in BioSante’s clinical trials could allow its competitors additional time to develop or market competing products and thus can be extremely costly in terms of lost sales opportunities and increased clinical trial costs.

Although BioSante successfully has completed and reached agreement with the FDA under the SPA process for its Phase III safety and efficacy clinical trial program for LibiGel, BioSante still may not obtain FDA approval of LibiGel within a reasonable period of time or ever, which would harm its business and likely decrease its stock price.

BioSante anticipates that LibiGel, if approved by the FDA, could be a very successful product.  However, LibiGel has not been approved for marketing by the FDA and is still subject to risks associated with its clinical development and obtaining regulatory approval.  BioSante believes based on agreements with the FDA, including an SPA received in January 2008, that two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III cardiovascular and breast cancer safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of an NDA for LibiGel for the treatment of FSD, specifically, HSDD in menopausal women.  The SPA process and agreement affirms that the FDA agrees that the LibiGel Phase III safety and efficacy clinical trial design, clinical endpoints, sample size, planned conduct and statistical analyses are acceptable to support regulatory approval.  Further, it provides assurance that these agreed measures will serve as the basis for regulatory review and the decision by the FDA to approve an NDA for LibiGel.  These SPA trials use BioSante’s validated instruments to measure the clinical endpoints.  The January 2008 SPA agreement covers the pivotal Phase III safety and efficacy trials of LibiGel in the treatment of FSD for “surgically” menopausal women.  In July 2008, BioSante received another SPA for its LibiGel program in the treatment of FSD, specifically, HSDD in “naturally” menopausal women.  The SPA agreements, however, are not guarantees of LibiGel approval by the FDA or approval of any permissible claims about LibiGel.  In particular, SPA agreements are not binding on the FDA if previously unrecognized public health concerns later comes to light, other new scientific concerns regarding product safety or effectiveness arise, BioSante fails to comply with the protocol agreed upon, or the FDA’s reliance on data, assumptions or information are determined to be wrong.  Even after an SPA agreement is finalized, the SPA agreement may be changed by BioSante or the FDA on written agreement of both parties, and the FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.  In addition, the data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent FDA regulatory approval.

Delays in the completion of these clinical trials, which can result from unforeseen issues, FDA interventions, problems with enrolling patients and other reasons, could delay significantly commercial launch and affect BioSante’s product development costs.  Moreover, results from these clinical studies may not be as favorable as the results BioSante obtained in prior, completed studies.  BioSante cannot ensure that, even after extensive clinical trials, regulatory approval will ever be obtained for LibiGel.

Uncertainties associated with the impact of published studies regarding the adverse health effects of certain forms of hormone therapy could adversely affect the market for hormone therapy products and the trading price of BioSante common stock.

The market for hormone therapy products has been affected negatively by the Women’s Health Initiative (WHI) study and other studies that have found that the overall health risks from the use of certain hormone therapy products exceed the benefits from the use of those products among healthy postmenopausal women.  In July 2002, the NIH released data from its WHI study on the risks and benefits associated with long-term use of oral hormone therapy by healthy women.  The NIH announced that it was discontinuing the arm of the study investigating the use of oral estrogen/progestin combination hormone therapy products after an average follow-up period of 5.2 years because the product used in the study was shown to cause an increase in the risk of invasive breast cancer.  The study also found an increased risk of stroke, heart attacks and blood clots and concluded that overall health risks exceeded benefits from use of combined estrogen plus progestin for an average of 5.2 year follow-up among healthy postmenopausal women.  Also in July 2002, results of an observational study sponsored by the National Cancer Institute on the effects of estrogen therapy were announced.  The main finding of the study was that postmenopausal women who used estrogen therapy for 10 or more years had a higher risk of developing ovarian cancer than women who never used hormone therapy.

In October 2002, a significant hormone therapy study being conducted in the United Kingdom also was halted.  BioSante’s products differ from the products used in the WHI study and the primary products observed in the National Cancer Institute and United Kingdom studies.  In March 2004, the NIH announced that the estrogen-alone study was discontinued after nearly seven years because the NIH concluded that estrogen alone does not affect (either increase or decrease) heart disease, the major question being evaluated in the study.  The findings indicated a slightly increased risk of stroke as well as a decreased risk of hip fracture and breast cancer.  Preliminary data from the memory portion of the WHI study suggested that estrogen alone may possibly be associated with a slight increase in the risk of dementia or mild cognitive impairment.

Researchers continue to analyze data from both arms of the WHI study and other studies.  Recent reports indicate that the safety of estrogen products may be affected by the age of the woman at initiation of therapy.  There currently are no studies published comparing the safety of BioSante’s products against other hormone therapies.  The markets for female hormone therapies for menopausal symptoms have declined as a result of these published studies.  The release of any follow-up or other studies that show adverse affects from hormone therapy, including in particular, hormone therapies similar to BioSante’s products, also would adversely affect its business and likely decrease its stock price.

If clinical trials for BioSante’s proposed products are prolonged or delayed, BioSante may be unable to commercialize its proposed products on a timely basis, which would require it to incur additional costs and delay its receipt of any revenue from potential product sales or licenses.

BioSante may encounter problems with its completed, ongoing or planned clinical trials for its proposed products that will cause it or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them.  A number of events, including any of the following, could delay the completion of, or terminate, BioSante’s ongoing and planned clinical trials for its proposed products and negatively impact its ability to obtain regulatory approval or enter into collaborations for, or market or sell, a particular proposed product:

•                  conditions imposed on BioSante by the FDA or any foreign regulatory authority regarding the scope or design of its clinical trials;

•                  delay in developing, or its inability to obtain, a clinical dosage form, insufficient supply or deficient quality of its proposed products or other materials necessary to conduct its clinical trials;

•                  negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical study or termination of a clinical program;

•                  serious and/or unexpected product-related side effects experienced by subjects in clinical trials; or

•                  failure of its third-party contractors or its investigators to comply with regulatory requirements or otherwise meet their contractual obligations to BioSante in a timely manner.

Regulatory authorities, clinical investigators, institutional review boards, data safety monitoring boards and the sites at which BioSante’s clinical trials are conducted all have the power to stop its clinical trials prior to completion.  BioSante’s clinical trials for its products may not begin as planned, may need to be restructured, and may not be completed on schedule, if at all.  This is particularly true if BioSante no longer has the financial resources to dedicate to its clinical trial program.

BioSante entered into an exclusive sublicense agreement Azur Pharma International II, Limited for the marketing of Elestrin in the United States as a result of which BioSante is dependent upon Azur for the marketing and sale of Elestrin.

In December 2008, BioSante entered into an exclusive sublicense agreement with Azur for the marketing of Elestrin in the United States pursuant to which BioSante received an upfront license payment and has the right to receive certain sales-based milestone payments, plus royalties on sales of Elestrin.  As a result of this agreement, Elestrin is subject to not only general market acceptance of the product, but also the success of Azur in marketing and selling the product.  Sales of Elestrin by BioSante’s former sublicensee, Nycomed US Inc. (which acquired Bradley Pharmaceuticals, Inc. in February 2008), were minimal and did not result in BioSante’s receipt of any meaningful royalty revenue.  Azur launched sales and marketing activities related to Elestrin in April 2009.  Royalty revenues from sales of Elestrin were $90,934 for the six months ended June 30, 2009.  BioSante cannot assure you that Azur will be successful in marketing Elestrin or that Azur will remain focused on the commercialization of Elestrin or will not otherwise breach the terms of its agreement with BioSante, especially if Azur does not experience significant Elestrin sales.  Any breach by Azur of its obligations under BioSante’s agreement or a termination of the agreement could adversely affect the success of Elestrin if BioSante is unable to sublicense the product to another party on substantially the same or better terms or continue the future commercialization of the product itself.

Elestrin, which is FDA approved, and BioSante’s other proposed products, if they receive FDA approval, may not achieve expected levels of market acceptance, which could have a material adverse effect on BioSante’s business, financial position and operating results and could cause the market value of BioSante common stock to decline.

The commercial success of BioSante’s FDA-approved product, Elestrin, and its other proposed products, if they receive the required regulatory approvals, is dependent upon market acceptance by physicians and patients.  Levels of market acceptance for BioSante’s products could be affected by several factors, including:

•                  the availability of alternative products from competitors;

•                  the price of BioSante’s products relative to that of its competitors;

•                  the timing of market entry; and

•                  the ability to market its products effectively.

Some of these factors are not within BioSante’s control, especially if it has transferred all of the marketing rights associated with the product, as BioSante has with Elestrin to Azur. Elestrin and BioSante’s proposed products may not achieve expected levels of market acceptance.  Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others.  Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products.  In some cases, these studies have resulted, and may in the future result, in the discontinuance of product marketing.  These situations, should they occur, could have a material adverse effect on BioSante’s business, financial position and results of operations, and the market value of BioSante common stock could decline.

BioSante and its sublicensees depend on third-party manufacturers to produce BioSante’s proposed products and if these third parties do not successfully manufacture these products its business would be harmed.

BioSante has no manufacturing experience or manufacturing capabilities for the production of its proposed products for clinical trials or commercial sale. In order to continue to develop proposed products, apply for regulatory approvals and commercialize its proposed products following approval, BioSante or its sublicensees must be able to manufacture or contract with third parties to manufacture its products in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner.  The manufacture of BioSante’s products may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required.  Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products.  The cost of manufacturing BioSante’s products may make them prohibitively expensive.  If supplies of any of BioSante’s products become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by it could be seriously delayed.

To the extent that BioSante or its sublicensees seek to enter into manufacturing arrangements with third parties, BioSante and such sublicensees will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations.  Contract manufacturers may breach their manufacturing agreements because of factors beyond BioSante’s control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for BioSante.  If third-party manufacturers fail to perform their obligations, BioSante’s competitive position and ability to generate revenue may be adversely affected in a number of ways, including:

•                  BioSante and its collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;

•                  BioSante and its collaborators may be delayed in submitting applications for regulatory approvals for its product candidates; and

•                  BioSante and its collaborators may not be able to meet commercial demands for any approved products.

BioSante has very limited staffing and will continue to be dependent upon key employees.

BioSante’s success is dependent upon the efforts of a small management team and staff.  BioSante has employment arrangements in place with both of its two executive officers, but neither of its executive officers is legally bound to remain employed for any specific term.  BioSante does not have key man life insurance policies covering its executive officers or any of its other employees.  If key individuals leave BioSante, it could be adversely affected if suitable replacement personnel are not recruited quickly.

There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain the qualified personnel necessary for the development and growth of BioSante’s business.  BioSante’s future success depends upon its ability to continue to attract and retain qualified personnel.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on BioSante’s stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires BioSante’s management to assess and its independent registered public accounting firm to provide an opinion on the effectiveness of its internal controls over financial reporting.  The Committee of Sponsoring Organizations of the Treadway Commission provides a framework for companies to assess and improve their internal control systems.  If BioSante is unable to maintain effective internal controls, BioSante might be subject to sanctions or investigations by regulatory authorities, such as the Securities and Exchange Commission or the NASDAQ Stock Market.  Any such action could adversely affect BioSante’s financial results, financial position and the market price of BioSante common stock.  In addition, if one or more material weaknesses is identified in BioSante’s internal controls over financial reporting, BioSante will be unable to assert that its internal controls over financial reporting is effective.  If BioSante is unable to assert that its internal controls over financial reporting is effective (or if its independent registered public accounting firm is unable to express an opinion or issues an adverse opinion on the effectiveness of its internal controls over financial reporting), BioSante could lose investor confidence in the accuracy and completeness of its financial reports, which in turn could have an adverse effect on its stock price.  If BioSante fails to maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, BioSante may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Failure to achieve and maintain effective internal controls over financial reporting could have an adverse effect on BioSante common stock price.

Risks Related to BioSante’s Industry

Because BioSante’s industry is very competitive and many of its competitors have substantially greater capital resources and more experience in research and development, manufacturing and marketing than BioSante, BioSante may not succeed in developing its proposed products and bringing them to market.

Competition in the pharmaceutical industry is intense.  Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies, most of which have substantially greater capital resources and more experience in research and development, manufacturing and marketing than BioSante.  Academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and seeking patent protection and may develop and commercially introduce competing products or technologies on their own or through joint ventures.  BioSante cannot assure you that its competitors, some of whom are its development collaborators, will not succeed in developing similar technologies and products more rapidly than BioSante does, commercially introducing such technologies and products to the marketplace prior to BioSante, or that these competing technologies and products will not be more effective or successful than any of those that BioSante currently is developing or will develop.

Because the pharmaceutical industry is heavily regulated, BioSante faces significant costs and uncertainties associated with its efforts to comply with applicable regulations.  Should BioSante fail to comply, it could experience material adverse effects on its business, financial position and results of operations, and the market value of BioSante common stock could decline.

The pharmaceutical industry is subject to regulation by various federal and state governmental authorities.  For example, BioSante must comply with FDA requirements with respect to the development of its proposed products and its clinical trials, and if any of its proposed products are approved, the manufacture, labeling, sale, distribution, marketing, advertising and promotion of its products.  Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, enforcement actions, injunctions and criminal prosecution.  Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals.  Despite BioSante’s efforts at compliance, there is no guarantee that BioSante may not be deemed to be deficient in some manner in the future.  If BioSante were deemed to be deficient in any significant way, its business, financial position and results of operations could be materially affected and the market value of BioSante common stock could decline.

Risks Related to BioSante’s Intellectual Property

BioSante licenses the technology underlying most of its products and a portion of its CaP technology from third parties and may lose the rights to license them, which could have a material adverse effect on its business, financial position and operating results and could cause the market value of its common stock to decline.

BioSante licenses certain of the technology underlying its products from Antares Pharma, Inc., a portion of its CaP technology from the University of California and the Pill-Plus from Wake Forest University.  BioSante may lose its right to license these technologies if it breaches its obligations under the license agreements.  Although BioSante intends to use its reasonable best efforts to meet these obligations, if BioSante violates or fails to perform any term or covenant of the license agreements or with respect to the University of California’s license agreement within 60 days after written notice from the University of California, the other party to these agreements may terminate these agreements or certain projects contained in these agreements.  The termination of these agreements, however, will not relieve BioSante of its obligation to pay any royalty or license fees owed at the time of termination.  BioSante’s failure to retain the right to license the technology underlying its proposed products or CaP technology could harm its business and future operating results.  For example, if BioSante were to enter into a sublicense agreement with a third party under which BioSante agrees to sublicense its hormone therapy technology or CaP technology for a license fee, the termination of the main license agreement with Antares Pharma, Inc., the University of California or Wake Forest University could either, depending upon the terms of the sublicense agreement, cause BioSante to breach its obligations under the sublicense agreement or give the other party a right to terminate that agreement, thereby causing BioSante to lose future revenue generated by the sublicense fees.

BioSante has licensed some of its products to third parties and any breach by these parties of their obligations under these sublicense agreements or a termination of these sublicense agreements by these parties could adversely affect the development and marketing of its licensed products.  In addition, these third parties also may compete with BioSante with respect to some of its proposed products.

BioSante has licensed its CaP technology for use as a facial line filler to Medical Aesthetics Technology Corporation and some of its hormone therapy product to third parties, including Azur, Solvay Pharmaceuticals, B.V., Teva Pharmaceuticals USA, Inc., Pantarhei Bioscience B.V. and PharmaSwiss SA.  All of these parties, except for Azur as to development, have agreed to be responsible for continued development, regulatory filings and manufacturing and marketing associated with the products.  In addition, BioSante in the future may enter into additional similar license agreements.  BioSante’s products that it has licensed to others thus are subject to not only customary and inevitable uncertainties associated with the drug development process, regulatory approvals and market acceptance of products, but also depend on the respective licensees for timely development, obtaining required regulatory approvals, commercialization and otherwise continued commitment to the products.  BioSante’s current and future licensees may have different and, sometimes, competing priorities.  BioSante cannot assure you that its partners or any future third party to whom BioSante may license its proposed products will remain focused on the development and commercialization of its partnered products or will not otherwise breach the terms of its agreements with them, especially since these third parties also may compete with BioSante with respect to some of its proposed products.  For example, at this time, BioSante believes that its estrogen/progestogen combination transdermal hormone therapy gel product licensed to Solvay is not in active development by Solvay, and BioSante does not expect its active development to occur at any time in the near future.

If BioSante is unable to protect its proprietary technology, it may not be able to compete as effectively.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes.  BioSante’s success will depend, in part, upon its ability to obtain, enjoy and enforce protection for any products it develops or acquires under United States and foreign patent laws and other intellectual property laws, preserve the confidentiality of its trade secrets and operate without infringing the proprietary rights of third parties.  BioSante relies on patent protection, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect its proprietary technology.  However, these legal means afford only limited protection and may not adequately protect BioSante’s rights or permit it to gain or keep any competitive advantage.

Where appropriate, BioSante seeks patent protection for certain aspects of its technology.  However, BioSante’s owned and licensed patents and patent applications may not ensure the protection of its intellectual property for a number of other reasons:

•                  BioSante does not know whether its licensor’s patent applications will result in issued patents.

•                  Competitors may interfere with BioSante’s patents and patent process in a variety of ways.  BioSante’s issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit its ability to stop competitors from marketing related products.  Competitors may claim that they invented the claimed invention before BioSante or may claim that BioSante is infringing on their patents and therefore BioSante cannot use its technology as claimed under its patent.  Competitors also may have BioSante’s patents reexamined by demonstrating to the patent examiner that the invention was not original or novel or was obvious.

•                  BioSante is engaged in the process of developing proposed products.  Even if BioSante receives a patent, it may not provide much practical protection.  There is no assurance that third parties will not be able to design around BioSante’s patents.  If BioSante receives a patent with a narrow scope, then it will be easier for competitors to design products that do not infringe on its patent.  Even if the development of BioSante’s proposed products is successful and approval for sale is obtained, there can be no assurance that applicable patent coverage, if any, will not have expired or will not expire shortly after this approval.  Any expiration of the applicable patent could have a material adverse effect on the sales and profitability of BioSante’s proposed products.

•                  Litigation also may be necessary to enforce patent rights BioSante holds or to protect trade secrets or techniques BioSante owns.  Intellectual property litigation is costly and may adversely affect BioSante’s operating results.  Such litigation also may require significant time by BioSante’s management.  In litigation, a competitor could claim that BioSante’s issued patents are not valid for a number of reasons.  If the court agrees, BioSante would lose protection on products covered by those patents.

•                  BioSante also may support and collaborate in research conducted by government organizations or universities.  BioSante cannot guarantee that it will be able to acquire any exclusive rights to technology or products derived from these collaborations.  If BioSante does not obtain required licenses or rights, BioSante could encounter delays in product development while it attempts to design around other patents or it may be prohibited from developing, manufacturing or selling products requiring these licenses.  There is also a risk that disputes may arise as to the rights to technology or products developed in collaboration with other parties.

BioSante also relies on unpatented proprietary technology.  It is unclear whether efforts to secure BioSante’s trade secrets will provide useful protection.  BioSante relies on the use of registered trademarks with respect to the brand names of some of its products.  BioSante also relies on common law trademark protection for some brand names, which are not protected to the same extent as its rights in the use of its registered trademarks. BioSante cannot assure you that it will be able to meaningfully protect all of its rights in its unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to its unpatented proprietary technology.  BioSante seeks to protect its know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with its employees and consultants.  However, such agreements may not be enforceable or may not provide meaningful protection for BioSante’s proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that its competitors discover or independently develop similar or identical designs or other proprietary information.  Enforcing a claim that someone else illegally obtained and is using BioSante’s trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable.  In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Claims by others that BioSante’s products infringe their patents or other intellectual property rights could adversely affect BioSante’s financial condition.

The pharmaceutical industry has been characterized by frequent litigation regarding patent and other intellectual property rights.  Patent applications are maintained in secrecy in the United States and also are maintained in secrecy outside the United States until the application is published.  Accordingly, BioSante can conduct only limited searches to determine whether its technology infringes the patents or patent applications of others.  Any claims of patent infringement asserted by third parties would be time-consuming and could likely:

•                  result in costly litigation;

•                  divert the time and attention of BioSante’s technical personnel and management;

•                  cause product development delays;

•                  require BioSante to develop non-infringing technology; or

•                  require BioSante to enter into royalty or licensing agreements.

Although patent and intellectual property disputes in the pharmaceutical industry often have been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and often require the payment of ongoing royalties, which could hurt BioSante’s potential gross margins.  In addition, BioSante cannot be sure that the necessary licenses would be available to it on satisfactory terms, or that BioSante could redesign its products or processes to avoid infringement, if necessary.  Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent BioSante from developing, manufacturing and selling some of BioSante’s products, which could harm its business, financial condition and operating results.

Risks Related to Cell Genesys

In determining whether to approve the merger, you should carefully read the following risk factors. BioSante and Cell Genesys anticipate that immediately following the merger the business of the combined company will be the business conducted by BioSante immediately prior to the merger.  As a result, the risk factors set forth under the heading “— Risks Related to the Combined Company,” are the most significant that you will face if the merger is completed.  In addition, you should read and consider the risks associated with the business of Cell Genesys because these risks also may relate to BioSante following completion of the merger.

Cell Genesys no longer has any product candidates in clinical or preclinical development from which the company can potentially generate any revenue from product sales.

As a result of terminating both the VITAL-1 and VITAL-2 trials Cell Genesys ended further development of GVAX immunotherapy for prostate cancer.  Cell Genesys no longer has any product candidates in clinical or preclinical development.  Cell Genesys does not expect to generate any revenue from product sales of its product candidates for at least the next several years, if ever.

The commercial value of Cell Genesys’s patents is uncertain.

As of June 30, 2009, following a series of decisions to reduce expenses related to the maintenance and prosecution of its patents, Cell Genesys had 95 U.S. and non-U.S. patents issued or granted to it or available for use by it based on licensing arrangements and 82 U.S. and non-U.S. applications pending in Cell Genesys’s name or available for use by it based on licensing arrangements.  The patent positions of pharmaceutical and biotechnology firms, including Cell Genesys, are generally uncertain and involve complex legal and factual questions.  Cell Genesys believes that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.  Cell Genesys cannot be certain whether any given patent application filed by it or its licensors will result in the issuance of a patent or if any given patent issued to Cell Genesys or its licensors will later be challenged and invalidated.  Nor can Cell Genesys be certain whether any given patent that may be issued to it or its licensors will provide any significant proprietary protection to Cell Genesys’s products and business.  Others may have filed patent applications or received patents and may file additional patent applications and obtain additional patents that may prevent patents being issued to Cell Genesys or its licensors or limit the scope of those patents.  Depending upon their filing date, patent applications in the United States are confidential until the patent applications are published, typically eighteen months after their filing date, or patents are issued.  Outside the United States, patent applications are confidential until they are published, typically eighteen months after their first filing date.  In addition, publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several to many months.  Accordingly, Cell Genesys cannot be sure that it or its licensors were the first creator of inventions covered by Cell Genesys’s or its licensors’ pending patent applications or issued patents or that Cell Genesys or its licensors were the first to file patent applications for these inventions.  In addition, because patents have a limited life, subject to potential extensions, patents issued to Cell Genesys or its licensors may have expired prior to or have limited term remaining after the first commercial sale of a related product.  As a result, the commercial value of these patents might be limited.  The alternatives Cell Genesys is exploring include the sale of its assets, but Cell Genesys may not be able to sell its intellectual property at attractive prices or for any price, or Cell Genesys’s competitors may challenge its ownership.

Cell Genesys may have to engage in litigation to determine the scope and validity of third party patents and proprietary rights, which, if it does not prevail, could harm its business, results of operations, financial condition, cash flow and future prospects.

Third parties may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relating to Cell Genesys’s products and technologies.  Cell Genesys is aware of competing intellectual property relating to its technologies and products.  From time to time Cell Genesys has received communications from third parties claiming to have conflicting rights relating to components of its products and technologies.  Regardless of their ultimate merit, any infringement or other intellectual property claims against Cell Genesys’s products and technologies may be expensive and time-consuming to litigate and may divert management attention.  If any such claim were successful, Cell Genesys could be required to obtain licenses to a third party’s technologies, patents or other proprietary rights or to their biological or chemical reagents in order to develop and market Cell Genesys’s products.  Moreover, Cell Genesys may choose to voluntarily seek such a license in order to avoid the expense and uncertainty of fully defending its position.  In either event, such a license may not be available to Cell Genesys on acceptable terms or on any terms, and Cell Genesys may have to discontinue that portion of its business, or such third party may seek an injunction to prevent Cell Genesys from practicing their proprietary technology.  In addition, to the extent Cell Genesys licenses its intellectual property to other parties, Cell Genesys may incur expenses as a result of contractual agreements in which Cell Genesys indemnifies those licensing its technologies against losses incurred if practicing its intellectual property infringes upon the proprietary rights of others.  The failure to license any technologies or biological or chemical reagents required to develop or commercialize Cell Genesys’s technologies or products at reasonable cost may harm Cell Genesys’s business, results of operations, financial condition, cash flow and future prospects.

Cell Genesys may have to engage in litigation, which could result in substantial cost or distraction, to enforce or defend its patents and which, if Cell Genesys not prevail, could harm its business and make it more vulnerable to competition.

In the future, Cell Genesys may have to engage in litigation to enforce or defend its proprietary rights and patents.  To determine who was first to make an invention claimed in a U.S. patent application or patent and thus be entitled to a patent, the USPTO can declare an interference proceeding.  In the United States, patents may be revoked or invalidated in court actions or in reexamination proceedings in front of the USPTO. In Europe, patents can be revoked through opposition or nullity proceedings.  Such litigation or proceedings could result in substantial cost or distraction to Cell Genesys.  These proceedings could potentially result in an adverse decision as to Cell Genesys’s or its licensors’ patent applications and patents.

Cell Genesys cannot predict the outcome of interference, reexamination, opposition or nullity proceedings or patent litigation that it may become involved with in the future.  An adverse result in any of these proceedings could have an adverse effect on Cell Genesys’s intellectual property position in the technologies to which the patent applications or patents involved in the proceedings are directed and on its business in related areas.  If Cell Genesys loses in any such proceeding, its patents or patent applications that are the subject matter of the proceeding may be invalidated or may not be issued as patents.  Cell Genesys also may be required to obtain a license from the prevailing party.

Cell Genesys’s ability to protect and control unpatented trade secrets, know-how and other technological innovation is limited.

Cell Genesys has a limited ability to protect and control unpatented trade secrets, know-how and other technological innovation.  Others may independently develop similar or better proprietary information and techniques and disclose them publicly.  Also, others may gain access to Cell Genesys’s trade secrets, and Cell Genesys may not be able to meaningfully protect its rights to its unpatented trade secrets.  In addition, confidentiality agreements and other measures may not provide meaningful protection for Cell Genesys’s trade secrets in the event of unauthorized use or disclosure of such information.  Failure to protect and control such trade secrets, know-how and innovation could harm the value of Cell Genesys’s unpatented trade secrets, know-how and other technological innovation.

Inventions or processes discovered by Cell Genesys’s outside scientific collaborators or consultants may not become Cell Genesys’s property, which may affect its competitive position.

In the past Cell Genesys has relied on the continued availability of outside scientific collaborators to perform research for Cell Genesys.  As these scientific collaborators are not Cell Genesys employees, the company has had limited control over their activities.  Cell Genesys’s arrangements with these collaborators, as well as those with Cell Genesys’s scientific consultants, provide that any rights Cell Genesys obtains as a result of their research efforts will be subject to the rights of the research institutions for which they work.  For these reasons, inventions or processes discovered by Cell Genesys’s scientific collaborators or consultants may not become Cell Genesys’s property.

If Cell Genesys fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results, maintain investor confidence or prevent fraud.

Effective internal controls are necessary for Cell Genesys to provide reliable financial reports, maintain investor confidence and prevent fraud.  As part of Cell Genesys’s examination of its internal systems in response to Sarbanes-Oxley requirements, Cell Genesys has discovered in the past, and may in the future discover, areas of its internal controls that could be improved.  None of these issues have risen to the level that Cell Genesys was unable to attest to the effectiveness of its internal controls when Cell Genesys was required to do so.  Cell Genesys cannot be certain that any measures that it takes to improve its internal controls will ensure that it implements and maintains adequate controls over its financial processes and reporting in the future.  In addition, as a result of its recent restructuring, Cell Genesys has significantly reduced its number of employees, having only nine employees as of June 30, 2009, and there can be no guarantee that it will be able to retain employees with the requisite expertise to maintain an effective system of internal controls.  Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Cell Genesys’s operating results or cause it to fail to meet its reporting obligations.  Inferior internal controls could also cause investors to lose confidence in Cell Genesys’s reported financial information, which could have a negative effect on the trading price of Cell Genesys common stock.

Cell Genesys in the future may be exposed to product liability claims, which could harm its business, results of operations, financial condition and cash flow.

Clinical trials or marketing of any of Cell Genesys’s potential products, including the recently terminated VITAL-1 and VITAL-2 trials of GVAX immunotherapy for prostate cancer, may expose Cell Genesys to liability claims resulting from the use of its products.  These claims might be made by clinical trial participants and associated parties, consumers, health care providers, sellers of Cell Genesys’s products or others.  A claim, particularly resulting from a clinical trial, or a product recall could harm Cell Genesys’s business, results of operations, financial condition, cash flow and future prospects.

Accounting pronouncements may impact Cell Genesys’s reported results of operations and financial position.

U.S. generally accepted accounting principles and related implementation guidelines and interpretations can be highly complex and involve subjective judgments.  Changes in these rules or their interpretation, the adoption of new pronouncements or the application of existing pronouncements to changes in Cell Genesys’s business could significantly alter Cell Genesys’s reported financial statements and results of operations.

Cell Genesys is subject to federal, state, local and foreign laws and regulations, and complying with these may cause Cell Genesys to incur significant costs.

Cell Genesys’s research, product development and manufacturing activities have involved the controlled use of hazardous materials, and Cell Genesys may incur significant costs as a result of the need to comply with numerous laws and regulations.  Cell Genesys is subject to laws and regulations enforced by the FDA, the DEA, the CDHS, foreign health authorities and other regulatory statutes including the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Food, Drug and Cosmetic Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of Cell Genesys’s products, materials used to develop and manufacture such products, and resulting waste products.

Cell Genesys cannot completely eliminate the risk of contamination or injury, by accident or as the result of intentional acts from these materials.  In the event of an accident, Cell Genesys could be held liable for any damages that result, and any resulting liability could exceed its resources.  Cell Genesys does not carry insurance for potential exposures which could result from these risks.  Cell Genesys may also be required to incur significant costs to comply with environmental laws and regulations in the future.  Cell Genesys is also subject to laws generally applicable to businesses, including but not limited to, federal, state and local regulations relating to wage and hour matters, employee classification, mandatory healthcare benefits, unlawful workplace discrimination and whistle-blowing.  Any actual or alleged failure to comply with any regulation applicable to its business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm Cell Genesys’s business, results of operations, financial condition, cash flow and future prospects.

Risks Related to the Combined Company

In determining whether to approve the adoption of the merger agreement and the transactions contemplated thereby, BioSante and Cell Genesys stockholders should carefully read the following risk factors.  Following the merger, BioSante and Cell Genesys anticipate that the business of the combined company will be the business conducted by BioSante prior to the merger.  As a result, the risk factors set forth under the heading “— Risks Related to BioSante,” together with the following risks, are the most significant BioSante and Cell Genesys stockholders will face if the merger is completed.

Upon completion of the merger, the combined company will have substantial indebtedness, which increases the vulnerability of the combined company to general adverse economic and industry conditions and may limit the combined company’s ability to pursue strategic alternatives and react to changes in its business and industry.

Upon completion of the merger, the combined company will have a significant amount of debt and no significant source of revenues.  As of June 30, 2009, Cell Genesys had outstanding $20.8 million aggregate principal amount of convertible senior notes due in May 2013 and $1.2 million aggregate principal amount of convertible senior notes due in November 2011.  It is anticipated that upon completion of the merger, the combined company will have $22.0 million aggregate principal amount of outstanding convertible notes, $1.2 million of which will be due in November 2011 and $20.8 million of which will be due in May 2013.  The annual interest payment on these notes is anticipated to be approximately $0.7 million.  This substantial indebtedness could harm the combined company’s business, results of operations, financial condition, cash flow and future prospects.  For example, it could:

•                  make it more difficult for the combined company to pay its debts and meet other financial obligations as they become due;

•                  require the combined company to dedicate a substantial portion of its cash flows to make principal and interest payments which will reduce the combined company’s cash flow available for operations and future business opportunities;

•                  limit the combined company’s ability to raise or borrow additional funds for future working capital, capital expenditures, research and development and other general corporate requirements;

•                  increase the combined company’s vulnerability to general adverse economic and industry conditions;

•                  limit the combined company’s ability to pursue strategic alternatives, including merger or acquisition transactions; and

•                  limit the combined company’s flexibility to react to changes in its business and the industry in which it will operate.

The combined company may not have sufficient funds to pay principal and interest on its outstanding convertible notes as they become due, which would have a material adverse effect on the combined company’s financial condition.

It is anticipated that upon completion of the merger, the combined company will have $22.0 million aggregate principal amount of outstanding convertible notes, $1.2 million of which will be due in November 2011 and $20.8 million of which will be due in May 2013.  The annual interest payment on these notes is anticipated to be approximately $0.7 million.  Although it is anticipated that upon completion of the merger, the combined company will have approximately $21.5 million in cash and cash equivalents, assuming a closing date of October 31, 2009, the combined company will not have any significant source of revenues.

Although the combined company intends to continue to seek additional financing, it is possible that the combined company may not have sufficient funds to pay the principal and interest on its convertible notes when they become due, especially if an event of default were to occur under the indentures governing the convertible notes.

The indentures to be assumed by the combined company contain covenants, which if not complied with, could result in an event of default and the acceleration of all amounts due under the notes.

The indentures contain covenants, such as the requirement to pay accrued interest on May 1 and November 1 of each year, the requirement to repurchase the notes upon a “fundamental change,” as defined in the indenture, if a note holder so elects and the requirement to file periodic reports electronically with the SEC, which if not complied with, could result in an event of default and the acceleration of all amounts due under the notes.  Upon the occurrence of an event of default under the indentures, the trustee has available a range of remedies customary in these circumstances, including declaring all such indebtedness, together with accrued and unpaid interest thereon, to be due and payable.  Although it is possible we could negotiate a waiver with the trustee and the holders of the notes, such a waiver likely would involve significant costs.  It is also possible that we could refinance our obligations under the notes; however, such a refinancing also would involve significant costs and likely result in increased interest rates.

The combined company likely will need to raise additional financing to fund its Phase III clinical study program for LibiGel, and if the combined company is unable to raise such financing when needed, it may have to curtail significantly or even cease its ongoing operations.

The combined company will not have sufficient resources to obtain regulatory approval of its proposed products or to complete the commercialization of any of its proposed products, including LibiGel.  If the merger is completed, BioSante expects that the cash resources of the combined company expected to be available at the closing of the merger would provide the combined company sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.  Like BioSante, the combined company’s future capital requirements will depend upon numerous factors, including:

•                  the progress, timing, cost and results of its preclinical and clinical development programs, including in particular its Phase III clinical study program for LibiGel, and its other product development efforts;

•                  patient recruitment and enrollment in its current and future clinical studies, including in particular its Phase III clinical study program for LibiGel;

•                  the commercial success and net sales of Elestrin;

•                  its ability to license LibiGel or its other products for development and commercialization;

•                  the cost, timing and outcome of regulatory reviews of its proposed products;

•                  the rate of technological advances;

•                  the commercial success of its proposed products;

•                  its general and administrative expenses;

•                  the timing and cost of obtaining third party reimbursement for its products;

•                  the activities of its competitors; and

•                  the success, progress, timing and costs of its business development efforts to implement business collaborations, licenses and other business combinations or transactions.

Additional financing may not be available to the combined company on terms favorable to it, or at all.  If adequate funds are not available or are not available on acceptable terms when the combined company needs them, the combined company may be required to delay, scale back or eliminate some or all of its programs designed to obtain regulatory approval of its proposed products, including most importantly, its Phase III clinical study program for LibiGel.  Failure to obtain adequate financing also may cause the combined company to curtail significantly or even cease its ongoing operations.

After the completion of the merger, the combined company will possess not only all of the assets but also all of the liabilities of both BioSante and Cell Genesys.  Discovery of previously undisclosed liabilities could have an adverse effect on the combined company’s business, operating results and financial condition.

Acquisitions involve risks, including inaccurate assessment of undisclosed, contingent or other liabilities or problems.  In October 2008, in view of the termination of both its VITAL-1 and VITAL-2 Phase III clinical trials, Cell Genesys placed on hold the further development of GVAX immunotherapy for prostate cancer.  Cell Genesys subsequently implemented a substantial restructuring plan to wind down its business operations and seek strategic alternatives.  Under the restructuring plan, Cell Genesys terminated approximately over 280 employees, closed two facilities and terminated the related leases.  After the completion of the merger, the combined company will possess not only all of the assets, but also all of the liabilities of both BioSante and Cell Genesys.  Although BioSante conducted a due diligence investigation of Cell Genesys and its known and potential liabilities and obligations and Cell Genesys conducted a due diligence investigation of its known and potential liabilities and obligations, it is possible that, undisclosed, contingent or other liabilities or problems may arise after the completion of the merger, which could have an adverse effect on the combined company’s business, operating results and financial condition.

The combined company’s stock price may be volatile, and the market price of its common stock may decline in value following the merger.

The market price of the combined company’s common stock could be subject to significant fluctuations following the merger.  Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies historically have been particularly volatile.  Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•                  general stock market and general economic conditions in the United States and abroad, not directly related to the combined company or its business;

•                  the ability of the combined company to obtain additional financing when needed and on acceptable terms;

•                  governmental agency actions, including in particular decisions or actions by the FDA or FDA advisory committee panels with respect to the combined company’s products or its competitors’ products;

•                  the results of the combined company’s current and any future clinical studies, including in particular the LibiGel Phase III clinical study program;

•                  the results of clinical trials conducted by others on products that would compete with the combined company’s proposed products;

•                  the results and timing of regulatory reviews relating to the approval of the combined company’s products, including in particular LibiGel;

•                  failure of any of the combined company’s products, if approved, to achieve commercial success;

•                  public concern as to the safety or efficacy of or market acceptance of products developed by the combined company or its competitors;

•                  the entry into, or termination of, key license and sublicense agreements;

•                  announcements by licensors or licensees of the combined company’s technology;

•                  the initiation of, material developments in, or conclusion of litigation to enforce or defend any of the combined company’s intellectual property rights;

•                  general and industry-specific economic conditions that may affect the combined company’s research and development expenditures;

•                  issues in manufacturing the combined company’s proposed products;

•                  the loss of key employees;

•                  the introduction of technological innovations or new commercial products by competitors of the combined company;

•                  changes in estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•                  future sales of the combined company’s securities;

•                  changes in the structure of health care payment systems;

•                  period-to-period fluctuations in the combined company’s financial results, including its cash, cash equivalents and short-term investment balance, operating expenses, cash burn rate or revenues; and

•                  other potentially negative financial announcements, including delisting of the combined company’s common stock from the NASDAQ Global Market, changes in accounting treatment or restatement of previously reported financial results, delays in the combined company’s filings with the SEC or the combined company’s failure to maintain effective internal control over financial reporting.

Also, certain dilutive securities such as warrants can be used as hedging tools which may increase volatility in the combined company’s stock and cause a price decline.  While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell the combined company’s common stock, which could result in substantial economic loss as well.  In addition, due in large part to the current global economic crisis many institutional investors that historically had invested in specialty pharmaceutical companies have ceased operations or further investment in these companies, which has negatively impacted trading volume for stocks such as the combined company’s common stock.

Securities class action litigation is sometimes brought against a company following periods of volatility in the market price of its securities or for other reasons.  Subsequent to the June 30, 2009 announcement of the proposed merger, Cell Genesy, the members of the Cell Genesy board of directors and BioSante were named as defendants in purported class action lawsuits brought by Cell Genesy stockholders challenging the proposed merger. For additional information see the description under the heading “Litigation relating to the Merger.” The combined company may become the target of similar litigation.  Securities litigation, whether with or without merit, could result in substantial costs and divert management’s attention and resources, which could harm the combined company’s business and financial condition, as well as the market price of its common stock.

If the combined company fails to meet the continued listing standards of the NASDAQ Global Market, its common stock may be delisted which could have a material adverse effect on the liquidity of its common stock.

In order for the combined company’s common stock to be eligible for continued listing on the NASDAQ Global Market after the completion of the merger, the combined company will need to remain in compliance with certain listing standards, including a $1.00 minimum closing bid price per share requirement, a minimum stockholders’ equity requirement and certain corporate governance standards.  There can be no assurance that the combined company will meet all requirements for continued listing on the NASDAQ Global Market.  If the combined company’s common stock were to be delisted from the NASDAQ Global Market, the combined company could apply to list its common stock on the NASDAQ Capital Market or its common stock could be traded in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board.  Any delisting could adversely affect the market price of, and liquidity of the trading market for, the combined company’s common stock, its ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors.

A substantial number of shares of the combined company’s common stock will be eligible for future sale in the public market.  The sale of these shares could cause the market price of the combined company’s common stock to fall.

Upon completion of the merger, it is anticipated that the combined company will have approximately 50.8 million shares of common stock outstanding, 391,286 shares of class C special stock outstanding, options and warrants to purchase an aggregate of approximately 8.3 million shares and $22.0 million principal amount of convertible notes that will be convertible into approximately 5.0 million shares of common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.  A substantial number of such shares, when the combined company issues them upon exercise or conversion, will be available for immediate resale in the public market.  If existing stockholders of BioSante and Cell Genesys sell, or indicate an intention to sell, substantial amounts of combined company common stock in the public market after the merger, the trading price of the common stock of the combined company could decline.

Exercise of outstanding and future options and warrants and the conversion of outstanding convertible notes and any future equity issuances will dilute the combined company’s stockholders and could decrease the market price of the combined company’s common stock.

Upon completion of the merger, it is anticipated that the combined company will have approximately 50.8 million shares of common stock outstanding, 391,286 shares of class C special stock outstanding, options and warrants to purchase an aggregate of approximately 8.3 million shares outstanding and $22.0 million principal amount of convertible notes that will be convertible into approximately 5.0 million shares of common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.  The existence of the outstanding options and warrants and the conversion of convertible notes may adversely affect the market price of the combined company’s common stock and the terms under which the combined company could obtain additional equity capital.  In addition, the combined company may grant additional options and warrants and issue additional convertible equity securities in the future, which would further dilute its then current stockholders and could decrease the market price of its common stock.

It is anticipated that on a long-term basis, in the absence of recurring operating or licensing revenues, the combined company will need to finance a large portion of its operating cash requirements, by issuing and selling equity securities.  The combined company will have a shelf registration statement to sell, subject to certain limitations, up to approximately $75 million of its securities, some or all of which may be shares of its common stock or securities convertible into or exercisable for shares of its common stock, and all of which would be available for resale in the market.  Any issuances by the combined company of equity securities may be at or below the prevailing market price of the combined company’s common stock and may have a dilutive impact on its existing stockholders.  These issuances or other dilutive issuances also would cause the combined company’s net income, if any, per share to decrease in future periods.  As a result, the market price of the combined company’s common stock could decrease.

Provisions in the combined company’s charter documents and Delaware law could discourage or prevent a takeover, even if an acquisition would be beneficial to its stockholders.

Provisions of the combined company’s certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire the combined company, even if doing so would be beneficial to its stockholders.  These provisions include:

•                  authorizing the issuance of “blank check” preferred shares that could be issued by the combined company’s board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•                  prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•                  advance notice provisions in connection with stockholder proposals that may prevent or hinder any attempt by the combined company’s stockholders to bring business to be considered by the combined company’s stockholders at a meeting or replace the combined company’s board of directors.

BioSante and Cell Genesys have never paid dividends on their capital stock, and do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

BioSante and Cell Genesys have not paid any cash dividends on any of their classes of capital stock to date, and the current expectation is that the combined company will retain its future earnings to fund the development and growth of the combined company business.  As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking information about BioSante, Cell Genesys and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect,” “believe,” “will,” “may,” “might,” “anticipate,” “continue,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could,” “predict,” “project,” “forecast,” “potential,” “possible” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements in this joint proxy statement/prospectus include, but are not limited to statements about:

•                  the expected benefits of and potential value created by the proposed merger for the stockholders of BioSante and Cell Genesys;

•                  the amount of cash and cash equivalents that will be available to fund the combined company’s business after the merger and the length of time that BioSante anticipates such cash and cash equivalents will be available to fund the combined company’s operating plan after the merger;

•                  the likelihood of the satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated;

•                  the amount of shares BioSante expects to issue in the merger and the post-capitalization of the combined company after the merger;

•                  each of BioSante’s and Cell Genesys’s results of operations, financial condition and businesses and their objectives, plans and expectations; and

•                  information about the combined company and the expected impact of the proposed merger on the combined company and its future business, operating results and financial condition.

These statements are subject to risks and uncertainties, including the risks described in this joint proxy statement/prospectus under the section “Risk Factors,” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements in this joint proxy statement/prospectus.  Forward-looking statements are not guarantees of performance.  These statements are based upon the current beliefs and expectations of management of BioSante and Cell Genesys and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this joint proxy statement/prospectus may not occur.  Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.  Except to the extent required by applicable law or regulation, neither BioSante nor Cell Genesys undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF BIOSANTE STOCKHOLDERS

General

This joint proxy statement/prospectus is being furnished to stockholders of BioSante on or about August 28, 2009.

BioSante is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the BioSante board of directors for use at the BioSante special meeting and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting of BioSante stockholders will be held at 10:00 a.m., local time, on Wednesday, September 30, 2009, at BioSante’s corporate offices located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

Purposes of the BioSante Special Meeting

The purposes of the BioSante special meeting are to consider and act upon the following matters:

1.                                       To consider and to vote upon a proposal to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger.

2.                                       To consider and to vote upon a proposal to approve an amendment to BioSante’s certificate of incorporation to increase the number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.

3.                                       To consider and to vote upon a proposal to approve an adjournment of the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposal Nos. 1 and 2.

Stockholders also will consider and act on any other matters as may properly come before the BioSante special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Recommendations of the BioSante Board of Directors

The BioSante board of directors has determined and believes that the agreement and plan of merger and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, is advisable, fair to, and in the best interests of BioSante and its stockholders and unanimously has approved such proposal.  The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” BioSante Proposal No. 1 to approve the agreement and plan of merger and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger.

The BioSante board of directors has determined and believes that the amendment to BioSante’s certificate of incorporation effecting the increase in the authorized shares of common stock, as described in this joint proxy statement/prospectus, is advisable, fair to, and in the best interests of BioSante and its stockholders and unanimously has approved such proposal.  The BioSante board of directors recommends unanimously that

BioSante stockholders vote “FOR” BioSante Proposal No. 2 to approve the amendment to BioSante’s certificate of incorporation effecting the increase in the authorized shares of common stock.

The BioSante board of directors has determined and believes that adjourning the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposal Nos. 1 and 2 is advisable, fair to, and in the best interest of, BioSante and its stockholders and unanimously has approved such proposal.  The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” BioSante Proposal No. 3 to adjourn the BioSante special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposal Nos. 1 and 2.

Record Date and Voting Power

The close of business on August 21, 2009 has been fixed as the BioSante record date for the determination of BioSante stockholders entitled to notice of, and to vote at, the BioSante special meeting or any adjournments or postponements of the BioSante special meeting.  Only holders of record of BioSante common stock and BioSante class C stock at the close of business on the BioSante record date are entitled to notice of, and to vote at, the BioSante special meeting.  At the close of business on the record date, BioSante had 33,042,764 shares of common stock and 391,286 shares of class C special stock outstanding and entitled to vote.  Each share of BioSante common stock and class C special stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.  See “Principal Stockholders of BioSante” for information regarding persons known to management of BioSante to be the beneficial owners of more than 5 percent of the outstanding shares of BioSante common stock and class C special stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the BioSante board of directors for use at the BioSante special meeting.

If you are a stockholder of record of BioSante as of the applicable record date referred to above, you may vote in person at the BioSante special meeting or vote by proxy over the Internet, by telephone or using the enclosed proxy card.  Whether or not you plan to attend the BioSante special meeting, BioSante urges you to vote by proxy to ensure your vote is counted.  You still may attend the BioSante special meeting and vote in person if you already have voted by proxy.

BioSante stockholders of record as of the close of business on August 21, 2009 may submit their proxies:

•                  through the Internet, by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http); or

•                  by telephone, by calling the toll-free number 1-800-690-6903 in the United States, Canada, Puerto Rico or elsewhere on a touch-tone phone, providing the unique 10-digit control number shown on the enclosed proxy card and following the recorded instructions; or

•                  by mail, by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions provided in the proxy card.

If your shares are held in “street name,” you must request a legal proxy from your nominee as proof of ownership in order to vote in person at your special meeting.  If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

All properly executed proxies that are not revoked will be voted at the BioSante special meeting and at any adjournments or postponements of the BioSante special meeting in accordance with the instructions contained in the proxy.  If a holder of BioSante capital stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” BioSante Proposal No. 1 to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger; “FOR” BioSante Proposal No. 2 to approve an amendment to BioSante’s certificate of incorporation to effect the increase in the authorized shares of BioSante common stock described in this joint proxy statement/prospectus; “FOR” BioSante Proposal No. 3 to adjourn the BioSante special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposal Nos. 1 and 2 in accordance with the recommendation of the BioSante board of directors.

Any BioSante stockholder of record voting by proxy, other than those stockholders who have executed a voting agreement and irrevocable proxy, has the right to revoke the proxy at any time before the polls close at the BioSante special meeting by sending a written notice stating that it would like to revoke its proxy to the Secretary of BioSante, by voting again over the Internet or by telephone, by providing a duly executed proxy card bearing a later date than the proxy being revoked or by attending the BioSante special meeting and voting in person.  Attendance alone at the BioSante special meeting will not revoke a proxy.  A beneficial owner of BioSante common stock that holds shares in “street name” must follow directions received form the bank, broker or other nominee that holds the shares to change its voting instructions.

Quorum and Required Vote

The presence at the BioSante special meeting, in person or by proxy, of the holders of a majority (16,521,383 shares) of the outstanding shares of BioSante common stock and a majority (195,644 shares) of the outstanding shares of BioSante class C special stock as of the record date will constitute a quorum for the transaction of business at the BioSante special meeting.  In general, shares of BioSante common stock and shares of BioSante class C special stock represented by a properly signed and returned proxy card will be counted as shares present and entitled to vote at the BioSante special meeting for purposes of determining a quorum.  Shares represented by proxies marked “Abstain” or “Withheld” are counted in determining whether a quorum is present.  In addition, a “broker non-vote” is considered in determining whether a quorum is present.  A “broker non-vote” is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker does not have discretionary authority to vote on behalf of such customer on such matter.  If a quorum is not present at the BioSante special meeting, BioSante expects that the BioSante special meeting will be adjourned or postponed to solicit additional proxies.

A description of the vote required to approve each proposal being submitted to a vote of BioSante stockholders is included with the description of each proposal.  For BioSante Proposal Nos. 1 and 2, a failure to vote by proxy or in person at the BioSante special meeting, or an abstention, vote withheld or “broker non-vote” for such proposals, will have the same effect as a vote against the approval of such proposals.  For BioSante Proposal No. 1, a failure to submit a proxy card or vote at the BioSante special meeting, or an abstention, vote withheld or “broker non-votes” will have no effect on the outcome of such proposals.

The approval of the merger agreement and the transactions contemplated by it is not conditioned upon approval of the amendment to BioSante’s certificate of incorporation to increase the number of authorized shares of BioSante common stock.  However, the approval of the amendment to BioSante’s certificate of incorporation is conditioned upon approval of the merger agreement.  Therefore, the proposal to amend BioSante’s certificate of incorporation will only be effected if the merger agreement is approved by the stockholders of BioSante and Cell Genesys.

In connection with the execution of the merger agreement, certain of BioSante’s directors and officers, who collectively held approximately 7.6 percent of the outstanding shares of BioSante common stock as of the record date, entered into a voting agreement with Cell Genesys, pursuant to which each stockholder agreed to vote all of their shares of BioSante common stock in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transactions contemplated thereby.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of BioSante may solicit proxies from BioSante stockholders by personal interview, telephone, telegram or other electronic means.  BioSante and Cell Genesys will share equally the costs of the solicitation of proxies by BioSante from BioSante stockholders.  Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of BioSante common stock for the forwarding of solicitation materials to the beneficial owners of BioSante common stock and class C special stock.  BioSante will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

BioSante has retained Laurel Hill Advisory Group, LLC, a proxy solicitation firm, to assist in the solicitation of proxies for the merger for a fee of $7,500 plus reasonable out-of-pocket expenses.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements.  This means that only one copy of this joint proxy statement/prospectus to any BioSante stockholder may have been sent to multiple stockholders in each household.  BioSante will promptly deliver a separate copy of this joint proxy statement/prospectus to any BioSante stockholder upon written or oral request to BioSante’s Investor Relations Department, BioSante Pharmaceuticals, Inc., 111 Barclay Boulevard, Lincolnshire, Illinois 60069, telephone:  (847) 478-0500 ext. 120.

Other Matters

As of the date of this joint proxy statement/prospectus, the BioSante board of directors does not know of any business to be represented at the BioSante special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus.  If any other matters should properly come before the BioSante special meeting, or any adjournment or postponement of the BioSante special meeting it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the person voting the proxies.

THE SPECIAL MEETING OF CELL GENESYS STOCKHOLDERS

General

This joint proxy statement/prospectus is being furnished to stockholders of Cell Genesys on or about August 28, 2009.

Cell Genesys is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Cell Genesys board of directors for use at the Cell Genesys special meeting and any adjournments or postponements of the special meeting.

Date, Time and Place

The special meeting of Cell Genesys stockholders will be held at 9:00 a.m., local time, on Wednesday, September 30, 2009, at Cell Genesys’s corporate offices located at 400 Oyster Point Boulevard, South San Francisco, California 94080.

Purposes of the Cell Genesys Special Meeting

The purposes of the Cell Genesys special meeting are to consider and act upon the following matters:

1.                                       To consider and to vote upon a proposal to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger.

2.                                       To consider and to vote upon a proposal to approve an adjournment of the Cell Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1.

Stockholders also will consider and act on any other matters as may properly come before the Cell Genesys special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Recommendations of the Cell Genesys Board of Directors

The Cell Genesys board of directors has determined and believes that the agreement and plan of merger and the transactions contemplated thereby, including the merger, is advisable, fair to, and in the best interests of Cell Genesys and its stockholders and unanimously has approved such proposal.  The Cell Genesys board of directors recommends unanimously that Cell Genesys stockholders vote “FOR” Cell Genesys Proposal No. 1 to approve the agreement and plan of merger and the transactions contemplated thereby, including the merger.

The Cell Genesys board of directors has determined and believes that adjourning the Cell Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1 is advisable, fair to, and in the best interest of, Cell Genesys and its stockholders and unanimously has approved such proposal.  The Cell Genesys board of directors recommends unanimously that Cell Genesys stockholders vote “FOR” Cell Genesys Proposal No. 2 to adjourn the Cell Genesys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1.

Record Date and Voting Power

The close of business on August 21, 2009 has been fixed as the Cell Genesys record date for the determination of Cell Genesys stockholders entitled to notice of, and to vote at, the Cell Genesys special meeting or any adjournments or postponements of the Cell Genesys special meeting.  Only holders of record of Cell Genesys common stock at the close of business on the Cell Genesys record date are entitled to notice of, and to vote at, the Cell Genesys special meeting.  At the close of business on the record date, Cell Genesys had 110,450,787 shares of common stock outstanding and entitled to vote.  Each share of Cell Genesys common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.  See “Principal Stockholders of Cell Genesys” for information regarding persons known to management of Cell Genesys to be the beneficial owners of more than 5 percent of the outstanding shares of Cell Genesys common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Cell Genesys board of directors for use at the Cell Genesys special meeting.

If you are a stockholder of record of Cell Genesys as of the applicable record date referred to above, you may vote in person at the Cell Genesys special meeting or vote by proxy over the Internet, by telephone or using the enclosed proxy card.  Whether or not you plan to attend the Cell Genesys special meeting, Cell Genesys urges you to vote by proxy to ensure your vote is counted.  You still may attend the Cell Genesys special meeting and vote in person if you already have voted by proxy.

Cell Genesys stockholders of record as of the close of business on August 21, 2009 may submit their proxies:

•                  through the Internet, by visiting the website established for that purpose at https://www.proxyvote.com and following the instructions (please note you must type an “s” after http); or

•                  by telephone, by calling the toll-free number 1-800-690-6903 in the United States, Canada, Puerto Rico or elsewhere on a touch-tone phone, providing the unique 10-digit control number shown on the enclosed proxy card and following the recorded instructions; or

•                  by mail, by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or returning it pursuant to the instructions provided in the proxy card.

If your shares are held in “street name,” you must request a legal proxy from your nominee as proof of ownership in order to vote in person at your special meeting.  If you hold your shares in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

All properly executed proxies that are not revoked will be voted at the Cell Genesys special meeting and at any adjournments or postponements of the Cell Genesys special meeting in accordance with the instructions contained in the proxy.  If a holder of Cell Genesys common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Cell Genesys Proposal No. 1 to approve the merger agreement and the transactions contemplated thereby, including the merger; “FOR” Cell Genesys Proposal No. 2 to adjourn the Cell Genesys special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1 in accordance with the recommendation of the Cell Genesys board of directors.

Any Cell Genesys stockholder of record voting by proxy, other than those stockholders who have executed a voting agreement and irrevocable proxy, has the right to revoke the proxy at any time before the polls close at the Cell Genesys special meeting by sending a written notice stating that it would like to revoke its proxy to the Secretary of Cell Genesys, by voting again over the Internet or by telephone, by providing a duly executed proxy card bearing a later date than the proxy being revoked or by attending the Cell Genesys special meeting and voting in person.  Attendance alone at the Cell Genesys special meeting will not revoke a proxy.  A beneficial owner of Cell Genesys common stock that holds shares in “street name” must follow directions received form the bank, broker or other nominee that holds the shares to change its voting instructions.

Quorum and Required Vote

The presence at the Cell Genesys special meeting, in person or by proxy, of the holders of a majority 55,225,394 shares of the outstanding shares of Cell Genesys common stock entitled to vote as of the record date will constitute a quorum for the transaction of business at the Cell Genesys special meeting.  In general, shares of Cell Genesys common stock represented by a properly signed and returned proxy card will be counted as shares present and entitled to vote at the Cell Genesys special meeting for purposes of determining a quorum.  Shares represented by proxies marked “Abstain” or “Withheld” are counted in determining whether a quorum is present.  In addition, a “broker non-vote” is considered in determining whether a quorum is present.  A “broker non-vote” is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker does not have discretionary authority to vote on behalf of such customer on such matter.  If a quorum is not present at the Cell Genesys special meeting, Cell Genesys expects that the Cell Genesys special meeting will be adjourned or postponed to solicit additional proxies.

A description of the vote required to approve each proposal being submitted to a vote of Cell Genesys stockholders is included with the description of each proposal .  For Cell Genesys Proposal No. 1, a failure to vote by proxy or in person at the Cell Genesys special meeting, or an abstention, vote withheld or “broker non-vote” for such proposal, will have the same effect as a vote against the approval of such proposal.  For Cell Genesys Proposal No. 2, a failure to submit a proxy card or vote at the Cell Genesys special meeting, or an abstention, vote withheld or “broker non-votes” will have no effect on the outcome of such proposal.

In connection with the execution of the merger agreement, Cell Genesys’s Chairman of the Board and Chief Executive Officer, Stephen A. Sherwin, M.D., who held 474,621 shares of Cell Genesys common stock or approximately less than one percent of the outstanding shares of Cell Genesys common stock as of the close of business on June 29, 2009, entered into a voting agreement with BioSante, pursuant to which he agreed to vote his shares of Cell Genesys common stock in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transaction contemplated by the merger agreement.

Pursuant to that certain Settlement and Exchange Support Agreement dated as of May 10, 2009 by and between Cell Genesys and Tang Capital Partners, LP, referred to as “Tang,” Tang is required, at every meeting of Cell Genesys stockholders prior to the second anniversary of the Settlement and Exchange Support Agreement, to vote all shares of Cell Genesys common stock it beneficially owns in the same proportion as the votes that are collectively cast by all of the other Cell Genesys stockholders with respect to any matter.  Notwithstanding the foregoing, Tang retains the option to vote or direct the vote of all shares of Cell Genesys common stock it beneficially owns in accordance with the recommendation of the Cell Genesys board of directors.  According to a Schedule 13D/A filed by Tang with the SEC on July 1, 2009, Tang reported owning approximately 9.5 million of Cell Genesys common stock, or approximately 8.7 percent of the outstanding shares.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Cell Genesys may solicit proxies from Cell Genesys stockholders by personal interview, telephone, telegram or other electronic means.  BioSante and Cell Genesys will share equally the costs of the solicitation of proxies by Cell Genesys from Cell Genesys’s stockholders.  Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Cell Genesys common stock for the forwarding of solicitation materials to the beneficial owners of Cell Genesys common stock.  Cell Genesys will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Cell Genesys has retained Innisfree M&A Incorporated, a proxy solicitation firm, to assist in the solicitation of proxies for the merger for a fee of $10,000 plus reasonable out-of-pocket expenses.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements.  This means that only one copy of this joint proxy statement/prospectus to any Cell Genesys stockholder may have been sent to multiple stockholders in each household.  Cell Genesys will promptly deliver a separate copy of this joint proxy statement/prospectus to any Cell Genesys stockholder upon written or oral request to Cell Genesys’s transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43078, Providence, Rhode Island 02940-3078; or by telephone: 1-781-575-2879).

Other Matters

As of the date of this joint proxy statement/prospectus, the Cell Genesys board of directors does not know of any business to be represented at the Cell Genesys special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus.  If any other matters should properly come before the Cell Genesys special meeting, or any adjournment or postponement of the Cell Genesys special meeting it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the person voting the proxies.

MATTERS BEING SUBMITTED TO A VOTE OF BIOSANTE STOCKHOLDERS

BioSante Proposal No. 1 — Adoption of Agreement and Plan of Merger and the Transactions Contemplated Thereby, including the Merger and the Issuance of Shares of BioSante Common Stock in the Merger

General

At the BioSante special meeting, BioSante stockholders will be asked to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of shares of BioSante common stock in the merger are described in detail in the other sections of this joint proxy statement/prospectus.  The full text of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Vote Required; Recommendation of BioSante Board of Directors

The affirmative vote of holders of a majority of the BioSante common stock and class C special stock, voting as a single class, having voting power outstanding on the record date for the BioSante special meeting is required for approval of BioSante Proposal No. 1.

A failure to submit a proxy card or vote at the BioSante special meeting, or an abstention, vote withheld or “broker non-vote” will have the same effect as a vote against the approval of BioSante Proposal No. 1.

The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” BioSante’s Proposal No. 1 to adopt the agreement and plan of merger and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger.

BioSante Proposal No. 2 — Approval of Amendment to BioSante’s Certificate of Incorporation to Increase Authorized Capital Stock and Common Stock

General

At the BioSante special meeting, BioSante stockholders will be asked to approve an amendment to BioSante’s certificate of incorporation to increase the total number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.  The full text of the amendment is attached to this joint proxy statement/prospectus as Annex D.

On the record date, BioSante had outstanding 33,042,764 shares of BioSante common stock outstanding and 391,286 shares of BioSante class C special stock.  In addition, an aggregate of 7,720,400 shares of BioSante common stock were issuable upon the exercise of outstanding options and warrants.  In addition, as a result of the merger, BioSante will issue approximately 17.8 million shares of BioSante common stock and reserve an additional 5.5 million shares of BioSante common stock for future issuance upon the exercise of options, warrants and convertible senior notes to be assumed by BioSante in connection with the merger, which number of shares assumes the 0.1615 exchange ratio is not adjusted.  Although not necessary to complete the merger transaction, the BioSante board of directors believes that the availability of additional authorized shares of BioSante common stock will provide BioSante with the flexibility in the future to issue shares of BioSante common stock for general corporate purposes, such as raising additional capital and settling outstanding obligations, acquisitions of companies or assets and sales of stock or securities convertible into or exercisable for common stock.  The BioSante board of directors also believes that this will provide BioSante with additional flexibility to meet business and financing needs as they arise.  As of the printing of this joint proxy statement/prospectus, there are no specific plans, arrangements or understandings in existence for any issuance of BioSante common stock.

The BioSante board of directors will determine whether, when and on what terms the issuance of shares of BioSante common stock may be warranted in connection with any future actions.  No further action or authorization by BioSante stockholders will be necessary before issuance of the additional shares of BioSante common stock authorized under BioSante’s certificate of incorporation, except as may be required for a particular transaction by applicable law or regulatory agencies or by the rules of the NASDAQ Stock Market or any other stock market or exchange on which BioSante common stock may then be listed.

The additional shares of BioSante common stock, if issued, would have the same rights and privileges as the shares of BioSante common stock now issued. BioSante stockholders do not have any preemptive or similar rights to subscribe for or purchase any additional shares of BioSante common stock that may be issued in the future.  Therefore, any issuance of additional shares of BioSante common stock would increase the number of outstanding shares of BioSante common stock and (unless such issuance was pro-rata among existing BioSante stockholders) the percentage ownership of existing BioSante stockholders would be diluted accordingly.

Although an increase in the authorized shares of BioSante common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the BioSante board of directors or contemplating a tender offer or other transaction resulting in the acquisition of BioSante by another company), the proposed increase in shares of BioSante common stock authorized is not in response to any effort by any person or group to accumulate BioSante common stock or to obtain control of BioSante by any means.  In addition, the proposal is not part of any plan by the BioSante board of directors to recommend or implement a series of anti-takeover measures.  Provisions of BioSante’s certificate of incorporation and bylaws and Delaware law contain provisions that could have the effect of preventing, discouraging or delaying any change in control of BioSante.  See “Description of BioSante’s Capital Stock—Anti-Takeover Effects of Provisions of BioSante’s Certificate of Incorporation and Bylaws and Delaware Law”.

The approval of the merger agreement and the transactions contemplated by it is not conditioned upon approval of the amendment to BioSante’s certificate of incorporation to increase the number of authorized shares of BioSante common stock.  However, the approval of the amendment to BioSante’s certificate of incorporation is conditioned upon approval of the merger agreement.  Therefore, the proposal to amend BioSante’s certificate of incorporation will only be effected if the merger agreement is approved by the stockholders of BioSante and Cell Genesys.

The proposed increase in the authorized shares of BioSante common stock would become effective immediately upon the filing of the amendment with the office of the Secretary of State of the State of Delaware.  BioSante expects to file the amendment in this Proposal No. 2 with the Secretary of State of the State of Delaware promptly after the completion of the merger, subject to the approval of Proposal No. 1 by the stockholders of BioSante and Cell Genesys and the completion of the merger.

Vote Required; Recommendation of BioSante Board of Directors

The affirmative vote of holders of a majority of the BioSante common stock and class C special stock, voting as a single class, and BioSante common stock, voting as a separate class, having voting power outstanding on the record date for the BioSante special meeting is required for approval of BioSante Proposal No. 2.

A failure to submit a proxy card or vote at the BioSante special meeting, or an abstention, vote withheld or “broker non-vote” will have the same effect as a vote against the approval of BioSante Proposal No. 2.

The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” BioSante Proposal No. 2 to approve the amendment to BioSante’s certificate of incorporation to increase the total number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.

BioSante Proposal No. 3 — Approval of Possible Adjournment of the BioSante Special Meeting

General

If BioSante fails to receive a sufficient number of votes to approve BioSante Proposals No. 1 and 2, BioSante may propose to adjourn the BioSante special meeting for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve BioSante Proposals No. 1 and 2.  BioSante currently does not intend to propose adjournment at the BioSante special meeting if there are sufficient votes to approve BioSante Proposal Nos. 1 and No. 2.

Vote Required; Recommendation of BioSante Board of Directors

The affirmative vote of holders of a majority of the BioSante common stock and class C special stock, voting as a single class, present in person or represented by proxy at the BioSante special meeting is required for approval of BioSante Proposal No. 3.

A failure to submit a proxy card or vote at the BioSante special meeting, or an abstention, vote withheld or “broker non-vote” will have no effect on the outcome of BioSante Proposal No. 3.

The BioSante board of directors unanimously recommends that BioSante stockholders vote “FOR” BioSante Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of BioSante Proposals Nos. 1 and 2.

MATTERS BEING SUBMITTED TO A VOTE OF CELL GENESYS STOCKHOLDERS

Cell Genesys Proposal No. 1 — Adoption of Agreement and Plan of Merger and the Transactions Contemplated Thereby, Including the Merger

General

At the Cell Genesys special meeting, Cell Genesys stockholders will be asked to adopt the Agreement and Plan of Merger dated as of June 29, 2009 by and between BioSante and Cell Genesys, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby, including the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.

The terms of, reasons for and other aspects of the merger agreement and the merger are described in detail in the other sections of this joint proxy statement/prospectus.  The full text of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Vote Required; Recommendation of Cell Genesys Board of Directors

The affirmative vote of holders of a majority of the Cell Genesys common stock having voting power outstanding on the record date for the Cell Genesys special meeting is required for approval of Cell Genesys Proposal No. 1.

A failure to submit a proxy card or vote at the Cell Genesys special meeting, or an abstention, vote withheld or “broker non-vote” will have the same effect as a vote against the approval of Cell Genesys Proposal No. 1.

The Cell Genesys board of directors unanimously recommends that Cell Genesys stockholders vote “FOR” Cell Genesys Proposal No. 1 to adopt the agreement and plan of merger and the transactions contemplated thereby, including the merger.

Cell Genesys Proposal No. 2 — Approval of Possible Adjournment of the Cell Genesys Special Meeting

General

If Cell Genesys fails to receive a sufficient number of votes to approve Cell Genesys Proposal No. 1, Cell Genesys may propose to adjourn the Cell Genesys special meeting for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Cell Genesys Proposal No. 1.  Cell Genesys currently does not intend to propose adjournment at the Cell Genesys special meeting if there are sufficient votes to approve Cell Genesys Proposal No. 1.

Vote Required; Recommendation of Cell Genesys Board of Directors

The affirmative vote of holders of a majority of the Cell Genesys common stock present in person or represented by proxy at the Cell Genesys special meeting is required for approval of Cell Genesys Proposal No. 2.

A failure to submit a proxy card or vote at the Cell Genesys special meeting, or an abstention, vote withheld or “broker non-vote” will have no effect on the outcome of Cell Genesys Proposal No. 2.

The Cell Genesys board of directors unanimously recommends that Cell Genesys stockholders vote “FOR” Cell Genesys Proposal No. 2 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Cell Genesys Proposal No. 1.

THE MERGER

This section and the section entitled “The Merger Agreement” describe the material aspects of the merger, including the merger agreement.  While BioSante and Cell Genesys believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you.  You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the attached Annexes, and the other documents to which you are referred herein.  See “Where You Can Find More Information.”

Background of the Merger

Historical Background for BioSante

BioSante is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  BioSante also is engaged in the development of its proprietary calcium phosphate nanotechnology, or CaP, primarily for aesthetic medicine, novel vaccines and drug delivery.  BioSante’s business operations to date have consisted mostly of licensing and research and development activities.  Accordingly, BioSante has spent considerable resources developing a pipeline of proprietary and licensed products.

BioSante’s lead product is LibiGel, a once daily transdermal testosterone gel in Phase III clinical development under an FDA agreed upon SPA for the treatment of female sexual dysfunction, or FSD.  Because there is no pharmaceutical product currently approved in the United States for FSD, specifically hypoactive sexual desire disorder, or HSDD, BioSante’s management believes, based on sales data for male sexual dysfunction products as well as published papers and third party primary market research sponsored by BioSante, that the estimated market for an FDA approved FSD product could exceed $2.0 billion, and that if approved by the FDA, LibiGel could become the first FDA approved treatment specifically indicated for HSDD in menopausal women.  While several therapies have been tested to treat FSD, thus far testosterone therapy appears to be the only treatment that results in a consistent significant increase in the number of satisfying sexual events in women, which represents one of the two key efficacy endpoints required by the FDA for pivotal clinical trials of FSD therapies.  BioSante is not aware of another testosterone therapy product for the treatment of FSD in active clinical development in the U.S. other than LibiGel.

With respect to the required regulatory approval of LibiGel, BioSante believes based on agreements with the FDA, including an SPA received in January 2008, that two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III cardiovascular and breast cancer safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of a new drug application, or NDA, for LibiGel for the treatment of FSD, specifically, HSDD in “surgically” menopausal women.

Two LibiGel Phase III safety and efficacy clinical trials and one Phase III cardiovascular and breast cancer safety study currently are underway.  Both Phase III safety and efficacy trials are double-blind, placebo-controlled trials that will enroll up to approximately 500 surgically menopausal women each for a six-month clinical trial.  The Phase III safety study is a randomized, double-blind, placebo-controlled, multi-center, cardiovascular events driven study that will enroll between 2,400 and 3,100 women exposed to LibiGel or placebo for 12 months at which time BioSante intends to submit an NDA to the FDA.  Following NDA submission and potential FDA approval, BioSante will continue to follow the subjects in the safety study for an additional four years.

BioSante’s objective is to submit an NDA to the FDA seeking approval for a potential commercial launch in 2011.  This timing, however, may be delayed depending upon BioSante’s ability to raise additional financing to support its operations and close the proposed merger with Cell Genesys.

BioSante expects the Phase III clinical study program of LibiGel to require significant resources.  BioSante’s management estimates that the Phase III clinical study program for LibiGel will require approximately $30 - $35 million in additional funds to reach submission of an NDA.

Substantially all of BioSante’s revenue to date has been derived from upfront, milestone and royalty payments earned on licensing and sublicensing transactions and from subcontracts.  To date, BioSante has used primarily equity financings, licensing income and interest income to fund its ongoing business operations and short-term liquidity needs.  Since 1999, BioSante has completed eight public and private financings, raising an aggregate of approximately $82 million in equity financings to fund BioSante’s operations.  BioSante completed its most recent equity financing in August 2009 when BioSante completed a $12.0 million registered direct offering of shares of BioSante common stock and warrants to purchase shares of BioSante common stock.  As a result of its past operations, BioSante had an accumulated deficit of approximately $80.6 million as of June 30, 2009.

As of June 30, 2009, BioSante had approximately $6.0 million in cash and cash equivalents.  Given the harsh economic conditions, BioSante reviewed every aspect of its operations for cost and spending reductions to assure its long-term survival while maintaining the resources necessary to achieve its primary objectives of developing its proposed products and obtaining regulatory approval of such products, including in particular LibiGel.  To save costs, in April 2009, BioSante decided to delay screening new subjects for its LibiGel Phase III safety study and to continue the study for those women already enrolled in the study.  BioSante intends to reinitiate screening and enrollment in the safety study at an appropriate time once it has closed the proposed merger with Cell Genesys.  Currently, BioSante continues to screen for and enroll new subjects in the LibiGel Phase III efficacy trials.  This change in BioSante’s clinical study screening likely will delay the eventual submission of the LibiGel NDA.

Over the years, the BioSante board of directors and management, on an ongoing basis, has evaluated various strategic options to continue and expand BioSante’s research and product development efforts and enhance value for BioSante stockholders.  After receipt of the January 2008 SPA agreement for LibiGel, at a regular meeting of the BioSante board of directors held on March 11, 2008, the BioSante board of directors authorized and directed BioSante’s management to explore more formally an exclusive license of LibiGel to a third party or a possible sale of BioSante.  On April 25, 2008, at a special meeting of the BioSante board of directors, the board formed a subcommittee of the board, which we refer to as the strategic transaction committee, to oversee the formal process of evaluating strategic transactions, including specifically an exclusive license of LibiGel to a third party or a possible sale of BioSante, and to approve the final terms of BioSante’s engagement of a financial advisor to assist BioSante in exploring such strategic transactions.  The strategic transaction committee was comprised of Fred Holubow, Ross Mangano and Stephen Simes.

BioSante’s management met with several investment banking firms regarding a possible engagement to assist BioSante in exploring a possible exclusive license of LibiGel to a third party or a possible sale of BioSante.  On May 16, 2008, BioSante executed an engagement letter formally retaining Deutsche Bank Securities Inc. as BioSante’s investment banking firm and financial advisor in connection with BioSante’s then ongoing process to explore strategic alternatives in order to enhance value to its stockholders.

Beginning in May 2008, representatives of Deutsche Bank Securities Inc. contacted approximately 100 public and private companies regarding their interest in licensing LibiGel or acquiring BioSante.  Approximately 10 of these companies received management presentations from BioSante and/or performed limited due diligence on BioSante.  In mid-August 2008, however, almost all of these companies indicated that they were not interested at that time in licensing LibiGel or acquiring BioSante.  Of the companies that indicated an interest, none of them were willing to submit a formal bid.  BioSante’s management, nonetheless, continued to work with Deutsche Bank Securities Inc. after such time to pursue the companies that indicated informally an interest in licensing LibiGel or acquiring BioSante and other third parties that were subsequently identified by BioSante as possible candidates for a possible business combination, license transaction or other transaction with BioSante.  However, these efforts were unsuccessful and no transaction to license LibiGel or acquire BioSante was ever negotiated or completed.

Commencing in mid-August 2008, BioSante’s management, with the assistance of another investment banking firm, Oppenheimer & Co., began to pursue in earnest alternatives for raising additional financing to fund BioSante’s operations, including in particular its Phase III development program for LibiGel.  The need for additional capital was of particular concern as approximately $12.0 million of BioSante’s investments were in auction rate securities for which there was no liquid market at that time.  Possible financing alternatives that were considered by BioSante’s management included a private investment public equity, or PIPE, transaction, a registered direct offering and/or a committed equity financing facility.  BioSante’s management did not consider pursuing any bank financing since such arrangements typically are dependent upon the lender being able to obtain a security interest in a significant amount of tangible assets to secure the financing, and BioSante, like several other biopharmaceutical companies that are engaged primarily in research and development activities, does not have significant tangible assets that could serve as collateral for a bank loan.

In mid-October 2008, BioSante obtained partial liquidity for its auction rate securities.  As a result of settlement agreements between some of the banks and the Securities and Exchange Commission and state regulatory agencies, BioSante received $9.0 million plus accrued interest in October 2008 and the remaining $3.0 million plus accrued interest for its auction rate securities in January 2009.

Although BioSante obtained liquidity for its auction rate securities, BioSante’s management still recognized that BioSante would need additional financing to continue its operations and in particular its Phase III clinical study program for LibiGel.  Accordingly, BioSante’s management continued to seek additional financing.  However, because of then current market and overall poor economic conditions for raising additional financing and the inability of BioSante to raise additional financing by its traditional methods of private and public equity financings, BioSante’s management began to explore alternative financing methods.  These alternative financing methods included a possible merger with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments, and obtaining access to a committed equity financing facility.

At the end of October 2008, BioSante’s management began tracking publicly traded companies that had low market capitalizations in relation to their cash, cash equivalents and short-term investments.  In the beginning of November 2008, BioSante began a process, with the assistance of its financial advisor, to contact these companies and attempt to arrange initial meetings to discuss potential merger opportunities.  On November 21, 2008, at a special meeting of BioSante’s strategic transaction committee, BioSante’s management updated the committee as to management’s efforts to raise financing by merging with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments.  It was the consensus of the strategic transaction committee that BioSante’s management should continue to pursue such a possible transaction, along with any other possible alternatives that may exist for BioSante to raise additional financing.

At a regular meeting of the BioSante board of directors on December 15, 2008, BioSante’s management updated the board as to management’s efforts to raise additional financing by merging with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments and the recommendation of BioSante’s strategic transaction committee that BioSante’s management should continue to pursue such a possible transaction.  At this meeting, the BioSante board of directors authorized management to continue to pursue such a transaction and to work with the special transaction committee in negotiating the terms of any such proposed transaction.

From November 2008 to June 2009, approximately 50 companies that had a low market capitalization in relation to their cash, cash equivalents and short-term investments were contacted and meetings in person or via telephone with six of these companies (including Cell Genesys) to discuss a possible transaction were held.

During this time, in addition to pursuing a merger transaction with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments, BioSante’s management often discussed with BioSante’s financial advisor other possible alternatives for raising additional financing, including a PIPE transaction, a registered direct offering, a venture financing and a committed equity financing facility.  During such discussions, BioSante’s financial advisor indicated that it believed that the capital markets likely would not be receptive to a PIPE transaction or a registered direct offering by BioSante at the time due primarily to then challenging and difficult market and overall economic conditions.

In December 2008, BioSante entered into a committed equity financing facility with Kingsbridge Capital Limited in which Kingsbridge committed to purchase, subject to certain conditions and at BioSante’s sole discretion, up to the lesser of $25.0 million or approximately 5.4 million shares of BioSante common stock through the end of December 2010.  The funds that can be raised under the facility depend on the then current price for BioSante common stock and the number of shares actually sold, which may not exceed an aggregate of approximately 5.4 million shares.  Under the facility, BioSante may access capital by providing Kingsbridge with BioSante common stock at discounts ranging from 8 percent to 14 percent, depending on the average market price of BioSante common stock during the applicable pricing period.  Kingsbridge is not obligated to purchase shares under the facility unless certain conditions are met, including a minimum price for BioSante common stock of $1.15 per share and the continued effectiveness of a resale registration statement.  To date, BioSante has not sold any shares to Kingsbridge under the facility, primarily because of the discount and the maximum individual drawdown capacity.

In early November 2008, an investment banking firm (other than Deutsche Bank Securities Inc. and Oppenheimer & Co.) contacted BioSante’s management about the potential interest of an equity investment in BioSante by a venture capital fund.  In mid-November 2008, BioSante’s management and representatives of the venture capital fund discussed BioSante’s business and a potential equity investment by the venture capital fund.  On December 3, 2008, BioSante and the venture capital fund entered into a mutual confidentiality agreement.  From December 2008 to March 2009, the venture capital fund performed a due diligence investigation into BioSante’s business.  On several occasions during this period, BioSante’s management and representatives of the venture capital fund discussed via telephone and in person BioSante’s business and the terms of a potential equity investment by the venture capital fund.  At the end of March 2009, however, BioSante was informed that the venture capital fund was not interested in an equity investment in BioSante at that time.

From January 2009 to June 2009, BioSante’s management continued to discuss with BioSante’s financial advisor possible alternatives for raising financing, including a PIPE transaction and a registered direct offering.  In furtherance of a registered direct offering, BioSante filed a registration statement on Form S-3 in mid-June 2009.  However, due primarily to the continued economic recession and its effects on the capital markets, especially for thinly traded stocks like BioSante’s, BioSante was unable to complete either a PIPE transaction or a registered direct offering on terms acceptable to BioSante.

During such period, BioSante’s management also continued to pursue BioSante’s strategy of seeking a merger with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments by sending indications of interest to seven such companies.  One of these companies was Cell Genesys.

Historical Background for Cell Genesys

Cell Genesys is a company that was focused on the development and commercialization of novel biological therapies for cancer patients.  In August and October 2008, Cell Genesys announced the early termination of its two Phase III trials of GVAX immunotherapy for prostate cancer, Cell Genesys’s lead product program to which it previously had devoted substantively all of its research, development and clinical efforts, and financial resources.  Cell Genesys concluded that, without any near-term opportunity to conduct new Phase III trials of GVAX immunotherapy for prostate cancer or any other product in Cell Genesys’s portfolio, Cell Genesys would initiate a process of extensively restructuring its business to reduce its recurring expenses and liabilities and undertake an expansive review and assessment of its alternatives, including a review and assessment, among other things, of whether it would be in the interest of Cell Genesys and its stockholders to combine with or be acquired by a public or private company, continue as an independent company and allocate its resources to other biopharmaceutical product areas through in-licensing or acquisitions, sell Cell Genesys’s assets or liquidate Cell Genesys.

Restructuring Efforts.  As a result of eight months of restructuring efforts, Cell Genesys, among other things, had reduced its outstanding indebtedness under its convertible senior notes from an aggregate of approximately $145 million to approximately $22 million, reduced annualized interest expense on its outstanding convertible senior notes by approximately $3.8 million, reduced its staff of 290 persons as of October 31, 2008 to nine people as of August 15, 2009, and terminated major facilities leases that had an aggregate outstanding obligation of approximately $110 million through the expiration dates of the leases.

The Cell Genesys board of directors and management, with the assistance of Cell Genesys’s financial advisor, evaluated various alternatives.  As part of this process, Cell Genesys identified more than 100 potential public and private counterparties, contacted more than 60 of those potential counterparties, entered into confidentiality agreements and held discussions with 26 of these companies that met the criteria developed by Cell Genesys, received indications of interest from and engaged in further discussions with eight of these companies, and engaged in more extensive discussions and discussed proposed definitive terms with three companies, including BioSante.

As part of its restructuring plan, Cell Genesys took the following steps:

•                  Ended the development of GVAX immunotherapy for prostate cancer and oncolytic virus therapy products, closed or transferred all investigational new drug, or IND, filings with the FDA and closed all clinical trial sites and contracts related to those activities.

•                  Reduced its staff by approximately 60 percent from 290 people to 122 people as of October 31, 2008, by 65 percent to 97 people as of November 30, 2008, by 80 percent to 61 people as of December 31, 2008 and to nine people as of August 15, 2009, primarily as a result of eliminating all of its research and development, manufacturing, clinical and regulatory activities personnel.

•                  Repurchased in October 2008 an aggregate of approximately $26.3 million face value of its 3.125% convertible senior notes due in November 2011, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of such notes, for aggregate consideration of approximately $10.5 million in cash, plus accrued but unpaid interest, thereby reducing the annualized interest expense by approximately $800,000.

•                  Repurchased in December 2008 an aggregate of approximately $47.8 million face value of its 3.125% convertible senior notes due in November 2011, at an overall discount of 60 percent from face value in a tender offer for aggregate consideration of approximately $19.1 million in cash, plus accrued but unpaid interest.

•                  Terminated Cell Genesys’s lease for its head office and research facility in South San Francisco, California as of January 2, 2009, following a payment of approximately $14.7 million to the South San Francisco landlord in satisfaction and release of its $86.0 million obligation through the lease’s 2017 expiration date and temporarily relocated its manufacturing facility in Hayward, California.

•                  Repurchased in January 2009 $2.6 million in face value of Cell Genesys’s 3.125% convertible notes due in November 2011 at an overall discount of approximately 60 percent from face value for aggregate consideration of approximately $1.0 million.

•                  Terminated Cell Genesys’s lease for its manufacturing facility in Hayward, California following a payment of approximately $3.6 million and the issuance of 1.0 million shares of Cell Genesys common stock to the Hayward landlord in April 2009 in complete satisfaction of its remaining $24.0 million lease obligation and relocated Cell Genesys’s corporate headquarters to short-term office space in South San Francisco.

•                  Vacated its Memphis facility in February 2009 and did not renew the lease upon its expiration in April 2009.

•                  Completed termination of Cell Genesys’s collaboration agreement with Takeda Pharmaceutical Company Limited for GVAX immunotherapy for prostate cancer, effective in the first quarter 2009.

•                  Substantially reduced the number of patents and terminated a number of license agreements in order to reduce costs, including without limitation the terminated agreements relating to the development and commercialization of oncolytic therapies with Novartis Pharma, AG and certain affiliates as well as a gene activation technology license agreement with sanofi-aventis.

•                  Terminated a committed equity financing facility with Kingsbridge Capital Limited due to a substantial decrease in the trading price of Cell Genesys common stock below the minimum purchase price of $1.75 per share.

•                  In order to facilitate the pursuit of potential alternatives for Cell Genesys and to reduce the cash payment required under the terms of a warrant to purchase approximately 8.5 million shares of Cell Genesys common stock in the event Cell Genesys were to consummate certain transactions (including, without limitation, a merger with BioSante), entered into a warrant exchange agreement on May 17, 2009, resulting in the issuance of 8.0 million shares of Cell Genesys common stock and reducing the cash payment upon the consummation of such transactions to $112,238 as of August 15, 2009 (the cash payment value was estimated to be approximately $4.2 million on the last trading day prior to execution of such agreement and had exceeded $5 million for 10 of the 20 trading days prior to execution of such agreement, reaching a high of approximately $6.7 million on April 28, 2009).

•                  Completed in June 2009 a tender offer to exchange all of the then outstanding aggregate principal amount of Cell Genesys’s 3.125% convertible notes due in November 2011, pursuant to which Cell Genesys repurchased an aggregate of $67.1 million face value of Cell Genesys’s 3.125% convertible notes due in November 2011 for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of Cell Genesys common stock, and $20.8 million of new 3.125% convertible senior notes due in May 2013.  As a result of the tender offer, $1.2 million of the 3.125% convertible notes due in November 2011 remain outstanding and the creditor derivative lawsuit filed by Tang Capital Partners, LP, referred to as “Tang,” on May 5, 2009 in the Court of Chancery of the State of Delaware against Cell Genesys and its directors and executive officers was withdrawn.

Review of Strategic Alternatives.  The various alternatives discussed and considered by the Cell Genesys board of directors included combining with or being acquired by a public or private company, continuing as an independent company and allocating its resources to other biopharmaceutical product areas through in-licensing or acquisitions, selling Cell Genesys’s assets and liquidating Cell Genesys.

On September 19, 2008, at the first meeting of the Cell Genesys board of directors following the termination of VITAL-2, Dr. Stephen A. Sherwin, the Chairman and Chief Executive Officer of Cell Genesys, outlined management’s preliminary review of potential alternatives for Cell Genesys based on different potential outcomes of the pending VITAL-1 futility analysis.  With the VITAL-1 futility analysis still pending, the Cell Genesys board of directors met again on October 1, 2008 to review and discuss the potential alternatives available to Cell Genesys.  The Cell Genesys board of directors next met on October 8, 2008 and again reviewed and discussed different alternatives presented by management based on the potential outcomes of the VITAL-1 futility analysis, preliminary steps required to assess alternatives for Cell Genesys, the timing of potentially engaging an investment banking firm to help evaluate alternatives available to Cell Genesys, and the fiduciary obligations of the Cell Genesys board of directors.

On October 15, 2008, the Cell Genesys board of directors met and was presented with the results of the VITAL-1 futility analysis, which indicated that VITAL-1 had less than a 30 percent chance of meeting its predefined primary endpoint of improved patient survival.  The Cell Genesys board of directors then reviewed and discussed and approved restructuring and cost reduction activities for Cell Genesys and discussed and approved the retention of an investment banking firm.  In addition, the Cell Genesys board of directors approved the formation of a new Cell Genesys finance committee, comprised of the following members of the Cell Genesys board of directors:  Nancy M. Crowell, James M. Gower, Dennis L. Winger, the head of the finance committee, and alternate member David W. Carter.  The Cell Genesys board of directors authorized the Cell Genesys finance committee to meet regularly with management and assist the Cell Genesys board of directors in evaluating alternatives.

On October 21, 2008, the Cell Genesys board of directors met and discussed the implementation of the restructuring plan, potential alternatives and possible financial advisors to assist Cell Genesys and the Cell Genesys board of directors in evaluating alternatives for Cell Genesys.  Representatives of O’Melveny & Myers LLP, referred to as “OMM,” and Shearman and Sterling, referred to as “Shearman,” gave a presentation regarding the fiduciary obligations of the Cell Genesys board of directors.

The trading price of Cell Genesys common stock had decreased significantly.  On October 21, 2008, Cell Genesys received a NASDAQ Staff Deficiency Letter indicating that Cell Genesys had become non-compliant with the minimum $1.00 bid price requirement for continued listing on The NASDAQ Global Market because the price of Cell Genesys common stock had closed below the minimum bid price of $1.00 per share for a period of 30 consecutive business days.  In light of extraordinary market conditions, NASDAQ has suspended enforcement of the rules and extended the suspension period with regard to the minimum bid price and market value of publicly held shares requirements several times, as a result of which Cell Genesys now has until January 20, 2010 to regain compliance.

On November 6, 2008, Cell Genesys engaged the investment banking firm, Lazard Frères & Co. LLC, referred to as “Lazard,” in connection with Cell Genesys’s evaluation of alternatives.

The Cell Genesys board of directors met on November 6, 2008 and discussed the status of Cell Genesys’s restructuring plan and its efforts to evaluate various alternatives for the company.  Representatives of Lazard gave a presentation to the Cell Genesys board of directors describing and analyzing potential alternatives.

After being contacted by a public company referred to as “Public Company A,” one of the approximately 100 companies identified by Cell Genesys, Cell Genesys entered into a confidentiality agreement with Public Company A on October 27, 2008.  Cell Genesys and Lazard spoke with Public Company A and its financial advisor on November 16, 2008.  Following this initial meeting, representatives from Public Company A visited Cell Genesys’s office on November 21, 2008 to discuss business diligence issues.  On December 1, 2008, Cell Genesys received a written indication of interest from Public Company A.

The Cell Genesys board of directors met on December 3, 2008, reviewed presentations by management and representatives of Lazard and discussed the status of the restructuring and Cell Genesys’s efforts to explore various alternatives.  OMM and Shearman advised the Cell Genesys board of directors regarding various legal and fiduciary issues to consider in evaluating alternatives.

Cell Genesys entered into a confidentiality and non-disclosure agreement with a public company referred to as “Public Company B,” which was one of the approximately 100 companies identified by Cell Genesys, on December 12, 2008.  On December 19, 2008, Public Company B gave a corporate presentation to the Cell Genesys management team and representatives of Lazard.

On December 19, 2008, the Cell Genesys board of directors met and discussed the status of the restructuring and the status of Cell Genesys’s efforts to explore various alternatives.  Management and representatives of Lazard provided an update regarding the alternatives available to Cell Genesys.

On December 19, 2008, Lazard sent letters to potential counterparties, public and private, requesting an indication of interest.  BioSante was not one of these parties.  Three private companies submitted indications of interest in response to these letters in January 2009 and Lazard and Cell Genesys’s management engaged these parties in discussions.  However, after review by Cell Genesys’s management in consultation with its financial and legal advisors and in light of the alternatives potentially available to Cell Genesys including liquidation, Cell Genesys and these parties subsequently determined that a transaction was either not feasible or sufficiently attractive and Cell Genesys determined that allocating further resources to continued discussions at that time was not in the best interest of Cell Genesys.

On January 16, 2009, the Cell Genesys board of directors met, reviewed presentations by management and representatives of Lazard and discussed the status of Cell Genesys’s efforts to explore various alternatives.

On January 26, 2009, Lazard sent letters to Public Company A, Public Company B and other potential counterparties requesting proposals all of which were public companies with at least one viable late-stage product candidate.  On January 30, 2009, Cell Genesys received a written indication of interest from Public Company A.

On February 3, 2009, the Cell Genesys finance committee met, reviewed presentations by management and representatives of Lazard and discussed the status of Cell Genesys’s restructuring efforts and its efforts to explore various alternatives.  Representatives from Shearman provided the committee with an overview of certain legal considerations in connection with evaluating Cell Genesys’s potential alternatives.

On February 13, 2009, Public Company A notified Cell Genesys that it no longer wished to pursue a merger due to the imminent consummation of a financing transaction and Cell Genesys and Public Company A agreed to terminate further discussions.

On March 3 and March 9, 2009, Dr. Sherwin and Sharon Tetlow, the senior vice president and chief financial officer of Cell Genesys, met with senior management personnel from Public Company B to discuss the terms of a possible merger of Public Company B and Cell Genesys, as well as other business and legal diligence matters.

On March 4, 2009, the Cell Genesys board of directors met, reviewed presentations by management and representatives of Lazard and discussed Cell Genesys’s efforts to explore various alternatives.

On March 6, 2009, Cell Genesys received an indication of interest from a private company that had previously received a letter from Lazard and Lazard and Cell Genesys’s management engaged in discussions with this party.  However, after review by Cell Genesys’s management in consultation with its financial and legal advisors, and in light of the alternatives potentially available to Cell Genesys at that time including liquidation, Cell Genesys subsequently determined that a transaction was not likely to be sufficiently attractive and Cell Genesys determined that allocating further resources to continued discussions at that time was not in the best interest of Cell Genesys.

On March 16, 2009, Public Company B submitted a revised acquisition proposal to Cell Genesys.

On March 19, 2009, the Cell Genesys finance committee met and reviewed the status of Cell Genesys’s restructuring efforts and its efforts to explore various alternatives, including Cell Genesys’s ongoing discussions with BioSante, Public Company B and other interested potential parties, and to consider the other alternatives available to Cell Genesys, including liquidation.  Representatives of OMM and Shearman reviewed the proposed terms of an agreement to enter into exclusive negotiations with Public Company B for a period of 20 days.  Because Public Company B had indicated that exclusive negotiations were a requirement to continue further discussions and since the Cell Genesys finance committee believed further discussions could result in a potentially attractive transaction for Cell Genesys, the Cell Genesys finance committee authorized management to enter into an exclusivity agreement with Public Company B.

On March 23, 2009, Cell Genesys entered into an exclusivity agreement with Public Company B obligating Cell Genesys to negotiate with Public Company B in good faith and on an exclusive basis until April 12, 2009 with respect to a potential transaction.  The same day, Public Company B circulated a draft merger agreement to Cell Genesys.

On March 25, 2009, Dr. Sherwin and Robert Tidwell, the senior vice president of corporate development, of Cell Genesys and Dr. Potts of the Cell Genesys board of directors visited Public Company B to conduct diligence and engage in further discussions.  Also on March 25, 2009, while still subject to the exclusivity agreement with Public Company B, Cell Genesys received an indication of interest from another private company.  However, after review by Cell Genesys’s management in consultation with its financial and legal advisors and in light of the various alternatives available to Cell Genesys, including liquidation and the possibility of a transaction with Public Company B, Cell Genesys determined that discussions at that time would not be in the best interest of Cell Genesys.

On March 30, 2009, OMM and Shearman circulated a revised draft merger agreement to Public Company B’s counsel.  Public Company B’s counsel responded on April 2, 2009, circulating a revised draft merger agreement to Cell Genesys and its advisors.  Representatives of Public Company B and its counsel met in person with Ms. Tetlow, OMM and Shearman on April 3, 2009 at OMM’s offices in San Francisco to discuss the draft merger agreement between Cell Genesys and Public Company B.

On April 4, 2009, the Cell Genesys board of directors met and discussed Cell Genesys’s ongoing negotiations with Public Company B and other alternatives for Cell Genesys.  On April 7, 2009, Dr. Sherwin and members of the board of directors with scientific backgrounds met to discuss diligence conducted on Public Company B.

On April 8, 2009, Dr. Sherwin and the chief executive officer of Public Company B met to discuss further the possibility of a potential transaction between Cell Genesys and Public Company B.  After review by Cell Genesys’s management in consultation with its financial and legal advisors, and in light of the various alternatives available to Cell Genesys including liquidation, Cell Genesys decided that further discussions with Public Company B at that time would not be in the best interest of Cell Genesys and the parties agreed to terminate further negotiations.  Cell Genesys’s exclusivity agreement with Public Company B expired on Sunday, April 12, 2009 and was not renewed by the parties.

Background of Development of Transaction between BioSante and Cell Genesys

On December 9, 2008, Phillip B. Donenberg, the Chief Financial Officer, Treasurer and Secretary of BioSante which was one of the approximately 100 companies identified by Cell Genesys, contacted Lazard to express BioSante’s interest in exploring a possible merger with Cell Genesys.

On February 19, 2009, a representative of Lazard spoke with Mr. Donenberg.  The following day, February 20, 2009, BioSante and Cell Genesys entered into a mutual confidentiality agreement in order to allow the parties to explore and evaluate a possible transaction and conduct initial due diligence.

On March 4, 2009, Mr. Simes and Mr. Donenberg of BioSante met with Dr. Sherwin and Ms. Tetlow of Cell Genesys and representatives of Lazard in San Francisco, California to discuss further BioSante’s possible interest in a merger with Cell Genesys.  BioSante’s management team gave a corporate presentation to the Lazard representatives and Cell Genesys management team.

On March 5, 2009, BioSante’s management and legal advisors were granted access to Cell Genesys’s electronic data room and subsequently immediately commenced initial due diligence on Cell Genesys, including in particular its outstanding 3.125% convertible notes due in November 2011 and whether a merger between BioSante and Cell Genesys would accelerate payment of such notes.

On March 10, 2009, BioSante’s management sent an exploratory initial indication of interest letter to Cell Genesys that proposed an acquisition of Cell Genesys in a stock-for-stock merger pursuant to which the exchange ratio would be fixed based on a 25 percent premium to the volume-weighted average price of Cell

Genesys common stock for the 10 trading days preceding the signing of a definitive agreement.  At that time, Cell Genesys’s balance of cash, cash equivalents and short-term investments exceeded $70 million and Cell Genesys’s stock was trading at 23 cents per share and BioSante common stock was trading at $1.26 per share.

On March 13, 2009, at a regular meeting of the BioSante board of directors, BioSante’s management updated the board as to BioSante’s efforts to pursue a merger with several companies that had a low market capitalization in relation to their cash, cash equivalents and short-term investments, including Cell Genesys.  Mr. Simes summarized for the board the various indications of interest that BioSante’s management had sent to target companies and specifically the proposed indication of interest to Cell Genesys.  At the meeting, the BioSante board of directors authorized BioSante’s management to continue to pursue its strategy of seeking a merger with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments, as well as other financing alternatives that may become available.

Cell Genesys’s management, together with its advisors, reviewed the terms of the initial BioSante proposal.  On March 16, 2009, Ms. Tetlow of Cell Genesys spoke with Mr. Donenberg of BioSante to inform him of Cell Genesys’s interest in further negotiations regarding BioSante’s acquisition proposal and to request that BioSante submit a revised acquisition proposal.  Following Ms. Tetlow’s conversation with Mr. Donenberg, BioSante sent an updated indication of interest letter to Cell Genesys.  In the letter, BioSante indicated a willingness subject to certain conditions to pursue a stock-for-stock merger pursuant to which the exchange ratio would be fixed based on a 25 percent premium to the volume-weighted average price of Cell Genesys common stock for the 10 trading days preceding the signing of the definitive agreement.  BioSante also proposed to add two new members to the board of directors of the combined company, both of which would be designated by Cell Genesys.

On March 20, 2009, Cell Genesys informed BioSante and other parties that previously had submitted an indication of interest that it had decided to pursue an alternative transaction with another third party and had agreed to enter into a letter of exclusivity with such other third party.

On April 13, 2009, a representative of Lazard contacted a representative of BioSante’s financial advisor to communicate that Cell Genesys was no longer in exclusive negotiation with the other third party and to determine whether BioSante was still interested in a potential merger with Cell Genesys.  At the direction of BioSante’s management, BioSante’s financial advisor communicated to Cell Genesys’s financial advisor that BioSante was still interested in a potential merger with Cell Genesys.

Also on April 13, 2009, the Cell Genesys finance committee met to discuss Cell Genesys’s efforts to explore alternatives.

On April 15, 2009, in accordance with the directives of BioSante, BioSante’s financial advisor reiterated to Cell Genesys’s financial advisor that BioSante was interested in pursuing negotiations of a possible acquisition of Cell Genesys in a stock-for-stock merger.  Also on April 15, 2009, Ms. Tetlow contacted Mr. Donenberg to discuss BioSante’s interest in a potential merger with Cell Genesys and the process and timing of BioSante’s due diligence investigation of Cell Genesys.

On April 16, 2009, Cell Genesys’s management sent to BioSante’s management a draft merger agreement and a due diligence request for purposes of assisting Cell Genesys and its advisors in performing a due diligence investigation of BioSante.  In response, BioSante’s management communicated to Cell Genesys’s management that BioSante was not interested in spending significant resources on a potential transaction without an exclusivity letter.

On April 16, 2009, Cell Genesys’s management communicated to BioSante’s management that if BioSante sent Cell Genesys a formal, more detailed written indication of interest containing the material terms pursuant to which BioSante was willing to acquire Cell Genesys in a merger transaction, the Cell Genesys board of directors might be willing to grant BioSante exclusivity for a certain limited period.

On April 17, 2009, BioSante’s management sent a formal, more detailed written indication of interest containing the material terms pursuant to which BioSante was willing to acquire Cell Genesys in a stock-for-stock merger in which all outstanding shares of Cell Genesys common stock would be converted into BioSante common stock at a fixed exchange ratio that would be determined using a 25 percent premium to the volume-weighted average price of Cell Genesys common stock during the 10 trading days preceding the signing and announcement of the definitive agreement.

From April 18, 2009 to May 20, 2009, BioSante’s and Cell Genesys’s respective managements and advisors performed additional due diligence.  On April 19, 2009, Public Company B’s counsel circulated a revised draft definitive merger agreement to Cell Genesys and OMM.

On April 20, 2009, Cell Genesys’s management informed BioSante and its legal counsel of a letter sent to Cell Genesys by Tang in which Tang, among other things, expressed concern that Cell Genesys was exploring alternatives which included the sale or merger of Cell Genesys, claimed that Cell Genesys was insolvent, that its fiduciary duty was to maximize recovery for its creditors, not its stockholders, and requested that the retention payments for executives publicly announced on April 9, 2009 be reconsidered.

The Cell Genesys finance committee met on April 21, 2009 and discussed the most recent proposal from BioSante and the discussions with Public Company B, as well as Cell Genesys’s other available alternatives, including liquidation.  Representatives of Shearman provided the Cell Genesys finance committee with an overview of certain legal considerations in evaluating various alternatives.

On April 22, 2009, Mr. Simes of BioSante discussed the proposed transaction with Cell Genesys with members of the strategic transaction committee.  Such members directed Mr. Simes to continue to proceed with the proposed transaction and to update the committee and the full BioSante board of directors as appropriate.

On April 22, 2009, BioSante’s management again communicated to Cell Genesys’s management that BioSante was not interested in spending significant resources on a potential transaction without an exclusivity agreement.

Also on April 22, 2009, the Cell Genesys board of directors met and reviewed the status of ongoing negotiations with BioSante and Public Company B, as well as other alternatives.  Representatives of Lazard reviewed the process for identifying potential counterparties to a transaction, Dr. Sherwin and Ms. Tetlow reviewed the status of Cell Genesys’s diligence and discussions with potential counterparties and Lazard presented various financial considerations for the Cell Genesys board of directors in connection with evaluating a transaction.  The Cell Genesys board of directors also discussed the general parameters and effect of liquidation as compared to other alternatives.  Further, the Cell Genesys board of directors reviewed and discussed criteria prepared by management with respect to considering various in-licensing opportunities and potential candidates in connection with the Cell Genesys board of directors’s consideration of various alternatives.  Dr. Potts gave a report on BioSante’s business opportunities based on his discussions with independent experts in the field.  After concluding that a potential transaction with Company B was not likely to result in a transaction that was in the best interest of Cell Genesys and that a transaction with BioSante could potentially be in the best interest of Cell Genesys, the Cell Genesys board of directors authorized Cell Genesys to enter into an exclusivity agreement with BioSante providing for exclusive negotiations for an initial period not to exceed 20 business days.

Later on April 22, 2009, Cell Genesys’s management communicated to BioSante’s management that, if the material terms of the definitive merger agreement could be agreed upon as indicated by BioSante sending to Cell Genesys detailed comments to the draft merger agreement, Cell Genesys may be willing to grant BioSante exclusivity for a certain limited period.

In addition, on April 22, 2009, BioSante’s management directed BioSante’s legal counsel, Oppenheimer Wolff & Donnelly LLP, referred to as “OWD,” to commence a legal due diligence investigation of Cell Genesys and to begin reviewing the draft merger agreement sent to BioSante by Cell Genesys on April 16, 2009.

From April 22, 2009 until May 8, 2009, representatives of OWD conducted a legal due diligence investigation of Cell Genesys.  From April 27, 2009 until May 8, 2009, representatives of Deloitte & Touche LLP, BioSante’s independent registered public accounting firm, conducted a tax and accounting due diligence investigation of Cell Genesys.  During such period, several telephone conference calls were held between representatives of OWD and legal counsel to Cell Genesys to discuss various aspects of the due diligence investigation.

On April 24, 2009, Cell Genesys management informed Public Company B that it was not currently interested in pursuing further discussions at that time.  On the same day, BioSante sent Cell Genesys a revised draft merger agreement.

On April 25, 2009, the Cell Genesys finance committee met and discussed the status of Cell Genesys’s discussions with potential counter parties, and reviewed a proposed exclusivity agreement from BioSante and various alternatives for Cell Genesys, including liquidation.  The Cell Genesys finance committee approved entering into an exclusivity agreement and continuing negotiations with BioSante.

Later on April 25, 2009, Cell Genesys sent BioSante a draft exclusivity agreement and, on April 27, 2009, Cell Genesys and BioSante executed an agreement requiring that Cell Genesys negotiate with BioSante exclusively until May 9, 2009, unless either party earlier notified the other of its decision to terminate discussions.

On April 29, 2009, Dr Sherwin had an extensive discussion with Mr. Simes in which he reviewed BioSante’s product development and business activities with particular emphasis on the prior and current clinical trials and history of communications with the FDA regarding BioSante’s lead product LibiGel, the current status of other products in BioSante’s portfolio, BioSante’s CaP technology platform which includes the BioVant vaccine adjuvant, and the financial terms of the key in-licensing and out-licensing agreements entered into by BioSante.  On the same day, representatives of OWD, OMM and Shearman held a telephone conference call to discuss the terms of the merger agreement.

On May 1, 2009, a special meeting of the BioSante board of directors was held.  At the meeting, Mr. Simes provided a summary of the efforts of BioSante’s management, with the assistance of Deutsche Bank Securities Inc., during the past year to seek strategic alternatives, including a license of LibiGel and a sale of BioSante, and, with the assistance of Oppenheimer & Co., to raise additional financing.  Mr. Simes explained that largely as a result of the current economic recession and its effect on the capital markets, BioSante had been unable to complete a more traditional financing, such as a PIPE transaction or a registered direct equity offering.  Mr. Simes next summarized the efforts of BioSante’s management to seek alternative methods for raising additional financing, such as its strategy to merge with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments.  Mr. Simes reminded the board regarding BioSante’s previous contacts with Cell Genesys as of the time of the board’s last meeting in March 2009, updated the board as to the most recent developments with respect to a proposed transaction with Cell Genesys and summarized the then material terms of the proposed transaction.  BioSante’s financial advisor summarized for the board the efforts conducted, at the request of BioSante’s management, in seeking additional financing and pursuing BioSante’s strategy to merge with a company that had a low market capitalization in relation to its cash, cash equivalents and short-term investments.  A representative of OWD next summarized for the board its fiduciary duties in connection with considering a merger with Cell Genesys.  A copy of a memorandum describing the board’s fiduciary duties was sent to the board members in advance of the meeting.  The representative of OWD next summarized the proposed structure of the transaction and its material terms.  A copy of the draft merger agreement was sent to the board members in advance of the meeting.  The representative of OWD also explained the status and results to date of the due diligence investigation of Cell Genesys.  A discussion of the transaction followed this review.  At the conclusion of this discussion, the directors unanimously determined that BioSante’s management should continue to proceed with the proposed transaction with Cell Genesys.

On May 5, 2009, Cell Genesys’s management informed BioSante and its legal counsel of a letter sent to Cell Genesys by Tang’s counsel which, among other things, reiterated its claim that Cell Genesys was insolvent, claimed that the authorization of retention payments violated the Cell Genesys board’s fiduciary duties and threatened litigation.  Also on May 5, 2009, representatives of OWD, OMM and Shearman held a telephone conference call to discuss the terms of the merger agreement, including the exchange ratio and potential adjustments to the exchange ratio, requirements of Cell Genesys for net cash less certain liabilities, the proposed treatment of an outstanding Cell Genesys warrant, the effect of the threatened litigation by Tang on BioSante’s ability to refuse to close or terminate the agreement, representations by Cell Genesys, the covenant regarding the conduct of Cell Genesys’s business prior to closing, termination rights and termination fees.

On May 5, 2009, Tang filed suit in The Court of Chancery of the State of Delaware against Cell Genesys and its directors and executive officers, pursuant to which Tang purported to be Cell Genesys’s largest creditor as a holder of 67.6 percent of the outstanding principal amount of Cell Genesys’s 3.125% convertible senior notes due in November 2011, and sought declaratory and injunctive relief for itself and on behalf of Cell Genesys.  The complaint contained three claims for relief:  (1) declaratory relief that Cell Genesys was insolvent, and therefore, the directors must manage Cell Genesys principally for the benefit of its creditors; (2) a derivative suit on behalf of the Cell Genesys stockholders, seeking declaratory relief for breach of the director’s fiduciary duties to Cell Genesys by approving retention payments for Cell Genesys’s executives and a related injunction to prevent such payments; and (3) relief enjoining such payment as fraudulent obligations and/or transfers.  Prior to and after Tang’s filing of the complaint, representatives of Tang, Shearman and OMM engaged in discussions with Cell Genesys and Tang Capital regarding entering into an exchange and settlement agreement on May 10, 2009, pursuant to which Cell Genesys agreed to commence with the exchange offer discussed above.

On May 8, 2009, following a review of numerous confidential documents provided by BioSante for purposes of due diligence, Dr. Sherwin discussed with Mr. Simes the design and current status of the LibiGel Phase III trials and plans for other potential clinical trials of the product, the process undertaken for LibiGel Phase III protocol review by the FDA and the review with the FDA of the contents of a potential registration filing for the product, the current status of and future plans for manufacturing LibiGel and the history of FDA communications regarding product manufacturing, the market potential and competitive landscape for LibiGel, the potential for future sales of Elestrin, BioSante’s marketed product, and further details regarding certain of BioSante’s in-licensing and out-licensing agreements.  On the same day, BioSante and Cell Genesys amended their letter of exclusivity to extend the exclusivity period to May 23, 2009.

Also on May 8, 2009, a special meeting of the BioSante board of directors was held during which Mr. Simes updated the board as to the status of the transaction and developments since the last board meeting.  Mr. Simes summarized the recent developments, including the formal complaint filed by Tang against Cell Genesys and its directors and officers and the substance of subsequent settlement discussions that had taken place between Cell Genesys’s management and Tang.  OWD provided a legal analysis of the merit of such claims and summarized the manner in which the litigation likely would evolve if BioSante and Cell Genesys were to enter into a definitive merger agreement.  Members of the BioSante board of directors discussed the complaint, the terms of the subsequent settlement discussions between Cell Genesys and Tang and the effect of the complaint on BioSante’s willingness to proceed with the potential transaction.  OWD also provided a detailed executive summary of the due diligence investigation of Cell Genesys.  An executive summary of the due diligence investigation report was provided to the members of the BioSante board of directors in advance of the meeting.  Mr. Donenberg summarized the accounting and tax due diligence investigation conducted by Deloitte & Touche LLP and in so doing referred to a draft of due diligence report prepared by Deloitte & Touche LLP and sent to the directors prior to the meeting.  After further discussion of the transaction, it was the consensus of the BioSante board of directors to authorize BioSante’s management to continue to proceed with the proposed transaction with Cell Genesys so long as Cell Genesys would agree that the absence of any pending motion for immediate relief in connection with the then pending Tang litigation would be a condition to BioSante’s obligation to close the transaction.

On May 13, 2009, the Cell Genesys finance committee met and discussed Cell Genesys’s efforts to pursue alternatives for Cell Genesys.

On May 19, 2009, Dr. Sherwin and Mr. Simes met while attending the BIO 2009 meeting in Atlanta and confirmed interest in the discussion of a potential merger transaction, but agreed the parties would not be in a position to further evaluate such a potential transaction prior to completion of Cell Genesys’s exchange offer.

On May 22, 2009, BioSante submitted a revised draft of the merger agreement to Cell Genesys.  During a conference call on that same day, BioSante and Cell Genesys discussed their interest in continuing to negotiate a potential transaction, but that neither party would be in a position to evaluate whether any specific terms of a transaction would be in the best interest of such company and its stockholders until the results of Cell Genesys’s exchange offer were available.  Later that day, Cell Genesys and BioSante executed an amendment to their April 25 exclusivity agreement, extending the period of exclusive negotiations between the parties to June 12, 2009 and providing for automatic 10-day extensions thereafter subject to cancellation upon two days’ notice by either party.

On June 9, 2009, a regular meeting of the BioSante board of directors was held during which Mr. Simes updated the board as to the status of the transaction and developments since the last board meeting, including the fact that Cell Genesys had commenced its exchange offer and that the exchange offer was scheduled to expire on June 22, 2009.

On June 9, 2009, the Cell Genesys finance committee met and discussed Cell Genesys’s efforts to explore various alternatives.

On June 18, 2009, the Cell Genesys board of directors convened to discuss Cell Genesys’s efforts to explore alternatives.  During this meeting, representatives from Lazard gave a presentation to the Cell Genesys board of directors regarding the various alternatives Cell Genesys had been examining, including a merger with a public or private company, product acquisition and liquidation.  Representatives of Shearman and OMM updated the Cell Genesys board of directors regarding the status of negotiations with BioSante and summarized the main legal issues under negotiation or to be negotiated.  Dr. Sherwin and Mr. Tidwell provided the Cell Genesys board of directors with further information about BioSante based on management’s due diligence review, including an overview of BioSante’s products, technology, and clinical pipeline; a detailed review of the past clinical data and ongoing Phase III trials for its lead product, LibiGel, and the history of communications with the FDA; information about BioSante’s management personnel and past record of achievement; a review of its key in-licensing and out-licensing agreements; an assessment of the market potential for its lead product; the state of its finances; and potential near-term milestones for its business.

On June 23, 2009, Cell Genesys’s exchange offer expired.  Upon the settlement of the exchange offer, approximately 109.6 million shares of Cell Genesys common stock were outstanding, Cell Genesys’s cash and cash equivalents balance was approximately $36 million and approximately $20.1 million aggregate principal amount of new 3.125% convertible senior notes due in May 2013 and $1.2 million of 3.125% convertible senior notes due in November 2011 were outstanding.

On June 23, 2009, Ms. Tetlow contacted Mr. Donenberg to inform him of the results of the exchange offer and the resulting capitalization of Cell Genesys and to determine whether BioSante remained interested in pursuing a merger transaction.  Mr. Donenberg indicated that BioSante was still interested in a possible merger transaction with Cell Genesys and subsequently members of senior management of Cell Genesys and BioSante resumed negotiations.

In a series of telephone conferences beginning on June 23, Dr. Sherwin and Ms. Tetlow of Cell Genesys negotiated various terms, including the exchange ratio, with Mr. Simes and Mr. Donenberg.  Mr. Simes and Mr. Donenberg initially proposed an exchange ratio equivalent to a 1 percent premium over Cell Genesys’s trading price prior to execution of a definitive agreement.  In a subsequent call, Ms. Tetlow responded that the proposed exchange ratio was unacceptable and proposed an exchange ratio equivalent to a 25 percent pricing premium, consistent with BioSante’s original proposal.  Both parties agreed to discuss the matter further at a later date.  BioSante and Cell Genesys subsequently conferred with their respective financial advisors and members of their respective boards of directors.

On June 24, 2009, BioSante indicated that it was not willing to offer an exchange ratio that represented a 25 percent premium to Cell Genesys’s then current trading price given that Cell Genesys’s cash balance was lower by approximately $34 million and that Cell Genesys’s stock price had appreciated from the time of BioSante’s initial proposal.  Mr. Donenberg proposed an exchange ratio that represented an 8 percent premium and Ms. Tetlow proposed an exchange ratio which represented a 17 percent premium.  Mr. Donenberg and Ms. Tetlow then agreed later that day in principle to an exchange ratio that represented a 12 percent premium above the closing sale price of Cell Genesys common stock on the date a definitive agreement is entered into, subject to approval by the Cell Genesys and BioSante boards of directors.

On June 23, 2009, representatives of OWD reinitiated its legal due diligence investigation of Cell Genesys.  From June 23, 2009 to June 29, 2009, several telephone conference calls and e-mails took place between representatives of OWD and legal counsel to Cell Genesys to discuss various aspects of the due diligence investigation and disclosure schedules to the merger agreement.

On June 24, 2009, representatives of OWD, OMM and Shearman held a telephone conference call to discuss the terms of the merger agreement, including the structure of the merger, the exchange ratio, potential adjustments to the exchange ratio for changes in the cash balance of Cell Genesys, the requirement of Cell Genesys to maintain minimum net cash less certain liabilities, the covenants regarding the conduct of Cell Genesys’s business prior to closing, the employee benefits covenant, the parties’ termination rights and fees and expenses that would be payable upon certain termination events.

Between June 24, 2009 and June 27, 2009, representatives from OWD, OMM, and Shearman exchanged drafts of the merger agreement and continued to negotiate the terms and conditions of the merger agreement, including the exchange ratio, potential adjustments to the exchange ratio, minimum net cash requirements for Cell Genesys and the employee benefits covenant.

On June 26, 2009, the BioSante board of directors held a special meeting to receive an update on the status of the proposed transaction with Cell Genesys.  Mr. Simes summarized the status of the deal negotiations and developments since the board had last met on June 9, 2009.  BioSante’s financial advisor updated the BioSante board of directors as to the efforts conducted, at the request of BioSante’s management, since August 2008 to assist BioSante in raising additional financing.  A representative of OWD summarized the material terms of the merger agreement and voting agreements.  A draft of the merger agreement and a memorandum describing the principal terms of the transaction documents were provided to the members of the BioSante board of directors in advance of the meeting.  After discussion, the directors unanimously determined that BioSante’s management should continue to proceed with the proposed transaction with Cell Genesys.

On June 27 and 28, 2009, BioSante’s and Cell Genesys’s managements worked to resolve the remaining open points in the merger agreement, including the exchange ratio, potential adjustments to the exchange ratio, minimum net cash requirements for Cell Genesys, whether any directors of Cell Genesys would become directors of the combined company, the obligation of BioSante to honor contractual rights of

Cell Genesys’s current executive officers and employees to receive continued health insurance after the completion of the transaction and the tax treatment of payments to be received by Cell Genesys’s executives in connection with the merger.

The Cell Genesys board of directors met on June 28, 2009 to review and assess the proposed merger and merger agreement with BioSante as well as the alternative options available to Cell Genesys.  During this meeting, representatives from Lazard gave a presentation to the Cell Genesys board of directors regarding the financial terms of the proposed merger and the financial positions of both Cell Genesys and BioSante, and management’s estimated range of liquidation values in the event of liquidation, based upon the total assets and liabilities of Cell Genesys, valued as of June 30, 2009.  Representatives from Shearman and OMM also gave a presentation to the Cell Genesys board of directors, discussing the fiduciary obligations of the Cell Genesys board of directors as well as an analysis of the terms and structure of the merger agreement, which had been distributed previously to the members of the Cell Genesys board of directors.  Dr. Sherwin also reviewed his earlier presentation to the Cell Genesys board of directors regarding various aspects of BioSante’s business.  At the conclusion of the meeting, the Cell Genesys board of directors instructed management to finalize the merger agreement with BioSante.

After the market closed on June 29, 2009, Mr. Donenberg and Ms. Tetlow discussed Cell Genesys’s expected cash balance post-closing, the premium to Cell Genesys’s closing sale price that BioSante would be willing to pay in relation to the closing sale price of Cell Genesys common stock on that day in light of the expected cash balance and the specific exchange ratio of 0.1615.  Subject to approval by their respective boards of directors, Mr. Donenberg and Ms. Tetlow agreed upon a 12% premium and the exchange ratio of 0.1615, subject to potential upward or downward adjustment for changes in Cell Genesys’s net cash, less certain expenses and liabilities, prior to closing.

Later on June 29, 2009, the Cell Genesys board of directors convened to consider the proposed merger with BioSante.  Representatives from Lazard updated the analysis presented at the June 28 Cell Genesys board of directors meeting and rendered its oral opinion to the Cell Genesys board of directors (which was confirmed in writing by delivery of Lazard’s written opinion dated June 29, 2009), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lazard in preparing its opinion, the merger consideration to be paid to holders of Cell Genesys common stock was fair, from a financial point of view, to such holders.  After this presentation and after reviewing and assessing the terms of the proposed merger agreement, and concluding that entering into the merger was in the best interests of Cell Genesys and its stockholders, the Cell Genesys board of directors unanimously approved the merger agreement and related agreements, and the transactions contemplated thereby, including the merger with BioSante.

Also on June 29, 2009, the BioSante board of directors held a special meeting to consider the proposed transaction with Cell Genesys.  Mr. Simes summarized the status of the deal negotiations and developments since the board last met.  BioSante’s financial advisor again summarized for the board the efforts conducted, at the direction of BioSante’s management, since August 2008 to assist BioSante in raising additional financing.  A representative of OWD summarized the principal deal terms focusing, in particular, on changes to those terms since the meeting held by the BioSante board of directors on June 26, 2009.  A draft of the merger agreement, a memorandum describing the principal terms of the transaction documents and proposed resolutions were provided to the members of the BioSante board of directors in advance of the meeting.  The representative of OWD also provided a final oral due diligence report to the board.  Also at this meeting, Oppenheimer & Co. reviewed with the BioSante board of directors its financial analysis of the 0.1615 exchange ratio and rendered to the BioSante board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 29, 2009, to the effect that, as of that date and based on and subject to the matters described in the opinion, the 0.1615 exchange ratio was fair, from a financial point of view, to BioSante.  A representative of OWD summarized the proposed resolutions for the BioSante board of directors and reviewed with the BioSante board of directors its fiduciary duties applicable to the proposed transaction.  At the conclusion of this discussion, the directors unanimously determined that the merger and the other transactions contemplated thereby were fair to, and in the best interests of, BioSante and its stockholders.  The directors voted unanimously to approve and adopt all of the resolutions, including the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, the approval of an amendment to BioSante’s certificate of incorporation to increase the number of authorized shares of common stock and resolutions that authorized and directed BioSante’s management to take certain actions in connection with execution of the merger agreement and voting agreement.

Also on June 29, 2009, certain stockholders of BioSante entered into voting agreements with Cell Genesys to vote in favor of adoption of the merger and approval of the merger agreement, and Dr. Sherwin entered into a voting agreement with BioSante pursuant to which he agreed to vote in favor of adoption of the merger agreement and approval of the merger.

Later that day, representatives of Cell Genesys, OMM and Shearman finalized the merger agreement with representatives of BioSante and OWD, and BioSante and Cell Genesys entered into the merger agreement.

On June 30, 2009, BioSante and Cell Genesys issued a joint press release announcing the proposed merger of Cell Genesys and BioSante.

Subsequent to the June 30, 2009 announcement of the proposed merger, Cell Genesys, the members of the Cell Genesys board of directors and BioSante were named as defendants in purported class action lawsuits brought by Cell Genesys stockholders challenging Cell Genesys’s proposed merger with BioSante.  For additional information see the description under the heading “—Litigation Relating to the Merger.”

BioSante Reasons for the Merger

In evaluating the merger, the BioSante board of directors consulted with BioSante’s management and legal and financial advisors and, in reaching its decision to approve the merger and enter into the merger agreement, the BioSante board of directors considered a number of factors, including the following material factors which the BioSante board of directors viewed as generally supporting its decision to approve the merger and the merger agreement.

•                  BioSante’s need for financing to continue its Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives for BioSante to access capital, especially in light of the state of the capital markets for equity offerings at the time, which historically had been BioSante’s method for raising additional financing to support its operations;

•                  the fact that the cash resources of the combined company expected to be available at the closing of the merger would provide BioSante sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel; and that without Cell Genesys’s cash that is expected to be available to the combined company at the closing of the merger, BioSante would need to raise substantial additional funds immediately through private or public equity offerings, partnerships with pharmaceutical companies, debt financing or other arrangements in the near future, which if it were unable to do so within the required timeframe and at acceptable terms, would cause BioSante to curtail significantly its operations;

•                  the projected market size for LibiGel and the belief of the BioSante board of directors that if the Phase IIII clinical studies for LibiGel are successful, BioSante could be successful in gaining approval for LibiGel, licensing the marketing rights to LibiGel to a third party or in selling BioSante;

•                  historical and current information concerning BioSante’s business, financial performance, financial condition, operations and management, including financial projections of BioSante under various scenarios and its short and long-term strategic objectives and the risks associated therewith;

•                  the 0.1615 exchange ratio, which subject to adjustment for changes in Cell Genesys’s net cash, would have resulted in BioSante stockholders holding approximately 60.4 percent of the outstanding shares of the combined company after the merger, assuming the number of  outstanding shares of BioSante and Cell Genesys common stock remained unchanged until immediately prior to the effective time of the merger;

•                  the results of BioSante’s due diligence investigations of Cell Genesys;

•                  the terms and conditions of the merger agreement, including without limitation the following:

•                  the structure of the merger and the level of certainty as to the aggregate number of shares of BioSante common stock to be issued to Cell Genesys stockholders and the percentage of the total shares of BioSante common stock that current Cell Genesys stockholders will own after the merger provided by the exchange ratio which may be adjusted based on Cell Genesys’s net cash as of the determination date, but will not be adjusted to reflect changes in the market value of BioSante common stock or Cell Genesys common stock;

•                  the provisions in the merger agreement that prohibit Cell Genesys from soliciting other acquisition offers;

•                  the limited number and nature of the conditions to the obligation of Cell Genesys to consummate the merger;

•                  the ability of BioSante to seek additional financing or to effect other mergers, acquisitions or business combinations during the pendency of the merger with Cell Genesys;

•                  the conclusion of the BioSante board of directors that the potential termination fee of $1.0 million or the reimbursement of certain transaction expenses incurred in connection with the merger of up to $500,000, payable by Cell Genesys to BioSante and the circumstances when such fee or expense reimbursement may be payable, were reasonable; and

•                  the belief that the parties’ respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•                  the likelihood that the merger will be consummated on a timely basis and the likelihood that BioSante may not otherwise be able to raise additional sufficient financing prior to the completion of the merger on acceptable terms, which financing would be necessary in order to continue its operations as currently conducted, including its Phase III clinical study program for LibiGel;

•                  the fact that BioSante’s management team and board of directors will continue in their current roles following the merger;

•                  the fact that the combined company will have access to Cell Genesys’s GVAX Immunotherapies, specifically the commercial rights to any product arising from the ongoing physician investigator sponsored-INDs at the Sidney Kimmel Cancer Center at Johns Hopkins Hospital in pancreatic cancer, leukemia and breast cancer, which could enhance the value of the combined company’s stock;

•                  the fact that the combined company may be able to evaluate Cell Genesys’s GVAX Immunotherapies in combination with BioSante’s BioVant vaccine adjuvant to potentially enhance these immunotherapies and increase the value of the combined company’s stock;

•                  the fact that the combined company will have a 16 percent equity ownership position in Ceregene, Inc., a former subsidiary of Cell Genesys which is developing gene therapies for neurodegenerative disorders and that successful developments by Ceregene could positively affect the combined company;

•                  the fact that the merger could enable stockholders of the combined company to enjoy greater liquidity from the larger stockholder base so as to allow them to buy and sell shares quickly and efficiently; and

•                  Oppenheimer & Co.’s opinion, and its financial presentation, dated June 29, 2009, to the BioSante board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to BioSante of the 0.1615 exchange ratio, as described more fully below under the caption “Opinion of Oppenheimer & Co. Inc.”

The BioSante board of directors weighed the factors described above which the BioSante board of directors viewed generally as supporting its decision to approve the merger and the merger agreement against a number of other factors identified in its deliberations weighing negatively against the merger, including without limitation the following material factors:

•                  the amount of time it likely will take to complete the merger and BioSante’s need to raise additional financing in order to continue its Phase III clinical development of LibiGel and otherwise conduct its operations;

•                  the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of BioSante and the ability of BioSante to obtain financing in the future in the event the merger is not completed;

•                  the possible negative effect of the public announcement of the merger on BioSante’s stock price;

•                  the risk that the per share value of the consideration to be paid in the merger to Cell Genesys stockholders could increase significantly from the value prior to the announcement of the merger agreement because the exchange ratio will not be adjusted for changes in the market price of BioSante common stock or Cell Genesys common stock;

•                  the risk of diverting the attention of BioSante’s management from other alternative financing opportunities and other strategic priorities to implement the merger and integrate each company’s operations and infrastructure following the merger;

•                  the assumption by BioSante of all of Cell Genesys’s obligations and liabilities, including those known and unknown, and the $22.0 million principal amount of Cell Genesys’s outstanding convertible senior notes which are expected to remain at closing;

•                  the fact that Cell Genesys’s GVAX immunotherapy for prostate cancer Phase III clinical development program failed and was terminated by Cell Genesys and that BioSante may be unsuccessful in obtaining further value from GVAX Immunotherapies either through further internal development work or external collaborations;

•                  the fact that Cell Genesys does not have any material assets other than its cash and cash equivalents and certain technologies and intellectual property licenses, including rights to a potential line of GVAX immunotherapies;

•                  the substantial transaction costs and expenses that have been incurred to date and are expected to be incurred in connection with the merger;

•                  the provisions of the merger agreement that require the payment of a $1.0 million fee if the merger agreement is terminated by BioSante due to specified reasons;

•                  the administrative challenges associated with combining the two companies; and

•                  the other risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

After consideration of these factors, the BioSante board of directors determined that these risks could be mitigated or managed by BioSante or Cell Genesys or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, the risks were unlikely to have a materially adverse impact on the merger or on the combined company following the merger, and that, overall, these risks were significantly outweighed by the potential benefits of the merger.

Although this discussion of the information and factors considered by the BioSante board of directors is believed to include the material factors considered by the BioSante board of directors, it is not intended to be exhaustive and may not include all of the factors considered by the BioSante board of directors.  In reaching its determination to approve the merger and approve and adopt the merger agreement, the BioSante board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and fair to and in the best interests of BioSante and its stockholders.  Rather, the BioSante board of directors based its position and determination on the totality of the information presented to and factors considered by it. In addition, individual members of the BioSante board of directors may have given differing weights to different factors.

In considering the determination by the BioSante board of directors that the merger and the merger agreement are advisable and fair to and in the best interests of BioSante and its stockholders, you should be aware that certain BioSante directors and officers have arrangements that may cause them to have interests in the transaction that are different from, in addition to, or may conflict with the interests of BioSante stockholders generally. See “—Interests of BioSante’s Directors and Officers in the Merger.”.

Cell Genesys Reasons for the Merger

The Cell Genesys board of directors believes that the merger and the merger agreement are advisable and in the best interests of Cell Genesys and its stockholders. Accordingly, the Cell Genesys board of directors, at a meeting held on June 29, 2009, unanimously approved the merger and the merger agreement and unanimously recommends that Cell Genesys stockholders vote “FOR” adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger.  When Cell Genesys stockholders consider the recommendation of the Cell Genesys board of directors, Cell Genesys stockholders should be aware that Cell Genesys’s directors may have interests in the merger that may be different from, in addition to, or conflict with the interests of Cell Genesys stockholders.  These interests are described in “—Interests of Cell Genesys’s Directors and Officers in the Merger.”

In connection with its evaluation of the merger and its consideration of whether or not to adopt the merger agreement, the Cell Genesys board of directors consulted with, and received input from:

•                  the executive officers of Cell Genesys regarding the results of the due diligence efforts undertaken by and on behalf of Cell Genesys, their evaluation of the merger and other potential alternatives and their recommendation that the Cell Genesys board of directors approve the merger, their analysis of the estimated amount available for distribution to creditors and stockholders in a liquidation, and their views on BioSante’s product candidates, particularly with respect to its clinical trials and record of communications with the FDA, and BioSante’s business, management, and historical, current and projected financial condition, results of operations, cash flow, business strategy, prospects and associated risks;

•                  representatives of Lazard, Cell Genesys’s financial advisor, regarding the fairness from a financial point of view, of the merger consideration to be paid pursuant to the merger agreement to the holders of Cell Genesys common stock;

•                  members of the Cell Genesys board of directors with scientific backgrounds that had conducted scientific due diligence on BioSante’s product candidates, including interviews with independent experts in the field; and

•                  representatives of O’Melveny & Myers LLP and Shearman & Sterling LLP, Cell Genesys’s outside legal counsel, regarding legal due diligence matters, the board’s fiduciary duties and the terms of the merger agreement and other agreements.

In the course of determining that the merger and the merger agreement are advisable and in the best interests of Cell Genesys and its stockholders, the Cell Genesys board of directors considered a number of factors in making its determination, including the following material factors which the Cell Genesys board of directors viewed as generally supporting its decision to approve the merger and the merger agreement:

Merger Consideration.   The Cell Genesys board of directors considered the merger consideration and various related financial considerations, including:

•                  the all-stock nature of the transaction and the exchange ratio of 0.1615 shares of the combined company that Cell Genesys stockholders will receive for each Cell Genesys share, subject to adjustment based on Cell Genesys’s net cash, if the merger is consummated, which provides the opportunity for Cell Genesys stockholders to obtain an equity interest in and to participate in the possible capital appreciation in the value of the common stock of the combined company;

•                  the fact that the value placed on Cell Genesys with respect to the merger consideration represented a significant premium over Cell Genesys’s estimated cash available for distribution to Cell Genesys stockholders (after satisfying all outstanding obligations, including its $22.0 million principal amount of convertible senior notes) of between $6 million and $16 million if Cell Genesys were to liquidate;

•                  the exchange ratio, which, subject to adjustment for changes in Cell Genesys’s net cash, represented at that time approximately 39.6 percent ownership in the outstanding common stock of the combined company by Cell Genesys stockholders on a pro forma basis, which reflected a premium of 12 percent on the closing price of Cell Genesys common stock on The NASDAQ Stock Market on June 29, 2009;

•                  historical and current financial market conditions and market prices and historical stock prices and trading volumes of Cell Genesys common stock and BioSante common stock;

•                  the historical and current information concerning the business, financial condition, results of operations, cash flow, business and prospects of Cell Genesys and BioSante, and conditions generally in the biotechnology industry;

•                  the fact that the exchange ratio is subject to adjustment only for changes in Cell Genesys’s net cash and not changes in the market value of Cell Genesys common stock or BioSante common stock, which provides Cell Genesys stockholders with relative certainty regarding the number of shares of BioSante common stock they will receive in connection with the merger and the percentage ownership of the combined company after closing of the merger; and

•                  the fact that the exchange ratio which is not subject to changes in the market value of BioSante common stock allows Cell Genesys stockholders to benefit from any relative increase in the price of BioSante common stock during the pre-closing period.

Opinion of Lazard Frères.  The Cell Genesys board of directors considered the financial analysis reviewed by Lazard Frères and the oral opinion to the Cell Genesys board of directors (which was confirmed in writing by delivery of Lazard Frères’s written opinion dated June 29, 2009), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lazard Frères in preparing its opinion, the merger consideration (0.1615 of a share of BioSante common stock) to be paid to holders of Cell Genesys common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.  The full text of Lazard Frères’s written opinion is attached to this joint proxy statement/prospectus as Annex C.

Extensive Process and Review of Alternatives. Based on the extensive process that the Cell Genesys board of directors and Cell Genesys had conducted during the several months prior to the signing of the merger agreement in reviewing and evaluating various alternatives and the fact that there was no assurance as to when or whether another favorable opportunity to engage in would arise, the assessment of the Cell Genesys board of directors of the potential value to Cell Genesys stockholders of the combined company compared with various alternatives, including liquidation (based on a liquidation analysis prepared by management and reviewed by the Cell Genesys board of directors), continuing as a stand alone company and in-licensing or acquiring technologies or product candidates, other merger opportunities, including the two other potential merger transactions Cell Genesys had explored in depth, one of which withdrew after completing a financing transaction and the other of which the Cell Genesys board of directors opted not to pursue.

Potential Financial, Strategic and Other Benefits of the Merger.  The Cell Genesys board of directors considered the various potential financial, strategic and other benefits of the merger, including:

•                  in light of Cell Genesys’s termination of the Phase III clinical trials for GVAX immunotherapy for prostate cancer, Cell Genesys’s lead product program and the absence of any products under clinical development or prospects for near-term product opportunities, the opportunity for Cell Genesys stockholders to participate in the future growth of an organization with several product candidates under development, including both clinical and preclinical programs in significant areas of unmet medical needs;

•                  the near-term product opportunity represented by LibiGel, the projected market size for LibiGel and the belief that if the Phase III clinical studies for LibiGel are successful the combined company may be successful in licensing or marketing rights to LibiGel to a third party or selling the entire combined company:

•                  the potential of BioSante’s CaP nanotechnology platform, including BioVant, a vaccine adjuvant;

•                  the fact that the cash resources of the combined company are expected to provide sufficient capital to allow the combined company to maintain its projected operations through at least the next 12 months, including continued Phase III development of LibiGel;

•                  greater resources to enable the combined company to negotiate more favorable corporate collaborations and licensing opportunities;

•                  the leadership of a strong and capable management team with a record of achievement, including as demonstrated through the FDA approval and the launch of Elestrin;

•                  the fact that the merger could enable stockholders of the combined company to enjoy greater liquidity from the larger stockholder base of the combined company so as to allow them to buy and sell shares of common stock of the combined company quickly and efficiently; and

•                  the potential to seek further development opportunities for GVAX immunotherapies, including potential combination with BioVant, as well as possible external collaborations, and to seek out licensing opportunities for other Cell Genesys technologies.

Ability to Respond to Alternative Offers and Other Terms of the Merger Agreement.  The Cell Genesys board of directors, with the assistance of counsel, considered the other terms of the merger agreement, including:

•                  the provisions of the merger agreement that limit the ability of Cell Genesys to solicit and respond to offers for alternative transactions, but which allow Cell Genesys to respond to a bona fide acquisition proposal that the Cell Genesys board of directors determines is or is reasonably likely to lead to a superior proposal, subject to certain restrictions imposed by the merger agreement, which such provisions the Cell Genesys board of directors believed were reasonable under the circumstances;

•                  the requirement to hold a special meeting of Cell Genesys stockholders to vote on the merger agreement even if the Cell Genesys board of directors subsequently changes its recommendation, but the ability of the Cell Genesys board of directors, in accordance with its fiduciary duties, to withdraw, modify or amend its recommendation that Cell Genesys stockholders vote in favor the adoption of the merger agreement and the transactions contemplated thereby, including the merger, which such provisions the Cell Genesys board of directors believed were reasonable under the circumstances;

•                  the conditions under which the merger agreement may be terminated by either party and the fact that a termination or “breakup” fee of $1.0 million is payable if the merger agreement is terminated by either party for specified reasons and that expense reimbursement by either party of up to $500,000 (creditable against the termination fee) is payable if the merger agreement is terminated for specified reasons, and that these provisions of the merger agreement could have the effect of discouraging certain alternative financings by BioSante or alternative proposals for an acquisition of Cell Genesys, but which such provisions the Cell Genesys board of directors believe are customary and reasonable for transactions of this size and type;

•                  the $1.0 million termination fee payable in specified circumstances, which amount is equal to approximately 2.6 percent of the implied equity value of Cell Genesys, based on the assumed exchange ratio of 0.1615 and based on the closing prices of Cell Genesys common stock and BioSante common stock on June 29, 2009, which the Cell Genesys board of directors believed was within a reasonable range, particularly in light of the extensive process conducted by the Cell Genesys board of directors with the assistance of Lazard Frères and management;

•                  the relatively limited nature of the closing conditions, the net cash closing condition, which has a $5.0 million “cushion” and the inclusion of an exchange ratio adjustment for certain changes in Cell Genesys’s net cash rather than requiring a higher net cash closing condition requirement, and the terms of voting agreements by certain of BioSante’s directors and officers in support of the merger and the likelihood that the closing conditions would be met and the transaction approved by the Cell Genesys and BioSante stockholders;

•                  the structure of the merger; and

•                  the parties’ respective representations, warranties, and other covenants, and the belief that the merger agreement as a whole is reasonable under the circumstances.

The Cell Genesys board of directors also identified and considered a number of countervailing factors weighing negatively against the merger and risks to Cell Genesys, Cell Genesys stockholders and the combined company that could arise from the merger, including without limitation the following material factors:

•                  the possibility that the anticipated benefits of the merger may not be realized or that they may be lower than expected;

•                  the amount of time required to complete the merger and the possibility that the merger may not be completed and the potential adverse consequences to Cell Genesys if the merger is not completed, including the potential to depress values offered by others to Cell Genesys in a business combination or other alternative transaction;

•                  the possibility that the combination might be unduly delayed and the potential of such a delay to reduce or eliminate the expected benefits of the transaction;

•                  the risk of failure of LibiGel, BioSante’s lead drug candidate, or the combined company’s other product candidates under development and the impact of a failure on the common stock price of the combined company and its prospects;

•                  the risks associated with an exchange ratio that will not compensate Cell Genesys stockholders for any relative declines in the price of BioSante common stock prior to the completion of the merger;

•                  the risk that sales of substantial amounts of BioSante common stock after the closing of the merger could materially adversely affect the market price of BioSante common stock;

•                  the substantial charges to be incurred in connection with the merger, including transaction expenses that would be incurred whether or not the merger is completed, and change of control, severance and retention payments to executive officers triggered by the closing of the transaction;

•                  the potential negative effect on the trading price of Cell Genesys common stock of (i) the public announcement of the merger, and (ii) the failure to complete the merger, to the extent that the market price after public announcement positively reflected a market assumption that the merger will be completed; and

•                  various other risks and uncertainties associated with the merger described in “Risk Factors—Risks Related to the Merger.”

After consideration of these factors, however, the Cell Genesys board of directors concluded that overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger and were superior to other available alternatives based on the information available to it after the extensive process it conducted.

In addition, the Cell Genesys board of directors was aware that some of its directors and officers may have interests in the merger that are different from, in addition to or may conflict with those of its stockholders which are described under “—Interests of Cell Genesys’s Directors and Officers in the Merger.”

The foregoing discussion of the information and factors considered by the Cell Genesys board of directors is not intended to be exhaustive but includes the material factors considered by the Cell Genesys board of directors.  In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Cell Genesys board of directors did not find it useful to and did not attempt to quantify, rank, or otherwise assign relative weights to these factors.  In addition, the Cell Genesys board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Cell Genesys board of directors conducted an overall analysis of the factors described above, including, without limitation, the premium over the estimated cash available for distribution to Cell Genesys stockholders in the event of liquidation, and discussions with Cell Genesys’s management and its financial and legal advisors.  In considering the factors described above, individual members of the Cell Genesys board of directors may have given different weights to different factors.

Opinion of Oppenheimer & Co. Inc.

BioSante engaged Oppenheimer & Co. to act as BioSante’s exclusive financial advisor in connection with the merger.  In connection with this engagement, BioSante requested that Oppenheimer & Co. evaluate the fairness, from a financial point of view, to BioSante of the 0.1615 exchange ratio.  On June 29, 2009, at a meeting of the BioSante board of directors held to evaluate the merger, Oppenheimer & Co. rendered to the BioSante board of directors an oral opinion, which was confirmed by delivery of a written opinion dated June 29, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the 0.1615 exchange ratio was fair, from a financial point of view, to BioSante.

The full text of Oppenheimer & Co.’s written opinion, dated June 29, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B.  Oppenheimer & Co.’s opinion was provided to the BioSante board of directors in connection with its evaluation of the 0.1615 exchange ratio from a financial point of view to BioSante and does not address any other aspect of the merger.  Oppenheimer & Co.’s opinion does not address the underlying business decision of BioSante to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for BioSante or the effect of any other transaction in which BioSante might engage and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger.  The summary of Oppenheimer & Co.’s opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, Oppenheimer & Co.:

•                  reviewed the merger agreement;

•                  reviewed audited financial statements of BioSante for fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 and unaudited financial statements of BioSante for the three months ended March 31, 2009;

•                  reviewed audited financial statements of Cell Genesys for fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 and unaudited financial statements of Cell Genesys for the three months ended March 31, 2009;

•                  reviewed financial forecasts and estimates relating to the pro forma combined company prepared by the management of BioSante, which financial forecasts and estimates reflect certain assumptions of the management of BioSante as to certain strategic benefits anticipated by the management of BioSante to result from the merger and a potential equity financing that such management believes would need to be undertaken by the pro forma combined company following consummation of the merger;

•                  held discussions with the senior managements of BioSante and Cell Genesys with respect to the businesses and prospects of BioSante and Cell Genesys, including the assessments of the managements of BioSante and Cell Genesys as to the liquidity needs of, and capital resources available to, BioSante and Cell Genesys;

•                  held discussions, at the direction of BioSante, with selected third parties to solicit indications of interest in a possible strategic transaction with, or financing for, BioSante;

•                  reviewed historical market prices and trading volumes of BioSante common stock and Cell Genesys common stock;

•                  reviewed and analyzed certain publicly available financial data for companies that Oppenheimer & Co. deemed relevant in evaluating Cell Genesys;

•                  reviewed and analyzed publicly available financial terms of transactions that Oppenheimer & Co. deemed relevant in evaluating the merger;

•                  performed a liquidation analysis of BioSante using certain assumptions and estimates provided to or discussed with Oppenheimer & Co. by the management of BioSante as to the current market value of BioSante’s assets and the amount of BioSante’s current liabilities;

•                  reviewed other public information concerning BioSante and Cell Genesys; and

•                  performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer & Co. deemed appropriate.

In rendering its opinion, Oppenheimer & Co. relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer & Co. by BioSante, Cell Genesys and their respective employees, representatives and affiliates or otherwise reviewed by Oppenheimer & Co.  Oppenheimer & Co. also relied, at the direction of BioSante, without independent verification or investigation, on the assessments of the managements of BioSante and Cell Genesys as to the liquidity needs of, and capital resources available to, BioSante and Cell Genesys and the ability of BioSante and Cell Genesys to fund their respective operations internally or through external sources in the absence of the merger.  In this regard, the managements of BioSante and Cell Genesys advised Oppenheimer & Co. that BioSante and Cell Genesys have been unable to obtain adequate financing to fund their respective operations sufficiently beyond the next 12 months and that the failure to obtain such financing may adversely affect their ability to operate as going concerns.  Accordingly, although Oppenheimer & Co. requested, it was not provided with, reliable financial forecasts relating to BioSante or Cell Genesys prepared by the managements of BioSante or Cell Genesys and, in light of the foregoing, Oppenheimer & Co. did not perform a financial analysis of the future cash flows of BioSante or Cell Genesys on a standalone basis in connection with its opinion.

Oppenheimer & Co. relied, at the direction of BioSante, without independent verification or investigation, on the assessments of the management of BioSante as to (i) the existing and future products and product candidates of BioSante and Cell Genesys, the risks associated with such products and product candidates and the ability of BioSante to integrate certain of such products and product candidates (including, without limitation, the timing and probability of successful development, testing and marketing, and of approval by appropriate governmental authorities, of such products and product candidates) and (ii) the ability of BioSante to obtain sufficient financing to fund the operations of the pro forma combined company.  Oppenheimer & Co. assumed, with BioSante’s consent, that the merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on BioSante, Cell Genesys or the merger (including the contemplated benefits of the merger).  Oppenheimer & Co. neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of BioSante or Cell Genesys.

Oppenheimer & Co.’s opinion relates to the relative values of BioSante and Cell Genesys.  Oppenheimer & Co. did not express any opinion as to the underlying valuation, future performance or long-term viability of BioSante or Cell Genesys, the actual value of BioSante common stock when issued or the prices at which BioSante common stock or Cell Genesys common stock would trade at any time.  Oppenheimer & Co. expressed no view as to, and its opinion did not address, any terms or other aspects or implications of the merger (other than the 0.1615 exchange ratio to the extent expressly specified in its opinion) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the form or structure of the merger or any adjustments to the 0.1615 exchange ratio.  In addition, Oppenheimer & Co. expressed no view as to, and its opinion did not address, the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio.  Oppenheimer & Co. also expressed no view as to, and its opinion did not address, BioSante’s underlying business decision to effect the merger nor did its opinion address the relative merits of the merger as compared to any alternative business strategies that might exist for BioSante or the effect of any other transaction in which BioSante might engage.  Oppenheimer & Co.’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer & Co. on the date of its opinion.  The credit, financial and stock markets are experiencing unusual volatility and Oppenheimer & Co. expressed no opinion or view as to any potential effects of such volatility on BioSante, Cell Genesys or the proposed merger.  Although subsequent developments may affect its opinion, Oppenheimer & Co. does not have any obligation to update, revise or reaffirm its opinion.  Except as described above, BioSante imposed no other instructions or limitations on Oppenheimer & Co. with respect to the investigations made or the procedures followed by it in rendering its opinion.

This summary is not a complete description of Oppenheimer & Co.’s opinion or the financial analyses performed and factors considered by Oppenheimer & Co. in connection with its opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description.  Oppenheimer & Co. arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.  Accordingly, Oppenheimer & Co. believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer & Co.’s analyses and opinion.

In performing its analyses, Oppenheimer & Co. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of BioSante and Cell Genesys.  No company, business or transaction used in the analyses is identical to BioSante, Cell Genesys or the merger, and an evaluation of the results of those analyses is not entirely mathematical.  Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The assumptions and estimates contained in Oppenheimer & Co.’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold.  Accordingly, the assumptions and estimates used in, and the results derived from, Oppenheimer & Co.’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the merger were determined through negotiation between BioSante and Cell Genesys, and the decision to enter into the transaction was solely that of the BioSante board of directors.  Oppenheimer & Co.’s opinion and financial presentation were only one of many factors considered by the BioSante board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the BioSante board of directors or management with respect to the merger or the exchange ratio provided for in the merger.

The following is a summary of the material financial analyses reviewed with the BioSante board of directors in connection with Oppenheimer & Co.’s opinion dated June 29, 2009.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Oppenheimer & Co.’s financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Oppenheimer & Co.’s financial analyses.

Introduction

In connection with its evaluation of the 0.1615 exchange ratio from a financial point of view to BioSante, Oppenheimer & Co. performed a liquidation analysis for BioSante and a selected companies analysis and selected precedent transactions analysis for Cell Genesys.  Utilizing the implied equity references ranges derived from these analyses, Oppenheimer & Co. calculated implied exchange ratio reference ranges for BioSante common stock and Cell Genesys common stock.  These exchange ratio reference ranges were then compared with the 0.1615 exchange ratio provided for the merger.

BioSante Liquidation Analysis

Oppenheimer & Co. performed a liquidation analysis of BioSante’s assets to estimate the potential net proceeds available for distribution upon an orderly liquidation of BioSante.  Financial data for BioSante were based on BioSante’s public filings and internal estimates of BioSante’s management.  Estimated net liquidation proceeds were derived by applying to the book values of BioSante’s non-operating assets certain recovery percentages estimated by BioSante’s management to be realized from a liquidation of such assets ranging from, depending on the type of asset, 50 percent to 100 percent and by applying to BioSante’s liabilities certain payment percentages estimated by BioSante’s management to be made in a liquidation with respect to such liabilities ranging from, depending on the type of liability, 80 percent to 100 percent.  This analysis indicated a selected implied per share equity reference range for BioSante of approximately $0.15 to $0.23 per share, as compared to the closing price of BioSante common stock on June 29, 2009 of $2.15 per share.

Cell Genesys Financial Analyses

Selected Companies Analysis.  Oppenheimer & Co. performed a selected companies analysis of Cell Genesys in which Oppenheimer & Co. reviewed financial and stock market information of Cell Genesys and the following five selected publicly-held cancer vaccine and gene therapy companies which, with the exception of Dendreon Corporation, have product candidates at an early stage of development that have not yet demonstrated efficacy and/or safety:

•                  Celldex Therapeutics, Inc.

•                  Dendreon Corporation

•                  GenVec, Inc.

•                  Oncolytics Biotech Inc.

•                  Vical Incorporated

Oppenheimer & Co. reviewed enterprise values of the selected companies, calculated as fully-diluted market value of equity based on closing stock prices on June 29, 2009, plus total debt, preferred stock and out-of-the-money convertible debt, less cash and cash equivalents.  Financial data for the selected companies were based on public filings.  Utilizing the selected implied per share equity reference range for BioSante indicated above under the caption “BioSante’s Liquidation Analysis” and an implied per share equity reference range for Cell Genesys derived by applying Cell Genesys’s estimated net cash as of September 30, 2009 (based on internal estimates of BioSante’s management) to a selected range of enterprise values derived from the selected companies (excluding Dendreon Corporation as an outlier), this analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range	Exchange Ratio
2.1116x – 4.7369x	0.1615x

Selected Precedent Transactions Analysis.  Oppenheimer & Co. performed a selected precedent transactions analysis of Cell Genesys in which Oppenheimer & Co. reviewed the transaction values of the following five selected transactions involving target companies in the biopharmaceutical industry engaged in the development of cancer vaccines for which efficacy and/or safety had not been demonstrated as of the announcement date of the relevant transaction:

Announcement Date	Acquiror	Target
• 11/16/2007	• Pfizer Inc.	• Coley Pharmaceutical Group, Inc.
• 10/22/2007	• Celldex Therapeutics, Inc.	• AVANT Immunotherapeutics, Inc.
• 04/12/2005	• Pharmexa AS	• GemVax AS
• 12/15/2004	• Aphton Corporation.	• Igeneon AG
• 04/24/2001	• Antigenics, Inc.	• Aronex Pharmaceuticals, Inc.

Oppenheimer & Co. reviewed transaction values in the selected transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction (including contingent payments) plus total debt, preferred stock and out-of-the-money convertible debt, less cash and cash equivalents.  Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  Utilizing the selected implied per share equity reference range for BioSante indicated above under the caption “BioSante’s Liquidation Analysis” and an implied per share equity reference range for Cell Genesys derived by applying Cell Genesys’s estimated net cash as of September 30, 2009 (based on internal estimates of BioSante’s management) to a selected range of transaction values derived from the selected transactions, this analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.7655x – 1.7081x	0.1615x

Miscellaneous

BioSante has agreed to pay Oppenheimer & Co. for its financial advisory services in connection with the merger an aggregate fee of approximately $1.1 million, a portion of which was payable upon delivery of its opinion and approximately $850,000 of which is contingent upon consummation of the merger.  BioSante also has agreed to reimburse Oppenheimer & Co. for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Oppenheimer & Co. and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

Oppenheimer & Co. and its affiliates in the past have performed investment banking and other services for BioSante unrelated to the merger, for which services Oppenheimer & Co. and its affiliates have received compensation, including co-placement agent services to BioSante in connection with an equity financing in 2007.  In the ordinary course of business, Oppenheimer & Co. and its affiliates may actively trade the securities of BioSante and Cell Genesys for Oppenheimer & Co.’s and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The issuance of Oppenheimer & Co.’s opinion was approved by an authorized committee of Oppenheimer & Co.  BioSante selected Oppenheimer & Co. to provide certain financial advisory services in connection with the merger based on Oppenheimer & Co.’s reputation and experience and its familiarity with BioSante and its business.  Oppenheimer & Co. is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

Opinion of Lazard Frères & Co. LLC

Cell Genesys retained Lazard to act as investment banker to Cell Genesys and to render an opinion to the Cell Genesys board of directors as to the fairness, from a financial point of view, to holders of Cell Genesys common stock of the consideration to be paid to such holders in the merger.  Pursuant to the merger agreement, each outstanding share of Cell Genesys common stock other than shares of Cell Genesys common stock held by Cell Genesys or BioSante (such holders, the “excluded holders”), will be converted into the right to receive a number of shares of BioSante common stock equal to the exchange ratio (such number of shares so issuable, the “consideration”).  On June 29, 2009, Lazard rendered its oral opinion to the Cell Genesys board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be paid to holders of Cell Genesys common stock (other than the excluded holders) in the merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated June 29, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference.  The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex C.  Cell Genesys encourages you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Cell Genesys board of directors for the information and assistance of the Cell Genesys board of directors in connection with its evaluation of the merger and only addressed the fairness, from a financial point of view, to holders of Cell Genesys common stock (other than excluded holders) of the consideration to be paid to such holders in the merger as of the date of Lazard’s opinion.  Cell Genesys did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the merger as compared to any other transaction or business strategy in which Cell Genesys might engage or the merits of the underlying decision by Cell Genesys to engage in the merger.  Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of Cell Genesys common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto.  Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion.  Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion.  Lazard’s opinion did not express any opinion as to the prices at which shares of Cell Genesys common stock or BioSante common stock may trade at any time subsequent to the announcement of the merger.

The following is a summary of Lazard’s opinion.  Cell Genesys encourages you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•                  Reviewed the financial terms and conditions of a draft of the merger agreement, dated June 29, 2009, which Cell Genesys provided to Lazard prior to the delivery of Lazard’s oral opinion, and the financial terms and conditions of the final draft of the merger agreement, which Cell Genesys provided to Lazard prior to the delivery of Lazard’s written opinion;

•                  Analyzed certain historical business and financial information relating to Cell Genesys and BioSante;

•                  Reviewed various financial forecasts and other data provided to Lazard by Cell Genesys and BioSante relating to the business of BioSante;

•                  Reviewed a liquidation analysis of Cell Genesys provided to Lazard by Cell Genesys;

•                  Held discussions with members of the senior management of Cell Genesys with respect to the business and prospects of Cell Genesys and with members of the senior managements of Cell Genesys and BioSante with respect to the business and prospects of BioSante;

•                  Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of BioSante;

•                  Reviewed historical stock prices and trading volumes of Cell Genesys common stock and BioSante common stock; and

•                  Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Cell Genesys or BioSante or concerning the solvency or fair value of Cell Genesys or BioSante, and Lazard was not furnished with such valuation or appraisal.  Cell Genesys advised Lazard that there is no current or prospective going concern alternative for Cell Genesys’s business and did not provide Lazard with any financial forecasts with respect to Cell Genesys; accordingly Lazard did not perform any discounted cash flow or similar financial analysis of Cell Genesys.  As a result of the financial and operating characteristics of Cell Genesys as of the date of Lazard’s opinion, Cell Genesys’s financial results were not comparable, for valuation purposes, to those of other companies and transactions.  Accordingly, Lazard did not perform a comparable companies or comparable transactions analysis with respect to Cell Genesys and only performed a comparable companies analysis with respect to BioSante.  In Lazard’s analyses of BioSante, at the direction of Cell Genesys’s management and with Cell Genesys’s consent, Lazard used the financial forecasts provided by Cell Genesys’s management that were probability adjusted based on direction from Cell Genesys’s management and not the financial forecasts provided by BioSante’s management.  With respect to such financial forecasts, Lazard assumed, with the consent of Cell Genesys, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of BioSante.  Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with Cell Genesys’s consent, that the merger will be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions, except that Lazard also assumed, with Cell Genesys’s consent, that the exchange ratio will not be adjusted from the initial exchange ratio of 0.1615 pursuant to the merger agreement as a result of Cell Genesys’s net cash as of the determination date.  This 0.1615 exchange ratio is referred to herein as the assumed exchange ratio.  Lazard also assumed, with Cell Genesys’s consent, that obtaining the necessary regulatory or third party approvals and consents for the merger will not have an adverse effect on Cell Genesys, BioSante or the combined company.  Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understands that Cell Genesys obtained such advice as it deemed necessary from qualified professionals.  Lazard expressed no view or opinion as to any terms or other aspects of the merger (other than the consideration to the extent expressly specified in Lazard’s opinion).  In addition, Lazard expresses no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the consideration or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion.  The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.  Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Cell Genesys and BioSante.  No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Cell Genesys, BioSante or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical.  Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews.  The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews.  In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold.  Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format.  In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary.  The tables alone do not constitute a complete description of Lazard’s analyses and reviews.  Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 26, 2009 and is not necessarily indicative of current market conditions.

Financial Analyses

Implied Exchange Ratio Analysis

Using a liquidation analysis for Cell Genesys and a discounted cash flow analysis and a selected comparable company analysis for BioSante that are described below, Lazard derived an implied equity reference range from each analysis as described below.

Based on these implied equity reference ranges, Lazard then calculated implied exchange ratio reference ranges for Cell Genesys common stock and BioSante common stock.  The results of this implied exchange ratio analysis were then compared with the assumed exchange ratio in the merger.

This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the assumed exchange ratio of 0.1615 in the merger:

Methodology	Implied Exchange Ratio Reference Range
Cell Genesys Liquidation Analysis/ BioSante Discounted Cash Flow	0.0097 – 0.0743
Cell Genesys Liquidation Analysis/ BioSante Selected Comparable Companies	0.0116-0.0913

Cell Genesys Liquidation Analysis

Lazard performed a liquidation analysis of Cell Genesys’s assets to calculate the potential range of net cash available for distribution upon an orderly liquidation of Cell Genesys, based on internal estimates of Cell Genesys’s management as to the potential market value of Cell Genesys’s assets, the amount of Cell Genesys’s current liabilities and the potential amount of expenses associated with a liquidation.  The potential range of net cash that would be available for distribution from an orderly liquidation of Cell Genesys was derived by assuming that the value potentially available for Cell Genesys’s non-cash assets would be realized for the high end of the range and not realized at the low end of the range.  This analysis resulted in an implied distribution per share, or equity reference range per share, for Cell Genesys of $0.05 to $0.15.

BioSante Analyses

Discounted Cash Flow Analysis.  Using the financial forecasts with respect to BioSante that were provided by Cell Genesys’s management, Lazard performed an analysis of the net present value of the projected operating free cash flows for 2009 to 2022 based on LibiGel partnership at royalty rates ranging from 15 percent-25 percent, probability weighted based on direction from Cell Genesys management, to calculate an implied equity value per share for BioSante at royalty rates ranging from 15 percent to 25 percent.  The assumed discount rate range was derived from the weighted average cost of capital analysis that Lazard calculated for BioSante.  Based on this analysis, Lazard arrived at an implied equity reference range per share for BioSante of $1.97 to $5.64.

Selected Comparable Companies Analysis.  Lazard reviewed publicly available financial information for the following six publicly traded specialty pharmaceutical companies with mid to late stage clinical pipelines:

Aryx Therapeutic, Inc.

Javelin Pharmaceuticals, Inc.

NerurogesX, Inc.

Pozen Pharmaceutical Development Company

Repros Therapeutic, Inc.

Vivus, Inc.

Lazard reviewed, among other things, technology values per expected product candidate of the selected companies, calculated as the equity value of such company based on the closing stock price on June 26, 2009, plus the amount of net debt of such company, divided by the expected number of marketed products (calculated by multiplying the number of product candidates of the selected companies by the probability of success of such product candidates).  Lazard then applied the range of technology values per expected product candidate derived from the selected companies to BioSante’s expected number of marketed products.  Financial data for the selected companies and BioSante were based on publicly available information.  This analysis indicated an implied equity reference range per share for BioSante of $1.60 to $4.75.

Other Analyses and Reviews

Last Twelve Month Trading Range.  Lazard reviewed the historical exchange ratio of the BioSante common stock compared to Cell Genesys common stock since October 16, 2008 and found historical exchange ratio range to be 0.0339 to 0.3638.

Miscellaneous

In connection with Lazard’s services as Cell Genesys’s investment banker, Cell Genesys agreed to pay Lazard an aggregate fee of $1,750,000, $500,000 of which was payable upon the delivery of Lazard’s opinion and $1,250,000 of which is contingent upon the consummation of the merger.  Cell Genesys also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes.  Lazard has in the past provided, currently is providing and in the future may provide investment banking services to Cell Genesys, including its December 2008 convertible note modified Dutch auction tender offer, for which Lazard has received receive compensation.  In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC)  and their respective affiliates may actively trade securities of Cell Genesys and/or securities of BioSante for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.  The issuance of Lazard’s opinion was approved by an authorized committee of Lazard Frères & Co. LLC.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services.  Lazard was selected to act as investment banker to Cell Genesys because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Cell Genesys.

Cell Genesys and BioSante determined the consideration to be paid to the holders of Cell Genesys common stock in the merger through arm’s-length negotiations, and the Cell Genesys board of directors approved the consideration.  Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Cell Genesys board of directors as to the fairness, from a financial point of view, to the holders of Cell Genesys common stock (other than excluded holders) of the consideration to be paid to such holders in the merger.  Lazard did not recommend any specific consideration to the Cell Genesys board of directors or any other person or indicate that any given consideration constituted the only appropriate consideration for the merger.

Lazard’s opinion was one of many factors considered by the Cell Genesys board of directors.  Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Cell Genesys board of directors with respect to the consideration or of whether the Cell Genesys board of directors would have been willing to recommend a different transaction or determine that a different consideration was fair.  Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of Cell Genesys.

Interests of BioSante’s Directors and Officers in the Merger

In considering the recommendation of the BioSante board of directors to BioSante stockholders to vote in favor of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of BioSante common stock in the merger, and the other matters to be acted upon by BioSante stockholders at the BioSante special meeting, BioSante stockholders should be aware that members of the BioSante board of directors and BioSante’s officers have interests in the merger that may be different from, in addition to, or may conflict with the interests of BioSante stockholders.  At the effective time of the merger and as a result of the merger, the board of directors of the combined company will be comprised of the six individuals that are current members of the BioSante board of directors and two additional individuals that are current members of the Cell Genesys board of directors, Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D.  Dr. Sullivan, BioSante’s chairman of the board, will continue as chairman of the board of the combined company.  In addition, at the effective time of the merger and as a result of the merger, the executive officers of the combined company will be the current executive officers of BioSante:  Stephen M. Simes as vice chairman, president and chief executive officer and Phillip B. Donenberg as chief financial officer, treasurer and secretary.  None of BioSante’s directors or officers have any other interests in the merger that may be different from, or in addition to, the interests of BioSante stockholders.  The BioSante board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement, including the merger and the issuance of shares of BioSante common stock in the merger, and to recommend that BioSante stockholders approve the merger agreement, including the merger and the issuance of shares of BioSante common stock in the merger, and related matters.

Interests of Cell Genesys’s Directors and Officers in the Merger

In considering the recommendation of the Cell Genesys board of directors to Cell Genesys stockholders to vote in favor of the merger agreement and the transactions contemplated thereby, including the merger, and the other matters to be acted upon by Cell Genesys stockholders at the Cell Genesys special meeting, Cell Genesys stockholders should be aware that members of the Cell Genesys board of directors and Cell Genesys’s officers have interests in the merger that may be different from, in addition to, or may conflict with the interests of Cell Genesys stockholders.  The Cell Genesys board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement, including the merger, and to recommend that Cell Genesys stockholders approve the merger agreement, including the merger, and related matters.

For purposes of all of the Cell Genesys agreements and plans described below, the consummation of the merger will constitute a “change of control” and the deductibility of some of the payments to be made in connection with such change of control may be limited under Section 162(m) of the Internal Revenue Code of 1986, as amended, or Code.

Retention Letter Agreements

Each of Stephen A. Sherwin, M.D., chairman of the board and chief executive officer; Sharon E. Tetlow, senior vice president and chief financial officer; Marc L. Belsky, vice president, finance and chief accounting officer; and Robert H. Tidwell, senior vice president, corporate development has entered into certain retention payment arrangements, as approved by the Cell Genesys board of directors, pursuant to a retention payment letter agreement with Cell Genesys on April 4, 2009.  The retention period commenced on May 1, 2009 and ends on April 30, 2010 (or in the case of Mr. Tidwell, July 29, 2009).  Under each retention letter agreement, the officer is eligible to receive a payment under one (and only one) of the three circumstances described below:

1.                                       If the officer remains employed with Cell Genesys through the end of the retention period and no change of control, as defined in the retention letter agreement, occurs during the retention period of 365 days (through April 30, 2010), such officer will be entitled to receive a lump sum cash payment equal to $1,400,000 for Dr. Sherwin, $800,000 for Ms. Tetlow, $360,000 for Mr. Belsky, which shall be paid within five business days after the end of the applicable retention period.  For Mr. Tidwell the payment amount is $140,000 and the retention period is 90 days (ending July 29, 2009).

2.                                       If the officer’s employment is terminated during the applicable retention period, either by Cell Genesys without “cause,” as defined in the retention letter agreement, or as a result of an “involuntary termination,” as defined in the retention letter agreement, and in either case, other than due to such officer’s death or “disability,” as defined in the retention letter agreement, then such officer will be entitled to receive the applicable payment amount (a lump sum cash payment equal to $1,400,000 for Dr. Sherwin, $800,000 for Ms. Tetlow, $360,000 for Mr. Belsky and $140,000 for Mr. Tidwell) within 30 calendar days after the date of such officer’s employment termination.  The payment will be contingent on the officer’s execution of a release of claims in favor of Cell Genesys and its successors on termination of employment.

3.                                       If a change of control occurs during the retention period and the officer continues to be employed with Cell Genesys through the date of the change of control, such officer will be entitled to receive a lump sum cash change in control payment equal to (i) the applicable amount for each executive described in (1) above multiplied by (ii) the ratio of (y) the number of days, not to exceed 365 days (or in the case of Mr. Tidwell, 90 days), from May 1, 2009 through the date of the change of control, to (z) 365 (or in the case of Mr. Tidwell, 90).  The change in control payment will be contingent on the officer’s execution of a release of claims in favor of Cell Genesys and its successors, and will be paid within three days following the effective date of such releases.

In connection with the merger, on the date following the effective date of the merger, each of the officers who are employed by Cell Genesys on the effective date will be terminated by BioSante.  Pursuant to the terms of each officer’s release of claims and the retention letter agreement, each officer so terminated will be entitled to receive payment under the circumstance described in (3) above within three business days after the effective date of their respective signed releases.

In the case of Dr. Sherwin, if any of the amount he is entitled to receive as a result of the change of control constitutes an “excess parachute payment” under Section 280G of the Code that would be subject to 280G excise tax under IRC Section 4999, or the 280G excise tax, then he has agreed to execute a release waiving his rights to receive payment under his retention letter agreement to the extent necessary to eliminate the 280G excise tax.  It is the belief and intention of all parties that his agreement to waive some or all of such payment under these circumstances will be sufficient to eliminate any 280G excise tax related to any of Dr. Sherwin’s payments.  In the event that a waiver of all of his retention payment amount is insufficient to eliminate the 280G excise tax related to his combined change of control payments, he also has agreed under the terms of his release to a reduction in the number of months for which he is entitled to reimbursed health insurance premiums (described below) to the extent necessary to eliminate any remaining 280G excise tax.

For each officer other than Dr. Sherwin, if any of the amounts the executive is entitled to receive constitute “excess parachute payments” subject to 280G excise tax, then each has agreed execute a release of claims waiving his or her rights to receive such amounts to the extent necessary to eliminate the 280G excise tax if such waiver results in a greater benefit to the officer on an after-tax basis.  No officer is entitled to be grossed-up for 280G excise tax owed as a result of any compensation paid in connection with the change of control.

Change of Control and Severance Agreements.

Each of Dr. Sherwin, Ms. Tetlow, Mr. Belsky and Mr. Tidwell entered into a change of control and severance Agreement with Cell Genesys on October 30, 2007, as previously approved by the Cell Genesys board of directors.  The severance agreements provide for severance benefits that may become payable to such officer in connection with a termination of their employment with Cell Genesys and/or a change in control of Cell Genesys.  In each case, payment of the severance and other benefits described below is contingent on the officer’s execution of a release of claims in favor of Cell Genesys and its successors.

In the event of an involuntary termination of the officer’s employment within 60 days before or two years following a change in control of Cell Genesys, the officer will be entitled to a lump sum severance payment equal to 18 months (or, in the case of Dr. Sherwin, 30 months) of the officer’s then effective annual compensation, which includes (i) annual base salary at the highest rate in effect during the preceding 12 months, plus (ii) 100 percent of the officer’s annual target bonus in effect for the year in which the termination occurs, as measured on the date of involuntary termination.

Each officer and his or her family members also will be entitled to continued coverage under Cell Genesys’s health plans for 18 months (or, in the case of Dr. Sherwin, 30 months unless reduced as necessary to eliminate 280G excise taxes as described above) following the date of termination (subject to earlier termination if the officer becomes eligible to be covered under another employer’s health plan).  If Cell Genesys ceases to provide any group health plan to its employees in connection with the merger, Cell Genesys will (before the merger) or, after the merger, BioSante will (or will cause the surviving corporation to) provide each officer, subject to such officer’s signing and not rescinding a release, for the remainder (if any at such time) of the coverage period applicable to each officer under their respective severance agreement, a monthly cash payment equal to the premiums such officer pays each month for (i) an individual conversion policy with Anthem Blue Cross Blue Shield of California pursuant to Cell Genesys’s group medical plan or, if such individual conversion policy is unavailable to the officer or provides materially less coverage than Cell Genesys’s group medical plan, the amount such officer pays each month for an individual health insurance policy that provides coverage that is not materially less than his or her coverage under Cell Genesys’s group medical plan and (ii) an individual dental insurance policy that provides coverage that is not materially less than coverage under Cell Genesys’s group dental plan, plus (iii) an additional amount equal to the federal, state and any other income, employment and other taxes (calculated at the highest rates applicable to such officer) such individual will owe on such amounts (including on the tax gross-up payment itself), it being intended that the individual retain (on an after-tax basis) an amount equal to the paid monthly premiums.

On the date following the effective date of the merger, each of the officers who are employed by Cell Genesys on the effective date will be terminated by BioSante, and their respective terminations of employment will entitle them to the benefits defined under their severance agreements.  The following table presents an estimate of the amount of benefits to which each of the officers will be entitled following their respective terminations:

Name	Cash Severance	Health Benefits Payment Period
Stephen A. Sherwin	$2,184,063	30	*
Sharon E. Tetlow	$672,750	18
Robert H. Tidwell	$661,050	18
Marc Belsky	$452,813	18

*  This number may be reduced as necessary to eliminate 280G excise taxes as described above.

Specified Stock Options held by Executive Officers

The merger agreement provides that certain specified stock options held by Dr. Sherwin, Ms. Tetlow, Mr. Tidwell and Mr. Belsky will be assumed by BioSante and will remain outstanding following the merger.  Each such stock option so assumed by BioSante will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the merger (including, without limitation, any vesting provisions), except that: (i) each such stock option will be solely exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of BioSante common stock equal to the product of the number of shares of Cell Genesys common stock that were issuable upon exercise of such option immediately prior to the effective time multiplied by the exchange ratio, rounded down to the nearest whole number of BioSante common stock; and (ii) the per share exercise price for the BioSante common stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Cell Genesys common stock at which such option was exercisable immediately prior to the effective time by the exchange ratio, rounded up to the nearest whole cent.  The following table presents the stock options held by the officers and the shares of BioSante common stock exercisable under these options and the corresponding exercise prices assuming no adjustment to the exchange ratio at the effective time.

Name	Original Grant Date	Cell Genesys Plan	Number of Cell Genesys Option Shares	Cell Genesys Exercise Price	Number of BioSante Option Shares	BioSante Exercise Price
Stephen A Sherwin, M.D.	2/6/2008	2005/ISO	55,260	$1.8400	8,924	$11.40
	2/6/2008	2005/NQ	319,740	$1.8400	51,638	$11.40
	2/7/2007	2005/ISO	27,761	$3.0700	4,483	$19.01
	2/7/2007	2005/NQ	72,239	$3.0700	11,666	$19.01
	2/7/2006	2005/ISO	18,633	$6.0700	3,009	$37.59
	2/7/2006	2005/NQ	41,367	$6.0700	6,680	$37.59
	2/3/2005	1998/NQ	100,248	$6.7300	16,190	$41.68
	2/3/2005	1998/ISO	12,252	$6.7300	1,978	$41.68
Total			647,500		104,568

Sharon E. Tetlow	2/6/2008	2005/NQ	49,998	$1.8400	8,074	$11.40
	2/6/2008	2005/ISO	50,002	$1.8400	8,075	$11.40
	2/7/2007	2005/NQ	36,459	$3.0700	5,888	$19.01
	2/7/2007	2005/ISO	13,541	$3.0700	2,186	$19.01
	6/1/2005	2005/ISO	68,964	$5.8000	11,137	$35.92
	6/1/2005	2005/NQ	81,036	$5.8000	13,087	$35.92
	2/7/2006	2005/ISO	1,250	$6.0700	201	$37.59
	2/7/2006	2005/NQ	28,750	$6.0700	4,643	$37.59
Total			330,000		53,291

Name	Original Grant Date	Cell Genesys Plan	Number of Cell Genesys Option Shares	Cell Genesys Exercise Price	Number of BioSante Option Shares	BioSante Exercise Price
Robert H. Tidwell	2/6/2008	2005/NQ	27,747	$1.8400	4,481	$11.40
	2/6/2008	2005/ISO	37,253	$1.8400	6,016	$11.40
	2/7/2007	2005/ISO	26,042	$3.0700	4,205	$19.01
	2/7/2007	2005/NQ	23,958	$3.0700	3,869	$19.01
	2/7/2006	2005/NQ	20,039	$6.0700	3,236	$37.59
	2/7/2006	2005/ISO	9,961	$6.0700	1,608	$37.59
	2/3/2005	1998/NQ	41,877	$6.7300	6,763	$41.68
	2/3/2005	1998/ISO	13,123	$6.7300	2,119	$41.68
Total			200,000		32,297

Marc L. Belsky	2/6/2008	2005/ISO	55,000	$1.8400	8,882	$11.40
	12/1/2006	2005/ISO	50,000	$3.8000	8,075	$23.53
Total			105,000		16,957

Option Acceleration Outside of the Change in Control Agreements

The merger agreement provides that all of Cell Genesys’s stock options outstanding under its Amended and Restated 1998 Incentive Stock Option Plan, the 2001 Nonstatutory Option Plan, the 2001 Non-Employee Directors Stock Option Plan and the 2005 Equity Incentive Plan, other than the specified stock options being assumed by BioSante will accelerate and become vested prior to the effective time.  None of Cell Genesys’s directors or executive officers holds any options (other than the specified stock options) issued under Cell Genesys’s stock option plans with an exercise price less than $1.81.  Given the estimated per share consideration of $0.347, it is therefore anticipated that no directors or executive officers will receive any benefit as a result of this acceleration.

Estimated Director and Officer Exchanges of Cell Genesys Common Stock for BioSante Common Stock pursuant to the Merger

The following table presents the shares of Cell Genesys common stock held by Cell Genesys’s directors and officers at the effective time to be exchanged and the estimated shares of BioSante common stock to be issued assuming no adjustment to the exchange ratio.

Name	Number of Shares of Cell Genesys Common Stock Held	Total Number of Shares of BioSante Common Stock to be Issued Upon Closing (using the 0.1615 Exchange Ratio)
David W. Carter	8,000	1,292
Nancy M. Crowell	8,000	1,292
James M. Gower	14,536	2,347
John T. Potts, Jr., M.D.	30,536	4,931
Thomas E. Shenk, Ph.D.	32,000	5,168
Eugene L. Step	38,000	6,137
Inder M. Verma, Ph.D.	55,196	8,914
Dennis L. Winger	8,000	1,292
Stephen A. Sherwin, M.D.	474,621	76,651
Sharon E. Tetlow	18,449	2,979
Robert H. Tidwell	15,949	2,575
Marc Belsky	6,456	1,042
	709,743	114,620

In addition, following completion of the merger, Dr. Sherwin and Dr. Potts are expected to receive cash or equity compensation in accordance with BioSante’s equity compensation policies for non-employee directors.  Currently, BioSante provides an annual cash retainer of $18,000 for non-employee board members, pays each non-employee director $1,800 for board meetings attended in person, $900 for each board meeting attended by telephone and for each board committee meeting attended in person or by telephone, grants options from time to time at its discretion and enters into indemnification agreements with each director, although these policies are subject to change at any time.

Form of the Merger

The merger agreement provides that, at the effective time, Cell Genesys will be merged with and into BioSante, with BioSante surviving the merger.

Merger Consideration

At the effective time of the merger, each share of Cell Genesys common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive shares of BioSante common stock.  There will be no adjustment to the total number of shares of BioSante common stock that Cell Genesys stockholders will be entitled to receive as a result of changes in the market price of BioSante common stock.  Accordingly, the market value of the shares of BioSante common stock issued in connection with the merger will depend on the market value of the shares of BioSante common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

The number of shares of BioSante common stock that stockholders of Cell Genesys common stock will be entitled to receive in exchange for all shares of Cell Genesys common stock at the consummation of the merger will be equal to the exchange ratio set forth in the merger agreement that is applicable based upon the difference between Cell Genesys’s net cash balance at the determination date and the target net cash amount applicable as of the date of the merger closing, all as set forth in the merger agreement.  If Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the applicable target net cash amount, then the exchange ratio will be 0.1615.  The actual exchange ratio will be determined in accordance with the merger agreement and will be higher or lower than 0.1615 depending on whether the actual net cash balance of Cell Genesys is higher or lower than the applicable target net cash amount and the amount of the difference between the actual net cash balance of Cell Genesys as of the determination date and the applicable target net cash.  The merger agreement provides for a range of 38 different exchange ratios dependent upon these variables from a maximum exchange ratio of 0.2424 if Cell Genesys’s actual net cash balance is more than $5,000,000 above the applicable target net cash amount to a minimum exchange ratio of 0.1036 if Cell Genesys’s actual net cash balance is between $4,750,001 to $5,000,000 below the applicable target net cash amount.  Cell Genesys’s net cash balance at the determination date will generally be equal to the amount of cash, cash equivalents, short-term investments, restricted cash, accounts receivable, refundable deposits, and recoverable prepaid balances, as of the determination date, minus Cell Genesys’s accounts payable and accrued expenses, contractual obligations, restructuring accruals, certain insurance obligations, change in control payments and retention payments and certain other similar payments arising as a result of the merger, unpaid taxes, principal and accrued interest due in connection with any acceleration of repayment of Cell Genesys’s 3.125% convertible senior notes due in November 2011, and payments to its advisors in connection with the merger.  For a more detailed description of the calculation of Cell Genesys’s net cash balance at the determination date and the applicable target net cash as of the merger closing date, see “The Merger Agreement—Merger Consideration and Adjustment.”

The items that will constitute Cell Genesys’s net cash balance at the determination date are subject to a number of factors, many of which are outside of Cell Genesys’s control.  For a more detailed discussion of the different exchange ratios at different net cash balances of Cell Genesys at the determination date, see “The

Merger Agreement—Merger Consideration and Adjustment.”  If Cell Genesys’s net cash at determination date is more than $5,000,000 below the applicable target net cash as of the date of the closing of the merger, based on the manner of calculating net cash pursuant to the merger agreement, Cell Genesys would be unable to satisfy a closing condition for the merger, and BioSante could elect to terminate the merger agreement.

No fractional shares of BioSante common stock will be issued in connection with the merger. Instead, each Cell Genesys stockholder who would otherwise be entitled to receive a fraction of a share of BioSante common stock, after aggregating all fractional shares of BioSante common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of BioSante common stock as quoted on The NASDAQ Global Market on the date the merger becomes effective.

The merger agreement provides that, from and after the effective time of the merger, BioSante will deposit with the exchange agent acceptable to BioSante and Cell Genesys stock certificates or, at BioSante’s option, evidence of shares in book entry form, of BioSante common stock issuable to the Cell Genesys stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, as promptly as practicable after the effective time of the merger, the exchange agent will mail to each record holder of Cell Genesys common stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Cell Genesys stock certificates.  Upon surrender of a Cell Genesys common stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal, and such other documents as the exchange agent or BioSante may reasonably require, the holder of the Cell Genesys stock certificate will be entitled to receive a certificate representing the number of whole shares of BioSante common stock that such holder has the right to receive pursuant to the provisions of the merger agreement, cash in lieu of any fractional share of BioSante common stock, and dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement.  The Cell Genesys stock certificate surrendered will be cancelled.

At the effective time of the merger, all holders of certificates representing shares of Cell Genesys common stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Cell Genesys.  In addition, no transfer of Cell Genesys common stock after the effective time of the merger will be registered on the stock transfer books of Cell Genesys.

If a stock certificate to be exchanged by a Cell Genesys stockholder for merger consideration has been lost, stolen or destroyed, the exchange agent will issue the merger consideration in exchange for that certificate upon the making of an affidavit by the holder of the certificate of the fact that the certificate has been lost, stolen or destroyed, as the case may be.  However, BioSante may in its discretion and as a condition precedent to the merger consideration being paid on such certificate require the owner of the lost, stolen or destroyed certificate to deliver a bond in a such sum as BioSante may reasonably direct as indemnity against any claim that may be made against BioSante or the exchange agent with respect to the lost, stolen or destroyed certificate.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Cell Genesys common stock will be deemed to represent only the right to receive shares of BioSante common stock and cash in lieu of any fractional share of BioSante common stock.  BioSante will not pay dividends or other distributions on any shares of BioSante common stock to be issued in exchange for any unsurrendered Cell Genesys stock certificate until the Cell Genesys stock certificate is surrendered as provided in the merger agreement.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval and adoption of the merger agreement by the stockholders of Cell Genesys and the approval and adoption of the merger agreement and the approval of the issuance of shares of BioSante common stock pursuant to the merger by the stockholders of BioSante.  The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by BioSante and Cell Genesys and specified in the certificate of merger.  However, neither BioSante nor Cell Genesys can predict the exact timing of the consummation of the merger.

Treatment of Cell Genesys Options and Warrants

As of a date mutually agreed upon by both parties, but in no event less than 30 days prior to the effective time of the merger, all options to purchase shares of Cell Genesys common stock, other than certain designated options held by Cell Genesys’s current officers on the date of the merger agreement, will become fully vested and exercisable until immediately prior to the effective time of the merger.  Upon the effective time of the merger, such unexercised options other than the certain designated options held by Cell Genesys’s current officers on the date of the merger agreement will terminate and will no longer be outstanding.  At the effective time of the merger, the certain designated options held by Cell Genesys’s current officers on the date of the merger agreement that are outstanding immediately prior to the merger will be assumed by BioSante and will remain outstanding following the merger, but will be converted into and become options to purchase shares of BioSante common stock on terms substantially identical to those in effect immediately prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the exchange ratio determined pursuant to the terms of the merger agreement.

Other than the warrant subject to a certain warrant exchange agreement dated May 17, 2009, which will be cashed out pursuant to the terms thereof prior to the merger, at the effective time of the merger, Cell Genesys warrants outstanding and unexercised on the effective time of the merger shall be assumed by BioSante to the extent such obligations survive the merger under the terms of the respective Cell Genesys warrants, but will be converted into and become warrants to purchase shares of BioSante common stock on terms substantially identical to those in effect prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the final exchange ratio used in the merger.  Of the outstanding warrants to purchase Cell Genesys common stock, only the terms of the warrants issued in connection with Cell Genesys’s April 2007 registered direct offering provide that it will survive the merger.  All other outstanding and unexercised warrants to purchase shares of Cell Genesys common stock, other than the warrant subject to that certain warrant exchange agreement dated May 17, 2009 which may be cashed out pursuant to the terms thereof prior to the effective time of the merger at a maximum price of $112,238, will terminate and no longer be outstanding immediately prior to the merger.

Cell Genesys Convertible Senior Notes

The merger agreement provides that BioSante will take all reasonably necessary action to ensure that BioSante is in compliance with the terms of both the indenture dated as of October 20, 2004 for the 3.125% convertible senior notes due in November 2011 issued by Cell Genesys and the indenture dated June 24, 2009 for the 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, including in each case the execution of a supplemental indenture with the applicable trustee under each indenture.  On and after the effective time of the merger, these convertible notes will be convertible into shares of BioSante common stock in accordance with the terms of the indentures, except for adjustments to the underlying number of shares and the conversion price based on the exchange ratio determined pursuant to the terms of the merger agreement.

Regulatory Approvals

Neither BioSante nor Cell Genesys is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger.  In the United States, BioSante must comply with applicable federal and state securities laws and NASDAQ rules and regulations in connection with the issuance of shares of BioSante common stock in the merger, including the filing with the SEC of the registration statement of which this joint proxy statement/prospectus is a part.  As of the date of this joint proxy statement/prospectus, BioSante has filed an initial listing application with the NASDAQ Global Market to effect the initial listing of BioSante common stock issuable in connection with the merger or upon exercise of Cell Genesys’s outstanding stock options or warrants that are assumed by BioSante and remain outstanding following the consummation of the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general summary of material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Cell Genesys common stock who exchange their Cell Genesys common stock for BioSante common stock pursuant to the merger.  This summary assumes that U.S. holders hold their shares of Cell Genesys common stock as capital assets within the meaning of Section 1221 of the Code (generally, as property held as an investment).  This summary is based on provisions of the Code, Treasury regulations promulgated thereunder and administrative rulings and court decisions, as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.  This summary is for general information purposes only and does not describe the tax consequences under state, local or foreign laws, nor does it address any U.S. federal laws other than U.S. federal income tax laws.  In addition, this summary does not discuss all U.S. federal income tax considerations that may be relevant to a particular U.S. holder in light of its, his or her personal circumstances or to stockholders subject to special treatment under U.S. federal income tax laws, including brokers or dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting, expatriates or former long-term residents of the United States, persons subject to the alternative minimum tax provisions of the Code, tax-exempt organizations, persons that are not U.S. holders, tax-exempt organizations, partnerships or other pass-through entities (and persons holding Cell Genesys common stock through a partnership or other pass-through entity), financial institutions, mutual funds, insurance companies, holders who acquired Cell Genesys common stock in connection with stock option or stock purchase plans or in other compensatory transactions, or persons holding Cell Genesys common stock as part of a straddle, hedge, constructive sale, conversion or other risk-reduction transaction.

Holders of Cell Genesys common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger under U.S. federal, state, local, foreign and other tax laws in light of their particular circumstances.

As used in this summary, the term “U.S. holder” means a beneficial owner of Cell Genesys common stock that is for U.S. federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions, or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes holds Cell Genesys common stock, the tax treatment of such partnership and each of its partners generally will depend upon the status of the partner and the activities of the partnership.  Entities that are treated as partnerships for U.S. federal income tax purposes that hold Cell Genesys common stock, and their partners, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger.

Tax Consequences of the Merger Generally

While the matter is not free from doubt, BioSante and Cell Genesys intend to treat the merger as a taxable transaction for U.S. federal income tax purposes.  Assuming the merger so qualifies, in general, a U.S. holder of Cell Genesys common stock will recognize gain or loss in an amount equal to the difference between (a) the sum of the fair market value of the BioSante common stock and any cash in lieu of fractional shares received in exchange for such Cell Genesys common stock and (b) the U.S. holder’s tax basis in the Cell Genesys common stock surrendered.  Gain or loss will be calculated separately for each block of shares exchanged in the merger (i.e., shares acquired at the same cost in a single transaction).  The gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, on the date of the merger, the shares of Cell Genesys common stock were held for more than one year.  In the case of certain non-corporate U.S. holders, long-term capital gain is currently eligible for reduced rates of U.S. federal income tax.  The deductibility of capital losses is subject to limitation.

Although BioSante and Cell Genesys intend to treat the merger as a taxable transaction, no ruling has been or will be sought from the IRS as to the U.S. federal income tax treatment of the merger.  As such, it is possible that the merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  If the transaction were treated as a reorganization within the meaning of Section 368(a) of the Code, the tax consequences above would not apply, but instead a U.S. holder of Cell Genesys common stock generally would not recognize gain or loss on the exchange of Cell Genesys common stock for BioSante stock, and would be required to recognize gain or loss with respect to cash received in lieu of a fractional share of BioSante common stock that such holder would otherwise have been entitled to receive in an amount equal to the difference between the cash received and the tax basis allocable to such fractional share.

Holders of Cell Genesys common stock are urged to consult their own tax advisors as to the tax treatment of the merger under U.S federal income tax laws.

Backup Withholding Tax

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. holders with respect to payments made on or proceeds from the sale, exchange or other disposition of BioSante common stock, unless the U.S. holder provides a correct taxpayer identification number and certain other information, or otherwise establishes a basis for exemption from backup withholding, and otherwise complies with the backup withholding rules.  Backup withholding is not an additional tax.  Rather, any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or be refunded if such U.S. holder furnishes the required information to the IRS on a timely basis.

Anticipated Accounting Treatment

The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by BioSante as of the completion of the merger based on their estimated fair values.  As Cell Genesys has ceased operations, the acquisition is not considered to be a business combination, and the allocation of the purchase price will not result in recognition of goodwill.  Following the completion of the merger, the future net income (loss) of the combined company will reflect charges resulting from the purchase price allocation related to the merger, which will include adjustments to carrying values of the acquired net assets based on the fair value of consideration measured as of the completion of the merger.

Appraisal Rights

If the merger is completed, BioSante and Cell Genesys stockholders are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law.

Litigation Relating to the Merger

On July 1, 2009, a putative shareholder class action lawsuit concerning the proposed merger between Cell Genesys and BioSante was filed in California Superior Court in San Mateo County (Case No. 485528) naming Cell Genesys, its officers and directors, and BioSante as defendants.  On July 6, 2009, a second putative shareholder class action lawsuit naming the same parties and containing essentially identical allegations was filed in California Superior Court in San Mateo County (Case No. 485613).  On July 8, 2009, a third putative shareholder class action lawsuit was filed in California Superior Court in San Mateo County (Case No. 485528), which also named the same parties and contained essentially identical allegations as the two prior lawsuits.  On July 15, 2009, the Court consolidated these three lawsuits into one action and appointed interim lead counsel.  On August 13, 2009, plaintiffs filed a Consolidated Class Action Complaint alleging that defendants breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to Cell Genesys stockholders in connection with the proposed merger, including by failing to engage in a fair sales process, failing to obtain a fair price for the sale of Cell Genesys, and failing to provide Cell Genesys stockholders with material information regarding the proposed merger.  Plaintiffs seek an order certifying the lawsuit as a class action, injunctive relief to enjoin the merger or, in the event the merger is completed, a rescission of the merger or rescissory damages.  Plaintiffs further seek an accounting for all damages and an award of attorneys’ fees and costs.

On July 6, 2009, a putative shareholder class action lawsuit was filed in The Court of Chancery of the State of Delaware (Case No. 4715-VCP) naming Cell Genesys, its officers and directors, and BioSante as defendants.  On August 14, 2009, plaintiffs filed an Amended Shareholder Class Action Complaint (“Amended Complaint”) alleging that the proposed merger between Cell Genesys and BioSante does not provide Cell Genesys stockholders fair compensation for the value of their stock and that defendants have provided materially incomplete information to Cell Genesys stockholders in connection with the proposed merger.  Plaintiffs seek an order certifying the lawsuit as a class action, injunctive relief to enjoin the merger or, in the event the merger is completed, a rescission of the merger or rescissory damages.  Plaintiffs further seek an accounting for all damages and an award of attorneys’ fees and costs.

On August 17, 2009, plaintiffs filed a Motion for Preliminary Injunction seeking a preliminary injunction of the proposed merger based on the allegations of the Amended Complaint.  On the same day, plaintiffs also filed a Motion for Expedited Proceedings, which requests an order directing discovery to proceed on an expedited basis and setting a date for a hearing on plaintiffs’ Motion for Preliminary Injunction.  On August 18, 2009, Cell Genesys and BioSante filed a motion to dismiss or, in the alternative, stay the action in deference to the consolidated action pending in California Superior Court in San Mateo County, described in the above paragraph.

As of the date of the printing of this joint proxy statement/prospectus, the consolidated action in California Superior Court in San Mateo County and the lawsuit filed in The Court of Chancery of the State of Delaware remain pending.  Cell Genesys and BioSante believe the actions are without merit and intend to defend the actions vigorously.

THE MERGER AGREEMENT

BioSante and Cell Genesys entered into the merger agreement on June 29, 2009.  The full text of this agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.  BioSante and Cell Genesys urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger and related matters.

The representations and warranties described below and included in the merger agreement were made by BioSante and Cell Genesys to each other as of specific dates.  The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by BioSante and Cell Genesys in connection with negotiating the terms of the merger agreement.  Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between BioSante and Cell Genesys rather than establishing matters as facts.  The merger agreement is described in this joint proxy statement/prospectus and included as Annex A only to provide you with information regarding the material terms and conditions of the merger agreement, and not to provide any other factual information regarding BioSante, Cell Genesys or their respective businesses.  Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about BioSante or Cell Genesys, and you should read the information provided elsewhere in this joint proxy statement/prospectus for information regarding BioSante and its business.  See “Where You Can Find More Information.”

General

Under the merger agreement, Cell Genesys will merge with and into BioSante, with BioSante surviving the merger.  Pursuant to the merger agreement, Cell Genesys stockholders will have the right to receive shares of BioSante common stock based on the exchange ratio determined in accordance with the merger agreement.  BioSante stockholders will continue to own their existing shares of BioSante common stock or class C special stock after the merger.  Each share of BioSante common stock will represent one share of common stock in the combined company.  Each share of BioSante class C special stock will represent on share of class C special stock in the combined company.  BioSante stockholders should not send in their stock certificates in connection with the merger.

The closing of the merger will take place as promptly as practicable after the day on which the last of the conditions to the merger set forth in the merger agreement has been satisfied or waived (if permissible), unless BioSante and Cell Genesys agree to a different date.  However, because the merger is subject to a number of conditions, neither BioSante nor Cell Genesys can predict exactly when the closing will occur or if it will occur at all.  See “The Merger Agreement—Conditions to Completion of the Merger” for a more complete description of the conditions that must be satisfied or waived before closing.

Merger Consideration and Adjustment

Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, each share of Cell Genesys common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the number of shares of BioSante common stock equal to the exchange ratio set forth in the merger agreement.  Assuming that Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the target net cash amount applicable as of the merger closing date as set forth in the merger agreement, the exchange ratio will be 0.1615.  The exchange ratio will be higher or lower than 0.1615 if Cell Genesys’s net cash balance at the determination date is more than $500,000 greater than or more than $500,000 less than the target net cash set forth in the merger agreement.  The exact exchange ratio will be determined in accordance with the merger agreement and will depend on the amount of the difference between the target net cash amount applicable as of the date of the merger closing and Cell Genesys’s actual net cash balance at the determination date.  The determination date will be the date that is 10 calendar days before the date originally scheduled for the earlier to occur of the BioSante or Cell Genesys stockholder meeting.  The exchange ratio will not be determined until that time.

Under the merger agreement, the target net cash amount that is applicable depends on the date of the merger closing.  As an example, if the merger were to close on August 31, 2009, the target net cash amount would be $22,950,000.  The target net cash amount decreases each month as set forth in the merger agreement and may be as low as $19,650,000 if the date of the merger closing is on or between December 1, 2009 and December 31, 2009.

Pursuant to the merger agreement, Cell Genesys’s net cash balance will be calculated as of the determination date, which is the date that is 10 calendar days prior to the earlier to occur of the date originally scheduled for the Cell Genesys stockholder meeting or the date originally scheduled for the BioSante stockholder meeting.  Cell Genesys’s net cash balance at the determination date will generally be equal to the sum of cash and cash equivalents, short-term investments, restricted cash, any accrued interest receivable thereon, accounts receivable, refundable deposits, and recoverable prepaid balances, as of the determination date and determined for Cell Genesys in a manner consistent with the manner in which such items were historically determined by Cell Genesys and in accordance with its consolidated balance sheet as of December 31, 2008, minus Cell Genesys’s accounts payable and accrued expenses, contractual obligations, restructuring accruals, change in control payments, retention payments or severance payments as a result of the merger, unpaid taxes, the amount of principal and accrued interest due in the event any acceleration of repayment of Cell Genesys’s 3.125% convertible senior notes due November 2011, and payments to its advisors in connection with the merger.  The items listed above also are subject to certain exclusions set forth in the merger agreement.

Once the net cash balance at the determination date is finally calculated, which will be no later than five days after the determination date, the difference between the net cash balance and the target net cash that is applicable as of the date of the merger closing will be calculated.  Based on this difference and in accordance with the merger agreement, the parties will determine the exchange ratio.  The merger agreement provides for a range of 38 different exchange ratios, dependent upon whether the actual net cash balance of Cell Genesys is higher or lower than the applicable target net cash amount and the amount by which it is higher or lower than the applicable target net cash, from a maximum exchange ratio of 0.2424 if Cell Genesys’s actual net cash balance is more than $5,000,000 above the applicable target net cash amount to a minimum exchange ratio of 0.1036 if Cell Genesys’s actual net cash balance is between $4,750,001 to $5,000,000 below the applicable target net cash amount.  The following table illustrates the exchange ratio for each share of Cell Genesys common stock at various differentials between the net cash balance of Cell Genesys at the determination date and the target net cash amount.  This table assumes, for illustrative purposes only, that the date of the closing of the merger is on September 30, 2009 and thus the target net cash amount applicable to the merger closing date, as set forth in the merger agreement, is $22,100,000.

Cell Genesys’s Net Cash As Calculated Pursuant to the Merger Agreement	Target Net Cash for Closing Date September 30, 2009	Difference between Cell Genesys’s Net Cash and Target Net Cash		Exchange Ratio	Pro Forma Ownership of Outstanding Shares of Combined Company BioSante/Cell Genesys
$27,100,001	$22,100,000	$	+5,000,001	0.2424	55.2%/44.8%
$24,600,000	$22,100,000	$	+2,500,000	0.1943	60.6%/39.4%
$23,100,000	$22,100,000	$	+1,000,000	0.1719	63.5%/36.5%
$22,600,000	$22,100,000	$	+500,000	0.1615	65.0%/35.0%
$21,600,000	$22,100,000		$-500,000	0.1615	65.0%/35.0%
$21,100,000	$22,100,000		$-1,000,000	0.1485	66.8%/33.2%
$19,600,000	$22,100,000		$-2,500,000	0.1304	69.6%/30.4%
$17,100,000	$22,100,000		$-5,000,000	0.1036	74.3%/25.7%

For the complete list of exchange ratios applicable to various differentials between Cell Genesys’s actual net cash balance at the determination date and the target net cash applicable as of the date of the merger closing, see the definition of “Exchange Ratio” in Section 1.01 of the merger agreement that is attached to this joint proxy statement/prospectus at Annex A.

If Cell Genesys’s net cash at the determination date is more than $5,000,000 below the target net cash amount applicable at the date of the merger closing, based on the manner of calculating net cash pursuant to the merger agreement, Cell Genesys would be unable to satisfy a closing condition for the merger, and BioSante could elect to terminate the merger agreement.

BioSante will issue a press release after the final determination of the exchange ratio announcing the final exchange ratio and Cell Genesys’s net cash balance at the determination date.

Cell Genesys Stock Options and Restricted Stock

As of a date mutually agreed upon by both parties, but in no event less than 30 days prior to the effective time of the merger, all options to purchase shares of Cell Genesys common stock, other than certain designated options held by Cell Genesys’s current officers on the date of the merger agreement, will become fully vested and exercisable until immediately prior to the effective time of the merger.  Upon the effective time of the merger, such unexercised options other than the certain designated options held by Cell Genesys’s current officers on the date of the merger agreement will terminate and will no longer be outstanding.

At the effective time of the merger, the certain designated options held by Cell Genesys’s current officers on the date of the merger agreement that are outstanding immediately prior to the merger will be assumed by BioSante and will remain outstanding following the merger, but will be converted into and become options to purchase shares of BioSante common stock on terms substantially identical to those in effect immediately prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the exchange ratio determined pursuant to the terms of the merger agreement.  The number of shares of BioSante common stock subject to each assumed option will be determined by multiplying the number of shares of Cell Genesys common stock that was subject to each option prior to the effective time of the merger by the exchange ratio determined pursuant to the merger agreement, and rounding that result down to the nearest whole number of shares of BioSante common stock.  The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Cell Genesys common stock subject to each option as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.  The actual exchange ratio is determined in accordance with the merger agreement by reference to the target net cash amount applicable as of the merger closing date, as set forth in the merger agreement, and Cell Genesys’s actual net cash balance at the determination date, as calculated pursuant to the merger agreement.  The items that will constitute Cell Genesys’s net cash balance at the determination date are subject to numerous factors, many of which are outside of Cell Genesys’s control.  For a more detailed discussion of the applicable target net cash amount, the calculation of Cell Genesys’s net cash at the determination date, and the determination of the actual exchange ratio, see “The Merger Agreement—Merger Consideration and Adjustment.”  Assuming that Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the target net cash amount applicable as of the  merger closing date as set forth in the merger agreement, the exchange ratio will be 0.1615.  In such case, the certain designated options to be assumed by BioSante held by Cell Genesys’s current officers to purchase an aggregate of 1,282,500 shares of Cell Genesys common stock that were outstanding as of the date of the merger agreement would become options to purchase an aggregate of 207,123 shares of BioSante common stock at the effective time of the merger.  Such options, which were exercisable at prices per share ranging from $1.84 to $6.73 as of the date of the merger agreement, would become exercisable at prices per share ranging from $11.40 to $41.68 at the effective time of the merger.

Immediately prior to the effective time of the merger, Cell Genesys restricted stock, restricted stock units and other outstanding rights to receive Cell Genesys common stock outstanding immediately prior to the effective time of the merger that are unvested or subject to risk of forfeiture or other restrictions or conditions, if any, will be fully vested and no longer subject to any restrictions or other conditions.  At the effective time of the merger, such Cell Genesys equity-based awards will be treated in the same manner as Cell Genesys common stock and converted into the right to receive the number of shares of BioSante common stock equal to the exchange ratio determined in accordance with the merger agreement for each share of Cell Genesys common stock.

Cell Genesys Warrants

Cell Genesys has issued warrants to purchase shares of Cell Genesys common stock.  Each outstanding warrant to purchase shares of Cell Genesys common stock, which by its terms will survive the merger, will be assumed by BioSante, but will be converted into and become warrants to purchase shares of BioSante common stock on terms substantially identical to those in effect prior to the merger, except for adjustments to the underlying number of shares and the exercise price based on the final exchange ratio used in the merger.  All other outstanding and unexercised warrants to purchase shares of Cell Genesys common stock immediately prior to the effective time of the merger, other than the warrant subject to that certain warrant exchange agreement dated May 17, 2009, which may be cashed out pursuant to the terms thereof prior to the effective time of the merger at a maximum price of $112,238, will terminate immediately prior to the merger.

Of the outstanding warrants to purchase Cell Genesys common stock, only the terms of the warrants issued in connection with Cell Genesys’s April 2007 registered direct offering provide that such warrants will survive the merger.  The number of shares of BioSante common stock subject to each assumed warrant will be determined by multiplying the number of shares of Cell Genesys common stock that was subject to each warrant prior to the effective time of the merger by the exchange ratio determined pursuant to the merger agreement, and rounding that result down to the nearest whole number of shares of BioSante common stock.  The per share exercise price for the assumed warrants will be determined by dividing the per share exercise price of the Cell Genesys common stock subject to each warrant as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.  The actual exchange ratio is determined in accordance with the merger agreement by reference to the target net cash amount applicable as of the merger closing date, as set forth in the merger agreement, and Cell Genesys’s actual net cash balance at the determination date, as calculated pursuant to the merger agreement.  The items that will constitute Cell Genesys’s net cash balance at the determination date are subject to numerous factors, many of which are outside of Cell Genesys’s control.  For a more detailed discussion of the applicable target net cash amount, the calculation of Cell Genesys’s net cash at the determination date, and the determination of the actual exchange ratio, see “The Merger Agreement—Merger Consideration and Adjustment.”  Assuming that Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the target net cash amount applicable as of the merger closing date as set forth in the merger agreement, the exchange ratio will be 0.1615.  In such case, the warrants to purchase an aggregate of 2,162,162 shares of Cell Genesys common stock that were issued in connection with Cell Genesys’s April 2007 registered direct offering would become warrants to purchase an aggregate of 349,189 shares of BioSante common stock at the effective time of the merger.  Such warrants, which were exercisable at a price per share of $7.18 as of the date of the merger agreement, would become exercisable at a price per share of $44.46 at the effective time of the merger.

Cell Genesys Convertible Senior Notes

The merger agreement provides that BioSante will take all reasonably necessary action to ensure that BioSante is in compliance with the terms of both the indenture dated as of October 20, 2004 for the 3.125% convertible senior notes due in November 2011 issued by Cell Genesys and the indenture dated June 24, 2009 for the 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, including in each case the execution of a supplemental indenture with the applicable trustee under each indenture.  On and after the effective time of the merger, these convertible notes will be convertible into shares of BioSante common stock in accordance with the terms of the indentures, except for adjustments to the underlying number of shares and the conversion price based on the final exchange ratio used in the merger.  The number of shares of BioSante common stock that would be issuable upon conversion of the assumed 3.125% convertible senior notes due in November 2011 and the assumed 3.125% convertible senior notes due in May 2013 will be determined by multiplying the number of shares of Cell Genesys common stock issuable upon conversion of the notes immediately prior to the effective time of the merger by the exchange ratio determined pursuant to the merger agreement, and rounding that result up to the nearest one-ten-thousandth of a share of BioSante common stock.  The per share conversion price for the assumed notes will be determined by dividing the conversion price of the notes as in effect immediately prior to the effective time of the merger by the exchange ratio and rounding that result up to the nearest whole cent.  The actual exchange ratio is determined in accordance with the merger agreement by reference to the target net cash amount applicable as of the merger closing date, as set forth in the merger agreement, and Cell Genesys’s actual net cash balance at the determination date, as calculated pursuant to the merger agreement.  The items that will constitute Cell Genesys’s net cash balance at the determination date are subject to numerous factors, many of which are outside of Cell Genesys’s control.  For a more detailed discussion of the applicable target net cash amount, the calculation of Cell Genesys’s net cash at the determination date, and the determination of the actual exchange ratio, see “The Merger Agreement—Merger Consideration and Adjustment.”  Assuming that Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the target net cash amount applicable as of the merger closing date as set forth in the merger agreement, the exchange ratio will be 0.1615.  In such case, the 3.125% convertible senior notes due in November 2011 and the 3.125% convertible senior notes due in May 2013 that were outstanding as of the date of the merger agreement and were convertible into 135,604 shares of Cell Genesys common stock and 30,563,235 shares of Cell Genesys common stock, respectively, would become 3.125% convertible senior notes due in November 2011 and 3.125% convertible senior notes due in May 2013 to purchase an aggregate of 21,900 shares of BioSante common stock and 4,935,962 shares of BioSante common stock, respectively, at the effective time of the merger.  Such 3.125% convertible senior notes due in November 2011 and 3.125% convertible senior notes due in May 2013, which were convertible at a conversion price of $9.10 and $0.68, respectively, as of the date of the merger agreement, would become convertible at a conversion price of $56.35 and $4.21, respectively, at the effective time of the merger, assuming the 0.1615 exchange ratio is not adjusted.

Conditions to Completion of the Merger

The obligations of each of BioSante and Cell Genesys to consummate the merger are subject to the satisfaction or waiver (if permissible) at or before the effective time of the merger of the following conditions:

•                  the effectiveness of, and the absence of any stop order with respect to, the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•                  the adoption and approval of the merger agreement and merger by the requisite vote of Cell Genesys stockholders;

•                  the adoption and approval of the merger agreement and merger and the issuance of BioSante common stock pursuant to the merger agreement by the requisite vote of BioSante stockholders;

•                  the absence of any legal prohibition to completing the merger;

•                  the approval for listing on NASDAQ of the shares of BioSante common stock issuable in the merger; and

•                  the due execution and delivery of the supplemental indentures as described above under the heading “The Merger Agreement—Cell Genesys Convertible Senior Notes” by all required parties.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver (if permissible) by that party of the following additional conditions:

•                  the representations and warranties of the other party in the merger agreement relating to its authority to enter into the merger agreement being true and correct and relating to its capital structure being true and correct except for de minimis errors, in each case as of the date of the merger agreement and as of the effective time of the merger;

•                  all other representations and warranties of the other party in the merger agreement being true and correct as of the date of the merger agreement and as of the effective time of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct, disregarding any materiality qualifications, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•                  the other party to the merger agreement having performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it at or before the effective time of the merger;

•                  the other party having delivered a certificate signed by a duly authorized officer certifying to the satisfaction of such party of the above conditions in the merger agreement; and

•                  no material adverse effect on the other party shall have occurred and be continuing since the date of the merger agreement.

In addition, the obligation of BioSante to complete the merger is further subject to the satisfaction or waiver at or before the effective time of the merger of the condition that Cell Genesys’s net cash as of the determination date be no more than $5,000,000 less than the target net cash applicable as of the closing date of the merger.

No Solicitation

Prior to the consummation of the merger or the termination of the merger agreement in accordance with its terms, Cell Genesys agreed that, except as described below, Cell Genesys and any of its subsidiaries will not, and will cause any of the officers, directors, employees and advisors retained by it or any of its subsidiaries not to:

•                  solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate making of any “acquisition proposal” of the type described below;

•                  enter into, continue or otherwise engage or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or otherwise knowingly cooperate, encourage or facilitate any effort or attempt to make or implement any proposal or inquiry that constitutes or could reasonably be expected to result in an acquisition proposal;

•                  approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or

•                  submit to a vote of its stockholders, approve, endorse, or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or similar agreement relating to an acquisition proposal.

An “acquisition proposal” is any proposal or offer in a single transaction or series of related transactions, other than pursuant to the merger agreement, with respect to: (i) any merger, consolidation, share exchange, business combination, scheme or arrangement, recapitalization, liquidation, dissolution or similar transaction involving Cell Genesys or any of its subsidiaries pursuant to which a person or group of persons would own 20 percent or more of the voting power of any class of equity securities of Cell Genesys or of any result parent of Cell Genesys, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20 percent or more of the consolidated revenue, operating income, or total assets of Cell Genesys and its subsidiaries taken as a whole or (iii) any sale, exchange, transfer, or other disposition pursuant to which a person or group of persons would own 20 percent or more of the voting power of any class of equity securities of Cell Genesys.

However, prior to Cell Genesys stockholder approval of adoption of the merger agreement, Cell Genesys is permitted to engage in discussions or negotiations with, and provide information to, any person in response to an unsolicited bona fide acquisition proposal that is a “superior proposal” of the type described below or could reasonably be expected to lead to a superior proposal if:

•                  its board of directors determines, after receiving the advice of its advisors, that such acquisition proposal is a superior proposal or could reasonably be expected to lead to a superior proposal;

•                  at least two business days prior to engaging or participating in such discussions or negotiations with, or furnishing any non-public information, Cell Genesys gives BioSante written notice of its intent to furnish information or enter into discussion or negotiations with the person or group of persons responsible for the acquisition proposal;

•                  the person or group of persons making the acquisition proposal enter into a confidentiality agreement with terms no less restrictive to such person as the terms of the confidentiality agreement between Cell Genesys and BioSante; and

•                  within one day of receipt of an acquisition proposal, Cell Genesys advises BioSante in writing of such receipt or any inquiry to request to enter into discussions with respect to an acquisition proposal, provides a summary of the material terms and conditions of such acquisition proposal, copies of any acquisition proposal and other written materials provided in connection with such acquisition proposal.

In connection with a superior proposal, Cell Genesys may make a change in its board recommendation of the merger or terminate the merger agreement to enter into such superior proposal concurrent with or immediately following such termination, if:

•                  its board of directors determines, after receiving the advice of its advisors, that failing to take such action would be inconsistent with its fiduciary duties to Cell Genesys stockholders; and

•                  prior to changing its board recommendation or terminating the merger agreement, Cell Genesys gives BioSante (i) at least five business days notice (or two business days with respect to material revisions to such superior proposal) of its intention to change its board recommendation or terminate the merger agreement and the material terms and conditions of such superior proposal,  and (ii) the opportunity to negotiate with Cell Genesys during such notice period in good faith to revise the terms and conditions of the merger agreement so that the superior proposal ceases to be a superior proposal.

A “superior proposal” is an unsolicited written bona fide offer made by a third party to consummate any of the following transactions:  (i) a merger, consolidation, amalgamation, share exchange, business combination, asset purchase, scheme of arrangement, or other similar transaction involving Cell Genesys pursuant to which the stockholders of Cell Genesys immediately preceding such transaction would hold less than 75 percent of the voting power of any class of equity securities of Cell Genesys or of any resulting entity of such transaction or Cell Genesys would sell more than 75 percent of the consolidated assets of Cell Genesys and its Subsidiaries; or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Cell Genesys), directly or indirectly, of ownership of 100 percent of the then outstanding shares of stock of Cell Genesys, in each case (i) for consideration that is not less than the per share merger consideration and (ii) otherwise on terms that the Cell Genesys board of directors determines, in its good faith judgment (after consultation with Cell Genesys’s financial advisors), to be more favorable to Cell Genesys stockholders than the merger (after taking into account, among other factors the Cell Genesys board of directors may deem relevant, the likelihood of obtaining any financing required to consummate the transaction contemplated by such offer).

The merger agreement also provides that Cell Genesys will keep BioSante reasonably informed of the status of any negotiations with respect to an acquisition proposal and will provide BioSante any non-public information provided to any other person in connection with an acquisition proposal.

Meetings of Stockholders; Change in Board Recommendation

BioSante is obligated under the merger agreement to call and hold the BioSante special meeting for purposes of considering the adoption of the merger agreement and the issuance of BioSante common stock pursuant to the merger.  The BioSante board of directors has recommended the approval of the merger agreement and the issuance of BioSante common stock pursuant to the merger by the BioSante stockholders and has agreed that it will not change or publicly propose to change, in any manner adverse to Cell Genesys, the approval or recommendation by the BioSante board of directors of the merger agreement, the merger or the issuance of BioSante common stock pursuant to the merger, or take any action inconsistent with its recommendation.  However, the BioSante board of directors may make a change in its recommendation prior to the BioSante stockholder approval of the merger agreement and the issuance of BioSante common stock pursuant to the merger, if:

•                  the BioSante board of directors determines, after receiving the advice of its outside legal counsel, that failing to change its board recommendation would be inconsistent with its fiduciary duties to BioSante stockholders; and

•                  prior to changing its board recommendation, BioSante gives Cell Genesys (i) at least five business days notice of its intention to change its board recommendation, and (ii) the opportunity to negotiate with BioSante during such notice period in good faith to revise the terms and conditions of the merger agreement so that failure to change BioSante’s board recommendation would no longer be inconsistent with its fiduciary duties to BioSante stockholders.

Unless the merger agreement is otherwise terminated in accordance with its terms, even if the BioSante board of directors has made an adverse recommendation change regarding the merger and the issuance of the BioSante common stock pursuant to the merger, the BioSante proposals to adopt the merger agreement and approve the share issuance must be submitted to the BioSante stockholders at a meeting of the BioSante stockholders called for such purpose.

Cell Genesys is obligated under the merger agreement to call and hold the Cell Genesys special meeting for purposes of considering the adoption of the merger agreement.  The Cell Genesys board of directors has recommended the approval the adoption of the merger agreement by the Cell Genesys stockholders and has agreed that it will not change or publicly propose to change, in any manner adverse to BioSante, the approval or recommendation by the Cell Genesys board of directors of the merger agreement or merger, or take any action inconsistent with its recommendation.  However, the Cell Genesys board of directors may make a change in its recommendation prior to the Cell Genesys stockholder approval of the merger and the merger agreement, if:

•                  the Cell Genesys board of directors determines, after receiving the advice of its outside legal counsel, that failing to change its board recommendation would be inconsistent with its fiduciary duties to Cell Genesys stockholders; and

•                  prior to changing its board recommendation, Cell Genesys shall give BioSante (i) at least five business days notice of its intention to change its board recommendation, and (ii) the opportunity to negotiate with Cell Genesys during such notice period in good faith to revise the terms and conditions of the merger agreement so that failure to change Cell Genesys’s board recommendation would no longer be inconsistent with its fiduciary duties to Cell Genesys stockholders.

The Cell Genesys board of directors also may make a change in its recommendation prior to Cell Genesys stockholder approval of the merger and merger agreement in connection with a superior proposal as described above under the heading “The Merger Agreement—No Solicitation.”

Unless the merger agreement is otherwise terminated in accordance with its terms, even if (i) the Cell Genesys board of directors has made an adverse recommendation change; or (ii) an acquisition proposal has been commenced, disclosed, announced or submitted to the Cell Genesys board of directors, the Cell Genesys proposal to adopt the merger agreement must be submitted to the Cell Genesys stockholders at a meeting of the Cell Genesys stockholders called for such purpose.

Covenants; Conduct of Business Pending the Merger

Cell Genesys agreed to certain restrictions on it and its subsidiaries until the later of either the effective time of the merger or the date the merger agreement is terminated.  In general, Cell Genesys must conduct its business in all material respects to keep substantially intact the business, properties, and assets of Cell Genesys and its subsidiaries and to use reasonable best efforts to keep available the executive officers of Cell Genesys and its subsidiaries.  Cell Genesys also agreed that, subject to certain limited exceptions described in the merger agreement, without the consent of BioSante, it would not, during the period prior to the closing of the merger:

•                  amend its certificate of incorporation or bylaws;

•                  issue, deliver or sell equity securities, options or other securities convertible into or exercisable for equity securities, except to a limited extent to employees or directors;

•                  sell or pledge any assets other than immaterial assets;

•                  declare dividends or split, combine or reclassify its shares of capital stock;

•                  repurchase, redeem or otherwise acquire any shares of its capital stock or other securities;

•                  acquire any assets, incur any indebtedness except in limited circumstances, enter into any contract other than in the ordinary course of business consistent with past practice in an aggregate not to exceed $50,000, make certain capital expenditures, repay or redeem convertible notes or take any action that would change the conversion price of such notes, or enter into or amend any material contract;

•                  exercise its discretion, including the acceleration of vesting of Cell Genesys options not contemplated in the merger agreement;

•                  change its accounting policies and procedures;

•                  make or change any material tax election, settle or compromise any material tax liability or engage in certain other activities with respect to taxes;

•                  pay or discharge any material claim or obligation;

•                  amend, renew, or consent to the termination of any material contract or employee benefit plan;

•                  commence or settle any litigation or other action;

•                  fail to make required SEC filings in a timely manner;

•                  take any action intended or reasonably expected to result in any of the conditions to closing of the merger agreement not being satisfied; or

•                  announce any intention or enter into an agreement to do any of the foregoing.

BioSante also has agreed to certain restrictions until the later of either the effective time of the merger or the date the merger agreement is terminated.  In general, BioSante has agreed to use reasonable best efforts to keep substantially intact its business, properties, assets, and business relationships and to take no action which would materially adversely affect the ability of the parties to consummate the merger agreement.  BioSante also agreed that, subject to certain limited exceptions described in the merger agreement, without the consent of Cell Genesys, it would not, during the period prior to the closing of the merger:

•                  amend its certificate of incorporation or bylaws in a manner affecting the BioSante common stock or rights of holders of BioSante common stock;

•                  declare dividends or split, combine or reclassify its shares of capital stock;

•                  repurchase, redeem or otherwise acquire any shares of its capital stock or other securities;

•                  acquire any other entity or portion thereof, assets, licenses or rights (other than the acquisition of inventory in the ordinary course of business consistent with past practice) if the agreement relating to such acquisition would reasonably be expected to materially delay consummation of the merger; or

•                  announce any intention or enter into an agreement to do any of the foregoing.

Other Agreements

Each of BioSante and Cell Genesys has agreed:

•                  to use its reasonable best efforts to cause the registration statement of which this joint proxy statement/prospectus is a part to become effective as promptly as practicable;

•                  to coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings or submissions made in connection with the merger;

•                  to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and to obtain all consents, approvals and authorizations necessary to complete the merger; and

•                  to use reasonable best efforts to consult with each other about any public statement either will make concerning the merger, subject to certain exceptions.

BioSante and Cell Genesys also agreed that:

•                  If Cell Genesys ceases to provide any group health plan to its employees in connection with the merger, either Cell Genesys (before the effective time of the merger) or BioSante (after the effective time of the merger) will provide each Cell Genesys current officer and certain non-executive employees of Cell Genesys with a monthly cash payment in accordance with the merger agreement for a certain portion of such individual’s COBRA period equal to the premiums such individual pays for health and dental insurance and an additional amount equal to the taxes owed on such amounts.  For a detailed description of cash payments to be made to Cell Genesys’s current officers, see “The Merger — Interests of Cell Genesys Directors and Executive Officers in the Merger.”

•                  BioSante will promptly prepare and submit to NASDAQ a listing application covering the shares of BioSante common stock that Cell Genesys stockholders will be entitled to received pursuant to the merger, and to use its reasonable best efforts to obtain approval for the listing of such shares prior to the effective time of the merger.

•                  The combined company will continue to indemnify each of the directors and officers of Cell Genesys to the fullest extent permitted under the Delaware General Corporation Law and, for a period of six years after the merger, will maintain directors’ and officers’ liability insurance for Cell Genesys’s directors and officers.

•                  Cell Genesys will use its reasonable best efforts to obtain the resignation as of the effective time of the merger of certain of its directors specified by BioSante, and BioSante has agreed to terminate the employment of all current Cell Genesys officers on the day immediately following the effective time of the merger.

•                  BioSante and Cell Genesys will take all action reasonably necessary so that at the effective time of the merger, BioSante will be in compliance with the indenture dated as of October 20, 2004 for Cell Genesys’s 3.125% convertible senior notes due in November 2011 and the indenture dated as of June 24, 2009 for Cell Genesys’s 3.125% convertible senior notes due in May 2013, including the execution of a supplemental indenture to provide such convertible notes will be convertible only into BioSante common stock.  BioSante also agreed to reserve for issuance a sufficient number of shares of BioSante common stock for delivery upon conversion of the convertible notes in accordance with the terms of the applicable indenture.  Cell Genesys agreed to give any required notice under the indenture with respect to the merger and to deliver certain documents and take all actions required under the indenture in connection with the merger.

•                  BioSante will file a registration statement on Form S-8 with respect to the BioSante common stock subject to any assumed options or Cell Genesys restricted awards and will use reasonable efforts to maintain the effectiveness of such registration statement for so long as they remain outstanding.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained as set forth below:

•                  by mutual written consent of BioSante and Cell Genesys;

•                  by BioSante or Cell Genesys, if the merger has not been completed by December 31, 2009, except that a party whose intentional failure to fulfill any obligation of the merger agreement or intentional breach of the merger agreement cannot seek termination for this reason;

•                  by BioSante or Cell Genesys, if a governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger, except that the right to terminate the merger agreement for this reason is not available to any party who has not used reasonable best efforts to cause such order to be lifted;

•                  by BioSante or Cell Genesys, if Cell Genesys stockholders fail to adopt the merger agreement at the Cell Genesys stockholder meeting or if BioSante stockholders fail to adopt the merger agreement or approve the issuance of shares of BioSante common stock pursuant to the merger at the BioSante stockholder meeting;

•                  by BioSante or Cell Genesys, if the other party has breached any of its representations, warranties, covenants or other agreements contained in the merger agreement or if any representation or warranty has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied, provided that if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 30-day period after delivery of notice of such breach or inaccuracy if such breach has not been cured;

•                  by BioSante, if any of the following occur, each a “Cell Genesys triggering event”:

•                  if prior to the Cell Genesys special meeting the Cell Genesys board of directors has withdrawn or made a change, or publicly proposed to withdraw or make a change, in its recommendation to its stockholders to adopt the merger agreement in a manner adverse to BioSante; or

•                  if Cell Genesys fails to include in this joint proxy statement/prospectus Cell Genesys’s board recommendation to its stockholders in favor of adoption of the merger agreement;

•                  by Cell Genesys, if any of the following occur, each a “BioSante triggering event”:

•                  if prior to the BioSante special meeting the BioSante board of directors has withdrawn or made a change, or publicly proposed to withdraw or make a change, in its recommendation to its stockholders to adopt the merger agreement and to approve the issuance of shares of BioSante common stock in the merger in a manner adverse to Cell Genesys; or

•                  if BioSante fails to include in this joint proxy statement/prospectus BioSante’s board recommendation to its stockholders in favor of adoption of the merger agreement and approval of the issuance of shares of BioSante common stock in the merger; and

•                  by Cell Genesys, if Cell Genesys enters into a superior proposal in accordance with the terms of the merger agreement.  For a more detailed description of Cell Genesys’s ability to terminate the merger agreement in connection with a superior proposal, see under the heading above “The Merger Agreement—No Solicitation.”

Termination Fees and Expenses

Cell Genesys must pay BioSante up to $500,000 of BioSante’s fees and expenses incurred in connection with the merger if BioSante terminates the merger agreement in accordance with the merger agreement because of a Cell Genesys triggering event or an uncured Cell Genesys breach of the merger agreement that causes the conditions to closing of the merger to not be satisfied.  In addition, Cell Genesys must pay BioSante a termination fee equal to $1.0 million, less the amount of any expenses already paid, if any one of the following occurs:  (1) BioSante terminates the merger agreement due to a Cell Genesys triggering event and within 12 months after the date of such termination, Cell Genesys enters into a definitive agreement with respect to (and subsequently consummates) an acquisition proposal (changing the 20 percent amount referred to in the definition of “acquisition proposal” described above under the heading “The Merger Agreement—No Solicitation,” to 50 percent for purposes of this provision), (2) Cell Genesys terminates the merger agreement because of a superior proposal in accordance with the merger agreement, as described under the heading above “The Merger Agreement—No Solicitation”), (3) either party terminates the merger agreement because the merger has not occurred by December 31, 2009 due to a reason not primarily attributable to BioSante and prior to such termination an acquisition proposal with respect to Cell Genesys becomes publicly known, and within 12 months after the termination date Cell Genesys enters into a definitive agreement with respect to (and subsequently consummates) an acquisition proposal, or (4) either party terminates the merger agreement because either party’s stockholders did not approve the merger and prior to such failure an acquisition proposal with respect to Cell Genesys becomes publicly known, and within 12 months after the termination date Cell Genesys enters into a definitive agreement with respect to (and subsequently consummates) an acquisition proposal.

BioSante must pay Cell Genesys up to $500,000 of Cell Genesys’s fees and expenses incurred in connection with the merger if Cell Genesys terminates the merger agreement in accordance with the merger agreement because of a BioSante triggering event or an uncured BioSante breach of the merger agreement that causes the conditions to closing of the merger to not be satisfied.  In addition, BioSante must pay Cell Genesys a termination fee equal to $1.0 million, less the amount of any expenses already paid, if Cell Genesys terminates the merger agreement due to a BioSante triggering event and within 12 months of the date of such termination BioSante enters into a definitive agreement with respect to (and subsequently consummates) a debt or equity financing transaction that results in net proceeds to BioSante equal to at least 85 percent of the target net cash applicable on the earlier of the date that the BioSante board has withdrawn or made a change in its recommendation to the BioSante stockholders to adopt the merger agreement and approve the issuance of BioSante common stock in the merger in a manner adverse to Cell Genesys or the date that Cell Genesys terminates the merger agreement.

Representations and Warranties

The merger agreement contains customary representations and warranties of Cell Genesys and BioSante related to, among other things:

•                  due organization, good standing and qualification;

•                  ownership of subsidiaries;

•                  capitalization;

•                  corporate authority to enter into the merger agreement and complete the merger;

•                  absence of any breach of organizational documents, laws and agreements as a result of the merger;

•                  required consents and filings with government entities;

•                  compliance with applicable SEC requirements with respect to, and sufficiency of documents filed with the SEC;

•                  conformity of the financial statements with applicable accounting principles and that the financial statements fairly present, in all material respects, the consolidated financial positions of BioSante and Cell Genesys;

•                  absence of undisclosed liabilities;

•                  sufficiency of internal controls over financial reporting;

•                  absence of material changes or events since December 31, 2008;

•                  absence of material pending or threatened legal proceedings;

•                  intellectual property;

•                  regulatory compliance;

•                  approval and adoption of the merger agreement and related matters by the board of directors;

•                  required stockholder vote to approve the merger; and

•                  receipt of opinions from financial advisors.

The merger agreement contains additional representations and warranties made of Cell Genesys to BioSante related to:

•                  employee benefit plans;

•                  labor and employment matters;

•                  real property ownership and leases;

•                  tax matters;

•                  environmental matters;

•                  termination of the Cell Genesys rights agreement;

•                  material contracts;

•                  insurance coverage;

•                  no finder’s fees; and

•                  the absence of any fundamental change under both the indenture dated October 20, 2004 for Cell Genesys’s 3.125% convertible senior notes due in 2011 and the indenture dated as of June 24, 2009 for Cell Genesys’s 3.125% convertible senior notes due in 2013.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of BioSante and Cell Genesys to complete the merger.

Amendments

The merger agreement may be amended by the parties at any time, except that after the merger agreement has been adopted (and, in the case of BioSante, the issuance of BioSante common stock has been approved) by either the Cell Genesys stockholders or the BioSante stockholders, no amendment that by law requires further approval of the Cell Genesys stockholders or BioSante stockholders, as applicable, may be made without such further approval.

VOTING AGREEMENTS

Concurrently and in connection with the execution of the merger agreement, Cell Genesys’s Chairman of the Board and Chief Executive Officer, Stephen A. Sherwin, M.D., who held less than one percent of the outstanding shares of Cell Genesys common stock as of the record date, entered into a voting agreement with BioSante, pursuant to which he agreed to vote his shares of Cell Genesys common stock in favor of adoption of the merger agreement and the merger and the other transactions contemplated by the merger agreement and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transaction contemplated by the merger agreement.

In addition, certain of BioSante’s directors and officers, who collectively held approximately 7.6 percent of the outstanding shares of BioSante common stock as of the record date, entered into a voting agreement with Cell Genesys, pursuant to which each stockholder agreed to vote its shares of BioSante capital stock in favor of adoption of the merger agreement and the merger and the other transactions contemplated by the merger agreement and approval of the issuance of shares of BioSante common stock in the merger, and against certain transactions or certain actions that would delay, prevent or nullify the merger or the transaction contemplated by the Merger Agreement.

All of the voting agreements will terminate upon the earlier of the consummation of the merger or the termination of the merger agreement.

Pursuant to that certain Settlement and Exchange Agreement dated May 10, 2009 between Cell Genesys and Tang Capital Partners, L.P., Tang, which holds approximately 8.7 percent of the outstanding shares of Cell Genesys as of the close of business on June 29, 2009, Tang has agreed that until the second anniversary of the Settlement and Exchange Agreement Tang will vote, or direct the vote of, its shares in the same proportion (for, against, withheld, and/or abstain without giving effect to any broker non-votes) as the votes that are collectively cast by all of the other Cell Genesys stockholders who are present and voting with respect to such matter.  Notwithstanding this requirement, the Settlement and Exchange Support Agreement further provides that Tang may vote, or direct the vote of, its shares in accordance with the recommendation of the Cell Genesys Board at every meeting of Cell Genesys stockholders until the second anniversary of the Settlement and Exchange Support Agreement.

BIOSANTE’S BUSINESS

Overview

BioSante is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  BioSante also is engaged in the development of its proprietary calcium phosphate nanotechnology, or CaP, primarily for aesthetic medicine, novel vaccines and drug delivery.

The following is a list of BioSante’s key products:

•                  LibiGel — once daily transdermal testosterone gel in Phase III clinical development under an SPA for the treatment of female sexual dysfunction, or FSD.

•                  Elestrin — once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration, or FDA, indicated for the treatment of moderate-to-severe vasomotor symptoms (hot flashes) associated with menopause and marketed in the U.S.

•                  The Pill-Plus (triple hormone contraceptive) — once daily use of various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives.

•                  Bio-T-Gel — once daily transdermal testosterone gel in development for the treatment of hypogonadism, or testosterone deficiency, in men.

In order to market products in the United States, BioSante is required to obtain approval of a new drug application, or NDA, or an abbreviated NDA, or ANDA, for each such product from the FDA.  With respect to Elestrin, BioSante submitted an NDA in February 2006 and received non-conditional and full approval of the NDA from the FDA in December 2006.  In addition, BioSante received three years of marketing exclusivity for Elestrin.  In December 2008, BioSante entered into a sublicense agreement and an asset purchase agreement with Azur Pharma International II Limited for the marketing of Elestrin and the sale of certain assets related to Elestrin.  Azur has agreed to promote Elestrin using its women’s health sales force that targets estrogen prescribing physicians in the U.S. comprised mostly of gynecologists.  In addition, Azur has agreed to minimum marketing expenditures in the first two years of the agreement.

Prior to submitting an NDA or ANDA for BioSante’s other products, the products must undergo human clinical trials.  With respect to LibiGel, BioSante believes, based on agreements with the FDA, including an SPA received in January 2008, that two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III cardiovascular and breast cancer safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of an NDA for LibiGel for the treatment of FSD, specifically, hypoactive sexual desire disorder, or HSDD, in menopausal women.  The SPA process and agreement affirms that the FDA agrees that the LibiGel Phase III safety and efficacy clinical trial design, clinical endpoints, sample size, planned conduct and statistical analyses are acceptable to support regulatory approval.  Further, it indicates that these agreed measures will serve as the basis for regulatory review and any decision by the FDA to approve an NDA for LibiGel.  The LibiGel SPA trials use BioSante’s validated instruments to measure the clinical endpoints.  The January 2008 SPA agreement covers the pivotal Phase III safety and efficacy trials of LibiGel in the treatment of FSD for “surgically” menopausal women.  In July 2008, BioSante received another SPA for its LibiGel program in the treatment of FSD, specifically, HSDD in “naturally” menopausal women.

Currently, three LibiGel Phase III studies are underway: two LibiGel Phase III safety and efficacy clinical trials and one Phase III cardiovascular and breast cancer safety study.  Both Phase III safety and efficacy trials are double-blind, placebo-controlled trials that will enroll up to approximately 500 surgically menopausal women each for a six-month clinical trial.  The Phase III safety study is a randomized, double-blind, placebo-controlled, multi-center, cardiovascular events driven study of between 2,400 and 3,100 women exposed to LibiGel or placebo for 12 months at which time BioSante intends to submit an NDA to the FDA.  Following NDA submission and potential FDA approval, BioSante will continue to follow the subjects in the safety study for an additional four years.  BioSante expects the Phase III clinical study program of LibiGel to require significant resources.  Therefore, BioSante will need to raise substantial additional capital.  Alternatively, BioSante may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights BioSante has under its existing license agreements or enter into other business collaborations or combinations, including the possible sale of the company.

BioSante’s CaP technology is based on the use of extremely small, solid, uniform particles, which BioSante calls “nanoparticles.”  BioSante is pursuing the development of three potential initial applications for its CaP technology.  First, CaP technology is being tested in the area of aesthetic medicine.  Second, BioSante is pursuing the creation of improved versions of current vaccines and new vaccines by the “adjuvant” activity of BioSante’s proprietary nanoparticles that enhance the ability of a vaccine to stimulate an immune response.  The same nanoparticles allow for delivery of the vaccine via alternative routes of administration including non-injectable routes of administration.  Third, BioSante is pursuing the creation of oral, buccal, intranasal, inhaled and longer acting delivery of drugs that currently must be given by injection (e.g., insulin).

The following is a list of BioSante’s CaP products in development:

•                  BioLook — facial line filler in development using proprietary CaP technology in the area of aesthetic medicine.

•                  BioVant — proprietary CaP adjuvant and delivery technology in development for improved versions of current vaccines and new vaccines against viral and bacterial infections and autoimmune diseases, among others.  BioVant also serves as a delivery system for non-injected delivery of vaccines.

•                  BioOral — a delivery system using CaP technology for oral/buccal/intranasal administration of proteins and other therapies that currently must be injected.

•                  BioAir — a delivery system using CaP technology for inhalable versions of proteins and other therapies that currently must be injected.

Hormone Therapy Market

Hormone therapy is used to relieve one or more symptoms caused by declining or low hormone levels.  Symptoms addressed by hormone therapies include female sexual dysfunction and menopausal symptoms in women, including hot flashes, vaginal atrophy and impotence, lack of sex drive and muscle weakness in men.  The primary goal of hormone therapy is to safely and effectively relieve these dysfunctions and symptoms with minimal side effects.

Testosterone Therapy for Women.  Although generally characterized as a male hormone, testosterone also is present in women and its deficiency has been found to cause low libido or sex drive.  Studies have shown that testosterone therapy in women can boost sexual desire, sexual activity and pleasure, increase bone density, raise energy levels and improve mood.  According to a study published in the Journal of the American Medical Association, 43 percent of American women between the ages of 18-59, or about 40 million women, experience some degree of impaired sexual function.  Among the more than 1,400 women surveyed, 32 percent lacked interest in sex (low sexual desire) and 26 percent could not experience orgasm.  Furthermore, according to a study published in the New England Journal of Medicine, 43 percent of American women between the ages of 57-85 experience low sexual desire.  Importantly, according to IMS data, two million testosterone prescriptions were written off-label for women by U.S. physicians in 2007.  Female sexual dysfunction (FSD), is defined as a lack of sexual desire, arousal or pleasure.  The majority of women with FSD are postmenopausal, experiencing symptoms due to hormonal changes that occur with aging or following surgical menopause.

There is no pharmaceutical product currently approved in the United States for FSD, specifically hypoactive sexual desire disorder (HSDD).  While several therapies have been tested to treat FSD, thus far testosterone therapy appears to be the only treatment that results in a consistent significant increase in the number of satisfying sexual events in women, which represents one of the two key efficacy endpoints chosen by the FDA for pivotal clinical trials of FSD therapies.  BioSante is not aware of another testosterone therapy product for the treatment of FSD in active clinical development in the U.S. other than LibiGel.

In December 2004, the FDA’s Reproductive Health Drugs Advisory Committee panel voted unanimously against recommending the approval of Procter & Gamble’s Intrinsa testosterone patch for HSDD.  The panel’s main concern was a desire to have additional safety data available particularly as it pertains to potential increased risk of cardiovascular disease and breast cancer in women treated chronically with testosterone in combination with estrogen.  Despite the recommendation not to approve Intrinsa, the panel voted that Intrinsa provides a clinically meaningful benefit for women with HSDD.  Procter & Gamble withdrew its NDA for Intrinsa and it is BioSante’s understanding that Procter & Gamble completed two Phase III studies in over 1,000 surgically menopausal women, two additional Phase III studies in over 1,000 naturally menopausal women (i.e., with an intact uterus and ovaries) as well as additional Phase III studies in different patient populations for a total of five Phase III clinical studies with several currently not yet finished.  However, to date, BioSante is not aware of any clinical activity by Procter & Gamble to provide the required safety data.  Procter & Gamble received European regulatory approval for its Intrinsa patch in July 2006 and began marketing the product in Europe during the first half of 2007.  It is BioSante’s understanding that Procter & Gamble has not made any final decision as to whether it will continue to pursue regulatory approval of Intrinsa in the United States.

Pursuant to BioSante’s discussions, meetings and agreements with the FDA including an SPA received in January 2008 regarding LibiGel, it believes two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of an NDA for LibiGel.

Estrogen and Combined Estrogen Therapy for Women.  According to The North American Menopause Society, there are more than 40 million postmenopausal women in the U.S., and this group is expected to grow 25 percent by 2010.  Menopause begins when the ovaries cease to produce estrogen, or when both ovaries are surgically removed prior to natural menopause.  The average age at which women experience natural menopause is 51 years.  The average age of surgical menopause is 41 years.  The most common physical symptoms of natural or surgical menopause and the resultant estrogen deficiency are hot flashes, vaginal atrophy and osteoporosis.  According to the North American Menopause Society, recent studies show that hot flashes occur in approximately two-thirds of menopausal women.  Hormone therapy in women decreases the chance that women will experience the symptoms of menopause due to estrogen deficiency.  According to industry estimates, approximately six million women in the U.S. currently are receiving some form of estrogen or combined estrogen hormone therapy.  According to IMS Health, the current market in the U.S. for single-entity estrogen products was approximately $1.4 billion in 2008, of which the transdermal segment, mostly patches, is reported at about $290 million.  As the “baby boomer” generation ages, the number of women reaching menopause, a large percentage of whom may need estrogen or combined estrogen therapy, is between 5,000 and 6,000 women per day in the U.S.

There are several treatment options for women experiencing menopausal symptoms, which vary according to which symptoms a woman experiences and whether or not she has had a hysterectomy.  Estrogen is most commonly given orally in pill or tablet form.  There are several potential side effects, however, with the use of oral estrogen, including insufficient absorption by the circulatory system, upset stomach, gallstones, blood clots as well as an increase in C-reactive protein, a possible marker for cardiovascular inflammation.  Reports suggest that oral estrogen causes an increase in strokes and blood clots.  Although transdermal, or skin, patches have been shown to avoid some of these problems or effects, transdermal patches have a physical presence, can fall off, and can result in skin irritation.  However, transdermal delivery of estrogen via patches or gels may reduce the risks associated with oral estrogen, including having no effect on C-reactive protein and potentially reduce the risk of breast cancer and cardiovascular disease.

Women who have not had a hysterectomy must take estrogen in combination with progestogen (either progestin or progesterone) as estrogen alone may increase endometrial hyperplasia and endometrial cancer risks.  In July 2002, the National Institutes of Health (NIH) released data from its Women’s Health Initiative (WHI) study on the risks and benefits associated with long-term use of oral hormone (conjugated estrogen plus progestin) therapy.  The NIH announced that it was discontinuing the arm of the study investigating the use of the estrogen/progestogen tablet combination from the WHI study because Prempro®, the combination oral estrogen/progestogen therapy product used in the study, was shown to cause an increase in the risk of invasive breast cancer after an average follow-up period of 5.2 years.  The study also found an increased risk of stroke, heart attacks and blood clots and concluded that overall health risks exceeded benefits from use of the orally delivered combined estrogen plus progestogen product among healthy postmenopausal women.  Also in July 2002, the National Cancer Institute (NCI) published the results of an observational study in which it found that postmenopausal women who used estrogen therapy for 10 or more years had a higher risk of developing ovarian cancer than women who never used hormone therapy.  The markets for female hormone therapies for menopausal symptoms declined as a result of these published studies.

In March 2004, the NIH announced that the estrogen-alone arm of the study was discontinued after nearly seven years because the NIH concluded that estrogen alone does not affect (either increase or decrease) heart disease, the major question being evaluated in the study.  The findings indicated a slightly increased risk of stroke as well as a decreased risk of hip fracture and breast cancer.  Preliminary data from the memory portion of the WHI study suggested that estrogen alone may possibly be associated with a slight increase in the risk of dementia or mild cognitive impairment.

Recently published results suggest that age has an effect on these results and women who begin estrogen therapy in their fifties might in fact see a decrease in the risk of heart disease and breast cancer.  The WHI studies were conducted using only oral conjugated estrogen.

In May 2006, data from the Nurses’ Health Study (NHS) were published in the Archives of Internal Medicine showing no increase in invasive breast cancer risk among postmenopausal hysterectomized women who used estrogen-alone therapy for less than 10 years.  The NHS researchers also reported a nonsignificant decrease in breast cancer risk among current estrogen therapy users for five to 9.9 years.  These data are consistent with the recent findings on estrogen therapy and breast cancer that were published from the Women’s Health Initiative (WHI) Estrogen Therapy (ET) sub-study.  The NHS is a large prospective cohort study of over 120,000 registered nurses in the United States.  There were 11,508 women who had a hysterectomy and reported information on estrogen use at baseline in 1980.  The study population was expanded every two years as NHS participants reported having a hysterectomy and becoming menopausal.  By the final follow-up period (2000- 2002), there were 28,835 women being followed in the study.

In February 2007, the medical journal Circulation published data suggesting the risks of hormones are dramatically reduced when the drugs are absorbed through the skin in patches and gels rather than taken as pills.  The study by French researchers showed that one of the most serious risks associated with hormone use — blood clots — could be virtually eliminated if women switch to a skin-delivery system like the patch. It is estimated that more than six million U.S. women use menopause hormones to relieve hot flashes and other symptoms.  Although hormone drugs come in pills, patches, gels, a lotion and rings, the vast majority of U.S. women use the pill form.

Among the 881 women studied in the Circulation report, researchers found that women who took oral hormone pills were four times as likely to suffer a serious blood clot.  Women who used transdermal hormone patches or gels were at no higher risk for blood clots than women who did not take hormones at all.  The research, collected from a continuing study called ESTHER (which stands for Estrogen and Thromboembolism Risk), was funded primarily by French government health agencies and also received some support from drug companies that make patch treatments.  The women studied were taking either estrogen only or an estrogen-and-progestin combination.

As a result of the findings from the WHI and other studies, the FDA has required that “black box” labeling be included on all estrogen products marketed in the United States to warn, among other things, that these products have been associated with increased risks for heart disease, heart attacks, strokes, and breast cancer and that they are not approved for heart disease prevention.  In addition, NIH guidelines, which are supported by many physicians and the FDA, as well as the American College of Obstetricians and Gynecologists (ACOG) and the North American Menopause Society (NAMS), recommend hormone therapy for treating menopausal symptoms in the lowest dose possible for the shortest duration of time consistent with therapeutic goals.

The primary advantage of transdermal estrogen therapy products over oral products is that the estrogen avoids the “first pass” through the liver where it may have certain negative effects and it avoids being metabolized and losing potency, thereby allowing a lower dosage of hormone to be used.  In addition, unlike the oral products containing conjugated estrogens, which were evaluated in the NIH trials, transdermal products, such as BioSante’s Elestrin, use estradiol which is identical to the estrogen produced naturally by a woman’s ovaries.  No studies to date have evaluated the long-term effects of transdermal estrogen alone.  Despite the lack of such studies, however, the FDA has approved several transdermal estrogen or estrogen combined with progestogen products, including transdermal patches and a spray, manufactured by Noven Pharmaceuticals, Inc., Berlex Laboratories, Inc., Mylan Laboratories, Inc., Novartis Pharma AG, Pfizer Inc., Watson Pharmaceuticals, Inc. and KV Pharmaceutical Co.; transdermal gels marketed by Ascend Therapeutics, Inc. and Upsher-Smith Laboratories, Inc. and BioSante’s Elestrin transdermal gel marketed by Azur.

Testosterone Therapy for Men.  Testosterone deficiency in men is known as hypogonadism.  Low levels of testosterone may result in lethargy, depression, decreased sex drive, impotence, low sperm count and increased irritability.  Men with severe and prolonged reduction of testosterone also may experience loss of body hair, reduced muscle mass, osteoporosis and bone fractures due to osteoporosis.  Approximately five million men in the United States, primarily over age 40, have lower than normal levels of testosterone.  Testosterone therapy has been shown to restore levels of testosterone with minimal side effects.

There are currently several products on the market for the treatment of low testosterone levels in men.  As opposed to estrogen therapy products, oral administration of testosterone is currently not possible as the hormone is, for the most part, rendered inactive in the liver making it difficult to achieve adequate levels of the compound in the bloodstream.  Current methods of administration include testosterone injections, patches and gels.  Testosterone injections require large needles, are often painful and not effective for maintaining adequate testosterone blood levels throughout the day.  Delivery of testosterone through transdermal patches was developed primarily to promote the therapeutic effects of testosterone therapy without the often painful side effects associated with testosterone injections.  Transdermal patches, however, similar to estrogen patches, have a physical presence, can fall off, and can result in skin irritation.  Testosterone formulated gel products for men are designed to deliver testosterone without the pain of injections and the physical presence, skin irritation and discomfort associated with transdermal patches.  BioSante is aware of two gel testosterone products for men currently on the market in the United States.  According to IMS Health, the U.S. market for transdermal testosterone therapies grew approximately 21 percent in 2008 to $755 million from $624 million in 2007.  BioSante has entered into a development and license agreement with Teva Pharmaceuticals USA, Inc., pursuant to which Teva USA agreed to develop its male testosterone gel, Bio-T-Gel, for the U.S. market.

Description of BioSante’s Products

Overview.  BioSante’s primary products are gel formulations of testosterone and estradiol.  The gels are designed to be quickly absorbed through the skin after application on the upper arm for the women’s products, delivering the hormone to the bloodstream evenly and in a non-invasive, painless manner.  The gels are formulated to be applied once per day and to be absorbed into the skin without a trace of residue and to dry in under one to two minutes.

BioSante believes its products have a number of benefits over competitive products, including the following:

•                  BioSante’s transdermal gels can be spread over areas of skin where they dry rapidly and decrease the chance for skin irritation versus transdermal patches;

•                  BioSante’s transdermal gels may have fewer side effects than many pills which have been known to cause gallstones, blood clots and complications related to metabolism;

•                  BioSante’s transdermal gels have been shown to be well absorbed, thus allowing clinical hormone levels to reach the systemic circulation;

•                  hormone therapy using gels may allow for better dose adjustment than either transdermal patches or oral tablets or capsules; and

•                  gel formulations may be more appealing to patients since they are less conspicuous than transdermal patches, which may be aesthetically unattractive.

BioSante’s principal gel products include LibiGel, Elestrin and Bio-T-Gel.  In addition to BioSante’s gel products, BioSante also has licensed The Pill-Plus, which is a triple hormone contraceptive that uses various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives.

LibiGel.  LibiGel is a once daily transdermal testosterone gel designed to treat FSD, specifically HSDD in menopausal women.  The majority of women with FSD are postmenopausal, experiencing FSD due to hormonal changes due to aging or following surgical menopause.  LibiGel successfully has completed a Phase II clinical trial, and BioSante’s three Phase III safety and efficacy clinical studies are underway and enrolling women.

With respect to LibiGel, BioSante believes based on agreements with the FDA, including an SPA received in January 2008, that two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III cardiovascular and breast cancer safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of an NDA for LibiGel for the treatment of FSD, specifically, HSDD in menopausal women.  The SPA process and agreement affirms that the FDA agrees that the LibiGel Phase III safety and efficacy clinical trial design, clinical endpoints, sample size, planned conduct and statistical analyses are acceptable to support regulatory approval.  Further, it indicates that these agreed measures will serve as the basis for regulatory review and any decision by the FDA to approve an NDA for LibiGel.  These SPA trials use BioSante’s validated instruments to measure the clinical endpoints.  The January 2008 SPA agreement covers the pivotal Phase III safety and efficacy trials of LibiGel in the treatment of FSD for “surgically” menopausal women.  In July 2008, BioSante received another SPA for its LibiGel program in the treatment of FSD, specifically, HSDD in “naturally” menopausal women.

Currently, three LibiGel Phase III studies are underway: two LibiGel Phase III safety and efficacy clinical trials and one Phase III cardiovascular and breast cancer safety study.  Both Phase III safety and efficacy trials are double-blind, placebo-controlled trials that will enroll up to approximately 500 surgically menopausal women each for a six-month clinical trial.  The Phase III safety study is a randomized, double-blind, placebo-controlled, multi-center, cardiovascular events driven study of between 2,400 and 3,100 women exposed to LibiGel or placebo for 12 months at which time BioSante intends to submit an NDA to the FDA.  Following NDA submission and potential FDA approval, BioSante will continue to follow the subjects in the safety study for an additional four years.  BioSante expects the Phase III clinical study program of LibiGel to require significant resources.

Elestrin.  BioSante’s estrogen formulated gel product, Elestrin, is a once daily transdermal gel that delivers estrogen without the skin irritation associated with, and the physical presence of, transdermal patches, and to avoid the effects of oral estrogen.  Elestrin contains estradiol versus conjugated equine estrogen contained in the most commonly prescribed oral estrogen.

In December 2006, BioSante received FDA approval for the marketing of Elestrin in the United States.  Elestrin is indicated for the treatment of moderate-to-severe vasomotor symptoms (hot flashes) associated with menopause.  Elestrin is administered using a metered dose applicator that delivers 0.87 grams of gel per actuation, thereby allowing for precise titration from dose to dose.  Two doses of Elestrin, 0.87 grams per day and 1.7 grams per day, were approved by the FDA.  The 0.87 gram dose of Elestrin, which delivers 12.5 mcg of estradiol per day, is one of the lowest daily doses of estradiol approved by the FDA for the treatment of hot flashes and is 67 percent lower than the lowest dose, FDA-approved, estrogen patch for hot flashes on the market.  The Elestrin FDA approval was a non-conditional and full approval.  In addition, BioSante received three years of marketing exclusivity for Elestrin.

In November 2006, BioSante entered into an exclusive sublicense agreement with Nycomed for the marketing of Elestrin in the United States.  Upon execution of the agreement, BioSante received an upfront payment of $3.5 million.  In addition, in 2007, Nycomed paid BioSante an additional $10.5 million which was triggered by FDA approval of Elestrin which occurred in the fourth quarter of 2006.  Nycomed also agreed to pay BioSante additional sales-based milestone payments, plus royalties on sales of Elestrin.  Nycomed commercially launched Elestrin in the U.S. in June 2007.  BioSante did not receive any meaningful royalties from Nycomed on net sales of Elestrin.  Pursuant to a termination, release and settlement agreement with Nycomed, who was not interested in marketing women’s products, BioSante reacquired Elestrin and assumed all manufacturing, distribution and marketing responsibilities for Elestrin in August 2008.  Nycomed provided BioSante all information, documents and know-how that related to Elestrin, including the manufacture, use or sale of the product.  In addition, Nycomed agreed not to market or sell any low-dose topical estrogen gel products for the treatment of menopausal hot flashes for a period of 12 months.  The termination, release and settlement agreement also provides for a mutual release between the parties and the survival of the confidentiality, indemnification and insurance provisions of the exclusive sublicense agreement for a period of five years.

In December 2008, BioSante entered into a sublicense agreement and an asset purchase agreement with Azur for the marketing of Elestrin and the sale of certain assets related to Elestrin.  Upon execution of the agreement, BioSante received $3.325 million comprised of a $0.5 million product licensing fee and $2.825 million for transfer of the Elestrin trademark and inventories, among other items, less $462,500 BioSante paid to Antares, its licensor.  Azur has agreed to promote Elestrin using its women’s health sales force that consists of approximately 60 sales people that targets estrogen prescribing physicians in the U.S. comprised mostly of gynecologists.  In addition, Azur has agreed to minimum marketing expenditures in the first two years of the agreement.  The financial terms of the sublicense agreement include an upfront sublicense fee, sales-based milestone payments and royalty payments to BioSante ranging primarily from 10 percent to 20 percent and depending primarily upon the annual sales levels of Elestrin.  Azur’s obligation to pay royalties will end on the later of (i) the last expiration of the patents covering Elestrin in the United States and (ii) December 31, 2023.  Either party may terminate the license agreement upon the other party’s material breach of the agreement after written notice specifying the alleged breach and an opportunity to cure the breach or upon the other party’s insolvency or bankruptcy.  Azur may terminate the sublicense agreement for any reason upon 90 days prior written notice and BioSante may terminate the sublicense agreement if Azur discontinues distribution of the product for at least three months.

In December 2008, BioSante signed an exclusive agreement with PharmaSwiss SA for the marketing of Elestrin in Israel.  PharmaSwiss is responsible for regulatory and marketing activities in Israel.  PharmaSwiss has submitted an Elestrin NDA in Israel based on BioSante’s results and manufacturing information.  Approval in Israel is expected to take approximately one year after the submission.

Our Other Hormone Therapy Products.  In addition to LibiGel and Elestrin, BioSante’s products include Bio-T-Gel and The Pill-Plus.  BioSante has entered into several license and sublicense agreements covering these and some of its other proposed products.

Bio-T-Gel.  In December 2002, BioSante entered into a development and license agreement with Teva Pharmaceuticals USA, Inc., a wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., pursuant to which Teva USA agreed to develop and market BioSante’s male testosterone gel, Bio-T-Gel, for the U.S. market.  The financial terms of the development and license agreement included a $1.5 million upfront payment by Teva USA and royalties on sales of the product, if and when approved and marketed, in exchange for rights to develop and market the product.  Teva USA also is responsible under the terms of the agreement for continued development, regulatory filings and all manufacturing and marketing associated with the product.  In 2005, BioSante was notified that Teva USA had discontinued development of the product and indicated to BioSante a desire to formally terminate the agreement.  In June 2007, BioSante signed an amendment to the agreement under which BioSante and Teva USA reinitiated its collaboration on the development of the product.  There were no changes to the master license agreement in force at that time.  Teva USA withdrew its previous notice of its desire to terminate the agreement and reinitiated funding and development of the product.  Teva USA also agreed to pay BioSante certain milestone payments plus royalties on sales of the product, if and when commercialized.  The product is owned by BioSante with no royalty or milestone obligations to any other party.  Teva USA is responsible under the revised agreement for continued development of the product, including required clinical trials, regulatory filings and all manufacturing and marketing associated with the product.

The Pill-Plus.  The Pill-Plus is based on three issued U.S. patents claiming triple hormone therapy via any route of administration (the combination use of estrogen plus progestogen plus androgen, e.g. testosterone) and three issued U.S. patents pertaining to triple hormone contraception.  In July 2005, BioSante obtained an exclusive license from Wake Forest University Health Sciences (formerly known as Wake Forest University) and Cedars-Sinai Medical Center for the three issued U.S. patents for triple hormone contraception.  The financial terms of the license include an upfront payment, regulatory milestone payments, maintenance payments and royalty payments by BioSante if a product incorporating the licensed technology gets approved and subsequently is marketed.  In May 2007, BioSante announced that it sub-licensed U.S. rights to a new triple hormone oral contraceptive to Pantarhei Bioscience B.V. (Pantarhei), a Netherlands-based pharmaceutical company.  Pantarhei is responsible under the agreement for all expenses to develop and market the product.  BioSante may receive certain development and regulatory milestones for the first product developed under the license.  In addition, BioSante will receive royalty payments on any sales of the product in the U.S., if and when approved and marketed.  If the product is sublicensed by Pantarhei to another company, BioSante will receive a percentage of any and all payments received by Pantarhei for the sublicense from a third party.  BioSante has retained all rights under its licensed patents to the transdermal delivery of triple hormone contraceptives.

In September 2008, BioSante announced positive results of clinical work on its Pill-Plus “triple hormone” therapy oral contraceptive.  The Pill-Plus adds a third hormone, an androgen, to the normal two hormone (estrogen and progestogen) oral contraceptive to prevent androgen deficiency which often leads to a decrease in sexual desire, sexual activity and mood changes.  BioSante retains rights to the Pill-Plus for transdermal development and marketing.  In a completed Phase II double-blind randomized clinical trial, the addition of an oral androgen resulted in restoration of testosterone levels to the normal and physiological range for healthy women.  Paradoxically, many women who use oral contraceptives have reduced sexual desire, arousabilty and activity due to the estrogen and progestogen in normal oral contraceptives.  The Pill-Plus is designed to improve the condition known as female sexual dysfunction in oral contraceptive users, among other potential benefits.

Other Proposed Products.  In September 2000, BioSante sublicensed the marketing rights to its gel products in Canada to Paladin Labs Inc.  In exchange for the sublicense, Paladin agreed to make an initial investment in BioSante, make future milestone payments and pay royalties on sales of the products in Canada.  The milestone payments are required to be in the form of a series of equity investments by Paladin in BioSante common stock at a 10 percent premium to the market price of its stock at the time the equity investment is made.

In August 2001, BioSante entered into a sublicense agreement with Solvay Pharmaceuticals, B.V. covering the U.S. and Canadian rights to the estrogen/progestogen combination transdermal hormone therapy gel product licensed from Antares.  Under the terms of the agreement, Solvay sublicenses BioSante’s estrogen/progestogen combination transdermal hormone therapy gel product for an initial payment of $2.5 million, future milestone payments and escalating sales-based royalties.  Solvay has been responsible for all costs of development to date.  BioSante believes that the hormone therapy product licensed to Solvay is not in active development by Solvay, and its does not expect its active development to occur at any time in the near future.

Description of BioSante’s CaP Technology and Products in Development

BioSante believes its CaP technology can serve as a facial line filler in the area of aesthetic medicine and as an effective vehicle for delivering drugs and vaccines and enhancing the effects of vaccines.  BioSante’s CaP nanoparticles successfully have passed the first stage of toxicity studies for administration orally, into muscles, under the skin, and into the lungs by inhalation.  BioSante successfully has completed a Phase I human clinical safety trial of CaP.  BioSante has entered into several subcontract or development agreements with various corporate partners and governmental entities concerning its CaP technology.

Overview of CaP Technology.  Research and development involving BioSante’s CaP technology originated in a project under an agreement dated April 6, 1989 between the University of California and one of BioSante’s predecessor companies, relating to viral protein surface absorption studies.  The discovery research was funded at UCLA School of Medicine and was based, in essence, on the use of extremely small, solid, uniform particles as components that could increase the stability of drugs and act as systems to deliver drugs into the body.  Research in these areas at UCLA or BioSante’s laboratory has resulted in the issuance of a number of patents, which it either licenses from the University of California or own.

These ultra fine particles are made from inert, biologically acceptable materials, such as ceramics, pure crystalline carbon or biodegradable calcium phosphate-like particles.  The size of the particles is in the nanometer range.  A nanometer is one millionth of a millimeter and typically particles measure approximately 300 nanometers (nm).  Because the size of these particles is measured in nanometers, BioSante uses the term “nanoparticles” to describe them.

BioSante uses the nanoparticles as the basis of a delivery system.  The critical property of these nanoparticles is that biologically active molecules, proteins, peptides or pharmacological agents, for example, vaccine components like bacterial or viral antigens or proteins like insulin, attached to them, retain their activity and can be protected from natural alterations to their molecular structure by adverse environmental conditions.  It has been shown in studies conducted by BioSante and confirmed by others that when these combinations are injected into animals, the attachment can enhance the biological activity as compared to injection of the molecule alone.

BioSante believes its CaP technology has a number of benefits, including the following:

•                  it is biodegradable (capable of being decomposed by natural biological processes) and non-toxic and therefore potentially safe to use and introduce into the human body;

•                  it is fast, easy and inexpensive to manufacture, which should keep costs down and potentially lead to higher profit margins compared to other delivery systems;

•                  the nanometer (one-millionth of a millimeter) size range makes it ideal for delivering drugs through aerosol sprays, inhalation or intranasally, instead of using often painful and inconvenient injections; and

•                  it has excellent “loading” capacity — the amount of molecules that can bond with the nanoparticles — thereby potentially decreasing the dose needed to be taken by patients while enhancing the release capabilities.

Potential Commercial Applications for CaP.  BioSante plans to develop commercial applications of its CaP technology and any proprietary technology developed as a result of its ongoing research and development efforts.  Initially, BioSante plans to pursue primarily the development of:

•                  a facial line filler using CaP technology in the area of aesthetic medicine;

•                  injected and non-injected vaccines using CaP as a delivery system and vaccine adjuvant; and

•                  drug delivery systems, including a method of delivering proteins (e.g., insulin) orally or buccally, or through intranasal and subcutaneous routes of administration.

BioSante’s pre-clinical research team in its laboratory in Doylestown, Pennsylvania currently is pursuing the development of its CaP technology in these areas as well as exploring other areas.

CaP Products in Development.  The following is a list of BioSante’s CaP products in development:

•                  BioLook — a facial line filler in development using proprietary CaP technology in the area of aesthetic medicine.

•                  BioVant — proprietary CaP adjuvant and delivery technology in development for improved versions of current vaccines and new vaccines against viral and bacterial infections and autoimmune diseases, among others.  BioVant also serves as a delivery system for non-injected delivery of vaccines.

•                  BioOral — a delivery system using CaP technology for oral/buccal/intranasal administration of proteins and other therapies that currently must be injected.

•                  BioAir — a delivery system using CaP technology for inhalable versions of proteins and other therapies that currently must be injected.

Aesthetic Medicine.  In November 2007, BioSante signed a license agreement covering the use of its CaP as a facial filler (referred to as, “BioLook”) in aesthetic medicine.  The license was signed with Medical Aesthetics Technology Corporation (referred to as “MATC”) with whom BioSante previously had been working in the field of aesthetic medicine under an option agreement.  Under the license agreement, MATC is responsible for continued development of BioLook, including required clinical trials, regulatory filings and all manufacturing and marketing associated with the product.  In exchange for this license, BioSante has taken an ownership position in MATC of approximately five percent of the common stock of MATC.  In addition to the ownership position, BioSante may receive certain milestone payments and royalties as well as share in certain payments if MATC sublicenses the technology.

Pre-clinical work to date by MATC indicates that BioSante’s BioLook nanotechnology performs well as a facial line filler and may be at least as long lasting and safe as other injectable fillers.  Preliminary results indicate long lasting effects with no adverse events.  BioLook should be extremely user friendly with minimal risk of side effects and may improve both facial wrinkles and fulfill larger facial volume needs.  Further pre-clinical tests currently are underway to confirm these preliminary positive results and determine whether BioLook can extend the beneficial wrinkle-filling effects longer than those produced by the leading hyaluronic acid fillers, such as Restylane currently marketed by Medicis Pharmaceutical Corporation, which typically last about six months after injection into the skin.  Human clinical testing of BioLook for this use is being planned and is expected to be initiated by MATC in 2009.

Vaccine Adjuvant and Delivery System.  BioSante believes that its CaP nanoparticles may offer a means of preparing new improved formulations of current vaccines that are equal or better in their safety and immunogenicity, that is, in their capacity to elicit an immune response, compared to alum-formulated and non-adjuvanted vaccines but may be injected in lower concentrations and less often which could result in certain benefits, including cost savings and improved patient compliance.  Also, BioSante believes that CaP will allow for creation of safe and effective vaccines for diseases and conditions for which new vaccine alternatives may be preferred.  Further, BioSante believes that CaP will allow for vaccines to be delivered by alternate routes of administration such as intranasally rather than by injection.

BioSante’s nanoparticles when combined with vaccine antigens have been shown in animal studies conducted by BioSante and others to possess an ability to elicit a higher immune response than non-adjuvanted vaccines and an immune response of the same magnitude as alum-formulated vaccines.  These preclinical studies also have shown that BioSante’s CaP nanoparticles also may sustain higher antibody levels over a longer time period than both alum-formulated vaccines and non-adjuvanted vaccines.  Because BioSante’s CaP nanoparticles are made of calcium phosphate-like material, which has a chemical nature similar to normal bone material and therefore is natural to the human body, as opposed to aluminum hydroxide, or alum, which is not natural to the human body, it believes that its nanoparticles may be safer to use than alum especially for intranasal delivery.  In BioSante’s animal studies, it observed no material adverse reactions when its CaP nanoparticles were administered at effective levels.

BioSante filed an investigational new drug, or IND, application with the FDA and have conducted a Phase I human clinical trial of CaP as a vaccine adjuvant and delivery system, which it calls BioVant.  As discussed in more detail under the heading “Government Regulation,” the purpose of a Phase I trial is to evaluate the metabolism and safety of the experimental product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of possible effectiveness.  The Phase I trial of BioSante’s CaP specifically looked at safety parameters, including local irritation and blood chemistry changes.  The Phase I trial was a double blind, placebo controlled trial, in 18 subjects to determine the safety of CaP as a vaccine adjuvant.  The trial results showed that there was no apparent difference in side-effect profile between CaP and placebo.  Phase I and or Phase II clinical trials will need to be repeated for each CaP/vaccine and CaP/protein drug developed.

Drug Delivery Systems.  The third field of use in which BioSante is exploring applying its CaP technology involves creating novel and improved forms of delivery of drugs, especially proteins (e.g., insulin).  The attachment of drugs to CaP may enhance their effects in the body or enable the addition of further protective coatings to permit oral, delayed-release and mucosal (through mucous membranes) applications.  Currently, insulin is given by frequent, inconvenient and often painful injections.  However, several companies are in the process of developing and testing products that will deliver insulin orally or through inhalation.  BioSante has shown pre-clinical efficacy in the oral delivery of insulin in normal and diabetic mouse models.

In November 2008, BioSante announced that it had been awarded a $150,000 Small Business Innovation Research (SBIR) grant from the National Institutes of Health (NIH) to support its development of formulations for the pulmonary delivery of interferon alpha (IFN-a) using its CaP technology.  The grant will be used to fund product development for IFN-a formulated with CaP particles for administration via inhalation.  The desired outcome is safe and effective treatment of hepatitis B and C.  An inhaled product may allow for convenient self treatment which would be an improvement over the current injectable IFN-a.

License and Development Activities.  In addition to continuing BioSante’s own research and development in the potential commercial applications of its CaP technology, BioSante has sought and continue to seek opportunities to enter into business collaborations or joint ventures with vaccine companies and others interested in development and marketing arrangements with respect to its CaP technology.  BioSante believes these collaborations may enable it to accelerate the development of potential improved vaccines and the delivery of injectable drugs by other routes of administration, such as orally, buccally, intranasally or through needle-free administration.  BioSante’s out-licensing activities with respect to its CaP vaccine adjuvant and delivery system for use in other companies’ vaccines, have to date included meeting with target sub-licensees and, in some cases, agreeing that the target sub-licensee will test its CaP adjuvant or delivery system in their animal models.  Thereafter, the target sub-licensee may send to BioSante its vaccine antigen or DNA that BioSante will then formulate with its nanoparticles and return for use in the target sub-licensee’s animal models.  Once this is completed, if the results are positive, BioSante would seek to negotiate an out-license agreement with the target sub-licensee.

It is important to point out that vaccine development is an expensive and long-term process.  BioSante has used its strategy of utilizing primarily outside resources to fund CaP’s development in order to leverage the expertise of other companies and the United States government and to minimize its spending on this expensive and long-term development work.  BioSante’s strategic plan is to focus on its hormone therapy products and to seek collaborations and funding for its CaP technology.

Sales and Marketing

BioSante currently has no sales and marketing personnel to sell any of its products on a commercial basis.  Under BioSante’s license and sublicense agreements, its licensee and sub-licensees have agreed to market the products covered by the agreements in certain countries.  For example, under BioSante’s sublicense agreement with Azur, Azur has agreed to use commercially reasonable efforts to manufacture, market, sell and distribute Elestrin for commercial sale and distribution throughout the United States.  If and when BioSante is ready to commercially launch a product not covered by its license or sublicense agreements, it will either contract with or hire qualified sales and marketing personnel or seek a joint marketing partner or licensee to assist it with this function.

Research and Product Development

BioSante spends a significant amount of its financial resources on product development activities, with the largest portion being spent on clinical trials of its products, including in particular LibiGel.  BioSante spent approximately $15.8 million in 2008, $4.8 million in 2007 and $3.9 million in 2006 on research and development activities.  BioSante spent an average of approximately $1.3 million per month on research and development activities during 2008.  During the first six months of 2009, BioSante spent $6.6 million on research and development activities.  To save costs, in April 2009, BioSante decided to delay screening new subjects for its LibiGel Phase III safety study and to continue the study for those women already enrolled in the study.  BioSante intends to reinitiate screening and enrollment in the safety study at an appropriate time once it has closed the proposed merger with Cell Genesys. Currently, BioSante continues to screen for and enroll new subjects in the LibiGel Phase III efficacy trials.  This change in BioSante’s clinical study screening likely will delay the eventual submission of the LibiGel NDA.  The amount of BioSante’s research and development expenditures fluctuate from period-to-period depending upon:  (1) the amount of resources, including cash and cash equivalents, available; (2) BioSante’s development schedule, including the timing of its clinical trials; (3) results of studies, clinical trials and regulatory decisions; (4) whether BioSante or its licensees are funding the development of the products; and (5) competitive developments.

Manufacturing

BioSante currently does not have any facilities suitable for manufacturing on a commercial scale basis any of its products nor does it have any experience in volume manufacturing.  BioSante’s plan is to use third-party current Good Manufacturing Practices, or cGMP, manufacturers to manufacture its products in accordance with FDA and other appropriate regulations.  BioSante’s gel hormone products for use in clinical trials are currently manufactured by an approved U.S.-based manufacturer under FDA-approved, cGMP conditions as is Elestrin for commercial supplies.

Patents, Licenses and Proprietary Rights

BioSante’s success depends and will continue to depend in part upon its ability to maintain its exclusive licenses, to maintain patent protection for its products and processes, to preserve its proprietary information and trade secrets and to operate without infringing the proprietary rights of third parties.  BioSante’s policy is to attempt to protect its technology by, among other things, filing patent applications or obtaining license rights for technology that it considers important to the development of its business.

BioSante licenses the technology underlying certain of its products, other than Bio-T-Gel, The Pill-Plus and the CaP technology, from Antares Pharma, Inc.  BioSante entered into the license agreement with Antares in June 2000.  Under the agreement, Antares granted BioSante an exclusive license to certain products, including rights to sublicense the products, in order to develop and market the products in certain territories.  BioSante is the exclusive licensee in certain territories for an Antares issued patent for these products in the United States and has filed additional patent applications (several that include BioSante personnel as inventors) for this licensed technology in the U.S. and several foreign jurisdictions.  Under the agreement, BioSante is required to pay Antares certain development and regulatory milestone payments and royalties based on net sales of any products it or its sub-licensees sell incorporating the licensed technology.  Specifically, BioSante  is obligated to pay Antares 25 percent of all licensing-related proceeds and a portion of any associated royalties that it may receive.  Bio-T-Gel was developed and is fully-owned by BioSante.  BioSante licenses the technology underlying its proposed triple hormone contraceptives from Wake Forest University Health Sciences and Cedars-Sinai Medical Center.  The financial terms of this license include regulatory milestone payments, maintenance payments and royalty payments by BioSante if a product incorporating the licensed technology gets approved and is subsequently marketed.

As described earlier, BioSante has entered into several sublicense agreements with respect to its products.  The financial terms of these agreements generally include an upfront license fee, milestone payments, royalty payments to BioSante if a product incorporating the licensed technology gets approved and subsequently is marketed and a portion of any payments received from subsequent successful out-licensing efforts.

CaP Technology.  In June 1997, BioSante entered into a licensing agreement with the Regents of the University of California, which has subsequently been amended, pursuant to which the University granted BioSante an exclusive license to certain United States patents owned by the University, including rights to sublicense such patents, in fields of use pertaining to vaccine adjuvants and drug delivery systems.  The expiration dates of these patents range from 2010 to 2014. In addition, BioSante owns several patents and patent applications covering the technology expiring beginning in 2021.  The University of California also has filed patent applications for this licensed technology in several foreign jurisdictions, including Canada, Europe and Japan.  The license agreement requires BioSante to undertake various obligations, including the payment of royalties to the University based on a percentage of the net sales of any products it sells or a licensee sells incorporating the licensed technology.

As described earlier, BioSante has entered into a few agreements with respect to its CaP technology, including a license agreement covering the use of its CaP as a facial line filler (BioLook) in aesthetic medicine.

Patents and Patent Applications.  As described above, BioSante has licensed a patent portfolio relating to its hormone therapy products from Antares.  Antares also has a number of patent applications pending that BioSante believes it would benefit from and would be the subject of its license agreement with Antares.

In April 2007, BioSante announced that a new patent had issued covering the formulations used in LibiGel and Elestrin.  The patent, which was issued on April 3, 2007 and covers both LibiGel and Elestrin, is expected to expire on June 25, 2022.  This patent lists BioSante’s Chief Executive Officer as a coinventor.  In January 2009, BioSante announced that another patent had issued covering the formulation used in Elestrin.  This patent, which issued on December 30, 2008, also lists BioSante’s Chief Executive Officer as a coinventor and is also expected to expire on June 25, 2022.  Both patents are assigned to Antares and licensed to BioSante.

With respect to BioSante’s CaP technology, it owns two United States patents and a number of non-U.S. related patents and pending patent applications.  BioSante also has patent applications pending with the U.S. Patent and Trademark Office and internationally relating to its development work with CaP, including applications as a vaccine adjuvant, as a carrier for biologically active material, as a controlled release matrix for biologically active material, and for other applications of its CaP technology.  BioSante also has certain rights to several licensed patents from the University of California, which are governed under its license agreement with the University of California.

Trademarks and Trademark Applications/Registrations.  BioSante owns trademark registrations in the U.S. and/or in certain foreign jurisdictions for the marks BIOSANTE®, LIBIGEL®, BIO-E-GEL® and BIOAIR™.  In addition, BioSante has filed trademark applications for several other marks including ELESTRIN™ (pursuant to its sublicense of Elestrin to Azur in the U.S., it transferred the Elestrin trademark in the U.S. to Azur), BIO-T-GEL™, BIOVANT™ and covering goods that include or are closely related to products, vaccines and vaccine adjuvants and drug delivery platforms.  In addition, BioSante owns common law rights to several trademarks, including BIOSANTE®, LIBIGEL®, ELESTRIN™, BIO-E-GEL®, BIO-T-GEL™, THE PILL-PLUS™, LIBIGEL-E/T™, BIO-E/P-GEL™, BIOLOOK™, CAP-ORAL™, BIOVANT™, and BIOAIR™.  For those trademarks for which registration has been sought, registrations have issued for some of those trademarks in certain jurisdictions and others currently are in the application/prosecution phase.

Confidentiality and Assignment of Inventions Agreements.  BioSante requires its employees, consultants and advisors having access to its confidential information to execute confidentiality agreements upon commencement of their employment or consulting relationships with BioSante.  These agreements generally provide that all confidential information BioSante develops or makes known to the individual during the course of the individual’s employment or consulting relationship with BioSante must be kept confidential by the individual and not disclosed to any third parties.  BioSante also requires all of its employees and consultants who perform research and development for it to execute agreements that generally provide that all inventions conceived by these individuals during their employment by BioSante will be BioSante’s property.

Competition

There is intense competition in the biopharmaceutical industry, including in the hormone therapy market, the market for prevention and/or treatment of the same infectious diseases BioSante targets and in the acquisition of new products.  Potential competitors in the United States are numerous and include major pharmaceutical and specialized biotechnology companies, universities and other institutions.  In general, competition in the pharmaceutical industry can be divided into four categories:  (1) corporations with large research and developmental departments that develop and market products in many therapeutic areas;

(2) companies that have moderate research and development capabilities and focus their product strategy on a small number of therapeutic areas; (3) small companies with limited development capabilities and only a few product offerings; and (4) university and other research institutions.  All of BioSante’s competitors in categories (1) and (2) and some of its competitors in category (3) have longer operating histories, greater name recognition, substantially greater financial resources and larger research and development staffs than BioSante does, as well as substantially greater experience than BioSante in developing products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products.  A significant amount of research in the field is being carried out at academic and government institutions.  These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more aggressive in pursuing patent protection and negotiating licensing arrangements to collect royalties for use of technology that they have developed.

There are several firms currently marketing or developing products similar to BioSante.  They include Upsher-Smith Laboratories, Inc., Noven Pharmaceuticals, Inc., Wyeth, Auxilium Pharmaceuticals, Inc., Ascend Therapeutics, Inc., Watson Pharmaceuticals, Inc., KV Pharmaceutical Co. and Solvay Pharmaceuticals, Inc.  Competitor products include oral tablets, transdermal patches, a spray and gels.  BioSante expects its FDA-approved product, Elestrin, and its other products, if and when approved for sale, to compete primarily on the basis of product efficacy, safety, patient convenience, reliability and patent position.  In addition, the first product to reach the market in a therapeutic or preventative area is often at a significant competitive advantage relative to later entrants in the market and may result in certain marketing exclusivity as per federal legislation.  Acceptance by physicians and other health care providers, including managed care groups, is also critical to the success of a product versus competitor products.

With regard to BioSante’s CaP technology, the international vaccine industry is dominated by three companies:  GlaxoSmithKline plc, sanofi-aventis (through its subsidiaries, including Institut Merieux International S.A., Pasteur Merieux Serums et Vaccins, S.A., Connaught Laboratories Limited and Connaught Laboratories, Inc.) and Merck & Co., Inc.  The larger, better known pharmaceutical companies have generally focused on a traditional synthetic drug approach, although some have substantial expertise in biotechnology.  During the last decade, however, significant research activity in the biotechnology industry has been completed by smaller research and development companies, like BioSante, formed to pursue new technologies.

Governmental Regulation

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies in countries in which they do business.  Pharmaceutical products intended for therapeutic use in humans are governed by extensive FDA regulations in the United States and by comparable regulations in foreign countries.  Any products developed by BioSante will require FDA approvals in the United States and comparable approvals in foreign markets before they can be marketed.  The process of seeking and obtaining FDA approval for a previously unapproved new human pharmaceutical product generally requires a number of years and involves the expenditure of substantial resources.

Following drug discovery, the steps required before a drug product may be marketed in the United States include:

•                  completion of preclinical laboratory and animal testing;

•                  the submission to the FDA of an investigational new drug application, commonly known as an IND application, which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

•                  the completion of clinical and other studies to assess safety and parameters of use;

•                  the completion of multiple adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug product for its intended use;

•                  the submission to the FDA of a new drug application, commonly known as an NDA, or an abbreviated NDA, commonly known as an ANDA;

•                  satisfactory completion of an FDA pre-approval inspection of manufacturing facilities at which the drug product is produced, and potentially other involved facilities as well, to assess compliance with current good manufacturing practice, or cGMP, regulations and other applicable regulations; and

•                  FDA approval of the NDA or ANDA prior to any commercial sale or shipment of the product.

Pre-Clinical Studies and Clinical Trials.  Typically, preclinical studies are conducted in the laboratory and in animals to gain preliminary information on a proposed product’s uses and physiological effects and harmful effects, if any, and to identify any potential safety problems that would preclude testing in humans.  The results of these studies, together with the general investigative plan, protocols for specific human studies and other information, are submitted to the FDA as part of the IND application.  The FDA regulations do not, by their terms, require FDA approval of an IND.  Rather, they allow a clinical investigation to commence if the FDA does not notify the sponsor to the contrary within 30 days of receipt of the IND.  As a practical matter, however, FDA approval is often sought before a company commences clinical investigations.  That approval may come within 30 days of IND receipt but may involve substantial delays if the FDA requests additional information.

BioSante’s submission of an IND, or those of its collaboration partners, may not result in FDA authorization to commence a clinical trial.  A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.  Depending on its significance, the FDA also must approve changes to an existing IND.  Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed.  Alternatively, a central IRB may be used instead of individual IRBs.  The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.  Clinical testing also must satisfy extensive Good Clinical Practice requirements and regulations for informed consent.

The sponsor of a drug product typically conducts human clinical trials in three sequential phases, but the phases may overlap or not all phases may be necessary.  The initial phase of clinical testing, which is known as Phase I, is conducted to evaluate the metabolism, uses and physiological effects of the experimental product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of possible effectiveness.  Phase I studies can also evaluate various routes, dosages and schedules of product administration.  These studies generally involve a small number of healthy volunteer subjects, but may be conducted in people with the disease the product is intended to treat.  The total number of subjects is generally in the range of 20 to 80.  A demonstration of therapeutic benefit is not required in order to complete Phase I trials successfully.  If acceptable product safety is demonstrated, Phase II trials may be initiated.

Phase II trials are designed to evaluate the effectiveness of the product in the treatment of a given disease and involve people with the disease under study.  These trials often are well controlled, closely monitored studies involving a relatively small number of subjects, usually no more than several hundred.  The optimal routes, dosages and schedules of administration are determined in these studies.  If Phase II trials are completed successfully, Phase III trials are often commenced, although Phase III trials are not always required.

Phase III trials are expanded, controlled trials that are performed after preliminary evidence of the effectiveness of the experimental product has been obtained.  These trials are intended to gather the additional information about safety and effectiveness that is needed to evaluate the overall risk/benefit relationship of the experimental product and provide the substantial evidence of effectiveness and the evidence of safety necessary for product approval.  Phase III trials are usually conducted with several hundred to several thousand subjects.

A clinical trial may combine the elements of more than one phase and typically two or more Phase III studies are required.  A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative that the trial will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA.  In addition, a clinical trial may contain elements of more than one phase notwithstanding the designation of the trial as being of a particular phase.  The FDA closely monitors the progress of the phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based on the data accumulated and its assessment of the risk/benefit ratio to patients.  It is not possible to estimate with any certainty the time required to complete Phase I, II and III studies with respect to a given product.

New Drug Applications.  Upon the successful completion of clinical testing, an NDA is submitted to the FDA for approval.  This application requires detailed data on the results of preclinical testing, clinical testing and the composition of the product, specimen labeling to be used with the drug, information on manufacturing methods and samples of the product.  The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing.  Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA.  Under the policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 10 months in which to complete its initial review of a standard NDA and respond to the applicant.  The review process and the PDUFA goal date may be extended by three months if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months of the PDUFA goal date.  The FDA typically takes from 10 to 18 months to review an NDA after it has been accepted for filing.  Following its review of an NDA, the FDA invariably raises questions or requests additional information.  The NDA approval process can, accordingly, be very lengthy.  Further, there is no assurance that the FDA will ultimately approve an NDA.

During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved.  The FDA may refuse to approve an NDA and issue a not approvable letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical or other data, including one or more additional pivotal Phase III clinical studies.  Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.  Data from clinical trials are not always conclusive and the FDA may interpret data differently than BioSante or its collaboration partners interpret data.  If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA.  If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications.  The FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market.  In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs.  Drugs may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label.  Further, if there are any modifications to the drug, including changes in indications, other labeling changes, or manufacturing processes or facilities, BioSante may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require BioSante to develop additional data or conduct additional preclinical studies and clinical trials.

Special Protocol Assessments.  The special protocol assessment, or SPA, process generally involves FDA evaluation of a proposed Phase III clinical study protocol and a commitment from the FDA that the design and analysis of the trial are adequate to support approval of an NDA, if the trial is performed according to the SPA and meets its endpoints.  The FDA’s guidance on the SPA process indicates that SPAs are designed to evaluate individual clinical trial protocols primarily in response to specific questions posed by the sponsors.  In practice, the sponsor of a product candidate may request an SPA for proposed Phase III trial objectives, designs, clinical endpoints and analyses.  A request for an SPA is submitted in the form of a separate amendment to an IND, and the FDA’s evaluation generally will be completed within a 45-day review period under applicable PDUFA goals, provided that the trials have been the subject of discussion at an end-of-Phase II and pre-Phase III meeting with the FDA, or in other limited cases.

If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record.  While the FDA’s guidance on SPAs states that documented SPAs should be considered binding on the review division, the FDA has the latitude to change its assessment if certain exceptions apply.  Exceptions include identification of a substantial scientific issue essential to safety or efficacy testing that later comes to light, a sponsor’s failure to follow the protocol agreed upon, or the FDA’s reliance on data, assumptions or information that are determined to be wrong.

In January 2008, BioSante announced that it successfully completed and reached agreement with the FDA under the SPA process for its Phase III safety and efficacy clinical trials for LibiGel in the treatment of FSD, specifically, HSDD in “surgically” menopausal women.  In July 2008, BioSante received another SPA for its LibiGel program in the treatment of FSD, specifically, HSDD in “naturally” menopausal women.

The Hatch-Waxman Act.  Under the Hatch-Waxman Act, newly-approved drugs and new conditions of use may benefit from a statutory period of non-patent marketing exclusivity.  The Hatch-Waxman Act provides three years of marketing exclusivity for the approval of new and supplemental NDAs for, among other things, new indications, dosages or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application.  It is under this provision that BioSante received three years marketing exclusivity for Elestrin and expects to receive three years of marketing exclusivity for LibiGel.

Other Regulatory Requirements.  Regulations continue to apply to pharmaceutical products after FDA approval occurs.  Post-marketing safety surveillance is required in order to continue to market an approved product.  The FDA also may, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

All facilities and manufacturing techniques used to manufacture products for clinical use or sale in the United States must be operated in conformity with “current good manufacturing practice” regulations, commonly referred to as “cGMP” regulations, which govern the production of pharmaceutical products.  BioSante currently does not have any manufacturing capability.  In the event BioSante undertakes any manufacturing activities or contract with a third-party manufacturer to perform its manufacturing activities, it intends to establish a quality control and quality assurance program to ensure that its products are manufactured in accordance with the cGMP regulations and any other applicable regulations.

Foreign Regulation.  Products marketed outside of the United States are subject to regulatory approval requirements similar to those in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.  No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country.  The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval.  In certain European countries, the sales price of a product must also be approved.  The pricing review period often begins after market approval is granted.  BioSante intends to seek and utilize foreign partners to apply for foreign approvals of its products.

Employees

As of August 15, 2009, BioSante had 24 employees, including 20 in product development and four in management or administrative positions.  None of BioSante’s employees is covered by a collective bargaining agreement.  BioSante also engages independent contractors from time to time on an as needed basis.

Properties

BioSante’s principal executive office is located in a leased facility in Lincolnshire, Illinois, where BioSante leases approximately 12,000 square feet of office space for approximately $22,000 per month.  BioSante’s lease for this space expires in April 2010 and is renewable for an additional year expiring April 2011.  BioSante’s CaP development operations are located within the Bucks County Biotech Park in Doylestown, Pennsylvania where BioSante leases approximately 2,000 square feet of laboratory space for approximately $3,900 per month.  This lease is renewable in one year increments each July and expires in July 2010.  Management of BioSante considers its leased properties suitable and adequate for BioSante’s current and foreseeable needs.

Legal Proceedings

Other than the litigation commenced against BioSante in connection with the merger as described in more detail under the heading “The Merger—Litigation Relating to the Merger”, BioSante is not currently a party to any litigation, and is not aware of any pending or threatened litigation against it that BioSante believes would adversely affect its business, operating results or financial condition.

Available Information

BioSante is a Delaware corporation that was initially formed as a corporation organized under the laws of the Province of Ontario in 1996.  BioSante’s principal executive offices are located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.  BioSante’s telephone number is (847) 478-0500, and its Internet web site address is www.biosantepharma.com.  The information contained on BioSante’s web site or connected to its web site is not incorporated by reference into and should not be considered part of this joint proxy statement/prospectus.

BioSante makes available, free of charge and through its Internet web site, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to any such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after BioSante electronically files such material with, or furnishes it to, the SEC. BioSante also makes available, free of charge and through its Internet web site, to any stockholder who requests, its corporate governance guidelines, the charters of its board committees and its Code of Conduct and Ethics.  Requests for copies can be directed to Investor Relations at (847) 478-0500, extension 120.

CELL GENESYS’S BUSINESS

Overview

Cell Genesys, Inc. is a biotechnology company that was focused on the development and commercialization of novel biological therapies for patients with cancer.  In August 2008 and October 2008, Cell Genesys terminated its Phase III clinical trials of GVAX immunotherapy for prostate cancer, its lead product program, and subsequently implemented a substantial restructuring plan and announced its intention to explore alternatives for Cell Genesys.  In June 2009, Cell Genesys announced entry into a definitive merger agreement with BioSante by which Cell Genesys would merge in an all-stock transaction with BioSante continuing as the surviving company.

Cell Genesys has largely implemented its restructuring plan and taken the following steps:

•                  Ended the development of GVAX immunotherapy for prostate cancer and oncolytic virus therapy products, closed or transferred all IND filings with the FDA and closed out all clinical trial sites and contracts related to those activities.  Cell Genesys has transferred the GVAX immunotherapy for prostate cancer IND to investigators at Johns Hopkins University while maintaining its commercial rights to this and other GVAX therapy products.

•                  Reduced its staff by approximately 60 percent from 290 people to 122 people as of October 31, 2008, by 65 percent to 97 people as of November 30, 2008, by 80 percent to 61 people as of December 31, 2008 and to nine people as of August 15, 2009, primarily as a result of eliminating all of its research and development, manufacturing, clinical and regulatory activities personnel.

•                  Repurchased in October 2008 an aggregate of approximately $26.3 million face value of its 3.125% convertible senior notes due in November 2011, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of such notes, for aggregate consideration of approximately $10.5 million in cash, plus accrued but unpaid interest, thereby reducing the annualized interest expense by approximately $800,000.

•                  Repurchased in December 2008 an aggregate of approximately $47.8 million face value of its 3.125% convertible senior notes due in November 2011, at an overall discount of 60 percent from face value in a tender offer for aggregate consideration of approximately $19.1 million in cash, plus accrued but unpaid interest.

•                  Terminated the Cell Genesys’s lease for its head office and research facility in South San Francisco, California as of January 2, 2009, following a payment of $14.7 million to the South San Francisco landlord in satisfaction and release of its $86.0 million obligation through the lease’s 2017 expiration date and temporarily relocated its manufacturing facility in Hayward, California.

•                  Repurchased in January 2009 $2.6 million in face value of Cell Genesys’s 3.125% convertible notes due in November 2011 at an overall discount of approximately 60 percent from face value for aggregate consideration of approximately $1.0 million.

•                  Terminated Cell Genesys’s lease for its manufacturing facility in Hayward, California following a payment of $3.6 million and the issuance of 1.0 million shares of Cell Genesys common stock to the Hayward landlord in April 2009 in complete satisfaction of its remaining $24.0 million lease obligation and relocated Cell Genesys’s corporate headquarters to short-term office space in South San Francisco.

•                  Completed termination of Cell Genesys’s collaboration agreement with Takeda Pharmaceutical Company Limited for GVAX immunotherapy for prostate cancer, effective in the first quarter of 2009.

•                  Substantially reduced the number of patents and terminated a number of license agreements in order to reduce costs, including without limitation the terminated agreements relating to the development and commercialization of oncolytic therapies with Novartis Pharma, AG and certain affiliates as well as a gene activation technology license agreement with sanofi-aventis.

•                  Terminated a committed equity financing facility with Kingsbridge Capital, Limited. signed in 2007 due to a substantial fall in Cell Genesys’s stock price below the minimum purchase price of $1.75 per share.

•                  Completed in June 2009 a tender offer to exchange all of the then outstanding aggregate principal amount of Cell Genesys’s 3.125% convertible notes due in November 2011, resulting in the repurchase of an aggregate of $67.1 million face value of Cell Genesys’s 3.125% convertible notes due in November 2011 for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of Cell Genesys common stock, and $20.8 million of new 3.125% convertible senior notes due in May 2013, $1.2 million of the 3.125% convertible notes due in November 2011 remain outstanding and the withdrawal of a creditor derivative lawsuit filed by Tang Capital Partners, LP, or Tang Capital, on May 5, 2009 in the Court of Chancery of the State of Delaware against Cell Genesys and its directors and executive officers.

•                  Entered into a Warrant Exchange Agreement with Capital Ventures International, or CVI, in connection with CVI’s warrant to purchase 8,530,806 shares of Cell Genesys common stock, in order to reduce the potential cash payment otherwise payable in the event of certain transactions, including certain merger transactions.

As a result of these restructuring efforts, Cell Genesys had nine employees as of August 15, 2009, and its primary assets as of June 30, 2009 were its cash and cash equivalents, short term investments and restricted cash of $35.6 million, its intellectual property, which cover several product categories including GVAX, oncolytic viruses and anti-body production (including as of August 15, 2009, 95 U.S. and non-U.S. patents issued or granted to Cell Genesys or available for use by Cell Genesys based on licensing arrangements and 82 U.S. and non-U.S. applications pending in its name or available for use by Cell Genesys based on licensing arrangements) and its minority interest in Ceregene, Inc.

Cell Genesys, Inc. was incorporated in the State of Delaware in 1988.  Cell Genesys’s principal executive offices are located at 400 Oyster Point Boulevard, Suite 525, South San Francisco, CA 94080.  Cell Genesys’s phone number is (650) 266-3000.  Cell Genesys’s Internet home page is located at http://www.cellgenesys.com; however, the information in, or that can be accessed through, its home page is not incorporated by reference into this joint proxy statement/prospectus.  Cell Genesys files with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.  You may read and copy materials Cell Genesys files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549 and you may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an internet site that contains reports, proxy and information on statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov).  These materials also become available, free of charge, on or through Cell Genesys’s Internet home page as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

Cell Genesys common stock trades on the NASDAQ Global Market under the symbol “CEGE.”  In October 2008, Cell Genesys received a NASDAQ Staff Deficiency Letter indicating that Cell Genesys had become non-compliant with the minimum $1.00 bid price requirement for continued listing on The NASDAQ Global Market.  The letter indicated that in light of extraordinary market conditions, NASDAQ had determined to suspend enforcement of the minimum bid price and market value of publicly held shares requirements through January 16, 2009.  Subsequently, on December 19, 2008, NASDAQ announced that given the continued extraordinary market conditions, NASDAQ is extending the suspension of the minimum bid price and market value of publicly held shares requirements through April 20, 2009.  On July 13, 2009, Cell Genesys received a letter that NASDAQ is continuing the temporary suspension of the bid price and market value of publicly held shares until July 31, 2009.  Accordingly, Cell Genesys now has until January 29, 2010 to regain compliance.  Compliance would be achieved if the bid price of Cell Genesys common stock closed at $1.00 per share or more for a minimum of 10 consecutive days during that period.

Cell Genesys holds a minority equity interest of approximately 16 percent in Ceregene, Inc.  In 2001, Cell Genesys spun out its central nervous system gene therapy technology into Ceregene.  Ceregene is continuing to develop gene therapies for the treatment of neurodegenerative disorders, including Parkinson’s disease, Alzheimer’s disease and other disorders.

GVAX™ Cancer Immunotherapy Program

Cell Genesys’s GVAX immunotherapies are cancer treatments designed to stimulate the patient’s immune system to effectively fight cancer.  GVAX cancer immunotherapies are comprised of tumor cells that are genetically modified to secrete an immune-stimulating cytokine known as granulocyte-macrophage colony-stimulating factor, or GM-CSF, and are then irradiated for safety.  Since GVAX cancer immunotherapies consist of whole tumor cells, the cancer patient’s immune system can be activated against multiple tumor cell components, or antigens, potentially resulting in greater clinical benefit than if the immunotherapy consisted of only a single tumor cell component.  Additionally, the secretion of GM-CSF by the modified tumor cells can greatly enhance the immune response by recruiting and activating dendritic cells at the injection site, a critical step in the optimal response by the immune system to any immunotherapy product.  The antitumor immune response which occurs throughout the body following administration of a GVAX product can potentially result in the destruction of tumor cells that persist or recur following surgery, radiation therapy or chemotherapy treatment.

More than 1,000 patients received Cell Genesys’s GVAX cancer immunotherapies in multiple Phase I, Phase II and Phase III clinical trials, and the immunotherapies have been shown to have a favorable side effect profile that avoids many of the toxicities associated with conventional cancer therapies.  GVAX cancer immunotherapies can be conveniently administered in an outpatient setting as an injection into the skin, a site where immune cells, including in particular dendritic cells, can be optimally accessed and activated.  Cell Genesys’s GVAX cancer immunotherapies were being tested as non patient-specific, or allogeneic, products.  Cell Genesys intended to develop these immunotherapies as “off-the-shelf” pharmaceutical products.

GVAX Immunotherapy for Prostate Cancer

Cell Genesys’s GVAX immunotherapy for prostate cancer is a non patient-specific product comprised of two genetically-modified prostate cancer cell lines.  Cell Genesys intended to develop and manufacture this immunotherapy as an “off-the-shelf” pharmaceutical for use after hormonal therapy for advanced-stage prostate cancer.  Prostate cancer is the second leading cause of cancer death in men in the United States, with approximately 30,000 men dying each year from the disease.  When a man is diagnosed with early-stage prostate cancer, he is treated with either a prostatectomy, which is the surgical removal of the prostate, and/or radiation therapy.  If the patient relapses, he is treated with hormone therapy to suppress testosterone in order to reduce the growth of the tumor.  When the hormone therapy fails, the patient may or may not be treated with chemotherapy depending upon whether the disease has spread, or metastasized, to other parts of the body.  Cell Genesys had designed its Phase III clinical trials to evaluate whether GVAX immunotherapy for prostate cancer was superior to standard chemotherapy in patients who have ceased responding to, or have become refractory to, hormone therapy and have metastatic disease.

Cell Genesys completed five Phase I and Phase II clinical trials of its GVAX immunotherapy for prostate cancer in approximately 200 patients with various stages of recurrent prostate cancer, and the immunotherapy had a favorable safety profile in each trial.  These clinical trials included two Phase II clinical trials in hormone-refractory prostate cancer, or HRPC, patients with radiologic evidence of metastatic, or spreading disease, which was the target population for the Phase III trials.  These trials were designed to evaluate the safety and efficacy of the immunotherapy, as well as treatment regimens for Phase III clinical trials.

Cell Genesys was conducting two Phase III clinical trials of GVAX immunotherapy for prostate cancer in metastatic HRPC.  The first Phase III clinical trial, referred to as VITAL-1, commenced in July 2004 and compared GVAX immunotherapy for prostate cancer to Taxotere chemotherapy administered with prednisone in metastatic HRPC patients who are asymptomatic with respect to cancer-related pain.  The VITAL-1 trial was designed to demonstrate superior survival in the patients receiving GVAX cancer immunotherapy compared to patients receiving Taxotere plus prednisone therapy.  VITAL-1 was fully enrolled with a total of 626 patients.  In January 2008, Cell Genesys announced that the IDMC for VITAL-1 completed a pre-planned interim analysis in the timeframe originally estimated and recommended that the study continue.  As is customary to preserve study blinding, the IDMC provided Cell Genesys no additional information at that time other than the recommendation to continue the trial.  The second Phase III clinical trial, referred to as VITAL-2, commenced in June 2005 and compared GVAX immunotherapy for prostate cancer plus Taxotere chemotherapy to Taxotere chemotherapy plus prednisone with respect to a survival benefit in metastatic HRPC patients with cancer-related pain.

In August 2008, Cell Genesys terminated the VITAL-2 trial.  Cell Genesys ended the trial as recommended by the study’s IDMC which, in a routine safety review meeting of both the VITAL-1 and VITAL-2 trials, observed an imbalance in deaths between the two treatment arms of the VITAL-2 study, with a higher number of deaths in the GVAX immunotherapy in combination with Taxotere arm compared to the Taxotere plus prednisone arm.  Cell Genesys conducted an initial analysis of the incomplete clinical trial data set that was reviewed by the IDMC in August 2008.  The analysis revealed no apparent imbalance in patient baseline characteristics with respect to both demographic and disease prognostic factors.  In addition, no significant toxicities in the GVAX immunotherapy plus Taxotere combination therapy arm were observed that could explain the imbalance in deaths and in fact, the vast majority of deaths in both treatment arms were reported as due to progression of prostate cancer.  In September 2008, the FDA, as expected, placed a partial clinical hold on the GVAX Phase III program for prostate cancer as a result of Cell Genesys’s announcement in August 2008 of the termination of the VITAL-2 trial.  In October 2008, Cell Genesys terminated the VITAL-1 Phase III clinical trial of GVAX immunotherapy based on the results of a previously unplanned futility analysis conducted at Cell Genesys’s request by the study’s IDMC which indicated that the trial had less than a 30 percent chance of meeting its predefined endpoint of an improvement in survival.  In view of the termination of both the VITAL-1 and VITAL-2 trials, Cell Genesys ended further development of GVAX immunotherapy for prostate cancer.

Prior to Cell Genesys’s announcement in October 2008 that it placed on hold the further development of GVAX immunotherapy for prostate cancer, Cell Genesys continued to deploy the majority of its research and development resources to advance GVAX immunotherapy for prostate cancer.  Expenses related to GVAX immunotherapy for leukemia, GVAX immunotherapy for pancreatic cancer, the oncolytic virus therapy CG0070 and other potential product candidates in preclinical studies were a minor proportion of Cell Genesys’s overall spending in research and development activities.  For the years ended December 31, 2008, 2007 and 2006, Cell Genesys’s research and development expenses were $92.5 million, $106.1 million, and $96.3 million, respectively.  For the six months ended June 30, 2009, Cell Genesys’s research and development expenses were $0.5 million.

Historical Corporate Collaborations

Cell Genesys was party to several corporate collaborations which it has since terminated.

Takeda Pharmaceutical Company Limited

Cell Genesys entered into a worldwide collaborative agreement with Takeda Pharmaceutical Company Limited for the development and commercialization of GVAX immunotherapy for prostate cancer which has been terminated.  Under the terms of the agreement, Cell Genesys granted exclusive worldwide commercial rights to GVAX immunotherapy for prostate cancer for the prevention, diagnosis and treatment of prostate cancer and other urological neoplasms or urological hyperplasias.  In exchange for these rights and in consideration for prior costs incurred by Cell Genesys in the development of GVAX immunotherapy for prostate cancer, Takeda made a non-refundable and non-creditable upfront payment of $50 million.  Cell Genesys received full payment of the $50 million in April 2008.  As of June 30, 2009, Cell Genesys had received payments from Takeda of $81 million for development costs, including the $50 million up front payment.

Additionally, Takeda agreed to pay for all external development costs associated with the ongoing Phase III clinical development of GVAX immunotherapy for prostate cancer, including the cost of product, all internal and external additional development costs and all commercialization costs.  Cell Genesys’s decision to place on hold further development of GVAX immunotherapy for prostate cancer was agreed to by Takeda and resulted in Takeda terminating the collaboration agreement in December 2008.  Reimbursement revenue from Takeda ended during the first quarter of 2009.

Novartis AG

In July 2003, Cell Genesys announced a global alliance with Novartis AG for the development and commercialization of oncolytic virus therapies.  Under the agreement, Cell Genesys acquired exclusive worldwide rights to certain oncolytic virus therapy products and related intellectual property of Genetic Therapy, Inc., or GTI, an affiliate of Novartis, as well as certain related intellectual property of Novartis.  Cell Genesys also received a payment of $28.5 million from Novartis to be dedicated to the further development of several oncolytic virus therapy products developed by both itself and GTI, for which Novartis has certain marketing options.  In exchange, Cell Genesys issued to Novartis and GTI 1,999,840 shares of Cell Genesys common stock.  In addition, the agreement provided the basis for the sharing of future additional development costs and potential profits for certain oncolytic virus products on a worldwide basis.  Upon the exercise of certain options by Novartis, development costs and profits were to be shared on an approximately equal basis in the United States.  Novartis was to be responsible for the development costs for markets outside the United States and was to pay Cell Genesys a royalty on potential future sales outside the United States.  Novartis was also required to reimburse Cell Genesys on a cost-plus basis for products that Cell Genesys manufactures for them to sell outside of the United States.

In September 2004, the terms of Cell Genesys’s agreement with Novartis were amended to include the grant to Cell Genesys of a non-exclusive worldwide perpetual license to all patent rights of Novartis relating to GM-CSF, a component of Cell Genesys’s GVAX cancer immunotherapies, in the field of gene therapy.  This license bore a low single digit royalty.  Also included in the agreement was acknowledgment that certain GVAX cancer immunotherapy products, such as Cell Genesys’s GVAX immunotherapy for prostate cancer, would not require this license and hence would not be subject to future royalty payments to Novartis.  Cell Genesys entered into a termination agreement on March 25, 2009 with Novartis terminating the agreement and license.

Medarex, Inc.

In May 2003, Cell Genesys entered into a research and development collaboration agreement with Medarex, Inc. to evaluate combination therapy with Cell Genesys’s GVAX immunotherapy for prostate cancer and Medarex’s anti-CTLA-4 antibody called ipilimumab.  Cell Genesys initiated a Phase I trial of this combination therapy in September 2004 which was expanded in April 2007 to treat up to a total of approximately 25 to 30 patients.  Cell Genesys formally terminated this trial in November 2008 as a result of the decision to end further development of GVAX immunotherapy for prostate cancer.  Cell Genesys and Medarex terminated the collaboration agreement effective February 20, 2009.

Patents and Trade Secrets

The patent positions and proprietary rights of pharmaceutical and biotechnology firms, including Cell Genesys, are generally uncertain and involve complex legal and factual questions.  Cell Genesys believes there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

As of June 30, 2009, Cell Genesys had 95 U.S. and non-U.S. patents issued or granted to Cell Genesys or available for use by Cell Genesys based on licensing arrangements and 82 U.S. and non-U.S. applications pending in Cell Genesys’s name or available for use by Cell Genesys based on licensing arrangements.  Cell Genesys cannot be certain whether any given patent application filed by Cell Genesys or its licensors will result in the issuance of a patent or if any given patent issued to Cell Genesys or its licensors will later be challenged and invalidated.  Nor can Cell Genesys be certain whether any given patent that may be issued to Cell Genesys or its licensors will provide any significant proprietary protection to its products and business.

Litigation or other proceedings also may be necessary to enforce or defend Cell Genesys’s proprietary rights and patents.  To determine who was first to make an invention claimed in a United States patent application or patent and thus be entitled to a patent, the United States Patent and Trademark Office, or USPTO, can declare an interference proceeding.  In the United States, patents may be revoked or invalidated in court actions or in reexamination proceedings in the USPTO.  In Europe, patents can be revoked through opposition or nullity proceedings.  Such litigation or proceedings could result in substantial cost or distraction to us, or result in an adverse decision as to Cell Genesys or its licensors’ patent applications and patents.  Cell Genesys is not currently involved in any interference proceedings concerning its or its licensors’ patent applications and patents.

Others may have filed patent applications and obtained patents and may in the future file patent applications and obtain patents relating to Cell Genesys’s products and technologies.  Cell Genesys is aware of competing intellectual property relating to its technologies and products.  From time to time Cell Genesys has received communications from third parties claiming to have conflicting rights relating to components of its products and technologies.  Regardless of their ultimate merit, any infringement or other intellectual property claims against Cell Genesys’s products and technologies may be expensive and time-consuming to litigate and may divert management attention.  If any such claim were successful, Cell Genesys could be required to obtain licenses to a third party’s technologies, patents or other proprietary rights or to their biological or chemical reagents in order to develop and market its products.  Moreover, Cell Genesys may choose to voluntarily seek such a license in order to avoid the expense and uncertainty of fully defending its position.  In either event, such a license may not be available to Cell Genesys on acceptable terms or on any terms, and it may have to discontinue that portion of its business, or such third party may seek an injunction to prevent Cell Genesys from practicing their proprietary technology.  In addition, to the extent Cell Genesys licenses its intellectual property to other parties, it may incur expenses as a result of contractual agreements in which it indemnifies those licensing its technologies against losses incurred if practicing its intellectual property infringes upon the proprietary rights of others.  The failure to license any technologies or biological or chemical reagents required to develop or commercialize Cell Genesys’s technologies or products at reasonable cost may harm its business, results of operations, financial condition, cash flow and future prospects.  Cell Genesys is not currently involved in any litigation concerning patent applications and patents of third parties.

No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to Cell Genesys’s trade secrets or disclose such technology, or that Cell Genesys can meaningfully protect its rights to its unpatented trade secrets.

Cell Genesys required its employees and consultants to execute confidentiality agreements upon the commencement of employment and consulting relationships with Cell Genesys.  These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential.  In the case of employees, the agreements provide that all inventions conceived by the individual, while employed by Cell Genesys, relating to Cell Genesys are its exclusive property.  While Cell Genesys has implemented reasonable business measures to protect confidential information, these agreements may not provide meaningful protection for its trade secrets in the event of unauthorized use or disclosure of such information.

Competition

Cell Genesys faced substantial competition in the development of products for cancer and other diseases, but is no longer developing any products.  This competition from other manufacturers of the same types of products and from manufacturers of different types of products designed for the same uses is expected to continue in both U.S. and international markets.  Cancer immunotherapies and oncolytic virus therapies are rapidly evolving areas in the biotechnology industry and are expected to undergo many changes in the coming years as a result of technological advances.  Cell Genesys is currently aware of a number of groups that are developing cancer immunotherapies and oncolytic virus therapies including early-stage and established biotechnology companies, pharmaceutical companies, academic institutions, government agencies and research institutions.  Examples in the cancer immunotherapy area include Dendreon Corporation, which has completed a Phase III trial for its product in prostate cancer and has filed a BLA with the FDA, and Onyvax Ltd., which has commenced Phase II trials in prostate cancer.  Antigenics, Inc., and Oncothyreon Inc. also are developing immunotherapy products for other types of cancers.

Human Resources

As of August 15, 2009, Cell Genesys employed nine people, all of whom are engaged in restructuring and activities related to the evaluation of and implementation of strategic alternatives for the business.  All remaining employees are expected to be terminated in connection with the merger, but Dr. Sherwin, Cell Genesys’s chief executive officer and a Cell Genesys director, and Dr. John T. Potts, Jr., M.D., a current Cell Genesys director, are expected to serve on the board of directors of the combined company following completion of the merger.

Properties

Cell Genesys houses its corporate headquarters in leased office space in South San Francisco, California, pursuant to a six-month lease dated February 21, 2009.  Cell Genesys expects to extend the lease for at least two additional months upon its expiration.

Legal Proceedings

Other than the litigation commenced against Cell Genesys in connection with the merger as described in more detail under the heading “The Merger—Litigation Relating to the Merger”, Cell Genesys is not currently a party to any litigation, and is not aware of any pending or threatened litigation against it that Cell Genesys believes would adversely affect its business, operating results or financial condition.

BIOSANTE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the “Selected Historical Financial Data of BioSante” section of this joint proxy statement/prospectus and BioSante’s financial statements and the related notes included in this joint proxy statement/prospectus.  In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions.  BioSante’s actual results could differ materially form those anticipated by the forward-looking statements due to important factors including, but not limited to, those set forth in the “Risks Related to BioSante” section of this joint proxy statement/prospectus.

Business Overview

BioSante is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  BioSante also is engaged in the development of its proprietary calcium phosphate nanotechnology, or CaP, primarily for aesthetic medicine, novel vaccines and drug delivery.

BioSante’s primary products are gel formulations of testosterone and estradiol.  BioSante’s key products include:

•                  LibiGel — once daily transdermal testosterone gel in Phase III clinical development under an SPA for the treatment of female sexual dysfunction.

•                  Elestrin — once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration indicated for the treatment of moderate-to-severe vasomotor symptoms (hot flashes) associated with menopause and marketed in the U.S.

•                  The Pill-Plus (triple hormone contraceptive) — once daily use of various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives.

•                  Bio-T-Gel — once daily transdermal testosterone gel in development for the treatment of hypogonadism, or testosterone deficiency, in men.

With respect to LibiGel, BioSante believes based on agreements with the FDA, including an SPA received in January 2008, that two Phase III safety and efficacy trials and one year of LibiGel exposure in a Phase III cardiovascular and breast cancer safety study with a four-year follow-up post-NDA filing and potentially post-FDA approval are the essential requirements for submission and, if successful, approval by the FDA of a new drug application for LibiGel for the treatment of FSD, specifically, hypoactive sexual desire disorder in menopausal women.  The January 2008 SPA agreement covers the pivotal Phase III safety and efficacy trials of LibiGel in the treatment of FSD for “surgically” menopausal women.  In July 2008, BioSante received another SPA for its LibiGel program in the treatment of FSD, specifically, HSDD in “naturally” menopausal women.

Currently, three LibiGel Phase III studies are underway; two LibiGel Phase III safety and efficacy clinical trials and one Phase III cardiovascular and breast cancer safety study.  Both Phase III safety and efficacy trials are double-blind, placebo-controlled trials that will enroll up to approximately 500 surgically menopausal women each for a six-month clinical trial.  The Phase III safety study is a randomized, double-blind, placebo-controlled, multi-center, cardiovascular events driven study of between 2,400 and 3,100 women exposed to LibiGel or placebo for 12 months after which time BioSante intends to submit an NDA to the FDA.  In June 2009, BioSante announced that based upon a review of study conduct and blinded data from the LibiGel Phase III cardiovascular and breast cancer safety study, the LibiGel Safety Study External Executive

Committee recommended continuation of the LibiGel Phase III clinical program.  The Executive Committee evaluated study information from over 1,000 women enrolled totaling approximately 600 women-years of exposure in the Phase III LibiGel safety study.  All serious adverse events including those in the cardiovascular categories as well as non-serious adverse events experienced to date by the women enrolled in the study have been reviewed by the committee.  In view of the very low cardiovascular event rate, the LibiGel Phase III clinical studies will continue.  Following NDA submission and potential FDA approval, BioSante will continue to follow the subjects in the safety study for an additional four years.  BioSante expects the Phase III clinical study program of LibiGel to continue to require significant resources.

With respect to Elestrin, BioSante submitted an NDA in February 2006 and received non-conditional and full approval of the NDA from the FDA in December 2006 with no Phase IV development commitments.  In addition, BioSante received three years of marketing exclusivity for Elestrin.  In November 2006, BioSante entered into an exclusive sublicense agreement with Bradley Pharmaceuticals, Inc. (which was subsequently purchased by Nycomed U.S. Inc.) for the marketing of Elestrin in the United States, which agreement was subsequently terminated by the parties effective August 6, 2008.  Upon execution of the sublicense agreement with Nycomed, BioSante received an upfront payment of $3.5 million.  In addition, Nycomed paid BioSante $10.5 million in milestone payments during 2007 as a result of the FDA approval of Elestrin in the U.S., which occurred in December 2006 and royalties on sales of Elestrin commencing in June 2007, when Nycomed commercially launched Elestrin.  BioSante did not receive any meaningful royalties from Nycomed on sales of Elestrin.

In August 2008, BioSante entered into a termination, release and settlement agreement with Nycomed, pursuant to which it reacquired Elestrin and assumed all manufacturing, distribution and marketing responsibilities for Elestrin in exchange for, among other things, a $100,000 payment to Nycomed.  In December 2008, BioSante entered into a sublicense agreement and an asset purchase agreement with Azur for the marketing of Elestrin and the sale of certain assets related to Elestrin pursuant to which BioSante received approximately $3.3 million, comprised of a $500,000 product sublicensing fee and approximately $2.8 million for transfer of the Elestrin trademark and inventories, among other items.  Under the sublicense agreement, BioSante is entitled to receive additional payments of up to an aggregate of $144.5 million if certain sales-based milestones are achieved.  In addition, under the sublicense agreement, Azur has agreed to pay BioSante royalties on sales of Elestrin ranging primarily from 10 percent to 20 percent depending primarily upon the annual sales levels.  In addition, Azur has agreed to minimum marketing expenditures in the first two years of the agreement.  As a result of BioSante’s sublicense agreement with Azur, under its agreement with Nycomed, BioSante was required to pay Nycomed an additional $150,000.  In April 2009, BioSante announced the initiation of sales and marketing activity of Elestrin by Azur.  Azur will market Elestrin to estrogen prescribing physicians, comprised mostly of gynecologists.  Azur recently increased its Women’s Health and Urology sales force to 65 people in part, to support the launch of Elestrin. In December 2008, BioSante signed an exclusive agreement with PharmaSwiss SA for the marketing of Elestrin in Israel.  PharmaSwiss is responsible for regulatory and marketing activities in Israel.  In June 2009, PharmaSwiss submitted a new drug application to the Israeli authorities based on BioSante’s approved U.S. NDA (new drug application) and manufacturing information.  Approval of Elestrin in Israel is expected approximately one year after such submission.

BioSante licenses the technology underlying certain of its products, other than Bio-T-Gel, The Pill-Plus and the CaP technology, from Antares Pharma, Inc.  BioSante’s license agreement with Antares requires it to pay Antares certain development and regulatory milestone payments and royalties based on net sales of any products BioSante or its sub-licensees sell incorporating the licensed technology.  Specifically, BioSante is obligated to pay Antares 25 percent of all licensing-related proceeds and a portion of any associated royalties that it may receive.  Bio-T-Gel was developed and is fully-owned by BioSante.  BioSante licenses the technology underlying its proposed triple hormone contraceptives from Wake Forest University Health Sciences and Cedars-Sinai Medical Center.  The financial terms of this license include regulatory milestone payments, maintenance payments and royalty payments by BioSante if a product incorporating the licensed technology gets approved and is subsequently marketed.

In September 2008, BioSante announced positive results of clinical work on its Pill-Plus “triple hormone” therapy oral contraceptive.  The Pill-Plus adds a third hormone, an androgen, to the normal two hormone (estrogen and progestogen) oral contraceptive to prevent androgen deficiency which often leads to a decrease in sexual desire, sexual activity and mood changes.  In a completed Phase II double-blind randomized clinical trial, the addition of an oral androgen resulted in restoration of testosterone levels to the normal and physiological range for healthy women.  Paradoxically, many women who use oral contraceptives have reduced sexual desire and activity due to the estrogen and progestogen in normal oral contraceptives.  The Pill-Plus is designed to improve FSD in oral contraceptive users, among other potential benefits.

BioSante’s strategy with respect to its CaP technology is to continue development of its nanoparticle technology and actively seek collaborators and licensees to fund and accelerate the development and commercialization of products incorporating the technology.  In addition to continuing BioSante’s own product development in the potential commercial applications of its CaP technology, it has sought and continues to seek opportunities to enter into business collaborations or joint ventures with vaccine companies and others interested in development and marketing arrangements with respect to its CaP technology.  For example, in November 2007, BioSante signed a license agreement with Medical Aesthetics Technology Corporation (MATC) covering the use of its CaP as a facial line filler in aesthetic medicine (BioLook).  Under the license agreement, MATC is responsible for continued development of BioLook, including required clinical trials, regulatory filings and all manufacturing and marketing associated with the product.  In exchange for the license, BioSante received an ownership position in MATC of approximately five percent of the common stock of MATC.  In addition to the ownership position, BioSante may receive certain milestone payments and royalties as well as share in certain payments if MATC sublicenses the technology.  As another example, in November 2008, BioSante announced that it had been awarded a $150,000 Small Business Innovation Research grant from the National Institutes of Health (NIH) to support its development of formulations for the pulmonary delivery of interferon alpha (IFN-a) using its CaP technology.  The grant will be used to fund product development for IFN-a formulated with CaP particles for administration via inhalation.  BioSante has conducted extensive studies using its CaP vaccine adjuvant, BioVant, to increase the immune response of potential vaccines.  BioSante has focused on flu vaccines, most recently concentrating on a potential swine flu vaccine.

One of BioSante’s strategic goals is to continue to seek and implement strategic alternatives with respect to its products and its company, including licenses, business collaborations and other business combinations or transactions with other pharmaceutical and biotechnology companies.  Therefore, as a matter of course from time to time, BioSante engages in discussions with third parties regarding the licensure, sale or acquisition of its products and technologies or a merger, sale or acquisition of BioSante.  As part of this process, in June 2009, BioSante entered into the merger agreement with Cell Genesys.

Proposed Merger with Cell Genesys

On June 29, 2009, BioSante entered into an agreement and plan of merger with Cell Genesys.  The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Cell Genesys will merge with and into BioSante, with BioSante continuing as the surviving company.  Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.

As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and immediately following the completion of the merger, current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.  The exact exchange ratio will be determined in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.

Following the merger, the executive officers of the combined company will be the current executive officers of BioSante and the board of directors of the combined company will be comprised of eight members, including the six current members of BioSante’s board of directors and two members of the current Cell Genesys board of directors, Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D., with Louis W. Sullivan, M.D. the current chairman of the board of BioSante, remaining as chairman of the combined company.

The merged company will focus primarily on LibiGel, but also will seek future development opportunities for Cell Genesys’s GVAX Immunotherapies, including potential combination with BioVant, BioSante’s vaccine adjuvant, as well as possible external collaborations, and also will seek to outlicense other of Cell Genesys’s technologies.  In addition, the merged company will own a 16 percent equity ownership position in Ceregene, Inc., a former subsidiary of Cell Genesys which is developing gene therapies for neurodegenerative disorders.

At the effective time of the merger, all outstanding warrants to purchase Cell Genesys common stock that are unexercised which by their terms will survive the merger will be assumed by BioSante and become warrants to purchase BioSante common stock, except for the warrant subject to a certain warrant exchange agreement dated May 17, 2009, which will be cashed out pursuant to the terms thereof prior to the merger.  In addition, as of a date not less than 30 days prior to the anticipated effective time of the merger, all options to purchase Cell Genesys common stock, other than certain designated options held by Cell Genesys’s current officers, will become fully vested and exercisable until the merger is effective.  Upon the effective time of the merger, such unexercised options, other than the assumed options, will terminate, and the assumed options will become options to purchase BioSante common stock.  In addition, as a result of the merger, BioSante will assume the $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011 and the $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, which will become convertible into shares of BioSante common stock.  The underlying number of shares and the exercise or conversion price of these warrants, options and convertible notes will be adjusted based on the final exchange ratio used in the merger.  As a result of these adjustments and potential future issuances of BioSante common stock after the merger, BioSante will reserve an additional 5.5 million shares of BioSante common stock, assuming the 0.1615 exchange ratio is not adjusted.

Consummation of the merger is subject to a number of customary closing conditions, as well as a condition that Cell Genesys’s net cash, less certain expenses and liabilities, is a specified minimum amount as of 10 calendar days prior to the anticipated closing date of the merger, which amount varies depending upon the closing date of the merger.

The merger agreement contains certain termination rights for both BioSante and Cell Genesys in certain circumstances. If the merger agreement is terminated due to certain triggering events specified in the merger agreement, Cell Genesys or BioSante will be required to pay the other party a termination fee of $1.0 million.  The merger agreement also provides that under specified circumstances, Cell Genesys or BioSante may be required to reimburse the other party up to $500,000 for the other party’s expenses in connection with the transaction. Any expenses paid by such party will be credited against the termination fee if the termination fee subsequently becomes payable by such party.

Assuming the merger closes on or before October 31, 2009, BioSante anticipates that Cell Genesys will have approximately $21.5 million in cash and cash equivalents after the payment of Cell Genesys’s anticipated liabilities.  The merger is expected to be completed in late third or fourth quarter of 2009.  The merger is not intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

One of the primary reason why the BioSante board of directors entered into the merger agreement was BioSante’s need for financing to continue its Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives for BioSante to access capital, especially in light of the state of the capital markets for equity offerings, which historically has been BioSante’s method for raising additional financing.  BioSante anticipates that if the merger is completed, the cash resources of the combined company expected to be available at the closing of the merger will provide BioSante sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.  If the merger is not completed, BioSante would need to raise substantial additional funds immediately through private or public equity offerings, partnerships with pharmaceutical companies, debt financing or other arrangements in the near future and may be unable to do so within the timeframe in which it would be required to do so and at acceptable terms, which would require BioSante to significantly curtail its operations.

Recent Development

On August 14, 2009, BioSante completed a registered direct offering in which BioSante sold to three institutional investors an aggregate of 6.0 million shares of BioSante common stock and warrants to purchase up to 2.4 million additional shares of BioSante common stock, resulting in estimated net proceeds to BioSante of approximately $11.1 million, after deducting placement agent fees and other estimated offering expenses.  Each unit, consisting of one share of BioSante common stock and a warrant to purchase approximately 0.40 of a share of common stock, was sold for a purchase price of $2.00 per unit.  The warrants are exercisable immediately at an exercise price of $2.50 per share and will expire on August 12, 2014.

Financial Overview

Substantially all of BioSante’s revenue to date has been derived from upfront, milestone and royalty payments earned on licensing and sublicensing transactions and from subcontracts.  To date, BioSante has used primarily equity financing, licensing income and interest income to fund its ongoing business operations and short-term liquidity needs, and BioSante expects to continue this practice for the foreseeable future although BioSante recently proposed to merge with Cell Genesys as an alternative method for raising financing.

BioSante’s business operations to date have consisted mostly of licensing and research and development activities and BioSante expects this to continue for the immediate future.  If and when BioSante’s proposed products for which BioSante has not entered into marketing relationships receive FDA approval, BioSante may begin to incur other expenses, including sales and marketing related expenses if BioSante chooses to market the products itself.  BioSante currently does not have sufficient resources on a long-term basis to complete the FDA approved process on commercialization of any of BioSante’s current or proposed products for which BioSante has not entered into marketing relationships.  BioSante expects the Phase III clinical study program of LibiGel to continue to require significant resources.

One of the primary reasons BioSante is proposing to merge with Cell Genesys is its need for additional financing to continue its Phase III clinical studies for LibiGel and its lack of other currently available acceptable alternatives to access capital, especially in light of the state of the markets for equity offerings, which historically has been BioSante’s method for raising additional financing.  If the merger is completed, BioSante expects that the cash resources of the combined company expected to be available at the closing of the merger will provide it sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.

BioSante had cash and cash equivalents of approximately $6.0 million at June 30, 2009.  To save costs, in April 2009, BioSante decided to delay screening new subjects for its LibiGel Phase III safety study and to continue the study for those women already enrolled in the study.  BioSante intends to reinitiate screening and enrollment in the safety study at an appropriate time once it has closed the proposed merger with Cell Genesys.  Currently, BioSante continues to screen for and enroll new subjects in the LibiGel Phase III efficacy trials.  This change in BioSante’s clinical study screening likely will delay the eventual submission of the LibiGel NDA.

If the merger with Cell Genesys is not completed or is delayed, BioSante will need to raise additional financing.  Even if the merger with Cell Genesys is completed, BioSante likely will need to raise additional financing to continue its Phase III clinical studies for LibiGel in the near future, unless LibiGel is licensed or sold to another company.  Due to the current economic recession and market conditions, as well as the status of product development programs, there is uncertainty regarding whether additional financing will be available to BioSante on favorable terms, or at all.  If adequate funds are not available or are not available on acceptable terms when needed, BioSante may be required to delay, scale back or eliminate some or all of its programs designed to obtain regulatory approval of its proposed products, including most importantly, the Phase III clinical study program for LibiGel.  As an alternative to raising additional financing, BioSante may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights under its existing license agreements or enter into other business collaborations or combinations, including the possible sale of BioSante.  BioSante may be required to relinquish greater or all rights to its proposed products at an earlier stage of development or on less favorable terms than it otherwise would choose.  Failure to obtain adequate financing also may adversely affect BioSante’s ability to operate as a going concern and cause it to significantly curtail or cease ongoing operations.  The unaudited interim condensed financial statements of BioSante included in this joint proxy statement/prospectus do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should BioSante be unable to continue as a going concern.

BioSante recognized royalty and other revenues from sales of Elestrin of $85,449 and $90,934 during the three and six month periods ended June 30, 2009, respectively.  BioSante’s corresponding obligation to pay Antares a portion of the royalties received equaled $16,200 and $21,101 for the three and six month period ended June 30, 2009, and is recorded within general and administrative expenses.

BioSante incurred expenses of approximately $1.1 million per month on research and development activities during the six months ended June 30, 2009.  BioSante’s research and development expenses decreased 11 percent to $3.5 million for the second quarter 2009 compared to $3.9 million for the second quarter 2008, primarily as a result of its decision in April 2009 to delay screening new subjects for its LibiGel Phase III safety study.  If BioSante completes the merger with Cell Genesys, BioSante expects its monthly research and development expenses to increase to approximately $1.5 million.  The amount of BioSante’s actual research and development expenditures, however, may fluctuate from period-to-period depending upon:  (1) the amount of resources, including cash and cash equivalents, available; (2) BioSante’s development schedule, including the timing of BioSante’s clinical trials; (3) results of studies, clinical trials and regulatory decisions; (4) whether BioSante’s or its licensees are funding the development of BioSante’s products; and (5) competitive developments.

BioSante’s general and administrative expenses for the second quarter 2009 decreased $384,200, or 24 percent, compared to the second quarter 2008.  This decrease was due primarily to a decrease in business development and other personnel-related costs.

BioSante’s general and administrative expenses may fluctuate from period-to-period depending upon the amount of non-cash, stock-based compensation expense, legal, public and investor relations, business development, accounting and corporate governance and other fees and expenses incurred.

BioSante recognized a net loss for the three and six months ended June 30, 2009 of approximately $4.6 million and $8.7 million, respectively, compared to a net loss of approximately $6.0 million and $9.7 million, respectively, for the three and six months ended June 30, 2008.  These decreases primarily were due to the decreased LibiGel clinical development expenses discussed above and impairment charges incurred in 2008 related to other-than-temporary impairment of auction rate securities, which more than offset lower interest income as a result of depositing all of BioSante’s cash into a non-interest bearing 100% FDIC-insured checking account during the first quarter of 2009.  BioSante expects to incur substantial and continuing losses for the foreseeable future.  This is true especially as BioSante’s own product development programs expand and various clinical studies continue, including in particular the Phase III clinical study program for LibiGel.

The actual amount of these losses, however, may vary significantly from period-to-period and will depend on, among other factors:

•                  the progress, timing, cost and results of BioSante’s preclinical and clinical development programs, including in particular its Phase III clinical trial program for LibiGel, and its other product development efforts;

•                  patient recruitment and enrollment in BioSante’s current and future clinical trials, including in particular its Phase III clinical study program for LibiGel;

•                  the commercial success and net sales of Elestrin;

•                  BioSante’s ability to license LibiGel or its other products for development and commercialization;

•                  the cost, timing and outcome of regulatory reviews of BioSante’s proposed products;

•                  the rate of technological advances;

•                  ongoing determinations of the potential markets for and commercial success of BioSante’s proposed products;

•                  the timing and cost of various cash and non-cash general and administrative expenses;

•                  the success, progress, timing and costs of BioSante’s business development efforts to implement business collaborations, licenses and other business combinations or transactions, including BioSante’s efforts to evaluate various strategic alternatives available with respect to its products and company;

•                  the activities of BioSante’s competitors; and

•                  BioSante’s opportunities to acquire new products or take advantage of other unanticipated opportunities.

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

The following table sets forth BioSante’s results of operations for the three months ended June 30, 2009 and 2008.

	Three Months Ended June 30,
	2009	2008	$ Change	% Change
Revenue	$115,163	$25,869	$89,294	345.2%
Expenses
Research and development	3,493,576	3,934,118	(440,542)	(11.2)%
General and administrative	1,208,956	1,593,156	(384,200)	(24.1)%
Impairment of short-term investments	0	660,200	(660,200)	(100.0)%
Interest income	0	125,847	(125,847)	(100.0)%
Net loss	$(4,620,701)	$(6,048,067)	$(1,427,366)	(23.6)%

Revenue increased $89,294 for the three months ended June 30, 2009 compared to the three months ended June 30, 2008 primarily as a result of the recognition of Elestrin royalty revenue and grant revenue from a Small Business Innovation Research grant from the NIH to support BioSante’s development of formulations for the pulmonary delivery of interferon alpha (IFN-a) using its CaP technology during the three months ended June 30, 2009.

Research and development expenses for the three months ended June 30, 2009 decreased 11 percent compared to the three months ended June 30, 2008 primarily as a result of BioSante’s decision in April 2009 to delay screening new subjects for its LibiGel Phase III safety study.

General and administrative expenses for the three months ended June 30, 2009 decreased 24 percent compared to the three months ended June 30, 2008 primarily as a result of a decrease in business development and other personnel-related costs.

Net loss for the three months ended June 30, 2008 included impairment charges related to other-than-temporary impairment of auction rate securities totaling $660,200.  No such charges were incurred during the three months ended June 30, 2009.

Interest income for the three months ended June 30, 2009 decreased 100 percent compared to interest income for the three months ended June 30, 2008 as a result of depositing all of BioSante’s cash into a non-interest bearing, 100% FDIC insured checking account during the first quarter of 2009.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

The following table sets forth BioSante’s results of operations for the six months ended June 30, 2009 and 2008.

	Six Months Ended June 30,
	2009	2008	$ Change	% Change
Revenue	$183,591	$88,866	$94,725	106.6%
Expenses
Research and development	6,565,816	6,612,064	(46,248)	(0.7)%
General and administrative	2,238,158	2,918,649	(680,491)	(23.3)%
Impairment of short-term investments	0	660,200	(660,200)	(100.0)%
Interest income	11,648	449,424	(437,776)	(97.4)%
Net loss	$(8,671,313)	$(9,674,705)	$(1,003,392)	(10.4)%

Revenue increased $94,725 for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 primarily as a result of the recognition of Elestrin royalty revenue and grant revenue from a Small Business Innovation Research grant from the NIH to support BioSante’s development of formulations for the pulmonary delivery of interferon alpha (IFN-a) using its CaP technology.

Research and development expenses for the six months ended June 30, 2009 decreased 0.7 percent compared to the six months ended June 30, 2008 primarily as a result of BioSante’s decision in April 2009 to delay screening new subjects for the LibiGel Phase III safety study.

General and administrative expenses for the six months ended June 30, 2009 decreased 23 percent compared to the six months ended June 30, 2008 primarily as a result of a decrease in business development and other personnel-related costs.

Non-cash, stock option and warrant expense for the six months ended June 30, 2009 increased to $672,843 compared to $623,499 for the six months ended June 30, 2008 due to an increase in the number of stock options granted during the six months ended June 30, 2009.

Net loss for the six months ended June 30, 2008 included impairment charges related to other-than-temporary impairment of auction rate securities totaling $660,200.  No such charges were incurred during the six months ended June 30, 2009.

Interest income for the six months ended June 30, 2009 decreased 97 percent compared to interest income for the six months ended June 30, 2008 as a result of lower average invested cash balances during the six months ended June 30, 2009, and depositing all of BioSante’s cash in a non-interest bearing, 100% FDIC-insured checking account during the first quarter 2009.

Years Ended December 31, 2008, 2007, and 2006

The following table sets forth, for the periods indicated, BioSante’s results of operations.

	Year Ended December 31,
	2008	2007	2006
Revenue	$3,780,829	$493,054	$14,438,621
Expenses	21,794,471	9,172,498	12,075,691
Research and development	15,789,980	4,751,313	3,908,290
General and administrative	5,124,934	4,331,361	4,549,620
Licensing expense	836,420	—	3,500,000
Interest income	588,464	1,095,009	428,343
Net (loss) income	$(17,425,178)	$(7,584,435)	$2,791,273
Net (loss) income per share (basic and diluted)	$(0.64)	$(0.30)	$0.13
Weighted average number of shares outstanding	27,307,494	25,485,513	21,483,911

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue for the year ended December 31, 2008 increased 667 percent compared to revenue for 2007 primarily as a result of BioSante’s sublicense of Elestrin to Azur and an increase in royalty and other revenue from Elestrin sales.

BioSante incurred expenses of approximately $1.3 million per month on research and development activities during the year ended December 31, 2008.  BioSante’s research and development expenses increased 232 percent to $15.8 million for the year ended December 31, 2008 compared to the year ended December 31, 2007, primarily as a result of the conduct of the LibiGel Phase III clinical studies.

BioSante’s general and administrative expenses for the year ended December 31, 2008 increased $793,573, or 18 percent, compared to the year ended December 31, 2007.  This increase was due primarily to an increase in investor and public relations expenses and business development and other personnel-related costs.

BioSante’s non-cash, stock option and warrant expense for the year ended December 31, 2008 increased $462,563, or 62 percent, compared to the year ended December 31, 2007.  The primary reason for this increase was the grant of options to purchase an aggregate of 45,000 shares of BioSante common stock to new employees in the third quarter 2008 and options and warrants to purchase an aggregate of 682,250 and 80,000 shares of BioSante common stock, respectively, to new and certain existing employees and an investor and public relations firm in the second quarter 2008.  BioSante’s general and administrative expenses may fluctuate from year-to-year and quarter-to-quarter depending upon the amount of non-cash, stock-based compensation expense, legal, public and investor relations, business development, accounting and corporate governance and other fees and expenses incurred.

BioSante recognized $836,420 in licensing expense for the year ended December 31, 2008 compared to no licensing expense for 2007 due to expenses associated with both the Nycomed termination agreement and Azur licensing agreement.

Interest income for the year ended December 31, 2008 decreased 46 percent compared to interest income during 2007 primarily as a result of a lower average invested cash balances and lower average interest rates on BioSante’s invested funds.

BioSante recognized a net loss for the year ended December 31, 2008 of approximately $17.4 million compared to a net loss of approximately $7.6 million for the year ended December 31, 2007.  This increase was primarily due to the increased LibiGel clinical development expenses discussed above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue for the year ended December 31, 2007 decreased significantly compared to revenue for 2006 primarily due to the recognition in 2006 of $14.0 million in licensing revenue as a result of the execution of BioSante’s sublicense agreement with Nycomed and subsequent FDA approval of Elestrin in 2006.

Research and development expenses for the year ended December 31, 2007 increased 22 percent compared to research and development expenses for 2006 primarily as a result of increased spending in 2007 on BioSante’s Phase III LibiGel clinical trial program, which commenced in December 2006.

BioSante’s general and administrative expenses for the year ended December 31, 2007 decreased five percent compared to general and administrative expenses for 2006 primarily as a result of a decrease in business development costs and a decrease in non-cash, stock-based compensation expense, partially offset by an increase in personnel-related expenses.  BioSante’s non-cash, stock option-based compensation expense for the year ended December 31, 2007 decreased $365,573, or 34 percent, compared to non-cash, stock-based compensation expense for the year ended December 31, 2006 primarily as a result of $746,616 of expense that was recorded in 2006 related to the March 2006 grant of stock options to its non-employee directors, which options were immediately exercisable and as a result were fully expensed on the grant date.

Licensing expense for the year ended December 31, 2007 decreased significantly compared to licensing expense for 2006 primarily due to the recognition in 2006 of $3.5 million in licensing expense as a result of the execution of BioSante’s sublicense agreement with its former Elestrin sub-licensee, subsequent FDA approval of Elestrin in 2006 and related licensing expense to its Elestrin licensor as of December 31, 2006.

Interest income for the year ended December 31, 2007 increased 156 percent compared to interest income during 2006 primarily as a result of a higher average invested cash balances and higher average interest rates on BioSante’s invested funds.

Liquidity and Capital Resources

Working Capital

Substantially all of BioSante’s revenue to date has been derived from upfront, milestone and royalty payments earned on licensing and sublicensing transactions and from subcontracts.  BioSante’s business operations to date have consisted mostly of licensing and research and development activities and it expects this to continue for the immediate future.  If and when BioSante’s other products for which it has not entered into marketing relationships receive FDA approval, BioSante may begin to incur other expenses, including material sales and marketing and other expenses if it chooses to market the products itself.  BioSante currently does not have sufficient resources to establish its own sales and marketing function, obtain regulatory approval of its other proposed products or complete the commercialization of any of its proposed products that are not licensed to others for development and marketing.  BioSante expects the ongoing Phase III clinical study program of LibiGel to continue to require significant resources.

To date, BioSante has used primarily equity financings, licensing income and interest income to fund its ongoing business operations and short-term liquidity needs, and it expects to continue this practice for the foreseeable future, although BioSante recently proposed to merge with Cell Genesys as an alternative method for raising financing.  BioSante recognized royalty and other revenues from sales of Elestrin of $85,449 and $90,934 during the three and six month periods ended June 30, 2009, respectively.  As of June 30, 2009, BioSante had approximately $6.0 million of cash and cash equivalents, as compared to $14.7 million of cash, cash equivalents and short-term investments as of December 31, 2008.  In January 2009, all $3.0 million of BioSante’s then short-term investments were converted into cash and cash equivalents as a result of the sale of $3.0 million of its auction rate securities to UBS Financial Services, Inc. and its affiliates for full par value plus accrued but unpaid interest.  BioSante expects its cash and cash equivalent balance to decrease as it continues to use cash to fund its operations.  As of June 30, 2009, BioSante did not have any outstanding debt or existing credit facilities under which it could borrow funds, other than the Committed Equity Financing Facility described below.

In December 2008, BioSante entered into a Committed Equity Financing Facility with Kingsbridge Capital Limited in which Kingsbridge has committed to purchase, subject to certain conditions and at BioSante’s sole discretion, up to the lesser of $25.0 million or 5,405,840 shares of BioSante common stock through the end of December 2010.  Under the terms of the CEFF, BioSante is not obligated to utilize any of the $25.0 million available under the CEFF and there are no minimum commitments or minimum use penalties.  BioSante has access, at its discretion, to the funds through the sale of newly-issued shares of BioSante common stock.  The funds that can be raised under the CEFF over the two-year term will depend on the then-current price for BioSante common stock and the number of shares actually sold, which may not exceed an aggregate of 5,405,840 shares.  BioSante may access capital under the CEFF by providing Kingsbridge with common stock at discounts ranging from eight to 14 percent, depending on the average market price of BioSante common stock during the applicable pricing period.  Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for BioSante’s common stock of $1.15 per share; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; continued effectiveness of the registration statement registering the resale of shares of common stock issued or issuable to Kingsbridge; and the continued listing of BioSante’s common stock on the NASDAQ Global Market.  In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting BioSante’s business, operations, properties or financial condition and if such condition continues for a period of 10 trading days from the date Kingsbridge provides BioSante notice of such material and adverse event.  In connection with the CEFF, BioSante issued a warrant to Kingsbridge to purchase 300,000 shares of common stock at an exercise price of $4.00.  The warrant became exercisable on June 15, 2009, and will remain exercisable, subject to certain exceptions, for a period of five years thereafter.  Other than attorneys’ fees and other direct costs related to the registration of these shares, BioSante did not make any other payments to secure the CEFF.  The CEFF does not impose any material restrictions on BioSante’s operating or financial activities.  During the term of the CEFF, Kingsbridge is prohibited from engaging in any short selling or derivative transactions related to BioSante common stock.  As of the printing of this joint proxy statement/prospectus, BioSante had not sold any shares to Kingsbridge under the CEFF.

As of June 30, 2009, BioSante’s cash and cash equivalents of $6.0 million, all of which resided in a 100 percent FDIC insured, non-interest bearing checking account.

BioSante’s future capital requirements will depend upon numerous factors, including:

•                  BioSante’s ability to complete the proposed merger with Cell Genesys;

•                  the progress, timing, cost and results of BioSante’s preclinical and clinical development programs, including in particular its Phase III clinical study program for LibiGel, and its other product development efforts;

•                  patient recruitment and enrollment in BioSante’s current and future clinical trials, including in particular its Phase III clinical study program for LibiGel;

•                  the commercial success and net sales of Elestrin;

•                  BioSante’s ability to license LibiGel or its other products for development and commercialization;

•                  the cost, timing and outcome of regulatory reviews of BioSante’s proposed products;

•                  the rate of technological advances;

•                  the commercial success of BioSante’s proposed products;

•                  BioSante’s general and administrative expenses;

•                  the timing and cost of obtaining third party reimbursement for BioSante’s products;

•                  the success, progress, timing and costs of BioSante’s business development efforts to implement business collaborations, licenses and other business combinations or transactions, including its efforts to continue to evaluate various strategic alternatives available with respect to its products and its company; and

•                  the activities of BioSante’s competitors.

In April 2009, BioSante decided to delay screening new subjects for its LibiGel Phase III safety study and to continue the study for those women already enrolled in the study.  BioSante intends to reinitiate screening and enrollment in the safety study at an appropriate time once it has closed the proposed merger with Cell Genesys.  Currently, BioSante continues to screen for and enroll new subjects in the LibiGel Phase III efficacy trials.  This change in BioSante’s clinical study screening likely will delay the eventual submission of the LibiGel NDA.

One of the primary reasons BioSante is proposing to merge with Cell Genesys is its need for additional funding to continue its Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives for BioSante to access capital, especially in light of the state of the markets for equity offerings, which historically has been BioSante’s method for raising additional financing.  Assuming the merger closes on or before October 31, 2009, BioSante anticipates that Cell Genesys will have approximately $21.5 million in cash and cash equivalents after the payment of Cell Genesys’s anticipated liabilities.  In addition, as of such date, Cell Genesys will have outstanding, and if the merger is completed, BioSante would assume, an aggregate of $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 and $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011.  If the merger with Cell Genesys is completed, BioSante expects that the cash resources of the combined company expected to be available at the closing of the merger would provide BioSante sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.  The merger is expected to be completed in the late third or fourth quarter of 2009.

If the merger with Cell Genesys is not completed or is delayed, BioSante will need to raise additional financing.  Even if the merger with Cell Genesys is completed, BioSante likely will need to raise additional financing to continue its Phase III clinical studies for LibiGel, unless LibiGel is licensed or sold to another company.  Due to the current economic recession and market conditions, as well as the status of product development programs, there is uncertainty regarding whether additional financing will be available to BioSante on favorable terms, or at all.  If adequate funds are not available or are not available on acceptable terms when needed, BioSante may be required to delay, scale back or eliminate some or all of its programs designed to obtain regulatory approval of its proposed products, including most importantly, the Phase III clinical study program for LibiGel.  If BioSante raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its stockholders could be significantly diluted, and the newly issued securities may have rights, preferences or privileges senior to those of its existing stockholders.  If BioSante incurs debt financing, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for its business activities, and BioSante could be subject to covenants that restrict its ability to operate its business and make distributions to its stockholders.  These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of BioSante’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.  As an alternative to raising additional financing, BioSante may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights under its existing license agreements or enter into other business collaborations or combinations, including the possible sale of BioSante.  BioSante may be required to relinquish greater or all rights to its proposed products at an earlier stage of development or on less favorable terms than it otherwise would choose.  Failure to obtain adequate financing also may adversely affect BioSante’s ability to operate as a going concern and cause it to significantly curtail or cease ongoing operations.  The accompanying unaudited interim condensed financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should BioSante be unable to continue as a going concern.

Uses of Cash and Cash Flow

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Net cash used in operating activities was $8.6 million for the six months ended June 30, 2009 compared to net cash used in operating activities of $7.1 million for the six months ended June 30, 2008.  Net cash used in operating activities for the six months ended June 30, 2009 was primarily the result of the net loss for that period which was slightly lower compared to the prior year period due to lower clinical trial related expenses, and to a lesser extent, changes in accounts payable and accrued liabilities.  Net cash used in operating activities of $7.1 million for the six months ended June 30, 2008 was primarily the result of the net loss for that period, and to a lesser extent, changes in prepaid expenses and other assets, offset primarily by an increase in accounts payable and accrued liabilities.

Net cash provided by investing activities was $2.9 million for the six months ended June 30, 2009 compared to net cash provided by investing activities of $1.8 million for the six months ended June 30, 2008.  Net cash provided by investing activities for the six months ended June 30, 2009 was due to the redemption of approximately $3.0 million in short-term investments, partially offset by purchases of capital assets.  Net cash provided by investing activities for the six months ended June 30, 2008 was due to the redemption of $2.0 million in short-term investments, partially offset by purchases of capital assets.

Net cash used in financing activities was $82,548 for the six months ended June 30, 2009 which related primarily to payment of acquisition related costs, compared to net cash provided by investing activities of $33,970 for the six months ended June 30, 2008, which was the result of a warrant exercise.

Accrued liabilities for acquisition related costs were $725,850 as of June 30, 2009.

Years Ended December 31, 2008, 2007, and 2006

Net cash used in operating activities was $15.5 million for the year ended December 31, 2008 compared to net cash provided by operating activities of $739,991 for the year ended December 31, 2007 and net cash used in operating activities of $5.0 million for the year ended December 31, 2006.  Net cash used in operating activities for the year ended December 31, 2008 was primarily the result of the net loss for that period which was higher due to higher clinical trial related expenses, and to a lesser extent, an increase in prepaid expenses and other assets related to an increase in BioSante’s prepaid clinical trial-related costs, partially offset by an increase in accounts payable and accrued liabilities.  Net cash provided by operating activities of $739,991 for the year ended December 31, 2007 was due primarily to the receipt of approximately $10.5 million from Nycomed, 25 percent of which was due to BioSante’s licensor, partially offset by its net loss of $7.6 million during the year ended December 31, 2007.

Net cash provided by investing activities was $11.3 million for the year ended December 31, 2008 compared to net cash used in investing activities of $11.2 million for the year ended December 31, 2007 and net cash provided by investing activities of $5.0 million for the year ended December 31, 2006.  Net cash provided by investing activities for 2008 was due to the redemption of approximately $11.0 million in short-term investments, partially offset by purchases of capital assets associated with clinical trial software and a bottle filling machine due to the conduct of BioSante’s LibiGel clinical trial program.  Net cash used in investing activities for 2007 and 2006 consisted primarily of purchases and sales, respectively, of short-term investments.

Net cash provided by financing activities was $319,377 for the year ended December 31, 2008 compared to $18.5 million for the year ended December 31, 2007 and $7.4 million for the year ended December 31, 2006.  Net cash provided by investing activities for 2008 resulted from warrant exercises.  Net cash provided by financing activities during 2007 resulted primarily from the completion of a private placement resulting in net proceeds to BioSante of approximately $17.3 million, after deduction of transaction expenses, and to a lesser extent, warrant and stock option exercises.  Net cash provided by financing activities for 2006 was primarily the result of the completion of BioSante’s June 2006 private placement that resulted in net proceeds to BioSante of approximately $7.1 million, after deduction of transaction expenses.

Commitments and Contractual Obligations

BioSante did not have any material commitments for capital expenditures as of June 30, 2009.  BioSante has, however, several potential financial commitments, including product development milestone payments to the licensors of certain of its products, payments under its license agreement with Wake Forest University Health Sciences, as well as minimum annual lease payments.

The following table summarizes the timing of these future contractual obligations and commitments as of December 31, 2008 (there were no material changes through June 30, 2009):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	$384,198	$293,478	$90,720	—	—
Obligation under License Agreement with Antares	5,393	5,393	—	—	—
Commitments Under License Agreement with Wake Forest	720,000	130,000	230,000	160,000	200,000
Total Contractual Cash Obligations	$1,109,591	$428,871	$320,720	$160,000	$200,000

Off-Balance Sheet Arrangements

BioSante does not have any off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.  As a result, BioSante is not materially exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in these arrangements.

Critical Accounting Policies

BioSante’s significant accounting policies are described in Note 2 to its financial statements for the year ended December 31, 2008, included in this joint proxy statement/prospectus.  The discussion and analysis of BioSante’s financial statements and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Securities and Exchange Commission has defined a company’s most critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and which requires BioSante to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  Based on this definition, BioSante has identified the critical accounting policies described below.  Although BioSante believes that its estimates and assumptions are reasonable, they are based upon information available when they are made.  Actual results may differ significantly from these estimates under different assumptions or conditions.

Revenue Recognition

BioSante’s enters into various licensing agreements that generate license revenue or other upfront fees and which also may involve subsequent milestone payments earned upon its completion of development milestones or upon the occurrence of certain regulatory actions, such as the filing of a regulatory application or the receipt of a regulatory approval.  BioSante recognizes non-refundable license fees as revenue when it has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and it has no further performance obligations under the license agreement.  Non-refundable license fees that meet these criteria and are due to BioSante upon execution of an agreement are recognized as revenue immediately.

Milestones, in the form of additional license fees, typically represent non-refundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as completion of specified clinical development activities and/or regulatory submissions and/or approvals.  BioSante recognizes revenues from milestone payments that meet the criteria in the preceding paragraph when the milestone is achieved.

Additionally, BioSante records royalty revenue based upon sales of products under a license when such royalties are earned, which is generally in the quarter when the related products are sold.

Deferred revenue arises from payments received in advance of the culmination of the earnings process.  BioSante classifies as a current liability any deferred revenue that is expected to be recognized within the next 12 months.  If applicable, BioSante will recognize deferred revenue in future periods when the applicable revenue recognition criteria have been met.

Research and Development Costs

Research and development costs are charged to expense as incurred.  Government grants are recorded as an offset to the related research and development costs when BioSante has complied with the conditions attached to the grant and there is reasonable assurance that the funds will be received.  Non-refundable advance payments for goods and services to be used in future research and development activities are recorded as assets and the payments are expensed when the research and development activities are performed.

Recently Issued Accounting Pronouncements

On January 1, 2008, BioSante adopted the required provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157) for financial assets and liabilities.

In February 2008, the Financial Accounting Standards Board (FASB) issued Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157, (FSP 157-2) which delays the effective date of SFAS 157 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008.  BioSante adopted these standards on January 1, 2009.  The adoption of FSP 157-2 did not have a material impact on BioSante’s financial statements.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, (FSP 157-3), which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active.  FSP 157-3 is effective immediately and applies to prior periods for which financial statements have not been issued.  The implementation of FSP 157-3 did not have a material impact on BioSante’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) Business Combinations (“SFAS 141(R)”) which is effective for fiscal years beginning after December 15, 2008. SFAS 141(R) retains the underlying fair value concepts of its predecessor (SFAS No. 141), but changes the method for applying the acquisition method in a number of significant respects, including the requirement to expense transaction fees and expected restructuring costs as incurred, rather than including these amounts in the allocated purchase price; the requirement to recognize the fair value of contingent consideration at the acquisition date, rather than the expected amount when the contingency is resolved; and the requirement to recognize a gain in relation to a bargain purchase price, rather than reducing the allocated basis of long-lived assets.  BioSante adopted these standards on January 1, 2009.  Because these standards are generally applied prospectively, the effect of adoption on BioSante’s financial statements will depend primarily on specific transactions, if any, completed after 2008.  See Note 6 to BioSante’s unaudited financial statements for the three and six months ended June 30, 2009 for discussion of the anticipated accounting impact of the merger with Cell Genesys.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165), which provides guidance on management’s assessment of subsequent events.  SFAS 165 clarifies that management must evaluate, as of each reporting period, events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date through the date that the financial statements are issued or are available to be issued.  SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  BioSante adopted SFAS 165 for the three months ended June 30, 2009.  The implementation of SFAS 165 did not have a material impact on BioSante’s financial statements.

In June 2009, the FASB issued SFAS No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”), establishing the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities.  SFAS 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles and is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Codification reorganizes current GAAP into a topical format that eliminates the current GAAP hierarchy and establishes instead two levels of guidance — authoritative and nonauthoritative.  On the effective date, all then-existing non-SEC accounting literature and reporting standards are superseded and deemed nonauthoritative.  The FASB will no longer update or maintain the superseded standards.  We will adopt this standard for our quarter ended September 30, 2009.  The adoption of the FAS 168 will not have a material impact on BioSante’s financial statements.  However, because the Codification completely replaces existing standards, it will affect the way GAAP is referenced by BioSante in its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT BIOSANTE’S MARKET RISK

The primary objective of BioSante’s investment activities is to preserve principal.  To achieve this objective, BioSante typically in the past has sought to invest in highly liquid and high quality debt securities.  To minimize the exposure due to adverse shifts in interest rates, BioSante typically seeks to invest its excess funding in cash and cash equivalents and high-quality, short-term securities with maturities of less than one year.  Currently, all of BioSante’s cash and cash equivalents reside in its 100 percent FDIC-insured non-interest bearing checking account.

CELL GENESYS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with Cell Genesys’s consolidated financial statements and consolidated condensed financial statements and accompanying notes appearing elsewhere in this joint proxy statement/prospectus.  This discussion contains forward-looking statements, based on current expectations and related to future events and Cell Genesys’s future financial performance, that involve risks and uncertainties.  Cell Genesys’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risks Related to Cell Genesys” and elsewhere in this joint proxy statement/prospectus.

Overview

Cell Genesys was a biotechnology company that was focused on the development and commercialization of novel biological therapies for patients with cancer.  In August 2008 and October 2008, it terminated its Phase III clinical trials of GVAX immunotherapy for prostate cancer, its lead product program, implemented a substantial restructuring plan, and announced its intention to pursue alternatives for the company, including merger with or acquisition by another company, further restructuring of Cell Genesys and allocation of its resources toward other biopharmaceutical product areas, sale of the company’s assets and liquidation of the company.  In June 2009, Cell Genesys announced entry into a definitive merger agreement with BioSante by which Cell Genesys would merge with BioSante in an all-stock transaction with BioSante continuing as the surviving company.

Cell Genesys has continued to implement its restructuring plan and taken the following steps:

•                  Ended the development of GVAX immunotherapy for prostate cancer and oncolytic virus therapy products, closed or transferred all IND filings with the FDA and closed out all clinical trial sites and contracts related to those activities.  Cell Genesys has transferred the GVAX immunotherapy for prostate cancer IND to investigators at Johns Hopkins University while maintaining its commercial rights to this and other GVAX therapy products.

•                  Reduced its staff by approximately 60 percent from 290 people to 122 people as of October 31, 2008, by 65 percent to 97 people as of November 30, 2008, by 80 percent to 61 people as of December 31, 2008 and to nine people as of August 15, 2009, primarily as a result of eliminating all of its research and development, manufacturing, clinical and regulatory activities personnel.

•                  Repurchased in October 2008 an aggregate of approximately $26.3 million face value of its 3.125% convertible senior notes due in November 2011, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of such notes, for aggregate consideration of approximately $10.5 million in cash, plus accrued but unpaid interest, thereby reducing the annualized interest expense by approximately $800,000.

•                  Repurchased in December 2008 an aggregate of approximately $47.8 million face value of its 3.125% convertible senior notes due in November 2011, at an overall discount of 60 percent from face value in a tender offer for aggregate consideration of approximately $19.1 million in cash, plus accrued but unpaid interest.

•                  Completed the termination of all major facility leases, including for its former head office and research facility in South San Francisco, California as of January 2, 2009, following a payment of $14.7 million to the South San Francisco landlord in December 2008, and for its manufacturing facility in Hayward, California following a payment of $3.6 million and the issuance of 1.0 million shares of common stock to the Hayward landlord in April 2009; and relocated Cell Genesys’s corporate headquarters to short-term office space in South San Francisco.

•                  Repurchased in January 2009 $2.6 million in face value of Cell Genesys’s 3.125% convertible notes due in November 2011 at an overall discount of approximately 60 percent from face value for aggregate consideration of approximately $1.0 million.

•                  Completed termination of Cell Genesys’s collaborative agreement with Takeda Pharmaceutical Company Limited for GVAX immunotherapy for prostate cancer, effective in the first quarter of 2009.

•                  Substantially reduced the number of patents and terminated a number of license agreements in order to reduce costs, including without limitation the terminated agreements relating to the development and commercialization of oncolytic therapies with Novartis Pharma, AG and certain affiliates as well as a gene activation technology license agreement with sanofi-aventis.

•                  Terminated a committed equity financing facility with Kingsbridge Capital, Limited. signed in 2007 due to a substantial fall in Cell Genesys’s stock price below the minimum purchase price of $1.75 per share.

•                  Completed a tender offer in June 2009 to exchange all of the then outstanding aggregate principal amount of the 3.125% convertible notes due in November 2011, at a purchase price for each $1,000 principal amount of (i) $500 in cash, plus accrued interest, (ii) 206 shares of common stock, and (iii) $310 of new 3.125% convertible senior notes due in May 2013.  As a result of such tender offer, Cell Genesys repurchased an aggregate of $67.1 million face value of Cell Genesys’s 3.125% convertible notes due in November 2011 for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of common stock, and $20.8 million in principal of 3.125% convertible senior notes due in May 2013.  $1.2 million of the 3.125% convertible notes due in November 2011 remain outstanding.  The offer was commenced in connection with a Settlement and Exchange Support Agreement that Cell Genesys entered into with Tang Capital Partners, LP, or Tang, on May 10, 2009, in settlement of a creditor derivative lawsuit filed by Tang Capital on May 5, 2009 in the Court of Chancery of the State of Delaware against Cell Genesys and its directors and executive officers.  The lawsuit sought, among other things, a declaration that Cell Genesys is insolvent and an injunction prohibiting executive retention payments.  On July 1, 2009, following the completion of the offer and pursuant to the terms of the Settlement and Exchange Support Agreement, the Court dismissed Tang’s lawsuit with prejudice.

•                  Entered into a Warrant Exchange Agreement with Capital Ventures International, or CVI, in connection with CVI’s warrant to purchase 8,530,806 shares of Cell Genesys common stock, in order to reduce the potential cash payment otherwise payable in the event of certain transactions, including certain merger transactions.

As a result of these restructuring efforts, Cell Genesys had nine employees as of August 15, 2009, all of whom were engaged in restructuring and activities related to the evaluation of and implementation of strategic alternatives for the business, and its primary assets as of June 30, 2009 were its cash and cash equivalents, short term investments and restricted cash of $35.6 million, its intellectual property, and its minority interest in Ceregene.

In June 2009, Cell Genesys announced that it had entered into a definitive merger agreement with BioSante by which Cell Genesys will merge with BioSante in an all-stock transaction, with BioSante continuing as the surviving company.  Under the terms of the merger agreement, Cell Genesys stockholders will receive 0.1615 of a share of BioSante common stock for each share of Cell Genesys common stock Cell Genesys stockholders own.  Based on the companies’ closing stock prices on June 29, 2009, the date the merger agreement was entered into, this represents $0.347 per share of consideration to be received by Cell Genesys stockholders, or a total consideration of approximately $38 million, and a premium of 12 percent to the closing sale price of Cell Genesys common stock on that date.  Upon completion of the transaction, BioSante stockholders prior to the merger are expected to own approximately 65.0 percent of the outstanding shares of the combined company and Cell Genesys former stockholders are expected to own 35.0 percent, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.

Critical Accounting Policies and the Use of Estimates

The accompanying discussion and analysis of Cell Genesys’s financial condition and results of operations is based on its consolidated financial statements and related disclosures, which it has prepared in accordance with U.S. generally accepted accounting principles.  The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts in Cell Genesys’s consolidated financial statements and accompanying notes.  These estimates form the basis for making judgments about the carrying values of assets and liabilities.  Actual results may differ from these estimates.  Cell Genesys considers certain accounting policies related to revenue recognition, income taxes, stock-based compensation, warrant liability, fair value and asset impairment to be critical accounting policies.

Revenue Recognition

Cell Genesys’s revenues previously were derived principally from research and licensing agreements with collaborators.  Revenue under such collaboration agreements typically included up-front payments, cost reimbursements, milestone payments and license fees.  Cell Genesys evaluated whether the delivered element under these arrangements has value to its customer on a stand-alone basis and whether objective and reliable evidence of fair value of the undelivered item exists.  Deliverables that do not meet these criteria were treated as one unit of accounting for the purposes of revenue recognition.

Up-front Payments.  Up-front payments from Cell Genesys’s research collaborations included payments for licenses, technology transfer and access rights.  Non-refundable up-front license fees and other payments under collaboration agreements where Cell Genesys could not establish stand-alone value for the delivered license and where Cell Genesys had continued involvement following the execution of the collaboration agreement were deferred and recognized on a straight-line or ratable method over the period of its continuing involvement unless it determined that another methodology was more appropriate.  Cell Genesys recognized cost reimbursement revenue under collaborative agreements as the related research and development services were rendered, which approximated when related costs were incurred, as provided for under the terms of these agreements.

Milestones:  Payments for milestones that are based on the achievement of substantive and at-risk performance criteria were recognized in full upon achievement of the incentive milestone events in accordance with the terms of the agreement.  Incentive milestone payments were triggered either by the results of Cell Genesys’s research efforts or by events external to it, such as regulatory approval to market a product or the achievement of specified sales levels by a marketing partner.  As such, the incentive milestones are substantially at risk at the inception of the agreement, and the amounts of the payments assigned thereto are commensurate with the milestone achieved.  Upon the achievement of an incentive milestone event, Cell Genesys had no future performance obligations related to that milestone payment.

License Fees.  Non-refundable license fees where Cell Genesys had completed all obligations at the execution of the arrangement were recognized as revenue upon execution of the technology licensing agreement when delivery had occurred, collectability was reasonably assured and the price was fixed and determinable.

Income Taxes

Income tax benefits previously recorded have been based on a determination of deferred tax assets and liabilities and any valuation allowances that might be required against these deferred tax assets.  Cell Genesys records a valuation allowance to reduce deferred tax assets to the amounts that are more likely than not to be realized.  Cell Genesys has recorded a valuation allowance against its net deferred tax assets because Cell Genesys does not expect to generate sufficient taxable income in the future to benefit from these deferred tax assets.  Cell Genesys considered anticipated future taxable income, and potential tax planning strategies in assessing the need for valuation allowances.  Certain of these determinations require judgment on the part of management.  If Cell Genesys determines that it will be able to realize deferred tax assets in the future in excess of the carrying value of its net deferred tax assets, adjustments to the deferred tax assets will increase income by reducing tax expense in the period that such determination is reached.  Likewise, if Cell Genesys determines that it will not be able to realize all or part of the carrying value of its net deferred tax assets in the future, adjustments to the deferred tax assets will decrease income by increasing tax expense in the period that such determination is reached.  Significant estimates are required in determining Cell Genesys’s income tax benefits.  Various internal and external factors may have favorable or unfavorable effects on Cell Genesys’s future effective tax rate.  These factors include, but are not limited to, changes in tax laws and regulations, Cell Genesys’s ability to identify and successfully complete a strategic transaction, its future levels of spending for research and development, and changes in its overall level of pre-tax earnings or losses.

Cell Genesys adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48 on January 1, 2007.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or FAS 109, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the implementation of FIN 48, Cell Genesys did not recognize any adjustment in the liability for unrecognized income tax benefits and, therefore, implementation of FIN 48 did not result in a cumulative adjustment to accumulated deficit.  As of the adoption date of January 1, 2007, Cell Genesys had $25.0 million of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  As of June 30, 2009 and December 31, 2008, Cell Genesys had zero unrecognized tax benefits and $4.0 million as of December 31, 2007, all of which would affect its effective tax rate if recognized.  Cell Genesys’s policy is to account for interest and penalties related to income tax matters in the income tax provision in the consolidated statement of operations.  Accrued interest and penalties related to income tax matters are included within the related tax liability line in the consolidated balance sheet.

On the adoption date of January 1, 2007, Cell Genesys had $10.4 million of accrued interest and zero penalties related to tax contingencies recorded in the consolidated balance sheet.  Cell Genesys had zero accrued interest and penalties related to tax contingencies as of December 31, 2008.  Cell Genesys had accrued $2.2 million of interest and zero penalties related to tax contingencies as of December 31, 2007.

In July 2005, the IRS issued a Notice of Proposed Adjustment, or NOPA, seeking to disallow $48.7 million of net operating losses that Cell Genesys deducted in its tax return for the year ended December 31, 2000 and seeking a $3.4 million penalty for substantial underpayment of tax in the year ended December 31, 2000.  Cell Genesys responded to the NOPA in September 2005, disagreeing with the conclusions reached by the IRS in the NOPA and seeking to resolve this matter in the Appeals Office of the IRS.  In May 2007, Cell Genesys reached final settlement regarding this matter with the IRS in the amount of $3.3 million with respect to the fiscal years ended December 31, 2000, 2001 and 2002.  This amount was comprised of $2.3 million in federal tax and $1.0 million in related interest.  No penalty was assessed.

Cell Genesys filed tax returns in the U.S., U.K. and California.  In general, Cell Genesys’s tax returns filed for the years 2005 through 2008 remain open to examination for U.S. and U.K. purposes, and those filed for the years 2001 through 2008 remain open to examination for California purposes.

Stock-based Compensation

Cell Genesys’s operating expenses include the cost of stock-based compensation awarded to its employees.  Cell Genesys accounts for employee stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R.  Under the provisions of FAS 123R, Cell Genesys estimates the fair value of its employee stock-based awards at the date of grant using the Black-Scholes option valuation model, which requires the use of certain subjective assumptions.  When establishing an estimate of the expected term of an award, Cell Genesys considers its historical stock option exercise experience including its post vesting termination pattern and the term of the options outstanding.  As required under the accounting rules, Cell Genesys reviews its valuation assumptions at each grant date and, as a result, it is likely to change its valuation assumptions used to value employee stock-based awards granted in future periods.

FAS 123R requires that employee stock-based compensation costs be recognized over the requisite service period, or the vesting period, in a manner similar to all other forms of compensation paid to employees.  Accordingly, for the six months ended June 30 2009, Cell Genesys recognized $0.3 million of stock-based compensation expense in operating expenses with an allocation of $0.1 million to research and development and $0.2 million to general and administrative expenses.  For the six months ended June 30, 2008, Cell Genesys recognized $3.4 million of stock-based compensation expense in operating expenses with an allocation of $2.6 million to research and development and $0.8 million to general and administrative expenses.  For the year ended December 31, 2008, Cell Genesys recognized $4.9 million of stock-based compensation expense in operating expenses with an allocation of $3.6 million to research and development and $1.3 million to general and administrative expenses.

The allocation of employee stock-based compensation costs to each operating expense line is estimated based on specific employee headcount information at each grant date and revised, if necessary, in future periods if actual employee headcount information differs materially from those estimates.  As a result, the amount of employee stock-based compensation costs Cell Genesys records in future periods in each operating expense line may differ significantly from what Cell Genesys has recorded in the current period.  As of June 30, 2009, total stock-based compensation cost related to nonvested stock options not yet recognized was $1.6 million, some of which may not be recorded to stock-based compensation expense if these stock options do not vest due to Cell Genesys’s substantial restructuring plan.  Total stock-based compensation cost related to nonvested restricted stock units not yet recognized as of June 30, 2009 was $21,000, which is expected to be fully vested and recorded to stock-based compensation expense over a weighted-average period of three months.

See Note 1, “Organization and Summary of Significant Accounting Policies” and Note 8, “Stockholder’s Equity and Stock-Based Compensation” of Notes to Consolidated Financial Statements for further information.

Warrant Liability

For a warrant classified as a derivative liability, the fair value of the warrant is recorded on the consolidated balance sheet at inception of such classification and adjusted to fair value at each financial reporting date.  The changes in fair value of the warrant are recorded in the consolidated statements of operations as a component of other income (expense).  The fair value of the warrant is estimated using the Black Scholes option valuation model through May 17, 2009 and based upon the amount of cash that would be paid to settle the warrant as of June 30, 2009.  The warrant will continue to be reported as a liability until such time as the instrument is exercised or is otherwise modified to remove the provisions which require this treatment, at which time the warrant is adjusted to fair value and reclassified from liabilities to stockholders’ equity.  If the warrant is reclassified as permanent equity, the fair value of the warrant would be recorded in stockholders’ equity and no further adjustment would be made in subsequent periods.

Fair Value

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or FAS 157.  FAS 157 defines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities as well as for non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis in the financial statements.  In accordance with FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” for all other non-financial assets and liabilities, FAS 157 is effective for fiscal years beginning after November 15, 2008.  In October 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” or FSP 157-3, that clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP 157-3 is effective upon issuance, including prior periods for which the financial statements have not been issued.

On January 1, 2008, Cell Genesys adopted the provisions of FAS 157 on a prospective basis for its financial assets and liabilities.  Cell Genesys does not hold any non-financial assets or liabilities that are recognized or disclosed at fair value.  FAS 157 requires that Cell Genesys determine the fair value of assets and liabilities using the fair value hierarchy established in FAS 157 and describes three levels of inputs that may be used to measure fair value, as follows:

•                  Level 1—Quoted prices in active markets for identical assets or liabilities.

•                  Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on Cell Genesys’s consolidated results of operations and financial condition.

In accordance with FAS 157, the following table represents the fair value hierarchy for Cell Genesys’s assets and liabilities (cash equivalents, investments and warrant liability) measured at fair value as of June 30, 2009 and December 31, 2008 (in thousands):

		Fair Value Measurement at June 30, 2009
Description	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$26,778	$—	$26,778	$—
U.S. government and governmental agency obligations	5,008	—	5,008	—
Total assets	$31,786	$—	$31,786	$—
Liabilities:
Warrant liability(1)	$277	$—	$—	$277

(1)                                For valuation assumptions refer to the Common Stock and Warrants Section Note 9, “Stockholders’ Equity,” of Notes to Condensed Consolidated Financial Statements in the quarterly report filed on Form 10-Q by Cell Genesys with the SEC on August 5, 2009

		Fair Value Measurements at December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$30,029	$—	$30,029	$—
Corporate notes	30,498	—	30,498	—
U.S. government and governmental agency obligations	22,146	—	22,146	—
Total assets	$82,673	$—	$82,673	$—
Liabilities:
Warrant liability(2)	$633	$—	$—	$633

(2)                                For valuation assumptions refer to the Common Stock and Warrant section of Note 8, “Stockholders’ Equity and Stock-Based Compensation” of Notes to Consolidated Financial Statements in the annual report filed on Form 10-K by Cell Genesys with the SEC on March 9, 2009.

The table below includes a roll forward of the balance sheet amounts for the six months ended June 30, 2009 and year ended December 31, 2008 (including the change in fair value) for financial instruments classified as Level 3 (the warrant liability).  When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement.  However, Level 3 financial instruments typically include, in addition to the unobservable components, observable components (that is, components that are actively quoted and can be validated to external sources).  Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the methodology.

Description	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Balance, beginning	$633	$—
Purchases, issuances, and settlements	(1,723)	12,113
Total losses (gains) included in earnings(1)	1,367	(11,480)
Balance, ending	$277	$633

(1)                                  Losses for the six months ended June 30, 2009 related to the revaluation of the warrant liability from December 31, 2008 to June 30, 2009.  Gain for the year ended December 31, 2008 related to the revaluation of the warrant liability from the date of the warrant issuance (May 14, 2008) through December 31, 2008.  These gains and losses are reflected in Cell Genesys’s consolidated statements of operations as a component of other income (expense).

Asset Impairment

Cell Genesys’s policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that the assets may be impaired.  This assessment of fair value is performed based on the estimated undiscounted cash flows compared to the carrying value of the assets.  If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

Recently Issued Accounting Standards

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (“SFAS 165”), which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Cell Genesys adopted the provisions of SFAS 165 for the quarter ended June 30, 2009 and evaluated its subsequent events through August 5, 2009, the date the condensed consolidated financial statements were issued.  The adoption of SFAS 165 did not have a material effect on Cell Genesys’s consolidated financial statements.

Results of Operations

Revenue

Cell Genesys has historically derived substantially all of its revenues from collaborative and license arrangements as shown in the table below.  Revenues for the six months ended June 30, 2009 were $0.7 million compared to $30.0 million for the six months ended June 30, 2008.  Revenues were $94.6 million for the year ended December 31, 2008, compared to $1.4 million in both of the years ended December 31, 2007 and 2006.  The following table shows Cell Genesys’s revenues by source for the periods indicated:

	Six Months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2007
	(In thousands)
Takeda	$638	$15,813	$80,376	$—	$—
GBP IP, LLC	—	12,000	12,000	—	—
sanofi-aventis Group	109	1,000	1,000	1,000	1,000
Ceregene, Inc.	—	—	—	13	83
Other	—	1,171	1,195	367	281
	$747	$29,984	$94,571	$1,380	$1,364

Cell Genesys currently has no significant source of revenues.

Takeda Development and Commercialization Collaborative Agreement

In March 2008, Cell Genesys entered into a worldwide collaborative agreement with Takeda Pharmaceutical Company Limited, or Takeda, for the development and commercialization of GVAX immunotherapy for prostate cancer.  Under the terms of the agreement, effective March 31, 2008, Cell Genesys granted exclusive worldwide commercial rights to GVAX immunotherapy for prostate cancer for the prevention, diagnosis, and treatment of prostate cancer and other urological neoplasms or urological hyperplasias.  In exchange for these rights and in consideration for prior costs incurred by Cell Genesys in the development of GVAX immunotherapy for prostate cancer, Takeda made a non-refundable and non-creditable upfront payment of $50 million.  Cell Genesys received full payment of the $50 million in April 2008.

Cell Genesys applied EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, in evaluating the appropriate accounting for this agreement.  In accordance with this guidance, Cell Genesys identified the initial license transfer, certain development services and certain regulatory filing support as deliverables under this agreement and concluded that these deliverables should be accounted for as a single unit of accounting based upon the determination that these deliverables are linked and there is no objective and reliable evidence of the fair value of the undelivered items.  Therefore, the elements could not be accounted for separately.  Since both Cell Genesys’s service and the benefit to Takeda were performed and realized consistently throughout the service period and were reflective of a consistent level of effort over the service period, and since benefit was realized consistently throughout, Cell Genesys amortized the upfront payment from Takeda ratably over the estimated term to complete the deliverables.

In October 2008, Cell Genesys placed on hold the further development of GVAX immunotherapy for prostate cancer following the termination of both the VITAL-1 and VITAL-2 Phase III clinical trials.  Cell Genesys’s decision to place on hold further development of GVAX immunotherapy for prostate cancer resulted in Takeda terminating its collaborative agreement in December 2008.  Due to the termination of Cell Genesys’s collaborative agreement, all deliverables under this agreement were cancelled.  As a result, on December 1, 2008, Cell Genesys recognized as revenue the remaining balance of deferred revenue of $37.9 million of the upfront payment from Takeda.

Additionally, Takeda agreed to pay for all external development costs associated with the ongoing Phase III clinical development of GVAX immunotherapy for prostate cancer, including the cost of product, all internal and external additional development costs and all commercialization costs.  As of December 31, 2008, Cell Genesys had recognized revenues from Takeda of $30.4 million for development costs.  For the six months ended June 30, 2009, Cell Genesys recorded reimbursement revenue of $0.6 million.  Reimbursement revenue from Takeda ended during the first quarter of 2009 as a result of Takeda terminating this agreement.

GBP IP, LLC Technology and Intellectual Property Agreement

In December 2007, Cell Genesys sold for $12.0 million all of its assets, intellectual property and previously established licensing agreements relating to its lentiviral gene delivery technology, commonly referred to as lentiviral vectors, to GBP IP, LLC, an affiliate of GBP Capital, the majority shareholder in privately held Lentigen Corporation.  Cell Genesys received full payment of $12.0 million in December 2007.  Under the agreement for the transaction, Cell Genesys retained its rights to use the technology for research and development purposes including potential future use with its cancer immunotherapy products.  Cell Genesys applied EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” in evaluating the appropriate accounting for this agreement.  Cell Genesys identified the delivery of biological materials (including certain GMP-compliant materials), intellectual property and previously established licensing agreements related to its lentiviral gene delivery technology as the primary deliverables under this agreement and concluded that these deliverables should be accounted for as a single unit of accounting based upon the determination that the remaining undelivered items did not have reliable and objective evidence of fair value.  Therefore, the elements could not be accounted for separately.  Recognition of revenue was deferred until Cell Genesys performed all of its obligations under the agreement which occurred during the three months ended March 31, 2008.

Other

For each of the years ended December 31, 2008, 2007 and 2006, Cell Genesys recognized $1.0 million in connection with its gene activation technology license agreement with sanofi-aventis group for gene activated erythropoietin.  Cell Genesys recognized revenue of $0.1 million and $1.0 million for the six months ended June 30, 2009 and 2008, respectively, for such license.  In March 2009, Cell Genesys entered into a settlement agreement with sanofi-aventis group which provided for the settlement of any and all issues under the license agreement between the companies.  The settlement resulted from a notice from sanofi-aventis group in November 2008 informing Cell Genesys of its intention to terminate this license agreement.  Cell Genesys did not recognize any revenue from its previously majority owned subsidiary, Ceregene, Inc., or Ceregene, of which Cell Genesys now owns a minority position, for the year ended December 31, 2008.  Cell Genesys recorded contract revenue of $13,000 and $0.1 million for the years ended December 31, 2007 and 2006, respectively, for services provided to Ceregene.  In addition, Cell Genesys recognized revenue of $0.8 million from a sublicense of certain patents related to the hemophilia and lysosomal storage disorder technology in 2008, compared to zero for the years ended December 31, 2007 and 2006.

Operating Expenses

Research and Development Expenses

Research and development expenses were $0.5 million for the six months ended June 30, 2009 and $54.6 million for the six months ended June 30, 2008.  Research and development expenses were $92.5 million for the year ended December 31, 2008 compared to $106.1 million for the year ended December 31, 2007 and $96.3 million for the year ended December 31, 2006.  The decreases for the year ended December 31, 2008 compared to the year ended December 31, 2007 and for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 were due to the termination of both the VITAL-1 and VITAL-2 Phase III clinical trials.

The increase for the year ended December 31, 2007 over the year ended December 31, 2006 was attributed to the increase in Phase III clinical activities for Cell Genesys’s GVAX immunotherapy program for prostate cancer in Europe, as well as its expansion in clinical trials and other product development activities in both its GVAX cancer immunotherapy and oncolytic virus therapy programs.

Prior to Cell Genesys’s announcement in October 2008 that it placed on hold the further development of GVAX immunotherapy for prostate cancer, Cell Genesys continued to deploy the majority of its research and development resources to advance GVAX immunotherapy for prostate cancer.  Expenses related to GVAX immunotherapy for leukemia, GVAX immunotherapy for pancreatic cancer, the oncolytic virus therapy CG0070 and other potential product candidates in preclinical studies were a minor proportion of its overall spending in research and development activities.  Cell Genesys does not expect to incur further research and development expenses due to the restructuring activities that Cell Genesys has implemented as a result of ending further development of GVAX immunotherapy for prostate cancer.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation, including non-cash, stock-based compensation, for employees in executive and operational functions, including finance, legal, information technology, human resources and business development.  Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with exploring alternatives for Cell Genesys and obtaining and maintaining patents.  General and administrative expenses were $10.6 million for the six months ended June 30, 2009 compared to $10.0 million for the six months ended June 30, 2008, and $17.5 million for the year ended December 31, 2008 compared to $20.4 million for the year ended December 31, 2007 and $17.9 million for the year ended December 31, 2006.  The increase for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 was due primarily to the costs of restructuring activities and the evaluation of strategic alternatives.  The decrease for the year ended December 31, 2008 compared to the year ended December 31, 2007 was due primarily to a substantial reduction of company operations following the ending of development of GVAX immunotherapy for prostate cancer.  The increase for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily due to the increase in infrastructure costs associated with product development and other business activities.  Future spending for general and administrative costs, excluding restructuring costs and costs associated with exploring alternatives, is expected to decrease significantly as additional activities are phased out.

Impairment of Long-Lived Assets

As a result of the termination of both the VITAL-1 and VITAL-2 Phase III clinical trials and ending further development of GVAX immunotherapy for prostate cancer, Cell Genesys recorded a $69.5 million impairment charge related to leasehold improvements, equipment and other assets in its former corporate headquarters facility in South San Francisco, Hayward and Memphis facilities that were previously capitalized and deemed not recoverable as it determined that the carrying value exceeded the fair value of the assets.  The $69.5 million charge was included in impairment of long-lived assets on the consolidated statement of operations for the year ended December 31, 2008.  In addition, Cell Genesys shortened the estimated life of the remaining fixed assets related to its administrative space in the Hayward facility to February 2009 as Cell Genesys vacated the Hayward facility in February 2009.

In the year ended December 31, 2008, Cell Genesys recorded a $2.1 million impairment charge related to certain intangible assets and construction in process that were previously capitalized and deemed not recoverable as it abandoned these projects due to the termination of both the VITAL-1 and VITAL-2 Phase III clinical trials and ending further development of GVAX immunotherapy for prostate cancer.  In addition, Cell Genesys also recorded $0.1 million of impairment charges during the year ended December 31, 2008 due to discontinuation of various capital projects.  These charges were included in impairment of long-lived assets on the consolidated statement of operations for the year ended December 31, 2008.

Additionally, Cell Genesys reclassified certain computer equipment to held for sale and ceased the depreciation of these assets as of December 31, 2008.  Cell Genesys recorded a $43,000 impairment charge against this equipment as it determined that the carrying value exceeded the fair value of the assets.  The $43,000 charge was included in impairment of long-lived assets on the consolidated statement of operations for the year ended December 31, 2008.

Restructuring Charges

In October 2008, in view of the termination of both the VITAL-1 and VITAL-2 Phase III clinical trials, Cell Genesys placed on hold the further development of GVAX immunotherapy for prostate cancer and following approval by the Cell Genesys board of directors implemented a substantial restructuring plan that resulted in a significant reduction of its staff.  In connection with this restructuring, Cell Genesys terminated its lease on its facility in South San Francisco, California, temporarily relocated its corporate headquarters to Hayward, California, and relocated its headquarters to short-term office space in San Francisco, California.  Cell Genesys paid the landlord a lease termination fee of $14.7 million in December 2008.  As a result, Cell Genesys recorded a restructuring charge of $13.8 million in the year ended December 31, 2008, related to its restructuring, including $14.3 million for workforce reduction costs, $0.1 million of non-cash stock-based compensation expense, and $14.1 million for lease termination costs partially offset by a $14.7 million gain from the termination of a capital lease.  At December 31, 2008, $4.9 million of termination benefits remained unpaid, which were classified under accrued restructuring liabilities on the consolidated balance sheet.

In connection with this restructuring, in March 2009, Cell Genesys entered into agreements to terminate Cell Genesys’s leases on Cell Genesys’s facilities in Hayward, California, and relocated Cell Genesys’s corporate headquarters to short-term office space in South San Francisco, California.  In connection with the lease termination becoming effective, Cell Genesys paid the landlord a lease termination fee of $3.6 million and issued 1.0 million  shares of Cell Genesys common stock with a fair value of $0.3 million to the landlord in April 2009.  Additionally, Cell Genesys vacated its Memphis facility in February 2009 and did not renew the lease when it expired in April 2009.  As a result, Cell Genesys recorded a restructuring charge of $3.3 million for the six months ended June 30, 2009, including $3.5 million for workforce reduction initiatives, and $3.9 million for lease termination costs partially offset by a $4.1 million non-cash gain from recognizing the deferred rent related to terminated operating leases.  At June 30, 2009, $0.9 million of lease termination fees and termination benefits remained unpaid, which were classified under accrued restructuring liabilities on the condensed consolidated balance sheet.

Other Income

Gain from Purchase and Exchange of Convertible Senior Notes

In October and November 2004, Cell Genesys issued $145.0 million aggregate principal amount of its 3.125% convertible senior notes due in November 2011.  In October and December 2008, Cell Genesys repurchased an aggregate of approximately $74.1 million principal amount of the 3.125% convertible senior notes due in November 2011, at an overall discount of approximately 60 percent from face value for aggregate consideration of approximately $29.6 million in cash, plus accrued but unpaid interest.  This purchase of debt resulted in a net gain of approximately $42.7 million after deducting transaction costs of approximately $0.8 million and $1.1 million of unamortized debt issuance costs related to the repurchased notes.  In January 2009, Cell Genesys repurchased an aggregate of approximately $2.6 million principal amount of the notes, at an overall discount of approximately 60 percent from face value for aggregate consideration of approximately $1.0 million in cash, plus accrued but unpaid interest.  This purchase of debt resulted in a net gain of approximately $1.5 million after deducting $50,000 of unamortized debt issuance costs related to the repurchased notes.

In June 2009, Cell Genesys completed an exchange offer in which it repurchased an aggregate of $67.1 million face value of its 3.125% convertible senior notes due in November 2011 for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of common stock, and $20.8 million in principal of new 3.125% convertible senior notes due in May 2013.  This exchange of debt resulted in a net gain of approximately $4.4 million after deducting transaction costs of approximately $0.4 million and $0.8 million of unamortized debt issuance costs related to the purchased notes.  As of August 15, 2009, approximately $1.2 million in principal of the 3.125% convertible senior notes due in November 2011 remain outstanding and $20.8 million in principal of the 3.125% convertible senior notes due in May 2013 are outstanding.  The exchange offer was commenced in connection with a Settlement and Exchange Support Agreement Cell Genesys entered into with Tang Capital Partners, LP, or Tang Capital, on May 10, 2009, in settlement of a creditor derivative lawsuit filed by Tang Capital on May 5, 2009 in The Court of Chancery of the State of Delaware against Cell Genesys and its directors and executive officers. The lawsuit sought, among other things, a declaration that Cell Genesys is insolvent and an injunction prohibiting previously disclosed executive retention payments. On July 1, 2009, following the completion of the exchange offer and pursuant to the terms of the Settlement and Exchange Support Agreement, the Court dismissed Tang’s lawsuit with prejudice.

Gain (Loss) Related to Warrant Liability

The fair value at December 31, 2008 of Cell Genesys’s warrant liability was $11.5 million lower than its fair value at the date of the issuance of the warrant resulting in a gain of $11.5 million for the year ended December 31, 2008.

In order to facilitate the pursuit of potential alternatives and to reduce the cash payment required under the terms of CVI’s warrant to purchase approximately 8.5 million shares of Cell Genesys common stock in the event Cell Genesys were to consummate certain transactions, Cell Genesys entered into a Warrant Exchange Agreement on May 17, 2009.  Pursuant to the Warrant Exchange Agreement, Cell Genesys issued to CVI (i) 4.0 million shares of common stock and (ii) a new warrant to purchase 4.3 million shares of common stock, or the Remainder Warrant, that may be exchanged for shares of common stock and, under certain circumstances involving a change in control, cash, valued in the aggregate amount of $2 million, or the Put Right.  The potential cash payments associated with the original warrant were estimated to be approximately $4.2 million on the last trading day prior to the execution of such agreement and had exceeded $5 million for 10 of the 20 prior trading days prior to the execution of such agreement, reaching a high of approximately $6.7 million on April 28, 2009.  As of June 30, 2009, in accordance with the terms of the Warrant Exchange Agreement, CVI had partially exercised its Put Right, thereby reducing the aggregate dollar value required to settle the Remainder Warrant from $2 million to $0.3 million and the right to purchase shares of common stock from 4.3 million to 0.6 million.  CVI was issued an additional 4.0 million shares of common stock based on such partial exercise, which brought the cumulative total number of shares of common stock issued to CVI in May and June 2009 to 8.0 million.  Accordingly, the fair value of the Remainder Warrant was determined to be equal to $0.3 million, based upon the amount of cash that would be paid to settle the warrant, as of June 30, 2009.  For the three and six months ended June 30, 2009, Cell Genesys recorded losses of $3.3 million and $3.7 million, respectively, related to the revaluation and partial settlement in stock of these warrants.  In the three and six months ended June 30, 2008, Cell Genesys recorded a gain of $5.7 million from the revaluation of the warrant liability.

Gain on Sale of Abgenix Common Stock

During 2006, Cell Genesys sold all of its remaining 3.0 million shares of Abgenix common stock for a gain of $62.7 million.

Interest and Other Income

Interest and other income were $0.3 million for the six months ended June 30, 2009 and $2.5 million for the six months ended June 30, 2008.  The decrease for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 was due primarily to the decrease in short-term investments, and to a lesser extent lower interest rates.

Interest and other income was $4.0 million in 2008 compared to $9.0 million for the year ended December 31, 2007 and $7.5 million in 2006.  The decrease for the year ended December 31, 2008 compared to the year ended December 31, 2007 was attributed primarily to lower interest rates and, to a lesser extent, lower average cash and short-term investment balances.  The increase for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily attributed to higher average cash and short-term investment balances.  In addition, Cell Genesys received $1.0 million from Laboratoire Serono S.A., or Serono, for its agreement to withdraw from a patent dispute between Cell Genesys and Serono relating to gene activation technology in December 2007.  The amount of this settlement is included in “Interest and other income” in 2007.

Interest Expense

Interest expense was $1.2 million for the six months ended June 30, 2009 and $5.1 million for the six months ended June 30, 2008.  The decrease for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 was due to having less convertible notes outstanding at June 30, 2009.  Additionally, the termination of Cell Genesys’s South San Francisco capital lease in December 2008 resulted in a $1.2 million decrease in interest expense.

Interest expense was $9.9 million in 2008 compared to $10.3 million for the year ended December 31, 2007 and $10.5 million in 2006.  The decrease for the year ended December 31, 2008 compared to 2007 was primarily due to repurchases of Cell Genesys’s convertible senior notes.  Cell Genesys recorded interest expense related to its notes, including amortization of related debt issuance costs, of $5.0 million in 2008, compared to $5.3 million in each of 2007 and 2006.  The repurchase of Cell Genesys’s notes will result in a reduction of annualized interest expense by approximately $2.3 million.  In addition, Cell Genesys recorded interest expense associated with its South San Francisco, California capital lease obligation of $4.9 million in 2008, $5.1 million for the year ended December 31, 2007 and $5.2 million in the year ended 2006.  The termination of Cell Genesys’s South San Francisco capital lease will result in an additional reduction in interest expense of approximately $5.0 million per year.

Income Taxes, Income Tax Provision and Income Tax Benefit

The income tax provision was zero for the three and six months ended June 30, 2009. The tax provision for the six months ended June 30, 2008 related to additional accruing interest recorded for unrecognized tax benefits.

In July 2005, the IRS issued a Notice of Proposed Adjustment, or NOPA, seeking to disallow $48.7 million of net operating losses that Cell Genesys deducted for the 2000 fiscal year and seeking a $3.4 million penalty for substantial underpayment of tax in the year ended December 31, 2000.  Cell Genesys responded to the IRS in September 2005, disagreeing with the conclusions reached by the IRS in the NOPA and seeking to resolve this matter with the Appeals Office of the IRS.  In May 2007, Cell Genesys reached final settlement regarding this matter with the IRS in the amount of $3.3 million with respect to the years ended December 31, 2000, 2001 and 2002.  This amount was comprised of $2.3 million in federal tax and $1.0 million in related interest.  No penalty was assessed.

Cell Genesys recorded a tax benefit of $6.2 million for the year ended December 31, 2008 compared to a tax benefit of $25.9 million for the year ended December 31, 2007 and a tax provision of $29.6 million for the year ended December 31, 2006.  The tax benefit for the year ended December 31, 2008 was primarily attributed to the reversal of $6.2 million of previously accrued income taxes as a result of closing certain years to examination under relevant statutes of limitation.  The tax benefit recorded for the year ended December 31, 2007 was related to the reversal of $26.4 million of previously accrued income taxes as a result of the final settlement with the IRS in May 2007, partially offset by additional accrued interest for tax contingencies.  The tax provision for the year ended December 31, 2006 relates to a realized gain on the sale of 3.0 million shares of Abgenix common stock and $2.8 million related to additional interest recorded for tax contingencies.

Cell Genesys has filed tax returns in the U.S., U.K. and California.  In general, the years 2005 through 2008 remain open to examination for U.S. and U.K. purposes, and 2001 through 2008 for California purposes.  At December 31, 2008, Cell Genesys had federal net operating loss carryforwards of approximately $435 million which will expire in the years beginning 2009 through 2028 if not utilized, such net operating loss carryforwards may be eliminated or severely limited for tax purposes as a result of the merger.

Liquidity and Capital Resources

At June 30, 2009, Cell Genesys had approximately $35.6 million in cash, cash equivalents and short-term investments, of which $2.7 million was classified as restricted and was related to letters of credit securing certain executive retention payment agreements with the remaining executive officers.  The decrease from December 31, 2008 reflected the repurchase in an exchange offer of $67.1 million of Cell Genesys’s 3.125% convertible senior notes due 2011 for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of common stock, and $20.8 million of new 3.125% convertible senior notes due in May 2013, and payment of certain fees in connection with terminating Cell Genesys’s lease agreements for the facility in Hayward, California.  Cell Genesys has historically maintained its financial position through strategic management of its resources including accessing debt and equity financing and funding from various corporate collaborations and licensing agreements.

Equity Financing

On April 9, 2009, Cell Genesys terminated the committed equity financing facility with Kingsbridge Capital Limited, or Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to the lesser of 11.6 million shares of Cell Genesys common stock or an aggregate of $75.0 million during the three year period following entry into the facility.  However, Kingsbridge was not obligated to purchase shares at prices below $1.75 per share, which Cell Genesys common stock was trading substantially below as of April 9, 2009, or at a price below 85 percent of the closing share price of Cell Genesys common stock on the trading day immediately preceding the commencement of a drawdown.  As of the date of the termination, Cell Genesys had raised $23.0 million from the sale of 7.1 million shares of common stock to Kingsbridge and there remained approximately 4.5 million shares that may have been sold.  There were no draw-downs during the six months ended June 30, 2009 and 2008.  No termination penalties were incurred as a result of the termination.

In May 2008, Cell Genesys received gross proceeds of $30.0 million in a registered direct offering, before deducting placement agents’ fees and stock issuance costs of approximately $1.9 million, resulting in net proceeds of approximately $28.1 million, from the sale of 7.1 million shares of Cell Genesys common stock at $4.22 per share and warrants to purchase 8.5 million shares of Cell Genesys common stock at a price of $10.00 per share.  The offering was made pursuant to Cell Genesys’s effective May 2007 shelf registration statement on Form S-3.  These warrants are exercisable beginning on November 14, 2008 for a period of seven years thereafter.

Cell Genesys has an effective shelf registration statement on Form S-3 which allows Cell Genesys to offer up to $150.0 million of securities on short notice in one or more public offerings under the Securities Act.  As of June 30, 2009, $120 million was available for issuance under this shelf registration statement.

Debt Financing

In October and November 2004, Cell Genesys issued and sold a total of $145.0 million aggregate principal amount of 3.125% convertible senior notes due in November 2011 in a private placement.  Cell Genesys received approximately $139.9 million in proceeds after deducting the initial purchasers’ discount and estimated offering expenses, which it used, in part, to repay bank debt totaling $95.0 million.  Under certain circumstances, Cell Genesys may redeem some or all of the convertible senior notes on or after November 1, 2009 at a redemption price equal to 100 percent of the principal amount of the notes.  Holders of the notes may require Cell Genesys to repurchase some or all of their notes if a fundamental change (as defined in the indenture) occurs, at a repurchase price equal to 100 percent of the principal amount of the notes, plus accrued and unpaid interest (and additional amounts, if any) to, but not including, the repurchase date.  The notes are convertible into Cell Genesys common stock, initially at the conversion price of $9.10 per share, equal to a conversion rate of approximately 109.8901 shares per $1,000 principal amount of notes, subject to adjustments for stock dividends, stock splits and other similar events.  Debt issuance costs of $5.3 million incurred in connection with the issuance of the notes were recorded as other noncurrent assets, and were being amortized to interest expense on a straight-line basis over the contractual term of the notes.

In October 2008, Cell Genesys repurchased an aggregate of $26.3 million face value of the convertible senior notes, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of the notes, for aggregate consideration of $10.5 million in cash, plus accrued but unpaid interest.  In December 2008, Cell Genesys completed a tender offer in which it repurchased an aggregate of $47.8 million face value of the convertible senior notes, at an overall discount of 60 percent from face value, for aggregate consideration of approximately $19.1 million in cash, plus accrued but unpaid interest.  Cell Genesys recorded a net gain of $42.7 million from the purchase of debt comprised of a gross gain of $44.6 million less transaction costs of $0.8 million and $1.1 million of unamortized debt issuance costs related to the repurchased notes.  As of December 31, 2008, there was $70.9 million aggregate principal amount of the convertible senior notes and $1.0 million of unamortized debt issuance costs remaining to be amortized as interest expense.

In January 2009, Cell Genesys repurchased an aggregate of $2.6 million face value of the convertible senior notes, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of the notes, for aggregate consideration of $1.0 million in cash, plus accrued but unpaid interest.  As a result of the retirement of the repurchased notes, $68.3 million aggregate principal amount of the convertible senior notes remained outstanding as of March 31, 2009.

In June 2009, Cell Genesys completed the exchange offer discussed above.  As a result of the exchange offer, Cell Genesys repurchased an aggregate of $67.1 million face value of the 3.125% convertible senior notes due in November 2011 for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of Cell Genesys common stock, and $20.8 million of new 3.125% convertible senior notes due in May 2013.  As of August 15, 2009, approximately $1.2 million of the 3.125% convertible senior notes due in November 2011 remained outstanding and $20.8 million of the new 3.125% convertible senior notes due May 2013 were outstanding.

Net Cash Used in Operating Activities

Net cash used in operating activities was $16.1 million for the six months ended June 30, 2009 compared to $8.8 million for the six months ended June 30, 2008.  The increase was primarily due to the termination of the collaborative agreement with Takeda which provided $50 million of funding in 2008, as well as the $3.6 million lease termination fee paid in April 2009 in connection with the Hayward lease termination becoming effective and ending further development of GVAX immunotherapy for prostate cancer.

Net cash used in operating activities was $57.2 million for the year ended December 31, 2008 compared to $89.7 million in 2007 and $91.7 million in 2006.  The decrease in cash used in 2008 compared to the year ended December 31, 2007 was primarily due to an increase of approximately $62.7 million of receipts from collaborative and license agreements and other income partially offset by costs related to Cell Genesys’s restructuring, including a $14.7 million lease termination fee and $11.0 million of employee termination related payments.  The decrease in cash used for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily due to the one time receipt of $12.0 million from the sale of Cell Genesys’s intellectual property in December 2007, partially offset by the increased costs associated with Phase III clinical activities in Europe.

Cell Genesys expects its operating expenses, except for restructuring costs and costs associated with exploring alternatives, to continue to decrease significantly in the near future as further activities are phased out.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $48.3 million for the six months ended June 30, 2009, which related primarily to maturities of short-term investments.  Net cash provided by investing activities for the six months ended June 30, 2009 increased by $70.8 million compared to the six months ended June 30, 2008 primarily due to reinvesting maturities of short-term investments into cash and cash equivalents in the 2009 period.  Net cash provided by investing activities was $22.5 million for the six months ended June 30, 2008, which related primarily to maturities and sales of short-term investments, partially offset by purchases of short-term investments. During the six months ended June 30, 2008, Cell Genesys sold three credit card asset-backed debt securities issued by one issuer with a book value of $7.1 million based on possible future credit concerns.  These three securities comprised Cell Genesys’s entire holdings from this issuer.  Cell Genesys realized gains of $13,986 from the sale of these securities.  Capital expenditures were $11,000 and $0.6 million for the six months ended June 30, 2009 and 2008, respectively.

Net cash provided by investing activities was $67.5 million for the year ended December 31, 2008 compared to net cash provided by investing activities of $4.6 million for the year ended December 31, 2007 and $8.4 million for the year ended December 31, 2006.  Net cash provided in investing activities for the year ended December 31, 2008 increased by $62.9 million compared to the year ended December 31, 2007 primarily due to purchasing a lower amount of short-term investments in 2008 as compared to the year ended December 31, 2007.  During the year ended December 31, 2008, Cell Genesys sold three credit card asset-backed debt securities issued by one issuer with a book value of $7.1 million based on possible future credit concerns.  These three securities comprised Cell Genesys’s entire holdings from this issuer.  Cell Genesys realized gains of $13,986 from the sale of these securities.  Capital expenditures were $1.1 million for the year ended December 31, 2008.  Net cash provided by investing activities for the year ended December 31, 2007 decreased by $3.8 million compared to the year ended December 31, 2006 primarily due to increased reinvestment of the cash received from the maturity of short-term investments for the year ended December 31, 2007 as compared to the year ended December 31, 2006.  Additionally, $65.4 million was received from the sale of Abgenix, Inc. common stock in the year ended December 31, 2006.  Capital expenditures of $4.5 million in 2007 were partially offset by $2.2 million of proceeds from the sale of property and equipment.  Capital expenditures for the year ended December 31, 2006 were $2.0 million.

As of August 15, 2009, all of Cell Genesys’s investments have matured and Cell Genesys’s excess cash is invested in a U.S. government money market fund.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities of $34.9 million for the six months ended June 30, 2009 related to the repurchase of an aggregate of $2.6 million face value of Cell Genesys’s convertible senior notes for approximately $1.0 million and the debt exchange discussed above under which $33.5 million was paid to the convertible debtholders upon the exchange.  Net cash provided by financing activities was $27.8 for the six months ended June 30, 2008, relating primarily to the net proceeds of $28.2 million from a registered direct offering.

Net cash used in financing activities was $3.3 million for the year ended December 31, 2008 compared to net cash provided by financing activities of $85.0 million for the year ended December 31, 2007 and $52.9 million for the year ended December 31, 2006.  Net cash used in financing activities of $3.3 million for the year ended December 31, 2008, related primarily to the purchase of an aggregate of $74.1 million face value of Cell Genesys’s convertible senior notes for approximately $30.4 million including transaction costs, partially offset by net proceeds of approximately $28.1 million in a registered direct offering from the sale of 7.1 million shares of Cell Genesys common stock at $4.22 per share and warrants to purchase 8.5 million shares of Cell Genesys common stock at a price of $10.00 per share.  Net cash provided by financing activities increased by $32.1 million for the year ended December 31, 2007 related primarily to net proceeds of $55.4 million in a registered direct offering from the sale of 10.8 million shares of Cell Genesys common stock at $5.55 per share and warrants to purchase 2.2 million shares of Cell Genesys common stock at a price of $7.18 per share, and $30.1 million from the sale of 9.5 million shares of Cell Genesys common stock to Kingsbridge.  Cash flows for the year ended December 31, 2006 included net proceeds of $27.9 million from the sale of 6.3 million shares of Cell Genesys common stock to Kingsbridge and net proceeds of $25.0 million from the sale of 5.8 million shares of Cell Genesys common stock under an underwritten public offering.

Contractual Obligations

During the six months ended June 30, 2009, there were material changes outside of the ordinary course of business in Cell Genesys’s payments due under contractual obligations from the year ended December 31, 2008. In March 2009, Cell Genesys entered into an agreement to terminate its leases on its facilities in Hayward, California.  In connection with the lease termination becoming effective in April 2009, Cell Genesys paid the landlord a termination fee of $3.6 million and issued 1.0 million shares of Cell Genesys common stock, with a fair value of $0.3 million, to the landlord in April 2009.  In February 2009, Cell Genesys relocated its corporate offices to short-term office space in South San Francisco, California, and entered into a six month lease, which Cell Genesys expects to extend for at least two additional months.

Capital Leases.  Cell Genesys’s South San Francisco former headquarters facility lease was recorded as a capital lease as a result of certain amendments that required Cell Genesys to fund the costs of certain structural components of the facility.  In December 2008, Cell Genesys entered into an agreement to terminate this lease.  In consideration of the early termination of the lease, Cell Genesys paid the landlord a total fee of $14.7 million in December 2008.

In May 2007, Cell Genesys sold a portion of its leasehold improvements and equipment located in its Memphis facility for $2.2 million in cash.  These leasehold improvements and equipment related to manufacturing activities that are no longer being carried out at this facility.  The net book value of the assets sold was $0.8 million, resulting in a gain on sale of $1.4 million.  Additionally, Cell Genesys amended its lease for the Memphis facility with the landlord and the buyer entered into a separate lease with the landlord for a majority portion of the facility.  Cell Genesys continued to lease the remaining portion of the facility for its product distribution center.  The Memphis facility lease expired in April 2009 and was not renewed.

The following table represents the future payments by year of Cell Genesys’s long-term contractual obligations at June 30, 2009:

	Payment Due by Year
	(in thousands)
	Total	2009	2010	2011	2012	2013
Convertible senior notes and related Interest	$24,616	$248	$688	$1,922	$650	$21,208

Under certain circumstances, Cell Genesys may redeem some or all of the 3.125% convertible senior notes due in November 2011 on or after November 1, 2009 or the 3.125% convertible senior notes due in May 2013 after November 1, 2011 at a redemption price equal to 100 percent of the principal amount of the notes.  Holders of the notes may require Cell Genesys to repurchase some or all of their notes if a fundamental change (as defined in the indenture) occurs, at a repurchase price equal to 100 percent of the principal amount of the notes, plus accrued and unpaid interest (and additional amounts, if any) to, but not including, the repurchase date.  The 3.125% convertible senior notes due in November 2011 are convertible into Cell Genesys common stock, initially at the conversion price of $9.10 per share, equal to a conversion rate of 109.8901 shares per $1,000 principal amount of notes, subject to adjustments for stock dividends, stock splits and other similar events.  The 3.125% convertible senior notes due in May 2013 are convertible into Cell Genesys common stock, initially at the conversion price of $0.68 per share, equal to a conversion rate of 1,470.5882 shares per $1,000 principal amount of notes, subject to adjustments for stock dividends, stock splits and similar other events.

Capital Requirements

Cell Genesys’s capital requirements depend on numerous factors, including its ability to successfully implement its restructuring plan and whether it determines to pursue other biopharmaceutical product areas.  Cell Genesys’s announcement that it has terminated VITAL-1 and VITAL-2 has significantly depressed its stock price and severely impaired its ability to raise additional funds.  It could be difficult or impossible for Cell Genesys to raise additional capital.

Cell Genesys believes that its current liquidity position will be sufficient to meet its cash needs for at least the next year under its current restructuring plan.  However, sources of liquidity available to Cell Genesys are limited, and, if it determines to pursue other biopharmaceutical product areas, it would need to raise significant additional funds, which depend on many factors beyond its control and it may be difficult or impossible to raise additional funds, as discussed above.

Off-Balance Sheet Arrangements

As of June 30, 2009 and December 31, 2008 and 2007, Cell Genesys did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
CELL GENESYS’S MARKET RISK

Interest Rate Risk

Cell Genesys is exposed to interest rate sensitivity on its investments in debt securities and its outstanding fixed rate debt.  The objective of Cell Genesys’s investment activities is to preserve principal, while at the same time maximizing yields without significantly increasing risk.  To achieve this objective, Cell Genesys invests in highly liquid, investment grade and government debt securities.  Cell Genesys’s investments in debt securities are subject to interest rate risk.  To minimize the exposure due to an adverse shift in interest rates, Cell Genesys invests in short-term securities and its goal is to maintain an average maturity of less than one year.  Cell Genesys has estimated its interest rate risk, as of June 30, 2009, to be insignificant from an immediate one percent increase in interest rates as all of its securities will mature within one month.  The following table provides information about Cell Genesys’s financial instruments that are sensitive to changes in interest rates.

Interest Rate Sensitivity
Principal Amount by Expected Maturity and Average Interest Rate

As of June 30, 2009	2009	2010	2011	2012	2013	Total	Fair Value June 30, 2009
	(In thousands)
Total Investment Securities	$31,780	$—	$—	$—	$—	$31,780	$31,786
Average Interest Rate	0.84%	—	—	—	—	0.84%	—
Fixed interest Rate Convertible Senior Notes(1)	$248	$688	$1,922	$650	$21,108	$24,616	$21,480
Average Interest Rate	3.125%	3.125%	3.125%	3.125%	3.125%	3.125%

As of December 31, 2008	2009	2010	2011	Total	Fair Value December 31, 2009
	(In thousands)
Total Investment Securities	$82,427	$—	$—	$82,427	$82,673
Average Interest Rate	2.04%	—	—	2.04%	—
Fixed interest Rate Convertible Senior Notes(1)	$2,215	$2,215	$73,082	$77,512	$27,329
Average Interest Rate	3.125%	3.125%	3.125%	3.125%

(1)  Under certain circumstances, Cell Genesys may redeem some or all of the 3.125% convertible senior notes due in November 2011 on or after November 1, 2009 or the 3.125% convertible senior notes due in May 2013 after November 1, 2011 at a redemption price equal to 100 percent of the principal amount of the notes.  Holders of the notes may require Cell Genesys to repurchase some or all of their notes if a fundamental change (as defined in the indenture) occurs, at a repurchase price equal to 100 percent of the principal amount of the notes, plus accrued and unpaid interest (and additional amounts, if any) to, but not including, the repurchase date.  The 3.125% convertible senior notes due in November 2011 are convertible into Cell Genesys common stock, initially at the conversion price of $9.10 per share, equal to a conversion rate of 109.8901 shares per $1,000 principal amount of notes, subject to adjustments for stock dividends, stock splits and other similar events.  The 3.125% convertible senior notes due in May 2013 are convertible into Cell Genesys common stock, initially at the conversion price of $0.68 per share, equal to a conversion rate of 1,470.5882 shares per $1,000 principal amount of notes, subject to adjustments for stock dividends, stock splits and similar other events.

MANAGEMENT FOLLOWING THE MERGER

Directors and Executive Officers of the Combined Company Following the Merger

Pursuant to the terms of the merger agreement and as a result of the merger, the officers of BioSante immediately prior to the effective time will continue to be the officers of BioSante at the effective time of the merger and the directors of BioSante immediately prior to the effective time will continue to be the directors of BioSante at the effective time of the merger, as well as Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D., both current directors of Cell Genesys. Pursuant to the merger agreement, David W. Carter, Nancy M. Crowell, James M. Gower, Thomas E. Shenk, Ph.D., Eugene L. Step, Inder M. Verma, Ph.D. and Dennis L. Winger, currently members of the Cell Genesys board of directors, will resign immediately prior to the completion of the merger.  Dr. Sullivan, BioSante’s chairman of the board will continue as chairman of the board of the combined company.

The following table lists the names and ages as of August 15, 2009 and positions of the individuals who are expected to serve as directors and executive officers of the combined company upon completion of the merger:

Name	Age	Title
Louis W. Sullivan, M.D.	75	Chairman of the Board
Stephen M. Simes	57	Vice Chairman, President, Chief Executive Officer and Director
Fred Holubow	70	Director
Peter Kjaer	48	Director
Ross Mangano	63	Director
John T. Potts, Jr., M.D.	77	Director
Edward C. Rosenow III, M.D.	74	Director
Stephen A. Sherwin, M.D.	60	Director
Phillip B. Donenberg	49	Chief Financial Officer, Treasurer and Secretary

The Honorable Louis W. Sullivan, M.D. has been BioSante’s Chairman of the Board since March 1998 and has been a director of BioSante since its formation.  Dr. Sullivan served as Secretary of Health and Human Services in the cabinet of President George H.W. Bush from 1989 to 1993.  Since retiring from the Bush Administration, Dr. Sullivan has been associated with the Morehouse School of Medicine in Atlanta, Georgia.  Currently, he serves as President Emeritus and he previously served as President and Dean of the School from 1981 to 1985 and as President from 1985 to 1989 and from 1993 to 2002.  Dr. Sullivan serves on the board of directors of Henry Schein Inc., United Therapeutics Corporation and Emergent BioSolutions Inc.  Dr. Sullivan also serves as chairman of the National Health Museum in Atlanta, Georgia and as chairman of the Sullivan Alliance to Increase Generosity in the Health Profession.

Stephen M. Simes has served as BioSante’s Vice Chairman, President and a director of BioSante since January 1998 and Chief Executive Officer since March 1998.  From October 1994 to January 1997, Mr. Simes was President, Chief Executive Officer and a director of Unimed Pharmaceuticals, Inc. (wholly-owned by Solvay Pharmaceuticals Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology.  From 1989 to 1993, Mr. Simes was Chairman, President and Chief Executive Officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets.  In 1993, Gynex was acquired by Savient Pharmaceuticals, Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc.  Mr. Simes’s career in the pharmaceutical industry started in 1974 with G.D. Searle & Co. (now part of Pfizer Inc.).

Fred Holubow has been a director of BioSante since July 1999.  Since January 2001, Mr. Holubow has been a Managing Director of William Harris Investors, Inc., a registered investment advisory firm.  From August 1982 to January 2001, Mr. Holubow served as Vice President of Pegasus Associates, a registered investment advisory firm he co-founded.  He specializes in analyzing and investing in pharmaceutical and biotechnology companies.  Mr. Holubow currently serves on the board of directors of Micrus Endovascular Corporation, and in the past has served on the boards of ThermoRetec Corporation, Savient Pharmaceuticals, Inc. (formerly Bio-Technology General Corp.), Gynex Pharmaceuticals, Inc. and Unimed Pharmaceuticals, Inc.

Peter Kjaer has been a director of BioSante since July 1999.  Mr. Kjaer has been President and Chief Executive Officer of Jet-Asia Ltd., a Hong Kong-based aircraft and management company, since April 1996.

Ross Mangano has been a director of BioSante since July 1999.  Mr. Mangano has been the President and a director of Oliver Estate, Inc., a management company specializing in investments in public and private companies, since 1971.  Mr. Mangano in the past has served on the board of directors of Cerprobe Corporation, Tower Federal Savings & Loan, Cypress Communications, Inc. and Mego Financial Corp.

John T. Potts, Jr., M.D. has served as a director of Cell Genesys since May 1997.  His career spans more than 40 years of service in science and medicine.  Dr. Potts is currently the Jackson Distinguished Professor of Clinical Medicine at Harvard Medical School.  After medical training at the University of Pennsylvania, he did his internship and residency at Massachusetts General Hospital (MGH) from 1957 to 1959, then went to the National Institutes of Health (NIH) to work with Nobel laureate Christian Anfinsen in protein chemistry.  Dr. Potts remained at the NIH from 1959 to 1968, when he returned to the MGH as chief of endocrinology.  He served as chairman of the Department of Medicine and physician-in-chief from 1981 to 1996.  In his role as director of research from 1995 to 2004, Dr. Potts was responsible for developing policies and strategies for preserving and strengthening the extensive scientific research effort at MGH, an endeavor which he continues to the present.  The author or co-author of more than 500 scientific publications, he is a member of the National Academy of Sciences, the Institute of Medicine, and the American Academy of Arts and Sciences.  Dr. Potts is a director of ReceptorBase, Inc. and Zeltiq Aesthetics, a founder of Radius Health, Inc., and a member of the Scientific Advisory Boards of MPM Capital and HealthCare Ventures, as well as the Medical Advisory Board of Cell Genesys.

Edward C. Rosenow, III, M.D. has been a director of BioSante since November 1997.  Dr. Rosenow is a Master Fellow of the American College of Physicians as well as Master Fellow the American College of Chest Physicians.  Dr. Rosenow was the Arthur M. and Gladys D. Gray Professor of Medicine at the Mayo Clinic from 1988 until his retirement in 1996.  Beginning with his residency in 1960, Dr. Rosenow has worked at the Mayo Clinic in many professional capacities including as a Consultant in Internal Medicine (Thoracic Diseases) from 1966 to 1996, an Assistant Professor, Associate Professor and Professor of Medicine at the Mayo Clinic Medical School, President of the Mayo Clinic Staff in 1986, and Chair of the Division of Pulmonary and Critical Care Medicine from 1987 to 1994.  Dr. Rosenow has also served as a consultant to NASA, space station FREEDOM at the Johnson Space Center in Houston, Texas from 1989 to 1990 and as the President of the American College of Chest Physicians from 1989 to 1990.  In 1998, he received the Mayo Distinguished Alumnus Award.  In 2007, Dr. Rosenow was awarded a named professorship, the Edward C. Rosenow III, MD Professorship in the Art of Medicine at the Mayo Clinic School of Medicine, given by Bruce, Martha and Zylpha Clinton.

Stephen A. Sherwin, M.D. joined Cell Genesys in March 1990.  Dr. Sherwin served as chief executive officer of Cell Genesys since its inception, and in March 1994 he was elected to the additional position of chairman of the board of directors.  From 1983 to 1990, Dr. Sherwin held various positions at Genentech, Inc., a biotechnology company, most recently as vice president of clinical research.  Prior to 1983, Dr. Sherwin was on the staff of the National Cancer Institute.  Dr. Sherwin currently serves as the chairman of the board of Ceregene, Inc., a former subsidiary of Cell Genesys, which he co-founded in 2001.  Dr. Sherwin was also a co-founder of Abgenix, Inc, another former subsidiary of Cell Genesys, which was acquired by Amgen in 2006.  He is also a director of Neurocrine Biosciences, Inc. and Rigel Pharmaceuticals, Inc. Dr. Sherwin, who also serves as chairman of the board of the Biotechnology Industry Organization, holds a

B.A. in biology from Yale University, an M.D. from Harvard Medical School and is board-certified in internal medicine and medical oncology.

Phillip B. Donenberg, CPA, has served as BioSante’s Chief Financial Officer, Treasurer and Secretary since July 1998.  Before joining BioSante, Mr. Donenberg was Controller of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of Solvay Pharmaceuticals, Inc.) from January 1995 to July 1998.  Prior to Unimed Pharmaceuticals, Inc., Mr. Donenberg held similar positions with other pharmaceutical companies, including Gynex Pharmaceuticals, Inc. (currently Savient Pharmaceuticals, Inc.), Applied NeuroSolutions, Inc. (formerly Molecular Geriatrics Corporation) and Xtramedics, Inc.

Director Independence

Prior to the completion of the merger, the BioSante board of directors will affirmatively determine which of the eight individuals that will serve as directors of the combined company is an “independent director” as defined under the Marketplace Rules of the NASDAQ Stock Market.  The Marketplace Rules of the NASDAQ Stock Market provide a non-exclusive list of persons who are not considered independent.  No director qualifies as independent unless the board of directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment.  Based on information provided by the directors and by BioSante and Cell Genesys with regard to each of the eight individuals expected to serve as a member of the board of directors of the combined company and such individual’s business and personal activities as they may relate to BioSante, Cell Genesys, the combined company and their respective management, it is anticipated that all of the eight individuals that will serve as directors of the combined company will be “independent” other than Mr. Simes and Dr. Sherwin.

Board Committees of the Combined Company

The board of directors of the combined company will have the same committee structure as BioSante prior to the merger and therefore will have an Audit and Finance Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Scientific Review Committee.  Each of these committees will operate under a charter that has been previously approved by the board of directors of BioSante and will have the composition and responsibilities described below.

Audit and Finance Committee

The primary responsibilities of the Audit and Finance Committee of the combined company will include:

•                  overseeing the combined company’s accounting and financial reporting processes, systems of internal control over financial reporting and disclosure control and procedures on behalf of the board of directors and reporting the results or findings of its oversight activities to the board;

•                  having sole authority to appoint, retain and oversee the work of the combined company’s independent registered public accounting firm and establishing the compensation to be paid to the independent registered public accounting firm;

•                  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters and for the confidential, anonymous submission by the combined company’s employees of concerns regarding questionable accounting or auditing matters;

•                  reviewing and pre-approving all audit services and permissible non-audit services to be performed for the combined company by its independent registered public accounting firm as provided under the federal securities laws and rules and regulations of the SEC; and

•                  overseeing the combined company’s system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of the combined company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Audit and Finance Committee will have the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

It is anticipated that the Audit and Finance Committee of the combined company will consist of Mr. Holubow (Chair), Mr. Kjaer and Dr. Sullivan.  It is expected that the board of directors of the combined company will determine that Mr. Holubow is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K.

Compensation Committee

The primary responsibilities of the Compensation Committee of the combined company will include:

•                  recommending to the board of directors for its determination the annual salaries, incentive compensation, long-term incentive compensation, special or supplemental benefits or perquisites and any and all other compensation applicable to the combined company’s chief executive officer and other executive officers;

•                  reviewing and making recommendations to the board of directors regarding any revisions to corporate goals and objectives with respect to compensation for the combined company’s chief executive officer and other executive officers and establishing and leading a process for the full board of directors to evaluate the performance of the combined company’s chief executive officer and other executive officers in light of those goals and objectives;

•                  administering the combined company’s equity-based compensation plans applicable to any employee of the combined company and recommend to the board of directors specific grants of options and other awards for all executive officers and determining specific grants of options and other awards for all other employees, under the combined company’s equity-based compensation plans; and

•                  annually reviewing and discussing with management the “Compensation Discussion and Analysis” section of the combined company’s proxy statement in connection with the combined company’s annual meeting of stockholders and based on such review and discussions make a recommendation to the board of directors as to whether the “Compensation Discussion and Analysis” section should be included in the combined company’s proxy statement in accordance with applicable rules and regulations of the SEC and any other applicable regulatory bodies.

The Compensation Committee will have the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

It is anticipated that the Compensation Committee of the combined company will consist of Dr. Sullivan (Chair), Mr. Mangano and Dr. Rosenow.

Nominating and Corporate Governance Committee

The primary responsibilities of the Nominating and Corporate Governance Committee of the combined company will include:

•                  identifying individuals qualified to become board members;

•                  recommending director nominees for each annual meeting of the combined company’s stockholders and director nominees to fill any vacancies that may occur between meetings of stockholders;

•                  being aware of the best practices in corporate governance and developing and recommending to the board of directors a set of corporate governance standards to govern the board of directors, its committees, the company and its employees in the conduct of the business and affairs of the combined company;

•                  developing and overseeing the annual board and board committee evaluation process; and

•                  establishing and leading a process for determination of the compensation applicable to the non-employee directors on the board.

The Nominating and Corporate Governance Committee will have the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

It is anticipated that the Nominating and Corporate Governance Committee of the combined company will consist of Dr. Sullivan (Chair), Mr. Holubow, Mr. Kjaer, Mr. Mangano and Dr. Rosenow.

Scientific Review Committee

The Scientific Review Committee of the combined company will assist the board of directors in evaluating potential new licenses or new products and reviewing ongoing activities of the combined company’s current products.  The Scientific Review Committee will have the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

It is anticipated that the Scientific Review Committee of the combined company will consist of Dr. Sullivan (Chair), Mr. Holubow and Dr. Rosenow.

Director Compensation

It is anticipated that the compensation to be paid to the combined company’s directors after the merger will be substantially similar to the compensation currently paid to members of the BioSante board of directors.  Please see “Compensation of BioSante’s Directors and Executive Officers” for information regarding the compensation of BioSante’s directors.

Executive Compensation

It is anticipated that the compensation be paid to the combined company’s executive officers after the merger will be substantially similar to the compensation currently paid to BioSante’s executive officers.  Please see “Compensation of BioSante’s Directors and Executive Officers” for information regarding the compensation of BioSante’s executive officers.

Compensation Committee Interlocks and Insider Participation

It is anticipated that the compensation committee of the combined company will consist of Dr. Sullivan (Chair), Mr. Mangano and Dr. Rosenow.  Each member of the compensation committee is an “outside” director as that term is defined in Section 162(m) of the Code and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act.  None of the combined company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who will serve on the combined company’s board of directors or compensation committee following the merger.

Certain Relationships and Related Transactions

It is anticipated that the policies and procedures of the combined company with respect to the review, approval, or ratification of related-person transactions will be substantially similar to BioSante’s current policies and procedures.  Please see “Certain Relationships and Related Transactions” for information regarding BioSante’s current policies and procedures.

COMPENSATION OF BIOSANTE’S DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The following table provides summary information concerning the compensation of each individual who served as a director of BioSante during the fiscal year ended December 31, 2008, other than Stephen M. Simes, BioSante’s vice chairman, president and chief executive officer.  Mr. Simes is not compensated separately for serving on the BioSante board of directors or any of the board committees.  His compensation for serving as an executive officer of BioSante is set forth under the heading “Executive Compensation.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1) (2) (3)	All Other Compensation ($)(4)	Total
Louis W. Sullivan, M.D.	$73,000	$43,332	$0	$116,332
Fred Holubow	47,500	32,345	0	79,845
Peter Kjaer	29,000	32,345	0	61,345
Ross Mangano	37,000	32,345	0	69,345
Edward C. Rosenow III, M.D.	34,000	32,345	0	66,345

(1)                                  Reflects the dollar amount recognized as stock-based compensation expense for each BioSante director for financial statement reporting purposes with respect to the fiscal year ended December 31, 2008 in accordance with Financial Accounting Standards Board Statement of Accounting Financial Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (FAS 123R) for option awards granted to each BioSante director in 2008 and in previous years.  Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.  The grant date fair value is determined based on BioSante’s Black-Scholes option pricing model.  The amounts in the table reflect BioSante’s accounting expense, and do not correspond to the actual value realized by the BioSante directors.  The following table provides the fair value of options granted to the directors for compensation expense recognized during the fiscal year ended December 31, 2008 and the related specific assumptions used in the valuation of each such option award:

Grant Date	Grant Date Fair Value Per Share	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
03/31/08	$2.93	3.45%	10 years	67.84%	0
03/16/06	3.11	4.10%	10 years	73.94%	0

(2)                                  The following table provides information regarding each stock option granted to each director of BioSante during the fiscal year ended December 31, 2008:

Name	Grant Date	Number of Securities Underlying Options Granted (#)(a)		Exercise Price ($/Share)	Expiration Date	Grant Date Fair Value of Option Awards ($)(b)
Louis W. Sullivan, M.D.	03/31/08	15,000	(c)	$4.405	03/30/2018	43,883
Fred Holubow	03/31/08	10,000	(c)	$4.405	03/30/2018	29,255
Peter Kjaer	03/31/08	10,000	(c)	$4.405	03/30/2018	29,255
Ross Mangano	03/31/08	10,000	(c)	$4.405	03/30/2018	29,255
Edward C. Rosenow III, M.D.	03/31/08	10,000	(c)	$4.405	03/30/2018	29,255

(a)               Represents options granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan, the material terms of which are described in more detail below under the heading “—Executive Compensation—Grants of Plan-Based Awards to Executive Officers—BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan.”

(b)              BioSante refers you to note (4) above for a discussion of the assumptions made in calculating the grant date fair value of option awards.

(c)               This option vested in full on March 31, 2009.

(3)                                  The following table provides information regarding the aggregate number of options to purchase shares of BioSante common stock outstanding at December 31, 2008 and held by each of the directors of BioSante listed in the above table:

Name	Aggregate Number of Securities Underlying Options	Exercisable/ Unexercisable	Range of Exercise Price(s)	Range of Expiration Date(s)
Louis W. Sullivan, M.D.	67,500	49,166/18,334	$3.87 — 6.70	12/31/2010 — 03/30/2018
Fred Holubow	62,500	49,166/13,334	$3.87 — 6.70	12/31/2010 — 03/30/2018
Peter Kjaer	62,500	49,166/13,334	$3.87 — 6.70	12/31/2010 — 03/30/2018
Ross Mangano	62,500	49,166/13,334	$3.87 — 6.70	12/31/2010 — 03/30/2018
Edward C. Rosenow III, M.D.	62,500	49,166/13,334	$3.87 — 6.70	12/31/2010 — 03/30/2018

(4)                                  BioSante does not provide perquisites or other personal benefits to its directors.

The BioSante board of directors has delegated to the Nominating and Corporate Governance Committee the responsibility, among other things, to establish and lead a process for the determination of compensation payable to BioSante’s non-employee directors.  The Nominating and Corporate Governance Committee makes recommendations regarding compensation payable to BioSante’s non-employee directors to the entire BioSante board of directors, which then makes the final decisions.

The principal elements of BioSante’s director compensation program for 2008 included:

•                  annual cash retainers;

•                  meeting fees;

•                  reimbursement of expenses; and

•                  long-term equity-based incentive compensation, in the form of stock options.

In November 2007, BioSante engaged Remedy Compensation Consulting, a compensation consulting firm, to conduct a competitive assessment of non-employee director compensation of companies in BioSante’s industry sector to assist the BioSante board of directors in determining non-employee director compensation.  BioSante has defined its industry sector as a peer group of 21 other publicly-held life science companies, with net sales and market capitalizations similar to BioSante.  All but one of the peer companies had less than $30 million in annual net sales for the most recent fiscal year prior to the survey, with most of such companies, like BioSante, having either minimal or no net sales.  All of the peer companies had market capitalizations as of a recent date prior to the survey of between approximately one-half and two times that of BioSante’s then market capitalization ($85.7 million to $296.8 million).  BioSante also chose these companies for inclusion in its peer group based on other business characteristics similar to BioSante, including stage of development, types of products sold or developed and employee headcount.  BioSante used the same peer group for purposes of analyzing its executive compensation.  See the information under the heading “ —Compensation Discussion and Analysis—Setting Executive Compensation—Use of Peer Group Data” for the names of the companies in BioSante’s peer group and for additional information regarding the peer group.

Remedy Compensation Consulting conducted an assessment of the following pay elements: cash compensation, including annual retainers and meeting fees; equity grants, including stock options; and additional Board and Board committee chair and member compensation.  In determining director compensation, BioSante targets total compensation and each element of compensation at the median of BioSante’s industry sector.  According to the findings of Remedy Compensation Consulting, BioSante’s total direct compensation for BioSante’s non-employee directors prior to changes made in March 2008 was slightly above the median of BioSante’s peer companies.  Although BioSante’s annual cash retainer for Board service was at the 75th percentile of its peer companies, total cash compensation was below the market median of BioSante’s peer companies.  With respect to BioSante’s equity-based compensation, in terms of the number of options granted, BioSante’s initial and recurring option grants were below the 50th percentile, but in terms of value delivered, BioSante’s annual option grant was above the 50th percentile.  BioSante’s total additional compensation for its Chairman of the Board and Board committee chairs was below the 50th percentile.

In March 2008, the Nominating and Corporate Governance Committee, based in part on the assessment by Remedy Compensation Consulting, recommended to the BioSante board of directors changes to BioSante’s non-employee director compensation.  The BioSante board of directors approved the recommendations at its regular meeting in March 2008.  The changes approved by the BioSante board of directors were as follows and were effective immediately:

•                  Increase the in-person board meeting fee from $1,000 to $2,000 and increase the telephonic board and board committee meeting fee from $500 to $1,000;

•                  Increase the annual retainer fee to the chair of the Audit and Finance Committee from $5,000 to $10,000 and introduce an annual retainer fee for the chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee of $5,000;

•                  Introduce an initial option grant of 15,000 shares of common stock to non-employee directors, upon their initial election to the BioSante board of directors, which stock option would vest in four equal annual installments;

•                  Introduce an annual option grant of 10,000 shares of common stock to non-employee directors, which stock option would vest in one year; and

•                  Introduce an annual option grant of 5,000 shares of common stock to the Chairman of the Board, which stock option would vest one year from the date of grant.

In the interest of conserving cash, in March 2009, the Nominating and Corporate Governance Committee recommended to the BioSante board of directors additional changes to BioSante’s non-employee director compensation.  The BioSante board of directors approved the recommendations at its regular meeting in March 2009.  The changes approved by the BioSante board of directors were as follows and were effective immediately:

•                  Decrease the annual cash retainer fee to each board member from $20,000 to $18,000 and decrease the annual cash retainer fee to BioSante’s Chairman of the Board from $25,000 to $22,500;

•                  Decrease the annual retainer fee to the chair of the Audit and Finance Committee from $10,000 to $9,000 and decrease the annual retainer fee for the chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee from $5,000 to $4,500; and

•                  Decrease the in-person board meeting fee from $2,000 to $1,800 and decrease the telephonic board and board committee meeting fee from $1,000 to $900.

In addition, in lieu of automatic annual grants of stock options to director at the end of each March, the BioSante board of directors in February 2009 granted each of BioSante’s non-employee directors an option to purchase 50,000 shares of BioSante common stock at an exercise price equal to the fair market value of BioSante common stock on the date of grant, or $1.51 per share, which option will vest in full one year from the date of grant.

Cash Compensation

The cash compensation paid to BioSante’s non-employee directors consists of annual cash retainers paid to each board member, the Chairman of the Board and each board committee chair, except for the chair of the Scientific Review Committee.  The following table sets forth the annual cash retainers currently paid to BioSante’s non-employee directors:

Description	Annual Cash Retainer
Board Member	$18,000
Chairman of the Board	22,500
Audit Committee Chair	9,000
Compensation Committee Chair	4,500
Nominating and Corporate Governance Committee Chair	4,500

The annual cash retainers are paid on a quarterly basis in the beginning of each calendar quarter.  For example, the retainers paid in the beginning of the first calendar quarter are for the period from January 1 through March 31.

BioSante also pays each of its non-employee directors an additional cash fee of $1,800 for each board meeting attended in person and $900 for each board meeting attended via telephone and each board committee meeting attended in person or via telephone.

BioSante does not compensate Mr. Simes separately for serving on the BioSante board of directors or any of the board committees.  BioSante does, however, reimburse each member of the BioSante board of directors, including Mr. Simes, for out-of-pocket expenses incurred in connection with attending board and board committee meetings.

Stock Options

From time to time, BioSante grants options to purchase shares of BioSante common stock to BioSante’s non-employee directors.  In March 2008, BioSante granted each non-employee director a ten-year option to purchase 10,000 shares of BioSante common stock at an exercise price equal to the fair market value of BioSante common stock on the date of grant.  The Chairman of the Board received an additional ten-year option to purchase 5,000 shares of BioSante common stock at an exercise price equal to the fair market value of BioSante common stock on the date of grant.  These options vested in full on March 31, 2009.  In February 2009, BioSante granted each non-employee director a ten-year option to purchase 50,000 shares of BioSante common stock at an exercise price equal to the fair market value of BioSante common stock on the date of grant.  These stock options were granted on February 2, 2009 and will vest in full on February 2, 2010.

Indemnification Agreements

BioSante has entered into agreements with all of its directors under which BioSante is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was a director of BioSante.  BioSante will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to BioSante’s best interests.  With respect to any criminal proceeding, BioSante will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful.  The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Compensation Discussion and Analysis of BioSante

Overview

This “Compensation Discussion and Analysis” section describes the material elements of the compensation awarded to, earned by or paid to BioSante’s two executive officers who are considered “named executive officers” as a result of their officer positions and the amount of compensation they earned during the fiscal year ended December 31, 2008:  Stephen M. Simes, BioSante’s Vice Chairman, President and Chief Executive Officer, and Phillip B. Donenberg, BioSante’s Chief Financial Officer, Treasurer and Secretary.  This discussion analyzes the information contained in the tables and related footnotes and narrative under the heading “—Executive Compensation—Summary of Cash Compensation and Other Compensation” found later in this joint proxy statement/prospectus.  In so doing, this discussion describes BioSante’s compensation objectives, philosophy, policies and practices with respect to its named executive officers.  Although this discussion focuses primarily on compensation awarded to, earned by and paid to BioSante’s named executive officers during 2008, this discussion also describes compensation actions taken prior to and after 2008 to the extent it enhances the understanding of or gives context to BioSante’s executive compensation disclosure for 2008.

Objectives and Philosophy of BioSante’s Executive Compensation Program

BioSante’s executive compensation program is designed to:

•                  attract and retain executives important to the success of BioSante and the creation of value for BioSante’s stockholders;

•                  motivate BioSante’s executives to achieve company and individual performance objectives and create stockholder value;

•                  reward BioSante’s executives for the achievement of company and individual performance objectives, the creation of stockholder value in the short and long term and their contributions, in general, to the success of BioSante; and

•                  impose consequences for company, individual and stock price underperformance.

In order to achieve these objectives, the Compensation Committee and the Board of Directors make compensation decisions based on the following philosophy and principles:

•                  BioSante favors having a significant component of variable compensation tied to attainment of company objectives and achievement of individual goals over solely fixed compensation.

•                  BioSante seeks to reward achievement of key company objectives, such as successful clinical testing, obtaining regulatory approvals for BioSante’s products, executing in-licensing and out-licensing agreements, entering into strategic relationships to market and sell BioSante’s products and raising additional financing on terms favorable to BioSante, that create value for BioSante’s stockholders and ultimately and presumably should result in an increase in BioSante’s stock price.

•                  A greater percentage of total compensation should be tied to performance and stock price, and therefore at risk, as position and responsibility increases.  Individuals, such as BioSante’s executives, with greater roles and responsibilities associated with achieving BioSante’s objectives should bear a greater proportion of the risk that those objectives are not achieved and BioSante’s stock price decreases than other employees and should receive a greater proportion of the reward if objectives are met or surpassed and BioSante’s stock price increases.

•                  BioSante seeks to align the interests of its executives with the interests of its stockholders through the use of long-term, equity-based incentive compensation, in the form of stock options, and further emphasized through change in control arrangements which are designed to provide financial motivation to BioSante’s executives to complete a transaction that the Board of Directors believes is in the best interests of BioSante’s stockholders.

Setting Executive Compensation

Based on the objectives of BioSante’s executive compensation program, the Compensation Committee and Board of Directors have structured BioSante’s executive compensation program to motivate its executives to achieve the business goals established by the Board of Directors and reward its executives for achieving these goals.

Determination of Amount of Compensation.  BioSante’s executive compensation program as a whole and each individual element of the program is designed to be market competitive in order to attract, motivate and retain executives necessary to the achievement of BioSante’s objectives.  BioSante generally targets total compensation and each element of total compensation at the median of BioSante’s industry sector.  In determining the amount of compensation to pay BioSante’s executives, the Compensation Committee and the Board of Directors generally consider factors, such as:

•                  the executive’s position within the company and the level of responsibility, skills and experience required by the executive’s position;

•                  the ability of the executive to impact key business initiatives;

•                  the executive’s individual experience and qualifications;

•                  an assessment of the risk that the executive would leave BioSante and the harm to BioSante’s business initiatives if the executive left;

•                  BioSante’s ability to replace such individual and the overall competitive environment for executive talent;

•                  company performance determined on an after-the-fact basis as opposed to in comparison to specific pre-established objectives;

•                  individual performance of the executive, as determined on an after-the-fact basis and in isolation and in comparison to any goals established or discussed in advance by the Compensation Committee and the Board of Directors and the individual executive;

•                  current and historical compensation levels;

•                  the executive’s length of service to BioSante;

•                  recommendations of BioSante’s President and Chief Executive Officer;

•                  peer group compensation data gathered by and recommendations of BioSante’s compensation consultant;

•                  the trading price of BioSante common stock;

•                  the retention value of executive equity holdings, including outstanding stock options;

•                  BioSante’s cash position;

•                  “tally” sheets which detail the value of each element of the executive’s compensation, including under various termination scenarios; and

•                  other considerations the Compensation Committee and the Board of Directors deem relevant.

Determination of Form of Compensation.  The principal elements of BioSante’s executive compensation program include base salary, annual incentive compensation, long-term equity-based incentive compensation, in the form of stock options, and other compensation as described in more detail below under the heading “—Elements of BioSante’s Executive Compensation Program.”  In determining the form of compensation to pay BioSante’s executives, the Compensation Committee and the Board of Directors view these elements of BioSante’s executive compensation program as related but distinct.  Although the Compensation Committee and the Board of Directors review total compensation, they do not believe that significant compensation derived by an executive from one element of BioSante’s compensation program should necessarily negate or result in a reduction in the amount of compensation the executive receives from other elements or that, conversely, decreased compensation derived from one element of compensation should necessarily result in an increase in the amount the executive should receive from one or more other elements of compensation.  However, in 2009, BioSante’s executives received larger stock option grants, in part, to compensate them for no base salary increases for 2009, no discretionary bonuses paid for 2008 and the intrinsic value of their outstanding stock options being zero.

Except as described below, neither the Compensation Committee nor the Board of Directors has adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.  However, the philosophy of the Compensation Committee and the Board of Directors is to make a greater percentage of an executive’s compensation performance-based, and therefore at risk, as the executive’s position and responsibility increases given the influence that more senior level executives generally have on company performance.  It is also the view of the Compensation Committee and the Board of Directors to keep cash compensation to the minimum competitive level (which BioSante defines to be the median of the peer group) while providing the opportunity to be appropriately rewarded through long-term equity-based incentive compensation, in the form of stock options, if the company’s stock price performs well over time.  Thus, individuals with greater roles and responsibilities associated with achieving BioSante’s objectives and thus presumably increasing BioSante’s stock price should bear a greater proportion of the risk that those goals are not achieved and BioSante’s stock price decreases than other employees and should receive a greater proportion of the reward if objectives are met or surpassed and BioSante’s stock price increases.

Role of Compensation Committee.  Information about the Compensation Committee and its composition, responsibilities and the processes and procedures used to consider and determine executive compensation for 2008 can be found under the heading “Board Committees—Compensation Committee.”  The responsibilities of the Compensation Committee include making recommendations to the Board of Directors regarding the compensation payable to BioSante’s executive officers and administering BioSante’s equity-based compensation plans.  In recommending to the Board of Directors executive compensation for BioSante’s executives, the Compensation Committee considers the factors described below under the heading “—Determination of Amount of Compensation,” as well as the recommendations of BioSante’s President and Chief Executive Officer and the Compensation Committee’s compensation consultant.

Role of Management.  BioSante’s President and Chief Executive Officer assists the Compensation Committee in gathering compensation related data regarding BioSante’s executives, including himself, and making recommendations to the Compensation Committee regarding the form and amount of compensation to be paid to each executive, including himself.  In making such recommendations, BioSante’s President and Chief Executive Officer considers many of the same factors bulleted above that the Compensation Committee considers in setting executive compensation.  In making final decisions regarding compensation to be paid to BioSante’s executives, the Compensation Committee and Board of Directors considers the recommendations of BioSante’s President and Chief Executive Officer recognizing that due to his reporting and otherwise close relationship with employees, the President and Chief Executive Officer is often in a better position than the Compensation Committee and Board of Directors to evaluate the performance of employees (other than himself).  In some cases, the Compensation Committee also considers other input from management regarding their own compensation.  However, the Compensation Committee recognizes the inherent conflict of interest involved in connection with the recommendations of BioSante’s President and Chief Executive Officer and other members of management, especially with respect to their own compensation.  Accordingly, the Compensation Committee and Board of Directors, consider other factors, such as its own views as to the form and amount of compensation to be paid, peer group data provided by and recommendations of the Compensation Committee’s compensation consultant, the general performance of the company and the individual officers, the company’s cash position and the other factors bulleted above.  Final deliberations and decisions by the Compensation Committee and the Board of Directors regarding the form and amount of compensation to be paid to BioSante’s executives, including BioSante’s President and Chief Executive Officer, for 2008 performance were made by the Compensation Committee and the Board of Directors without the presence of BioSante’s President and Chief Executive Officer or any other executive officer of BioSante.

Role of Compensation Consultant.  Remedy Compensation Consulting’s engagement with BioSante includes reviewing and advising on all significant aspects of executive compensation.  This includes base salaries, bonuses and equity awards, as well as severance and change in control arrangements.  The Chair of the Compensation Committee, Louis W. Sullivan, M.D., consulted with a representative of Remedy Compensation Consulting prior to several of the Compensation Committee meetings held in 2008.  A representative of Remedy Compensation Consulting also was invited to attend several meetings of the Compensation Committee and Board of Directors during 2008.  Remedy Compensation Consulting was engaged directly by BioSante’s Compensation Committee and did not advise BioSante’s management and only worked with management with the express permission of the Compensation Committee.

At the end of 2007 and during 2008, at the request of the Compensation Committee, Remedy Compensation Consulting  recommended a peer group of companies, collected relevant market data from these companies to allow the Compensation Committee to compare elements of BioSante’s compensation program to those of its peers, provided information on executive compensation trends and implications for BioSante and made other recommendations to the Compensation Committee regarding certain aspects of BioSante’s executive compensation program.  In addition, at the end of 2007 and beginning of 2008, the Compensation Committee engaged Remedy Compensation Consulting to provide an executive staffing study and a study of severance and change in control arrangements.

In making its final decision regarding the form and amount of compensation to be paid to BioSante’s executives, the Compensation Committee considers the information gathered by and recommendations of Remedy Compensation Consulting.  The Compensation Committee values especially Remedy Compensation Consulting’s benchmarking information and input regarding best practices and trends in executive compensation matters.  With respect to the benchmarking information gathered by Remedy Compensation Consulting, the Compensation Committee recognizes that although benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of BioSante’s business and objectives that may be unique to BioSante, the Compensation Committee nevertheless believes that gathering this information is an important part of its compensation-related decision-making process.  Where a sufficient basis for comparison does not exist between the peer group data or Remedy Compensation Consulting’s recommendations and an executive, however, the Compensation Committee gives less weight to the peer group data and Remedy Compensation Consulting’s recommendations regarding executive compensation.

Use of Peer Group Data.  At the end of 2007, BioSante’s compensation consultant conducted an executive compensation competitive assessment of the base salaries, annual bonus opportunity, total cash compensation, stock options and total direct compensation paid to BioSante’s executive officers and reviewed the option holdings of BioSante’s executive officers in comparison to similar executives of other companies in BioSante’s industry sector.  The Compensation Committee and the Board of Directors have used this information to assist them in determining the amount of base salary, annual incentive compensation, total compensation and the form and amount of long-term equity-based incentive compensation to pay BioSante’s executives.

At the end of 2007, BioSante worked with Remedy Compensation Consulting to define a peer group of 21 other publicly-held life science companies, with net sales and market capitalizations similar to BioSante’s.  All but one of the peer companies had less than $30 million in annual net sales for the most recent fiscal year prior to the survey, with most of such companies, like BioSante, having either minimal or no net sales.  All of the peer companies had market capitalizations as of a recent date prior to the survey of between approximately one-half and two times that of BioSante’s then market capitalization ($85.7 million to $296.8 million).  BioSante also chose these companies for inclusion in BioSante’s peer group based on other business characteristics similar to BioSante’s, including stage of development, types of products sold or developed and employee headcount.  The companies in BioSante’s peer group include the following:

Alexza Pharmaceuticals, Inc.	Immtech Pharmaceuticals, Inc.
Alfacell Corporation	ISTA Pharmaceuticals, Inc.
Altus Pharmaceuticals Inc.	NexMed, Inc.
Anika Therapeutics, Inc.	Novavax, Inc.
Antares Pharma, Inc.	Nuvelo, Inc.
Columbia Laboratories, Inc.	OxiGENE, Inc.
Combinatorx, Incorporated	Palatin Technologies, Inc.
Critical Therapeutics, Inc.	Panacos Pharmaceuticals, Inc.
Cyclacel Pharmaceuticals, Inc.	Repros Therapeutics Inc.
Cytrx Corporation	Tercica, Inc.
Genvec, Inc.

In the beginning of 2008, the Compensation Committee consulted with Remedy Compensation Consulting on several occasions in connection with setting base salaries for 2008 and in revising and putting in place certain severance and change in control arrangements during summer of 2008.  However, to save costs, the Compensation Committee did not engage Remedy Compensation Consulting to update the peer group or prepare a revised annual executive compensation competitive assessment in 2008.  The Compensation Committee did not believe such an assessment was necessary in light of the fact that no material changes were expected to be made to the compensation of BioSante’s executives.

While the Compensation Committee and the Board of Directors recognize that benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of BioSante’s business and objectives that may be unique to BioSante, the Compensation Committee and the Board of Directors, nevertheless, believe that gathering this information is an important part of its compensation-related decision-making process.

Elements of BioSante’s Executive Compensation Program

The principal elements of BioSante’s executive compensation program for 2008 included:

•                  base salary;

•                  annual incentive compensation;

•                  long-term equity-based incentive compensation, in the form of stock options; and

•                  other compensation, such as perquisites, and other compensation arrangements, such as change in control and severance arrangements.

Base Salary.  BioSante provides a base salary for its named executive officers, which, unlike some of the other elements of BioSante’s executive compensation program, is not subject to company or individual performance risk.  BioSante recognizes the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year to support their standard of living.

BioSante initially fixes base salaries for its executives at a level it believes enables it to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to BioSante’s overall business objectives.  BioSante also takes into account the base compensation that is payable by companies in its peer group.

The Compensation Committee and the Board of Directors review base salaries for BioSante’s executives each year beginning in December and generally approve any increases for the following year in January or as soon as practicable thereafter.  Regardless of when the final decision regarding base salaries for a calendar year is made, any increases in base salaries are effective as of January 1 of that year, which could result in a retroactive payment to the executive shortly after the final decision is made.

In determining the amount of base salaries for BioSante’s executives, the Compensation Committee and the Board of Directors strive to target base salaries at the median of the range of salaries for executives in similar positions and with similar responsibilities at companies in BioSante’s peer group.  The median was selected to assure that BioSante pays approximately the same for a given position in the marketplace, without over- or under-compensating an executive.  Deviation from the median may be determined to be appropriate based on the Compensation Committee’s and the Board’s assessment of the responsibilities of the position, and the executive’s performance and experience, recognizing that not all positions are directly correlated at different companies and not all individuals have the same talents as their peers.

The determinations of the Compensation Committee and the Board of Directors regarding the base salaries of BioSante’s executives are based on a number of factors, including those listed above under the heading “—Setting Executive Compensation—Determination of Amount of Compensation.”  The Compensation Committee and the Board of Directors also recognize that in addition to the typical responsibilities and duties held by BioSante’s executives by virtue of their positions, BioSante’s executives often possess additional responsibilities and perform additional duties that would be typically delegated to others in most organizations with additional personnel and resources due to the small number of its employees.  This recognition was confirmed by the results of an executive staffing analysis performed by Remedy Compensation Consulting for the Compensation Committee in December 2007.  The focus of the analysis was on executive staffing levels, in terms of numbers and aggregate compensation levels, compared to selected metrics, including number of employees, market capitalization and revenue.  The peer group of companies used in the executive staffing analysis was the same group of 21 peer companies used in the executive compensation analysis.  The results of the executive staffing analysis showed that BioSante as of the measurement date had significantly fewer executives and employees than the companies in its peer group and its total executive base pay levels were low in comparison to its peer companies and its market capitalization per executive was high in comparison to its peer companies.

Finally, in determining base salaries each year, the Compensation Committee and the Board of Directors take into consideration employment letter agreements with BioSante’s executives, which obligate BioSante absent any consent by the executive to increase the base salaries of its executives each year, at a minimum rate consistent with any increase in the Consumer Price Index.

Annual Incentive Compensation.  BioSante provides its named executive officers the opportunity for annual incentive compensation, which is designed to provide a direct financial incentive to its executives for the achievement of annual performance objectives of BioSante and individual goals of the executives.  The Board of Directors, upon recommendation of the Compensation Committee, determines the amount of the bonus each year for each executive based on, among other things, the achievement of informal performance objectives of BioSante and individual goals by the executive.  Conceptual performance objectives and individual goals for each executive for any given year are usually discussed among the executives and the Compensation Committee during the beginning of the year but are not formally established or agreed upon in advance.  After the completion of each year, the Board of Directors, upon recommendation of the Compensation Committee and excluding the President and Chief Executive Officer who is not present during these discussions, determines, the amount of annual performance bonus to be paid to each executive.  Such determination is made after first receiving input from BioSante’s President and Chief Executive Officer as to his views of the amount of bonus each executive, including himself, should receive.  In determining the final amount of annual performance bonus to be paid to each executive, the Board of Directors considers the recommendation of the Compensation Committee, the recommendations of BioSante’s President and Chief Executive Officer, the Board’s own views as to the achievement of company performance and individual executive goals as discussed in concept at the beginning of the year, the general performance of the company and the executives during the year regardless of any specific objectives discussed in the beginning of the year, the performance of the company’s stock price during the year, competitive compensation data and other relevant factors.  The amount of annual cash bonuses paid to BioSante’s executives is highly discretionary and has been highly variable from year to year.  For example, for 2007, Mr. Simes received an annual bonus of $256,100 and Mr. Donenberg received an annual bonus of $87,600; whereas, for 2008, each executive received no annual bonus.  In terms of payment of the annual performance bonus, it is usually made in cash and for the past several years has been paid to BioSante’s executives in two installments:  one-half in January and the remaining amount on the last day of the year, so long as the executive remains an employee of BioSante as of such date or if not employed as of such date was terminated by BioSante without cause.  The primary purpose of structuring the payment in two installments has been for retention purposes.

Long-Term Equity-Based Incentive Compensation.  Although BioSante does not have any detailed stock retention or ownership guidelines, the Board of Directors has adopted Corporate Governance Standards that address ownership of BioSante common stock by BioSante’s executives and which encourage BioSante’s executives to have a financial stake in BioSante in order to align the interests of BioSante’s stockholders and management.  BioSante, therefore, provides long-term equity-based incentive compensation to its named executive officers, as well as to all of its employees, in the form of stock options.

BioSante believes that stock options are an important part of its overall compensation program.  Through the grant of stock options, BioSante seeks to align the long-term interests of its executives and other employees with the long-term interests of its stockholders by creating a strong and direct linkage between compensation and return.  When BioSante’s executives deliver returns to BioSante’s stockholders, in the form of increases in BioSante’s stock price or otherwise, stock options permit an increase in their compensation.  Thus, stock options also may enable BioSante to attract, retain and motivate executives and other employees by maintaining competitive levels of total compensation.  However, unless BioSante’s stock price increases after the stock option grants are made, they deliver no value to the option holders.

All of BioSante’s stock options have been granted under the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan or the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan.  Both of these plans have been approved by BioSante’s stockholders.  Although the 2008 plan is an “omnibus” plan that permits the grant of equity-based incentive awards besides stock options, such as restricted stock, restricted stock units, stock appreciation rights, performance units and stock bonuses, to date, only incentive and non-statutory stock options have been granted.  The 2008 plan contains both an overall limit on the number of shares of BioSante common stock that may be issued, as well as individual and other grant limits.  For more information regarding the terms of BioSante’s 2008 plan, we refer you to “—Grants of Plan-Based Awards to Executive Officers of the Combined Company—BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.”

BioSante has adopted a Policy and Procedures Regarding the Grant of Stock Options and Other Equity-Based Incentive Awards.  Under the policy, the Board of Directors, upon recommendation of the Compensation Committee, has the authority to grant options to executive officers.  Grants to be made in connection with new hires and promotions of executive officers will be recommended by BioSante’s President and Chief Executive Officer and will be considered and acted upon by the Board of Directors, upon recommendation of the Compensation Committee, at the next Board of Directors meeting or by unanimous written consent resolutions, or in the case of executive officers, as part of their compensation package at the time of hire or promotion.  Current executive officers and other employees are eligible for option grants thereafter on a periodic basis.  BioSante does not have a program, plan or practice to time stock option grants to executives in coordination with the release of material nonpublic information.

The policy also sets forth the general terms and conditions of BioSante’s stock option grants.  BioSante generally grants “incentive stock options” within the meaning of Section 422 of the Code in order to provide its executives and other employees the additional tax benefit associated with incentive stock options, which BioSante believes at this time as a result of BioSante’s net loss position outweighs its interest in obtaining the federal corporate income tax deduction which would be available if BioSante granted non-statutory stock options.  The stock options granted to BioSante’s executives and other employees typically vest or become exercisable over a period of three years from the date of grant, with one-third of the underlying shares vesting in each year on the anniversary of the date of grant, so long as the optionee continues to be employed by BioSante.  Stock options typically remain exercisable for a period of 10 years from the date of grant, so long as the optionee continues to be employed by BioSante.  BioSante also in the past has granted and in the future may grant performance-based stock options that vest upon the attainment of certain performance milestones.

It is BioSante’s policy to set the per share exercise price of all stock options granted under the plan at an amount equal to the fair market value of a share of BioSante common stock on the date of grant.  The “date of grant” for these purposes means the date on which the corporate approval for the option grant was obtained, which means the date on which the Board of Directors met and approved the option grant.  For purposes of BioSante’s 2008 plan, the fair market value of BioSante common stock is the closing sale price of BioSante common stock, as reported by the NASDAQ Stock Market.  BioSante may not under the terms of its 2008 plan, without prior approval of its stockholders, seek to effect any re-pricing of any previously granted “underwater” option.  For purposes of the 2008 plan, an option is deemed to be “underwater” at any time when the fair market value of BioSante common stock is less than the exercise price.  Other typical terms of the stock options BioSante grants to its executives and other employees are described elsewhere in this joint proxy statement/prospectus under the heading “—Grants of Plan-Based Awards to Executive Officers of the Combined Company—BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.”

BioSante reviews the long-term equity-based incentives for its executives, on an individual basis and on an aggregate basis, at the time BioSante determines performance bonuses for the previous year and base salaries for the current year.  The determination of the Board of Directors regarding the number of stock options to grant BioSante’s executives is based primarily on the recommendation of the Compensation Committee and a number of other factors, including those described under the heading “—Setting Executive Compensation—Determination of Amount of Compensation.”  In particular, the Board considers the retention value of an executive’s current equity holdings and the executive’s percentage ownership of BioSante common equity outstanding, including stock options.

All Other Compensation.  It is generally BioSante’s policy not to extend significant perquisites and other benefits to its named executive officers that are not generally available to its employees.  The only significant perquisites that BioSante provides to its executives are those that are required under the terms of their employment letter agreements.  Both of BioSante’s executives receive a monthly auto allowance and reimbursement for supplemental life insurance and excess long-term disability insurance premiums and taxes associated with the premiums.  BioSante is required to provide these benefits to its executives under their employment letter agreements and have decided to continue to provide such benefits since BioSante believes such benefits are commonly provided to executives at other similarly sized companies and the cost of providing such benefits is not material.  BioSante’s executives also receive benefits, which are received by BioSante’s other employees, including 401(k) matching contributions, health, dental and life insurance benefits, and reimbursement for certain minimal health club costs.  BioSante does not provide pension arrangements or post-retirement health coverage for its employees, including its executives.  BioSante also does not provide any nonqualified defined contribution or other deferred compensation plans.  BioSante’s executive compensation program also includes change in control arrangements and post-termination severance arrangements, which are provided under BioSante’s equity-based compensation plans and the employment letter agreements with BioSante’s executives, as described in more detail below under the heading “—Change in Control and Post-Termination Severance Arrangements.”

Employment Letter Agreements

In connection with BioSante’s hiring of Mr. Simes as its President and Chief Executive Officer and Mr. Donenberg as its Chief Financial Officer in 1998, BioSante entered into employment letter agreements with each of them.  BioSante believed it was prudent to enter into a more formal agreement with Messrs. Simes and Donenberg regarding the terms of their employment in light of their positions as BioSante’s top executives, for BioSante’s business planning purposes and for each executive’s benefit for certain terms of his arrangement, such as severance, to be agreed upon in advance and documented in writing.  The current term of Mr. Simes’s employment letter agreement continues until December 31, 2011.  On January 1 of each year, the term is automatically extended for an additional one year unless on or before October 1 immediately preceding the extension, either party gives written notice to the other of the termination of the agreement or cessation of further extensions.  The term of Mr. Donenberg’s employment letter agreement continues until either party gives 30 days written notice to the other of the termination of the agreement.  The purpose of the evergreen provision in Mr. Simes’s employment letter agreement is to ensure that a written agreement remains in place at all times during Mr. Simes’s employment with BioSante and to guarantee him certain minimum severance benefits and protections.  Mr. Simes’s employment letter agreement further provides that if BioSante provides notice of its intent not to renew the agreement, it shall be treated as a termination of Mr. Simes’s employment by BioSante without cause, in which case Mr. Simes would be entitled to the severance benefits described in more detail under the heading “Change in Control and Post-Termination Severance Arrangements—Severance Arrangements” below.  The purpose of this provision to provide Mr. Simes severance protection in the event BioSante decides to terminate his employment regardless of the timing of any such decision.

Change in Control and Post-Termination Severance Arrangements

Overview and Rationale for Change in Control and Severance Arrangements.  The BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan and the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan and the individual agreements entered into in connection with the grant of stock options under such plans provide for the immediate vesting of all stock options then held by BioSante’s executives, as well as all other employees, upon the completion of a change in control of BioSante.  In addition, BioSante’s executives have employment letter agreements with BioSante that provide for certain severance payments and benefits upon the termination of their employment with BioSante under certain circumstances, including upon a change in control of BioSante.  These arrangements, including the quantification of the payment and benefits provided under these arrangements, are described in more detail later in this joint proxy statement/prospectus under the heading “Executive Compensation and Other Information with Respect to the Combined Company—Potential Payments Upon Termination or Change in Control.”

The employment letter agreements with BioSante’s executives which provide for these severance and change in control arrangements were entered into in connection with BioSante hiring them as executive officers, which in the case of Mr. Simes was in January 1998, and in the case of Mr. Donenberg was in June 1998.  These agreements were amended in July 2008 to ensure compliance with regulations on non-qualified deferred compensation severance benefits as mandated by Section 409A of the Code and to make certain changes to the change in control provisions, as described in more detail below.

BioSante believes its change in control and severance arrangements are an important part of its executive compensation program due to the important retention and motivational value.  BioSante believes that its change in control arrangements mitigate some of the risk that exists for executives working in a smaller company, where there is a meaningful likelihood that the company may be acquired.  These arrangements are intended to attract and retain qualified executives who may have employment alternatives that may appear to them, in light of a possible change in control of BioSante, to be less risky absent these arrangements.  BioSante believes that relative to its overall value, its potential change in control benefits are relatively minor.  BioSante also believes based on the change in control and severance arrangements study conducted by BioSante’s compensation consultant that the change in control provisions in BioSante’s equity-based compensation plans and the severance and change in control arrangements provided in the employment letter agreements with BioSante’s executives are, for the most part, consistent with the design provisions and benefit levels of many other companies in BioSante’s peer group.  A study conducted by BioSante’s outside compensation consultant indicated that similar protections are provided by 95 percent of the companies in BioSante’s peer group, and thus BioSante believes it must continue to offer such protections in order to be competitive and to retain its executives.

Change in Control Arrangements.  BioSante believes the change in control provisions in its equity-based compensation plans and Mr. Simes’s and Mr. Donenberg’s employment letter agreements are particularly important.  Pursuant to the terms of BioSante’s equity-based compensation plans, all stock options held by BioSante’s executives (as well as all other optionees) become immediately vested and exercisable upon the completion of a change in control of BioSante.  Thus, the immediate vesting of stock options would be triggered by the change in control and thus is known as a “single trigger” change in control arrangement.  While BioSante recognizes that “single trigger” change in control arrangements are sometimes criticized as creating a “windfall” for optionees, it, nonetheless, believes such arrangements are appropriate since they provide important retention value during what can often be an uncertain time for employees and provide executives additional financial motivation to complete a transaction that the Board of Directors believes is in the best interests of BioSante’s stockholders.  If an executive were to leave prior to the completion of the change in control, non-vested awards held by the executive would terminate.  Based on a study conducted by BioSante’s compensation consultant of change in control arrangements of the other companies in BioSante’s peer group BioSante believes that single trigger vesting of equity awards also is consistent with the change in control arrangements of many companies in BioSante’s peer group.

In order for BioSante’s executives to receive any other payments or benefits as a result of a change in control of BioSante, however, there must be a termination event, such as a termination of the executive’s employment by BioSante without cause or a termination of the executive’s employment by the executive for good reason.  The employment letter agreements provide BioSante’s executives the ability to terminate their employment for good reason during the 13th month after a change in control.  BioSante believes this “modified single trigger” arrangement is appropriate for its two executives to reward them for the completion of a change in control transaction and to recognize the reality that executives such as CEOs and CFOs are often terminated in connection with most change in control transactions.  Other than for this one-time right, the termination of the executive’s employment by the executive without good reason will not give rise to additional payments or benefits either in a change in control situation or otherwise.  As opposed to the immediate acceleration of equity-based awards, BioSante believes that other change in control payments and benefits should properly be tied to termination following a change in control, given the intent that these amounts provide economic security to ease in the executive’s transition to new employment.

If any payments to BioSante’s executives under their employment letter agreements or otherwise are considered contingent upon a “change in control” for purposes of Section 280G of the Code and would constitute an “excess parachute payment” under the Code, then such payments either would be reduced to the largest amount as will result in no portion of such payments being subject to 280G excise tax or the executive would be required to pay the 280G excise tax on the amount of any excess parachute payment received, whichever is more beneficial to the executive.  In deciding upon such a provision, the Board of Directors decided that any change in control payments to executives should not necessarily be capped, but also did not want to require BioSante to “gross up” any payments for 280G excise taxes that may be due and payable by the executive.  Accordingly, the Board of Directors agreed to the provision as a more “middle of the road” response.  Since BioSante has substantial net operating losses, the Board of Directors did not feel strongly about the possibility that such a provision may cause the company to lose a tax deduction on amounts paid to the executives in connection with a change in control.

Severance Arrangements.  The employment letter agreements with BioSante’s executives also provide that if Mr. Simes’s or Mr. Donenberg’s employment is terminated by BioSante without cause or by the executive for good reason, or if in the case of Mr. Simes, BioSante gives notice of its intent not to renew his employment agreement, the executive would be entitled to a severance payment, as well as continued health, dental, disability and other benefits are described in more detail later in this joint proxy statement/prospectus under the heading “—Potential Payments Upon Termination or Change in Control.”  The purpose of these severance provisions to provide the executives financial protection in the event BioSante decides to terminate their employment and motivation to keep working for BioSante despite the possibility that BioSante could terminate their employment at any time pursuant to the agreements.  As mentioned above, BioSante believes based on the severance arrangements study conducted by BioSante’s compensation consultant that the severance arrangements provided in the employment letter agreements with BioSante’s executives are, for the most part, consistent with the design provisions and benefit levels of many other companies in BioSante’s peer group.

Analysis of Executive Compensation Arrangements for 2008 — Stephen M. Simes

Overview.  As President and Chief Executive Officer, Stephen M. Simes has overall responsibility for the execution of BioSante’s annual and long-term company objectives and strategy.  Under Mr. Simes’s leadership, during 2008, BioSante made significant progress in the development of LibiGel®, BioSante’s transdermal testosterone gel in Phase III clinical development for the treatment of female sexual dysfunction.  More specifically, during 2008:

•                  BioSante reached two Special Protocol Agreements, or SPAs, with the U.S. Food and Drug Administration, or FDA, on key FDA requirements for the development and approval of LibiGel in the treatment of female sexual dysfunction, or FSD, specifically, hypoactive sexual desire disorder, or HSDD.  The SPA process and agreement affirms that the FDA agrees that the LibiGel Phase III safety and efficacy clinical trial design, clinical endpoints, sample size, planned conduct and statistical analyses are acceptable to support regulatory approval.  Further, it indicates that these agreed measures will serve as the basis for regulatory review and any decision by the FDA to approve a new drug application for LibiGel.  The January 2008 SPA agreement covers the pivotal Phase III safety and efficacy trials of LibiGel in the treatment of FSD for “surgically” menopausal women.  The July 2008 SPA agreement covers the Phase III safety and efficacy trials of LibiGel in the treatment of FSD in “naturally” menopausal women.

•                  BioSante reacquired the U.S. marketing rights to Elestrin™ from Nycomed U.S. Inc. and relicensed such rights and sold certain related assets to Azur Pharma International II Limited.

•                  BioSante signed an exclusive agreement with PharmaSwiss SA for the marketing of Elestrin in Israel.

•                  BioSante put in place a $25 million committed equity financing facility with Kingsbridge Capital Limited.

•                  Although BioSante engaged Deutsche Bank Securities Inc. in June 2008 to assist BioSante in seeking strategic alternatives, it was unable to complete a significant sale transaction or business combination in 2008.

•                  The price of BioSante common stock decreased from $3.78 per share on December 31, 2007 to $1.00 per share on December 31, 2008.

Base Salary.  Mr. Simes’s base salary for 2008 was $417,640, which represented a six percent increase over his base salary for 2007.  In establishing Mr. Simes’s base salary for 2008 and specifically approving a six percent increase over his base salary for 2007, the Compensation Committee and the Board of Directors considered competitive market data gathered by the Compensation Committee’s compensation consultant.  Although such data indicated that Mr. Simes’s base salary was slightly higher than the median of base salaries of other chief executive officers of companies in BioSante’s peer group, the Compensation Committee and Board of Directors believed a six percent increase in Mr. Simes’s base salary was appropriate in light of the company’s and his individual performance during 2007.

The Compensation Committee and Board of Directors recently established Mr. Simes’s base salary for 2009, which will remain the same as Mr. Simes’s base salary for 2008.  In establishing Mr. Simes’s base salary for 2009 and specifically approving no increase over his base salary for 2008, the Compensation Committee and the Board of Directors considered the current economic recession and the company’s cash position.

Annual Incentive Compensation.  Mr. Simes received no discretionary cash bonus for 2008.  The Compensation Committee and Board of Directors believed although a bonus may be warranted for 2008 performance, a bonus was not advisable in light of the company’s current cash position.

Long-Term Equity-Based Incentive Compensation.  In January 2008, the Board of Directors, upon recommendation of the Compensation Committee, granted Mr. Simes an option to purchase 100,000 shares of BioSante common stock at an exercise price of $3.995 per share, which represented the fair market value of BioSante common stock, as determined under BioSante’s stock plan, on the date of grant.  In determining the number of stock options to grant Mr. Simes in January 2008, the Board of Directors took into consideration the company’s and Mr. Simes’s individual performance during 2007 and the fact that according to competitive data gathered by the Compensation Committee’s compensation consultant, most companies in BioSante’s peer group grant equity awards, such as stock options, on an annual basis, to their executives.

In February 2009, the Board of Directors, upon recommendation of the Compensation Committee, granted Mr. Simes an option to purchase 300,000 shares of BioSante common stock at an exercise price of $1.51 per share, which represented the fair market value of BioSante common stock, as determined under BioSante’s stock plan, on the date of grant.  In determining the number of stock options to grant Mr. Simes in February 2009, the Board of Directors took into consideration: (1) the recommendation of Mr. Simes; (2) the fact that Mr. Simes did not receive an increase in his base salary for 2009 or a discretionary bonus for 2008; (3) the fact that all of Mr. Simes’s then currently outstanding options to purchase shares of BioSante common stock were out-of-the-money; and (4) the fact that according to competitive data gathered by the Compensation Committee’s compensation consultant, most companies in BioSante’s peer group grant equity awards, such as stock options, on an annual basis, to their executives.

All Other Compensation.  All other compensation paid to Mr. Simes during 2008 amounted to $30,879, which represented 7.4 percent of his base salary for 2008 and 4.4 percent of his total compensation for 2008 as calculated for purposes of the Summary Compensation Table of the Combined Company found later in this joint proxy statement/prospectus.  All other compensation paid to Mr. Simes during 2008 consisted of a car allowance in the amount of $12,000, reimbursement of premiums for supplemental term life and long-term disability insurance in the amount of $5,684 and taxes associated with such premiums in the amount of $2,945 and a 401(k) matching contribution in the amount of $10,250, which match is available to all employees.  BioSante is required under the terms of its employment letter agreement with Mr. Simes to provide the $1,000 per month car allowance, which amount has not changed since the execution of his agreement in January 1998, and to provide Mr. Simes supplemental term life and long-term disability insurance.

Total Compensation Mix.  The table below illustrates how total compensation for Mr. Simes was allocated between performance and non-performance based components, how performance based compensation is allocated between short-term and long-term components and how total compensation is allocated between cash and equity components.  For purposes of this table, BioSante’s long-term equity-based compensation (including the amount of long-term equity incentives included in total compensation) is based on its grant date fair value computed in accordance with FAS 123R, which is different than the manner in which this amount is calculated for purposes of the Summary Compensation Table.  See “—Executive Compensation—Summary of Cash and Other Compensation.”

Total Compensation Mix (base salary, short-term cash incentives, long-term equity incentives and executive benefits and perquisites)
% of Total Compensation that is:		% of Performance Based Total Compensation that is:		% of Total Compensation that is:
Performance Based(1)	Not Performance Based(2)	Short-Term(3)	Long-Term(4)	Cash Based(5)	Equity Based(6)
35.7%	64.3%	0.0%	100.0%	64.3%	35.7%

(1)                                  Short-term cash incentives plus long-term equity incentives divided by total compensation

(2)                                  Base salary plus executive benefits and perquisites divided by total compensation

(3)                                  Short-term cash incentives divided by short-term cash incentives plus long-term equity incentives

(4)                                  Long-term equity incentives divided by short-term cash incentives plus long-term equity incentives

(5)                                  Base salary plus short-term cash incentives and executive benefits and perquisites divided by total compensation

(6)                                  Long-term equity incentives divided by total compensation

Consistent with the philosophy of BioSante’s executive compensation program, historically, the majority of Mr. Simes’s compensation was performance-based.  As a performance driven culture, BioSante favors having a significant component of variable compensation tied to results and achievement over solely fixed compensation.  However, for 2008, the percentage of Mr. Simes’s total compensation that was performance based is much lower than in past years due to the fact that Mr. Simes did not receive a discretionary cash bonus for 2008.  As in past years, to align the interests of BioSante’s executives with the interests of BioSante’s stockholders, the majority of the performance-based compensation paid to Mr. Simes in 2008 was in the form of long-term equity incentives and a significant part of his 2008 total compensation paid was equity-based.

Analysis of Executive Compensation Arrangements for 2008 — Phillip B. Donenberg

Overview.  As Chief Financial Officer, Treasurer and Secretary, Phillip B. Donenberg has overall responsibility for BioSante’s financial and accounting matters, Securities and Exchange Commission filings, corporate governance matters and investor relations.  Due to his position and responsibilities, Mr. Donenberg played a significant role in connection with the following activities during 2008:

•                  the execution of BioSante’s agreements with Nycomed, Azur and PharmaSwiss;

•                  the establishment of BioSante’s $25 million committed equity financing facility with Kingsbridge;

•                  BioSante’s process to seek strategic alternatives;

•                  timely and efficient financial statement quarterly reviews, annual financial audit and SEC filings;

•                  effectiveness of BioSante’s disclosure controls and procedures as well as BioSante’s internal control over financial reporting; and

•                  corporate governance efforts.

Base Salary.  Mr. Donenberg’s base salary for 2008 was $232,140, which represented a six percent increase over his base salary for 2007.  In establishing Mr. Donenberg’s base salary for 2008 and specifically approving a six percent increase over his base salary for 2007, the Compensation Committee and Board of Directors considered the progress the company made towards its goals during 2007 and Mr. Donenberg’s contributions towards such progress, the fact that Mr. Donenberg’s base salary was significantly below the median of base salaries of other chief financial officers of companies in BioSante’s peer group and Mr. Donenberg’s strong individual performance during 2007.

The Compensation Committee and Board of Directors recently established Mr. Donenberg’s base salary for 2009, which will remain the same as Mr. Donenberg’s base salary for 2008.  In establishing Mr. Donenberg’s base salary for 2009 and specifically approving no increase over his base salary for 2008, the Compensation Committee and the Board of Directors considered the current economic recession and the company’s cash position.

Annual Incentive Compensation.  Mr. Donenberg received no discretionary cash bonus for 2008.  The Compensation Committee and Board of Directors believed although a bonus may be warranted for 2008 performance, a bonus was not advisable for 2008 in light of the company’s current cash position.

Long-Term Equity-Based Incentive Compensation.  In January 2008, the Board of Directors granted Mr. Donenberg an option to purchase 60,000 shares of BioSante common stock at an exercise price of $3.995 per share, which represented the fair market value of BioSante common stock on the date of grant as determined under BioSante’s stock plan.  In determining the number of stock options to grant Mr. Donenberg in January 2008, the Board of Directors took into consideration: (1) the company’s performance during 2007; (2) Mr. Donenberg’s individual performance during 2007; and (3) the fact that according to competitive data gathered by BioSante’s compensation consultant, most companies in BioSante’s peer group grant equity awards, such as stock options, on an annual basis, to their executives.

In July 2005, Mr. Donenberg was granted a stock option to purchase 25,000 shares of BioSante common stock, which option was to vest upon the achievement of certain performance goals.  In February 2007, the Compensation Committee determined that certain performance goals had been achieved, thereby resulting in the vesting of 20,000 shares underlying the option.  The performance goals that had been achieved or partially achieved included (1) outlicensing a product; (2) becoming a leader and working on employee relations; (3) the initiation of coverage by an investment bank or third party; and (4) the involvement in activities to enhance investor/public relations.  In March 2008, the Compensation Committee determined that certain additional performance goals had been achieved, thereby resulting in the vesting of the remaining 5,000 shares underlying the option.  The performance goals that had been achieved included the completion of BioSante’s June 2007 financing and the initiation of coverage by two new analysts.

In February 2009, the Board of Directors, upon recommendation of the Compensation Committee, granted Mr. Donenberg an option to purchase 125,000 shares of BioSante common stock at an exercise price of $1.51 per share, which represented the fair market value of BioSante common stock, as determined under BioSante’s stock plan, on the date of grant.  In determining the number of stock options to grant Mr. Donenberg in February 2009, the Board of Directors took into consideration:  (1) the recommendation of Mr. Simes; (2) input from Mr. Donenberg; (3) the fact that Mr. Donenberg did not receive an increase in his base salary for 2009 or a discretionary bonus for 2008; (4) the fact that all of Mr. Donenberg’s then currently outstanding stock options were out-of-the-money; and (5) the fact that according to competitive data gathered by the Compensation Committee’s compensation consultant, most companies in BioSante’s peer group grant equity awards, such as stock options, on an annual basis, to their executives.

All Other Compensation.  All other compensation paid to Mr. Donenberg during 2008 amounted to $20,123, which represented 8.7 percent of his base salary for 2008 and 5 percent of his total compensation for 2008 as calculated for purposes of the Summary Compensation Table of the Combined Company found later in this joint proxy statement/prospectus.  All other compensation paid to Mr. Donenberg during 2008 consisted of a car allowance in the amount of $7,200, a 401(k) matching contribution in the amount of $7,250 and reimbursement of the premium for supplemental long-term disability insurance of $4,518 and taxes associated with such premium in the amount of $1,155.  BioSante is required under the terms of its employment letter agreement with Mr. Donenberg to provide the $600 per month car allowance, which amount has not changed since the execution of his agreement in April 1998, and to provide Mr. Donenberg supplemental term life and long-term disability insurance.

Total Compensation Mix.  The table below illustrates how total compensation for Mr. Donenberg was allocated between performance and non-performance based components, how performance based compensation is allocated between short-term and long-term components and how total compensation is allocated between cash and equity components.  For purposes of this table, BioSante’s long-term equity-based compensation (including the amount of long-term equity incentives included in total compensation) is based on its grant date fair value computed in accordance with FAS 123R, which is different than the manner in which this amount is calculated for purposes of the Summary Compensation Table.  See “—Executive Compensation—Summary of Cash and Other Compensation.”

Total Compensation Mix (base salary, short-term cash incentives, long-term equity incentives and executive benefits and perquisites)
% of Total Compensation that is:		% of Performance Based Total Compensation that is:		% of Total Compensation that is:
Performance Based(1)	Not Performance Based(2)	Short-Term(3)	Long-Term(4)	Cash Based(5)	Equity Based(6)
38.5%	61.5%	0.0%	100.0%	61.5%	38.5%

(1)                                  Short-term cash incentives plus long-term equity incentives divided by total compensation

(2)                                  Base salary plus executive benefits and perquisites divided by total compensation

(3)                                  Short-term cash incentives divided by short-term cash incentives plus long-term equity incentives

(4)                                  Long-term equity incentives divided by short-term cash incentives plus long-term equity incentives

(5)                                  Base salary plus short-term cash incentives and executive benefits and perquisites divided by total compensation

(6)                                  Long-term equity incentives divided by total compensation

Consistent with the philosophy of BioSante’s executive compensation program, historically, a significant portion of Mr. Donenberg’s compensation was performance-based.  As a performance driven culture, BioSante favors having a significant component of variable compensation tied to results and achievement over solely fixed compensation.  However, for 2008, the percentage of Mr. Donenberg’s total compensation that was performance based is much lower than in past years due to the fact that Mr. Donenberg did not receive a discretionary cash bonus for 2008.  As in part years, to align the interests of BioSante’s executives with the interests of BioSante’s stockholders, the majority of the performance-based compensation paid to Mr. Donenberg in 2008 was in the form of long-term equity incentives and a significant part of his 2008 total compensation paid was equity-based.

Accounting and Tax Considerations

Accounting for Equity-Based Compensation.  BioSante accounts for equity-based compensation paid to BioSante’s employees under the rules of Financial Accounting Standards Board Statement of Accounting

Financial Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, which requires BioSante to estimate and record an expense over the service period of the award.  Accounting rules also require BioSante to record cash compensation as an expense at the time the obligation is accrued.  Unless and until BioSante achieves sustained profitability, the availability to it of a tax deduction for compensation expense will not be material to its financial position.  BioSante structures its cash compensation so that it is taxable to its executives at the time it becomes available to them.  BioSante currently intends that all cash compensation paid will be tax deductible for it.  However, with respect to equity-based compensation awards, all of BioSante’s executives have received equity-based compensation awards in the form of incentive stock options, which would not entitle BioSante to any related tax deduction if there is no disqualifying disposition by the optionee.  However, some of the incentive stock options that have been issued have exceeded the $100,000 per year dollar limitation (with respect to exercisability) set forth in Section 422 of the Code.  Accordingly, the incentive stock options issued in excess of this $100,000 per year limitation will be treated as non-qualified stock options for tax purposes.  BioSante, therefore, will be entitled to a tax deduction in the year in which the non-qualified stock option is exercised in an amount equal to the amount by which the fair market value of the shares underlying the non-qualified stock options on the date of exercise exceeds the option exercise price.

Deductibility of Compensation for Tax Purposes Under Section 162(m).  Section 162(m) of the Code limits to $1,000,000 per person the amount that a publicly held company may deduct for compensation paid to each of its chief executive officer and its next three most highly compensated officers (but excluding the CFO) to $1.0 million per year.  Since none of BioSante’s executives received compensation over $1.0 million during 2008, BioSante was not affected by the limitations of Section 162(m) of the Code.

Nonqualified Deferred Compensation.  BioSante believes it has been operating in good faith compliance with the non-qualified deferred compensation rules in Section 409A of the Code.  In July 2008, BioSante amended its employment letter agreements with its two named executive officers to comply in both form and substance with the non-qualified deferred compensation rules.

Executive Compensation

Summary of Cash and Other Compensation

The following table provides summary information concerning all compensation awarded to, earned by or paid to BioSante’s principal executive officer and principal financial officer during the years ended December 31, 2008, 2007 and 2006.  BioSante did not have any other executive officers as of December 31, 2008.  BioSante refers to these individuals in this joint proxy statement/prospectus as its “named executive officers.”  These individuals will continue to serve the combined company in similar capacities following the merger.

Summary Compensation Table of BioSante - 2008

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)(3)	All Other Compen- Sation(4)	Total
Stephen M. Simes	2008	$417,640	$0	$271,333	$30,879	$719,852
Vice Chairman, President and Chief Executive Officer	2007	394,000	256,100	188,333	41,859	880,292
	2006	374,400	140,400	86,030	40,336	641,166
Phillip B. Donenberg	2008	232,140	0	174,105	20,123	426,368
Chief Financial Officer, Treasurer and Secretary	2007	219,000	87,600	185,151	19,109	510,860
	2006	208,572	41,714	127,622	14,700	392,608

(1)                                  Represents discretionary cash bonus earned in year as indicated, but actually paid to executive in the following year.  BioSante refers you to the information under the headings “— Annual Performance Bonus” and “Compensation Discussion and Analysis” for a discussion of the factors taken into consideration by the Board of Directors in determining the amount of bonus paid to each executive.

(2)                                  Reflects the dollar amount recognized as stock-based compensation expense for financial statement reporting purposes with respect to the fiscal years ended December 31, 2008, 2007 and 2006, respectively, in accordance with FAS 123R for option awards granted to each executive in the applicable year and in previous years. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.  The grant date fair value is determined based on BioSante’s Black-Scholes option pricing model.  The amounts in the table reflect BioSante’s accounting expense, and do not correspond to the actual value realized by the executives.  The following table provides the fair value of options granted to BioSante’s named executive officers for compensation expense recognized during the fiscal year ended December 31, 2008, 2007 and 2006 and the related specific assumptions used in the valuation of each such option award:

Grant Date	Grant Date Fair Value Per Share	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
01/15/08	$2.49	3.72%	10 years	67.51%	0
01/12/07	2.26	4.86%	10 years	69.52%	0
03/16/06	3.11	4.10%	10 years	73.94%	0
07/19/05	3.03	4.04%	10 years	73.38%	0
07/19/05	2.87	4.76%	10 years	69.23%	0
07/19/05	1.63	3.60%	10 years	67.84%	0

(3)                                  Represents options granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan, the material terms of which are described in more detail below under the heading “—Grants of Plan-Based Awards to the Executive Officers—BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan.”

(4)                                  The amounts shown in this column include the following with respect to each executive:

Name	Year	401(k) Match(a)	Insurance Premiums(b)	Tax Gross-Up(c)	Auto Allowance
Stephen M. Simes	2008	$10,250	$5,684	$2,945	$12,000
	2007	10,250	12,804	6,805	12,000
	2006	10,000	11,581	6,756	12,000
Phillip B. Donenberg	2008	$7,250	$4,518	$1,155	$7,200
	2007	7,750	3,222	927	7,200
	2006	7,500	—	—	7,200

(a)             Based on 50 percent of amount the executive voluntarily contributed to plan.

(b)            Includes reimbursement for premiums paid by Mr. Simes and Mr. Donenberg for long-term disability insurance and by Mr. Simes for supplemental term life insurance.

(c)             Based on the executive’s tax rate at the time the premium was paid.

Simes Employment Letter Agreement.  In January 1998, BioSante entered into an employment letter agreement with Stephen M. Simes pursuant to which Mr. Simes serves as BioSante’s Vice Chairman, President and Chief Executive Officer and a member of the Board of Directors.  BioSante amended the agreement in July 2008 to ensure compliance with regulations on non-qualified deferred compensation severance benefits as mandated by Section 409A of the Code and to make certain changes to the change in control provisions.  The current term of the agreement continues until December 31, 2011.  On January 1 of each year, the term is automatically extended for an additional one year unless on or before October 1 immediately preceding the extension, either party gives written notice to the other of the termination of the agreement or cessation of further extensions.  Under the agreement, Mr. Simes is entitled to a base salary in an amount determined by the Board of Directors, which base salary, however, must be adjusted upward each year at a minimum equal to changes in the Consumer Price Index.  Mr. Simes is entitled to receive an annual performance bonus, the amount and terms of which will be determined in the discretion of the Board of Directors.  Mr. Simes is also entitled to a monthly stipend of $1,000 for automobile use, reimbursement of premiums for supplemental term life and long-term disability insurance and taxes associated with such premiums and four weeks paid vacation each year.  If Mr. Simes is terminated without cause or upon a change in control or if he terminates his employment for good reason, he will be entitled to certain payments and benefits as described in more detail under the heading “—Potential Payments Upon Termination or Change in Control.”  Under the agreement, Mr. Simes is subject to customary assignment of inventions, confidentiality and non-competition provisions.

Donenberg Employment Letter Agreement.  In June 1998, BioSante entered into an employment letter agreement with Phillip B. Donenberg pursuant to which Mr. Donenberg serves as BioSante’s Chief Financial Officer, Treasurer and Secretary.  BioSante amended the agreement in July 2008 to ensure compliance with regulations on non-qualified deferred compensation severance benefits as mandated by Section 409A of the Code and to make certain changes to the change in control provisions.  The term of the agreement continues until either party gives 30 days written notice to the other of the termination of the agreement.  Under the agreement, Mr. Donenberg is entitled to a base salary in an amount determined by the Board of Directors, which base salary, however, must be adjusted upward each year at a minimum equal to changes in the Consumer Price Index.  Mr. Donenberg is entitled to receive an annual performance bonus, the amount and terms of which will be determined in the discretion of the Board of Directors.  Mr. Donenberg is also entitled to a monthly stipend of $600 for automobile use, reimbursement of premiums for supplemental term life and long-term disability insurance and taxes associated with such premiums and three weeks paid vacation each year.  If Mr. Donenberg is terminated without cause or upon a change in control or if he terminates his employment for good reason, he will be entitled to certain payments and benefits as described in more detail under the heading “—Potential Payments Upon Termination or Change in Control.”  Under the agreement, Mr. Donenberg is subject to customary assignment of inventions, confidentiality and non-competition provisions.

Annual Performance Bonus.  As required under the terms of their employment letter agreements, BioSante provides Messrs. Simes and Donenberg the opportunity to earn an annual performance bonus each year.  The Board of Directors determines the amount of the bonus each year for each executive based on, among other things, input received from Mr. Simes, its own views as to the achievement of company performance and individual executive goals as discussed in concept at the beginning of the year, the performance of the company’s stock price during the year, competitive compensation data and other factors that may be relevant during any given year.  BioSante did not pay any annual performance bonuses to its executives for 2008.  For more information regarding the annual performance bonuses, BioSante refers you to the “Compensation Discussion and Analysis” section of this joint proxy statement/prospectus.

BioSante 401(k) Savings Plan.  BioSante maintains the BioSante 401(k) Savings Plan under which all participants, including executive officers, may voluntarily request that BioSante reduce their pre-tax compensation by up to 100 percent (subject to certain special limitations).  BioSante contributed an amount equal to 50 percent of the amount that each participant contributed under this plan, up to a maximum amount allowed by law.

Indemnification Agreements.  BioSante has entered into agreements with all of its executives under which it is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of BioSante’s executives.  BioSante will be obligated to pay these amounts only if the executive acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to BioSante’s best interests.  With respect to any criminal proceeding, BioSante will be obligated to pay these amounts only if the executive had no reasonable cause to believe his or her conduct was unlawful.  The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Grants of Plan-Based Awards to Executive Officers

The following table provides information concerning grants of plan-based awards to each of BioSante’s named executive officers during the fiscal year ended December 31, 2008.  Plan-based awards were granted to BioSante’s named executive officers under BioSante’s former BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan.  The material terms of these awards and the material plan provisions relevant to these awards are described in the notes to the table below or in the narrative following the table below.  Options were granted to the named executive officers subsequent to December 31, 2008 in January 2009 under the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.  The material terms of these awards and the material plan provisions relevant to these awards are described in the narrative following the table below.  These options also are described in more detail in the “—Compensation Discussion and Analysis” section of this joint proxy statement/prospectus.  BioSante did not grant any “non-equity incentive plan” awards or “equity incentive plan” awards within the meaning of the SEC rules during the fiscal year ended December 31, 2008.

Grants of Plan-Based Awards of BioSante- 2008

Name	Grant Date(1)	Board Approval Date	All Other Option Awards: Number of Securities Underlying Options(#)(2)	Exercise or Base Price of Option Awards($/Sh) (3)	Closing Market Price on Date of Grant	Grant Date Fair Value Stock and Option Awards($) (4)
Stephen M. Simes	01/15/08	01/15/08	100,000	$3.995	$3.94	$249,941
Phillip B. Donenberg	01/15/08	01/15/08	60,000	3.995	3.94	149,695

(1)                                  The grant date is the date on which the Board of Directors met to approve the option grant.

(2)                                  Represents an option granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan, the material terms of which are described in more detail below under the heading “—BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan.”  The option has a ten-year term and vests over a three-year period, with one-third of the underlying shares vesting on each of January 15, 2009, January 15, 2010 and January 15, 2011, so long as the individual remains an employee of BioSante as of such date.

(3)                                  BioSante sets the per share exercise price of stock options granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan at an amount equal to 100 percent of the fair market value of a share of BioSante common stock on the date of grant, which under the 1998 plan is defined as the mean between the reported high and low sale prices of BioSante common stock, as then reported by the stock exchange on which BioSante common stock is then listed.

(4)                                  BioSante refers you to note (2) to the Summary Compensation Table for a discussion of the assumptions made in calculating the grant date fair value of the option awards.

BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.  Under the terms of the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan, BioSante’s named executive officers, in addition to other employees and individuals, are eligible to receive equity-based incentive awards, such as stock options.  Although the 2008 plan is an “omnibus” plan that permits the grant of equity-based incentive awards besides stock options, such as restricted stock, restricted stock units, stock appreciation rights, performance units and stock bonuses, to date, only incentive and non-statutory stock options have been granted.

The 2008 plan contains both an overall limit on the number of shares of BioSante common stock that may be issued, as well as individual and other grant limits.  Under the terms of the 2008 plan, no more than 2,000,000 shares of BioSante common stock may be issued pursuant to the plan or the exercise of incentive options and no more than 250,000 shares of BioSante common stock may be issued or issuable in connection with restricted stock grants, stock unit awards, performance awards and stock bonuses, in each case subject to adjustment and certain exceptions.

Incentive stock options must be granted with a per share exercise price equal to at least the fair market value of a share of BioSante common stock on the date of grant.  For purposes of the 2008 plan, the fair market value of BioSante common stock is the closing sale price of BioSante common stock, as reported by the NASDAQ Stock Market.  BioSante sets the per share exercise price of all stock options granted under the plan at an amount equal to the fair market value of a share of BioSante common stock on the date of grant.

Except in connection with certain specified changes in BioSante’s corporate structure or shares, the Compensation Committee and the Board of Directors may not, without prior approval of BioSante’s stockholders, seek to effect any re-pricing of any previously granted, “underwater” option by amending or modifying the terms of the underwater option to lower the exercise price, canceling the underwater option and granting replacement options having a lower exercise price, or other incentive award in exchange, or repurchasing the underwater options and granting new incentive awards under the 2008 plan.  For purposes of the 2008 plan, an option is deemed to be “underwater” at any time when the fair market value of BioSante common stock is less than the exercise price.

Options will become exercisable at such times and in such installments as may be determined by the Compensation Committee or the Board of Directors, as the case may be, provided that options may not be exercisable after 10 years from their date of grant.  BioSante generally provides for the vesting of stock options granted to executives in equal annual installments over a three-year period commencing on the one-year anniversary of the date of grant.

Optionees must pay the exercise price of stock options in cash.  However, the Compensation Committee or the Board of Directors, as the case may be, may allow payment to be made (in whole or in part) by (1) using a broker-assisted cashless exercise procedure pursuant to which the optionee, upon exercise of an option, irrevocably instructs a broker or dealer to sell a sufficient number of shares of BioSante common stock or loan a sufficient amount of money to pay all or a portion of the exercise price of the option and/or any related withholding tax obligations and remit such sums to BioSante and directs BioSante to deliver stock certificates to be issued upon such exercise directly to such broker or dealer; or (2) using a cashless exercise procedure pursuant to which the optionee surrenders to BioSante shares of BioSante common stock either underlying the option or that are otherwise held by the optionee.

Under the terms of the 2008 plan, unless otherwise provided in a separate agreement, if an executive’s employment or service with BioSante terminates for any reason, the unvested portion of the option will immediately terminate and the executive’s right to exercise the then vested portion of the option will:

•                  immediately terminate if the executive’s employment or service relationship with BioSante terminated for “cause”;

•                  continue for a period of 12 months if the executive’s employment or service relationship with BioSante terminates as a result of the executive’s death or disability; or

•                  continue for a period of 90 days if the executive’s employment or service relationship with BioSante terminates for any reason, other than for cause or upon death or disability.

As set forth in the 2008 plan, the term “cause” will be as defined in any employment or other agreement or policy applicable to the executive or, if no such agreement or policy exists, will mean (1) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury, in each case related to BioSante or any subsidiary, (2) any unlawful or criminal activity of a serious nature, (3) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the overall duties, or (4) any material breach of any employment, consulting, confidentiality or non-compete agreement entered into with BioSante or any subsidiary.

As described in more detail under the heading “—Potential Payments Upon Termination or Change in Control,” if there is a change in control of BioSante, then, under the terms of the 2008 plan, unless otherwise provided by the Compensation Committee or the Board of Directors in its sole discretion either in the agreement evidencing an incentive award at the time of grant or at any time after the grant of an incentive award, all options and stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the holder to whom such option and stock appreciation rights have been granted remains in the employ or service of BioSante or any subsidiary, all outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and any conditions to the payment of stock unit awards or restricted stock units, performance awards or units and stock bonuses will lapse.

BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan.  The terms of the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan are substantially similar to the terms of BioSante’s 2008 plan, except that under the 1998 plan, only stock options, stock awards and stock units could be granted.

Other Information Regarding Plan-Based Awards.  Under a provision contained in Mr. Simes’s and Mr. Donenberg’s employment letter agreements, upon the termination of their employment by BioSante without cause, all stock options then held by them would be accelerated and all such options would become fully vested and immediately exercisable for a period of one year after the termination date, as described in more detail under the heading “—Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding unexercised stock option awards that had not vested for each of BioSante’s named executive officers and that remained outstanding at December 31, 2008.  BioSante did not have any “equity incentive plan” or stock awards outstanding at December 31, 2008.

Outstanding Equity Awards at Fiscal Year-End of BioSante — 2008

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Stephen M. Simes	71,407	—	$4.00	04/06/2011
	108,507	—	3.40	09/26/2012
	126,667	—	2.10	05/29/2013
	83,333	166,667(2)	2.775	01/11/2017
	—	100,000(3)	3.995	01/14/2018
Phillip B. Donenberg	21,547	—	4.00	04/06/2011
	37,564	—	3.40	09/26/2012
	79,166	—	2.10	05/29/2013
	25,000	—	3.715	07/18/2015
	25,000	—	3.715	07/18/2015
	41,666	20,834(4)	3.87	03/15/2016
	16,667	33,333(2)	2.775	01/11/2017
	—	60,000(3)	3.995	01/14/2018

(1)                                  Upon the occurrence of a change in control, the unvested and unexercisable options described in this table will be accelerated and become fully vested and immediately exercisable as of the date of the change in control.  For more information, BioSante refers you to the discussion under the headings “—Grants of Plan-Based Awards to Executive Officers—BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan” and “—Potential Payments Upon Termination or Change in Control.”  Under a provision contained in Mr. Simes’s and Mr. Donenberg’s employment letter agreements, upon the termination of their employment by BioSante without cause, all stock options then held by them would be accelerated and all such options would become fully vested and immediately exercisable for a period of one year after the termination date, as described in more detail under the heading “—Potential Payments Upon Termination or Change in Control.”

(2)                                  This option vests over a three-year period, one-third of the underlying shares vesting on each of January 12, 2008, January 12, 2009 and January 12, 2010, so long as the executive remains an employee or consultant of BioSante as of such date.

(3)                                  This option vests over a three-year period, one-third of the underlying shares vesting on each of January 15, 2009, January 15, 2010 and January 15, 2011, so long as the executive remains an employee or consultant of BioSante as of such date.

(4)                                  The remaining portion of this option vested on March 16, 2009.

Options Exercised and Stock Vested

None of BioSante’s named executive officers exercised stock options during the year fiscal ended December 31, 2008.  BioSante does not have any outstanding stock awards and thus did not have any stock awards vest during the fiscal year ended December 31, 2008.

Potential Payments Upon Termination or Change in Control

General.  BioSante has entered into employment letter agreements with each of its two named executive officers, Stephen M. Simes and Phillip B. Donenberg, which may require it to provide certain payments to the executive upon a termination of his employment or change in control of BioSante.  Whether an executive receives a payment and the amount of such payment, if applicable, depends upon the triggering event.  For more information regarding these agreements, BioSante refers you the discussion under the headings “—Summary of Cash and Other Compensation—Simes Employment Letter Agreement” and “—Summary of Cash and Other Compensation—Donenberg Employment Letter Agreement.”  In addition, BioSante’s equity-based compensation plans also provide benefits as a result of a change in control of BioSante.

Termination by BioSante for Cause.  Under the terms of both employment letter agreements, if Mr. Simes’s or Mr. Donenberg’s employment is terminated BioSante for “cause,” the executive would be entitled to be paid his annual base salary, car allowance and any out-of-pocket expenses incurred through the date of his termination and any amounts the executive would be entitled to under any company benefit plan.  For purposes of the agreements, “cause” means any of the following:  (1) fraud; (2) theft or embezzlement of BioSante’s assets; (3) a violation of law involving moral turpitude; (4) repeated and willful failure to follow instructions of the Board of Directors provided that the conduct has not ceased or the offense cured within 30 days following written warning from BioSante; and (5) conviction of willfully engaging in illegal conduct constituting a felony or gross misdemeanor under federal or state law which is materially and demonstrably injurious to the company or which impairs the executive’s ability to substantially perform his duties for the company.  The agreements also provide that the executive must abide by certain non-competition provisions for one year after termination for cause.  Under the terms of BioSante’s equity-based compensation plans, if Mr. Simes’s or Mr. Donenberg’s employment is terminated by BioSante for “cause,” the executive’s outstanding stock options will immediately terminate and may not then be exercisable.

Termination by BioSante Without Cause.  Under the terms of both employment letter agreements, if Mr. Simes’s or Mr. Donenberg’s employment is terminated by BioSante without cause or if in the case of Mr. Simes, BioSante gives notice of its intent not to renew his employment agreement, the executive would be entitled to be paid his annual base salary, car allowance and any out-of-pocket expenses incurred through the date of termination.  Additionally, the executive would be entitled to receive:

•                  a severance payment, which would be paid in one lump sum in the case of Mr. Simes and in 12 equal monthly installments in the case of Mr. Donenberg, equal to, in the case of Mr. Simes, the sum of his annual base salary, most recent annual bonus and annual car allowance, and in the case of Mr. Donenberg, his annual base salary at the time of termination;

•                  continued term life and disability insurance at BioSante’s expense, which, in the case of Mr. Simes, would be for a period of one year from the date of his termination or the remaining term of his agreement, whichever is longer, and in the case of Mr. Donenberg, would be for a period of one year from the date of his termination, unless in either case the executive obtains full-time employment;

•                  continued participation by the executive and his family at BioSante’s expense in its group health and dental insurance programs, which in the case of Mr. Simes, would be for a period of one year from the date of his termination or the remaining term of his agreement, whichever is longer, and in the case of Mr. Donenberg, would be for a period of one year from the date of his termination, unless in either case the executive becomes eligible to participate in another employer’s corresponding group insurance plans;

•                  in the case of Mr. Simes, provision of outplacement services up to a maximum amount of $30,000 and use of an office and reasonable secretarial support for one year, unless Mr. Simes becomes otherwise employed within such period; and

•                  payment for all unused vacation days accrued to the date of termination.

In addition, in the event BioSante terminates Mr. Simes’s or Mr. Donenberg’s employment without cause, all outstanding stock options then held by the executive at such time will become immediately exercisable and the executive will have one year from the date following his termination of employment to exercise such options.

Termination by Executive for Good Reason.  Under the terms of both employment letter agreements, Mr. Simes or Mr. Donenberg may terminate his agreement upon 30 days written notice to BioSante for “good reason.”  For purposes of the agreements, “good reason” means (1) assignment of duties inconsistent with his position or a change in responsibilities, title or office; (2) the failure of BioSante to continue, or the taking of action by BioSante that could adversely affect, benefits plans in which the executive is participating (with some exceptions); (3) reduction of salary or car allowance or failure to increase salary as provided in the agreement; and (4) any other breach by BioSante of the agreement.  If Mr. Simes or Mr. Donenberg terminates his agreement for good reason, then BioSante must provide him the payments and benefits described above under “—Termination by BioSante Without Cause.”  Under the terms of BioSante’s equity-based compensation plans, all outstanding stock options then held by the executive at such time will remain exercisable to the extent then exercisable for a period of three months.

Termination in the Event of Death or Permanent Disability.  Both employment letter agreements terminate in the event of the executive’s death or permanent disability.  In the event of death, the executive’s base salary and car allowance will be terminated as of the end of the month in which the executive’s death occurs.  Upon an executive’s “disability,” BioSante can terminate the executive’s employment upon 30 days written notice.  For purposes of the agreements, “disability” means an inability, due to illness, accident or any other physical or mental incapacity, to substantially perform the executive’s duties for a period of four consecutive months or for a total of six months in any 12 month period.  Upon termination of an executive’s employment due to disability, the executive will be entitled to receive compensation until the later of (1) the date of termination of employment for disability or (2) the date upon which the executive begins to receive long-term disability insurance benefits.  In addition, in the event the executive’s employment is terminated as a result of the executive’s death or permanent disability, all outstanding stock options then held by the executive at such time will become immediately exercisable and the executive or his estate will have one year from the date of termination of employment to exercise such options.

Change in Control.  BioSante’s named executive officers have received stock options granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan and the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.  Under the terms of such plans, such stock options become fully exercisable following a “change in control” of BioSante, which is defined under the plans as:

•                  the sale, lease, exchange or other transfer of all or substantially all of the assets of BioSante to a corporation that is not controlled by BioSante;

•                  the approval by BioSante’s stockholders of any plan or proposal for the liquidation or dissolution of BioSante;

•                  certain merger or business combination transactions;

•                  more than 50 percent of BioSante’s outstanding voting shares are acquired by any person or group of persons who did not own any shares of common stock on the effective date of the plan; or

•                  certain changes in the composition of the Board of Directors.

In order for BioSante’s executives to receive any other payments or benefits as a result of a change in control of BioSante, there must be a termination event, such as a termination by BioSante for any reason other than for cause or a termination by the executive for good reason.  Such termination event must occur either within the period beginning on the date of the change in control and ending on the last day of the first full calendar month following the second year anniversary date of the change in control or prior to the change in control if the termination of employment was either a condition of the change in control or was at the request or insistence of a person related to the change in control.  For purposes of the change in control provisions, the definition of “good reason” is broader than outside the context of change in control and includes:  (1) BioSante’s failure to obtain from any successor the assent to assume the employment letter agreements; (2) any purported termination by BioSante of the executive’s employment that is not properly effected; (3) a requirement that the executive be based at any office or location that is more than 30 miles further from the office or location thereof immediately preceding the change in control; and (4) any termination by the executive of his employment for any reason during the 13th month after the completion of the change in control.

If such a termination event occurs, the executive would be entitled to be paid his annual base salary, car allowance and any out-of-pocket expenses incurred through the date of termination.  Additionally, the executive would be entitled to receive:

•                  a severance payment, which would be paid in one lump sum equal to, in the case of Mr. Simes, the sum of:  (1) two times his annual base salary, plus (2) his most recent annual bonus, plus (3) his maximum annual bonus (100 percent of base salary) for the year in which the change in control occurs, and in the case of Mr. Donenberg, the sum of:  (1) 1½ times his annual base salary, plus his maximum annual bonus (100 percent of base salary) for the year in which the change in control occurs;

•                  substantially the same health, dental, life and disability insurance benefits the executive received prior to his termination for a period of up to 24 months for Mr. Simes and 18 months in the case of Mr. Donenberg;

•                  provision of outplacement services up to a maximum amount of $30,000;

•                  reimbursement for out-of-pocket expenses incurred by the executive on behalf of BioSante; and

•                  payment for all unused vacation days accrued to the date of termination.

If any payments to an executive under the employment letter agreements or otherwise are considered contingent upon a “change in control” for purposes of Section 280G of the Code and would constitute an “excess parachute payment” under the Code, then such payments either would be reduced to the largest amount as will result in no portion of such payments being subject to 280G excise tax or the executive would be required to pay any additional 20 percent excise tax on the amount of any parachute payment received, whichever is more beneficial to the executive.

Potential Payments to Named Executive Officers.  The table below describes the potential payments to each of BioSante’s executives in the event of a termination of his employment on December 31, 2008 or a change in control of BioSante on December 31, 2008.  The table below does not include any accrued and unpaid base salary to which the executives also would be entitled.

Name	Executive Benefits and Payments	Term- Nation For Cause	Term- Nation Upon Death Or Disa- Bility	Termination Without Cause or for Good Reason	Change in Control (No Termination Event)	Change in Control (Termination Event)
Stephen M. Simes	Severance Payment	$0	$0	$685,740	$0	$1,509,020
	Unvested and Accelerated Stock Options(1)(2)	0	0	0	0	0
	Term Life and Disability Insurance(3)	0	0	8,629	0	17,258
	Group Health and Dental Plan Benefits(4)	0	0	23,676	0	47,352
	Accrued but Unpaid Vacation	103,607	103,607	103,607	0	103,607
	Outplacement Services	0	0	30,000	0	30,000
	Office Space and Administrative Services(5)	0	0	36,000	0	0
	Total	$103,607	$103,607	$887,652	$0	$1,707,237

Phillip B. Donenberg	Severance Payment	$0	$0	$232,140	$0	$580,350
	Unvested and Accelerated Stock Options(1)(2)	0	0	0	0	0
	Term Life and Disability Insurance(3)	0	0	5,673	0	5,673
	Group Health and Dental Plan Benefits(4)	0	0	023,676	0	35,514
	Accrued but Unpaid Vacation	10,303	10,303	10,303	0	10,303
	Outplacement Services	0	0	0	0	30,000
	Total	$10,303	$10,303	$271,792	$0	$661,840

(1)                                  The value of the automatic acceleration of the vesting of unvested stock options held by an executive is based on the difference between: (a) the market price of the shares of BioSante common stock underlying the unvested stock options held by such officer as of December 31, 2008, which is based on the closing sale price of BioSante common stock on December 31, 2008 ($1.00), and (b) the exercise price of the options.

(2)                                  In February 2009, Mr. Simes was granted an option to purchase 300,000 shares of BioSante common stock and Mr. Donenberg was granted an option to purchase 125,000 shares of BioSante common stock, at an exercise price of $1.51 per share, which options vest in three equal annual installments on the first, second and third anniversary of the date of grant.  The value of the automatic acceleration of the vesting of these stock options is not included in the above table.

(3)                                  The value of the term life and disability insurance is based on BioSante’s current group plans and any applicable supplemental insurance provided to such executives at the 2008 rates actually paid.

(4)                                  The value of the group health plan benefits is based on premium rates in effect in December 2008.

(5)                                  The value of office space and administration services is based on current market information for the Chicago, Illinois area received from a third party.

Required Resignations; Confidentiality and Other Provisions.  Pursuant to the terms of the employment letter agreements, Mr. Simes and Mr. Donenberg have agreed upon any termination of their employment to resign from any and all director, officer, trustee, agent and any other positions with BioSante or its affiliates, such as its employee benefit plans.  In addition, certain terms of their agreements will survive any termination of their employment, including the assignment of inventions and confidentiality provisions and in the event of certain terminations, portions of the non-competition provisions.  Finally, any payments made to Mr. Simes and Mr. Donenberg as a result of a “separation of service” under the non-qualified deferred compensation rules of Section 409A under the Code will be suspended for six months, if necessary.

COMPENSATION OF CELL GENESYS’S DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The following table provides information about Cell Genesys’s non-employee director compensation during the fiscal year ended December 31, 2008.  The compensation paid to Dr. Sherwin, who is also employed by Cell Genesys, is presented below in the Summary Compensation Table and the related explanatory tables.  Dr. Sherwin is not entitled to receive additional compensation for his services as a director.

Name	Fees Earned Or Paid in Cash		Stock Awards(1)(2)	Option Awards(1)(3)	Non- Equity Incentive Plan Compensation	Change in Pension Value & Non-Qualified Deferred Compensation Earnings	All Other Compensation		Total
David W. Carter	$43,250		$11,870	$10,799	$—	$—	$—		$65,919
Nancy M. Crowell	53,250		11,870	10,799	—	—	—		75,919
James M. Gower	38,250		11,870	10,799	—	—	—		60,919
John T. Potts, Jr., M.D.	76,500	(4)	11,870	15,244	—	—	—		103,614
Thomas E. Shenk, Ph.D.	44,000		11,870	13,953	—	—	10,000	(5)	79,823
Eugene L. Step	51,500		11,870	10,799	—	—	—		74,169
Inder M. Verma, Ph.D.	38,250		11,870	13,953	—	—	10,000	(5)	74,073
Dennis L. Winger	50,250		11,870	12,121	—	—	—		74,241

(1)                                  Amounts shown reflect the value determined by Cell Genesys for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards.  The amounts shown reflect the compensation costs recognized for stock option awards in the fiscal year ended December 31, 2008 for financial statement reporting purposes as determined pursuant to provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“FAS 123R”), disregarding any estimate of forfeitures related to service-based vesting conditions.  No stock awards or option awards granted to non-employee directors were forfeited during the fiscal year ended December 31, 2008.  The assumptions used in the calculation of values of option awards are provided in Note 1 to the “2008 Director Compensation Table” above.

(2)                                  Each of Cell Genesys’s non-employee directors was granted an award of 4,000 restricted stock units on June 30, 2008 with a grant-date fair value of $10,400.  Each of Cell Genesys’s non-employee directors in aggregate held 4,000 unvested restricted stock units as of December 31, 2008.

(3)                                  Each of Cell Genesys’s non-employee directors was granted an option to purchase 7,500 shares of common stock on June 30, 2008 with a grant-date fair value of $10,799.  On December 31, 2008, Cell Genesys’s non-employee directors held outstanding options covering the following numbers of shares of Cell Genesys common stock:  Mr. Carter (60,000), Ms. Crowell (82,500), Mr. Gower (60,000), Dr. Potts (77,500), Dr. Shenk (92,500), Mr. Step (60,000), Dr. Verma (77,500), and Mr. Winger (60,000).

(4)                                  Dr. Potts served on Cell Genesys’s Medical Advisory Board and acted as the board of directors’ representative to the Medical Advisory Board for the fiscal year ended December 31, 2008, for which he received an additional $25,000 in fees in the fiscal year ended December 31, 2008.  The Medical Advisory Board was disbanded as of December 31, 2008.

(5)                                  Dr. Shenk and Dr. Verma provided periodic scientific advice to Cell Genesys and in consideration of such additional services during the fiscal year ended December 31, 2008, Dr. Shenk and Dr. Verma each earned $10,000.  Also, in connection with their service under this arrangement, Dr. Shenk and Dr. Verma were each granted an option to purchase 2,500 shares of common stock on January 31, 2008 with an exercise price equal to the fair market value of the underlying stock on the date of grant, which options were fully vested on the date of the grant and had a grant date fair value of $3,154.

Under Cell Genesys’s current compensation program for directors who are not employees of Cell Genesys, annual compensation consists of:

•                  an annual retainer of $30,000;

•                  a fee of $1,500 for each board meeting attended in person and $750 for each board meeting attended telephonically;

•                  reimbursement of expenses incurred in attending board meetings;

•                  an annual grant of 4,000 restricted stock units; and

•                  an annual grant of a fully vested option to purchase 7,500 shares of Cell Genesys common stock with an exercise price equal to the fair market value of the underlying stock on the date of grant.

In addition, prior to discontinuation of Cell Genesys’s Medical Advisory Board effective as of December 31, 2008, the board of directors’ representative to Cell Genesys’s Medical Advisory Board received an annual fee of $25,000 and a fully vested option to purchase 2,500 shares of Cell Genesys common stock with an exercise price equal to the fair market value of the underlying stock on the date of grant.  The option grant was not awarded in 2008 as a result of ending further development of GVAX immunotherapy for prostate cancer and the implementation of a substantial restructuring plan for the business.

Additional compensation for committee service is as follows:

•                  an annual retainer of $5,000 for non-chair members of the compensation and nomination and governance committees;

•                  an annual retainer of $7,500 for the chairperson of the compensation and nominating and governance committees;

•                  an annual retainer of $7,500 for non-chair members of the audit committee; and

•                  an annual retainer of $12,000 for the chairperson of the audit committee.

Under the terms of Cell Genesys’s 2005 Equity Incentive Plan, non-employee directors are granted, on the date they initially become a director, an option to purchase 30,000 shares of Cell Genesys common stock with an exercise price equal to the fair market value of the underlying stock on the date of grant, which option vests as to 25 percent of the shares subject to the option one year after the date of grant, and as to 1/48th of the shares subject to the option each month during the three-year period thereafter, provided that the optionee continues to serve as a director on each relevant vesting date.

Compensation Discussion and Analysis

Cell Genesys’s compensation committee did not increase base salaries in 2009, did not approve funding of the 2008 bonus pool which would have been payable in February 2009, and did not approve the annual stock option grants that were otherwise scheduled to be made in February 2009, as a result of ending further development of GVAX immunotherapy for prostate cancer and the implementation of a substantial restructuring plan for the business.

Overview of Compensation Program

The compensation committee of the Cell Genesys board of directors has responsibility for establishing, implementing and continually monitoring adherence with Cell Genesys’s compensation philosophy.  The compensation committee’s goal is to ensure that the total compensation paid to Cell Genesys’s chief executive officer, other executive officers and employees is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to Cell Genesys’s chief executive officer and other executive officers are similar to those provided to all other employees.

Throughout this joint proxy statement/prospectus, the individuals who served as Cell Genesys’s chief executive officer and chief financial officer during the fiscal year ended December 31, 2008, as well as the other individuals included in the Summary Compensation Table of Cell Genesys, are referred to as Cell Genesys’s “named executive officers.”

Compensation Philosophy and Objectives

Cell Genesys’s executive compensation program is designed to attract and retain executives who will contribute to Cell Genesys’s long-term success, to reward executives for achieving both Cell Genesys’s short- and long-term goals, to link executive and stockholder interests through equity-based compensation plans, and to provide a compensation package that recognizes both individual contributions and company performance.  A substantial portion of each executive’s total compensation is intended to be variable and to relate to, and be contingent upon, performance.  The compensation committee evaluates the performance and determines the compensation of the chief executive officer and Cell Genesys’s other executive officers annually, based upon individual performance and the achievement of corporate goals.

Cell Genesys’s primary objective is to align compensation with its business goals and overall company performance.  Cell Genesys’s aim is to attract, retain and reward executive officers and other employees who contribute to its long-term success and to motivate those individuals to enhance value.  Key elements of this goal are:

•                  to recruit and retain highly qualified executive officers by offering overall compensation that is competitive with that offered for comparable positions in other companies in the biotechnology industry;

•                  to motivate executives to achieve important business and performance objectives and to reward them when such goals are met; and

•                  to align the interests of executive officers with the long-term interests of stockholders through participation in Cell Genesys’s equity incentive plan.

Role of Executive Officers in Compensation Decisions

Cell Genesys’s management provides recommendations to the compensation committee regarding most compensation matters, including executive and director compensation.  However, the compensation committee does not delegate any of its functions to others in setting compensation.  The compensation committee makes all compensation decisions, except that those pertaining to the chief executive officer are ratified by the full board of directors.

The chief executive officer annually reviews the performance and compensation of each named executive officer (except for the performance and compensation of the chief executive officer).  The chief executive officer’s recommendations based on these reviews, including with respect to salary adjustments, annual cash and stock-based performance incentive award amounts for each of the named executive officers (other than himself), are presented to the compensation committee.  The compensation committee can exercise its discretion in modifying any recommended adjustments or awards to executive officers.  In 2008, the compensation committee agreed to defer officer reviews after determining that no salary increases, cash bonuses or annual stock option grants would be awarded.

Setting Executive Compensation

Based on the foregoing compensation program objectives, the compensation committee has structured Cell Genesys’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve Cell Genesys’s business goals and reward the executives for achieving such goals.  For the fiscal year ended December 31, 2008, the compensation committee, in early 2008, engaged Radford Surveys & Consulting, or Radford, an outside human resources consulting firm, to conduct an annual review of its total compensation program for its chief executive officer and other executive officers.  Radford provided the compensation committee with relevant market data and alternatives to consider when making compensation decisions for the named executive officers and other executive officers.

In making compensation decisions, the Cell Genesys compensation committee compares each element of total compensation against a primary peer group of 15 specific companies within the biotechnology industry selected based on business scope, market capitalization, stage of development and location, which Cell Genesys refers to collectively as its “Compensation Peer Group.”  This group, which is periodically reviewed and updated by the compensation committee, consists of companies against which the compensation committee believes Cell Genesys competes for talent and for stockholder investment.

Compensation Peer Group:

Arena Pharmaceuticals, Inc.	Geron Corporation	Sangamo BioSciences, Inc.
BioMarin Pharmaceuticals Inc.	Kosan Biosciences Incorporated	Telik, Inc.
Cell Therapeutics, Inc.	Neurocrine BioSciences, Inc.	Theravance, Inc.
Dendreon Corporation	Onyx Pharmaceuticals, Inc.	Vical Incorporated
Exelixis Inc.	PDL BioPharma, Inc.	XOMA Ltd.

In addition to Cell Genesys’s Compensation Peer Group, Cell Genesys competes with many larger companies, universities and other research organizations both nationally and specifically in the San Francisco Bay area for top executive-level talent.  As such, the compensation committee generally sets total compensation targets for the named executive officers and other executive officers slightly above the market median for comparable positions in Cell Genesys’s Compensation Peer Group.  Variations may occur as dictated by the experience level of the individual, competition for expertise in key positions or other market factors.

Consistent with the philosophy described above, incentive compensation represents a significant percentage of each executive’s total compensation.  There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation.  Rather, the compensation committee reviews information provided by Radford to determine the appropriate level and mix of incentive compensation.  Incentive compensation is awarded based on company and/or individual performance (depending on the type of award) against established goals.  As used in this discussion, the term “total direct compensation” means the aggregate amount of the executive’s base salary, annual incentive bonus, and long-term equity incentive awards based on the grant-date fair value of such awards as determined under the accounting principles used in Cell Genesys’s financial reporting.

Elements of the Compensation Program

There were three major elements that comprised Cell Genesys’s compensation program in the fiscal year ended December 31, 2008:

•                  base salary;

•                  performance-based cash incentive plan; and

•                  stock-based incentive compensation.

Cell Genesys also provides its named executive officers with severance benefits if the executive’s employment terminates under certain circumstances. In general, Cell Genesys does not maintain programs providing perquisites and personal benefits to its executive officers.

Each of the major elements of compensation listed above is considered useful and necessary to meet one or more of the principal objectives of Cell Genesys’s compensation policy.  For instance, base salary is set with the goal of attracting executives and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform and skills and experience they bring to Cell Genesys, while Cell Genesys’s annual bonuses and equity incentives are geared toward providing an incentive and reward for the achievement of short-term and long-term business objectives and retaining key talent.  In setting compensation levels for a particular executive, the compensation committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the executive’s past and expected future contributions to Cell Genesys’s business.  Cell Genesys believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of Cell Genesys’s compensation program.  However, Cell Genesys strongly believes in engaging and retaining the best talent in critical functions, and this may entail negotiations with individual executives who have significant compensation packages with current or potential employers.  In order to enable Cell Genesys to hire and retain talented executives, the compensation committee may determine that it is in Cell Genesys’s best interests to negotiate packages that may deviate from Cell Genesys’s standard practices in setting the compensation for certain of its executive officers when such deviation is deemed appropriate in light of competitive or other market forces.

Base Salary:  Base salaries for Cell Genesys’s named executive officers and other executives are determined based on market data analysis of comparable positions in Cell Genesys’s Compensation Peer Group.  A competitive base salary is provided to each executive officer to recognize the skills and experience each individual brings to Cell Genesys and the performance contributions they make.  When determining the base salary for an executive, Cell Genesys references a target slightly above the median of the base salaries of similar positions in Cell Genesys’s Compensation Peer Group.  Other factors are also taken into account such as internal comparisons, individual skills and experience, length of time with Cell Genesys, performance contributions and competitiveness of the marketplace.  Salaries are reviewed on an annual basis, taking into account the factors described above, and are made in connection with annual performance reviews.  The amounts of such adjustments are calculated using merit increase guidelines based on the executive’s position within the relevant compensation range and the results of his or her performance review.  The recommended percentage increases are established annually and reflect the compensation committee’s assessment of appropriate salary adjustments based on competitive surveys and general economic conditions.

After considering the factors identified above, the compensation committee in early 2008 increased each of the named executive officers’ base salary for 2008 by between four and six percent.  Base salaries were not increased in 2009 as a result of ending further development of GVAX immunotherapy for prostate cancer and the implementation of a substantial restructuring plan for the business.

Base salaries paid to each of the named executive officers for the fiscal year ended December 31, 2008 are reflected in the column labeled as “Salary” of the Summary Compensation Table of Cell Genesys in this joint proxy statement/prospectus.

Performance-Based Cash Incentive Plan:  All employees, including the named executive officers, may earn an annual cash bonus, set as a percentage of base salary, based on the achievement of individual and corporate goals.  Corporate goals are established at the start of each year by the compensation committee in conjunction with the full board of directors.  These goals generally include progress made in Cell Genesys’s pre-clinical programs and clinical trials, achievement of manufacturing processes and production levels, strategic alliances, and financial management which includes financing activities and financial results, such as managing Cell Genesys’s annual operating expenses within budget.  Performance against the corporate goals is used to determine the amount of any cash bonus that is paid to Cell Genesys’s employees, including each of the named executive officers.  A minimum percentage of the goals must be met each year in order to fund the bonus program at a threshold level.  It is also possible to exceed the target funding of the plan by a certain amount if the goals are exceeded in predetermined ways.

For the fiscal year ended December 31, 2008, the compensation committee did not approve funding the overall corporate bonus pool for all of Cell Genesys’s employees as a result of ending further development of GVAX immunotherapy for prostate cancer and the implementation of a substantial restructuring plan for the business. Accordingly, no bonuses were paid for 2008 to any of the named executive officers.

Stock-Based Incentive Compensation:  Each of Cell Genesys’s named executive officers, Cell Genesys’s other executive officers, and all of Cell Genesys’s employees have received stock option grants under the 2005 Equity Incentive Plan.  Stock options enable Cell Genesys to provide long-term incentives to its employees, including the named executive officers, and to align their interests with those of the stockholders.  Stock option award levels are determined based on market data and vary among participants based on their positions within the company.  Stock options are generally granted at the time of hire, upon promotion and annually based on performance.  Annual option grants for employees are typically made at the compensation committee’s regularly scheduled February meeting.  Newly hired or promoted employees, other than executive officers, receive their award of stock options on the last business day of the month of their hire or promotion.  Options for newly hired executive officers are typically approved in advance by the compensation committee and granted on the first day of their employment.

Given the historical volatility of Cell Genesys’s stock’s trading price, Cell Genesys believes that it is important to grant equity incentive awards as close as possible to the start-date of newly hired employees.  Cell Genesys also believes that this policy of pre-determined timing of grants is important to help ensure that grants are not timed so as to benefit from the release of material non-public information.

Stock options have an exercise price equal to the NASDAQ Global Market closing price of Cell Genesys common stock on the date of grant, and thus an option holder is rewarded only by the appreciation in price of Cell Genesys common stock.  Stock options also promote retention as they generally have a four-year vesting period and expire 10 years after the date of grant.  Guidelines for the number of options granted to each eligible employee are determined by the compensation committee based on several factors, including a valuation analysis reflecting market-based compensation, historic actual option exercises relative to outstanding shares and option grants, the employee’s job level, and the performance of each participant.  The size of each resulting grant developed under this procedure is targeted to be at or slightly above the market median of similar positions in Cell Genesys’s Compensation Peer Group as a means of both providing an incentive for Cell Genesys’s favorable performance, as well as to reflect the risk attached to the future growth of the biotechnology industry.

In February 2008, the compensation committee relied upon the above-mentioned factors to approve stock option grants to each of Cell Genesys’s named executive officers.

Stock-based incentive awards granted to Cell Genesys’s named executive officers in the fiscal year ended December 31, 2008 are reflected in the Summary Compensation Table of Cell Genesys and the Grants of Plan-Based Awards Table of Cell Genesys included in this joint proxy statement/prospectus.

In February 2009, the compensation committee decided not to approve stock option grants to Cell Genesys’s named executive officers and other employees as a result of ending further development of GVAX immunotherapy for prostate cancer and the implementation of a substantial restructuring plan for the business.

Severance Benefits: Cell Genesys believes that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers.

Accordingly, Cell Genesys provides such protections for its named executive officers and other executive officers to promote stability and continuity of senior management.  The compensation committee evaluates the level of severance benefits to provide a named executive officer on a case-by-case basis, and in general, Cell Genesys considers these severance protections an important part of an executive’s compensation and consistent with competitive practices.

As described in more detail below, a named executive officer would be entitled to severance benefits in the event of an involuntary termination by Cell Genesys without cause of his or her employment.  The compensation committee has determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions with Cell Genesys and as part of their overall compensation package.  The severance benefits for these executives are generally determined as if they continued to remain employed by Cell Genesys for one year (or, in the case of Dr. Sherwin, two years) following their actual termination date.  Because Cell Genesys believes that a termination by the executive for good reason (or constructive termination) is conceptually the same as an actual termination by Cell Genesys without cause, Cell Genesys believes it is appropriate to provide severance benefits following such a constructive termination of the executive’s employment.

Cell Genesys believes that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of its executive officers.  This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level.  In order to encourage certain of Cell Genesys’s executive officers to remain employed with Cell Genesys during an important time when their prospects for continued employment following the transaction are often uncertain, Cell Genesys provides the named executive officers with enhanced severance benefits if there is an involuntary termination of their employment in connection with a change in control.  The severance benefits for these executives are generally determined as if they continued to remain employed by Cell Genesys for 18 months (or, in the case of Dr. Sherwin, 30 months) following their actual termination date.  As noted above, because Cell Genesys believes that a termination by the executive for good reason is conceptually the same as a termination by Cell Genesys without cause, and because Cell Genesys believes that in the context of a change in control, potential acquirers would otherwise have an incentive to constructively terminate the executive’s employment to avoid paying severance, Cell Genesys believes it is appropriate to provide severance benefits in these circumstances.

As part of his change in control severance benefits, Dr. Sherwin also would be reimbursed for the full amount of any 280G excise taxes imposed on his severance payments and any other payments under Section 4999 of the Code.  Cell Genesys provides Dr. Sherwin with a “gross-up” for any 280G excise taxes that may be imposed because Cell Genesys determined the appropriate level of change in control severance protections without factoring in the adverse tax effects on the executive that may result from these 280G excise taxes.  The 280G excise tax gross-up is intended to make the executive whole for any adverse tax consequences he may become subject to under the tax law and to preserve the level of change in control severance protections that Cell Genesys has determined to be appropriate.  Cell Genesys believes this protection is a reasonable part of the compensation package for Dr. Sherwin and generally consistent with industry practice.

As noted above under “Interests of Cell Genesys’s Directors and Officers in the Merger,” if any amounts Dr. Sherwin is entitled to receive as a result of the merger would be subject to 280G excise taxes, he has agreed to waive his rights to receive certain payments to the extent necessary to eliminate such 280G excise taxes.

Accounting and Tax Considerations — Deductibility of Executive Compensation

Section 162(m) of the Code places a limit of $1.0 million per executive officer on the amount of compensation that Cell Genesys may deduct for federal income tax purposes in any one year for certain executive officers.  Cell Genesys’s intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to its executive officers, and it believes that a substantial portion of its current executive compensation program (including the stock options granted to its named executive officers as described above) satisfies the requirements for exemption from the $1.0 million deduction limitation.  However, Cell Genesys reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible.  The compensation committee will continue to monitor the tax and other consequences of Cell Genesys’s executive compensation program as part of its primary objective of ensuring that compensation paid to Cell Genesys executive officers is reasonable, performance-based and consistent with the goals of the company and its stockholders.

Executive Compensation

Summary of Compensation of Cell Genesys Executive Officers

The following table provides information about compensation earned during the fiscal years ended December 31, 2008, 2007 and 2006 by Cell Genesys’s named executive officers.

Summary Compensation Table of Cell Genesys
For The Fiscal Years Ended December 31, 2008, 2007 and 2006

Name & Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(3)	Total
Stephen A. Sherwin, M.D.	2008	$602,500	$—	$101,646	$313,075	$—	$6,415	$1,023,646
CEO and Chairman of the Board	2007	577,500	—	73,844	345,183	300,000	5,516	1,302,043
	2006	555,000	—	—	350,631	237,500	5,322	1,148,453

Sharon Tetlow	2008	345,000	—	50,828	194,540	—	3,743	594,111
SVP and CFO	2007	325,000	—	36,922	156,198	135,000	3,810	656,930
	2006	287,000	—	—	129,723	100,000	3,810	520,533

Robert J. Dow, MBChB	2008	445,000	—	50,828	193,636	—	621,302	1,310,766
SVP, Chief Medical Officer(4)	2007	425,000	—	36,922	144,419	157,500	129,924	893,795
	2006	330,000	43,257	—	117,806	112,500	100,474	704,037

Carol C. Grundfest	2008	298,500	—	50,828	111,327	—	4,139	464,794
SVP, Regulatory Affairs and Portfolio Management(5)	2007	285,000	—	36,922	227,846	105,500	4,242	659,510
	2006	272,500	—	—	267,209	85,000	4,242	628,951

Christine B. McKinley	2008	261,000	—	50,828	119,920	—	5,129	436,877
SVP, Human Resources(6)	2007	250,000	—	36,922	147,719	86,500	4,238	524,839
	2006	240,000	—	—	189,253	75,000	4,177	508,430

Robert H. Tidwell	2008	339,000	—	50,828	128,357	—	6,267	524,452
SVP, Corporate Development	2007	325,000	—	36,922	187,773	112,5000	6,564	668,259
	2006	313,500	—	—	292,415	80,000	6,564	602,479

Peter K. Working, Ph.D.	2008	303,323	—	50,828	137,216	—	438,832	930,199
SVP, Research and Development(7)	2007	318,500	—	36,922	167,382	110,000	5,322	638,126
	2006	306,500	—	—	181,181	85,000	5,322	578,003

(1)                                  As described in the “Compensation Discussion and Analysis” above, Cell Genesys did not award any cash incentive bonus to its named executive officers for 2008.

(2)                                  Amounts shown reflect the value determined by Cell Genesys for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards.  The amounts shown reflect the compensation costs recognized for stock option awards in fiscal 2008, 2007 and 2006 for financial statement reporting purposes as determined pursuant to provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments”, or FAS 123R, disregarding any estimate of forfeitures related to service-based vesting conditions. Dr. Dow and Dr. Working forfeited 53,579 and 53,578 option awards, respectively, due to their termination in October 2008.  No other stock awards or option awards granted to named executive officers were forfeited during

2008.  The assumptions used in the calculation of values of option awards are provided in Note 1 to the “2008 Director Compensation Table” above.

(3)                                  The amount shown reflects for each named executive officer a $3,000 matching contribution under Cell Genesys’s 401(k) plan and the value attributable to life insurance benefits provided by Cell Genesys which amounted to $3,415 for Dr. Sherwin, $743 for Ms. Tetlow, $1,139 for Ms. Grundfest, $3,267 for Mr. Tidwell and $2,129 for Ms. McKinley in the fiscal year ended December 31, 2008.

(4)                                  Dr. Dow’s employment was terminated on October 30, 2008. During his employment, Cell Genesys compensated Dr. Dow in British pounds, his home currency, and converted his U.S. dollar salary and cash bonus into British pounds at an agreed fixed rate to eliminate his exposure to fluctuations in the exchange rate between the U.S. dollar and British Pound.  The amount reported under “All Other Compensation” for Dr. Dow for 2008 reflects a $584,638 severance payment, $8,896 related to tax indemnification, $23,434 related to the U.S. dollar weakening against the British pound, and the value attributable to life insurance benefits provided by Cell Genesys which amounted to $4,334.

(5)                                  Ms. Grundfest’s employment was terminated on March 15, 2009.

(6)                                  Ms. McKinley’s employment was terminated on February 28, 2009.  Ms. McKinley was not a named executive officer for 2006 or 2007.

(7)                                  Dr. Working’s employment was terminated on October 30, 2008.  The amount shown under “All Other Compensation” for 2008 reflects a $432,250 severance payment, a $3,000 matching contribution under Cell Genesys’s 401(k) plan, $612 for consulting, and the value attributable to life insurance benefits provided by Cell Genesys which amounted to $2,970.  Dr. Working was not a named executive officer of Cell Genesys for 2006 or 2007.

Compensation of Named Executive Officers of Cell Genesys

The Summary Compensation Table of Cell Genesys above quantifies the value of the different forms of compensation earned by or awarded to Cell Genesys’s named executive officers for the fiscal years ended December 31, 2008, 2007 and 2006.  The primary elements of each named executive officer’s total compensation reported in the table are base salary, an annual bonus, and long-term equity incentives consisting of stock options and restricted stock unit awards.  Named executive officers also earned the other benefits listed under “All Other Compensation” in the Summary Compensation Table of Cell Genesys, as further described in the footnotes to the table.

The Summary Compensation Table of Cell Genesys should be read in conjunction with the tables and narrative descriptions that follow.  The Grants of Plan-Based Awards of Cell Genesys table and the accompanying description of the material terms of the stock options and restricted stock unit awards granted during the fiscal year ended December 31, 2008 provide information regarding the long-term equity incentives awarded to Cell Genesys’s named executive officers.  The Outstanding Equity Awards at Fiscal Year End and Option Exercises and Stock Vested tables provide further information on the named executive officers’ potential realizable value and actual value realized with respect to their equity awards.

Description of Indemnification Agreements

Cell Genesys has entered into indemnification agreements with each of its executive officers, including the named executive officers.  Among other things, these agreements provide that an executive will be reimbursed by Cell Genesys for additional income and employment taxes the executive may pay as a result of working for Cell Genesys in more than one country in the same tax year.

Grants of Plan-Based Awards of Cell Genesys

The following table provides information about grants of plan-based awards during the fiscal year ended December 31, 2008 to Cell Genesys’s named executive officers.

Grants of Plan-Based Awards of Cell Genesys

For The Fiscal Year Ended December 31, 2008

					All Other Stock	All Other Option Awards:
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Awards: Number of Shares of	Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair
Name & Principal Position	Grant Date	Thresh- hold	Target	Maximum	Stock or Units(#)	Options (#)	Awards ($/Share)	Value (2)
Stephen A. Sherwin, M.D.	2/6/2008	$			—	375,000	$1.84	$360,300
CEO and Chairman of the Board	N/A	—	$271,125	$373,550	—	—	—	—

Sharon Tetlow	2/6/2008				—	100,000	1.84	96,080
SVP and CFO	N/A	—	103,500	144,900	—	—	—	—

Robert J. Dow, MBChB(3)	2/6/2008				—	65,000	1.84	62,452
SVP, Medical Affairs and Chief Medical Officer	N/A	—	—	—	—	—	—	—

Carol C. Grundfest	2/6/2008				—	65,000	1.84	62,452
SVP, Regulatory Affairs and Portfolio Management(4)	N/A	—	89,550	125,370	—	—	—	—

Christine B. McKinley	2/6/2008				—	65,000	1.84	62,452
SVP, Human Resources(5)	N/A	—	78,300	109,620	—	—	—	—

Robert H. Tidwell	2/6/2008				—	65,000	1.84	62,452
SVP, Corporate Development	N/A	—	101,700	142,380	—	—	—	—

Peter K. Working, Ph.D.	2/6/2008				—	65,000	1.84	62,452
SVP, Research and Development(6)	N/A	—	—	—	—	—	—	—

(1)                                  No cash incentive bonus was awarded to any of Cell Genesys’s named executive officers for 2008.

(2)                                  The value of the awards is determined using the fair value recognition provisions of FAS 123(R) and the assumptions referred to in footnote (2) of the Summary Compensation Table of Cell Genesys above.

(3)                                  Dr. Dow’s employment was terminated on October 30, 2008.

(4)                                  Ms. Grundfest’s employment was terminated on March 15, 2009.

(5)                                  Ms. McKinley’s employment was terminated on February 28, 2009.

(6)                                  Dr. Working’s employment was terminated on October 30, 2008.

Description of Plan-Based Awards

The material terms of each of the “Non-Equity Incentive Plan Awards” reported in the Grants of Plan-Based Awards Table of Cell Genesys are described in the “Compensation Discussion and Analysis of Cell Genesys” above.

Each of the equity-based awards reported in the Grants of Plan-Based Awards Table was granted under, and is subject to, the terms of the 2005 Plan. The 2005 Plan is administered by the compensation committee, which has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, the compensation committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions provided in the plan document, are not made for value. Under the terms of the 2005 Plan, if there is a change in control of Cell Genesys, each named executive officer’s outstanding awards granted under the plan will generally become fully vested and, in the case of options, exercisable, unless the compensation committee provides for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled, subject to any provision made by the compensation committee for the options to be assumed or to otherwise continue following the transaction.

Options

Each option reported in the table above was granted with a per-share exercise price equal to the closing price of a share of Cell Genesys common stock on the applicable grant date and is scheduled to vest in monthly installments over the four-year period following the grant date, provided that the executive continues to be employed with Cell Genesys through the vesting date. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to Cell Genesys’s named executive officers in the fiscal year ended December 31, 2008 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer’s employment. Subject to any accelerated vesting that may apply in the circumstances, the unvested portion of the option will immediately terminate upon a termination of the named executive officer’s employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of employment. This period is extended to twelve months if the termination is a result of the named executive officer’s death or disability. The options granted to named executive officers during the fiscal year ended December 31, 2008 do not include any dividend rights.

Restricted Stock Units

There were no restricted stock units granted to Cell Genesys’s named executive officers for the fiscal year ended December 31, 2008.

Outstanding Equity Awards

The following table provides information about equity awards held by Cell Genesys’s named executive officers that were outstanding as of December 31, 2008.

Outstanding Equity Awards of Cell Genesys as of December 31, 2008

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested
Stephen A. Sherwin	93,750	(1)	281,250	(1)	—	$1.84	2/6/2018	—	$—
CEO and Chairman of the Board	47,917	(2)	52,083	(2)	—	3.07	2/7/2017	—	—
	42,500	(3)	17,500	(3)	—	6.07	2/7/2016	—	—
	110,156	(4)	2,344	(4)	—	6.73	2/3/2015	—	—
	60,000		—		—	14.04	2/2/2014	—	—
	60,000		—		—	9.14	2/4/2013	—	—
	100,000		—		—	15.42	2/7/2012	—	—
	80,000		—		—	19.63	2/6/2011	—	—
	70,000		—		—	9.50	12/9/2009	—	—
	100,000		—		—	5.88	2/2/2009	—	—

Sharon E. Tetlow	25,000	(1)	75,000	(1)	—	1.84	2/6/2018	—	—
SVP and Chief Financial Officer	23,959	(2)	26,041	(2)	—	3.07	2/7/2017	—	—
	21,502	(3)	8,750	(3)	—	6.07	2/7/2016	—	—
	131,250	(5)	18,750	(5)	—	5.80	6/1/2015	—	—

Robert J. Dow, MBChB	29,545	(6)	—		—	1.84	1/30/2009	—	—
SVP, Medical Affairs and Chief Medical Officer	34,376	(6)	—		—	3.07	1/30/2009	—	—
	27,500	(6)	—		—	6.07	1/30/2009	—	—
	150,000	(6)	—		—	4.66	1/30/2009	—	—

Carol C. Grundfest(7)	16,250	(1)	48,750	(1)	—	1.84	2/6/2018	—	—
SVP, Regulatory Affairs and Portfolio Management	23,959	(2)	26,041	(2)	—	3.07	2/7/2017	—	—
	44,271	(3)	18,229	(3)	—	6.07	2/7/2016	—	—
	41,615	(4)	885	(4)	—	6.73	2/3/2015	—	—
	11,250		—		—	14.04	2/2/2014	—	—
	100,000		—		—	10.76	7/23/2013	—	—

Christine B. McKinley(8)	16,250	(1)	48,750	(1)	—	1.84	2/6/2018	—	—
SVP, Human Resources	23,959	(2)	26,041	(2)	—	3.07	2/7/2017	—	—
	49,583	(3)	20,417	(3)	—	6.07	2/7/2016	—	—
	41,615	(4)	885	(4)	—	6.73	2/3/2015	—	—
	22,500		—		—	14.04	2/2/2014	—	—
	22,500		—		—	9.14	2/4/2013	—	—
	22,500		—		—	15.42	2/7/2012	—	—
	30,000		—		—	19.63	2/6/2011	—	—
	25,000		—		—	9.50	12/9/2009	—	—
	25,000		—		—	5.88	2/2/2009	—	—

Robert H. Tidwell	16,250	(1)	48,750	(1)	—	1.84	2/6/2018	—	—
SVP, Corporate Development	23,959	(2)	26,041	(2)	—	3.07	2/7/2017	—	—
	21,250	(3)	8,750	(3)	—	6.07	2/7/2016	—	—
	53,855	(4)	1,145	(4)	—	6.73	2/3/2015	—	—
	40,000		—		—	14.04	2/2/2014	—	—
	30,000		—		—	9.14	2/4/2013	—	—
	50,000		—		—	11.95	7/24/2012	—	—
	22,500		—		—	15.42	2/7/2012	—	—
	10,000		—		—	19.63	2/6/2011	—	—
	100,000		—		—	30.81	8/31/2010	—	—

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested

Peter K. Working	29,546	(9)	—	—	1.84	1/30/2009	—	—
SVP, Research and Development	34,376	(9)	—	—	3.07	1/30/2009	—	—
	27,500	(9)	—	—	6.07	1/30/2009	—	—
	55,000	(9)	—	—	6.73	1/30/2009	—	—
	30,000	(9)	—	—	14.04	1/30/2009	—	—
	30,000	(9)	—	—	9.14	1/30/2009	—	—
	50,000	(9)	—	—	11.95	1/30/2009	—	—
	10,000	(9)	—	—	15.42	1/30/2009	—	—
	100,000	(9)	—	—	19.05	1/30/2009	—	—

(1)                                  Options granted on February 6, 2008. Vesting occurs over a period of four years in a series of forty-eight (48) successive, equal monthly installments beginning on the grant date.

(2)                                  Options granted on February 7, 2007. Vesting occurs over a period of four years in a series of forty-eight (48) successive, equal monthly installments beginning on the grant date.

(3)                                  Options granted on February 7, 2006. Vesting occurs over a period of four years in a series of forty-eight (48) successive, equal monthly installments beginning on the grant date.

(4)                                  Options granted on February 3, 2005. Vesting occurs over a period of four years in a series of forty-eight (48) successive, equal monthly installments beginning on the grant date.

(5)                                  Options granted on June 1, 2005. Twenty-five percent (25%) of the option vested on June 1, 2006 and the remainder vests upon the optionee’s completion of each additional month of service in a series of thirty-six (36) successive equal monthly installments.

(6)                                  Dr. Dow’s employment was terminated on October 30, 2008. This table reflects vested options which were outstanding on December 31, 2008 and terminated on January 30, 2009.

(7)                                  Ms. Grundfest’s employment was terminated on March 15, 2009.

(8)                                  Ms. McKinley’s employment was terminated on February 28, 2009.

(9)                                  Dr. Working’s employment was terminated on October 30, 2008. This table reflects vested options which were outstanding on December 31, 2008 and terminated on January 30, 2009

Option Exercises and Stock Vested

The following table provides information about the exercise of stock options by Cell Genesys’s named executive officers during the fiscal year ended December 31, 2008 and the vesting during the fiscal year ended December 31, 2008 of other stock awards previously granted to the named executive officers.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name & Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)(1)
Stephen A. Sherwin, M.D. —CEO and Chairman of the Board	—	$—	50,000	$153,500
Sharon E. Tetlow—SVP and Chief Financial Officer	—	—	25,000	76,750
Robert J. Dow, MBChB—SVP, Medical Affairs and Chief Medical Officer	—	—	25,000	76,750
Carol C. Grundfest—SVP, Regulatory Affairs and Portfolio Management	—	—	25,000	76,750
Christine B. McKinley—SVP, Human Resources	—	—	25,000	76,750
Robert H. Tidwell—SVP, Corporate Development	—	—	25,000	76,750
Peter K. Working—SVP, Research and Development	—	—	25,000	76,750

(1)                                  The dollar amounts shown in this column are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of Cell Genesys common stock on the vesting date.

Potential Payments upon Termination or Change in Control of Cell Genesys

In October 2007, Cell Genesys entered into Change of Control Severance Agreements with certain key employees, including each of the named executive officers. As described below, these agreements provide for severance benefits that may become payable to these executives in connection with a termination of their employment with Cell Genesys and/or a change in control of Cell Genesys. In each case, payment of the severance and other benefits described below is contingent on the executive’s execution of a release of claims in favor of Cell Genesys on termination of employment. As noted above, outstanding equity-based awards held by Cell Genesys’s named executive officers may be subject to accelerated vesting in connection with a change in control of Cell Genesys under the terms of Cell Genesys’s 2005 Plan.

Payments Made Upon Involuntary Termination. Pursuant to each named executive officer’s Change of Control Severance Agreement, if the executive’s employment with Cell Genesys terminates as a result of an involuntary termination (as such term is defined in the agreement), the executive will be entitled to a lump sum severance payment equal to 12 months (or, in the case of Dr. Sherwin, 24 months) of the Employee’s Annual Compensation defined as an amount equal to the sum of the employee’s (i) annual base salary at the highest rate in effect during the preceding 12 months, plus (ii) 100 percent of the executive’s annual target bonus in effect for the year in which the termination occurs, as measured on the date of involuntary termination. The executive and his or her family members also will be entitled to continued coverage under Cell Genesys’s health plans for one year (or, in the case of Dr. Sherwin, two years) following the date of termination (subject to earlier termination if the executive becomes eligible to be covered under another employer’s health plan). In addition, the portion of the executive’s outstanding and unvested stock options, restricted stock and restricted stock unit awards that were scheduled to vest within the 12-month period (or, in the case of Dr. Sherwin, the 24-month period) following the termination will become fully vested.

Payments Made Upon Involuntary Termination in Connection with Change in Control. In the event of an involuntary termination of the named executive officer’s employment within 60 days before or two years following a change in control of Cell Genesys (as defined in the Change of Control Severance Agreement), the executive will be entitled to the severance benefits described above except that the payment will be equal to 18 months (or, in the case of Dr. Sherwin, 30 months) and the continued coverage under Cell Genesys’s health plans will generally continue for 18 months (or, in the case of Dr. Sherwin, 30 months) following the termination. In addition, the executive’s outstanding and unvested stock options, restricted stock and restricted stock unit awards will become fully vested and, in the case of options, will remain exercisable for ten years after the original grant date (or, if shorter, the maximum term of the option and subject to earlier termination on a change in control of us). In the case of Dr. Sherwin, if his benefits in connection with a change in control are subject to the 280G excise tax, Cell Genesys will make an additional payment to him so that the net amount of such payment (after taxes) he receives is sufficient to pay the 280G excise tax due (a “gross-up payment”).

As noted above under “Interests of Cell Genesys’s Directors and Officers in the Merger,” if any amounts Dr. Sherwin is entitled to receive as a result of the merger would be subject to 280G excise taxes, he has agreed to waive his rights to receive certain payments to the extent necessary to eliminate such 280G excise taxes.

Estimated Severance and Change in Control Benefits

The following charts present Cell Genesys’s estimate of the amount of the benefits to which each of the named executive officers would have been entitled had the executive’s employment terminated under the circumstances described above on December 31, 2008:

Involuntary Termination Other Than in Connection with Change in Control

Name	Cash Severance	Continuation of Health Benefits	Equity Acceleration(1)
Stephen A. Sherwin	$1,747,250	$29,459	$—
Sharon E. Tetlow	448,500	13,012	—
Carol C. Grundfest	338,050	—	—
Christine B. McKinley	339,300	13,012	—
Robert H. Tidwell	440,700	14,730	—

Involuntary Termination in Connection with Change in Control

Name	Cash Severance	Continuation of Health Benefits	Equity Acceleration(1)
Stephen A. Sherwin	$2,184,063	$36,824	$—
Sharon E. Tetlow	672,750	19,519	—
Carol C. Grundfest(2)	582,075	—	—
Christine B. McKinley(3)	508,950	19,519	—
Robert H. Tidwell	661,050	22,094	—

(1)                               These columns report the intrinsic value of the unvested portions of each executive’s awards that would accelerate in the circumstances. For options, this value is calculated by multiplying the amount (if any) by which the closing price of Cell Genesys common stock on the last trading day of the fiscal year exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. On December 31, 2008, each of the outstanding options held by Cell Genesys’s named executive officers had an exercise price that was greater than the closing price of Cell Genesys common stock on that date.

(2)                                  Ms. Grundfest’s employment was terminated on March 15, 2009.

(3)                                  Ms. McKinley’s employment was terminated on February 28, 2009.

Termination Payments

As noted above, Dr. Dow and Dr. Working each terminated employment in October 2008. Each executive received severance benefits under his Change of Control Severance Agreement with Cell Genesys. Dr. Dow received a cash severance payment of $584,638, which included a lump sum for 12 months of health coverage, and accelerated vesting of his outstanding equity awards as described above. Dr. Working received a cash severance payment of $432,250 as well as continued health coverage (at an estimated cost to Cell Genesys of $1,227 per month) and accelerated vesting of his outstanding equity awards as described above. Each executive signed a release of claims in favor of Cell Genesys upon termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions of BioSante

Please see “Compensation of BioSante’s Directors and Executive Officers—Executive Compensation” for information regarding the compensation of BioSante’s directors and executive officers and for information regarding employment, indemnification and other agreements BioSante has entered into with its directors and executive officers.

The BioSante board of directors has delegated to the Audit and Finance Committee, pursuant to the terms of a written policy, the authority to review, approve and ratify related party transactions.  If it is not feasible for the Audit and Finance Committee to take an action with respect to a proposed related party transaction, the BioSante board of directors or another committee of the BioSante board of directors, may approve or ratify it.  No member of the BioSante board of directors or any committee may participate in any review, consideration or approval of any related party transaction with respect to which such member or any of his or her immediate family members is the related party.

BioSante’s policy defines a “related party transaction” as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which BioSante (including any of its subsidiaries) was, is or will be a participant and in which any related party had, has or will have a direct or indirect interest.

Prior to entering into or amending any related party transaction, the party involved must provide notice to BioSante’s finance department of the facts and circumstances of the proposed transaction, including:

•                  the related party’s relationship to BioSante and his or her interest in the transaction;

•                  the material facts of the proposed related party transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved;

•                  the purpose and benefits of the proposed related party transaction with respect to BioSante;

•                  if applicable, the availability of other sources of comparable products or services; and

•                  an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If BioSante’s finance department determines the proposed transaction is a related party transaction and the amount involved will or may be expected to exceed $10,000 in any calendar year, the proposed transaction will be submitted to the Audit and Finance Committee for its prior review and approval or ratification.  In determining whether to approve or ratify a proposed related party transaction, the Audit and Finance Committee will consider, among other things, the following:

•                  the purpose of the transaction;

•                  the benefits of the transaction to BioSante;

•                  the impact on a director’s independence in the event the related party is a non-employee director, an immediate family member of a non-employee director or an entity in which a non-employee director is a partner, shareholder or executive officer;

•                  the availability of other sources for comparable products or services;

•                  the terms of the transaction; and

•                  the terms available to unrelated third parties or to employees generally.

Related party transactions that involve $10,000 or less must be disclosed to the Audit and Finance Committee but are not required to be approved or ratified by the Audit and Finance Committee.

BioSante also produces quarterly reports to the Audit and Finance Committee of any amounts paid or payable to, or received or receivable from, any related party.  These reports allow BioSante to identify any related party transactions that were not previously approved or ratified.  In that event, the transaction will be promptly submitted to the Audit and Finance Committee for consideration of all the relevant facts and circumstances, including those considered when a transaction is submitted for pre-approval.  Under BioSante’s policy, certain related party transactions as defined under the policy, such as certain transactions not requiring disclosure under the rules of the SEC, will be deemed to be pre-approved by the Audit and Finance Committee and will not be subject to these procedures.

Certain Relationships and Related Transactions of Cell Genesys

Please see “Compensation of Cell Genesys’s Directors and Officers” for information regarding the compensation of Cell Genesys’s directors and executive officers and for information regarding employment, indemnification and other agreements Cell Genesys has entered into with its directors and executive officers.

Cell Genesys’s audit committee charter requires that members of the audit committee, all of whom are independent directors, review and approve or ratify all related party transactions for which such approval is required under applicable law, including SEC and NASDAQ rules.  Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which Cell Genesys is a participant and in which any of the following persons has or will have a direct or indirect interest:

•                  Cell Genesys’s executive officer, director or director nominee;

•                  any person who is known to be the beneficial owner of more than 5 percent of Cell Genesys common stock;

•                  any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of a Cell Genesys executive officer, director or director nominee or beneficial owner of more than 5 percent of Cell Genesys common stock; or

•                  any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5 percent or greater beneficial ownership interest.

On April 25, 2007, the Cell Genesys board of directors approved Cell Genesys’s Related Party Transaction Policies and Procedures, which outlines procedures for approving any material transaction in which Cell Genesys and a related party are participants, including any transaction with a related party in which the aggregate amount involved is expected to exceed $120,000.  The Related Party Transaction Policies and Procedures provides that the audit committee shall review the material facts of the transaction and either approve or ratify, or disapprove, the transaction, subject to certain exceptions described below.  In determining whether to approve or ratify a related party transaction, the audit committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.  Certain transactions are deemed to be pre-approved by the audit committee under the terms of the Related Party Transaction Policies and Procedures, including:

•                  any arrangement relating to executive officer or director compensation (so long as it will be described in Cell Genesys’s proxy statement);

•                  any transaction with another company at which a related party’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10 percent of that company’s shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or 2 percent of that company’s total annual revenues;

•                  any charitable contribution by Cell Genesys to a charitable organization or university at which a related party’s only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $1,000,000, or 2 percent of the charitable organization’s total annual receipts;

•                  any transaction where the related person’s interest arises solely from the ownership of Cell Genesys common stock and all holders of common stock received the same benefit on a pro rata basis (e.g. dividends);

•                  any transaction involving a related party where the rates or charges involved are determined by competitive bids;

•                  any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

•                  any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

In addition, the Cell Genesys board of directors has delegated to the chair of the audit committee the authority to pre-approve or ratify, as applicable, any transaction with a related party in which the aggregate amount involved is expected to be less than $1.0 million.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL INFORMATION

Introduction to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

On June 29, 2009, BioSante and Cell Genesys entered into a merger agreement.  The merger agreement provides that upon the terms and subject to the conditions set forth in the merger agreement, Cell Genesys will merge with and into BioSante, with BioSante as the surviving corporation.

As a result of the merger, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.  For a more detailed discussion of the exchange ratio, see “The Merger Agreement—Merger Consideration and Adjustment” for additional information.

The unaudited pro forma condensed combined consolidated balance sheet set forth below has been presented as if the merger occurred on June 30, 2009, and includes adjustments to give effect to pro forma events that are directly attributable to the merger and factually supportable.

The unaudited pro forma condensed combined consolidated balance sheet combines the historical balance sheet of BioSante and the historical consolidated balance sheet of Cell Genesys, giving effect to the merger based on the initial estimates of the fair values of the individual assets and liabilities acquired.

Summary Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data

The unaudited pro forma condensed combined consolidated balance sheet set forth below gives effect to the proposed merger of BioSante and Cell Genesys.  The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by BioSante as of the completion of the merger based on their estimated fair values.  As Cell Genesys has ceased substantially all of its operations, the acquisition is not considered by BioSante to be a business combination, and the allocation of the purchase price will not result in the recognition by BioSante of any goodwill.  The total estimated purchase price (based on application of an assumed exchange ratio of 0.1615 to pro forma shares outstanding as of June 30, 2009) calculated as described in Note 2 to the unaudited pro forma condensed combined consolidated balance sheet, has been allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the transaction, on the basis of initial estimates of their fair values.  A final determination of these fair values, which cannot be made prior to the completion of the merger, will be based on the actual value of consideration paid, and valuations of the remaining net assets of Cell Genesys that exist as of the date of completion of the merger, which may differ from those portrayed in the unaudited pro forma condensed combined consolidated balance sheet.  No unaudited pro forma condensed combined consolidated statement of operations has been presented, as substantially all of the operations of Cell Genesys have ceased prior to entering into the merger agreement, and the combined pro forma operating performance of both BioSante and Cell Genesys is not considered meaningful for purposes of illustrating the impact of the acquired net assets of Cell Genesys or the future operations of the combined company.

The valuation of assets acquired and liabilities assumed has not progressed to its final stages as of the date of this joint proxy statement/prospectus. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in the unaudited pro forma condensed combined consolidated balance sheet as a result of:

•                  net cash of Cell Genesys as calculated 10 calendar days preceding the anticipated closing date of the merger;

•                  the timing of completion of the merger and the subsequent independent valuation of the assets acquired;

•                  other changes in Cell Genesys’s assets and liabilities that may occur prior to completion of the merger, which could cause material differences in the information presented below,

•                  a change in the trading price of BioSante common stock by the closing of the merger, and

•                  finalization of the purchase price allocation to assets acquired and liabilities assumed by BioSante.

The unaudited pro forma condensed combined consolidated balance sheet is based on the estimates and assumptions set forth in the accompanying notes to such statement.  The unaudited pro forma condensed combined consolidated balance sheet is prepared for illustrative purposes only and is not necessarily indicative of the financial position of BioSante that would have resulted had the merger been consummated as of June 30, 2009.

The unaudited pro forma condensed combined consolidated balance sheet should be read in conjunction with the historical financial statements of BioSante and the historical consolidated financial statements of Cell Genesys included elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Combined Consolidated Balance Sheet

	As of June 30, 2009
	BioSante Historical	Cell Genesys Historical	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,986	$27,847	$(277	)(C)	$33,556
Short-term investments	—	5,008	—		5,008
Short-term restricted cash	—	2,700	—		2,700
Accounts receivable	117	—	—		117
Prepaid expenses	837	810	—		1,647
Deferred acquisition costs	793	—	(793	)(E)	—
	7,733	36,365	(1,070)		43,028

PROPERTY AND EQUIPMENT, NET	753	208	—		961

OTHER ASSETS
In-process research and development			5,000	(G)	—
			(5,000	)(G)
Ceregene investment			1,000	(F)	1,000
Investment in MATC	140	—	—		140
Unamortized debt issuance costs and other assets	—	15	(15	)(H)	—
Deposits	903	—	—		903
	$9,529	$36,588	$(85)		$46,032

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,550	$457	$2,533	(A)	$7,186
			1,646	(E)
Due to licensor - Antares	16	—	—		16
Accrued restructuring	—	938	4,341	(B)	5,279
Accrued compensation	285	288	—		573
Other accrued expenses	865	1,367	—		2,232
Warrant liability	—	277	(277	)(C)	—
Current portion of interest due on convertible senior note due 2013	—	662	(662	)(I)	—
	3,716	3,989	7,581		15,286

OTHER LIABILITIES
Convertible senior notes due 2013 and 2011 principal portion	—	22,017	—		22,017
Non-current portion of interest due on convertible senior notes due 2013	—	1,840	(1,840	)(I)	—
	3,716	27,846	5,741		37,303

STOCKHOLDERS’ EQUITY
Capital stock
Common stock	3	110	(110	)(D)	5
			2	(E)	—
Additional paid in capital	86,388	559,683	(559,683	)(D)	123,778
			37,390	(E)	—
Accumulated other comprehensive loss	—	(411)	411	(D)	—
	86,391	559,382	(521,990)		123,783

Accumulated deficit	(80,578)	(550,640)	550,640	(D)	(115,054)
			(5,000	)(G)	—
			(29,476	)(J)	—
	5,813	8,742	(5,826)		8,729
	$9,529	$36,588	$(85)		$46,032

See accompanying notes to the financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL INFORMATION

1.                                      Basis of Presentation

On June 29, 2009, BioSante and Cell Genesys entered into a merger agreement.  The merger agreement provides that upon the terms and subject to the conditions set forth in the merger agreement, Cell Genesys will merge with and into BioSante, with BioSante as the surviving corporation.

As a result of the merger, each share of Cell Genesys common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of BioSante common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, BioSante will issue an aggregate of approximately 17.8 million shares of BioSante common stock to holders of Cell Genesys common stock and current BioSante stockholders will own approximately 65.0 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 35.0 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of BioSante and Cell Genesys common stock remains unchanged until immediately prior to the effective time of the merger.  For a more detailed discussion of the exchange ratio, see “The Merger Agreement—Merger Consideration and Adjustment” for additional information.  The merger is subject to customary closing conditions, including approval by BioSante and Cell Genesys stockholders.

Because BioSante stockholders are expected to own approximately 65.0 percent of the voting stock of the combined company after the transaction, BioSante will control the combined company and is deemed to be the acquiring company for accounting purposes.  As Cell Genesys has ceased substantially all of its operations, the acquisition is considered to be an acquisition of assets under U.S. GAAP and not a business combination, and the allocation of the preliminary purchase price will not result in goodwill.  Accordingly, the assets and liabilities of Cell Genesys will be recorded as of the merger closing date at their estimated fair values.

2.                                      Purchase Price

As of August 17, 2009, Cell Genesys had 110,250,787 shares of common stock outstanding.  The exchange ratio was set to 0.1615 shares of BioSante common stock for each share of Cell Genesys common stock, which was determined by the closing price on June 29, 2009 of $2.15 per share for BioSante and a 12 percent premium to the $0.31 per share closing price for Cell Genesys.  The exchange ratio is subject to adjustment based on a formula that takes into account Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger transaction.  For a more detailed discussion of the exchange ratio, see “The Merger Agreement—Merger Consideration and Adjustment” for additional information.

In accordance with FAS 141(R), Business Combinations, BioSante will base the value of consideration to acquire the assets and liabilities of Cell Genesys upon the price of BioSante common stock as of the date of the acquisition, plus the value of replacement warrants and options to be issued by BioSante, and the actual amount of direct costs of the merger.  The unaudited pro forma condensed combined consolidated balance sheet is prepared based on the closing price of BioSante common stock as of August 17, 2009 of $2.10, resulting in a current value of share consideration of $39.8 million.  In connection with the merger, BioSante is required to issue replacement warrants and options to convert outstanding warrants to purchase an aggregate of 2,162,162 shares of Cell Genesys common stock, outstanding options to purchase an aggregate of 1,282,500 shares of Cell Genesys common stock and an aggregate of 30,698,839 shares of Cell Genesys common stock reserved for future issuance pursuant to Cell Genesys’s outstanding 3.125% convertible senior notes due in November 2011 and May 2013.  As a result of the merger and assuming a 0.1615 exchange ratio, BioSante will issue replacement warrants to purchase an aggregate of 349,189 shares of BioSante common stock related to conversion of outstanding Cell Genesys warrants and replacement options to purchase an aggregate of 207,113 shares of BioSante common stock related to conversion of outstanding Cell Genesys options.  In addition, BioSante will reserve an aggregate of 4,957,863 shares of BioSante common stock for future issuance pursuant to Cell Genesys’s outstanding 3.125% convertible senior notes due in November 2011 and May 2013, which notes will be assumed by BioSante in connection with the merger.

The estimated purchase price is preliminary because the proposed merger has not yet been completed. The actual purchase price may change based on Cell Genesys’s net cash as of the determination date of 10 calendar days preceding the anticipated closing date of the merger, the number of shares of Cell Genesys common stock outstanding as of the effective time of the merger, the number of warrants and options to purchase Cell Genesys common stock outstanding as of the effective time of the merger, the price of BioSante common stock as of the closing of the transaction, and BioSante’s final costs to complete the merger.

The total purchase price is allocated to the acquired assets and assumed liabilities of Cell Genesys based on their estimated relative fair values as of the merger closing date. A preliminary estimate of the total purchase price, as described above is as follows (in thousands):

Fair value of BioSante common stock issued	$37,392
Estimated transaction costs of BioSante	2,439
Total preliminary estimated purchase price	$39,831

The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed.  The purchase price allocation will remain preliminary until BioSante completes its valuation of assets acquired and liabilities assumed.  The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date and the value of share consideration on the date of closing.  The final amounts allocated to assets acquired and liabilities assumed may differ materially from the amounts presented in the unaudited pro forma condensed combined consolidated balance sheet.  Based on the information currently available to date, BioSante’s management believes that the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined consolidated balance sheet reasonably reflects the fair value of the assets acquired and liabilities assumed.

The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined consolidated balance sheet does not purport to represent what the actual consideration will be when the merger is closed.  The fair value of the BioSante common stock issued as consideration transferred will be measured on the closing date of the merger at the closing market price on that date.  This likely will result in consideration that is different from the $2.10 per share assumed in the unaudited pro forma condensed combined consolidated balance sheet, which represents the closing price of BioSante common stock price as of August 17, 2009.  An increase or decrease in the price of BioSante common stock price would impact the consideration paid as follows:

Increase/Decrease in BioSante Stock Price	Increase/Decrease in Value of Consideration
10%	$2.9 million
20%	$5.8 million
30%	$8.6 million

The estimated consideration reflected herein also may be affected by Cell Genesys’s final net cash amount.  A provision in the merger agreement states that the number of shares of BioSante common stock Cell Genesys stockholders will be entitled to receive in exchange for all shares of Cell Genesys common stock at the consummation of the merger will be equal to the exchange ratio set forth in the merger agreement that is applicable based upon the difference between Cell Genesys’s net cash balance at the determination date and the target net cash amount applicable as of the date of the merger closing, all as set forth in the merger agreement.  If Cell Genesys’s net cash balance at the determination date is no more than $500,000 greater than or no more than $500,000 less than the applicable target net cash amount, then the exchange ratio will be 0.1615.  The actual exchange ratio will be determined in accordance with the merger agreement and may be higher or lower than 0.1615 depending on whether the actual net cash balance of Cell Genesys is higher or lower than the applicable target net cash amount and the amount of the difference between the actual net cash balance of Cell Genesys’s as of the determination date and the applicable target net cash.  The merger agreement provides for a range of 38 different exchange ratios dependent upon these variables from a maximum exchange ratio of 0.2424 if Cell Genesys’s actual net cash balance is more than $5,000,000 above the applicable target net cash amount to a minimum exchange ratio of 0.1036 if Cell Genesys’s actual net cash balance is between $4,750,001 to $5,000,000 below the applicable target net cash amount.

BioSante does not anticipate that the transaction will result in material capitalizable intangible assets acquired in the transaction.  This determination is based on management’s preliminary review of the historical inception to date research and development expenses of Cell Genesys and the current stage of development of Cell Genesys’s clinical development program. However, the independent valuation also will serve to assist in determining whether any other identifiable intangible assets were acquired and are measurable.

In order for costs to be allocated to in-process research and development (IPR&D) assets, each of the following criteria must be met:

•                  The acquired asset (whether tangible or intangible) should possess the characteristics of control and economic benefit.

•                  The fair value of the acquired asset should be measurable with reasonable reliability.

•                  The specific IPR&D project in which acquired assets are to be used must be identified, have substance and be incomplete.

•                  The acquired asset should have no alternative future use.

BioSante’s management assessed the four criteria described above for the research programs acquired, and expects that each criterion will be met. As such, BioSante expects that a portion of the amount of purchase price in excess of the fair values of tangible assets and liabilities acquired will be allocated to IPR&D based on the fair value of the research programs determined as of the date of acquisition.  Amounts allocated to IPR&D assets, as well as any additional amount of excess purchase price, will be immediately charged to expense.

3.                                      Pro Forma and Purchase Accounting Adjustments

The unaudited pro forma condensed combined consolidated balance sheet includes pro forma adjustments giving effect to the changes in BioSante’s capital structure directly resulting from the proposed merger.  The unaudited pro forma condensed combined consolidated balance sheet does not include any adjustments for income taxes because the combined company is anticipated to incur significant tax losses for the foreseeable future.  Certain aspects of the merger may give rise to significant amounts of taxable income.  However, Cell Genesys expects to have sufficient net operating loss carryforwards available to it to eliminate any resulting tax liability.

The pro forma adjustments are as follows:

A.                                   To reflect estimated additional costs of the merger of $2.533 million to be borne by Cell Genesys, consisting of approximately $1.25 million for investment advisors, $0.595 million for legal and accounting, $0.438 million for directors’ and officers’ insurance tail coverage and $0.25 million for the Cell Genesys special meeting (including printing and mailing costs).

B.                                     To reflect $4.3 million of additional payments due to severed Cell Genesys employees pursuant to the contractual termination provisions in place at Cell Genesys consisting of $3.5 million for severance and $0.8 million for retention payments.

C.                                     To reflect payment of a warrant liability which is contractually payable at the time of closing.

D.                                    To eliminate Cell Genesys stockholders’ equity accounts.

E.                                      To reflect components of estimated purchase price consideration (which totals $39.8 million) consisting of:

a.                                       the issuance of approximately 17.8 million shares of BioSante common stock, based on approximately 110.3 million shares of Cell Genesys common stock outstanding, at the assumed 0.1615 exchange ratio provided for in the merger agreement.  The assumed price of BioSante stock is $2.10 per share, which is based on the closing price of BioSante common stock as of August 17, 2009, resulting in estimated share consideration value of $37.392 million.

b.                                      estimated additional BioSante direct costs of the acquisition of $1.646 million, consisting of approximately $0.850 million for financial advisor, $0.546 million for legal and accounting and $0.25 million for the BioSante special meeting (including printing and mailing costs).  BioSante has recorded liabilities of $0.25 million for financial advisor, $0.475 million for legal and accounting and has paid $0.068 million for legal and accounting as of June 30, 2009, resulting in total estimated BioSante direct costs of the acquisition of $2.439 million.

F.                                      To reflect the estimated fair value of the ownership interest in Ceregene of $1 million.

G.                                     To record the estimated fair value attributable to IPR&D of $5 million, which is immediately expensed as there is no alternative future use.

H.                                    To reflect the write-off of unamortized debt issuance costs.

I.                                         To eliminate interest due liability recorded as part of a troubled debt restructuring completed in June 2009 that pertains to the entire life of the convertible senior notes due 2013.

J.                                        To record the amount of the purchase price in excess of the assets acquired.

DESCRIPTION OF BIOSANTE CAPITAL STOCK

The following summary of the material terms of the capital stock of BioSante is not intended to be a complete summary of all the rights and preferences of BioSante’s capital stock.  BioSante urges you to read BioSante’s current certificate of incorporation and bylaws and BioSante’s amended certificate of incorporation which, if BioSante Proposal No. 2 is approved, will be effective immediately prior to the merger, in their entirety, and refer to the applicable provisions of Delaware law, for a complete description of the rights and preferences of BioSante’s capital stock.

Authorized and Outstanding Capital Stock

BioSante currently is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, 4,687,684 shares of class C special stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.  At the BioSante special meeting, BioSante stockholders will be asked to approve an amendment to BioSante’s certificate of incorporation to increase the number of shares of BioSante common stock BioSante is authorized to issue from 100 million to 200 million and to increase the number of shares of BioSante capital stock BioSante is authorized to issue by 100 million, to reflect the increase in the authorized BioSante common stock.

As of August 15, 2009, BioSante had 33,042,764 shares of common stock outstanding.  As of August 15, 2009, BioSante had an aggregate of 2,736,691 shares of common stock reserved for issuance upon the exercise of outstanding stock options granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan and the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan and an additional 1,098,500 shares of common stock reserved for issuance pursuant to future grants under the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.  As of August 15, 2009, BioSante had an aggregate of 4,983,709 shares of common stock reserved for issuance upon the exercise of outstanding warrants.

As of August 15, 2009, BioSante had 391,286 shares of class C special stock outstanding.  Each share of class C special stock entitles its holder to one vote per share.  Each share of BioSante’s class C special stock is exchangeable, at the option of the holder, for one share of BioSante common stock, at an exchange price of $2.50 per share, subject to adjustment upon certain capitalization events.  Holders of BioSante’s class C special stock are not entitled to receive dividends.  Holders of BioSante’s class C special stock are not entitled to participate in the distribution of BioSante’s assets upon any liquidation, dissolution or winding-up of BioSante.  The holders of BioSante’s class C special stock have no cumulative voting, preemptive, subscription, redemption or sinking fund rights.

As of the date of this joint proxy statement/prospectus, BioSante does not have any shares of preferred stock outstanding.

Common Stock

For all matters submitted to a vote of BioSante stockholders, each holder of BioSante common stock is entitled to one vote for each share registered in the holder’s name on BioSante’s books.  BioSante common stock does not have cumulative voting rights.  The holders of a majority of the shares of BioSante common stock and class C special stock entitled to vote in any election of directors, voting together as a single class, can elect all of the directors standing for election, if they so choose.  Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock, holders of BioSante common stock are entitled to receive ratably those dividends, if any, as may be declared by the BioSante board of directors out of legally available funds.  Upon the liquidation, dissolution or winding up of BioSante, the holders of BioSante common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of BioSante’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.  All shares of outstanding BioSante common stock are fully paid and nonassessable.  Holders of BioSante common stock do not have preemptive or subscription rights, and they have no right to convert their BioSante common stock into any other securities.  There are no redemption or sinking fund provisions applicable to the BioSante common stock.  The rights, preferences and privileges of the holders of BioSante common stock are subject to the rights of the holders of any series of preferred stock which BioSante may designate in the future. BioSante’s certificate of incorporation and bylaws do not restrict the ability of a holder of BioSante common stock to transfer the holder’s shares of BioSante common stock.

Class C Special Stock

Each share of BioSante class C special stock entitles its holder to one vote per share.  Each share of BioSante class C special stock is exchangeable, at the option of the holder, for one share of BioSante common stock, at an exchange price of $2.50 per share, subject to adjustment upon certain capitalization events. Holders of BioSante class C special stock are not entitled to receive dividends.  Holders of BioSante class C special stock are not entitled to participate in the distribution of BioSante’s assets upon any liquidation, dissolution or winding-up of BioSante.  There are six record holders of BioSante class C special stock and they have no cumulative voting, preemptive, subscription, redemption or sinking fund rights.

Preferred Stock

The BioSante board of directors is authorized, without approval of BioSante stockholders subject to any limitations prescribed by law and imposed by the listing standards of the NASDAQ Global Market, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences.  The rights of the holders of BioSante common stock and class C special stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.  The BioSante board of directors could authorize the issuance of shares of preferred stock with terms and conditions more favorable than the BioSante common stock or class C special stock and with rights that could adversely affect the voting power or other rights of holders of the BioSante common stock or class C special stock.  Prior to issuance of shares of each series of undesignated preferred stock, the BioSante board of directors is required by the Delaware General Corporate Law and BioSante’s certificate of incorporation to adopt resolutions and file a Certificate of Designations with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series.  Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of BioSante.  BioSante has no present plans to issue any shares of preferred stock.

Stock Options

As of August 15, 2009, BioSante had an aggregate of 2,736,691 shares of BioSante common stock reserved for issuance upon the exercise of outstanding stock options granted under the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan and the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan, at a weighted average exercise price of $2.94.  An additional 1,098,500 shares of BioSante common stock were reserved for issuance as of such date pursuant to future grants under the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan.

Warrants

As of August 15, 2009, BioSante had an aggregate of 4,983,709 shares of BioSante common stock reserved for issuance upon the exercise of outstanding warrants.  As of such date, the following warrants were outstanding:

•                  Warrants to purchase an aggregate of 853,292 shares of BioSante common stock at an exercise price of $2.75 per share issued to various institutional and accredited investors in connection with BioSante’s private placement completed on July 21, 2006;

•                  Warrants to purchase an aggregate of 763,750 shares of BioSante common stock at an exercise price of $8.00 per share issued to various institutional and accredited investors in connection with BioSante’s private placement completed on June 13, 2007;

•                  A warrant to purchase up to 300,000 shares of BioSante common stock at an exercise price of $4.00 per share issued to Kingsbridge Capital Limited on December 15, 2008 connection with BioSante’s committed equity financing facility;

•                  Warrants to purchase an aggregate of 426,667 shares of BioSante common stock at exercise prices ranging from $2.00 to $8.00 issued to investor and public relations vendors in 2007, 2008 and 2009;

•                  Warrants to purchase an aggregate of 2,400,000 shares of BioSante common stock at an exercise price of $2.50 per share issued to various institutional and accredital investors in connection with BioSante’s registered direct offering completed on August 14, 2009; and

•                  a warrant to purchase 240,000 shares of BioSante common stock at an exercise price of $2.50 per share issued to BioSante’s placement agent in connection with BioSante’s registered direct offering completed on August 14, 2009.

Anti-Takeover Effects of Provisions of BioSante’s Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of BioSante’s certificate of incorporation and bylaws and Delaware law contain provisions that could make the following transactions more difficult: an acquisition of BioSante by means of a tender offer; an acquisition of BioSante by means of a proxy contest or otherwise; or removal of BioSante’s incumbent officers and directors.  It is possible that these provisions could make it more difficult to accomplish or could deter transactions that BioSante stockholders may otherwise consider to be in their best interest or in BioSante’s best interests, including transactions that might result in a premium over the market price for BioSante’s shares.

These provisions, summarized below, are designed to discourage coercive takeover practices and inadequate takeover bids.  These provisions also are designed to encourage persons seeking to acquire control of BioSante to first negotiate with the BioSante board of directors.  The BioSante board of directors believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure BioSante outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

The following provisions in BioSante’s certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control or change in BioSante’s management, including transactions that BioSante stockholders may otherwise consider to be in their best interest or in BioSante’s best interests, including transactions that might result in a premium over the market price for BioSante’s shares.

•                  Authorized But Unissued Capital Stock.  BioSante has shares of common stock, class C special stock and undesignated preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Market. BioSante may use these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or to facilitate corporate acquisitions or for payment as a dividend on its capital stock.  The existence of unissued and unreserved capital stock may enable the BioSante board of directors to issue shares to persons friendly to current management that could render more difficult or discourage a third-party attempt to obtain control of BioSante by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of BioSante’s management.  In addition, the ability to authorize undesignated preferred stock makes it possible for the BioSante board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of BioSante.  These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of BioSante.

•                  Stockholder Meetings.  BioSante’s bylaws provide that a special meeting of stockholders may be called only by BioSante’s chairman of the board, president and chief executive officer, or by the BioSante board of directors.

•                  Requirements for Advance Notification of Stockholder Nominations and Proposals.  BioSante’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the BioSante board of directors or a committee of the BioSante board of directors.

•                  No Cumulative Voting Rights.  BioSante’s certificate of incorporation and bylaws do not provide for cumulative voting rights.  The holders of a majority of the shares of BioSante common stock and class C special stock entitled to vote in any election of directors, voting together as a single class, can elect all of the directors standing for election, if they so choose.

Delaware Anti-Takeover Law

As a Delaware corporation, BioSante is subject to Section 203 of the Delaware General Corporation Law.  This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•                  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, transfer, pledge or other disposition of 10 percent or more of the corporation’s assets involving the interested stockholder;

•                  in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•                  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Limitation of Liability and Indemnification

BioSante’s certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors.  The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.  In addition, BioSante’s certificate of incorporation contains provisions to indemnify BioSante’s directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Listing of BioSante Common Stock

BioSante common stock is listed on the NASDAQ Global Market under the symbol “BPAX.”

Transfer Agent and Registrar

The transfer agent and registrar for BioSante common stock is Computershare Investor Services, LLC.

COMPARISON OF RIGHTS OF HOLDERS OF BIOSANTE STOCK AND CELL GENESYS STOCK

Both BioSante and Cell Genesys are incorporated under the laws of the State of Delaware.  Any differences, therefore, in the rights of BioSante stockholders and Cell Genesys stockholders arise primarily from differences in their respective certificates of incorporation and bylaws.  Upon completion of the merger, the certificate of incorporation and bylaws of the combined company will be identical in all respects to BioSante’s certificate of incorporation, as amended effective immediately prior to the merger, which is referred to as the BioSante amended charter, and BioSante’s bylaws, which are referred to as the BioSante bylaws.  Consequently, after the effective time of the merger, the rights of the former Cell Genesys stockholders will be determined by reference to the amended BioSante charter and the BioSante bylaws.  The following table compares the material differences between the current rights of Cell Genesys stockholders under Cell Genesys’s certificate of incorporation and bylaws, which are referred to as the Cell Genesys charter and Cell Genesys bylaws, respectively, and the current rights of BioSante stockholders under BioSante’s current certificate of incorporation, which is referred to as the BioSante charter, and BioSante bylaws, as well as the rights that those stockholders will have as stockholders of the combined company under the amended BioSante charter and BioSante bylaws following the completion of the merger.

BioSante has filed copies of the BioSante charter, the BioSante amended charter and the BioSante bylaws as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.  In addition, copies of the BioSante charter, the BioSante amended charter, the BioSante bylaws, the Cell Genesys charter and the Cell Genesys bylaws will be sent to holders of BioSante common stock or Cell Genesys common stock upon request.  See “Where You Can Find More Information.”  Because this summary does not provide a complete description of these documents, BioSante and Cell Genesys urge you to read each of their charters and bylaws as well as the amended BioSante charter in their entirety.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Corporate Governance

Before the merger. The rights of Cell Genesys stockholders currently are governed by Delaware law and the Cell Genesys charter and the Cell Genesys bylaws.

After the merger. Upon completion of the merger, the rights of Cell Genesys stockholders who become BioSante stockholders in the merger will be governed by Delaware law, the amended BioSante charter and the BioSante bylaws.

Before the merger. The rights of BioSante stockholders currently are governed by Delaware law and the BioSante charter and the BioSante bylaws.

After the merger. Upon completion of the merger, the rights of BioSante stockholders will be governed by Delaware law, the amended BioSante charter and the BioSante bylaws.

Authorized Capital	The authorized capital stock of Cell Genesys is 150,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

The authorized capital stock of BioSante, including a description of the preferential rights of the undesignated preferred stock, is set forth under “Description of BioSante Capital Stock—Authorized and Outstanding Capital Stock.”

Blank Check Preferred Stock

The Cell Genesys charter provides that the rights of the holders of Cell Genesys common stock are subject to the rights and preferences of the Cell Genesys preferred stock as the same may be designated from time to time by the Cell Genesys board of directors.

The BioSante charter provides, and upon completion of the merger the amended BioSante charter will provide, that the rights of the holders of BioSante common stock and class C special stock are subject to the rights and preferences of the BioSante preferred stock as the same may be designated from time to time by the BioSante board of directors. See “Description of BioSante Capital Stock— Preferred Stock.”

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Number of Directors

The Cell Genesys bylaws provide that the number of directors will not be less than one, as determined by action of the Cell Genesys board of directors. The Cell Genesys board of directors currently consists of nine directors.

The BioSante bylaws provide that the number of directors will not be less than one, as determined by action of the BioSante board of directors or stockholders at an annual or special meeting. The BioSante board of directors currently consists of six directors.

Classification of Board of Directors	The Cell Genesys bylaws provide for one class of directors, meaning each director stands for election on an annual basis.	The BioSante bylaws provide for one class of directors, meaning each director stands for election on an annual basis.

Removal of Directors	The Cell Genesys bylaws provide that the stockholders may remove a director from office with or without cause.

The BioSante bylaws provides that a director may be removed from office with or without cause upon the affirmative vote of the holders of at least a majority of the total voting power of the then outstanding shares of capital stock entitled to vote.

Vacancies on the Board of Directors

The Cell Genesys bylaws provide that vacancies occurring on the board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a plurality of the votes cast at a meeting of stockholders. Any director chosen in accordance with the preceding sentence will hold office until the expiration of the term of office of the director whom he has replaced.

The BioSante bylaws provide that a vacancy occurring on the board of may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. Any director chosen in accordance with the preceding sentence will hold office until the next election of directors or until such director’s successor has been duly elected and qualified, or until such director’s earlier resignation or removal.

Board Quorum	The Cell Genesys bylaws provide that a majority of the authorized number of directors will constitute a quorum for the transaction of business.

The BioSante bylaws provide that a majority of the authorized number of directors will constitute a quorum for the transaction of business, but if at any meeting of the BioSante board of directors there is less than a quorum present, the majority of those present may adjourn the meeting from time to time, until a quorum is present.

Stockholder Quorum

The Cell Genesys bylaws provide that the presence in person or by proxy at a meeting of the holders of shares representing a majority of the stock issued and outstanding and entitled to vote thereat constitutes a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time until a quorum is present.

The BioSante bylaws provide that the presence in person or by proxy at a meeting of the holders of shares representing a majority of the stock issued and outstanding and entitled to vote thereat constitutes a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time until a quorum is present.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Stockholder Action by Written Consent

The Cell Genesys bylaws provide that any action required or permitted to be taken at a meeting of Cell Genesys stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting entitled to vote thereon were present and voted.

The BioSante bylaws provide that any action required or permitted to be taken at a meeting of BioSante stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting entitled to vote thereon were present and voted.

Special Meetings of Stockholders

Under Delaware law, a special meeting of Cell Genesys stockholders may be called by the Cell Genesys board of directors or by any other person authorized to do so in the Cell Genesys charter or bylaws and the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called. The Cell Genesys bylaws provide that special meetings of Cell Genesys stockholders may be called by the Cell Genesys board of directors, chairman of the board of directors, or the president or any other director or officer who has been duly designated by the board of directors to call such meetings, or by one or more stockholders holding shares in the aggregate entitled to cast at least 10 percent of the votes at that meeting.

Under Delaware law, a special meeting of BioSante stockholders may be called by the BioSante board of directors or by any other person authorized to do so in the BioSante charter or bylaws and the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called. The BioSante bylaws provide that special meetings of stockholders may be called by the chairman of the board, the president and chief executive officer, the chief financial officer, or the BioSante board of directors. The business to be transacted at a special meeting of BioSante stockholders must be limited to the purposes stated in the notice of meeting.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Stockholder Proposals

The Cell Genesys bylaws provide that a Cell Genesys stockholder wishing to bring business before the annual Cell Genesys stockholders’ meeting must provide timely written notice to Cell Genesys’s corporate secretary. To be timely, the notice must be delivered to Cell Genesys’s principal executive offices not later than the close of business on the day that is the 90th day nor earlier than the close of business on the day that is the 120th day prior to the one year anniversary of the previous year’s annual meeting. However, if the date of the annual meeting has changed by more than 30 days from the date of the prior year’s meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day before the annual meeting and not later than the close of business on the 90th day before the annual meeting or the 10th day following the date on which public announcement of the date of the meeting is first made.

A Cell Genesys stockholder’s notice to Cell Genesys regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in the Cell Genesys bylaws, including, among other things:

•  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•  a description of any material interest of the Cell Genesys stockholder in such business;

•  the name and address of the Cell Genesys stockholder making the proposal; and

•  the class and number of shares beneficially owned by such Cell Genesys stockholder.

The BioSante bylaws provide that a BioSante stockholder wishing to bring business before the annual BioSante stockholders’ meeting must provide timely written notice to BioSante’s corporate secretary. To be timely, the notice must delivered to or mailed and received by BioSante not less than 90 days nor more than 120 days before the one year anniversary of the date on which BioSante first mailed its proxy statement to BioSante stockholders in connection with the previous year’s annual meeting. However, if the date of the annual meeting has changed by more than 30 days from the date of the prior year’s meeting, notice by the BioSante stockholder to be timely must be received not later than the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement of the date of the meeting is first made, whichever first occurs.

A BioSante stockholder’s notice to BioSante regarding the proposal of business to be brought before an annual meeting must contain certain required information as described in the BioSante bylaws, including, among other things:

•  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•  a description of any material interest of the BioSante stockholder in such business;

•  the name and address of the BioSante stockholder making the proposal;

•  the class and number of shares beneficially owned by such BioSante stockholder; and

•  a representation that the BioSante stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Stockholder Nominations

The Cell Genesys bylaws provide that Cell Genesys stockholders wishing to nominate candidates for election to the Cell Genesys board of directors at an annual meeting must give proper and timely written notice to Cell Genesys’s corporate secretary. To be timely, the notice must be delivered to or mailed and received at Cell Genesys’s principal executive offices within the timeframe described under “Stockholder Proposals” above with respect to the submission of Cell Genesys stockholder proposals.

A Cell Genesys stockholder’s notice to Cell Genesys regarding director nominations must contain certain required information as described in the Cell Genesys bylaws, including, among other things:

•  all information relating to the nominee that must be disclosed in the solicitation of proxies (or is otherwise required) for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

•  the written consent of the nominee to serve as director if elected;

•  the name and address, as they appear on Cell Genesys’s stock transfer books, of the Cell Genesys stockholder and the beneficial owner, if any, giving the notice and on whose behalf the nomination is made; and

•  the class, series and number of shares of Cell Genesys which are beneficially owned and of record by such Cell Genesys stockholder and such beneficial owner.

The BioSante bylaws provide that BioSante stockholders wishing to nominate candidates for election to the BioSante board of directors at an annual meeting must give proper and timely written notice to BioSante’s corporate secretary. To be timely, the notice must be delivered to or mailed and received by BioSante within the timeframe described under “Stockholder Proposals” above with respect to the submission of BioSante stockholder proposals.

A BioSante stockholder’s notice to BioSante regarding director nominations must contain certain required information as described in the BioSante bylaws, including, among other things:

•  the name, age, business address and residence address of the nominee;

•  the principal occupation or employment of the nominee;

•  the class and number of shares of capital stock of BioSante beneficially owned by the nominee;

•  any other information concerning the nominee that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such nominee; and

•  as to the stockholder giving the notice, the name and record address of the stockholder, the class and number of shares of BioSante which are beneficially owned by such BioSante stockholder, a description of all arrangements between such stockholder and the nominee, and a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person named in its notice.

Voting Stock

The Cell Genesys common stock is the only outstanding class of Cell Genesys voting securities. Under Delaware law, each share of Cell Genesys common stock is entitled to one vote on all matters submitted to Cell Genesys stockholders. The Cell Genesys charter provides that the stockholders shall have cumulative voting.

The BioSante common stock and class C special stock are the only outstanding classes of BioSante voting securities and will be the only outstanding classes of BioSante voting securities upon completion of the merger. Under Delaware law and the BioSante charter, and upon the completion of the merger, under the amended BioSante charter, each share of BioSante common stock and class C special stock will be entitled to one vote on all matters submitted to stockholders.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Vote Required for Certain Stockholder Actions; Effect of Abstentions

Under Delaware law, except as otherwise required by Delaware law and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors, the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The Cell Genesys charter and bylaws do not contain any provision altering this default rule.

Generally, under Delaware law, the approval of any merger or consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of a majority of the total votes represented by the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against the proposal.

Under Delaware law, except as otherwise required by Delaware law and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors, the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The BioSante charter and BioSante bylaws do not contain, and the amended BioSante charter upon completion of the merger will not contain, any provision altering this default rule.

Generally, under Delaware law, the approval of any merger or consolidation or a sale of all or substantially all of a corporation’s assets requires the affirmative vote of a majority of the total votes represented by the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against the proposal.

Amendment of Certificate of Incorporation

Under Delaware law, the Cell Genesys charter may be amended by the adoption of a resolution of the Cell Genesys board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. The Cell Genesys charter provides that amendments to the Cell Genesys charter may be made in accordance with the default positions of Delaware law.

Under Delaware law, the BioSante charter, and upon completion of the merger the BioSante amended charter, may be amended by the adoption of a resolution of the BioSante board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class. The BioSante charter provides, and upon completion of the merger the amended BioSante charter will provide, that charter amendments may be made in accordance with the default positions of Delaware law.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Amendment of Bylaws	The Cell Genesys bylaws may be altered or repealed by the Cell Genesys board of directors, but Cell Genesys stockholders may make additional bylaws or alter and repeal any bylaws.

The BioSante bylaws may be rescinded, altered, amended or repealed by BioSante board of directors, but BioSante stockholders may rescind, alter, amend or repeal any bylaws made by the board of directors, and may enact bylaws.

Limitation on Liability

The Cell Genesys charter provides that no director will be personally liable to the corporation or Cell Genesys stockholders for monetary damages for breaches of fiduciary duty as a director, except for a director’s acts or omissions that:

•  were in breach of the director’s duty of loyalty to the corporation or Cell Genesys stockholders;

•  were not in good faith or involved intentional misconduct or a knowing violation of the law;

•  resulted in a violation of section 174 of the Delaware General Corporation Law for unlawful payment of a dividend or unlawful stock purchases or redemptions; or

•  involved transactions from which the director derived an improper personal benefit.

The BioSante charter provides, and the amended BioSante charter upon completion of the merger will provide, that no director will be liable to the corporation or BioSante stockholders for monetary damages for breach of fiduciary duty as a director, except for a director’s acts or omissions that:

•  were in breach of the director’s duty of loyalty to the corporation or BioSante stockholders;

•  were not in good faith or involved intentional misconduct or a knowing violation of the law;

•  resulted in a violation of section 174 of the Delaware General Corporation Law for unlawful payment of a dividend or unlawful stock purchases or redemptions; or

•  involved transactions from which the director derived an improper personal benefit. The BioSante charter further provides, and the amended BioSante charter upon completion of the merger will provide, that if Delaware law is amended to authorize corporations to further eliminate or limit the liability of a director, then the liability of a director will be eliminated or limited to the fullest extent permitted by Delaware law, as amended.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Indemnification

The Cell Genesys bylaws provide that any person who is subject to any proceeding by reason of the fact that such person is or was a director or officer of Cell Genesys will be indemnified and held harmless by Cell Genesys, in the case of a civil matter, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal matter, if such person had no reasonable cause to believe his conduct was unlawful.

In addition, Cell Genesys is required to pay expenses actually incurred in connection with the proceeding in advance of the final disposition of the proceeding. However, the payment of the expenses in advance of the final disposition will be made only upon delivery to Cell Genesys of an undertaking, by or on behalf of such director or officer, to repay all amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

In addition, the Cell Genesys bylaws provide that Cell Genesys may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any expense, liability or loss incurred by such person in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability under the bylaws.

The BioSante charter provides, and the amended BioSante charter upon completion of the merger will provide, that the corporation will indemnify its directors, officers, employees or agents for any proceedings in which they are involved by reason of the fact that they are or were a director or officer of corporation to the fullest extent permitted by Delaware law.

As described above under “The Merger Agreement—Certain Covenants,” BioSante has agreed to provide, for a period of six years after the effective date of the merger, officers’ and directors’ liability insurance covering acts or omissions occurring before the effective time of the merger by each officer or director of BioSante or its subsidiaries covered by BioSante’s current officers’ and directors’ liability insurance policy.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Dividends

Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The BioSante bylaws provide the BioSante board of directors may declare that the holders of shares of BioSante capital stock are entitled to receive, out of the assets of BioSante which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock

The BioSante charter provides, and the amended BioSante charter upon completion of the merger will provide, the holders of common stock shall be entitled to receive dividends if and when declared by the board of directors and that the holders of class C special stock shall not be entitled to receive any dividends.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights
Stockholder Rights Plan

The Cell Genesys stockholder rights plan entitles each holder of Cell Genesys common stock to a “right” to purchase from Cell Genesys a unit consisting of one one-thousandth of a share of Cell Genesys Series A Preferred Stock at a purchase price of $300 in cash per unit, subject to adjustment. The description and terms of such rights are set forth in an Amended and Restated Preferred Shares Rights Agreement, dated as of July 26, 2000, between Cell Genesys and U.S. Bank National Association, as rights agent.

Unless the rights are earlier redeemed, in the event that any person obtains 15 percent or more of Cell Genesys common shares then outstanding, then each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, common shares having a value equal to two times the purchase price of the rights. Similarly, unless the rights are earlier redeemed, in the event that, after any person obtains 15 percent or more of Cell Genesys common shares then outstanding, (i) Cell Genesys is acquired in a merger or other business combination transaction, or (ii) 50 percent or more of Cell Genesys’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price of the rights. At any time after the acquisition by a third person of 15 percent or more of Cell Genesys common shares then outstanding and prior to the acquisition by such person of 50 percent or more of Cell Genesys common shares then outstanding, the Cell Genesys board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one common share per right.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Cell Genesys (other than any rights resulting from such holder’s ownership of common shares of Cell Genesys), including, without limitation, the right to vote or to receive dividends. The Cell Genesys board of directors may, at its option, redeem all, but not less than all, of the then outstanding rights for a nominal redemption price ($0.001 per right).

BioSante does not have a stockholder rights plan. While BioSante has no present intention to adopt a stockholder rights plan, the BioSante board of directors, pursuant to its authority to issue preferred stock, could do so without BioSante stockholder approval at any future time.

	Cell Genesys Stockholder Rights	BioSante Stockholder Rights

The Cell Genesys stockholder rights plan has been amended so as to provide that the merger with BioSante will not be deemed to be a triggering event and that the stockholder rights plan will expire immediately prior to the effective time of the merger.

Please note that the foregoing descriptions of the Cell Genesys stockholder rights plan and the Cell Genesys stockholder rights plan amendment are only summaries, are not complete and should be read together with the entire Cell Genesys stockholder rights plan and the amendment thereto, both of which have been publicly filed with the SEC.

Certain Business Combinations / Anti-takeover Provisions

Under Delaware law, a corporation can elect not to be governed by section 203 of the DGCL, which generally protects publicly held Delaware corporations from unfair transactions and tactics by persons who acquire large blocks of stock without prior board approval. Cell Genesys has not made this election and is therefore subject to the restrictions of section 203 of the DGCL.

In general, section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested” stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested” stockholder is a person who, alone or together with his affiliates and associates, owns 15 percent or more of the corporation’s voting stock.

These provisions could have the effect of delaying, deferring or preventing a change in control of Cell Genesys or reducing the price that certain investors might be willing to pay in the future for Cell Genesys common stock.

BioSante also is governed by section 203 of the DGCL.

PRINCIPAL STOCKHOLDERS OF BIOSANTE

The following table sets forth information known to BioSante with respect to the beneficial ownership of each class of BioSante’s capital stock as of August 15, 2009 for:

•                  each person known by BioSante to beneficially own more than 5 percent of any class of BioSante’s voting securities;

•                  each of BioSante’s directors;

•                  each of BioSante’s executive officers; and

•                  all of BioSante’s current directors and executive officers as a group.

The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of August 15, 2009.  Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of August 15, 2009 are outstanding for the purpose of computing the percentage of capital stock owned by such person or group.  However, such unissued shares of capital stock are not deemed to be outstanding for calculating the percentage of capital stock owned by any other person.  Except as otherwise indicated, BioSante believes that the beneficial owners of its capital stock listed in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.  Unless otherwise indicated in the notes below, the address for each of the stockholders in the table below is c/o BioSante Pharmaceuticals, Inc., 111 Barclay Boulevard, Lincolnshire, IL 60069.

	Shares Beneficially Owned(1)(2)
	Common Stock			Class C Special Stock		Common Stock and Common Stock	Percent of Total Voting
Name and Address of Beneficial Owner	Number		Percent	Number	Percent	Equivalents	Power(3)
Louis W. Sullivan, M.D.	95,398		*	100,000	25.6%	195,398	*
Stephen M. Simes	703,847	(4)	2.1%	—	—	703,847	2.1%
Fred Holubow	123,759		*	—	—	123,759	*
Peter Kjaer	96,925		*	—	—	96,925	*
Ross Mangano	2,302,916	(5)	7.0%	—	—	2,302,916	6.9%
Edward C. Rosenow, III, M.D.	80,040		*	—	—	80,040	*
Phillip B. Donenberg	344,433		1.0%	—	—	344,433	1.0%
MOG Capital, LLC	3,250,000	(6)	9.8%	—	—	3,250,000	9.7%
BAM Opportunity Fund, LP	2,500,000	(7)	7.6%	—	—	2,500,000	7.5%
JO & Co	1,909,661	(8)	5.8%	—	—	1,909,661	5.7%
Hans Michael Jebsen	425,000	(9)	1.3%	100,000	25.6%	525,000	1.6%
Marcus Jebsen	125,000	(10)	*	50,000	12.8%	175,000	*
Angela Ho	80,000	(11)	*	100,000	25.6%	180,000	*
All directors and executive officers as a group (7 persons)	3,747,318	(12)	11.0%	100,000	25.6%	3,847,318	11.1%

*              Represents beneficial ownership of less than one percent.

(1)                                  Includes for the persons listed below the following shares subject to options held by that person that are currently exercisable or become exercisable within 60 days of August 15, 2009:

Name	Stock Options
Directors
Louis W. Sullivan, M.D.	67,500
Stephen M. Simes	506,580
Fred Holubow	62,500
Peter Kjaer	62,500
Ross Mangano	62,500
Edward C. Rosenow, III, M.D.	62,500
Named Executive Officers
Stephen M. Simes	506,580
Phillip B. Donenberg	304,111
All directors and executive officers as a group (7 persons)	1,128,191

(2)                                  Includes shares held by the following persons in securities brokerage accounts, which in certain circumstances under the terms of the standard brokerage account form may involve a pledge of such shares as collateral:  Mr. Simes (89,728 shares), Mr. Holubow (61,259 shares), Mr. Mangano (66,800 shares) and Mr. Donenberg (40,322 shares).

(3)                                  In calculating the percent of total voting power, the voting power of shares of BioSante common stock and shares of BioSante class C special stock is combined.

(4)                                  Mr. Simes’s beneficial ownership includes 197,167 shares of BioSante common stock held by Mr. Simes’s trust and 100 shares of BioSante common stock held by Mr. Simes’s son.

(5)                                  Mr. Mangano’s beneficial ownership includes:  (1) 1,909,661 shares of BioSante common stock held by JO & Co., of which Mr. Mangano is President; (2) 30,000 shares of BioSante common stock held by Oliver & Co., of which Mr. Mangano is the trustee; and (3) an aggregate of 214,999 shares of BioSante common stock held in various accounts, of which Mr. Mangano is an advisor and/or a trustee.  Mr. Mangano has sole voting and investment power over these shares.  See note (6) below.

(6)                                According to information known by BioSante, MOG Capital, LLC (“MOG”) owns 3,250,000 shares of BioSante common stock.  MOG also owns a warrant to purchase 1,300,000 shares of BioSante common stock.  Such warrant contains a contractual provision that disallows the exercise of the warrant to the extent that MOG and its affiliates would, as a result of such exercise, beneficially own more than 4.9% of BioSante’s common stock.  Accordingly, MOG does not have beneficial ownership of the BioSante common stock for which the warrant may be exercised. Jason Adler and Andrew Garnock, in their capacities as managing members of MOG have share voting and investment control over the securities held by MOG. Messrs. Adler and Garnock disclaim beneficial ownership of such securities.

(7)                                According to a Schedule 13G filed with the SEC on August 17, 2009, BAM Opportunity Fund LP (“BAM”) owns 2,500,000 shares of BioSante common stock.  BAM also owns a warrant to purchase 1,000,000 shares of BioSante common stock.  Such warrant contains a contractual provision that disallows the exercise of the warrant to the extent that BAM and its affiliates would, as a result of such exercise, beneficially own more than 4.9% of BioSante’s common stock.  Accordingly, BAM does not have beneficial ownership of the BioSante common stock for which the warrant may be exercised.  BAM Capital, LLC is the managing partner of BAM Opportunity Fund, LP, BAM Management, LLC serves as the investment manager to BAM; BAM Capital, LLC and BAM Management, LLC in turn are managed by Hal Mintz and Ross Berman.   Each of BAM Capital, LLC, BAM Management, LLC, BAM Opportunity Fund, L.P., Mr. Mintz and Mr. Berman may be deemed to share the voting and dispositive power over these shares with BAM Opportunity Fund, LP.  Each of BAM Capital, LLC, BAM Management, LLC, Mr. Mintz and Mr. Berman disclaim beneficial ownership of these shares except to the extent of his or its pecuniary interest therein.

(8)                                  Ross Mangano, a director of BioSante, has sole voting and investment power over these shares.  See note (5) above.  The address for JO & Co. is 112 West Jefferson Boulevard, Suite 613, South Bend, IN 46634.

(9)                                  The address of Hans Michael Jebsen is c/o Jebsen & Co. Ltd., 28/F Caroline Center, 28 Yun Ping Road, Causeway Bay, Hong Kong, China.

(10)                            The address of Marcus Jebsen is c/o MF Jebsen International Ltd., 24/F Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong.

(11)                            The address of Angela Ho address is c/o Jet Asia Ltd., 39/F Shun Tak Center, 200 Connaught Road Central, Hong Kong, China.

(12)                            The amount beneficially owned by all current directors and executive officers as a group includes 1,128,191 shares issuable upon the exercise of stock options held by these individuals, 197,167 shares held in an individual’s trust and 100 shares held by an individual’s son.  See notes (1), (4), (5) and (6) above.

PRINCIPAL STOCKHOLDERS OF CELL GENESYS

The following table sets forth information known to Cell Genesys with respect to the beneficial ownership of Cell Genesys common stock as of August 15, 2009 for:

•                  each person known by Cell Genesys to beneficially own more than 5 percent of Cell Genesys common stock;

•                  each of Cell Genesys’s directors;

•                  each of Cell Genesys’s executive officers named in Cell Genesys’s Summary Compensation Table; and

•                  all of Cell Genesys’s current directors and executive officers as a group.

The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of August 15, 2009.  Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of August 15, 2009 are outstanding for the purpose of computing the percentage of capital stock owned by such person or group.  However, such unissued shares of common stock are not deemed to be outstanding for calculating the percentage of capital stock owned by any other person.  Except as otherwise indicated, Cell Genesys believes that the beneficial owners of its capital stock listed in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.  Unless otherwise indicated in the notes below, the address for each of the stockholders in the table below is c/o Cell Genesys, Inc., 400 Oyster Point Boulevard, Suite 525, South San Francisco, California 94080.

	Shares Beneficially Owned(1)
Name and Address of Beneficial Owner	Common Stock		Percent of Total Voting Power
Stephen A. Sherwin, M.D.	1,280,485	(2)	1.2%
David W. Carter	68,000		*
Nancy M. Crowell	90,500		*
James M. Gower	74,536		*
John T. Potts, Jr., M.D.	108,036	(3)	*
Thomas E. Shenk, Ph.D.	124,500		*
Eugene L. Step	98,000		*
Inder M. Verma, Ph.D.	132,696		*
Dennis L. Winger	68,000		*
Sharon E. Tetlow	271,783		*
Robert H. Tidwell	411,887		*
Robert J. Dow**	14,620		*
Carol C. Grundfest**	308,346		*
Christine B. McKinley**	335,374		*
Peter K. Working**	17,949		*
Kopp Holding Company, LLC(4)	11,718,544		10.7%
Capital Ventures International(5)	8,530,806		7.8%
Tang Capital Partners, LP(6)	11,122,841		9.9%
All directors and executive officers as a group (12 persons)	2,792,171	(7)	2.5%

*                Represents beneficial ownership of less than one percent.

**          Former executive officer named in Cell Genesys’s Summary Compensation Table who is no longer employed by Cell Genesys.  The Cell Genesys common stock beneficially owned by such former executive officer is not reflected in the number of shares of Cell Genesys common stock owned by Cell Genesys’s current directors and executive officers as a group.

(1)                                  Includes for the persons listed below the following shares subject to options held by that person that are currently exercisable or become exercisable within 60 days of August 15, 2009:

Name	Stock Options
Directors
Stephen A. Sherwin, M.D.	775,864
David W. Carter	60,000
Nancy M. Crowell	82,500
James M. Gower	60,000
John T. Potts, Jr., M.D.	77,500
Thomas E. Shenk, Ph.D.	92,500
Eugene L. Step	60,000
Inder M. Verma, Ph.D.	77,500
Dennis L. Winger	60,000
Named Executive Officers
Sharon E. Tetlow	253,334
Robert H. Tidwell	395,938
Carol C. Grundfest	—
Christine B. McKinley	—
All directors and executive officers as a group (12 persons)	2,052,428

(2)                                  Includes 30,000 shares held in irrevocable trust for Dr. Sherwin’s child, as to which Dr. Sherwin disclaims any beneficial ownership.

(3)                                  Includes 16,000 shares held in irrevocable trusts for Dr. Potts’s children, as to which Dr. Potts disclaims any beneficial ownership.

(4)                                  The address of Kopp Holding Company, LLC is 7701 France Avenue South, Suite 500, Edina, MN  55435.

(5)                                  The address of Capital Ventures International is One Capital Place, P.O. Box 1787 GT Grand Cayman, Cayman Islands, British West Indies.

(6)                                  The address of Tang Capital Partners, LP is 4401 Eastgate Mall, San Diego, CA  92121.

(6)                                  The amount beneficially owned by all current directors and executive officers as a group includes 2,052,428 shares issuable upon the exercise of stock options and 46,000 shares held in irrevocable trusts.  See notes (2) and (3) above.

PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY

The table below sets forth information known to BioSante with respect to the beneficial ownership of each class of the combined company upon consummation of the merger for:

•                  each of the combined company’s current directors and nominees for directors;

•                  each of the combined company’s executive officers;

•                  each person known by the management of BioSante and Cell Genesys to become the beneficial owner of more than five percent of any class of the combined company upon the consummation of the merger; and

•                  all directors and executive officers of the combined company as a group.

The percent of common stock of the combined company is based on 50,848,266 shares of common stock and 391,286 shares of class C special stock of the combined company outstanding, which assumes a 0.1615 exchange ratio.  The number of shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of August 15, 2009.  Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of August 15, 2009 are outstanding for the purpose of computing the percentage of common stock owned by such person or group.  However, such unissued shares of common stock are not deemed to be outstanding for calculating the percentage of common stock owned by any other person.  Except as otherwise indicated, the combined company believes that the beneficial owners of its capital stock listed in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.  Unless otherwise indicated in the notes below, the address for each of the stockholders in the table below is c/o BioSante Pharmaceuticals, Inc., 111 Barclay Boulevard, Lincolnshire, IL 60069.

	Shares Beneficially Owned(1)(2)
	Common Stock			Class C Special Stock		Common Stock and Common Stock	Percent of Total Voting
Name and Address of Beneficial Owner	Number		Percent	Number	Percent	Equivalents	Power(3)
Louis W. Sullivan, M.D.	95,398		*	100,000	25.6%	195,398	*
Stephen M. Simes	703,847	(4)	1.4%	—	—	703,847	1.4%
Fred Holubow	123,759		*	—	—	123,759	*
Peter Kjaer	96,925		*	—	—	96,925	*
Ross Mangano	2,302,916	(5)	4.5%	—	—	2,302,916	4.5%
John T. Potts, Jr., M.D.	4,931	(6)	*	—	—	4,391	*
Edward C. Rosenow, III, M.D.	80,040		*	—	—	80,040	*
Stephen A. Sherwin, M.D.	186,067	(7)	*	—	—	186,067	*
Phillip B. Donenberg	344,433		*	—	—	344,433	*
MOG Capital, LLC	3,250,000	(8)	6.4%	—	—	3,250,000	6.3%
BAM Opportunity Fund, LP	2,500,000	(9)	4.9%	—	—	2,500,000	4.9%
Hans Michael Jebsen	425,000	(10)	*	100,000	25.6%	525,000	1.0%
Marcus Jebsen	125,000	(11)	*	50,000	12.8%	175,000	*
Angela Ho	80,000	(12)	*	100,000	25.6%	180,000	*
All directors and executive officers as a group (9 persons)	3,938,316	(13)	7.6%	100,000	25.6%	4,038,316	7.7%

*              Represents beneficial ownership of less than one percent.

(1)                                  Includes for the persons listed below the following shares subject to options held by that person that are currently exercisable or become exercisable within 60 days of August 15, 2009:

Name	Stock Options
Directors
Louis W. Sullivan, M.D.	67,500
Stephen M. Simes	506,580
Fred Holubow	62,500
Peter Kjaer	62,500
Ross Mangano	62,500
John T. Potts, Jr., M.D.	—
Edward C. Rosenow, III, M.D.	62,500
Stephen A. Sherwin, M.D.	104,571
Named Executive Officers
Stephen M. Simes	506,580
Phillip B. Donenberg	304,111
All directors and executive officers as a group (9 persons)	1,232,762

(2)                                  Includes shares held by the following persons in securities brokerage accounts, which in certain circumstances under the terms of the standard brokerage account form may involve a pledge of such shares as collateral: Mr. Simes (89,728 shares), Mr. Holubow (61,259 shares), Mr. Mangano (66,800 shares) and Mr. Donenberg (40,322 shares).

(3)                                  In calculating the percent of total voting power, the voting power of shares of BioSante common stock and shares of BioSante class C special stock is combined.

(4)                                  Mr. Simes’s beneficial ownership includes 197,167 shares of common stock held by Mr. Simes’s trust and 100 shares of common stock held by Mr. Simes’s son.

(5)                                  Mr. Mangano’s beneficial ownership includes:  (1) 1,909,661 shares of common stock held by JO & Co., of which Mr. Mangano is President; (2) 30,000 shares of common stock held by Oliver & Co., of which Mr. Mangano is the trustee; and (3) an aggregate of 214,999 shares of common stock held in various accounts, of which Mr. Mangano is an advisor and/or a trustee.  Mr. Mangano has sole voting and investment power over these shares.  See note (6) below.

(6)                                  Includes 2,584 shares of common stock held in irrevocable trusts for Dr. Potts’s children, as to which Dr. Potts disclaims any beneficial ownership.

(7)                                  Includes 4,845 shares of common stock held in irrevocable trust for Dr. Sherwin’s child, as to which Dr. Sherwin disclaims any beneficial ownership.

(8)                                According to information known by BioSante, MOG Capital, LLC (“MOG”) owns 3,250,000 shares of BioSante common stock.  MOG also owns a warrant to purchase 1,300,000 shares of BioSante common stock.  Such warrant contains a contractual provision that disallows the exercise of the warrant to the extent that MOG and its affiliates would, as a result of such exercise, beneficially own more than 4.9% of BioSante’s common stock.  Accordingly, MOG does not have beneficial ownership of the BioSante common stock for which the warrant may be exercised. Jason Adler and Andrew Garnock, in their capacities as managing members of MOG have share voting and investment control over the securities held by MOG. Messrs. Adler and Garnock disclaim beneficial ownership of such securities.

(9)                                According to a Schedule 13G filed with the SEC on August 17, 2009, BAM Opportunity Fund LP (“BAM”) owns 2,500,000 shares of BioSante common stock.  BAM also owns a warrant to purchase 1,000,000 shares of BioSante common stock.  Such warrant contains a contractual provision that disallows the exercise of the warrant to the extent that BAM and its affiliates would, as a result of such exercise, beneficially own more than 4.9% of BioSante’s common stock.  Accordingly, BAM does not have beneficial ownership of the BioSante common stock for which the warrant may be exercised.  BAM Capital, LLC is the managing partner of BAM Opportunity Fund, LP, BAM Management, LLC serves as the investment manager to BAM; BAM Capital, LLC and BAM Management, LLC in turn are managed by Hal Mintz and Ross Berman.   Each of BAM Capital, LLC, BAM Management, LLC, BAM Opportunity Fund, L.P., Mr. Mintz and Mr. Berman may be deemed to share the voting and dispositive power over these shares with BAM Opportunity Fund, LP.  Each of BAM Capital, LLC, BAM Management, LLC, Mr. Mintz and Mr. Berman disclaim beneficial ownership of these shares except to the extent of his or its pecuniary interest therein.

(10)                            The address of Hans Michael Jebsen is c/o Jebsen & Co. Ltd., 28/F Caroline Center, 28 Yun Ping Road, Causeway Bay, Hong Kong, China.

(11)                            The address of Marcus Jebsen is c/o MF Jebsen International Ltd., 24/F Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong.

(12)                            The address of Angela Ho address is c/o Jet Asia Ltd., 39/F Shun Tak Center, 200 Connaught Road Central, Hong Kong, China.

(13)                            The amount beneficially owned by all current directors and executive officers as a group includes 1,232,762 shares issuable upon the exercise of stock options held by these individuals, 197,167 shares held in an individual’s trust, 100 shares held by an individual’s son and 7,429 shares held in irrevocable trusts.  See notes (1), (4), (5), (6) and (7) above.

LEGAL MATTERS

Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota, will pass upon the validity of the BioSante common stock offered by this joint proxy statement/prospectus.  The material U.S. federal income tax consequences of the merger will be passed upon by Oppenheimer Wolff & Donnelly LLP.

EXPERTS

The financial statements of BioSante Pharmaceuticals, Inc. as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing in the joint proxy statement/prospectus, which is part of this registration statement, and the effectiveness of BioSante Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph expressing substantial doubt about the ability of BioSante Pharmaceuticals, Inc. to continue as a going concern, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting).  Such financial statements and financial statement schedules have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Cell Genesys, Inc. at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the effectiveness of Cell Genesys’s internal control over financial reporting as of December 31, 2008, included in this registration statement of BioSante and the related joint proxy statement/prospectus of BioSante and Cell Genesys have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Each of BioSante and Cell Genesys is a public company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any document BioSante and Cell Genesys files at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.  Each of BioSante’s and Cell Genesys’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

Each of BioSante’s and Cell Genesys common stock is listed on the NASDAQ Global Market.  Reports and other information concerning each of BioSante and Cell Genesys also may be inspected at the offices of the NASDAQ OMX Group, Inc., 9600 Blackwell Road, Rockville, MD  20850 or on the NASDAQ OMX Group, Inc. website at http://www.nasdaq.com.

BioSante also files annual audited and interim unaudited financial statements, proxy statements and other information with the Ontario, Alberta and British Columbia Securities Commissions.  Copies of these documents that are filed through the System for Electronic Document Analysis and Retrieval “SEDAR” of the Canadian Securities Administrators are available at its web site http://www.sedar.com.

In addition, each of BioSante and Cell Genesys maintains a website that contains information, including copies of reports, proxy statements and other information it files with the SEC.  The address of BioSante’s website is www.biosantepharma.com.  The address of Cell Genesys’s website is www.cellgenesys.com.  Information contained on BioSante’s or Cell Genesys’s website or that can be accessed through BioSante’s or Cell Genesys’s websites does not constitute a part of this prospectus.  BioSante and Cell Genesys have included their website addresses only as inactive textual references and do not intend them to be active links to their respective websites.

BioSante has filed a registration statement on Form S-4 with the SEC for the common stock offered under this joint proxy statement/prospectus.  This joint proxy statement/prospectus does not include all of the information contained in the registration statement.  You should refer to the registration statement and its exhibits for additional information that is not contained in this joint proxy statement/prospectus.  Whenever BioSante makes reference in this joint proxy statement/prospectus to any of its contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.  You may:

•                  inspect a copy of the Form S-4 registration statement, including the exhibits and schedules, without charge at the public reference room;

•                  obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•                  obtain a copy from the SEC website.

You should rely only on the information contained in this joint proxy statement/prospectus to vote your shares at the special meetings.  Neither BioSante nor Cell Genesys has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus.  This joint proxy statement/prospectus is dated August 21, 2009.  You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of BioSante common stock in the merger shall create any implication to the contrary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

BioSante Pharmaceuticals, Inc.

Lincolnshire, Illinois

We have audited the accompanying balance sheets of BioSante Pharmaceuticals, Inc. (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BioSante Pharmaceuticals, Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have not audited any financial statements of the Company for any period subsequent to December 31, 2008. However, as discussed in Note 14 to the financial statements, the Company has experienced significant demands on its liquidity and cash resources, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 14 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 16, 2009 (except for the matter discussed in Note 14, as to which the date is August 6, 2009)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

BioSante Pharmaceuticals, Inc.

Lincolnshire, Illinois

We have audited the internal control over financial reporting of BioSante Pharmaceuticals, Inc. (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 16, 2009 (except for the matter discussed in Note 14, as to which the date is August 6, 2009) expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding uncertainty about the Company’s ability to continue as a going concern.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 16, 2009

BIOSANTE PHARMACEUTICALS, INC.

Balance Sheets

December 31, 2008 and 2007

	December 31,	December 31,
	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$11,760,920	$15,648,948
Short-term investments	3,026,334	15,005,976
Accounts receivable	229,775	14,566
Prepaid expenses and other assets	1,070,051	337,420
	16,087,080	31,006,910

PROPERTY AND EQUIPMENT, NET (Note 4)	814,894	54,896

OTHER ASSETS
Investment in MATC (Note 3)	140,000	140,000
Deposits	637,397	39,536
	$17,679,371	$31,241,342

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable (Note 10)	$3,182,089	$710,575
Due to licensor - Antares (Note 3)	5,393	1,063
Accrued compensation	290,583	717,409
Other accrued expenses	374,887	77,712
Deferred revenue	—	9,091
	3,852,952	1,515,850

STOCKHOLDERS’ EQUITY (Note 6)
Capital stock
Issued and Outstanding
2008 - 391,286; 2007 - 391,286 Class C special stock	391	391
2008 - 27,042,764; 2007 - 26,794,607 Common stock	85,732,688	84,206,583
	85,733,079	84,206,974

Accumulated Deficit	(71,906,660)	(54,481,482)
	13,826,419	29,725,492
	$17,679,371	$31,241,342

See accompanying notes to the financial statements.

BIOSANTE PHARMACEUTICALS, INC.

Statements of Operations

Years ended December 31, 2008, 2007 and 2006

	Year Ended December 31,
	2008	2007	2006

REVENUE
Licensing revenue	$3,384,091	$199,091	$14,136,364
Grant revenue	65,051	59,060	247,257
Royalty revenue	34,200	69,353	—
Other revenue	297,487	165,550	55,000

	3,780,829	493,054	14,438,621

EXPENSES
Research and development	15,789,980	4,751,313	3,908,290
General and administration	5,124,934	4,331,361	4,549,620
Licensing expense	836,420	—	3,500,000
Depreciation and amortization	43,137	89,824	117,781

	21,794,471	9,172,498	12,075,691

OTHER - Interest income	588,464	1,095,009	428,343

NET (LOSS) INCOME	$(17,425,178)	$(7,584,435)	$2,791,273

(Loss) Income per common share (Note 2):
Basic	$(0.64)	$(0.30)	$0.13
Diluted	$(0.64)	$(0.30)	$0.13

Weighted average number of common and common equivalent shares outstanding:
Basic	27,307,494	25,485,513	21,190,946
Diluted	27,307,494	25,485,513	21,483,911

See accompanying notes to the financial statements.

BIOSANTE PHARMACEUTICALS, INC.

Statements of Stockholders’ Equity

Years ended December 31, 2008, 2007 and 2006

	Class C				Deferred
	Special Shares		Common Stock		Unearned	Accumulated
	Shares	Amount	Shares	Amount	Compensation	Deficit	Total
Balance, December 31, 2005	391,286	$398	19,007,800	$56,653,219	$(146,459)	$(49,688,320)	$6,818,838
Option exercises - various			152,894	243,675	—	—	243,675
Stock option compensation - executive officers	—	—	—	(40,684)	146,459	—	105,775
Private placement of common shares, net	—	—	3,812,978	7,134,363	—	—	7,134,363
Stock option expense	—	—	—	971,057	—	—	971,057
Share redesignation	—	(7)	—	7	—	—	—
Shares issued in license agreement	—	—	1,368	6,250	—	—	6,250
Net income	—	—	—	—	—	2,791,273	2,791,273
Balance, December 31, 2006	391,286	$391	22,975,040	$64,967,887	$—	$(46,897,047)	$18,071,231
Issuance of common shares
Option exercises - various	—	—	53,081	192,371	—	—	192,371
Warrant exercises - various	—	—	711,487	1,019,225	—	—	1,019,225
Stock option expense	—	—	—	711,259	—	—	711,259
Private placement of common shares, net	—	—	3,054,999	17,282,935	—	—	17,282,935
Stock warrant expense	—	—	—	32,906	—	—	32,906
Net loss	—	—	—	—	—	(7,584,435)	(7,584,435)
Balance, December 31, 2007	391,286	$391	26,794,607	$84,206,583	$—	$(54,481,482)	$29,725,492
Issuance of common shares
Warrant exercises - various	—	—	248,157	379,720	—	—	379,720
Stock option expense	—	—	—	1,102,444	—	—	1,102,444
Stock warrant expense	—	—	—	104,284	—	—	104,284
Credit equity financing facility	—	—	—	(60,343)	—	—	(60,343)
Net loss	—	—	—	—	—	(17,425,178)	(17,425,178)
Balance, December 31, 2008	391,286	$391	27,042,764	$85,732,688	$—	$(71,906,660)	$13,826,419

See accompanying notes to the financial statements.

BIOSANTE PHARMACEUTICALS, INC.

Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

	December 31,
	2008	2007	2006
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES
Net (loss) income	$(17,425,178)	$(7,584,435)	$2,791,273
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	43,137	89,824	117,781
Employee and director stock-based compensation	1,102,444	711,259	1,076,832
Stock warrant expense - noncash	104,284	32,906	—
Loss on disposal of equipment	—	21,748	—
MATC license revenue - noncash	—	(140,000)	—
Changes in assets and liabilities affecting cash flows from operations
Prepaid expenses and other assets	(1,330,492)	(103,514)	(15,985)
Accounts receivable	(215,209)	10,495,963	(10,510,529)
Accounts payable and accrued liabilities	2,189,843	449,856	(745,332)
Provision for contingencies	—	(550,588)	(199,412)
Due to licensor - Antares	4,330	(2,623,937)	2,625,000
Deferred revenue	(9,091)	(59,091)	(136,363)
Net cash (used in) provided by operating activities	(15,535,932)	739,991	(4,996,735)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Redemption of short term investments	11,979,642	981	13,004,723
Purchase of short term investments	—	(11,210,979)	(8,009,812)
Purchase of capital assets	(651,116)	(29,428)	(39,255)
Net cash provided by (used in) investing activities	11,328,526	(11,239,426)	4,955,656

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Proceeds from sale or conversion of shares, net	319,377	18,494,531	7,384,288
Net cash provided by financing activities	319,377	18,494,531	7,384,288

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,888,029)	7,995,096	7,343,209
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,648,948	7,653,852	310,643
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$11,760,919	$15,648,948	$7,653,852

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Other information:
Purchase of capital assets on account, non-cash investing activity	$152,019	$—	$—
Investment in MATC - noncash	$—	$140,000	$—

See accompanying notes to the financial statements.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

1.                                  ORGANIZATION

BioSante Pharmaceuticals, Inc. (the “Company”) is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  The Company also is engaged in the development of its proprietary calcium phosphate nanotechnology, or CaP, primarily for aesthetic medicine, novel vaccines and drug delivery.  The Company’s primary products are gel formulations of testosterone and estradiol.  The Company’s key products include:  LibiGel, a once daily transdermal testosterone gel in Phase III development under a Special Protocol Assessment for the treatment of female sexual dysfunction; Elestrin, a once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration indicated for the treatment of moderate-to-severe vasomotor symptoms associated with menopause and marketed in the U.S.; Bio-T-Gel, a once daily transdermal testosterone gel in development for the treatment of hypogonadism, or testosterone deficiency, in men; and the Pill-Plus (triple hormone contraceptive), a once daily use of various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives.

Substantially all of the Company’s revenue to date has been derived from upfront, milestone and royalty payments earned on licensing and sublicensing transactions and from subcontracts.  To date, the Company has used primarily equity financing, licensing income, royalty income and interest income to fund its ongoing business operations and short-term liquidity needs, and the Company expects to continue this practice for the foreseeable future.

The Company’s business operations to date have consisted mostly of licensing and research and development activities and the Company expects this to continue for the immediate future.  The Company has not commercially introduced any products and does not expect to do so in the foreseeable future.  If and when the Company’s proposed products for which it has not entered into marketing relationships receive U.S. Food and Drug Administration (FDA) approval, the Company may begin to incur other expenses, including sales and marketing related expenses if it chooses to market the products itself.  The Company currently does not have sufficient resources on a long-term basis to complete the FDA approval process or commercialization of any of its current or proposed products for which the Company has not entered into marketing relationships.

Although the Company believes that its cash, cash equivalents and short-term investments of $14.8 million at December 31, 2008 will be sufficient to meet its liquidity requirements through at least the next 12 months, if the Company does not raise additional financing or secure another funding source for our clinical trial program prior to the end of our second quarter 2009, the Company will need to delay or cease new enrollment in our Phase III clinical trial program of LibiGel, however, it is the Company’s intention to continue the clinical program for those women already enrolled.  The change in clinical trial enrollment may delay the eventual submission of the LibiGel NDA beyond the end of 2010 depending on how long the Company needs to continue this change.

Due to the current economic recession and market conditions, as well as the status of product development programs, there is uncertainty regarding whether additional financing will be available to the Company on favorable terms, or at all.  If adequate funds are not available or are not available on acceptable terms when needed, the Company may be required to delay, scale back or eliminate some or all of its programs designed to obtain regulatory approval of its proposed products, including most importantly, the Phase III clinical trial program for LibiGel.  As an alternative to raising additional financing, the Company may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights under the

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

1.                                      ORGANIZATION (continued)

Company’s existing license agreements or enter into other business collaborations or combinations, including the possible sale of the Company.  The Company may be required to relinquish greater or all rights to its proposed products at an earlier stage of development or on less favorable terms than it otherwise would choose.  Failure to obtain adequate financing also may adversely affect the Company’s ability to operate as a going concern and cause the Company to significantly curtail or cease ongoing operations. (See Note 14. Subsequent Event)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are expressed in U.S. dollars.  The Company is organized into one operating and one reporting segment.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company generally considers all instruments with original maturities of three months or less to be cash equivalents.  Certain investments that could meet the definition of a cash equivalent are classified as investments due to the nature of the account in which the investment is held and the Company’s intended use of the investment.  Interest income on invested cash balances is recognized on the accrual basis as earned.

Short-term Investments

Short-term investments are classified as “available for sale” under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  Accordingly, the short-term investments are reported at fair value, with any related unrealized gains and losses included as a separate component of stockholders’ equity, net of applicable taxes.  Realized gains and losses and interest and dividends are included in interest income.  Realized gains and losses are recorded based upon the specific identification method.

As of December 31, 2008 and December 31, 2007, the Company had $3.0 million and $15.0 million of short-term investments, respectively.  The investment balance consisted of auction rate securities and related investments of $3.0 million and money market fund investments of approximately $26,000 as of December 31, 2008, and of auction rate securities investments of $14.5 million and money market fund investments of approximately $500,000 as of December 31, 2007.  There were no gains or losses recorded in accumulated other comprehensive income as of December 31, 2008 or December 31, 2007, and there were no realized gains or losses included in earnings as the result of sale of available for sale securities for the years ended December 31, 2008, December 31, 2007 or December 31, 2006.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2008, JPMorgan Chase Bank, NA commenced a tender offer to purchase certain outstanding student loan asset-backed auction rate notes.  The Company owned $2.0 million in principal amount of such notes and tendered all of such notes to JPMorgan and received the entire $2.0 million principal plus accrued and unpaid interest in May 2008.

In October 2008, the Company received its entire investment of $9.0 million principal plus accrued and unpaid interest related to other student loan asset-backed auction rate notes from an affiliate of Bank of America Securities LLC (BofA) as a result of BofA and its affiliates reaching agreements with the Securities and Exchange Commission, the Secretary of the Commonwealth of Massachusetts and other regulators to restore liquidity to BofA clients who had previously held auction rate securities.

As of December 31, 2008, the Company’s remaining auction rate securities with a $3.0 million par value were held in an account with UBS Financial Services, Inc. (UBS).  In August 2008, UBS and its affiliates reached agreements with the SEC, the New York Attorney General, the Massachusetts Securities Division, the Texas State Securities Board and other state regulatory agencies represented by the North American Securities Administrators Association to restore liquidity to UBS clients who held auction rate securities.  Pursuant to these agreements, in October 2008, the Company received rights from UBS entitling the Company to sell to UBS or its affiliates and requiring UBS or its affiliates to purchase the Company’s $3.0 million in remaining auction rate securities for their face (or par) value plus any accrued and unpaid interest.  On January 8, 2009, pursuant to those rights, the Company received $3.0 million principal plus accrued and unpaid interest from UBS.

Property and Equipment

Property and equipment that is currently being used in the Company’s operations is stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by accelerated methods over estimated useful lives of seven years.

Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable.  If such a review indicates an impairment, the carrying amount of such assets is reduced to estimated recoverable value.

Research and Development

Research and development costs are charged to expense as incurred.  Direct government grants are recorded as an offset to the related research and development costs when the Company has complied with the conditions attached to the grant and there is reasonable assurance that the funds will be received.

Legal Costs

For ongoing matters, legal costs are charged to expense as incurred.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic and Diluted Net (Loss) Income Per Share

The basic and diluted net (loss) income per share is computed based on the weighted average number of the aggregate of common stock and Class C shares outstanding, all being considered as equivalent of one another.  Basic (loss) income per share is computed by dividing (loss) income available to common stockholders by the weighted average number of shares outstanding for the reporting period.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  The computation of diluted (loss) income per share does not include the Company’s stock options or warrants when there is an antidilutive effect on income (loss) per share.  Certain options and warrants had a dilutive effect under the treasury stock method as the average market price of the common stock during the period exceeded the exercise price of the options or warrants.  292,965 shares were added to the basic weighted average number of shares outstanding to determine the fully diluted weighted average number of shares outstanding for the year ended December 31, 2006.

Stock-based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS No. 123(R)) under the modified prospective method on January 1, 2006. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123(R) for all share-based payments granted after that date, and based on the requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (SFAS No. 123) for all unvested awards granted prior to the effective date of SFAS No. 123(R). SFAS No. 123(R) eliminates the intrinsic value measurement method of accounting in APB Opinion 25 and generally requires measuring the cost of the employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant.  The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists.  Such costs must be recognized over the period during which an employee is required to provide service in exchange for the award.

Warrants issued to non-employees as compensation for services rendered are valued at their fair value on the date of issue.  Warrants of this nature to purchase an aggregate of 80,000 and 180,000 shares of the Company’s common stock were issued in 2008 and 2007, respectively.

Revenue Recognition

The Company has entered into various licensing agreements that generate license revenue or other upfront fees and which may also involve subsequent milestone payments earned upon completion of development milestones by the Company or upon the occurrence of certain regulatory actions, such as the filing of a regulatory application or the receipt of a regulatory approval.  Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement.  Non-refundable license fees that meet these criteria and are due to the Company upon execution of an agreement are recognized as revenue immediately.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Milestones, in the form of additional license fees, typically represent non-refundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as completion of specified clinical development activities and/or regulatory submissions and/or approvals.  Revenues from milestone payments that meet the criteria in the preceding paragraph are recognized when the milestone is achieved.

Additionally, royalty revenue based upon sales of products under license is recorded when such royalties are earned and are deemed collectible, which is generally in the quarter when the related products are sold.

Deferred revenue arises from payments received in advance of the culmination of the earnings process.  Deferred revenue is recognized as revenue in future periods when the applicable revenue recognition criteria have been met.

Income Taxes

Deferred tax assets or liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates.  A valuation allowance is provided against net deferred income tax assets in circumstances where management believes the recoverability of a portion of the assets is more likely than not.  The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2008 and 2007.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurement” (SFAS 157).  The standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. SFAS 157 was effective for the Company on January 1, 2008.  In October 2008, the FASB issued Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active.  The Staff Position is effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008.  See Note 12, Fair Value Measurements, for disclosure of the Company’s adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities.  Entities electing the fair value option are required to recognize changes in fair value in earnings.  SFAS 159 also requires additional disclosures to compensate for the lack of comparability that will arise from the use of the fair value option.  SFAS 159 was effective for the Company beginning on January 1, 2008.  We did not elect the fair value option for any of the Company’s existing financial assets and liabilities as of January 1, 2008, but did elect the fair value

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

option during 2008 for the right to sell the auction rate securities to UBS at par.  See Note 12, Fair Value Measurements, for additional information.

In December 2007, the FASB ratified Emerging Issues Task Force Issue (EITF) Issue No. 07-1, “Accounting for Collaborative Arrangements” (EITF 07-1).  EITF 07-1 provides guidance on how to determine whether an arrangement constitutes a collaborative arrangements, how costs incurred and revenue generated on sales to third parties should be reported by participants in a collaborative arrangement, how payments made between participants in a collaborative arrangement should be categorized, and what participants should disclose in the notes to the financial statements about a collaborative arrangement.  EITF 07-1 is effective for the fiscal year beginning January 1, 2009.  EITF 07-1 requires that the impact of adopting the issue for all arrangements existing as of the effective date be presented as a change in accounting principle through retrospective application to all prior periods presented.  The adoption of EITF 07-1 did not have an impact on the Company’s results of operations or financial condition.

In June 2007, the FASB ratified EITF No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3).  EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development (R&D) activities to be recorded as assets and the payments to be expensed when the R&D activities are performed.  EITF 07-3 was effective for the Company prospectively for new contractual arrangements entered into beginning January 1, 2008.  The adoption of EITF 07-3 did not have an impact on the Company’s results of operations or financial condition.

3.                                      LICENSE AGREEMENTS

In June 1997, the Company entered into a licensing agreement with the Regents of the University of California, which subsequently has been amended, pursuant to which the University has granted the Company an exclusive license to seven United States patents owned by the University, including rights to sublicense such patents.  The University of California has filed patent applications for this licensed technology in several foreign jurisdictions, including Canada, Europe and Japan.  The Company is obligated to pay royalties to the University if and when a product is developed using these patents.

On June 13, 2000, the Company entered into a license agreement with Antares Pharma, Inc. (Antares), covering four hormone products to treat men and women.  The license agreement requires the Company to pay Antares a percentage of future net sales, if any, as a royalty.  Under the terms of the license agreement, the Company also is obligated to make milestone payments upon the occurrence of certain future events.

As allowed by the licensing agreement with Antares, on September 1, 2000, the Company entered into a sub-license agreement with Paladin Labs Inc. (Paladin) to market the products in Canada. In exchange for the sub-license, Paladin agreed to make an initial investment in the Company, milestone payments and pay royalties on sales of the products in Canada.  The milestone payments, to date, have been made in the form of a series of equity investments by Paladin in the Company’s common stock at a 10 percent premium to the market price of the Company’s common stock at the date of the equity investment.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

3.                                      LICENSE AGREEMENTS (continued)

On August 7, 2001, the Company entered into a sub-license agreement with Solvay Pharmaceuticals, B.V. (Solvay) covering the U.S. and Canadian rights to the estrogen/progestogen combination transdermal hormone therapy gel product licensed from Antares in June 2000.  Under the terms of the agreement, Solvay sub-licensed the Company’s estrogen/progestogen combination transdermal hormone gel product for an initial payment of $2.5 million ($1.7 million net of the related payments due to Antares and Paladin), future milestone payments and escalating sales-based royalties.  Solvay has been responsible for all costs of development of the product to date.  The Company believes that the hormone therapy product licensed to Solvay is not in active development by Solvay and the Company does not expect its active development to occur at any time in the near future.

In April 2002, the Company exclusively in-licensed from Wake Forest University and Cedars-Sinai Medical Center three issued U.S. patents claiming triple hormone therapy (the combination use of estrogen plus progestogen plus androgen, e.g. testosterone) and obtained an option to license the patents for triple hormone contraception.  The financial terms of the license include an upfront payment by the Company in exchange for exclusive rights to the license and regulatory milestone payments, maintenance payments and royalty payments by the Company if a product incorporating the licensed technology gets approved and subsequently marketed.  In July 2005, the Company exercised the option for an exclusive license for the three U.S. patents for triple hormone contraception.  The financial terms of this license include an upfront payment, regulatory milestone payments, maintenance payments and royalty payments by the Company if a product incorporating the licensed technology gets approved and subsequently marketed.

In May 2007, the Company announced that it sub-licensed U.S. rights to a triple hormone oral contraceptive to Pantarhei Bioscience B.V. (Pantarhei), a Netherlands-based pharmaceutical company.  Pantarhei is responsible under the agreement for all expenses to develop and market the product.  The Company may receive certain development and regulatory milestones for the first product developed under the license.  In addition, the Company will receive royalty payments on any sales of the product in the U.S., if and when approved and marketed.  If the product is sublicensed by Pantarhei to another company, the Company will receive a percentage of any and all payments received by Pantarhei for the sublicense from a third party.  The Company has retained all rights under the licensed patents to the transdermal delivery of triple hormone contraceptives.

In December 2002, the Company entered into a development and license agreement with Teva Pharmaceuticals USA, Inc., a wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., pursuant to which Teva USA agreed to develop the Company’s male testosterone gel, Bio-T-Gel, for the U.S. market.  The financial terms of the development and license agreement included a $1.5 million upfront payment by Teva USA and royalties on sales of the product, if and when approved and marketed, in exchange for rights to develop and market the product.  Teva USA also is responsible under the terms of the agreement for continued development, regulatory filings and all manufacturing and marketing associated with the product. In 2005, the Company was notified that Teva USA had discontinued development of the product and indicated to the Company a desire to formally terminate the agreement.  In June 2007, the Company signed an amendment to the agreement under which the Company and Teva reinitiated its collaboration on the development of the product.  There were no changes to the master license agreement in force at that time.  Teva withdrew its previous notice of its desire to terminate the agreement and reinitiated funding and development of the product.  Teva also agreed to pay the Company certain milestone payments plus royalties on sales of the product, if and when commercialized.  Teva is responsible under the revised agreement for continued development of the product, including required clinical trials, regulatory filings and all manufacturing and marketing associated with the product.  The product is owned by the Company with no royalty or milestone obligations to any other party.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

3.                                      LICENSE AGREEMENTS (continued)

In September 2005, the Company signed a Material Transfer and Option Agreement for an exclusive option to obtain an exclusive, worldwide license to use the Company’s calcium phosphate nanotechnology (CaP) in the development of a series of allergy products.  The partner company will fund the development of potential products for the treatment of conditions including rhinitis, asthma, conjunctivitis, dermatitis and allergic gastrointestinal diseases.  Under the terms of the agreement, in September 2005, the Company received a nonrefundable $250,000 upfront payment.  The Company recognized revenue from the agreement on a pro rata basis over the term of the agreement as the Company had not yet completed all of its required performance under the terms of the agreement.  The remainder of the upfront payment was recorded as deferred revenue.  The initial term of the agreement was 22 months, ending in June 2007.  In April 2007, the term was extended through March 31, 2008.  In February 2008, the term was extended to July 2008.  In July 2008, the term was extended to January 2009. This program is no longer under active development by the optionee.

In November 2006, the Company entered into an exclusive sublicense agreement for the marketing of Elestrin in the United States.  Upon execution of the sublicense agreement, the Company received an upfront payment of $3.5 million.  In addition, during 2007, Nycomed paid the Company $10.5 million triggered by the FDA approval of Elestrin in the U.S., which occurred in the fourth quarter of 2006.  Under the Company’s license agreement with Antares, the Company is required to pay Antares certain development and regulatory milestone payments and royalties based on net sales of any products the Company or its sub-licensees sell incorporating the licensed technology.  Specifically, the Company paid Antares 25 percent of all licensing-related proceeds and a portion of any associated royalties that the Company received, which the Company recognized as these payments were earned, based upon reported levels of Elestrin sales.  The aggregate $14.0 million received from Nycomed was recognized as revenue in 2006 since the entire $14.0 million was non-refundable, the Company had a contractual right to receive such payments, the contract price was fixed, the collection of the resulting receivable was reasonably assured and the Company had no further performance obligations under the license agreement.

On August 6, 2008, the Company and Nycomed entered into a termination, release and settlement agreement pursuant to which the exclusive sublicense agreement dated November 7, 2006 between the Company and Nycomed was terminated and BioSante reacquired the rights to Elestrin effective immediately.  As a result, the Company paid Nycomed $100,000 and an additional $150,000 as a result of the December 2008 Elestrin sublicense to Azur Pharma International II Limited (Azur) as described below. Nycomed has agreed on behalf of itself and its affiliates not to market or sell any low-dose topical estrogen gel products for the treatment of menopausal hot flashes for a period of 12 months.  The agreement also provides for a mutual release between the parties and the survival of the confidentiality, indemnification and insurance provisions of the exclusive sublicense agreement for a period of five years.

In December 2008, the Company signed an exclusive agreement with Azur for the marketing of Elestrin in the United States.  Upon execution of the agreement, BioSante received $3.325 million comprised of a $500,000 product licensing fee and $2.825 million for transfer of the Elestrin trademark and inventories, among other items.  The Company paid Antares $462,500 as a result of signing the Azur agreement.  The Company also is entitled to receive additional payments of up to an aggregate of $144.5 million if certain sales-based milestones are achieved.  In addition, Azur has agreed to pay to BioSante royalties on sales of Elestrin ranging from 10 percent to 20 percent depending on the annual sales level.  Azur has agreed to market Elestrin using its women’s health and urology sales force of approximately 50 sales people that targets estrogen prescribing physicians in the U.S. comprised mostly of gynecologists.  In addition, Azur has agreed to minimum marketing expenditures in the first two years of the agreement.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

3.                                      LICENSE AGREEMENTS (continued)

In December 2008, the Company signed an exclusive agreement with PharmaSwiss SA for the marketing of Elestrin in Israel.  PharmaSwiss is responsible for regulatory and marketing activities in Israel.  PharmaSwiss will submit BioSante’s approved U.S. NDA (new drug application) to the Israeli authorities based on BioSante results and manufacturing information.  Approval in Israel is expected to take approximately one year from the date of such submission.

In February 2006, the Company signed an exclusive option and license agreement with Medical Aesthetics Technology Corporation (“MATC”) for the use of the Company’s CaP technology in the field of aesthetic medicine.  Under the terms of the option and license agreement, MATC will use the Company’s CaP technology to develop products for commercialization in the field of aesthetic medicine, specifically, the improvement and/or maintenance of the external appearance of the head, face, neck and body.  In November 2007, the Company signed a license agreement with MATC covering the use of CaP as a facial filler (BioLook™) in aesthetic medicine.  This license agreement is a result of MATC’s exercise of the previously granted option under the original license agreement.  Under the agreement, MATC is responsible for continued development of BioLook, including required clinical trials, regulatory filings and all manufacturing and marketing associated with the product.  In exchange for this license, the Company has taken an ownership position in MATC of approximately five percent of the common shares of MATC.  In addition to the ownership position, the Company may receive certain milestone payments and royalties as well as share in certain payments if MATC sublicenses the technology.  The Company recorded an investment asset and licensing revenue of $140,000 in 2007 related to this license and ownership position in MATC.  The MATC investment is recorded using the cost method.

4.                                      PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation at December 31, 2008 and 2007 consist of the following:

	2008	2007
Computer equipment	$375,311	$129,753
Office equipment	131,239	126,044
Laboratory and equipment	518,034	36,019
	1,024,584	291,816
Accumulated depreciation and amortization	(209,690)	(236,920)
	$814,894	$54,896

As of December 31, 2008, $243,556 of computer equipment and $486,084 of laboratory and equipment is related to construction in progress that has not been placed into service.  During 2007, the Company recognized a loss on the disposal of equipment of $21,748 as result of the closure of its Smyrna, Georgia laboratory facility.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

5.                                      INCOME TAXES

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, or FIN 48, on January 1, 2007.  FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any tax benefit can be recorded in the financial statements.  It also provides guidance on the recognition, measurement, classification and interest and penalties related to uncertain tax positions.  The adoption of FIN 48 did not have an impact on the Company’s financial position upon adoption.  The Company determined there are no uncertain tax positions existing as of December 31, 2008 or December 31, 2007.

The Company has analyzed its filing positions in all significant federal and state jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions.  The only periods subject to examination by the major tax jurisdictions where the Company does business are the 2005 through 2008 tax years.

The components of the Company’s net deferred tax asset at December 31, 2008 and 2007 were as follows:

	2008	2007
Net operating loss carryforwards	$23,609,594	$17,588,392
Tax basis in intangible assets	403,498	538,819
Research & development credits	3,415,143	2,569,848
Stock option expense	1,462,065	1,017,790
Other	56,063	103,235
	28,946,363	21,818,084
Valuation allowance	(28,946,363)	(21,818,084)
	$—	$—

The Company has no current tax provision due to its accumulated losses, which result in net operating loss carryforwards.  At December 31, 2008, the Company had approximately $62,542,000 of net operating loss carryforwards that are available to reduce future taxable income for a period of up to 20 years.  The net operating loss carryforwards expire in the years 2018-2028. The net operating loss carryforwards as well as amortization of various intangibles, principally acquired in-process research and development, generate deferred tax benefits, which have been recorded as deferred tax assets and are entirely offset by a tax valuation allowance.  The valuation allowance has been provided at 100% to reduce the deferred tax assets to zero, the amount management believes is more likely than not to be realized.  Additionally, the Company has provided a full valuation allowance against $3,415,143 of research and development credits, which are available to reduce future income taxes, if any, through the year 2028.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 34.5% to pre-tax income as follows:

	2008	2007	2006
Tax at U.S. federal statutory rate	$(6,030,952)	$(2,616,630)	$962,989
State taxes, net of federal benefit	(568,133)	(246,494)	90,716
Research and development credits	(526,196)	(162,675)	(135,632)
Other, net	(2,998)	(132,577)	32,522
Change in valuation allowance	7,128,279	3,158,376	(950,595)

	$—	$—	$—

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

6.                                      STOCKHOLDERS’ EQUITY

In December 2008, the Company entered into a Committed Equity Financing Facility arrangement, or CEFF, with Kingsbridge Capital Limited (Kingsbridge) in which Kingsbridge has committed to purchase, subject to certain conditions and at the Company’s sole discretion, up to the lesser of $25.0 million or 5,405,840 shares of the Company’s common stock through the end of December 2010.  Under the terms of the CEFF, the Company is not obligated to utilize any of the $25.0 million available under the CEFF and there are no minimum commitments or minimum use penalties.  The Company has access, at its discretion, to the funds through the sale of newly-issued shares of the Company’s common stock. The funds that can be raised under the CEFF over the two-year term will depend on the then-current price for the Company’s common stock and the number of shares actually sold, which may not exceed an aggregate of 5,405,840 shares.  The Company may access capital under the CEFF by providing Kingsbridge with common stock at discounts ranging from eight to 14 percent, depending on the average market price of the Company’s common stock during the applicable pricing period. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, including a minimum price for the Company’s common stock of $1.15 per share. In connection with the CEFF, the Company issued a warrant to Kingsbridge to purchase 300,000 shares of the Company’s common stock at an exercise price of $4.00.  The warrant will become exercisable on June 15, 2009, the six-month anniversary of the date of the Purchase Agreement (December 15, 2008), and will remain exercisable, subject to certain exceptions, for a period of five years thereafter.  Pursuant to the CEFF, the Company filed a registration statement with respect to the resale of shares issued pursuant to the CEFF and underlying the warrant.  As of December 31, 2008, the Company had not sold any shares to Kingsbridge under the CEFF.

On June 13, 2007, the Company closed a private placement of 3,054,999 shares of its common stock and associated warrants to purchase 763,750 shares of its common stock, at a purchase price of $6.00 per share to certain institutional and other accredited investors for gross proceeds of approximately $18.3 million.  The private placement resulted in net proceeds to the Company of approximately $17.3 million, after deduction of transaction expenses.  The warrants are exercisable for a period of three years, beginning December 14, 2007, at an exercise price of $8.00 per share.  The number of shares issuable upon exercise of the warrants and the exercise price of the warrants are adjustable in the event of stock splits, combinations and reclassifications, but not in the event of the issuance of additional securities.

a)            Authorized

Preference shares

Ten million preference shares, $0.0001 par value per share, issuable in series subject to limitation, rights and privileges as determined by the directors.  No preference shares have been issued as of December 31, 2008.

Special Shares

4,687,684 Class C special shares, $0.0001 par value per share, convertible to common stock, to be held a minimum of one year from date issue, on the basis of one Class C special share and U.S. $2.50.  These shares are not entitled to a dividend and carry one vote per share.  There were 391,286 shares of Class C special shares issued and outstanding as of December 31, 2008 and 2007.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

6.                                      STOCKHOLDERS’ EQUITY (continued)

Common Stock

One hundred million common shares of stock, $0.0001 par value per share, which carry one vote per share.  There were 27,042,764 and 26,794,607 shares of common stock issued and outstanding as of December 31, 2008 and 2007, respectively.  The Company has presented the par values of its common stock and the related additional paid in capital on a combined basis for all periods presented.

b)            Warrants

In summary, the Company currently has the following warrants outstanding:

Amount	Exercise Price	Expiration
534,996	$7.00	August 10, 2009
853,292	$2.75	October 21, 2011
763,750	$8.00	December 14, 2010
180,000	$8.00	July 18, 2010
80,000	$4.78	May 14, 2011
300,000	$4.00	June 14, 2013

Pursuant to the Company’s private placement financing in May 2004, warrants to purchase an aggregate of 534,996 shares of common stock were issued at an exercise price of $7.00 per share with a term of five years.  These warrants remained outstanding and were all exercisable as of December 31, 2008.

Pursuant to the Company’s private placement financing in July 2006, warrants to purchase an aggregate of 1,334,542 shares of common stock were issued at an exercise price of $2.75 per share with a term of four years and nine months, beginning January 22, 2007.  Warrants to purchase an aggregate of 853,292 shares of common stock remained outstanding as of December 31, 2008.

In July 2007, the Company issued warrants to purchase 180,000 shares of common stock to an investor relations firm in return for various investor relations services.  The warrants are exercisable at an exercise price equal to $8.00 per share with 50 percent of the warrants becoming exercisable on July 19, 2008 and the remainder becoming exercisable on July 19, 2009.  The warrants are exercisable through and including July 18, 2010.  The Company uses the Black-Sholes pricing model to value these warrants and remeasures the award each quarter until the measurement date is established.  In the year ended December 31, 2008 and 2007, the Company recorded $43,988 and $32,906, respectively,  in non-cash general and administrative expense pertaining to these consultant warrants.

In May 2008, the Company issued warrants to purchase an aggregate of 80,000 shares of common stock to two individuals, the sole principal and a key executive officer, of an investor and public relations firm in return for various investor and public relations services.  These warrants are exercisable at an exercise price equal to $4.78 per share with 1/12 of the warrants becoming exercisable on June 15, 2008 and the remainder becoming exercisable on a monthly basis thereafter through May 15, 2009 so long as the investor and public relations firm continues to provide services to the Company.  The warrants are exercisable through and including May 14, 2011.  The Company uses the Black-Scholes pricing model to value this warrant consideration and remeasures the award each quarter until the measurement date is

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

6.                                      STOCKHOLDERS’ EQUITY (continued)

established.  In the year ended December 31, 2008, the Company recorded $60,296 in non-cash general and administrative expense pertaining to these warrants.

During 2008, warrants to purchase an aggregate of 176,614 shares of common stock were exercised for total cash proceeds of $379,720.  Warrants to purchase an aggregate of 71,543 shares of common stock were exercised on a cashless basis, for which 74,957 additional warrants were cancelled by the Company in payment of the exercise price for the exercised warrants.  Warrants to purchase an aggregate of 500 shares of common stock expired without being exercised.  All of the exercised warrants were granted pursuant to the Company’s private placement financing in August 2003.

During 2007, warrants to purchase 371,500 shares of common stock were exercised for total cash proceeds of $1,019,225.  Warrants to purchase an aggregate of 339,987 shares of common stock also were exercised on a cashless basis, for which 163,321 additional warrants were cancelled by the Company in payment of the exercise price for the exercised warrants, thus reducing the number of shares outstanding on a fully diluted basis.

During 2006, there were no warrants exercised, and warrants to purchase 367,187 shares of common stock were cancelled upon their expiration.

c)            Options

During 2008, no options were exercised.

During 2007, options to purchase an aggregate of 49,201 shares of common stock were exercised for total cash proceeds of $192,371.  In addition, options to purchase an aggregate of 11,333 shares of common stock were exercised on a cashless basis resulting in the issuance of 3,880 shares of common and the withholding and subsequent cancellation of 7,453 shares of common stock to pay the exercise price of such options, thus reducing the number of shares outstanding on a fully diluted basis.

7.             STOCK-BASED COMPENSATION

As of December 31, 2008, the Company has two stockholder-approved equity-based compensation plans under which stock options have been granted — the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan (1998 Plan) and the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan (2008 Plan) (collectively, the Plans).  The 2008 Plan replaced the 1998 Plan, which was terminated with respect to future grants upon the effectiveness of the 2008 Plan.  As of December 31, 2008, there were 2,000,000 shares of the Company’s common stock authorized for issuance under the 2008 Plan, subject to adjustment as provided in the 2008 Plan.  Of the 2,000,000 authorized shares, none had been issued and 53,000 shares were subject to outstanding stock options as of December 31, 2008.  Outstanding employee stock options generally vest over a period of three years and have 10-year contractual terms.  Certain of the Company’s employee stock options have performance condition-based vesting provisions which result in expense when such performance conditions are probable of being achieved.  The non-cash, stock-based compensation cost that was incurred by the Company in connection with the 1998 and 2008 Plans was $1,102,444, $711,259 and $1,076,832 for the years ended December 31, 2008, 2007 and 2006, respectively. No income tax benefit was recognized in the Company’s statements of operations for stock-based compensation arrangements due to the Company’s net loss position.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

7.             STOCK-BASED COMPENSATION (continued)

The weighted average fair value of the options at the date of grant for options granted during 2008, 2007 and 2006 was $2.41, $2.37 and $3.11, respectively.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected option life (years)	6.00	9.83	10
Risk free interest rate	3.45%	4.74%	4.10%
Expected stock price volatility	67.63%	69.31%	73.94%
Dividend yield	—	—	—

The Company uses a volatility rate calculation based on the closing price for its common stock at the end of each calendar month as reported by the NASDAQ Global Market (or The American Stock Exchange prior to November 5, 2007).  Since the Company has a limited history with option exercises, the expected life was set to the entire life of the option grant through the fourth quarter 2007.  Beginning with options granted during the fourth quarter 2007, the Company began estimating the expected life of its options in a manner consistent with Staff Accounting Bulletin (SAB) 107, and SAB 110 beginning January 1, 2008, which allows companies to use a simplified method to estimate the life of options meeting certain criteria.  The Company believes that the use of the simplified method provides a reasonable term for purposes of determining compensation costs for these grants, and expects to use the simplified method to estimate the expected life of future options for eligible grants.  The discount rate used is the yield on a United States Treasury note as of the grant date with a maturity equal to the estimated life of the option.  The Company has not in the past issued a cash dividend, nor does it have any current plans to do so in the future; therefore, an expected dividend yield of zero was used.

The following table summarizes the stock option compensation expense for employees and non-employees recognized in the Company’s statements of operations for each period:

	2008	2007	2006
Research and development	$356,287	$202,335	$52,630
General and administrative	746,157	508,924	1,024,202
Total stock-based compensation expense	$1,102,444	$711,259	$1,076,832

A summary of activity under the Plans during the year ended December 31, 2008 is presented below:

Options	Option Shares	Weighted Average Exercise Price
Outstanding December 31, 2007	1,427,191	$3.50
Granted	682,250	3.74
Exercised	(0)	—
Forfeited or expired	(71,250)	2.73
Outstanding December 31, 2008	2,038,191	$3.66
(weighted average contractual term)	8.0 years
Vested or expected to vest at December 31, 2008	1,921,525	$3.56
(weighted average contractual term)	7.1 years
Exercisable at December 31, 2008	1,033,026	$3.48
(weighted average contractual term)	5.8 years

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

7.             STOCK-BASED COMPENSATION (continued)

There was no aggregate intrinsic value of the Company’s outstanding or exercisable options as of December 31, 2008.

A summary of the Plans’ non-vested options at December 31, 2008 and activity under the Plans during the year ended December 31, 2008 is presented below:

Options	Option Shares	Weighted Average Grant Date Fair- Value
Outstanding December 31, 2007	656,333	$3.62
Granted	682,250	3.74
Vested	(252,168)	3.67
Forfeited	(71,250)	2.73
Non-Vested at December 31, 2008	1,015,165	$3.74

As of December 31, 2008, there was $1,409,577 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plans.  The cost is expected to be recognized over a weighted-average period of 1.80 years.

No stock options were exercised during 2008.  Cash received from option exercises under the Plans for the years ended December 31, 2007 and 2006 was $192,371 and $243,675, respectively.  The intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $136,020 and $218,613, respectively.  The Company did not receive a tax benefit related to the exercise of these options because of its net operating loss position.  The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $659,898, $326,254 and $1,076,832, respectively.

Options and warrants to purchase an aggregate of 4,750,229 and 4,082,843 shares, respectively, were excluded from the earnings per share calculation for the years ended December 31, 2008 and December 31, 2007, respectively, since including these options and warrants would have had an anti-dilutive effect under the treasury stock method due to the Company’s net loss position.  Options and warrants to purchase an aggregate of 1,261,475 shares were excluded from the earnings per share calculation for the year ended December 31, 2006, since including these options and warrants would have had an anti-dilutive effect under the treasury stock method, as the average market price of the common stock during the period was less than the exercise price of the options or warrants.

8.             RETIREMENT PLAN

The Company offers a discretionary 401(k) Plan (the 401(k) Plan) to all of its employees.  Under the 401(k) Plan, employees may defer income on a tax-exempt basis, subject to IRS limitation.  Under the 401(k) Plan, the Company can make discretionary matching contributions.  Company contributions expensed in 2008, 2007 and 2006 totaled $108,019, $59,683 and $45,327, respectively.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

9.                                      LEASE ARRANGEMENTS

The Company has entered into lease commitments for rental of its office space which expires in 2010 and its laboratory facility which expires in 2009.  The future minimum lease payments during 2009 and 2010 are $293,478 and $90,720, respectively.

Rent expense amounted to $277,370, $259,971 and $236,824 for the years ended December 31, 2008, 2007 and 2006, respectively.

10.                               RELATED PARTY TRANSACTIONS

Included in current liabilities on the balance sheet are $15,638 and $28,841, which represent amounts due to current directors and officers of the Company for reimbursement of business expenses and payment for director meeting fees as of December 31, 2008 and 2007, respectively.

11.                               COMMITMENTS

Antares Pharma, Inc. License

The Company’s license agreement with Antares Pharma, Inc. requires the Company to fund the development of the licensed products, make milestone payments and pay royalties on the sales of products related to this license.  In 2006, the Company paid $875,000 to Antares and recorded a liability of $2.625 million due to Antares to be paid upon the Company’s receipt of payments from Nycomed related to the Elestrin FDA approval milestone.  In 2007, the Company paid $2.625 million to Antares thereby reducing the liability to zero and paid or accrued $31,209 to Antares as a result of royalties received by the Company.  In 2008, the Company paid $462,500 to Antares as a result of the Azur sublicense of Elestrin and paid or accrued $21,830 to Antares as a result of royalties received by the Company.

Wake Forest License

In April 2002, the Company exclusively in-licensed from Wake Forest University and Cedars-Sinai Medical Center three issued U.S. patents claiming triple hormone therapy (the combination use of estrogen plus progestogen plus androgen, e.g. testosterone) and obtained an option to license the patents for triple hormone contraception.  The financial terms of the license include an upfront payment by the Company in exchange for exclusive rights to the license and regulatory milestone payments, maintenance payments and royalty payments by the Company if a product incorporating the licensed technology gets approved and subsequently marketed.  In July 2005, the Company exercised the option for an exclusive license for the three U.S. patents for triple hormone contraception.  The financial terms of this license include an upfront payment, regulatory milestone payments, maintenance payments and royalty payments by the Company if a product incorporating the licensed technology gets approved and subsequently marketed.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

11.                               COMMITMENTS (continued)

Future minimum maintenance payments due under this agreement are as follows:

Year	Minimum Amount Due
2009	60,000
2010	70,000
2011	80,000
2012	80,000
2013	80,000
2014	80,000
2015	80,000
Thereafter	120,000

Under the terms of the license agreement with the Wake Forest University and Cedars-Sinai Medical Center, the Company has the right to terminate the license at any time.

The Company has agreed to indemnify, hold harmless and defend Wake Forest University and Cedars-Sinai Medical Center against any and all claims, suits, losses, damages, costs, fees and expenses resulting from or arising out of exercise of the license agreement, including but not limited to, any product liability claims.  The Company has not recorded any liability in connection with this obligation as no events occurred that would require indemnification.

Aesthetic License

In February 2006, the Company signed an exclusive option and license agreement with Medical Aesthetics Technology Corporation for the use of the Company’s CaP technology in the field of aesthetic medicine.  Under the terms of the option and license agreement, MATC will use the Company’s CaP technology to develop products for commercialization in the field of aesthetic medicine, specifically, the improvement and/or maintenance of the external appearance of the head, face, neck and body.  In November 2007, the Company exercised its options under the license and signed a license agreement with MATC covering the use of the Company’s CaP as a facial filler (BioLook™) in aesthetic medicine.  Under the agreement, MATC is responsible for continued development of BioLook, including required clinical trials, regulatory filings and all manufacturing and marketing associated with the product.  In exchange for the license, the Company has taken an ownership position in MATC of about five percent of the common shares of MATC.  In addition to the ownership position, the Company may receive certain milestone payments and royalties as well as share in certain payments if MATC sublicenses the technology.  The Company recorded an investment asset and licensing revenue of $140,000 related to this license and ownership position in MATC.  The MATC investment is recorded using the cost-method.

12.                               FAIR VALUE MEASUREMENTS

The Company has adopted the fair value methods required under SFAS No. 157 to value its financial assets and liabilities.  As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

12.                               FAIR VALUE MEASUREMENTS (continued)

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.  The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk.

Financial assets recorded at fair value as of December 31, 2008 are classified in the table below in one of the three categories described above:

Description	December 31, 2008 Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for Sale Securities	$2,534,820	—	—	$2,534,820
Put Asset on Available for Sale Securities	465,180	—	—	465,180
Total	$3,000,000	—	—	$3,000,000

The Company’s auction rate securities investments and related put asset were classified as based on Level 3 inputs, due to the lack of currently observable market quotes, generally those obtained or corroborated through the auction process.  The Company determines the fair value using unobservable inputs based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, overall capital market liquidity, and expectations of early redemption of the securities.  Factors that may impact the Company’s valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, counterparty risk and ongoing strength and quality of market credit and liquidity.

At January 1, 2008, the value of the Company’s auction rate securities were based on observable prices in active markets and as such would have been considered based on Level 1 inputs.  At December 31, 2008, due to the failure of auctions during 2008, the Company’s remaining auction rate securities were valued based on Level 3 inputs.  As a result of these declines in fair value of the Company’s auction rate securities, which the Company attributed to liquidity issues affecting the credit markets associated with the securities rather than counterparty credit issues, the Company recorded an other-than-temporary impairment loss of $465,180 on its remaining auction rate securities investment, which was offset by a $465,180 gain on the right to sell the auction rate securities back to UBS at par value, both of which are recorded in other income.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

12.                               FAIR VALUE MEASUREMENTS (continued)

The Company made an election to record the asset related to its right to sell its remaining auction rate securities to UBS at fair value with gains and losses related to this instrument recorded in earning immediately pursuant to SFAS 159, Fair Value Option, so the right to sell the auction rate securities back to UBS would offset the change in value of the underlying auction rate securities investments during the period.  As a result, a gain of $232,480 related to the change in value of the put/right from October 14, 2008 (the date that the company entered into the settlement agreement) to December 31, 2008 has been recorded in other income.  If the company had not elected to record this instrument at fair value, its carrying value would have been $232,700 at December 31, 2008.

The table below presents a reconciliation of the level 3 fair value measurements, which are based on significant unobservable inputs, at December 31, 2008.  Both of the assets are recorded in investments.  The remaining investment balance of $26,334 is invested in a money market fund.

	Fair Value Measurements Using Significant Unobservable Inputs	Fair Value Measurements Using Significant Unobservable Inputs
	Auction Rate Securities	Put Asset Related to Auction Rate Securities
January 1, 2008	$—	$—
Transfers into Level 3	14,000,000	232,700
Purchases, redemptions, issuances or settlements	(11,000,000)	—
Total gains or losses (realized/unrealized) included in net loss	(465,180)	232,480
December 31, 2008	$2,534,820	$465,180

On January 8, 2009, pursuant to its rights to sell the auction rate securities to UBS at par value, the Company received $3.0 million principal plus accrued and unpaid interest from UBS.  No realized gains or losses were included in the Company’s statement of operations for the year ended December 31, 2008.

BIOSANTE PHARMACEUTICALS, INC.
Notes to the Financial Statements
December 31, 2008

13.                               SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly data for 2008 and 2007 is as follows:

	2008
	First	Second	Third	Fourth
Revenue	$62,997	$25,869	$82,212	$3,609,751
Research and development expenses	2,677,946	3,934,118	5,322,472	3,855,444
General and administrative expenses	1,325,493	1,593,156	1,438,816	767,469
Licensing expense	—	—	—	836,420
Operating loss	(3,950,215)	(5,513,714)	(6,690,835)	(1,858,878)
Net loss	(3,626,638)	(6,048,067)	(6,585,084)	(1,165,389)
Loss per share:
Basic and diluted	$(0.13)	$(0.22)	$(0.24)	$(0.05)

	2007
	First	Second	Third	Fourth

Revenue	$50,608	$69,446	$43,793	$329,307
Research and development expenses	987,470	1,405,647	1,145,764	1,212,432
General and administrative expenses	918,769	1,265,796	1,027,194	1,119,602
Licensing expense	—	—	—	—
Operating loss	(1,888,547)	(2,630,797)	(2,147,158)	(2,012,942)
Net loss	(1,817,018)	(2,400,309)	(1,693,044)	(1,674,064)
Loss per share:
Basic and diluted	$(0.08)	$(0.10)	$(0.06)	$(0.06)

14.                               SUBSEQUENT EVENT

Due to the Company’s continuing expenditures related to its research and development activities, including in particular the Phase III clinical study program for LibiGel, as well as additional expenditures incurred due to the Company’s efforts at pursuing strategic alternatives, including in particular a proposed stock-for-stock merger with Cell Genesys, Inc. (with which the Company entered into an agreement and plan of merger on June 29, 2009, and for which the Company is currently in the process of preparing customary filings with the U.S. Securities and Exchange Commission for purposes of submitting the proposed merger transaction for approval of the Company’s stockholders and the stockholders of Cell Genesys, Inc.), the Company has incurred higher than anticipated expenses and liabilities. In addition, the Company has not raised additional financing through an equity offering, which historically has been the Company’s primary method for raising additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company anticipates continuing to incur financial advisor, legal, tax and accounting fees and expenses in connection with its proposed merger with Cell Genesys, Inc. and expects to continue to incur significant research and development expenditures in its continuing Phase III clinical study program for LibiGel, as well as expenses for general and administrative areas for as long as sufficient funding remains. One of the primary reasons the Company is proposing to merge with Cell Genesys is the need for the Company to obtain additional funding to continue the Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives to access capital, especially in light of the state of the markets for equity offerings, which historically has been the Company’s method for raising additional financing. If the merger is completed, management believes that the cash resources of the combined company expected to be available at the closing of the merger will provide sufficient capital to maintain the Company’s projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.

The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

BIOSANTE PHARMACEUTICALS, INC.

Condensed Balance Sheets

June 30, 2009 and December 31, 2008 (Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,985,823	$11,760,920
Short-term investments	—	3,026,334
Accounts receivable	117,333	229,775
Prepaid expenses	836,505	1,070,051
Deferred acquisition costs	793,398	—
	7,733,059	16,087,080

PROPERTY AND EQUIPMENT, NET	752,970	814,894

OTHER ASSETS
Investment in MATC	140,000	140,000
Deposits	903,442	637,397
	$9,529,471	$17,679,371

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,550,227	$3,182,089
Due to licensor - Antares	16,200	5,393
Accrued compensation	285,084	290,583
Other accrued expenses	865,011	374,887
	3,716,522	3,852,952

STOCKHOLDERS’ EQUITY
Capital stock
Issued and outstanding
2009 - 391,286; 2008 - 391,286 Class C special stock	391	391
2009 - 27,042,764; 2008 - 27,042,764 Common stock	86,390,531	85,732,688
	86,390,922	85,733,079

Accumulated deficit	(80,577,973)	(71,906,660)
	5,812,949	13,826,419
	$9,529,471	$17,679,371

See accompanying notes to the condensed financial statements.

BIOSANTE PHARMACEUTICALS, INC.

Condensed Statements of Operations

Three and six months ended June 30, 2009 and 2008 (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

REVENUE
Licensing revenue	$—	$4,546	$—	$9,091
Grant revenue	29,714	10,242	92,657	35,890
Royalty revenue	85,449	11,081	90,934	26,485
Other revenue	—	—	—	17,400
	115,163	25,869	183,591	88,866

EXPENSES
Research and development	3,493,576	3,934,118	6,565,816	6,612,064
General and administration	1,208,956	1,593,156	2,238,158	2,918,649
Depreciation and amortization	33,333	12,309	62,579	22,082
	4,735,864	5,539,583	8,866,552	9,552,795

OTHER - Impairment of short term investments	—	660,200	—	660,200

OTHER - Interest income	—	125,847	11,648	449,424

NET LOSS	$(4,620,701)	$(6,048,067)	$(8,671,313)	$(9,674,705)

BASIC AND DILUTED NET LOSS PER SHARE (Note 4)	$(0.17)	$(0.22)	$(0.32)	$(0.36)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,434,050	27,232,272	27,434,050	27,209,082

See accompanying notes to the condensed financial statements.

BIOSANTE PHARMACEUTICALS, INC.

Condensed Statements of Cash Flows

Six months ended June 30, 2009 and 2008 (Unaudited)

	Six Months Ended June 30,
	2009	2008

CASH FLOWS (USED IN) OPERATING ACTIVITIES
Net loss	$(8,671,313)	$(9,674,705)
Adjustments to reconcile net loss to net cash (used in) operating activities
Depreciation and amortization	62,579	22,082
Impairment of short term investments	—	660,200
Employee & director stock-based compensation	641,318	559,886
Stock warrant expense - noncash	31,525	63,613
(Gain) on disposal of equipment	—	(951)
Changes in other assets and liabilities affecting cash flows from operations
Prepaid expenses and other assets	(32,499)	(873,471)
Accounts receivable	112,442	(6,726)
Accounts payable and accrued liabilities	(721,068)	2,110,694
Due to licensor - Antares	10,807	3,909
Deferred revenue	—	(9,091)
Net cash (used in) operating activities	(8,566,209)	(7,144,560)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES
Redemption of short term investments	3,037,982	2,000,000
Purchase of short term investments	(11,648)	(84,065)
Purchase of capital assets	(152,674)	(128,716)
Net cash provided by investing activities	2,873,660	1,787,219

CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES
Cash paid for acquisition related costs	(67,548)	—
Proceeds from sale or conversion of shares	(15,000)	33,970
Net cash (used in) provided by financing activities	(82,548)	33,970

NET (DECREASE) CASH AND CASH EQUIVALENTS	(5,775,097)	(5,323,371)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,760,920	15,648,948
CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,985,823	$10,325,577

SUPPLEMENTARY INFORMATION
Other information:
Accrued liabilities for deferred acquisition costs, noncash	$725,850	$—

See accompanying notes to the condensed financial statements.

BIOSANTE PHARMACEUTICALS, INC.

FORM 10-Q

JUNE 30, 2009

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.                                      DESCRIPTION OF BUSINESS

BioSante Pharmaceuticals, Inc. (the Company) is a specialty pharmaceutical company focused on developing products for female sexual health, menopause, contraception and male hypogonadism.  BioSante’s key products include: (1) LibiGel, a once daily transdermal testosterone gel in Phase III clinical development under a Special Protocol Assessment (SPA), for the treatment of female sexual dysfunction (FSD); (2) Elestrin, a once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration (FDA), indicated for the treatment of moderate-to-severe vasomotor symptoms (hot flashes) associated with menopause and marketed in the United States; (3) The Pill-Plus (triple hormone contraceptive), a once daily use of various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives; and (4) Bio-T-Gel, a once daily transdermal testosterone gel in development for the treatment of hypogonadism, or testosterone deficiency, in men.  The Company also is engaged in the development of its proprietary calcium phosphate nanotechnology, or CaP, primarily for aesthetic medicine, novel vaccines and drug delivery.

2.                                      BASIS OF PRESENTATION

The accompanying unaudited interim condensed financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (U.S.) for interim financial information and pursuant to the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (SEC).  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the accompanying unaudited condensed financial statements contain all necessary adjustments, which are of a normal recurring nature, to present fairly the financial position of the Company as of June 30, 2009, the results of operations for the three and six months ended June 30, 2009 and 2008, and the cash flows for the six months ended June 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.  Operating results for the three and six month periods ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

These unaudited interim condensed financial statements and notes should be read in conjunction with the audited financial statements and related notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The Company has evaluated all subsequent events through August 7, 2009, the date the financial statements were issued.

Because of continuing expenditures related to the Company’s research and development activities, including in particular the Phase III clinical study program for LibiGel, as well as additional expenditures incurred due to the Company’s efforts at pursuing strategic alternatives, including in particular a proposed merger with Cell Genesys, Inc. (with which the Company entered into an agreement and plan of merger on June 29, 2009, and for which the Company currently is in the process of preparing customary filings with the SEC for purposes of submitting the proposed merger transaction for approval of the Company’s stockholders and the stockholders of Cell Genesys, Inc.), the Company has incurred higher than anticipated expenses and liabilities.  In addition, the Company has not raised additional funding through an equity offering, which historically has been the Company’s primary method for raising additional financing.  As a result, in connection with the re-issuance of the Company’s financial statements for the year ended December 31, 2008 as a result of the Form S-4 registration statement to register the shares of the Company’s common stock to be issued in connection with the proposed Cell Genesys merger, the Company’s independent registered public accounting firm modified their report on the Company’s financial statements for the year ended December 31, 2008 to include an explanatory paragraph that expresses substantial doubt regarding the Company’s ability to continue as a going concern.  The Company’s financial statements for the year ended December 31, 2008, including a subsequent event footnote relating to the going concern modification, and the revised report of the Company’s independent registered public accounting firm were attached as exhibits to a Current Report on Form 8-K filed by the Company with the SEC on August 7, 2009.

3.                                      NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (Revised 2007) Business Combinations (“SFAS 141(R)”) which is effective for fiscal years beginning after December 15, 2008. SFAS 141(R) retains the underlying fair value concepts of its predecessor (SFAS No. 141), but changes the method for applying the acquisition method in a number of significant respects, including the requirement to expense transaction fees and expected restructuring costs as incurred, rather than including these amounts in the allocated purchase price; the requirement to recognize the fair value of contingent consideration at the acquisition date, rather than the expected amount when the contingency is resolved; and the requirement to recognize a gain in relation to a bargain purchase price, rather than reducing the allocated basis of long-lived assets. The Company adopted these standards on January 1, 2009.  Because these standards are generally applied prospectively, the effect of adoption on the Company’s financial statements will depend primarily on specific transactions, if any, completed after 2008.  See Note 6 for discussion of the anticipated accounting impact of the Company’s proposed merger with Cell Genesys.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165), which provides guidance on management’s assessment of subsequent events.  SFAS 165 clarifies that management must evaluate, as of each reporting period, events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date through the date that the financial statements are issued or are available to be issued.  SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  The Company adopted SFAS 165 for the three months ended June 30, 2009.  The implementation of SFAS 165 did not have a material impact on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”), establishing the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities.  SFAS 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles and is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Codification reorganizes current GAAP into a topical format that eliminates the current GAAP hierarchy and establishes instead two levels of guidance — authoritative and nonauthoritative.  On the effective date, all then-existing non-SEC accounting literature and reporting standards are superseded and deemed nonauthoritative.  The FASB will no longer update or maintain the superseded standards.  The Company will adopt this standard for its quarter ended September 30, 2009.  The adoption of the FAS 168 will not have a material impact on the Company’s financial statements.  However, because the

Codification completely replaces existing standards, it will affect the way GAAP is referenced by the Company in its financial statements.

4.                                      LIQUIDITY AND CAPITAL RESOURCES

Substantially all of the Company’s revenue to date has been derived from upfront, milestone and royalty payments earned on licensing and sublicensing transactions and from subcontracts.  To date, the Company has used primarily equity financing, licensing income and interest income to fund its ongoing business operations and short-term liquidity needs, and the Company expects to continue this practice for the foreseeable future, although the Company recently has proposed to merge with a company as an alternative method for raising financing.

The Company has not commercially introduced any products and does not expect to do so in the foreseeable future.  However, Nycomed US Inc. (Nycomed) (formerly Bradley Pharmaceuticals, Inc.), the Company’s former marketing sublicensee for Elestrin, commercially launched Elestrin in June 2007.  As a result, from June 2007 until the termination of the Company’s agreement with Nycomed and reacquisition of the rights to Elestrin in August 2008, the Company received royalties on net sales of Elestrin by Nycomed.  However, such royalties were minimal.  Pursuant to the termination, release and settlement agreement with Nycomed, the Company reacquired Elestrin and assumed all manufacturing, distribution and marketing responsibilities for Elestrin.  In December 2008, the Company entered into a sublicense agreement and an asset purchase agreement with Azur Pharma International II Limited (Azur) for the marketing of Elestrin and the sale of certain assets related to Elestrin.  Azur has agreed to promote Elestrin using its women’s health sales force that targets estrogen prescribing physicians in the U.S. comprised mostly of gynecologists.  In addition, Azur has agreed to minimum marketing expenditures in the first two years of the agreement.  Azur commercially re-launched Elestrin in the U.S. in April 2009.  The Company recognized royalty and other revenues from sales of Elestrin of $85,449 and $90,934 during the three and six month periods ended June 30, 2009, respectively.

The Company’s business operations to date have consisted mostly of licensing and research and development activities and the Company expects this to continue for the immediate future.  If and when the Company’s proposed products for which it has not entered into marketing relationships receive FDA approval, the Company may begin to incur other expenses, including sales and marketing related expenses if it chooses to market the products itself.  The Company currently does not have sufficient resources on a long-term basis to complete the FDA approval process or commercialization of any of its current or proposed products for which the Company has not entered into marketing relationships.  The Company expects the Phase III clinical study program of LibiGel, in particular, to continue to require significant resources.

In December 2008, the Company entered into a Committed Equity Financing Facility (CEFF) with Kingsbridge Capital Limited in which Kingsbridge has committed to purchase, subject to certain conditions and at the Company’s sole discretion, up to the lesser of $25.0 million or 5,405,840 shares of the Company’s common stock through the end of December 2010.  The Company may access capital under the CEFF by providing Kingsbridge with common stock at discounts ranging from eight to 14 percent, depending on the average market price of the Company’s common stock during the applicable pricing period.  Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for the Company’s common stock of $1.15 per share; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; continued effectiveness of the registration statement registering the resale of shares of common stock issued or issuable to Kingsbridge; and the continued listing of the Company’s common stock on the NASDAQ Global Market.  In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting the Company’s business, operations, properties or financial condition and if such condition continues for a period of 10 trading days from the date Kingsbridge provides the Company notice of such material and adverse event.  As of June 30, 2009, the Company had not sold any shares to Kingsbridge under the CEFF.

In light of the Company’s cash and cash equivalents balance of approximately $10.2 million at the end of first quarter 2009 and to save costs, the Company decided to delay screening new subjects for its LibiGel Phase III safety study; those women already enrolled continue in the study.  The delay in screening new subjects for the LibiGel Phase III safety study continued throughout the second quarter 2009.  The Company intends to reinitiate screening and enrollment in the safety study once it has secured adequate funding or closed the proposed merger with Cell Genesys, Inc. (described below).  Currently, the Company continues to screen for and enroll new subjects in the LibiGel Phase III efficacy trials.  This change in the Company’s clinical study screening likely will delay the eventual submission of a new drug application (NDA) for LibiGel.

On June 30, 2009, the Company announced that it had entered into a merger agreement with Cell Genesys, Inc. (Cell Genesys) pursuant to which Cell Genesys will merge with and into the Company, with the Company as the surviving company.  As a result of the merger, each share of Cell Genesys’s common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of the Company’s common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, the Company will issue an aggregate of approximately 17.7 million shares of its common stock to holders of Cell Genesys’s common stock and current Company stockholders will own approximately 60.4 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 39.6 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of the Company’s and Cell Genesys’s common stock remains unchanged until immediately prior to the effective time of the merger.  Assuming the merger closes on or before October 31, 2009, the Company anticipates that Cell Genesys will have approximately $21.5 million in cash and cash equivalents after the payment of Cell Genesys’s anticipated liabilities.  In addition, as of such date, it is anticipated that Cell Genesys will have outstanding, and if the merger is completed, the Company would assume, an aggregate of $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 and $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011.  The merger is subject to customary closing conditions, including stockholder approval, as well as a condition requiring Cell Genesys’s net cash, less certain expenses and liabilities, to be a specified minimum amount as of 10 calendar days prior to the anticipated closing date of the merger.  The merger is expected to be completed in late third or fourth quarter of 2009.   For additional discussion regarding the merger agreement with Cell Genesys, see Note 6.

One of the primary reasons the Company is proposing to merge with Cell Genesys is the Company’s need for additional funding to continue its Phase III clinical studies for LibiGel and the lack of other currently available acceptable alternatives for the Company to access capital, especially in light of the state of the markets for equity offerings, which historically has been the Company’s method for raising additional financing.  If the merger is completed, the Company expects that the cash resources of the combined company expected to be available at the closing of the merger would provide the Company sufficient capital to maintain its projected business operations through at least the next 12 months, including continued Phase III clinical development of LibiGel.

The Company had cash and cash equivalents of approximately $6.0 million at June 30, 2009.  If the merger with Cell Genesys is not completed or is delayed, the Company will need to raise additional financing immediately.  Even if the merger with Cell Genesys is completed, the Company likely will need to raise additional financing to continue its Phase III clinical studies for LibiGel, unless LibiGel is licensed or sold to another company.  Due to the current economic recession and market conditions, as well as the status of product development programs, there is uncertainty regarding whether additional financing will be available to the Company on favorable terms, or at all.  If adequate funds are not available or are not available on acceptable terms when needed, the Company may be required to delay, scale back or eliminate some or all of its programs designed to obtain regulatory approval of its proposed products, including most importantly, the Phase III clinical trial program for LibiGel.  As an alternative to raising additional financing, the Company may choose to sublicense LibiGel, Elestrin (outside the territories already sublicensed) or another product to a third party who may finance a portion or all of the continued development and, if approved, commercialization, sell certain assets or rights under the Company’s existing license agreements or enter into other business collaborations or combinations, including the possible sale of the Company.  The Company may be required to relinquish greater or all rights to its proposed products at an earlier stage of development or on less favorable terms than it otherwise would choose.  Failure to obtain adequate financing also may adversely affect the Company’s ability to operate as a going concern and cause the Company to significantly curtail or cease ongoing operations.  The accompanying unaudited interim condensed financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

5.                                      BASIC AND DILUTED NET LOSS PER SHARE

The basic and diluted net loss per share is computed based on the weighted average number of shares of common stock and class C special stock outstanding, all being considered as equivalent of one another. Basic net loss per share is computed by dividing the net loss by the weighted average number of shares outstanding for the reporting period.  Diluted net loss per share is intended to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  Because the Company has incurred net losses from operations in each of the periods presented, the Company’s outstanding options and warrants are antidilutive; accordingly, there is no difference between basic and diluted net loss per share amounts.  The computation of diluted net loss per share for the three and six months ended June 30, 2009 does not include options to purchase an aggregate of 2,736,691 and 2,753,358, respectively, shares of common stock with exercise prices ranging from $1.27 to $6.70 per share, and warrants to purchase an aggregate of 2,698,705 and 2,705,372, respectively, shares of common stock with exercise prices of $2.75 to $8.00 per share, because of their antidilutive effect on net loss per share.  The computation of diluted net loss per share for the three and six months ended June 30, 2008 does not include options to purchase an aggregate of 2,053,191 and 1,977,316, respectively, shares of common stock, with exercise prices ranging from $2.10 to $6.70 per share, and warrants to purchase an aggregate of 2,573,352 and 2,614,502, respectively, shares of common stock, with exercise prices ranging from $2.15 to $8.00 per share, because of their antidilutive effect on net loss per share.

6.                                      PROPOSED MERGER WITH CELL GENESYS

On June 29, 2009, the Company entered into an agreement and plan of merger with Cell Genesys, which provides that, upon the terms and subject to the conditions set forth in the merger agreement, Cell Genesys will merge with and into the Company, with the Company continuing as the surviving company.  Subject to the terms and conditions of the merger agreement, at the effective time of and as a result of the merger, each share of Cell Genesys’s common stock held immediately prior to the effective time of the merger will be converted into 0.1615 of a share of the Company’s common stock, subject to potential upward or downward adjustment, in accordance with a formula set forth in the merger agreement which is based on Cell Genesys’s net cash, less certain expenses and liabilities, on a date 10 calendar days preceding the anticipated closing date of the merger.  As a result of the merger, the Company will issue an aggregate of approximately 17.7 million shares of common stock to holders of Cell Genesys’s common stock and current Company stockholders will own approximately 60.4 percent of the outstanding common stock of the combined company and current Cell Genesys stockholders will own approximately 39.6 percent of the outstanding common stock of the combined company, assuming the 0.1615 exchange ratio is not adjusted and the number of outstanding shares of the Company’s and Cell Genesys’s common stock remains unchanged until immediately prior to the effective time of the merger.  No fractional shares of the Company’s common stock will be issued in connection with the merger, and holders of Cell Genesys’s common stock will be entitled to receive cash in lieu thereof.

At the effective time of the merger, all outstanding warrants to purchase Cell Genesys’s common stock that are unexercised which by their terms will survive the merger will be assumed by the Company and become warrants to purchase the Company’s common stock, except for a warrant issued by Cell Genesys which is subject to a warrant exchange agreement dated May 17, 2009, which will be cashed out pursuant to the terms thereof prior to the merger.  In addition, as of a date not less than 30 days prior to the anticipated effective time of the merger, all options to purchase Cell Genesys’s common stock, other than certain designated options held by Cell Genesys’s current officers, will become fully vested and exercisable until the merger is effective.  Upon the effective time of the merger, such unexercised options, other than the assumed options, will terminate, and the assumed options will become options to purchase the Company’s common stock.  In addition, as a result of the merger, the Company will assume the $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011 and the $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 issued by Cell Genesys, which will become convertible into shares of the Company’s common stock.  The underlying number of shares and the exercise or conversion price of these warrants, options and convertible notes will be adjusted based on the final exchange ratio used in the merger.  As a result of these adjustments and potential future issuances of the Company’s common stock after the merger, the Company will reserve an additional 5.5 million shares of its common stock, assuming the 0.1615 exchange ratio is not adjusted.

Consummation of the merger is subject to a number of conditions, including, but not limited to (i) the adoption and approval of the merger agreement by both the Company’s and Cell Genesys’s stockholders and the approval of the issuance of shares of the Company’s common stock in the merger by the Company’s stockholders; (ii) the effectiveness of a Form S-4 registration statement to be filed by the Company with the SEC to register the shares of the Company’s common stock to be issued in connection with the merger, which will contain a joint proxy statement/prospectus; (iii) Cell Genesys’s net cash, less certain expenses and liabilities, being a specified minimum amount as of 10 calendar days prior to the anticipated closing date of the merger, which amount varies depending upon the closing date of the merger; (iv) the execution by the Company of a supplemental indenture with the trustee under both the indenture dated as of October 20, 2004 for the 3.125% convertible senior notes due in November 2011 issued by Cell Genesys and under the indenture dated as of June 24, 2009 for the 3.125% convertible senior notes due in May 2013 issued by Cell Genesys (together, the “Indentures”); and (v) other customary closing conditions.

Each of Cell Genesys and the Company have made customary representations, warranties and covenants in the merger agreement, including among others, covenants that (i) each party will conduct its business in the ordinary course consistent with past practice during the interim period between the execution of the merger agreement and the consummation of the merger; (ii) each party will not engage in certain kinds of transactions or take certain actions during such period; (iii) Cell Genesys will convene and hold a meeting of its stockholders for the purpose of considering the adoption and approval of the merger agreement, (iv) the Company will convene and hold a meeting of its stockholders for the purpose of considering the adoption and approval of the merger agreement and the approval of the issuance of shares of the Company’s common stock in the merger; (v) the board of directors of Cell Genesys will recommend that its stockholders adopt and approve the merger agreement, subject to certain exceptions (vi) the board of directors of the Company will recommend that its stockholders adopt and approve the merger agreement and approve the issuance of shares of the Company’s common stock in the merger, subject to certain exceptions; and (vii) each party will take certain actions under the Indentures, including the execution by the Company of supplemental indentures as required under the terms of the Indentures.

The merger agreement contains certain termination rights for both the Company and Cell Genesys in certain circumstances. If the merger agreement is terminated due to certain triggering events specified in the merger agreement, Cell Genesys or the Company will be required to pay the other party a termination fee of $1.0 million. The merger agreement also provides that under specified circumstances, Cell Genesys or the Company may be required to reimburse the other party up to $500,000 for the other party’s expenses in connection with the transaction. Any expenses paid by such party will be credited against the termination fee if the termination fee subsequently becomes payable by such party.

Assuming the merger closes on or before October 31, 2009, the Company anticipates that Cell Genesys will have approximately $21.5 million in cash and cash equivalents after the payment of Cell Genesys’s anticipated liabilities.  In addition, as of such date, it is anticipated that Cell Genesys will have outstanding, and if the merger is completed, the Company would assume, an aggregate of $20.8 million in principal amount of 3.125% convertible senior notes due in May 2013 and $1.2 million in principal amount of 3.125% convertible senior notes due in November 2011.

The merger is expected to be completed in the late third or fourth quarter of 2009.  The merger is not intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

The Company anticipates that the merger will be accounted for under U.S. generally accepted accounting principles (U.S. GAAP) as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by the Company as of the completion of the merger based on their estimated fair values.  As Cell Genesys has substantially ceased its operations, the acquisition is not considered to be a business combination, and the allocation of the purchase price will not result in recognition of goodwill.  Following the completion of the merger, the future net income (loss) of the combined company will reflect charges resulting from the purchase price allocation related to the merger, which will include adjustments to carrying values of the acquired net assets based on the fair value of consideration measured as of the completion of the merger.

On July 1, 2009, a putative shareholder class action lawsuit was filed in California Superior Court in San Mateo County (Case No. 485528) naming Cell Genesys, Inc., its officers and directors, and the Company as defendants.  The lawsuit alleges that defendants breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to Cell Genesys’s stockholders in connection with the proposed merger between Cell Genesys and the Company, including by failing to engage in a fair process and obtain a fair price for the sale of Cell Genesys. Plaintiffs seek an order certifying the lawsuit as a class action, injunctive relief to enjoin the merger or, in the event the merger is completed, a rescission of the merger or rescissory damages. Plaintiffs further seek an accounting for all damages and an award of attorneys’ fees and costs.  On July 6, 2009, a second putative shareholder class action lawsuit naming the same parties and containing essentially identical allegations was filed in California Superior Court in San Mateo County (Case No. 485613).  On July 8, 2009, a third putative shareholder class action lawsuit was filed in California Superior Court in San Mateo County (Case No. 485528), which also named the same parties and contained essentially identical allegations as the two prior lawsuits.  On July 14, 2009, the parties to these three lawsuits filed a stipulation and proposed order consolidating the actions and appointing interim lead counsel, which was entered by the Court on July 15, 2009.

On July 6, 2009, a putative shareholder class action lawsuit was filed in The Court of Chancery of the State of Delaware (Case No. 4715-VCP) naming Cell Genesys, its officers and directors, and the Company as defendants and alleging that the proposed merger between Cell Genesys and the Company does not provide Cell Genesys’s stockholders fair compensation for the value of their stock.  Plaintiffs seek an order certifying the lawsuit as a class action, injunctive relief to enjoin the merger or, in the event the merger is completed, a rescission of the merger or rescissory damages.  Plaintiffs further seek an accounting for all damages and an award of attorneys’ fees and costs.  On July 27 and 28, 2009, Cell Genesys and the Company, respectively, filed motions to dismiss the Delaware action.

BioSante believes the actions are without merit and intends to defend the actions together with Cell Genesys vigorously.  Because these matters are in early stages and because of the complexity of these cases, the Company cannot estimate the possible loss or range of loss, if any associated with their resolution.  However, there can be no assurance that the ultimate resolution of these matters will not interfere with the Company’s proposed merger with Cell Genesys or result in a material adverse effect on the Company’s business, financial condition, results of operations or cash flows of a future period.

7.                                      LICENSE AGREEMENTS

In November 2006, the Company entered into an exclusive sublicense agreement for the marketing of Elestrin in the United States.  Upon execution of the sublicense agreement, the Company received an upfront payment of $3.5 million.  In addition, during 2007, Nycomed paid the Company $10.5 million triggered by the FDA approval of Elestrin in the U.S., which occurred in the fourth quarter of 2006.  Under the Company’s license agreement with Antares, the Company is required to pay Antares certain development and regulatory milestone payments and royalties based on net sales of any products the Company or its sub-licensees sell incorporating the licensed technology.  Specifically, the Company paid Antares 25 percent of all licensing-related proceeds and a portion of any associated royalties that the Company received, which the Company recognized as these payments were earned, based upon reported levels of Elestrin sales.  The aggregate $14.0 million received from Nycomed was recognized as revenue in 2006 since the entire $14.0 million was non-refundable, the Company had a contractual right to receive such payments, the contract price was fixed, the collection of the resulting receivable was reasonably assured and the Company had no further performance obligations under the license agreement.

On August 6, 2008, the Company and Nycomed entered into a termination, release and settlement agreement pursuant to which the exclusive sublicense agreement dated November 7, 2006 between the Company and Nycomed was terminated and the Company reacquired the rights to Elestrin effective immediately.  As a result, the Company paid Nycomed $100,000 and an additional $150,000 as a result of the December 2008 Elestrin sublicense to Azur as described below. Nycomed has agreed on behalf of itself and its affiliates not to market or sell any low-dose topical estrogen gel products for the treatment of menopausal hot flashes for a period of 12 months.  The agreement also provides for a mutual release between the parties and the survival of the confidentiality, indemnification and insurance provisions of the exclusive sublicense agreement for a period of five years.

In December 2008, the Company signed an exclusive agreement with Azur for the marketing of Elestrin in the United States.  Upon execution of the agreement, the Company received $3.325 million comprised of a $500,000 product licensing fee and $2.825 million for transfer of the Elestrin trademark and inventories, among other items.  The Company paid Antares $462,500 as a result of signing the Azur agreement.  The Company also is entitled to receive additional payments of up to an aggregate of $144.5 million if certain sales-based milestones are achieved.  In addition, Azur has agreed to pay to the Company royalties on sales of Elestrin ranging from 10 percent to 20 percent depending on the annual sales level.  Azur has agreed to market Elestrin using its women’s health and urology sales force of approximately 50 sales people that targets estrogen prescribing physicians in the U.S. comprised mostly of gynecologists.  In addition, Azur has agreed to minimum marketing expenditures in the first two years of the agreement.  In April 2009, the Company announced the initiation of sales and marketing activity of Elestrin by Azur.  Azur will market Elestrin to estrogen prescribing physicians, comprised mostly of gynecologists.  Azur recently increased its Women’s Health and Urology sales force to 65 people, in part to support the launch of Elestrin.

In December 2008, the Company signed an exclusive agreement with PharmaSwiss SA for the marketing of Elestrin in Israel.  PharmaSwiss is responsible for regulatory and marketing activities in Israel.  In June 2009, PharmaSwiss submitted a new drug application to the Israeli authorities based on the Company’s approved U.S. NDA (new drug application) and manufacturing information.  Approval in Israel is expected to take approximately one year from the date of such submission.

8.                                      STOCK-BASED COMPENSATION

The Company has two stockholder-approved equity-based compensation plans under which stock options have been granted and currently are outstanding — the BioSante Pharmaceuticals, Inc. Amended and Restated 1998 Stock Plan (1998 Plan) and the BioSante Pharmaceuticals, Inc. 2008 Stock Incentive Plan (2008 Plan) (collectively, the Plans).  The 2008 Plan replaced the 1998 Plan, which was terminated with respect to future grants upon the effectiveness of the 2008 Plan.  As of June 30, 2009, there were 2,000,000 shares of the Company’s common stock authorized for issuance under the 2008 Plan, subject to adjustment as provided in the 2008 Plan.  Of the 2,000,000 authorized shares, none had been issued and 901,500 shares were subject to outstanding stock options as of June 30, 2009.

The Company believes that equity-based incentives, such as stock options, align the interest of its employees, directors and consultants with those of its stockholders.  Options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant.  Outstanding employee stock options generally vest ratably over a period of three years and have 10-year contractual terms.  Certain of the Company’s employee stock options had performance condition-based vesting provisions which resulted in expense when such performance conditions were satisfied.  In these instances, stock-based compensation expense was recognized on the grant date in an amount equal to the fair value of the related options.

The non-cash, stock-based compensation cost that was incurred by the Company in connection with the Plans was $325,067 and $672,843 for the three and six months ended June 30, 2009, respectively,  and $329,760 and $623,499 for the three and six months ended June 30, 2008, respectively.  No income tax benefit was recognized in the Company’s statements of operations for stock-based compensation arrangements due to the Company’s net loss position.

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model.  The assumptions in the table below reflect the weighted average of all stock options granted during the six months ended June 30, 2009 and 2008.

	Six Months Ended June 30,
	2009	2008
Expected life in years	6.0 years	6.00 years
Annualized volatility	76.81%	67.69%
Discount rate – bond equivalent yield	2.76%	3.47%
Expected dividend yield	0.00%	0.00%

The Company uses a volatility rate calculation based on the closing price for its common stock at the end of each calendar month as reported by the NASDAQ Global Market.  Since the Company has a limited history with option exercises, the Company estimates the expected life of its options in a manner consistent with Staff Accounting Bulletin (SAB) 107, and SAB 110, which allows companies to use a simplified method to estimate the life of options meeting certain criteria.  The Company believes that the use of the simplified method provides a reasonable term for purposes of determining compensation costs for these grants, and expects to use the simplified method to estimate the expected life of future options for eligible grants.  The discount rate used is the yield on a United States Treasury note as of the grant date with a maturity equal to the estimated life of the option.  The Company has not in the past issued a cash dividend, nor does it have any current plans to do so in the future; therefore, an expected dividend yield of zero was used.

The Company expects all outstanding unvested stock options to vest in accordance with their normal vesting schedule.  A summary of activity under the Plans during the six months ended June 30, 2009 is presented below:

Options	Option Shares	Weighted Average Exercise Price
Outstanding December 31, 2008	2,038,191	$3.66
Granted	848,500	1.51
Exercised	—	—
Forfeited or expired	150,000	4.73
Outstanding June 30, 2009	2,736,691	$2.94
(weighted average contractual term)	7.85 years
Exercisable at June 30, 2009	1,379,191	$3.45
(weighted average contractual term)	6.00 years

The aggregate intrinsic values of the Company’s outstanding and exercisable options as of June 30, 2009 were $416,085 and $0 respectively, and as of June 30, 2008 were $2,591,356 and $1,361,234, respectively.

A summary of the Plans’ non-vested options at December 31, 2008 and activity under the Plans during the six months ended June 30, 2009 is presented below:

Options	Option Shares	Weighted Average Grant Date Fair- Value
Outstanding December 31, 2008	1,015,165	$3.74
Granted	848,500	1.51
Vested	(389,498)	3.60
Forfeited	(116,667)	4.42
Non-Vested at June 30, 2009	1,357,500	$2.43

As of June 30, 2009, there was $1,571,568 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plans.  The cost is expected to be recognized over a remaining weighted-average vesting period of 1.73 years.

There were no options exercised under the Plans for the six months ended June 30, 2009.

The following table summarizes the stock option-based compensation expense for employees and non-employees recognized in the Company’s statements of operations for each period:

	Three Months Ended June 30,
	2009	2008
Stock-Based Compensation Expense:
Research and development	$100,712	$91,259
General and administrative	204,487	209,852
Total stock-based compensation expense	$305,199	$301,111

	Six Months Ended June 30,
	2009	2008
Stock-Based Compensation Expense:
Research and development	$201,258	$175,641
General and administrative	440,060	384,245
Total stock-based compensation expense	$641,318	$559,886

In July 2007, the Company issued a warrant to purchase 180,000 shares of common stock to an investor relations firm in return for various investor relations services.  The warrant is exercisable at an exercise price equal to $8.00 per share with 50 percent of the underlying warrant exercisable on July 19, 2008 and the remaining 50 percent becoming exercisable on July 19, 2009.  The warrant is exercisable through and including July 18, 2010.  The Company uses the Black-Sholes pricing model to value this warrant consideration and remeasures the award each quarter until the measurement date is established.  During the six months ended June 30, 2009, the Company recorded $24,042 in non-cash general and administrative expense pertaining to this warrant.

In May 2008, the Company issued warrants to purchase an aggregate of 80,000 shares of common stock to two individuals, the sole principal and a key executive officer, of an investor and public relations firm in return for various investor and public relations services.  These warrants were originally exercisable at an exercise price equal to $4.78 per share with 1/12 of the warrants becoming exercisable on June 15, 2008 and the remainder becoming exercisable on a monthly basis thereafter through May 15, 2009 so long as the investor and public relations firm continued to provide services to the Company.  The Company terminated its relationship with the firm effective March 31, 2009, at which time 66,667 of the warrants were then exercisable.  The warrants that were exercisable as of March 31, 2009 will remain exercisable through and including May 14, 2011. The Company used the Black-Scholes pricing model to value this warrant consideration and re-measured the award each quarter until the measurement date was established.  During the six months ended June 30, 2009, the Company recorded $7,483 in non-cash general and administrative expense pertaining to these warrants.

9.                                      STOCKHOLDERS’ EQUITY

During the six months ended June 30, 2009, options to purchase an aggregate of 848,500 shares of the Company’s common stock were granted to certain employees of the Company and the Company’s non-employee directors.  No warrants were granted and no stock options or warrants were exercised during such period.

10.                               FAIR VALUE MEASUREMENTS

The Company has adopted the fair value methods required under SFAS No. 157, Fair Value Measurements, (SFAS No. 157) to value its financial assets and liabilities.  As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.  The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below presents a reconciliation of the level 3 fair value measurements, which are based on significant unobservable inputs, at June 30, 2009.

	Fair Value Measurements Using Significant Unobservable Inputs	Fair Value Measurements Using Significant Unobservable Inputs
	Auction Rate Securities	Put Asset Related to Auction Rate Securities
December 31, 2008	$2,534,820	$465,180
Transfers into Level 3	—	—
Purchases, redemptions, issuances or settlements	(2,534,820)	(465,180)
Total gains or losses (realized/unrealized) included in net loss	—	—
June 30, 2009	$—	$—

In January 2009, all $3.0 million of the Company’s then short-term investments were converted into cash and cash equivalents as a result of the sale of $3.0 million of the Company’s auction rate securities to UBS Financial Services, Inc. and its affiliates for full par value plus accrued but unpaid interest.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cell Genesys, Inc.

We have audited Cell Genesys, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Cell Genesys, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cell Genesys, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Cell Genesys, Inc. and our report dated March 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California

March 9, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cell Genesys, Inc.

We have audited the accompanying consolidated balance sheets of Cell Genesys, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cell Genesys, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cell Genesys, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California

March 9, 2009

CELL GENESYS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and share data)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$30,567	$23,588
Short-term investments	52,644	120,828
Short-term restricted cash and investments	1,899	—
Receivable from collaborative partner	6,506	—
Prepaid expenses and other current assets	2,740	3,932
Total current assets	94,356	148,348
Restricted cash and investments	991	2,890
Property and equipment, net	1,577	119,011
Unamortized debt issuance costs and other assets	1,049	3,143
Total assets	$97,973	$273,392
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,093	$4,268
Accrued compensation and benefits	819	7,730
Accrued restructuring	4,851	—
Other accrued liabilities	2,591	8,852
Deferred revenue	—	12,000
Warrant liability	633	—
Current portion of accrued income taxes	—	4
Current portion of capital lease obligation	—	1,711
Total current liabilities	10,987	34,565
Other liabilities	4,006	3,451
Non-current portion of accrued income taxes	—	6,192
Non-current portion of capital lease obligation	—	46,635
Convertible senior notes	70,867	145,000
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value: 5,000,000 shares authorized; none issued and outstanding in 2008 and 2007, respectively	—	—
Common stock, $.001 par value: 275,000,000 shares authorized; 86,809,651 and 78,473,876 shares issued and outstanding in 2008 and 2007, respectively	87	78
Additional paid-in capital	550,280	528,674
Accumulated other comprehensive loss	(164)	(88)
Accumulated deficit	(538,090)	(491,115)
Total stockholders’ equity	12,113	37,549
Total liabilities and stockholders’ equity	$97,973	$273,392

See accompanying notes

CELL GENESYS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share data)
Revenue	$94,571	$1,380	$1,364
Operating expenses:
Research and development	92,544	106,131	96,346
General and administrative	17,482	20,401	17,930
Impairment of long-lived assets	71,789	—	193
Restructuring charges	13,798	—	(82)
Total operating expenses	195,613	126,532	114,387
Loss from operations	(101,042)	(125,152)	(113,023)
Other income (expense):
Gain from purchase of convertible senior notes	42,668	—	—
Gain from revaluation of warrant liability	11,480	—	—
Gain on sale of Abgenix, Inc. common stock	—	—	62,677
Gain (loss) on sale of property and equipment	(401)	1,306	(2)
Interest and other income	4,048	9,021	7,497
Interest expense	(9,923)	(10,331)	(10,465)
Loss before income tax benefit (provision)	(53,170)	(125,156)	(53,316)
Income tax benefit (provision)	6,195	25,882	(29,613)
Net loss	(46,975)	(99,274)	(82,929)
Basic and diluted net loss per share	$(0.56)	$(1.39)	$(1.67)
Weighted average shares of common stock outstanding—basic and diluted	83,641	71,255	49,728

See accompanying notes

CELL GENESYS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated		Common
			Additional	Other		Stock	Total
	Common Stock		Paid-In	Comprehensive	Accumulated	Subscription	Stockholders’
	Shares	Amounts	Capital	Income (Loss)	Deficit	Receivable	Equity
	(In thousands, except price per share amounts)
Balances at December 31, 2005	45.559	$46	$375,700	$33,663	$(308,912)	$—	$100,497
Comprehensive loss:
Net loss	—	—	—	—	(82,929)	—	(82,929)
Change in net unrealized gain on available-for-sale securities, net of taxes	—	—	—	(34,041)	—	—	(34,041)
Total comprehensive loss							(116,970)
Issuance of common stock upon exercise of stock options and pursuant to the Employee Stock Purchase Plan	256	—	1,196	—	—	—	1,196
Issuance of common stock upon drawdown of committed equity financing facility at $3.07-$6.00 per share, net of issuance costs of $0.1 million	6,289	6	27,845	—	—	—	27,851
Issuance of warrant in connection with committed equity financing facility	—	—	1,324	—	—	—	1,324
Financing costs related to warrant issued in connection with committed equity financing facility	—	—	(1,324)	—	—	—	(1,324)
Issuance of common stock related to public offering, net of issuance costs of $0.3 million	5,750	6	25,017	—	—	—	25,023
Stock-based compensation	—	—	5,930	—	—	—	5,930
Common stock subscription receivable	—	—	1,200	—	—	(1,200)	—
Balances at December 31, 2006	57,854	58	436,888	(378)	(391,841)	(1,200)	(43,527)
Comprehensive loss:
Net loss	—	—	—	—	(99,274)	—	(99,274)
Change in net unrealized loss on available-for-sale securities, net of taxes	—	—	—	284	—	—	284
Foreign currency translation adjustment	—	—	—	6	—	—	6
Total comprehensive loss							(98,984)
Issuance of common stock upon exercise of stock options and pursuant to the Employee Stock Purchase Plan	322	—	913	—	—	—	913
Issuance of common stock upon drawdown of committed equity financing facility at $2.83-$4.08 per share, net of issuance costs of $0.1 million	9,487	9	30,133	—	—	—	30,142
Issuance of warrant in connection with committed equity financing facility	—	—	623	—	—	—	623
Financing costs related to warrant issued in connection with committed equity financing facility	—	—	(623)	—	—	—	(623)
Issuance of common stock related to registered direct offering, net of issuance costs of $4.6 million	10,811	11	50,130	—	—	—	50,141
Issuance of warrant in connection with registered direct offering	—	—	5,282	—	—	—	5,282
Stock-based compensation	—	—	6,528	—	—	—	6,528
Common stock subscription receivable	—	—	(1,200)	—	—	1,200	—
Balances at December 31, 2007	78,474	$78	$528,674	$(88)	$(491,115)	$—	$37,549
Comprehensive loss:
Net loss	—	—	—	—	(46,975)	—	(56,975)
Change in net unrealized loss on available-for-sale securities, net of taxes	—	—	—	(77)	—	—	(77)
Foreign currency translation adjustment	—	—	—	1	—	—	1
Total comprehensive loss							(47,051)
Issuance of common stock upon exercise of stock options and pursuant to the Employee Stock Purchase Plan	394	1	623	—	—	—	624
Issuance of common stock upon release of restricted stock awards	833	1	1,586	—	—	—	1,587
Issuance of common stock and warrant related to registered direct offering, net of issuance costs of $1.9 million	7,109	7	28,138	—	—	—	28,145
Less: fair value of the warrant issued in connection with registered direct offering classified as a derivative liability	—	—	(12,113)	—	—	—	(12,113)
Stock-based compensation	—	—	3,372	—	—	—	3,372
Balances at December 31, 2008	86,810	$87	$550,280	$(164)	$(538,090)	$—	$12,113

See accompanying notes

CELL GENESYS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Cash flows from operating activities:
Net loss	$(46,975)	$(99,274)	$(82,929)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,485	14,356	14,521
(Gain) loss on disposal of property and equipment	401	(1,306)	2
Gain on sale of Abgenix, Inc. common stock	—	—	(62,677)
Gain on sale of short-term investments	(14)	—	—
Stock-based compensation expense	4,884	6,528	5,930
Restructuring charges	75	—	—
Deferred income tax provision	—	—	26,815
Impairment of long-lived assets	71,789	—	193
Gain from purchase of convertible senior notes	(42,668)	—	—
Gain from termination of capital lease	(14,749)	—	—
Gain from revaluation of warrant liability	(11,480)	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,909	290	(178)
Receivable from collaborative partner	(6,506)	—	—
Accounts payable	(2,175)	1,908	458
Accrued compensation and benefits	(6,911)	1,910	1,421
Accrued restructuring	4,851	—	—
Deferred revenue	(12,000)	12,000	—
Other accrued liabilities	(5,908)	3,076	1,967
Accrued income taxes	(6,212)	(29,214)	2,798
Net cash used in operating activities	(57,204)	(89,726)	(91,679)
Cash flows from investing activities:
Purchases of short-term investments	(216,845)	(262,904)	(183,511)
Maturities of short-term investments	277,830	269,852	103,825
Sales of short-term investments	7,136	—	24,521
Conversion of restricted cash and investments	—	—	4
Capital expenditures	(1,107)	(4,542)	(2,046)
Proceeds from sale of property and equipment	499	2,207	138
Proceeds from sale of Abgenix, Inc. common stock	—	—	65,425
Net cash provided by investing activities	67,513	4,613	8,356
Cash flows from financing activities:
Repayment of convertible senior notes	(30,389)	—	—
Net proceeds from registered direct offering	28,145	55,423	—
Net proceeds from committed equity financing facility	—	30,142	27,851
Net proceeds from issuance of public offering	—	—	25,023
Proceeds from exercise of stock options	624	913	1,196
Payments under capital lease obligation	(1,711)	(1,475)	(1,193)
Net cash provided by (used in) financing activities	(3,331)	85,003	52,877
Net increase (decrease) in cash and cash equivalents	6,978	(110)	(30,446)
Effect of foreign exchange rates on cash and cash equivalents	1	6	—
Cash and cash equivalents, beginning of the year	23,588	23,692	54,138
Cash and cash equivalents, end of the year	$30,567	$23,588	$23,692
Supplemental cash flow information:
Interest paid	$9,197	$10,582	$10,158
Income tax paid	$12	$2,338	$—

See accompanying notes

CELL GENESYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In these notes, “Cell Genesys,” “we,” “us,” “our” and “the Registrant” refer to Cell Genesys, Inc.

1.                                      Organization and Summary of Significant Accounting Policies

Business activity

We are a biotechnology company that was focused on the development and commercialization of novel biological therapies for patients with cancer.  We were developing cell-based cancer immunotherapies and oncolytic virus therapies to treat different types of cancer.  Following the termination of both the VITAL-1 and VITAL-2 Phase 3 clinical trials of GVAX immunotherapy for prostate cancer, our lead product program, we implemented a substantial restructuring plan in October 2008 and are currently evaluating strategic alternatives for the business.

Deficiency letter from The Nasdaq Global Market

On October 21, 2008, we received a Nasdaq Staff Deficiency Letter, or Nasdaq Letter, indicating that we had become non-compliant with the minimum $1.00 bid price requirement for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rule 4450(a)(5) because the price of our stock closed below the minimum bid price of $1.00 per share for a period of 30 consecutive business days.

The Nasdaq Letter indicated that in light of extraordinary market conditions, Nasdaq had determined to suspend enforcement of the minimum bid price and market value of publicly held shares requirements through January 16, 2009.  Accordingly, the Nasdaq Letter stated that in accordance with Nasdaq Marketplace Rule 4450(e)(2), we have 180 calendar days from January 20, 2009, or until July 20, 2009, to regain compliance. Subsequently, on December 19, 2008, NASDAQ announced that given the continued extraordinary market conditions, NASDAQ is extending the suspension of the minimum bid price and market value of publicly held shares requirements through April 20, 2009.  Accordingly we now have until October 27, 2009 to regain compliance. In the event we do not regain compliance within this period, the Nasdaq Letter provided that we may consider applying to transfer to the Nasdaq Capital Market, which would allow us to take advantage of the further 180 day compliance period provided on the Nasdaq Capital Market, if we meet all requirements for initial listing on the Nasdaq Capital Market, except for the minimum bid price requirement.  If compliance is not demonstrated within the compliance period, the Nasdaq Letter indicated that the Nasdaq Staff will provide written notification that our common stock will be delisted, after which we may appeal the Nasdaq Staff determination to the Nasdaq Listing Qualifications Panel.  We are currently evaluating our alternatives to resolve the listing deficiency.  There can be no assurance that, if we do appeal the Nasdaq Staff’s Determination, that such appeal would be successful.

Principles of consolidation

Our consolidated financial statements include the accounts of Cell Genesys, Inc. and all wholly-owned subsidiaries.  Intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  Management makes estimates when preparing the financial statements including those related to revenue recognition, accrued but unbilled expenses for clinical trials, income taxes, long-term service contracts, stock-based compensation, warrant liability, fair value, asset impairment and contingencies.

Concentrations of risk

We are subject to concentration of risk from our investments.  Risk for investments is managed by the purchase of investment grade securities and the diversification of the investment portfolio among issuers and maturities.

Revenue recognition

Our revenues are derived principally from research and licensing agreements with collaborators. Revenue under such collaboration agreements typically includes up-front payments, cost reimbursements, milestone payments and license fees.  We evaluate whether the delivered element under these arrangements has value to our customer on a stand-alone basis and whether objective and reliable evidence of fair value of the undelivered item exists.  Deliverables that do not meet these criteria are treated as one unit of accounting for the purposes of revenue recognition.

Up-front payments:  Up-front payments from our research collaborations include in part payments for licenses, technology transfer and access rights.  Non-refundable up-front license fees and other payments under collaboration agreements where we cannot establish stand-alone value for the delivered license and where we have continuing involvement following the execution of the collaboration agreement are deferred and recognized on a straight-line or ratable method over the period of our continuing involvement unless we determine that another methodology is more appropriate.  We recognize cost reimbursement revenue under collaborative agreements as the related research and development services are rendered, which approximates when related costs are incurred, as provided for under the terms of these agreements.

Milestones:  Payments for milestones that are based on the achievement of substantive and at-risk performance criteria are recognized in full upon achievement of the incentive milestone events in accordance with the terms of the agreement.  Incentive milestone payments are triggered either by the results of our research efforts or by events external to us, such as regulatory approval to market a product or the achievement of specified sales levels by a marketing partner.  As such, the incentive milestones are substantially at risk at the inception of the agreement, and the amounts of the payments assigned thereto are commensurate with the milestone achieved.  Upon the achievement of an incentive milestone event, we have no future performance obligations related to that milestone payment.

License fees:  Non-refundable license fees where we have completed all obligations at the execution of the arrangement are recognized as revenue upon execution of the technology licensing agreement when delivery has occurred, collectibility is reasonably assured and the price is fixed and determinable.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally five to 15 years. Repair and maintenance costs are expensed as incurred.  Computer equipment is depreciated over a life of three years.  Property and equipment leased under capital leases are amortized over the shorter of the useful lives or the lease term. Amortization of capitalized leased equipment is included in depreciation expense.  Leasehold improvements are stated at cost and amortized over the shorter of the useful lives or the lease term.  Costs for assets under construction are classified as “construction in process” and such costs are reclassified to an appropriate fixed asset classification and depreciated when the asset is placed into service.

Asset Impairment

Our policy regarding long-lived assets is to evaluate the recoverability of our assets when the facts and circumstances suggest that the assets may be impaired.  This assessment of fair value is performed based on the estimated undiscounted cash flows compared to the carrying value of the assets.  If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

Unamortized debt issuance costs

Unamortized debt issuance costs relate to our convertible senior notes and are amortized over the life of the related debt.  Amortization expense totaled $0.7 million in each of the years ended December 31, 2008, 2007 and 2006, respectively, and is reported as interest expense.

Cash, cash equivalents and short-term investments

We invest our excess cash and short-term investments, including restricted cash and investments, with high credit quality United States and foreign financial institutions, and government and corporate issuers.  We limit the amount of credit exposure to any one issuer.  We consider all highly liquid investments with insignificant interest rate risk with original maturities of less than three months when purchased to be cash equivalents.  All investments are denominated in U.S. dollars.  We record our investments at fair market value, based on quoted market prices.

Our debt securities are classified as available-for-sale and carried at fair value. Management considers our investments in debt securities to be available for use in current operations.  As a result, all investments in debt securities are classified as current assets, even if the remaining maturity of the investment is more than one year beyond the balance sheet date.  The cost of securities sold is based on the specific identification method. Realized gains and losses and declines in value on securities classified as available-for-sale that are judged to be other than temporary are included in interest and other income (loss).  Unrealized gains and losses on securities classified as available-for-sale are recorded in accumulated other comprehensive income, net of tax..  We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such designation as of each balance sheet date.

We regularly review all of our investments for potential “other-than-temporary” declines in fair value.  We review the cause of the impairment, the creditworthiness of the security issuers, the number of securities in an unrealized loss position, as well as the severity and duration of the unrealized losses.  When we determine that the decline in fair value of an investment below its net carrying value is other-than-temporary, we reduce the carrying value of the securities by recognizing a loss in the amount of such decline.  No such reductions have been required during the past three years.

Restricted cash and investments as of December 31, 2008 relate to outstanding letters of credit which secure our former leased corporate headquarters facility in South San Francisco, California, and our leased cGMP manufacturing facility in Hayward, California. On January 2, 2009, we terminated our lease in South San Francisco, California and the landlord agreed to return and have cancelled the related $1.9 million letter of credit on or before March 16, 2009.  This letter of credit was reclassified to current assets as of December 31, 2008.

Fair value of financial instruments

The carrying amounts of financial instruments such as cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value because of the short maturities of these instruments.  The estimated fair value of our convertible senior notes is determined by using available market information and valuation methodologies that correlate fair value with the market price of our common stock which fair value is provided by a third party financial institution.  The fair value of our convertible senior notes as of December 31, 2008 and 2007 was approximately $27.3 million and $105.8 million, respectively.

Foreign Currency Translation

Our subsidiary located in the United Kingdom operated using the local currency as the functional currency.  Accordingly, all assets and liabilities of this subsidiary were translated using exchange rates in effect at the end of the period, and revenues and expenses were translated using average exchange rates for the period.  The resulting translation adjustments are presented as a separate component of accumulated other comprehensive loss.

The principal activity of our subsidiary located in the United Kingdom was to provide management of two Phase 3 clinical trials in prostate cancer in Europe.  We terminated all activities of the U.K. subsidiary as of December 31, 2008 as part of our restructuring plan.

Research and Development Expenses

We account for research and development costs in accordance with Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs,” and Emerging Issues Task Force, or EITF, Issue No. 07-03, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” or EITF 07-03.  For research and development activities in progress at January 1, 2008, costs were expensed as incurred including nonrefundable prepayments for research and development services.  On January 1, 2008, we adopted EITF 07-03 and changed our accounting policy. For new contracts entered into as of or subsequent to January 1, 2008, nonrefundable prepayments for research and development services are deferred and recognized as the services are rendered.  The adoption of EITF 07-03 did not have a significant impact on our results of operations or our financial position.

Fair Value

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or FAS 157.  FAS 157 defines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurements.  FAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities as well as for non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis in the financial statements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which provides a one year deferral of the effective date of FAS 157 for non-financial assets and liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually.  In October 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” or FSP 157-3, that clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP 157-3 is effective upon issuance, including prior periods for which the financial statements have not been issued.

On January 1, 2008, we adopted the provisions of FAS 157 on a prospective basis for our financial assets and liabilities.  FAS 157 requires that we determine the fair value of financial assets and liabilities using the fair value hierarchy established in FAS 157 and describes three levels of inputs that may be used to measure fair value, as follows:

•                  Level 1—Quoted prices in active markets for identical assets or liabilities.

•                  Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on our consolidated results of operations and financial condition.

In accordance with FAS 157, the following table represents the fair value hierarchy for our financial assets and liabilities (cash equivalents, investments and warrant liability) measured at fair value on a recurring basis as of December 31, 2008 (in thousands):

		Fair Value Measurements at December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$30,029	$—	$30,029	$—
Corporate notes	30,498	—	30,498	—
U.S. government and governmental agency obligations	22,146	—	22,146	—
Total assets	$82,673	$—	$82,673	$—
Liabilities:
Warrant liability (1)	$633	$—	$—	$633

(1)          Refer to the Common Stock and Warrant section of Note 8, “Stockholders’ Equity and Stock-Based Compensation” for valuation assumptions.

The table below includes a roll forward of the balance sheet amounts for the year ended December 31, 2008 (including the change in fair value), for financial instruments classified as Level 3 (the warrant liability). When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable components, observable components (that is, components that are actively quoted and can be validated to external sources). Accordingly, the gains in the table below include changes in fair value due in part to observable factors that are part of the methodology (in thousands):

Description	Year Ended December 31, 2008
Balance, beginning	$—
Purchases, issuances, and settlements	12,113
Total gains included in earnings (1)	(11,480)
Balance, ending	$633

(1)          Gain for the year ended December 31, 2008 related to the revaluation of the warrant liability from the date of the warrant issuance (May 14, 2008) through December 31, 2008. This gain is reflected in our consolidated statements of operations as a component of other income (expense).

Warrant Liability

We applied the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or FAS 133, Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,”

or FAS 150, and Emerging Issues Task Force Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” or EITF 00-19, in accounting for derivative financial instruments.

For a warrant classified as a derivative liability pursuant to FAS 133 and FAS 150, the fair value of the warrant is recorded on the consolidated balance sheet at inception of such classification and adjusted to fair value at each financial reporting date.  The changes in fair value of the warrant are recorded in the consolidated statements of operations as a component of other income (expense).  The fair value of the warrant is estimated using the Black Scholes option-pricing model.  The warrant will continue to be reported as a liability until such time as the instrument is exercised or is otherwise modified to remove the provisions which require this treatment, at which time the warrant is adjusted to fair value and reclassified from liabilities to stockholders’ equity.  If the warrant is reclassified as permanent equity, the fair value of the warrant would be recorded in stockholders’ equity and no further adjustment would be made in subsequent periods.

Net loss per share

Basic net loss per share is calculated using the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share includes the impact of potentially dilutive securities. As our potentially dilutive securities were anti-dilutive for all years presented, such securities have been excluded from the computation of shares used in computing diluted net loss per share.  These outstanding securities consisted of the following (in thousands):

	December 31,
	2008	2007	2006
Convertible senior notes	7,788	15,934	15,934
Outstanding stock options	8,615	9,429	8,368
Warrants to purchase common stock	11,490	2,959	375

Comprehensive loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes to our stockholders’ equity that are excluded from net loss, such as unrealized gains or losses on our available-for-sale securities and foreign currency translation adjustments.  The following table presents the calculation of comprehensive loss (in thousands):

	Year Ended December 31,
	2008	2007	2006
Net loss	$(46,975)	$(99,274)	$(82,929)
Other comprehensive income (loss):
Net unrealized gain (loss) on investments, net of taxes of zero in both 2008 and 2007 and $0.6 million in 2006	(77)	284	1,063
Net change in foreign currency translation gain (loss)	1	6	—
Less: reclassification adjustment for gains recognized in net loss, net of related tax of $27.5 million	—	—	(35,104)
Comprehensive loss	$(47,051)	$(98,984)	$(116,970)

Income taxes

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or FAS 109, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the implementation of FIN 48, we did not recognize any adjustment in the liability for unrecognized income tax benefits and, therefore, implementation of FIN 48 did not result in a cumulative adjustment to accumulated deficit.  As of the adoption date of January 1, 2007, we had $25.0 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized.  As of December 31, 2008, we had zero unrecognized tax benefits and $4.0 million as of December 31, 2007, all of which would affect our effective tax rate if recognized.  Our policy is to account for interest and penalties related to income tax matters in the income tax provision in the consolidated statement of operations. Accrued interest and penalties related to income tax matters are included within the related tax liability line in the consolidated balance sheet.  On the adoption date of January 1, 2007, we had $10.4 million of accrued interest and zero penalties related to tax contingencies recorded in the consolidated balance sheet.  We had zero accrued interest and penalties related to tax contingencies as of December 31, 2008.  We had accrued $2.2 million of interest and zero penalties related to tax contingencies as of December 31, 2007.

Segment reporting

Our operations are treated as one operating segment, as we report profit and loss information only on an aggregate basis to the chief operating decision-makers.

Stock-based compensation

We account for stock-based employee compensation plans under the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R.  FAS 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options and stock issued under our employee stock plans.  FAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in our Consolidated Statements of Operations.  We adopted FAS 123R using the modified prospective transition method, which requires that compensation expense be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption.  See Note 9, “Stockholders’ Equity and Stock-Based Compensation” for further information.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.  We reclassified impairment of long-lived assets from general and administrative expenses and presented it as a separate line item on our consolidated statements of operations.  The reclassification had no impact on our total operating expenses or our net loss.

Recent accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements,” or FAS 160. FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  FAS 160 also establishes additional reporting requirements that identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008.  We are currently evaluating the effect the adoption of FAS 160 will have on our consolidated financial statements.

In December 2007, the FASB ratified the final consensuses in Emerging Issues Task Force Issue No. 07-01, “Accounting for Collaborative Arrangements,” or EITF 07-01, which requires certain income statement presentation of transactions with third parties and of payments between parties to the collaborative arrangement, along with disclosure about the nature and purpose of the arrangement. EITF 07-01 is effective for us beginning January 1, 2009.  We have evaluated the impact of adopting EITF 07-01 on our consolidated financial statements and do not expect any impact on our results of operations or financial position.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, or FSP APB 14-1. FSP APB 14-1 addresses instruments commonly referred to as Instrument C from EITF 90-19, which requires the issuer to settle the principal amount in cash and the conversion spread in cash or net shares at the issuer’s option.  FSP APB 14-1 requires that issuers of these instruments account for their liability and equity components separately by bifurcating the conversion option from the debt instrument, classifying the conversion option in equity, and then accreting the resulting discount on the debt as additional interest expense over the expected life of the debt.  FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, and requires retrospective application to all periods presented. Early application is not permitted.  We have evaluated the impact of adopting FSP APB 14-1 on our consolidated financial statements and do not expect any impact on our results of operations or financial position.

2.                                      Restructuring Charges

In October 2008, in view of the termination of both the VITAL-1 and VITAL-2 Phase 3 clinical trials, we placed on hold the further development of GVAX immunotherapy for prostate cancer and following approval by the Board of Directors implemented a substantial restructuring plan that resulted in the reduction of our staff of 290 by approximately 80 percent as of December 31, 2008, and approximately 90 percent as of the date of this report, with further reductions anticipated in the first half of 2009 as additional activities are phased out.  In connection with this restructuring, we terminated our lease on our facility in South San Francisco, California, and temporarily relocated our corporate headquarters to Hayward, California. We paid the landlord a lease termination fee of $14.7 million in December 2008.  As a result, we recorded a restructuring charge of $13.8 million in the quarter ended December 31, 2008, related to our restructuring, including $14.3 million for workforce reduction costs, $0.1 million of non-cash stock-based compensation expense, and $14.1 million for lease termination costs offset by a $14.7 million gain from the termination of a capital lease.  At December 31, 2008, $4.9 million of termination benefits remained unpaid, which were classified under accrued restructuring liabilities on the consolidated balance sheet.

3.                                      Collaborative and License Agreements

We have derived substantially all of our revenues from collaborative and license agreements, as shown in the following table (in thousands):

	Year Ended December 31,
	2008	2007	2006
Takeda	$80,376	$—	$—
GBP IP, LLP	12,000	—	—
sanofi-aventis Group	1,000	1,000	1,000
Ceregene, Inc.	—	13	83
Other	1,195	367	281
	$94,571	$1,380	$1,364

Takeda Development and Commercialization Collaborative Agreement

We entered into a worldwide collaborative agreement with Takeda Pharmaceutical Company Limited, or Takeda, for the development and commercialization of GVAX immunotherapy for prostate cancer.  Under the terms of the agreement, effective March 31, 2008, we granted exclusive worldwide commercial rights to GVAX immunotherapy for prostate cancer for the prevention, diagnosis, and treatment of prostate cancer and other urological neoplasms or urological hyperplasias.  In exchange for these rights and in consideration for prior costs incurred by us in the development of GVAX immunotherapy for prostate cancer, Takeda made a non-refundable and non-creditable upfront payment of $50 million.  We received full payment of the $50 million in April 2008.

We applied EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, in evaluating the appropriate accounting for this agreement.  In accordance with this guidance, we identified the initial license transfer, certain development services and certain regulatory filing support as deliverables under this agreement and concluded that these deliverables should be accounted for as a single unit of accounting based upon the determination that these deliverables are linked and there is no objective and reliable evidence of the fair value of the undelivered items.  Therefore, the elements could not be accounted for separately. Since both our service and the benefit to Takeda were performed and realized consistently throughout the service period and were reflective of a consistent level of effort over the service period, and since benefit was realized consistently throughout, we amortized the upfront payment from Takeda ratably over the estimated term to complete the deliverables.

In October 2008, we terminated both the VITAL-1 and VITAL-2 Phase 3 clinical trials and placed on hold the further development of GVAX immunotherapy for prostate cancer.  Our decision to place on hold further development of GVAX immunotherapy for prostate cancer resulted in Takeda terminating our collaborative agreement in December 2008. Due to the termination of our collaborative agreement, all deliverables under this agreement were cancelled.  As a result, on December 1, 2008, we recognized as revenue the remaining balance of deferred revenue of $37.9 million of the upfront payment from Takeda.

Additionally, Takeda agreed to pay for all external development costs associated with the ongoing Phase 3 clinical development of GVAX immunotherapy for prostate cancer, including the cost of product, all internal and external additional development costs and all commercialization costs.  As of December 31, 2008, we have received payments from Takeda of $23.9 million for development costs.  We also have a receivable of $6.5 million, as of December 31, 2008, from Takeda for such costs incurred in the quarter ended December 31, 2008 which we collected in February 2009.  Future reimbursement revenue from Takeda will end during the first quarter of 2009 consistent with the wind-down activities associated with this agreement.

GBP IP, LLC Technology and Intellectual Property Agreement

In December 2007, we sold for $12.0 million all of our assets, intellectual property and previously established licensing agreements relating to our lentiviral gene delivery technology, commonly referred to as lentiviral vectors, to GBP IP, LLC, an affiliate of GBP Capital, the majority shareholder in privately held Lentigen Corporation.  We received full payment of $12.0 million in December 2007.  Under the agreement for the transaction, we retained our rights to use the technology for research and development purposes including potential future use with our cancer immunotherapy products.  We applied EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” in evaluating the appropriate accounting for this agreement.  We identified the delivery of biological materials (including certain GMP-compliant materials), intellectual property and previously established licensing agreements related to our lentiviral gene delivery technology as the primary deliverables under this agreement and concluded that these deliverables should be accounted for as a single unit of accounting based upon the determination that the remaining undelivered items did not have reliable and objective evidence of fair value.  Therefore, the elements could not be accounted for separately.  Recognition of revenue was deferred until we performed all of our obligations under the agreement which occurred during the three months ended March 31, 2008.

Gene activation technology licenses

In February 1997, we executed a license agreement with Aventis, now sanofi-aventis Group, for gene-activated erythropoietin, or EPO, and a second undisclosed protein.  In November 2008, sanofi-aventis Group informed us of its intention to terminate the portion of this license agreement that related to EPO. Previously, in late 2000, sanofi-aventis Group informed us of its intention to terminate the portion of this license agreement that related to the second undisclosed protein.  The agreement for gene-activated EPO provided for up to $26.0 million in milestone payments, as well as annual maintenance fees and any royalties on future sales of gene-activated EPO anywhere in the world.  As of December 31, 2008, we had received approximately $28.2 million under this license agreement, which included certain milestone payments relating to the development of gene-activated EPO which sanofi-aventis Group is developing in collaboration with Transkaryotic Therapies, Inc., now owned by Shire Pharmaceuticals Group plc. We recognized revenues of $1.0 million in each of the years ended December 31, 2008, 2007 and 2006 pursuant to the agreement.

Other

We also recognized revenue of $0.8 million from a sublicense of certain patents related to the hemophilia and lysosomal storage disorder technology during the year ended December 31, 2008, compared to zero for each of the years ended December 31, 2007 and 2006.

4.                                      Investments

The following is a summary of our available-for-sale securities at December 31, 2008 and 2007 (in thousands):

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$30,029	$—	$—	$30,029
Corporate notes	30,390	111	(3)	30,498
U.S. government agencies	22,008	138	—	22,146
	$82,427	$249	$(3)	$82,673
Classified as:
Cash equivalents				$30,029
Short-term investments				52,644
				$82,673

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$20,018	$—	$—	$20,018
Corporate notes	93,475	314	(19)	93,770
Asset backed securities	26,426	26	—	26,452
U.S. government agencies	605	1	—	606
	$140,524	$341	$(19)	$140,846
Classified as:
Cash equivalents				$20,018
Short-term investments				120,828
				$140,846

As of December 31, 2008, we only had one security that had an unrealized loss and received full value when this corporate note matured on March 4, 2009.  The gross unrealized loss in our portfolio of investments represented approximately 0.004% of the total fair value of the portfolio as of December 31, 2008.  During the year ended December 31, 2008, we sold three credit card asset-backed debt securities issued by one issuer with a book value of $7.1 million based on possible future credit concerns.  These three securities comprised our entire holdings from this issuer. We realized gains of $13,986 from the sale of these securities.

All of our available-for-sale securities have a maturity date in 2009.

5.                                      Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2008	2007
Machinery, furniture and equipment	$19,663	$30,803
Leasehold improvements	35,220	101,553
Assets held for sale	735	—
Property and equipment under capital lease obligation	—	52,361
Construction in process	—	3,261
	55,618	187,978
Accumulated depreciation and amortization—assets held for sale	(711)	—
Accumulated depreciation and amortization—assets held in use	(53,330)	(68,967)
	$1,577	$119,011

In December 2008, as part of our restructuring, we entered into a lease termination agreement with the landlord to terminate the lease of our South San Francisco, CA, corporate headquarters.  We paid the landlord a termination fee of $14.7 million, which included a license to use the facility in January 2009.  We classified $0.6 million of the $14.7 million termination fee as prepaid rent, as of December 31, 2008.  We recorded a $14.7 million gain from the termination of a capital lease.  The gain was recorded as a credit to restructuring charge as of December 31, 2008 and is an offset to the termination fee.

In connection with the lease termination, the landlord took possession and ownership of the leasehold improvements, equipment and furniture in our South San Francisco facility on the lease termination date. Accordingly, we recorded a $23.8 million impairment charge and shortened the estimated life of these assets to December 2008.  In addition, we sold a portion of our lab equipment located in our South San Francisco facility for $0.5 million in December 2008.  The net book value of the assets sold was $0.8 million, resulting in a loss on sale of $0.3 million.

As a result of the termination of both the VITAL-1 and VITAL-2 Phase 3 clinical trials and ending further development of GVAX immunotherapy for prostate cancer, we recorded a $45.7 million impairment charge related to leasehold improvements, equipment and other assets in our Hayward and Memphis facilities that were previously capitalized and deemed not recoverable as we determined that the carrying value exceeded the fair value of the assets.  The $45.7 million charge was included in impairment of long-lived assets on the consolidated statement of operations for the year ended December 31, 2008.

Additionally, we reclassified certain computer equipment to held for sale and ceased the depreciation of these assets as of December 31, 2008.  We recorded a $43,000 impairment charge against this equipment as we determined that the carrying value exceeded the fair value of the assets.  The $43,000 charge was included in impairment of long-lived assets on the consolidated statement of operations for the year ended December 31, 2008.

In the quarter ended December 31, 2008, we recorded a $2.1 million impairment charge related to certain intangible assets and construction in process that were previously capitalized and deemed not recoverable as we abandoned these projects due to our restructuring.  In addition, we also recorded $0.1 million of impairment charges during the first six months of the year ended December 31, 2008 due to discontinuation of various capital projects.  These charges were included in impairment of long-lived assets expenses for the year ended December 31, 2008.

In May 2007, we sold a portion of our leasehold improvements and equipment located in our Memphis facility for $2.2 million in cash. Such property was related to manufacturing activities which were no longer being carried out at this facility.  The net book value of the assets sold was $0.8 million, resulting in a gain on sale of $1.4 million.

Accumulated amortization related to capital lease assets was zero and $17.0 million as of December 31, 2008 and 2007, respectively.

6.                                      Convertible Senior Notes and Other Debt Financings

In October 2004, we entered into a purchase agreement with initial purchasers relating to the private placement of $110.0 million aggregate principal amount of our 3.125% Convertible Senior Notes due in 2011, or Notes.  We granted the initial purchasers a 30-day option to purchase up to an additional $35.0 million principal amount of the notes, which the purchasers elected to exercise in full in November 2004.  We received approximately $139.9 million in net proceeds, after deducting the initial purchasers’ discount and estimated offering expenses.  We used a portion of the net proceeds to repay bank debt of $60.0 million related to an asset-backed debt financing obligation acquired from Fleet Bank in December 2001 in connection with the construction of our manufacturing facility in Hayward, California, and to repay $35.0 million in term loans acquired in September 2003 from Silicon Valley Bank.  We recorded interest expense including the amortization of debt issuance costs related to our convertible senior notes of $5.0 million for the year ended December 31, 2008.  We recorded interest expense including the amortization of debt issuance costs related to our convertible senior notes of $5.3 million for the each of the two years ended December 31, 2007 and 2006.  Interest on the notes is payable on May 1 and November 1 each year until the notes are converted or redeemed. The notes are due in 2011.

Under certain circumstances, we may redeem some or all of the notes on or after November 1, 2009 at a redemption price equal to 100% of the principal amount of the notes. Holders of the notes may require us to repurchase some or all of their notes if a fundamental change (as defined in the indenture governing the notes) occurs, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (and additional amounts, if any) to the repurchase date.  The notes are convertible into our common stock, initially at the conversion price of $9.10 per share, equal to a conversion rate of 109.8901 shares per $1,000 principal amount of notes, subject to adjustments for stock dividends, stock splits, and other similar events.

In October 2008, we repurchased an aggregate of $26.3 million face value of our Notes, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of the Notes, for aggregate consideration of $10.5 million in cash, plus accrued but unpaid interest. In November 2008, we commenced a tender offer in which we offered to purchase up to $80 million aggregate principal amount of our outstanding Notes at a price not greater than $400 nor less than $340 per $1,000 principal amount, plus accrued and unpaid interest. In December 2008, as a result of the tender offer, we repurchased an aggregate of $47.8 million face value of the Notes, at an overall discount of 60 percent from face value, for aggregate consideration of approximately $19.1 million in cash, plus accrued but unpaid interest.  We recorded a net gain of $42.7 million, or $0.51 per basic and diluted share, from the purchase of debt comprised of a gross gain of $44.6 million less transaction costs of $0.8 million and $1.1 million of unamortized debt issuance costs related to the repurchased Notes.

As of December 31, 2008, there was $70.9 million aggregate principal amount of Notes outstanding, and $1.0 million of unamortized debt issuance costs remaining to be amortized as interest expense.

7.                                      Leases

Operating leases

We lease certain of our facilities and equipment under non-cancelable operating leases which generally require us to make minimum lease payments as well as to reimburse the lessor for real estate taxes, insurance and maintenance expenses.  The Hayward facility lease expires in 2017 and contains options for renewal.  In March 2009, we entered into agreements to terminate our Hayward manufacturing facility leases. The termination agreements are subject to certain conditions. Subject to fulfillment or waiver of these conditions, the leases will terminate by March 31, 2009. In consideration of the early termination of the leases, we will pay the landlords an aggregate amount of $3.6 million and issue one million shares of our common stock..  The Memphis facility lease expires in April 2009 and we do not intend to renew.  Rent expense under operating leases was $3.6 million, $4.4 million, and $3.8 million in 2008, 2007, and 2006, respectively.  In May 2007, we sold a portion of our leasehold improvements and equipment located in our Memphis facility.  We amended our existing lease for the Memphis facility with the landlord, and the buyer entered into a separate lease with the landlord for a majority portion of the facility.

Future minimum payments under non-cancelable operating lease obligations as of December 31, 2008 are as follows (in thousands):

Operating Leases
Year ending December 31:
2009	$1,691
2010	2,022
2011	2,721
2012	2,830
2013	2,944
2014 and beyond	11,532
Total minimum payments	$23,740

8.                                      Stockholders’ Equity and Stock-Based Compensation

Common stock and warrant

In September 2006, we completed an underwritten public offering and sold 5.8 million shares of our common stock, resulting in net proceeds of $25.0 million.  These offerings were pursuant to our shelf registration statement filed in February 2003, which allowed us to offer up to $150.0 million of securities in one or more public offerings.  In April 2007, we used the remaining registered amount under this shelf registration statement to raise net proceeds of $55.4 million in a registered direct offering of 10.8 million shares of our common stock at $5.55 per share and warrants to purchase 2.2 million shares of our common stock at a price of $7.18 per share from selected institutional investors.

On May 16, 2007, our new shelf registration statement was declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, which allows us to offer up to $150.0 million of securities on short notice in one or more public offerings under the Securities Act of 1933, as amended.  As of December 31, 2008, $120 million is available for issuance under this shelf registration statement.

In May 2008, we received net proceeds of approximately $28.1 million in a registered direct offering, after deducting placement agents’ fees and stock issuance costs of approximately $1.9 million, from the sale of 7.1 million shares of our common stock at $4.22 per share and warrants to purchase 8.5 million shares of our common stock at a price of $10.00 per share.  The offering was made pursuant to our effective May 2007 shelf registration statement on Form S-3.  These warrants became exercisable on November 14, 2008 for a period of seven years thereafter.  The fair value on the date of issuance of the warrants was determined to be $12.1 million using the Black-Scholes option valuation model applying the following assumptions: (i) a risk-free rate of 3.6%, (ii) an expected term of 7.5 years, (iii) no dividend yield and (iv) a volatility of 55%.  The warrants are classified as a derivative liability pursuant to FAS 133 and FAS 150.  Therefore, the fair value of the warrants is recorded on the consolidated balance sheet as a liability and will be adjusted to fair value at each financial reporting date thereafter.  As of December 31, 2008, the fair value of warrants was determined to be $0.6 million using the Black-Scholes option valuation model applying the following assumptions: (i) a risk-

free rate of 1.9%, (ii) an expected term of 6.9 years, (iii) no dividend yield and (iv) a volatility of 101%.  For the year ended December 31, 2008, due to the decreases in fair value of the warrants we recorded gains of $11.5 million to other income.

Committed Equity Financing Facility

In March 2006, we entered into a Committed Equity Financing Facility, or 2006 CEFF, with Kingsbridge Capital Limited, or Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to the lesser of 8.7 million shares of our common stock or an aggregate of $75.0 million during the three years following the entry into the 2006 CEFF.  Under the 2006 CEFF, we were able to draw down in tranches of up to a maximum of 2.5 percent of the closing market value of our common stock on the last trading day prior to the commencement of the drawdown, or $15.0 million, whichever is less, subject to certain conditions.  The purchase price of these shares was discounted between 6 to 10 percent from the volume weighted average price of our common stock for each of the eight trading days following the election to sell shares.  Kingsbridge was not obligated to purchase shares at prices below $3.00 per share or at a price below 85% of the closing market value of our common stock on the trading day immediately preceding the commencement of the drawdown.

In connection with the 2006 CEFF, we issued to Kingsbridge a warrant to purchase 0.4 million shares of our common stock at a price of $9.12 per share exercisable beginning on September 14, 2006 for a period of five years thereafter.  The fair value of the warrant was determined on the date of issuance using the Black-Scholes option valuation model applying the following assumptions: (i) a risk-free rate of 4.68%, (ii) an expected term of 5.5 years, (iii) no dividend yield and (iv) volatility of 57%.  The estimated fair value of this warrant was $1.3 million, which was recorded as a contra-equity amount in additional paid-in capital in March 2006. In 2006, we received net proceeds of $27.9 million from the sale of 6.3 million shares of our common stock under the 2006 CEFF.  In January 2007, we received net proceeds of $7.1 million from the sale of 2.4 million shares of our common stock under the 2006 CEFF, which concluded the 2006 CEFF. We received cumulative net proceeds of $35.0 million from the sale of 8.7 million shares of our common stock under the 2006 CEFF.

In February 2007, we entered into a new CEFF, or 2007 CEFF, with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to the lesser of 11.6 million shares of our common stock or an aggregate of $75.0 million during the three year period following entry into the 2007 CEFF.  Under the 2007 CEFF, we are able to draw down in tranches of up to a maximum of 2.5 percent of our closing market value of our common stock on the last trading day prior to the commencement of the drawdown, or $15.0 million, whichever is less, subject to certain conditions.  In addition, subject to the $15.0 million limit, we can issue up to 3.5% of our market capitalization once per fiscal quarter.  The purchase price of these shares is discounted between 6 to 10 percent from the volume weighted average price of our common stock for each of the eight trading days following the election to sell shares.  Kingsbridge is not obligated to purchase shares at prices below $1.75 per share or at a price below 85% of the closing share price of our stock on the trading day immediately preceding the commencement of the drawdown.

In connection with the 2007 CEFF, we issued to Kingsbridge a warrant to purchase 0.4 million shares of our common stock at a price of $4.68 per share exercisable beginning on September 5, 2007 for a period of five years thereafter.  The fair value of the warrant was determined on the date of issuance using the Black-Scholes option valuation model applying the following assumptions: (i) a risk-free rate of 4.80%, (ii) an expected term of 5.5 years, (iii) no dividend yield and (iv) volatility of 55%.  The estimated fair value of this warrant was $0.6 million which was recorded as a contra-equity amount in additional paid-in capital in February 2007.  During the year ended December 31, 2007, we received net proceeds of $23.0 million from the sale of 7.1 million shares of our common stock under the 2007 CEFF.  There was no drawdown for the year ended December 31, 2008. Since inception of the 2007 CEFF, we received net proceeds of $23.0 million from the sale of 7.1 million shares of our common stock.  As of December 31, 2008, there were approximately 4.5 million shares of our common stock remaining that may be sold under the 2007 CEFF.  However,

Kingsbridge is not obligated to purchase shares at prices below $1.75 per share, which our common stock was trading below as of December 31, 2008, or at a price below 85% of the closing share price of our stock on the trading day immediately preceding the commencement of the drawdown.

Stock option plans

Prior to May 2005, we had five approved stock option plans: the 1989, 1992, and 1998 Incentive Stock Option Plans, the 2001 Nonstatutory Option Plan and the 2001 Non-Employee Directors Stock Option Plan, or collectively, the Prior Plans.  Under the Prior Plans, incentive stock options and non-qualified stock options were granted to eligible employees, directors and consultants to purchase shares of our common stock at no less than the fair market value of the underlying common stock as of the date of grant.  Options granted under these plans have a maximum term of ten years and generally vest over four years at the rate of 25 percent one year from the date of grant and 1/48 monthly thereafter.  The 1998 Incentive Stock Option Plan replaced the 1989 and 1992 Incentive Stock Option Plans which expired and were retired in 1999 and 2002, respectively.

Amended 2005 Equity Incentive Plan:    In May 2005, our stockholders approved the 2005 Equity Incentive Plan, or the 2005 Plan, at which time 1.0 million new shares of common stock were authorized for issuance.  The 2005 Plan replaced our 1998 Incentive Stock Option Plan, the 2001 Nonstatutory Option Plan and the 2001 Non-Employee Directors Stock Option Plan.  Upon approval of the 2005 Plan, shares in the Prior Plans that had been reserved but not issued were reserved for issuance under the 2005 Plan.  Since such approval, shares that would otherwise return to the Prior Plans as a result of option cancellations are rolled into and are reserved for issuance under the 2005 Plan.  No additional grants are made under the Prior Plans.  On June 19, 2007, our stockholders approved an amendment to the 2005 Plan to increase the number of shares reserved for issuance by 3.5 million.

The 2005 Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights, performance units and performance shares and other stock awards to eligible employees, directors and consultants.  We generally grant options to purchase shares of common stock under the 2005 Plan at no less than the fair market value of the underlying common stock as of the date of grant.  Options granted under the 2005 Plan have a maximum term of ten years and generally vest over four years at the rate of 25 percent of total shares underlying the option upon the one year anniversary of the date of grant and 1/48 of the total shares monthly thereafter.  As of December 31, 2008, there were 4.1 million shares available for grant under the 2005 Plan.

FAS 123R

Stock-based compensation expense recognized during 2008, 2007 and 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures.  FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Total stock-based compensation expense recognized under FAS 123R was as follows (in thousands, except per share data):

	Year Ended December 31,
	2008	2007	2006
Research and development	$3,566	$5,058	$4,640
General and administrative	1,318	1,470	1,290
Total stock-based compensation expense	$4,884	$6,528	$5,930
Effect on earnings per share—basic and diluted	$(0.06)	$(0.09)	$(0.12)

As of December 31, 2008, total compensation cost related to nonvested stock options not yet recognized was $2.5 million, the majority of which is not expected to be recorded to stock-based compensation expense as we do not expect the majority of these stock options to vest due to our substantial restructuring plan.  Total compensation cost related to restricted stock units not yet recognized was $0.1 million, which is expected to be allocated to expense over a weighted-average period of six months.

Employee Stock-Based Compensation Valuation Assumptions

The compensation expense related to stock options was determined using the Black-Scholes option valuation model.  Option valuation models require the input of subjective assumptions and these assumptions can vary over time.  The weighted-average assumptions used were as follows:

	Options			Employee Stock Purchase Plan
	Year Ended December 31,			Year Ended December 31,
	2008	2007	2006	2008	2007	2006
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual risk free rate of return	2.56%	4.52%	4.82%	2.53%	4.86%	4.37%
Expected volatility	0.58	0.55	0.57	0.62	0.48	0.48
Expected term (years)	5.3	5.2	5.1	1.2	1.4	1.0

In estimating the expected term, we considered our historical stock option exercise experience including forfeitures, our post vesting termination pattern and the term of the options outstanding.  The expected term of employee stock purchase plan rights is the average of the remaining purchase periods under each offering period.  The annual risk free rate of return was based on the U.S. Treasury constant maturity rates with similar terms to the expected term of the stock option awards or of the employee stock purchase plan rights.  We based our determination of expected volatility on our historical stock price volatility over the expected term.  The fair value of the restricted stock units was estimated based upon the closing sales price of our common stock on the grant date.  These restricted stock units will be fully vested and become unforfeitable on the first anniversary of the grant date. No compensation expense will be recognized for restricted stock units that do not vest.

Stock option activity

A summary of the status of our stock option plan as of December 31, 2008, 2007 and 2006 and changes during the periods then ended is presented in the table below:

	Year ended December 31,
	2008		2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(In thousands)		(In thousands)		(In thousands)
Outstanding, beginning of year	8,563	$8.86	8,368	$10.08	8,087	$11.18
Granted	2,517	$1.85	1,542	$3.20	1,640	$5.83
Exercised	(7)	$2.23	(7)	$5.38	(74)	$4.83
Forfeited or expired	(2,490)	$4.02	(1,340)	$9.95	(1,285)	$11.87
Outstanding, end of year	8,583	$8.22	8,563	$8.86	8,368	$10.08
Exercisable, end of year	7,152	$9.32	6,237	$10.41	6,040	$11.33
Weighted average grant date fair value		$0.97		$1.70		$3.15

The total fair value of options that vested during the year ended December 31, 2008 was $3.1 million. The total intrinsic value of options exercised during the year ended December 31, 2008 was $5,000.  Cash proceeds from the exercise of stock options were $16,000 for the year ended December 31, 2008.  As of December 31, 2008, the aggregate intrinsic value of the stock options outstanding was zero.

The following table summarizes information about stock options outstanding as of December 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual ife (in years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(In thousands)			(In thousands)
$ 0.23-$ 0.23	10	0.3	$0.23	10	$0.23
$ 0.98-$ 1.84	1,466	4.4	$1.84	569	$1.84
$ 2.33-$ 4.66	1,376	2.8	$3.41	1,019	$3.46
$ 4.81-$ 6.07	1,462	2.6	$5.86	1,298	$5.84
$ 6.19-$ 9.14	1,504	1.7	$7.53	1,491	$7.53
$ 9.50-$14.04	1,452	1.5	$12.31	1,452	$12.31
$14.07-$42.63	1,313	1.1	$19.34	1,313	$19.34
	8,583	2.4	$8.22	7,152	$9.32

Restricted Stock Units

During 2007, we issued 876,550 restricted stock units under our 2005 Equity Incentive Plan, as amended, at a grant date fair value ranging between $3.35 and $3.51.  In June 2008, we issued 32,000 shares of common stock to our outside directors as a result of the vesting of their restricted stock units. In July 2008, we issued 844,550 shares of common stock as a result of the remaining restricted stock units became fully vested and unforfeitable.

In June 2008, we issued 32,000 restricted stock units to our outside directors at a grant date fair value of $2.60.  These restricted stock units will be fully vested and become unforfeitable on the first anniversary of the award date.  In accordance with FAS 123R, the fair value of the restricted stock units was based upon the closing sales price of our common stock on the grant date.

Information with respect to restricted stock units as of December 31, 2008 was as follows (in thousands, except per share amount):

	Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2006	—	$—
Granted	877	$3.50
Forfeited	(11)	$3.51
Outstanding at December 31, 2007	866	$3.50
Granted	32	$2.60
Vested	(834)	$3.50
Forfeited	(32)	$3.51
Outstanding at December 31, 2008	32	$2.60

Employee stock purchase plan

The 2002 Employee Stock Purchase Plan, or the Purchase Plan, was approved by the stockholders in June 2002.  The Purchase Plan allows eligible employees to purchase our common stock at 85 percent of the fair value at certain specified dates.  Employee contributions are limited to 10 percent of compensation or $25,000, whichever is less.  On June 20, 2006, our stockholders approved an amendment to the Purchase Plan to increase the maximum number of shares of common stock authorized for issuance under the plan automatically on the first day of each year by an amount equal to the lesser of (a) 0.3 million shares, (b) 1/2 percent of the outstanding shares on such date, or (c) an amount determined by the Board of Directors. As of December 31, 2008, a total of 1.4 million shares have been issued pursuant to the Purchase Plan.  During 2008,

0.4 million shares were sold under the plan for a total price of $0.6 million.  We terminated the Purchase Plan in December 2008.  The compensation expense related to the plan during 2008 was $0.2 million.

Non-employee stock-based compensation

We recorded $0.1 million in each of 2008, 2007 and 2006 for non-employee stock-based compensation for grants of stock options to consultants.  These amounts were based upon the fair value of the vested portion of the grants.  Additional compensation will be recorded in future periods for the remaining unvested portion of these option grants.

Stockholder rights plan

In July 1995, the Board of Directors approved a stockholder rights plan under which stockholders of record on August 21, 1995 received one preferred share purchase right for each outstanding share of our common stock.  In July 2000, we made certain technical changes to amend the plan and extend the life of the plan until 2010.  The rights are exercisable only if an acquirer purchases 15 percent or more of our common stock or announces a tender offer for 15 percent or more of our common stock. Upon exercise, holders other than the acquirer may purchase our stock at a discount.  The Board of Directors may terminate the rights plan at any time or, under certain circumstances, redeem the rights.

Common shares reserved for future issuance

As of December 31, 2008, we had reserved shares of common stock for potential future issuance as follows: 7.8 million shares upon conversion of convertible senior notes, 8.6 million shares for exercises under our stock option plans, 4.5 million shares for future CEFF purchases by Kingsbridge, 0.8 million shares for the warrants issued under the 2006 and 2007 CEFF, and 10.7 million shares for the warrants issued under the 2007 and 2008 registered direct offerings.

9.                                      Income Taxes

In July 2005, the IRS issued a Notice of Proposed Adjustment, or NOPA, seeking to disallow $48.7 million of net operating losses that we deducted for the 2000 fiscal year and seeking a $3.4 million penalty for substantial underpayment of tax in the year ended December 31, 2000.  We responded to the IRS in September 2005, disagreeing with the conclusions reached by the IRS in the NOPA and seeking to resolve this matter at the Appeals Office level of the IRS.  In May 2007, we reached final settlement regarding this matter with the IRS in the amount of $3.3 million with respect to the fiscal years ended December 31, 2000, 2001 and 2002.  This amount was comprised of $2.3 million in federal tax and $1.0 million in related interest. No penalty was assessed.

Our income tax benefit (provision) consists of the following (in thousands):

	Year Ended December 31,
	2008	2007	2006
Current:
Federal	$15	$—	$(2,076)
State	—	(523)	(722)
Foreign	(12)	(4)	—
	3	(527)	(2,798)
Deferred:
Federal	—	—	(26,815)
State	—	—	—
	—	—	(26,815)
Other:
Federal	—	20,604	—
State	6,192	5,805	—
	6,192	26,409	—
Income tax benefit (provision)	$6,195	$25,882	$(29,613)

The tax benefit for the year ended December 31, 2008 is primarily attributed to the reversal of $6.2 million of previously accrued income taxes as a result of closing certain years to examination under relevant statutes of limitation.  The tax benefit recorded for the year ended December 31, 2007 is related to the reversal of $26.4 million in May 2007 of previously accrued income taxes as a result of the final settlement with the IRS, offset by additional accrued interest for tax contingencies.  The tax provision recorded in 2006 primarily relates to the realized gain on the sale of 3.0 million shares of Abgenix common stock and $2.8 million of additional interest for tax contingencies.

A reconciliation of our recorded income tax benefit (provision) to the U.S. statutory rate follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Tax benefit at U.S. statutory rate	$18,610	$43,804	$18,661
Change in valuation allowance	(24,629)	(46,200)	(20,969)
IRS settlement	—	26,409	—
Lapse of the applicable statute of limitations	4,041	—	—
Research and development tax credits	2,889	3,188	2,865
Tax effect of gain from revaluation of warrant liability	4,018	—	—
Stock-based compensation	(882)	(912)	(531)
Tax effect of realized and unrealized gains on available-for-sale-securities recorded in other comprehensive income	—	—	(26,815)
Interest on tax contingencies	2,151	(523)	(2,798)
Other	(3)	116	(26)
Benefit (provision) for income taxes	$6,195	$25,882	$(29,613)

As of December 31, 2008, we had net operating loss carryforwards for federal income tax purposes of approximately $435 million, which will expire on various dates between 2009 and 2028, if not utilized.  As of December 31, 2008, we had federal research and development tax credits of approximately $22 million, which will expire on various dates between 2009 and 2028. As of December 31, 2008, we had net operating loss carryforwards for California state income tax purposes of approximately $116 million, which will expire on various dates between 2012 and 2018.  As of December 31, 2008, we had California state research and development tax credits of approximately $21 million, which do not expire.  We also had Manufacturer Investment Credits of $0.1 million which expire in 2010 and 2011.  Utilization of the net operating loss and credit carryforwards may be subject to substantial annual limitation due to ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses and credits before utilization.  To the extent net operating loss carryforwards, when realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders’ equity.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforwards	$158,740	$163,767
Research credit carryforwards	35,587	33,221
Capitalized research and development, net of amortization	17,692	17,343
Basis difference in fixed assets	32,886	2,943
Other accruals and reserves	5,234	12,892
Deferred tax assets	250,139	230,166
Valuation allowance	(250,139)	(230,166)
Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.  The valuation allowance increased by $20.0 million, $58.4 million and $52.8 million, in 2008, 2007 and 2006, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008	2007
Balance at January 1	$4,041	$24,980
Additions for tax positions of current year	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	(18,601)
Settlement with tax authorities	—	(2,338)
Reductions due to lapse of the applicable statute of limitations	$(4,041)	$—
Balance at December 31	$—	$4,041

We file tax returns in the U.S., U.K. and California. In general, the years 2005 through 2008, remain open to examination for U.S. and U.K. purposes, and 2001 through 2008 for California purposes.

The nature of these matters is uncertain and subject to change.  As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.  An outcome of such matters different than previously estimated could materially impact our financial position or results of operations in the year of resolution.

10.                               401(k) Plan

We sponsor a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code covering all full time employees and part-time employees who work at least 20 hours per week, or 401k Plan.  Participating employees may contribute up to the annual Internal Revenue Service contribution limit.  Our 401k Plan also provides for employer matching contributions up to an annual limit of $3,000 per employee.  Our 401k Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by the employees and by us, and income earned on the contributions are not taxable to employees until withdrawn from the plan.  Contributions by us are tax deductible when made.  At the discretion of each participant, the assets of our 401k Plan are invested in any of seventeen different investment options.

The employer matching contribution is invested in the same investment options selected by the employee for their individual contributions.  The employer matching contributions vest ratably over three years.  We contributed $0.7 million, $0.6 million and $0.8 million in employer matching contributions in 2008, 2007 and 2006, respectively.  The 401k Plan was terminated on December 31, 2008, and all unvested employer matching contributions became fully vested on that date.

11.                               Related Parties

The accounting policies we apply to our transactions with our related parties are consistent with those applied in transactions with independent third parties.

Ceregene:  Ceregene, Inc., or Ceregene, was previously our majority-owned subsidiary.  In August 2004, July 2005, and April 2006, Ceregene announced the initial, second and third closings of its Series B preferred stock financing.  We participated in these financings through the pro rata conversion of an outstanding bridge loan to Ceregene together with related accrued interest into shares of Ceregene’s Series B preferred stock.  In January 2007, we participated in Ceregene’s Series C preferred stock financing by acquiring 1.8 million shares of Ceregene’s Series C preferred stock in exchange for an exclusive license to Ceregene of certain of our intellectual property.  We did not record a gain on the exchange of the 1.8 million shares because the intangible assets exchanged with Ceregene were nonmonetary and the intangible assets we used as consideration had no carrying value and no determinable fair value.  We own approximately 16% of Ceregene capital stock on a fully diluted basis as of December 31, 2008.

We account for our investment in Ceregene under the equity method of accounting for investments because we believe we have the ability to exercise significant influence over Ceregene through our Chairman of the Board of Directors and Chief Executive Officer, or CEO, who is also the Chairman of Ceregene’s Board of Directors. In 2008, we recorded zero revenue from Ceregene.  In 2007 and 2006, we recorded revenue from Ceregene of $13,000 and $0.1 million, respectively.  We did not recognize losses from Ceregene, nor do we expect to recognize future losses from Ceregene, as the net book value of our investment in Ceregene is zero.

Caliper Life Sciences:  The former Chairman and CEO of Xenogen Corporation, or Xenogen, a related party, which was acquired by Caliper Life Sciences, Inc., or Caliper, in August 2006, is now on the Board of Directors of Caliper and is also a member of our Board of Directors.  We paid approximately $31,000 for license fees to Caliper during the year ended December 31, 2008.  We paid approximately $0.2 million in each of the years ended December 31, 2007 and 2006 for license fees to Xenogen Corporation.

12.                               Selected Quarterly Financial Information (Unaudited)

	Quarter Ended
Quarterly Results of Operations	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(Unaudited)
	(In thousands, except per share amounts)
Revenue	$13,418	$16,566	$17,147	$47,440
Research and development expenses	29,265	25,289	24,602	13,388
General and administrative expenses	5,342	4,515	4,315	3,310
Impairment of long-lived assets	41	91	—	71,657
Restructuring charges	—	—	—	13,798
Gain from revaluation of warrant liability	—	5,716	4,936	828
Gain from purchase of convertible senior notes	—	—	—	42,668
Net loss	(22,552)	(2,755)	(8,413)	(13,255)
Basic and diluted net loss per share	(0.29)	(0.03)	(0.10)	(0.15)

	Quarter Ended
Quarterly Results of Operations	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(Unaudited)
	(In thousands, except per share amounts)
Revenue	$1,273	$3	$2	$102
Research and development expenses	24,015	25,030	28,629	28,457
General and administrative expenses	5,245	4,782	5,114	5,260
Net loss	(29,449)	(1,891)	(34,538)	(33,396)
Basic and diluted net loss per share	(0.49)	(0.03)	(0.46)	(0.43)

Basic and diluted net income (loss) per share is computed independently for each of the quarters presented.  Therefore, the sum of quarterly basic and diluted per share amounts may not equal annual basic and diluted net income (loss) per share amounts.

13.                               Subsequent Events

In January 2009, we repurchased an aggregate of $2.6 million face value of our Notes, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of the Notes, for aggregate consideration of $1.0 million in cash, plus accrued but unpaid interest.  As a result of the retirement of the repurchased Notes, $68.3 million aggregate principal amount remains outstanding.  This purchase of debt resulted in a net gain of approximately $1.6 million.

In March 2009, we entered into agreements to terminate our Hayward manufacturing facility leases.  The termination agreements are subject to certain conditions. Subject to fulfillment or waiver of these conditions, the leases will terminate by March 31, 2009.  In consideration of the early termination of the leases, we will pay the landlords an aggregate amount of $3.6 million and issue one million shares of our common stock.

CELL GENESYS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2009	December 31, 2008
	(Unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$27,847	$30,567
Short-term investments	5,008	52,644
Short-term restricted cash	2,700	1,899
Receivable from collaborative partner	—	6,506
Prepaid expenses and other current assets	810	2,740
Total current assets	36,365	94,356
Restricted cash	—	991
Property and equipment, net	208	1,577
Unamortized debt issuance costs and other assets	15	1,049
Total assets	$36,588	$97,973

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$457	$2,093
Accrued compensation and benefits	288	819
Accrued restructuring	938	4,851
Other accrued liabilities	1,367	2,591
Warrant liability	277	633
Current portion of interest due on convertible senior notes due 2013	662	—
Total current liabilities	3,989	10,987
Other liabilities	—	4,006
Convertible senior notes due 2011 principal portion	1,234	70,687
Convertible senior notes due 2013 principal portion	20,783	—
Non-current portion of interest due on convertible senior notes due 2013	1,840	—
Commitments and contingencies
Stockholders’ equity:
Common stock	110	87
Additional paid-in capital	559,683	550,280
Accumulated other comprehensive loss	(411)	(164)
Accumulated deficit	(550,640)	(538,090)
Total stockholders’ equity	8,742	12,113
Total liabilities and stockholders’ equity	$36,588	$97,973

See accompanying notes

CELL GENESYS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(in thousands, except per share data)
Revenue	$—	$16,566	$747	$29,984
Operating expenses:
Research and development	—	25,289	493	54,554
General and administrative	3,636	4,606	10,596	9,989
Restructuring charges	669	—	3,293	—
Total operating expenses	4,305	29,895	14,382	64,543
Loss from operations	(4,305)	(13,329)	(13,635)	(34,559)
Other income (expense):
Gain from purchase and exchange of convertible senior notes	4,407	—	5,893	—
Gain (loss) related to warrant liability	(3,322)	5,716	(3,699)	5,716
Interest and other income	88	1,095	302	2,470
Loss on sale of property and equipment	(162)	—	(252)	(8)
Interest expense	(550)	(2,548)	(1,159)	(5,108)
Loss before income tax benefit	(3,844)	(9,066)	(12,550)	(31,489)
Income tax benefit	—	6,311	—	6,182
Net loss	$(3,844)	$(2,755)	$(12,550)	$(25,307)
Basic and diluted net loss per share	$(0.04)	$(0.03)	$(0.14)	$(0.31)
Weighted average shares of common stock outstanding — basic and diluted	92,174	82,506	89,492	80,583

See accompanying notes

CELL GENESYS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended
	June 30,
	2009	2008
	(in thousands)
Cash flows from operating activities:

Net loss	$(12,550)	$(25,307)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	505	7,223
Loss on sale of property and equipment	252	8
Gain from sale of short-term investments	—	(14)
Stock-based compensation expense	342	3,446
Non-cash restructuring charges	84	—
Gain from purchase of convertible senior notes	(5,893)	—
Gain from termination of operating leases	(4,080)	—
Loss (gain) related to warrant liability	3,699	(5,716)

Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,930	1,004
Receivable from collaborative partner	6,506	(11,268)
Accounts payable	(1,636)	(1,643)
Accrued compensation and benefits	(531)	(2,988)
Accrued restructuring	(3,623)	—
Deferred revenue	—	33,455
Other accrued liabilities	(1,140)	(796)
Accrued income taxes	—	(6,182)
Net cash used in operating activities	(16,135)	(8,778)

Cash flows from investing activities:
Purchases of short-term investments	—	(159,350)
Maturities of short-term investments	47,396	130,252
Sales of short-term investments	—	7,136
Conversion of restricted cash	190	—
Capital expenditures	(11)	(565)
Proceeds from sale of property and equipment	745	—
Net cash provided by (used in) investing activities	48,320	(22,527)

Cash flows from financing activities:
Repayment of convertible senior note	(34,905)	—
Net proceeds from registered direct offering	—	28,182
Proceeds from exercise of stock options	—	447
Payments under capital lease obligation	—	(818)
Net cash (used in) provided by financing activities	(34,905)	27,811

Net decrease in cash and cash equivalents	(2,720)	(3,494)
Effect of exchange rates on cash and cash equivalents	—	(2)
Cash and cash equivalents at the beginning of the period	30,567	23,588
Cash and cash equivalents at the end of the period	$27,847	$20,092

Supplemental disclosures of noncash financing activities:
Common stock issued to partially settle warrant liability	$4,055	$—
Common stock issued upon exchange of convertible senior notes	$4,695	$—

See accompanying notes

CELL GENESYS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

In these notes, “Cell Genesys,” “we,” “us,” “our” and “the Registrant” refer to Cell Genesys, Inc.

1.             Organization and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.  Operating results for the three and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any other future period.

The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008.

Business Activity

We were a biotechnology company that was focused on the development and commercialization of novel biological therapies for patients with cancer.  In August 2008 and October 2008, we terminated our two Phase 3 clinical trials of GVAX immunotherapy for prostate cancer, our lead product program, implemented a substantial restructuring plan, and announced our intention to pursue strategic alternatives, including merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, sale of the company’s assets and liquidation of the Company.  In June 2009, we announced that we entered into a definitive merger agreement with BioSante Pharmaceuticals, Inc., or BioSante, by which the companies will merge in an all-stock transaction, with BioSante continuing as the surviving company.

Deficiency letter from The Nasdaq Global Market

On October 21, 2008, we received a Nasdaq Staff Deficiency Letter, or Nasdaq Letter, indicating that we had become non-compliant with the minimum $1.00 bid price requirement for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rule 4450(a)(5) because the price of our stock closed below the minimum bid price of $1.00 per share for a period of 30 consecutive business days.

The Nasdaq Letter indicated that in light of extraordinary market conditions, Nasdaq had determined to suspend enforcement of the minimum bid price and market value of publicly held shares requirements through January 16, 2009. Accordingly, the Nasdaq Letter stated that in accordance with Nasdaq Marketplace Rule 4450(e)(2), we had 180 calendar days from January 20, 2009, or until July 20, 2009, to regain compliance.  Nasdaq later announced that given the continued extraordinary market conditions, it would extend the suspension of the minimum bid price and market value of publically held shares requirements through April 20, 2009.  Accordingly, we had until October 27, 2009 to regain compliance with the requirement of maintaining a minimum closing bid price of $1.00 per share.  On March 24, 2009, we received another notice from Nasdaq, stating that enforcement of the bid price and market value of publically held shares rules is scheduled to resume on July 20, 2009.  This notice indicates that prior to the resumption of these rules, Nasdaq will inform the Company of the specific date by which it needs to regain compliance.  On July 13, 2009, we received another notice from NASDAQ, stating that enforcement of the bid price and market value of publically held shares rules is scheduled to resume on August 3, 2009 and that we have until January 29, 2010 to regain compliance.  We can become compliant with the applicable requirements by achieving a $1.00 closing bid price for a minimum of ten consecutive trading days.  In the event we do not regain compliance within this period, the Nasdaq Letter provided that we may consider applying to transfer to the Nasdaq Capital Market, which would allow us to take advantage of the further 180 day compliance period provided on the Nasdaq Capital Market, if we meet all requirements for initial listing on the Nasdaq Capital Market, except for the minimum bid price requirement.  If compliance is not demonstrated within the compliance period, the Nasdaq Letter indicated that the Nasdaq Staff will provide written notification that our common stock will be delisted, after which we may appeal the Nasdaq Staff determination to the Nasdaq Listing Qualifications Panel.  We are currently evaluating our alternatives to resolve the listing deficiency.  There can be no assurance that, if we do appeal the Nasdaq Staff’s Determination, that such appeal would be successful.

Principles of consolidation

The condensed consolidated financial statements include the accounts of Cell Genesys, Inc. and all wholly-owned subsidiaries.  Intercompany accounts and transactions have been eliminated.

Segment reporting

Our operations are treated as one operating segment, as we report profit and loss information only on an aggregate basis to the chief operating decision-makers.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes.  Actual results could differ materially from those estimates.

Fair value of financial instruments

The carrying amounts of financial instruments such as cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value because of the short maturities of these instruments.  The estimated fair value of our convertible senior notes is determined by using available market information and valuation methodologies that correlate fair value with the market price of our common stock which fair value is provided by a third party financial institution.  The fair value of our convertible senior notes as of June 30, 2009 and December 31, 2008 was approximately $21.5 million and $27.3 million, respectively.

Research and development expenses

We account for research and developments costs in accordance with Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs,” and Emerging Issues Task Force, or EITF, Issue No. 07-03, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” or EITF 07-03.  Nonrefundable prepayments for research and development services are deferred and recognized as the services are rendered.

Fair value

On January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or FAS 157, on a prospective basis for our financial assets and liabilities.  We do not hold any non-financial assets that are recognized or disclosed at fair value.  FAS 157 requires that we determine the fair value of assets and liabilities using the fair value hierarchy established in FAS 157 and describes three levels of inputs that may be used to measure fair value, as follows:

•                  Level 1 - Quoted prices in active markets for identical assets or liabilities.

•                  Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3 - Unobservable inputs that are supported by little or no market activity.

The adoption of this statement did not have a material impact on our consolidated results of operations and financial condition.

In accordance with FAS 157, the following tables represent the fair value hierarchy for our assets and liabilities (cash equivalents, investments and warrant liability) measured at fair value as of June 30, 2009 and December 31, 2008 (in thousands):

		Fair Value Measurements at June 30, 2009
Description	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$26,778	$—	$26,778	$—
U.S. government and governmental agency obligations	5,008	—	5,008	—
Total Assets	$31,786	$—	$31,786	$—

Liabilities:
Warrant liability(1)	$277	$—	$—	$277

		Fair Value Measurements at December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Assets:
Money market funds	$30,029	$—	$30,029	$—
Corporate notes	30,498	—	30,498	—
U.S. government and governmental agency obligations	22,146	—	22,146	—
Total Assets	$82,673	$—	$82,673	$—

Liabilities:
Warrant liability(1)	$633	$—	$—	$633

(1)                                  Refer to Common Stock and Warrants section of Note 9. Stockholders’ Equity for valuation assumptions.

The table below includes a roll forward of the balance sheet amounts for the six months ended June 30, 2009 and the year ended December 31, 2008 (including the change in fair value), for financial instruments classified as Level 3 (the warrant liability).  When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement.  However, Level 3 financial instruments typically include, in addition to the unobservable components, observable components (that is, components that are actively quoted and can be validated to external sources).  Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the methodology:

Description	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(in thousands)
Balance, beginning	$633	$—
Purchases, issuances, and settlements(2)	(1,723)	12,113
Total losses (gains) included in earnings(3)	1,367	(11,480)
Balance, ending	$277	$633

(2)                                  Refer to Common Stock and Warrants section of Note 9. Stockholders’ Equity for details of settlements in the six months ended June 30, 2009.

(3)                                  Losses for the six months ended June 30, 2009 related to the revaluation of the warrant liability from December 31, 2008.  Gains for the year ended December 31, 2008 related to the revaluation of the warrant liability from the date of the warrant issuance (May 14, 2008) through December 31 2008.  These gains and losses are reflected in our consolidated statements of operations as a component of other income (expense).

Investments

The following is a summary of our available-for-sale securities at June 30, 2009 and December 31, 2008 (in thousands):

June 30, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$26,778	$—	$—	$26,778
U.S. government agencies	5,002	6	—	5,008
	$31,780	$6	$—	$31,786

Classified as:
Cash equivalents				$26,778
Short-term investments				5,008
				$31,786

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$30,029	$—	$—	$30,029
Corporate notes	30,390	111	(3)	30,498
U.S. government agencies	22,008	138	—	22,146
	$82,427	$249	$(3)	$82,673

Classified as:
Cash equivalents				$30,029
Short-term investments				52,644
				$82,673

As of June 30, 2009, none of our securities had an unrealized loss.  As of December 31, 2008, we only had one security that had an unrealized loss and received full value when this corporate note matured on March 4, 2009.  The gross unrealized loss in our portfolio of investments represented approximately 0.004% of the total fair value of the portfolio as of December 31, 2008.  During the year ended December 31, 2008, we sold three credit card asset-backed debt securities issued by one issuer with a book value of $7.1 million based on possible future credit concerns.  These three securities comprised our entire holdings from this issuer.  We realized gains of $13,986 from the sale of these securities.

All of our available-for-sale investment securities have matured as of the date of this report and we currently are only invested in a money market fund.

Warrants

We applied the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or FAS 133, Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” or FAS 150, and Emerging Issues Task Force Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” or EITF 00-19, in accounting for derivative financial instruments.

For a warrant classified as a derivative liability pursuant to FAS 133 and FAS 150, the fair value of the warrant is recorded on the consolidated balance sheet at inception of such classification and adjusted to fair value at each financial reporting date.  The changes in fair value of the warrant are recorded in the consolidated statements of operations as a component of other income (expense).  The fair value of the warrant is estimated using the Black Scholes option valuation model through May 17, 2009 and based upon the amount of cash that would be paid to settle the warrant as of June 30, 2009. Refer to Common Stock and Warrants section of Note 9. Stockholders’ Equity for details of the warrant exchange that was effected in May 2009.  The warrant will continue to be reported as a liability until such time as the instrument is exercised or is otherwise modified to remove the provisions which require this treatment, at which time the warrant is adjusted to fair value and reclassified from liabilities to stockholders’ equity.  If the warrant is reclassified as permanent equity, the fair value of the warrant would be recorded in stockholders’ equity and no further adjustment would be made in subsequent periods.

Recently issued accounting standards

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (“SFAS 165”), which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  We adopted the provisions of SFAS 165 for the quarter ended June 30, 2009 and evaluated our subsequent events through August 5, 2009, the date the condensed consolidated financial statements were issued.  The adoption of SFAS 165 did not have a material effect on our consolidated financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements during the six months ended June 30, 2009, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, that are of significance, or potential significance to the Company.

2.             Restructuring Charges

In October 2008, in view of the termination of both the VITAL-1 and VITAL-2 Phase 3 clinical trials, we ended further development of GVAX immunotherapy for prostate cancer and following approval by the Board of Directors implemented a substantial restructuring plan that resulted in the reduction of our staff of 290 by approximately 95 percent as of June 30, 2009 with further reductions anticipated during 2009 as additional activities are phased out.

In connection with this restructuring, in March 2009, we entered into lease termination agreements on our facility in Hayward, California, and relocated our corporate headquarters to short-term office space in South San Francisco, California.  We paid the landlord a lease termination fee of $3.6 million and issued one million shares of our common stock, with a fair value of $0.3 million, to the landlord in April 2009 upon the lease termination becoming effective.  These costs were recorded as a component of the restructuring charges in our condensed consolidated statements of operations for the three months ended March 31, 2009 as we ceased to use these facilities in February 2009.  These costs were more than offset by a $4.1 million non-cash gain recorded as a component of restructuring charges from recognizing the deferred rent related to the terminated operating leases.

The following table summarizes the restructuring including lease termination cost activities for the six months ended June 30, 2009 (in thousands):

	One- Time Termination Benefits	Lease Termination Costs	Total
Accrued restructuring as of December 31, 2008	$4,851	$—	$4,851
Costs incurred and recorded as restructuring charges	3,484	3,900	7,384
Cash payments	(7,363)	(3,550)	(10,913)
Non-cash settlements	(34)	(350)	(384)
Accrued restructuring as of June 30, 2009	$938	$—	$938

From October 2008 through the second quarter of 2009, we incurred a total of $17.1 million in restructuring charges including lease termination costs related to this restructuring plan.  These costs included a total of $17.9 million related to employee severance and benefit arrangements and $18.0 million for lease termination costs partially offset by $18.8 million of gains recognized upon the termination of leases.  We recorded the additional accruals, net of adjustments, as restructuring charges on the condensed consolidated statements of operations.  We estimate the restructuring plan in aggregate will cost approximately $19.2 million, comprised of employee severance and lease termination costs.

3.             Net Loss Per Share

Basic loss per share is calculated using the weighted average number of shares of common stock outstanding during the period.  Diluted loss per share includes the impact of potentially dilutive securities.  As our potentially dilutive securities were anti-dilutive for all periods presented, such securities have been excluded from the computation of shares used in computing diluted loss per share.  These outstanding securities consisted of the following:

	Underlying shares as of June 30,
	2009	2008
	(in thousands)
Convertible senior notes	30,699	15,934
Outstanding stock options and restricted stock units	2,776	11,386
Warrants to purchase common stock	3,550	11,490

4.             Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss).  Other comprehensive income (loss) includes certain changes to our stockholders’ equity that are excluded from net loss, such as unrealized gains or losses on our available-for-sale securities and foreign currency translation adjustments.  The following table presents the calculation of comprehensive loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands)
Net loss	$(3,844)	$(2,755)	$(12,550)	$(25,307)
Other comprehensive income (loss):
Change in unrealized gains on investments, net of tax	(34)	(408)	(240)	(287)
Net change in foreign currency translation gains (losses), net	(7)	(1)	(7)	(2)
Comprehensive loss	$(3,885)	$(3,164)	$(12,797)	$(25,596)

5.             Collaborative and License Agreements

GBP IP, LLC Technology and Intellectual Property Agreement

In December 2007, we sold for $12.0 million all of our assets, intellectual property and previously established licensing agreements relating to our lentiviral gene delivery technology, commonly referred to as lentiviral vectors, to GBP IP, LLC, an affiliate of GBP Capital, the majority shareholder in privately held Lentigen Corporation.  We received full payment of $12.0 million in December 2007.  Under the agreement for the transaction we retained our rights to use the technology for research and development purposes including potential future use with our cancer immunotherapy products.  We applied EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” in evaluating the appropriate accounting for this agreement.  We identified the delivery of biological materials (including certain GMP-compliant materials), intellectual property and previously established licensing agreements related to our lentiviral gene delivery technology as the primary deliverables under this agreement and concluded that these deliverables should be accounted for as a single unit of accounting based upon the determination that remaining undelivered items did not have reliable and objective evidence of fair value.  Therefore, the elements could not be accounted for separately.  Recognition of revenue was deferred until we performed all of our obligations under the agreement which occurred during the three months ended March 31, 2008.

Takeda Development and Commercialization Collaborative Agreement

We entered into a worldwide collaborative agreement with Takeda Pharmaceutical Company Limited, or Takeda, for the development and commercialization of GVAX immunotherapy for prostate cancer.  Under the terms of the agreement, effective March 31, 2008, we granted exclusive worldwide commercial rights to GVAX immunotherapy for prostate cancer for the prevention, diagnosis, and treatment of prostate cancer and other urological neoplasms or urological hyperplasias.  In exchange for these rights and in consideration for prior costs incurred by us in the development of GVAX immunotherapy for prostate cancer, Takeda made a non-refundable and non-creditable upfront payment of $50 million.  We received full payment of the $50 million in April 2008.

We applied EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, in evaluating the appropriate accounting for this agreement.  In accordance with this guidance, we identified the initial license transfer, certain development services and certain regulatory filing support as deliverables under this agreement and concluded that these deliverables should be accounted for as a single unit of accounting based upon the determination that these deliverables are linked and there is no objective and reliable evidence of the fair value of the undelivered items.  Therefore, the elements could not be accounted for separately.  Since both our service and the benefit to Takeda were performed and realized consistently throughout the service period and were reflective of a consistent level of effort over the service period, and since benefit was realized consistently throughout, we amortized the upfront payment from Takeda ratably over the estimated term to complete the deliverables.

In August 2008 and October 2008, we terminated both the VITAL-1 and VITAL-2 Phase 3 clinical trials and placed on hold the further development of GVAX immunotherapy for prostate cancer. Our decision to place on hold further development of GVAX immunotherapy for prostate cancer resulted in Takeda terminating our collaborative agreement in December 2008. Due to the termination of our collaborative agreement, all deliverables under this agreement were cancelled.  As a result, on December 1, 2008, we recognized as revenue the remaining balance of deferred revenue of $37.9 million of the upfront payment from Takeda.

Additionally, Takeda agreed to pay for all external development costs associated with the ongoing Phase 3 clinical development of GVAX immunotherapy for prostate cancer, including the cost of product, all internal and external additional development costs and all commercialization costs.  Reimbursement revenue from Takeda ended during the first quarter of 2009 as a result of Takeda terminating this agreement.

6.             Convertible Senior Notes

In January 2009, we repurchased an aggregate of $2.6 million face value of our 3.125% Convertible Senior Notes due in 2011, or Existing Notes, at an overall discount of approximately 60 percent from face value in a series of privately negotiated transactions with institutional holders of the Existing Notes, for aggregate consideration of $1.0 million in cash, plus accrued but unpaid interest.  We recorded a net gain of $1.5 million, or $0.02 per basic and diluted share, from the purchase of debt comprised of a gross gain of $1.5 million less $50,000 of unamortized debt issuance costs related to the repurchased Existing Notes.

In June 2009, we commenced a tender offer, or the Exchange Offer, to exchange all of the Existing Notes at a purchase price for each $1,000 principal amount of (i) $500 in cash, plus accrued interest, (ii) approximately $140 worth of common stock equal to approximately 206 shares of common stock, and (iii) $310 of new 3.125% Convertible Senior Notes due in May 2013, or the New Notes.  In June 2009, as a result of the tender offer, we repurchased an aggregate of $67.1 million face value of our Existing Notes for approximately $33.5 million in cash and $0.3 million in accrued interest, 13.8 million shares of common stock, and $20.8 million of the New Notes. In accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” the carrying amount of the New Notes as of June 30, 2009 includes principal of $20.8 million and $2.5 million of interest payable over the life of the New Notes.  We recorded a net gain of $4.4 million, or $0.05 per basic and diluted share, from the debt exchange comprised of (in millions):

Principal value of Existing Notes on the date of the exchange (June 24, 2009)	$68.3
Principal value of Existing Notes not exchanged	(1.2)
Cash payments	(33.5)
Issuance of common stock	(4.7)
New Notes issued upon exchange (principal portion)	(20.8)
Interest to be paid on New Notes	(2.5)
Unamortized debt issuance costs related to the exchanged Existing Notes	(0.8)
Other related costs	(0.4)
Total gain on debt exchange	$4.4

As of June 30, 2009, approximately $1.2 million of the Existing Notes remain outstanding, $15,000 of related unamortized debt issuance costs remains to be amortized as interest expense related to the Existing Notes, and $20.8 million in principal and $2.5 million in interest for the New Notes are outstanding.

Interest on the New Notes is payable on May 1 and November 1 each year through maturity.  Under certain circumstances, we may redeem some or all of the New Notes on or after May 1, 2011 at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (the Redemption).

Holders of the notes may require us to purchase some or all of their New Notes if certain changes in control occur, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (the Repurchase).  The New Notes are convertible into our common stock, initially at the conversion price of $0.68 per share, equal to a conversion rate of 1,470.5882 shares of common stock per $1,000 principal amount of New Notes, subject to adjustments for stock dividends, stock splits, and other similar events.  We determined that the Redemption, the Repurchase and one of the conversion rate adjustment features should be bifurcated from the New Notes and accounted for as a single, compound derivative.  However, the fair value of this derivative is de minimis and, accordingly, we have not separately accounted for it.

The Exchange Offer was commenced in connection with a Settlement and Exchange Support Agreement we entered into with Tang Capital Partners, LP, or Tang Capital, on May 10, 2009, in settlement of a creditor derivative lawsuit filed by Tang Capital on May 5, 2009 in The Court of Chancery of the State of Delaware against the Company and its directors and executive officers.  The lawsuit sought, among other things, a declaration that the Company is insolvent and an injunction prohibiting previously disclosed executive retention payments.  On July 1, 2009, following the completion of the Exchange Offer and pursuant to the terms of the Settlement and Exchange Support Agreement, Tang Capital withdrew the lawsuit.

The following table represents the future payments by year of our convertible senior notes at June 30, 2009:

	Payment Due by Year (in 000’s)
	Total	2009	2010	2011	2012	2013
Existing Notes and related interest	$1,331	$19	$39	$1,273	$—	$—
New Notes and related interest	23,285	229	649	649	650	21,108
Total	$24,616	$248	$688	$1,922	$650	$21,108

7.             Stock-Based Compensation

Stock-based compensation expense recognized during the three and six months ended June 30, 2009 and 2008 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures.  Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R, requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

On June 30, 2009, 32,000 restricted stock units granted in June 2008 to our outside directors vested.  In accordance with FAS 123R, the fair value of the restricted stock units was based upon the closing sales price of our common stock on the grant date.

Stock-based compensation expense recognized under FAS 123R was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(in thousands, except per share data)
Research and development	$—	$1,346	$54	$2,614
General and administrative	118	438	288	832
Total stock-based compensation expense	$118	$1,784	$342	$3,446
Effect on earnings per share-basic and diluted	$0.00	$0.02	$0.00	$0.04

As of June 30, 2009, total stock-based compensation cost related to nonvested stock options not yet recognized was $1.6 million, some of which may not be recorded to stock-based compensation expense if these stock options do not vest due to our substantial restructuring plan.

Valuation Assumptions for Stock Options

The compensation expense related to stock options recognized under FAS 123R was determined using the Black-Scholes option valuation model.  Option valuation models require the input of subjective assumptions and these assumptions can vary over time.  The weighted-average assumptions used were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 (1)	2008	2009 (1)	2008
Dividend yield	—	0.00%	—	0.00%
Annual risk free rate of return	—	3.38%	—	2.55%
Expected volatility	—	0.60	—	0.57
Expected term (years)	—	5.30	—	5.30

(1)           No stock options were granted during the three and six months ended June 30, 2009.

In estimating the expected term, we considered our historical stock option exercise experience including forfeitures, our post vesting termination pattern and the term of the options outstanding.  The annual risk free rate of return was based on the U.S. Treasury constant maturity rates with similar terms to the expected term of the stock option awards.  We based our determination of expected volatility on our historical stock price volatility over the expected term.

8.             Income Taxes

We account for income taxes based upon Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” or FAS 109.  Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We have recorded a valuation allowance against our net deferred tax assets because we do not expect to generate sufficient taxable income in the future to benefit from these deferred tax assets.

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48 on January 1, 2007. As of June 30, 2009 and December 31, 2008, we had zero unrecognized tax benefits.  Our policy is to account for interest and penalties related to income tax matters in the income tax provision in the consolidated statement of operations.  Accrued interest and penalties related to uncertain tax positions are included within the related tax liability line in the consolidated balance sheet.  The tax benefit for the three and six months ended June 30, 2008 is related to a $6.3 million decrease in accrued income taxes as a result of closing certain years to examination under relevant statutes of limitation.

We file tax returns in the U.S., U.K. and California.  In general, our tax returns filed for the years 2006 through 2008 remain open to examination for U.S. and U.K. purposes, and those filed for the years 2001 through 2008 remain open to examination for California purposes.

9.             Stockholders’ Equity

Committed Equity Financing Facility

On April 9, 2009, we terminated the Committed Equity Financing Facility, or 2007 CEFF, with Kingsbridge Capital Limited, or Kingsbridge.  Pursuant to the 2007 CEFF Kingsbridge had committed to purchase, subject to certain conditions, up to the lesser of 11.6 million shares of the Company’s common stock or an aggregate of $75.0 million during the three year period following entry into the 2007 CEFF.  However, Kingsbridge was not obligated to purchase shares at prices below $1.75 per share, which our common stock was trading substantially below as of April 9, 2009, or at a price below 85% of the closing share price of our common stock on the trading day immediately preceding the commencement of a drawdown. As of the date of the termination, we had raised $23.0 million from the sale of 7.1 million shares of common stock to Kingsbridge and there remained approximately 4.5 million shares that may have been sold.  There were no draw-downs during the six months ended June 30, 2009 and 2008.  No termination penalties were incurred as a result of the termination.

Common Stock and Warrants

In May 2008, we received net proceeds of approximately $28.1 million in a registered direct offering, after deducting placement agents’ fees and stock issuance costs of approximately $1.9 million, from the sale of 7.1 million shares of our common stock at $4.22 per share and warrants to purchase 8.5 million shares of our common stock at a price of $10.00 per share.  The offering was made pursuant to our effective May 2007 shelf registration statement on Form S-3.  These warrants became exercisable on November 14, 2008 for a period of seven years thereafter.  The fair value on the date of issuance of the warrants was determined to be $12.1 million using the Black-Scholes option valuation model applying the following assumptions: (i) a risk-free rate of 3.6%, (ii) an expected term of 7.5 years, (iii) no dividend yield and (iv) a volatility of 55%.  The warrants are classified as a derivative liability pursuant to FAS 133 and FAS 150 because there is the potential for cash settlement as a result of a change of control.  Therefore, the fair value of the warrants is recorded on the condensed consolidated balance sheet as a liability and is adjusted to fair value at each financial reporting date.

In May 2009, we entered into a Warrant Exchange Agreement with Capital Ventures International, or CVI, in connection with CVI’s warrant to purchase 8.5 million shares of our common stock. Pursuant to the Exchange Agreement, we issued to CVI (i) 4.0 million shares of the our common stock and (ii) a new warrant to purchase 4.3 million shares of our common stock at a price of $10.00 per share, or the Remainder Warrant, that may be exchanged for shares of our common stock at a certain market price and, under certain circumstances involving a change in control, cash, valued in the aggregate amount of $2.0 million, or the Put Right.  As of June 30, 2009, in accordance with the terms of the Exchange Agreement, CVI had partially exercised its Put Right for stock, thereby reducing the aggregate dollar value required to settle the Remainder Warrant from $2.0 million to $0.3 million and the right to purchase shares of our common stock from 4.3 million to 0.6 million. CVI was issued an additional 4.0 million shares of our common stock based on such partial exercise, which brought the cumulative total shares of common stock issued to CVI in May and June 2009 to 8.0 million.  Accordingly, the fair value of the Remainder Warrant was determined to be $0.3 million, based upon the amount of cash that would be paid to settle the warrant, as of June 30, 2009. For the three and six months ended June 30, 2009, we recorded losses of $3.3 million and $3.7 million, respectively, related to the revaluation and partial settlement in stock of these warrants.  In the three and six months ended June 30, 2008, we recorded a gain of $5.7 million from the revaluation of the warrant liability.

10.           Subsequent Events

On July 1, 2009, a putative shareholder class action lawsuit was filed in California Superior Court in San Mateo County (Case No. 485528) naming the Company, our officers and directors, and BioSante as defendants.  The lawsuit alleges that defendants breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to the Company’s stockholders in connection with the proposed merger between the Company and BioSante, including by failing to engage in a fair process and obtain a fair price for the sale of the Company.  Plaintiffs seek an order certifying the lawsuit as a class action, injunctive relief to enjoin the merger or, in the event the merger is completed, a rescission of the merger or rescissory damages.  Plaintiffs further seek an accounting for all damages and an award of attorneys’ fees and costs.  On July 6, 2009, a second putative shareholder class action lawsuit naming the same parties and containing essentially identical allegations was filed in California Superior Court in San Mateo County (Case No. 485613).  On July 8, 2009, a third putative shareholder class action lawsuit was filed in California Superior Court in San Mateo County (Case No. 485528), which also named the same parties and contained essentially identical allegations as the two prior lawsuits.  On July 14, 2009, the parties to these three lawsuits filed a stipulation and proposed order consolidating the actions and appointing interim lead counsel, which is currently before the Court.

On July 6, 2009, a putative shareholder class action lawsuit was filed in The Court of Chancery of the State of Delaware (Case No. 4715-VCP) naming the Company, our officers and directors, and BioSante as defendants and alleging that the proposed merger between the Company and BioSante does not provide the Company’s stockholders fair compensation for the value of their stock.  Plaintiffs seek an order certifying the lawsuit as a class action, injunctive relief to enjoin the merger or, in the event the merger is completed, a rescission of the merger or rescissory damages.  Plaintiffs further seek an accounting for all damages and an award of attorneys’ fees and costs.

As of the date of this report, the three lawsuits filed in California Superior Court in San Mateo County and the lawsuit filed in The Court of Chancery of the State of Delaware remain pending.

ANNEX A

AGREEMENT AND PLAN OF MERGER

between

BIOSANTE PHARMACEUTICALS, INC.

and

CELL GENESYS, INC.

Dated as of June 29, 2009

i

ii

iii

iv

SCHEDULES

Company Disclosure Schedules
BioSante Disclosure Schedules

EXHIBITS

Exhibit A-1	Form of Company Voting Agreement
Exhibit A-2	Form of BioSante Voting Agreement

v

AGREEMENT AND PLAN OF MERGER, dated as of June 29, 2009 (this “Agreement”), between BIOSANTE PHARMACEUTICALS, INC., a Delaware corporation (“BioSante”) and CELL GENESYS, INC., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Company will merge with and into BioSante (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Merger is in the best interests of the Company and its stockholders, (ii) approved, and declared it advisable to enter into, this Agreement, and (iii) resolved to recommend that this Agreement be adopted by the stockholders of the Company;

WHEREAS, (i) the Board of Directors of BioSante (the “BioSante Board”) has (i) determined that the Merger is in the best interests of BioSante and its stockholders, (ii) approved, and declared it advisable to enter into, this Agreement, and (iii) resolved to recommend that this Agreement be adopted by the stockholders of BioSante and that the stockholders of BioSante approve  the issuance of shares of common stock, par value $0.0001 per share, of BioSante (“BioSante Common Shares”), to the stockholders of the Company pursuant to this Agreement (the “BioSante Share Issuance”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to BioSante’s willingness to enter into this Agreement, Stephen A. Sherwin, M.D, (the “Company Principal Stockholder”), is entering into a voting agreement with BioSante substantially in the form attached hereto as Exhibit A-1 (the “Company Voting Agreement”), pursuant to which, among other things, the Company Principal Stockholder has agreed to vote or cause to be voted the Shares (as defined herein) beneficially owned by him in favor of approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger), upon the terms and subject to the conditions set forth in the Company Voting Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Company’s willingness to enter into this Agreement, Stephen M. Simes, Ross Mangano, Phillip B. Donenberg, JO & Co. and Louis W. Sullivan, M.D. (the “BioSante Principal Stockholders”) are entering into a voting agreement with the Company substantially in the form attached hereto as Exhibit A-2 (the “BioSante Voting Agreement”), pursuant to which, among other things, the BioSante Principal Stockholders have agreed to vote or cause to be voted the BioSante Common Shares beneficially owned by them in favor of approval and adoption of this Agreement and the transactions contemplated hereby (including the Merger) and the approval of the BioSante Share Issuance, upon the terms and subject to the conditions set forth in the BioSante Voting Agreement; and

WHEREAS, immediately prior to the execution and delivery of this Agreement and as a condition to BioSante’s willingness to enter into this Agreement, certain current executive officers of the Company listed in Section 4.11(e) of the Company Disclosure Schedule (the “Executives”) have delivered to Parent a letter agreement agreeing to execute and deliver to Parent releases in the form attached to such letter agreement (the “Executive Release”) as a condition to the receipt of any payments due to them under their retention letters and change of control and severance agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, BioSante and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.               Definitions.

(a)           For purposes of this Agreement:

“affiliate” of a specified person means a person who, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“BioSante Disclosure Schedule” means BioSante’s disclosure schedule delivered by BioSante to the Company concurrently with the delivery of this Agreement.

“BioSante Material Adverse Effect” means any event, occurrence, development, change or effect that (i) is, individually or in the aggregate with all other events, occurrences, developments, changes and effects, materially adverse to the business, properties, assets (tangible or intangible), liabilities, condition (financial or otherwise) or results of operations of BioSante and its subsidiaries, taken as a whole, other than any event, occurrence, development, change or effect described in clause (i) resulting primarily from any of the following:  (A) changes in the United States economy or financial markets as a whole, so long as such conditions do not adversely affect BioSante or its subsidiaries in a materially disproportionate manner relative to other similarly situated participants in the industries, geographies or markets in which they operate, (B) general changes in the industries in which BioSante and its subsidiaries operate, so long as such conditions do not adversely affect BioSante or its subsidiaries in a materially disproportionate manner relative to other participants in the industries in which BioSante and its subsidiaries operate, (C) any change in any applicable Law, rule or regulation or GAAP or interpretation thereof after the date of this Agreement, (D) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any part thereof, and (E) any claim or litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the Merger, or of disclosure violations in securities filings made in connection with this Agreement or the Merger; or (ii) would reasonably be expected to prevent or materially delay the consummation of the Merger or prevent or materially delay BioSante from performing its obligations under this Agreement.

“BioSante Share Value” means the closing price of a BioSante Common Share on the Nasdaq Global Market on the date the Effective Time occurs.

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“BioSante Stockholder Approval” means: (i) the adoption of this Agreement at the BioSante Stockholder Meeting by holders of a majority of the outstanding BioSante Common Shares and Special Shares, voting together as a single class, in accordance with the DGCL and BioSante’s certificate of incorporation and bylaws and (ii) the approval of the BioSante Share Issuance at the BioSante Stockholder Meeting by a majority of votes cast by holders of BioSante Common Shares and Special Shares, voting together as a single class, in accordance with the DGCL, the requirements of NASDAQ and BioSante’s certificate of incorporation and bylaws.

“BioSante Significant Subsidiary” means a subsidiary of BioSante that would constitute a “significant subsidiary” of BioSante within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the Company’s disclosure schedule delivered by the Company to BioSante concurrently with the delivery of this Agreement.

“Company Material Adverse Effect” means any event, occurrence, development, change or effect that (i) is, individually or in the aggregate with all other events, occurrences, developments, changes and effects, materially adverse to the business, properties, assets (tangible or intangible), liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, occurrence, development, change or effect described in clause (i) resulting primarily from any of the following:  (A) the announcement of the execution of this Agreement, or the pendency of consummation of the Merger, (B) changes in the United States economy or financial markets as a whole, so long as such conditions do not adversely affect the Company or its Subsidiaries in a materially disproportionate manner relative to other similarly situated participants in the industries, geographies or markets in which they operate, (C) any change in any applicable Law, rule or regulation or GAAP or interpretation thereof after the date of this Agreement, (D) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any part thereof, (E) any claim or litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the Merger, or of disclosure violations in securities filings made in connection with this Agreement or the Merger, and (F) any action taken by the Company or any of its Subsidiaries as contemplated or permitted by this Agreement or with BioSante’s consent; or (ii) would reasonably be expected to prevent or materially delay the consummation of the Merger or prevent or materially delay the Company from performing its obligations under this Agreement.  For the avoidance of doubt, a Company Material Adverse Effect shall be deemed to have occurred if a Fundamental Change (as defined in the New Notes Indenture (as defined in Section 7.17)) under the New Convertible Notes shall have occurred or an event of default shall have occurred that has triggered acceleration of repayment of the New Convertible Notes under the New Notes Indenture, except in each case to the extent any such Fundamental Change or event

3

of default has resulted from the failure of BioSante to comply with the terms of Section 7.17, and if the occurrence of such Fundamental Change or event of default is evidenced by either: (i) an Order issued by a court of competent jurisdiction, or (ii) a written acknowledgement or agreement by the Company.  The intent of the foregoing sentence is to simply provide an example of a Company Material Adverse Effect and is not meant to define the only parameters under which the occurrence of a Fundamental Change or event of default under the Old Notes Indenture and/or the New Notes Indenture may or may not constitute a Company Material Adverse Effect.

“Company Stockholder Approval” means the adoption of this Agreement at the Company Stockholder Meeting by holders of a majority of the outstanding Shares in accordance with the DGCL and the Company’s certificate of incorporation and bylaws.

“control” (including the terms “controlled by”, “controlling” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“D&O Insurance” means directors’ and officers’ liability insurance and fiduciary liability insurance.

“Environment” means ambient air, indoor air, surface water, groundwater, soil, surface or subsurface strata and natural resources such as wetlands, flora and fauna.

“Environmental Law” means the  common law and all laws, statutes, rules, regulations, codes, ordinances, orders, judgments and decrees relating to pollution or the protection of the Environment or of human health or safety, including those relating to the use, handling, distribution, generation, transportation, storage, treatment, Release or exposure to Hazardous Materials.

“Environmental Permits” means all licenses, approvals, authorizations, notifications and identification numbers required under Environmental Laws.

“Exchange Ratio” shall be 0.1615; provided, however, that if the Net Cash at the Determination Date is more than $500,000 greater than or less than the Target Net Cash at the Determination Date, then the Exchange Ratio shall be equal to:

If Net Cash at the Determination Date is:	Then the Exchange Ratio shall be:
$ 5,000,001 or more above Target Net Cash	0.2424
$ 4,750,001 to $5,000,000 above Target Net Cash	0.2376
$ 4,500,001 to $4,750,000 above Target Net Cash	0.2329
$ 4,250,001 to $4,500,000 above Target Net Cash	0.2283

4

$4,000,001 to $4,250,000 above Target Net Cash	0.2238
$3,750,001 to $4,000,000 above Target Net Cash	0.2193
$3,500,001 to $3,750,000 above Target Net Cash	0.2150
$3,250,001 to $3,500,000 above Target Net Cash	0.2107
$3,000,001 to $3,250,000 above Target Net Cash	0.2065
$2,750,001 to $3,000,000 above Target Net Cash	0.2024
$2,500,001 to $2,750,000 above Target Net Cash	0.1983
$2,250,001 to $2,500,000 above Target Net Cash	0.1943
$2,000,001 to $2,250,000 above Target Net Cash	0.1904
$1,750,001 to $2,000,000 above Target Net Cash	0.1866
$1,500,001 to $1,750,000 above Target Net Cash	0.1828
$1,250,001 to $1,500,000 above Target Net Cash	0.1791
$1,000,001 to $1,250,000 above Target Net Cash	0.1755
$750,001 to $1,000,000 above Target Net Cash	0.1719
$500,001 to $750,000 above Target Net Cash	0.1684
Between $500,000 above Target Net Cash and $500,000 below Target Net Cash	0.1615
$500,001 to $750,000 below Target Net Cash	0.1517
$750,001 to $1,000,000 below Target Net Cash	0.1485
$1,000,001 to $1,250,000 below Target Net Cash	0.1454
$1,250,001 to $1,500,000 below Target Net Cash	0.1423
$1,500,001 to $1,750,000 below Target Net Cash	0.1393
$1,750,001 to $2,000,000 below Target Net Cash	0.1363
$2,000,001 to $2,250,000 below Target Net Cash	0.1333
$2,250,001 to $2,500,000 below Target Net Cash	0.1304

5

$2,500,001 to $2,750,000 below Target Net Cash	0.1276
$2,750,001 to $3,000,000 below Target Net Cash	0.1248
$3,000,001 to $3,250,000 below Target Net Cash	0.1220
$3,250,001 to $3,500,000 below Target Net Cash	0.1193
$3,500,001 to $3,750,000 below Target Net Cash	0.1166
$3,750,001 to $4,000,000 below Target Net Cash	0.1139
$4,000,001 to $4,250,000 below Target Net Cash	0.1113
$4,250,001 to $4,500,000 below Target Net Cash	0.1087
$4,500,001 to $4,750,000 below Target Net Cash	0.1062
$4,750,001 to $5,000,000 below Target Net Cash	0.1036

“Hazardous Materials” means any chemical, substance, waste, pollutant, compound, mixture or constituent in any form, including asbestos and asbestos-containing materials, radon, mold, petroleum and petroleum products, including crude oil and any fractions thereof, which are regulated or can give rise to liability under any Environmental Law.

“Intellectual Property” means intellectual property or similar proprietary rights of any kind, including any and all:  (i) United States, non-United States and international patents, patent applications including any continuations, continuations-in-part, re-issues, reexamination certificates, statutory invention registrations and any restorations or extensions of the foregoing, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, and the goodwill associated with any of the foregoing, (iii) copyrightable works, copyrights, mask works, and registrations and applications for registration thereof, (iv) confidential and proprietary information, including trade secrets and know-how, (v) Internet domain names and (vi) with respect to clauses (i) — (iii) above the rights to sue or otherwise enforce and collect all damages or any other consideration obtained or awarded for any past, present or future infringement thereof.

“Liens” means all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer.

“NASDAQ” means The NASDAQ Global Market.

“Net Cash” means (x) the sum of:

(i)            the Company’s cash and cash equivalents, short-term investments and restricted cash, in each case as of the Determination Date and determined in a manner

6

consistent with the manner in which such items were historically determined by the Company and in accordance with the Company Balance Sheet, plus

(ii)           accrued interest receivable as of the Determination Date on the Company’s cash and cash equivalents, short term investments and restricted cash, determined in a manner consistent with the manner in which such item was historically determined by the Company, plus

(iii)          the Company’s accounts receivable, refundable deposits and recoverable prepaid balances, in each case as of the Determination Date and determined in a manner consistent with the manner in which such items were historically determined by the Company and in accordance with the Company Balance Sheet, minus (y) the sum of (without duplication):

(i)            the Company’s accounts payable and accrued expenses, in each case as of the Determination Date and determined in a manner consistent with the manner in which such items were historically determined by the Company and in accordance with the Company Balance Sheet, plus

(ii)           the amount of bona fide contractual commitments of the Company as of the Determination Date, including commitments set forth on the Company Disclosure Schedule or which have arisen prior to Closing, in each case to the extent not cancelled or satisfied as of the Determination Date or cancellable within 90 days after the Determination Date without material cost or penalty, plus

(iii)          the remaining cash cost of restructuring accruals as of the Determination Date in a manner substantially consistent with the manner in which such items were determined for the Company’s unaudited consolidated balance sheet as of March 31, 2009 included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC prior to the date of the Agreement, plus

(iv)          the cash cost of any change of control payments or severance payments that are or become due to any employee of the Company in connection with the Closing or any employee’s termination in connection with, or immediately following, the Closing and the cash cost of any current and future COBRA premium payments, excluding any cash premium payments and related tax gross-up payments to the Executives and current non-executive officers described in Section 7.06 hereof, plus

(v)           the cash cost of any accrued and unpaid retention payments due to any employee of the Company as of the Determination Date or any retention payments that will become due to any employee of the Company in connection with the Closing, plus

(vi)          the cash cost of any and all billed and unpaid Taxes for which the Company is liable in respect of any period ending on or before the Determination Date, plus

7

(vii)         in the event a Fundamental Change (as defined in the Old Notes Indenture (as defined in Section 7.17)) under the Old Convertible Notes shall have occurred or an event of default shall have occurred that has triggered acceleration of repayment of the Old Convertible Notes under the Old Notes Indenture, except in each case to the extent any such Fundamental Change or event of default has resulted from the failure of BioSante to comply with the terms of Section 7.17, the amount of principal and accrued interest then due and payable in respect of the Old Convertible Notes as a result of any such Fundamental Change or event of default, plus

(viii)        any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees and any estimates thereof) as of the Determination Date, for which the Company is liable incurred by the Company in connection with this Agreement and the transactions contemplated hereby or otherwise.

Notwithstanding the foregoing, the amounts in clause (y) above shall exclude in each case all accrued expenses, contractual commitments, restructuring accruals, and fees and expenses, as applicable, to the extent related to (A) the Company’s 2010 annual stockholders meeting, (B) the audit of the Company’s financial statements for the year ended December 31, 2009, (C) the preparation of 2009 Tax Returns, (D) an audit of the Company’s terminated 401(k) plan for the year ended December 31, 2009, (E) the preparation of any Quarterly Report on Form 10-Q due after the Closing Date, including any quarterly review by external accountants, (F) license agreements related to Company Licensed Intellectual Property, including the cancellation thereof or any royalties payable thereunder, to the extent that such amounts payable have been set forth in the Company Disclosure Schedules as of the date hereof, (G) Company Owned Intellectual Property, including the prosecution, maintenance, abandonment or forfeiture thereof, other than legal and regulatory costs incurred in the ordinary course with respect to the Company’s patents, (H) any claim or litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the Merger or of disclosure violations in securities filings made in connection with this Agreement, (I) responding to or resolving SEC comments on the Registration Statement or any Company SEC Reports in connection therewith, provided, however, that such expenses are reasonable, documented and itemized with reasonable particularity and (J) any cash premium payments and related tax gross-up payments to the Executives and current non-executive officers described in Section 7.06 hereof.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Qualifying Confidentiality Agreement” means an executed agreement with provisions requiring any person receiving nonpublic information with respect to the Company to keep such information confidential, which provisions to keep such information confidential are no less restrictive in the aggregate to such person than the Confidentiality Agreement is to BioSante, its affiliates, and their respective personnel and representatives (it being understood that such agreement with such person need not have comparable standstill provisions); provided,

8

that no such confidentiality agreement shall conflict with any rights of BioSante or obligations of the Company and the Subsidiaries under this Agreement.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, leaching, dispersal or migration on, into or through the Environment or, into, through or out of any property, facility or equipment.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, BioSante or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Target Net Cash” shall be equal to (i) if the Closing Date is on or before August 31, 2009, $22,950,000,  (ii) if the Closing Date is on or between September 1, 2009 and September 30, 2009, $22,100,000, (iii) if the Closing Date is on or between October 1, 2009 and October 31, 2009, $21,250,000, (iv) if the Closing Date is on or between November 1, 2009 and November 30, 2009, $20,400,000, or (v) if the Closing Date is on or between December 1, 2009 and December 31, 2009, $19,650,000.

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.

“Taxes” means any and all (a) taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges, and (b) liability for the payment of any Tax of another person (i) as a result of being a member of a consolidated, combined, unitary or affiliated group that includes any other person, or (ii) by reason of transferee or successor liability imposed by law.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acquisition Proposal	§7.05(f)
Action	§4.09
Adjustment	§3.01(f)
Agreement	Preamble
BioSante 10-K	Article V

9

Defined Term	Location of Definition
BioSante	Preamble
BioSante Board	Recitals
BioSante Common Shares	Recitals
BioSante Licensed Intellectual Property	§5.13
BioSante Owned Intellectual Property	§5.13
BioSante Principal Stockholders	Recitals
BioSante Recommendation	§7.01(c)
BioSante SEC Reports	§5.06(a)
BioSante Share Issuance	Recitals
BioSante Stockholder Meeting	§7.01(a)
BioSante Voting Agreement	Recitals
Blue Sky Laws	§4.05(b)
Cash Threshold	§8.02(e)
Certificate of Merger	§2.02
Certificates	§3.01(b)
Change in Company Recommendation	§7.01(b)
Change in Control Severance Agreements	§7.06(c)
Change in BioSante Recommendation	§7.01(c)
Closing	§2.02
Closing Date	§2.02
Company	Preamble
Company Balance Sheet	§4.07(c)
Company Board	Recitals
Company Common Stock	§2.04(a)
Company Licensed Intellectual Property	§4.13
Company Material Contracts	§4.17(a)
Company Owned Intellectual Property	§4.13
Company Permits	§4.06
Company Plans	§4.10(a)
Company Preferred Stock	§4.03(a)
Company Principal Stockholder	Recitals
Company Recommendation	§7.01(b)
Company Representatives	§7.05(a)
Company Restricted Award	§2.06
Company Rights	§4.03(a)
Company 10-K	Article IV
Company Rights Agreement	§4.16
Company SEC Reports	§4.07(a)
Company Stock Awards	§4.03(a)
Company Stock Option Plans	§2.05(a)
Company Stock Options	§2.05(a)
Company Stockholder Meeting	§7.01(a)
Company Voting Agreement	Recitals
Confidentiality Agreement	§7.04(b)
Convertible Notes	§4.03(a)

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Defined Term	Location of Definition
Current Company SEC Reports	Article IV
Current BioSante SEC Reports	Article V
Determination Date	§2.11(a)
DGCL	Recitals
Effective Time	§2.02
ERISA	§4.10(a)
ERISA Affiliate	§4.10(a)
Estimated Net Cash Schedule	§2.11(a)
Exchange Act	§4.07(a)
Exchange Agent	§3.01(a)
Exchange Fund	§3.01(a)
Executive Release	Recitals
Executives	Recitals
Existing D&O Insurance	§7.16(b)
Expenses	§9.03(a)
FDA	§4.19(a)
GAAP	§4.07(b)
Governmental Authority	§4.05(b)
Indemnified Parties	§7.16(a)
Indenture	§7.17
IRS	§4.10(b)
Joint Proxy Statement	§7.01(a)
knowledge of the Company	§10.06
knowledge of BioSante	§10.06
Law	§4.05(a)
Merger	Recitals
Multiemployer Plan	§4.10(d)
New Convertible Notes	§4.03(a)
New Notes Indenture	§7.17
Net Cash Calculation	§2.11(a)
Notice of Superior Proposal	§7.05(d)(i)
Notice Period	§7.05(d)(i)
Old Convertible Notes	§4.03(a)
Old Notes Indenture	§7.17
Order	§8.01(d)
Per Share Merger Consideration	§2.04(a)
Preference Shares	§5.03(a)
Registration Statement	§7.01(a)
Regulation M-A Filing	§7.01(e)
SEC	§4.07(a)
Securities Act	§4.05(b)
Special Shares	§5.03(a)
Specified Company Stock Options	§2.05(a)
Shares	§2.04(a)
Subsidiary	§4.01(a)

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Defined Term	Location of Definition
Superior Proposal	§7.05(g)
Surviving Corporation	§2.01
Termination Date	§9.01(b)(i)
Termination Fee	§9.03(b)
Transfer Taxes	§7.09
Warn Act	§4.11(d)
Warrant Exchange Agreement	§2.05(b)
Warrants	§2.05(b)

ARTICLE II

THE MERGER

SECTION 2.01.               The Merger.  At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, the Company shall be merged with and into BioSante.  As a result of the Merger, the separate corporate existence of the Company shall cease and BioSante shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and the separate corporate existence of BioSante with all its rights, privileges, immunities, powers and franchises shall continue as contemplated hereby.

SECTION 2.02.               Effective Time; Closing.  As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).  Immediately prior to such filing of the Certificate of Merger, a closing of the Merger (the “Closing”) shall be held at the offices of O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California 94025, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII.  The date of the Closing is referred to as the “Closing Date.”

SECTION 2.03.               Effect of the Merger.  The effect of the Merger at and following the Effective Time shall be as provided in the applicable provisions of the DGCL and this Agreement.

SECTION 2.04.               Conversion of Securities.

(a)           Conversion of Company Common Stock.  Subject to Section 3.01(e), at the Effective Time, by virtue of the Merger and without any action on the part of BioSante or the Company, or any holder of any Shares (as defined herein), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) (all shares of Company Common Stock being collectively referred to as the “Shares”) issued and outstanding

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immediately prior to the Effective Time (other than Shares to be canceled in accordance with Section 2.04(b)) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable BioSante Common Shares equal to the Exchange Ratio (the “Per Share Merger Consideration”).

(b)           Cancellation of Certain Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of BioSante or the Company, all Shares owned by the Company or BioSante or any direct or indirect wholly owned subsidiary of the Company or BioSante immediately prior to the Effective Time shall, by virtue of the Merger, and without any action on the part of the holder thereof, automatically be canceled without any conversion thereof and retired and shall cease to exist and no consideration shall be delivered in exchange therefor, and each holder of a certificate or certificates representing any such Shares shall cease to have any rights with respect thereto.

(c)           Capital Stock of BioSante.  At the Effective Time, by virtue of the Merger and without any action on the part of BioSante or the Company, each BioSante Common Share issued and outstanding immediately prior to the Effective Time shall become one duly authorized, validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation and each Special Share issued and outstanding immediately prior to the Effective Time shall become one duly authorized, validly issued, fully paid and non-assessable share of Class C Special Shares, $0.0001 par value, of the Surviving Corporation.

SECTION 2.05.               Company Stock Options.

(a)           At a time mutually agreed upon by BioSante and the Company, but in no event less than 30 days prior to the Effective Time, the administrator of the Amended and Restated 1998 Incentive Stock Option Plan, the 2001 Nonstatutory Option Plan, the 2001 Non-Employee Directors Stock Option Plan and the 2005 Equity Incentive Plan (collectively, as amended, supplemented or modified, the “Company Stock Option Plans”) shall provide appropriate notice to holders of all options outstanding under the Company Stock Option Plans (the “Company Stock Options”) that such Company Stock Options other than the Company Stock Options listed on Schedule 2.05(a) hereto (the “Specified Company Stock Options”), whether or not vested and whether or not exercisable, shall be fully vested and exercisable until immediately prior to the Effective Time.  Upon the Effective Time, all Company Stock Options other than the Specified Company Stock Options shall terminate.  The Specified Company Stock Options, whether or not vested, shall by virtue of the Merger be assumed by BioSante and shall remain outstanding following the Effective Time.  Each such Specified Company Stock Option so assumed by BioSante will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any vesting provisions), except that: (i) each Specified Company Stock Option will be solely exercisable (or will become exercisable in accordance with its terms) for that number of whole BioSante Common Shares equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Specified Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of BioSante Common Shares; and (ii) the per share exercise price for the BioSante Common Shares issuable upon exercise of such assumed Specified Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company

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Common Stock at which such Specified Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.  BioSante shall comply with the terms of all such Specified Company Stock Options and use its reasonable best efforts to ensure, to the extent required by, and subject to the provisions of, the Company Stock Option Plans and permitted under the Code, that any Specified Company Stock Options that qualified for tax free treatment under Section 422 of the Code prior to the Effective Time continue to so qualify after the Effective Time.  BioSante shall take all corporate actions necessary to reserve for issuance a sufficient number of BioSante Common Shares for delivery upon exercise of all Specified Company Stock Options pursuant to the terms set forth in this Section 2.05(a).  From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to BioSante, which shall assume the Company Stock Options Plans as of the Effective Time by virtue of this Agreement and without any further action.  Prior to the Effective Time, the Company shall take all actions necessary to effect the transactions contemplated by this Section 2.05(a).  The Company will not take any action to accelerate the vesting, change the exercisability or extend the expiration date of any Specified Company Stock Options beyond what is contractually required as of April 1, 2009 (including those change of control agreements and arrangements with current executive officers identified in Section 4.10(a) of the Company Disclosure Schedule), and will take any action that is permitted to take so that the vesting, exercisability and expiration date of such Specified Company Stock Options is not accelerated or changed, and each Specified Company Stock Option shall be exercisable for a period of time determined in strict compliance with such contractual requirements.

(b)           Each outstanding and unexercised warrant existing on the date of this Agreement (the “Warrants”) shall be treated in accordance with the terms of the Warrants as set forth in Section 4.03(2) of the Company Disclosure Schedule, and the contractual obligations thereunder shall, by virtue of the Merger, be assumed by BioSante to the extent such obligations would survive a Merger under the terms of the Warrants as set forth in Section 4.03(2) of the Company Disclosure Schedule; provided, however, that pursuant to the Warrant Exchange Agreement, dated as of May 17, 2009, by and between the Company and Capital Ventures International (the “Warrant Exchange Agreement”), the Company shall pay or cause to be paid the Company Call Consideration (as defined in the Warrant Exchange Agreement) at least three (3) Business Days prior to the anticipated Closing Date if Capital Ventures International (“CVI”) so consents (which the Company will use commercially reasonable efforts to obtain as promptly as practicable after the date hereof) or, if CVI does not so consent, immediately prior to the Closing with respect to the outstanding portion of the Remainder Warrant (as defined in the Warrant Exchange Agreement) and, upon such payment, the Remainder Warrant shall not be assumed by BioSante and shall be cancelled.

SECTION 2.06.               Restricted Awards.  Immediately prior to the Effective Time, any restricted stock, restricted stock units, other equity-based awards or any other outstanding rights of any kind to acquire or receive Company Common Stock (other than Company Stock Options) (each, a “Company Restricted Award”) outstanding immediately prior to the Effective Time that are unvested or subject to risk of forfeiture, restrictions on transfer or other restrictions or conditions under the Company Stock Option Plans, any applicable award agreement or any other agreement with the Company, shall be fully vested and no longer subject to any restriction or other condition to which the applicable Company Restricted Award was subject.  At the

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Effective Time, such fully vested Company Restricted Awards or, as the case may be, the number of shares of Company Common Stock subject to such Company Restricted Award, shall be exchanged for fully-vested BioSante Common Shares pursuant to Section 2.04.

SECTION 2.07.               Treatment of the Convertible Notes.  The Convertible Notes defined in Section 4.03(a) shall be treated as set forth in Section 7.17.

SECTION 2.08.               Certificate of Incorporation; Bylaws.

(a)           At the Effective Time, the certificate of incorporation of BioSante as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Law and such certificate of incorporation.

(b)           At the Effective Time, the bylaws of BioSante as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

SECTION 2.09.               Directors and Officers.  At the Effective Time (and for the avoidance of doubt by virtue of the Merger and without any action on the part of BioSante or the Company or any holder of any Shares, BioSante Common Shares or Special Shares), the directors of BioSante (as approved by Company in accordance with Section 4.21) immediately prior to the Effective Time and Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D., shall be appointed as the initial directors of the Surviving Corporation, each such director to hold office in accordance with the DGCL, the certificate of incorporation and bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal, and the officers of BioSante immediately prior to the Effective Time shall, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation, be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

SECTION 2.10.               Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, immunities, powers and franchises of the Company and BioSante, the Company will take all such lawful and necessary action.

SECTION 2.11.              Calculation of Net Cash.

(a)           For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the earlier to occur of the date originally scheduled for the BioSante Stockholder Meeting and the date originally scheduled for the Company Stockholder Meeting, as agreed upon by BioSante and the Company at least fifteen (15) calendar days prior to the earlier to occur of the date originally scheduled for the BioSante Stockholder Meeting and the date originally scheduled for the Company Stockholder Meeting.  Within one (1) calendar day following the Determination Date, the Company shall deliver to BioSante a

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schedule (a “Net Cash Schedule”) setting forth, in reasonable detail, the Company’s calculation of Net Cash (as determined in accordance with the definition of Net Cash set forth in Article I) (the “Net Cash Calculation”) as of such applicable Determination Date prepared by the Company’s Chief Financial Officer.  The Company shall make the work papers and back-up materials used in preparing the applicable Net Cash Schedule available to BioSante and, if requested by BioSante, its accountants and counsel at reasonable times and upon reasonable notice.

(b)           Within two (2) calendar days after the Company delivers the Net Cash Schedule to BioSante (the “Response Date”), BioSante shall have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”).  Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation and shall be accompanied by reasonably detailed materials supporting the basis for such proposed revisions.

(c)           If on or prior to the Response Date, (i) BioSante notifies the Company in writing that it has no objections to the Net Cash Calculation set forth in the Net Cash Schedule or (ii) BioSante fails to deliver a Dispute Notice as provided in Section 2.11(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(d)           If BioSante delivers a Dispute Notice on or prior to the Response Date as provided in Section 2.11(b), then representatives of the Company and BioSante shall promptly meet and attempt in good faith to promptly resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash within two (2) calendar days after the Response Date, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(e)           Once the Net Cash at the Determination Date has been finally determined, which shall be no later than five (5) calendar days after the Determination Date, the Company shall issue a press release publicly announcing (i) the Company’s Net Cash at the Determination Date, (ii) whether the minimum Net Cash condition set forth in Section 8.02(e) has been satisfied, and (iii) any adjustment to the Exchange Ratio based on the Company’s Net Cash at the Determination Date.

ARTICLE III

DELIVERY OF BIOSANTE COMMON SHARES

SECTION 3.01.               Exchange of Certificates.

(a)           Exchange Agent.  From and after the Effective Time, BioSante shall deposit, or shall cause to be deposited, with Computershare or another bank or trust company selected by BioSante and reasonably acceptable to and approved in advance by the Company (the “Exchange Agent”), for the benefit of the holders of Shares, (i) for exchange in accordance

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with this Article III through the Exchange Agent, certificates or, at BioSante’s option, evidence of shares in book entry form, representing BioSante Common Shares issuable to holders of Shares in the Merger pursuant to Section 2.04 as of the Effective Time, (ii) immediately available funds, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 3.01(e) and (iii) any cash or other consideration from time to time as required for any dividends or other distributions pursuant to Section 3.01(c) (such cash and certificates (or, as the case may be, evidence of book entry form) for BioSante Common Shares, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the BioSante Common Shares contemplated to be issued pursuant to Section 2.04, dividends or other distributions contemplated to be delivered pursuant to Section 3.01(c) and the cash in lieu of fractional shares contemplated to be paid pursuant to Section 3.01(e) out of the Exchange Fund.  Except as contemplated by Section 3.01(g) hereof, the Exchange Fund shall not be used for any other purpose.

(b)           Exchange Procedures.

(i)            As promptly as practicable after the Effective Time, BioSante shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of Shares whose Shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.04(a):  (A) a letter of transmittal (which shall be in customary form reasonably agreed upon by BioSante and Company, and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or an affidavit of loss in lieu thereof) to the Exchange Agent); and (B) instructions for use in effecting the surrender of the Certificates (or an affidavit of loss in lieu thereof) pursuant to such letter of transmittal.

(ii)           Upon surrender to the Exchange Agent of a Certificate (or an affidavit of loss in lieu thereof) for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or, at BioSante’s option, evidence of shares in book entry form, representing that number of whole BioSante Common Shares which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), (B) cash in lieu of any fractional BioSante Common Shares to which such holder is entitled pursuant to Section 3.01(e), and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 3.01(c), and the Certificate (or an affidavit of loss in lieu thereof) so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of BioSante Common Shares, cash in lieu of any fractional BioSante Common Shares to which such holder is entitled pursuant to Section 3.01(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.01(c) may be delivered to a transferee if the Certificate (or an affidavit of loss in lieu thereof) representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.  Until surrendered as contemplated by this Section 3.01, each Certificate shall be deemed at all times after the Effective Time to represent

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only the right to receive upon such surrender the certificate representing BioSante Common Shares, cash in lieu of any fractional BioSante Common Shares to which such holder is entitled pursuant to Section 3.01(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.01(c).

(c)           Distributions with Respect to Unexchanged BioSante Common Shares.  No dividends or other distributions declared or made after the Effective Time with respect to the BioSante Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the BioSante Common Shares represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 3.01(e), until the holder of such Certificate shall surrender such Certificate (or an affidavit of loss in lieu thereof).  Subject to the effect of escheat or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole BioSante Common Shares issued in exchange therefor, without interest, (i) the amount of any cash payable with respect to any fractional BioSante Common Shares to which such holder is entitled pursuant to Section 3.01(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole BioSante Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole BioSante Common Shares.

(d)           No Further Rights in Company Common Stock.  All BioSante Common Shares issued upon surrender of a Certificate in accordance with the terms of this Article III and any cash paid pursuant to Section 3.01(c) or Section 3.01(e) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate.

(e)           No Fractional Shares.  No certificates or scrip representing fractional BioSante Common Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of BioSante.  Each holder of a fractional share interest (after aggregating all fractional BioSante Common Shares issuable to such holder) shall be paid an amount in cash (without interest, rounded to the nearest whole cent equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the BioSante Share Value.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify BioSante, and BioSante shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Section 3.01(b) and Section 3.01(c).

(f)            Adjustments of Exchange Ratio.  If, between the date of this Agreement and the Effective Time, there is a reorganization, recapitalization, reclassification, stock split, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into BioSante Common Shares or Company Common Stock), extraordinary cash dividend, subdivision, issuer tender or exchange offer, combination, exchange of shares or other similar change with respect to, or rights issued in respect of, the BioSante

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Common Shares or Company Common Stock (each, an “Adjustment”), the Exchange Ratio shall be adjusted accordingly, without duplication, to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such Adjustment.

(g)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of the Shares for nine months after the Effective Time shall be delivered to BioSante, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to BioSante (subject to abandoned property, escheat or other similar laws) for the Per Share Merger Consideration, any cash in lieu of fractional BioSante Common Shares to which they are entitled pursuant to Section 3.01(e) and any dividends or other distributions with respect to the BioSante Common Shares to which they are entitled pursuant to Section 3.01(c).  Neither BioSante nor the Surviving Corporation shall be liable to any holder of Shares for any Per Share Merger Consideration (or dividends or distributions with respect to BioSante Common Shares), or other cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h)           Withholding Rights.  Each of the Company, the Surviving Corporation and BioSante shall be entitled to deduct and withhold from the consideration or other amounts payable pursuant to this Agreement to any holder of Shares, Company Stock Options, Company Restricted Awards or other interests in the Company such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Law relating to Taxes.  To the extent that amounts are so withheld by the Company, the Surviving Corporation or BioSante, as the case may be, and paid to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Stock Options, Company Restricted Awards or other interests in the Company in respect of which such deduction and withholding was made by the Company, the Surviving Corporation or BioSante, as the case may be.

(i)            Lost, Stolen, Destroyed or Unissued Certificates.  If any Certificate shall have been lost, stolen or destroyed, or was never issued, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, destroyed or unissued and, if required by the Surviving Corporation in its reasonable discretion, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, destroyed or unissued Certificate the whole number of BioSante Common Shares, any cash in lieu of fractional BioSante Common Shares to which the holders thereof are entitled pursuant to Section 3.01(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.01(c).

SECTION 3.02.               Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares that were outstanding immediately prior to the Effective Time thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.

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On or after the Effective Time, any Certificates presented to the Exchange Agent or BioSante for any reason shall be canceled and converted in accordance with the terms of this Article III.

SECTION 3.03.               No Appraisal Rights.  In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to BioSante to enter into this Agreement, except (i) as set forth in the Company Disclosure Schedule (with specific reference to the particular section or subsection of this Agreement to which the information set forth in the Company Disclosure Schedule relates; provided, that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent); and (ii) as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Company 10-K”) and other Company SEC Reports filed after the fiscal year ended December 31, 2008, but prior to the date of this Agreement (other than disclosures in the “Risk Factors” sections thereof or any disclosures included therein that are cautionary, predictive or forward-looking in nature) (the “Current Company SEC Reports”); provided, that in no event shall any disclosure contained in such Current Company SEC Reports be deemed to be an exception to any representation or warranty contained in Section 4.03(a), Section 4.05(b) or Section 4.08, and it being understood that any matter set forth in the Current Company SEC Reports shall be deemed to qualify any representation or warranty in this Article IV only to the extent that the description of such matter in such Current Company SEC Reports would be reasonably inferred to be a qualification with respect to such representation and warranty), the Company hereby represents and warrants to BioSante as follows:

SECTION 4.01.               Organization and Qualification; Subsidiaries.

(a)           Each of the Company and each subsidiary of the Company (each, a “Subsidiary”) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions where such concept is applicable) under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary approvals from Governmental Authorities to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure of any Subsidiary to be so organized, existing or in good standing or to have such power, authority and approvals would not, individually or in the aggregate, have a Company Material Adverse Effect.  The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions where such concept is applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, would not have a Company Material Adverse Effect.

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(b)           Section 4.01(b) of the Company Disclosure Schedule sets forth all of the Subsidiaries of the Company in existence as of the date of this Agreement, together with the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding capital stock or other equity interests of each such Subsidiary owned by the Company and its other Subsidiaries.  There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire, or register under any securities Law, any Shares or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any Subsidiary.

SECTION 4.02.               Certificate of Incorporation and Bylaws.  The Company has heretofore furnished to BioSante a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each of the Subsidiaries.  Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect.  Neither the Company nor any Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

SECTION 4.03.               Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 275,000,000 Shares, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”).  As of June 29, 2009, (i) 109,618,787 Shares were issued and outstanding (not including Shares held in the treasury of the Company), all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) no Shares are held by the Subsidiaries, (iii) 12,729,729 Shares were reserved for future issuance for grant or available for grant Company Stock Options pursuant to the Company Stock Option Plans, (iv) 32,000 Shares were reserved for future issuance pursuant to outstanding Company Restricted Awards (together with the Company Stock Options, the “Company Stock Awards”), (v) 135,604 Shares were reserved for future issuance pursuant to the Company’s outstanding 3.125% Convertible Senior Notes due 2011 (the “Old Convertible Notes”), (vi) 30,563,235 Shares were reserved for future issuance pursuant to the Company’s outstanding 3.125% Convertible Senior Notes due 2013 (the “New Convertible Notes” and, together with the Old Convertible Notes, the “Convertible Notes”), (vii) 796,918 Shares were reserved for future issuance pursuant to outstanding warrants issued to Kingsbridge Capital Limited, (viii) 2,162,162 Shares were reserved for future issuance pursuant to outstanding warrants issued in the Company’s 2007 registered direct offerings, (ix) 1,848,467 Shares were reserved for future issuance pursuant to outstanding warrants issued pursuant to the Warrant Exchange Agreement (the “CVI Warrant”), and (x) no shares of Company Preferred Stock were issued and outstanding.  Except as disclosed in Section 4.03(1) of the Company Disclosure Schedule, and except for the Preferred Shares Purchase Rights (the “Company Rights”) issued pursuant to the Company Rights Agreement, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company.  Section 4.03(2) of the Company Disclosure Schedule accurately sets forth each currently outstanding form of Warrant issued by the Company and the following information with respect to each such currently outstanding Warrant: (1) the aggregate number and type of

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shares receivable upon exercise of such outstanding Warrants, the exercise price thereof, and the expiration date, (2) whether or not as a result of the Merger such Warrant by its terms will terminate, will not be assumed by BioSante and will no longer be outstanding immediately following the Merger and any required notices or consents with respect thereto, (3) whether or not as a result of the Merger such Warrant by its terms will be assumed by BioSante and the corresponding calculation of the adjustment to such Warrant’s number and type of shares receivable upon exercise thereof and the exercise price thereunder immediately after the Effective Time and any required notices or consents with respect thereto, and (4) whether or not as a result of the Merger such Warrant by its terms gives the Company or the Warrant Holder the right to call or put, as applicable, the Warrant for cash or shares and the corresponding cash or share consideration payable with respect thereto.

(b)           The following information has been made available to BioSante prior to the date of this Agreement with respect to each Company Stock Award outstanding as of the date of this Agreement:  (i) the name of the Company Stock Award recipient; (ii) the date on which such Company Stock Award was granted; (iii) the date on which such Company Stock Award expires; (iv) the exercise or purchase price of such Company Stock Award; (v) the number of Shares subject to such Company Stock Award; and (vi) the number of Shares vested pursuant to such Company Stock Award.

(c)           No Subsidiary owns any capital stock of, or other equity interest in, the Company.  Each outstanding share of capital stock of, or other equity interest in, each Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and each such share is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on the Company’s or any Subsidiary’s voting rights, charges and other encumbrances, except for limitations on transfer imposed by federal or state securities Laws.  There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments relating to the issued or unissued capital stock of any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, any Subsidiary.  Neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity interest in, any third party (other than the Company’s ownership of capital stock of its Subsidiaries).

(d)           The Company has made available to BioSante an accurate and complete copy of the Company Stock Option Plans pursuant to which Company has granted the Company Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Company Stock Awards.  All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.  All outstanding Shares, all outstanding Company Stock Awards, and all outstanding shares of capital stock of each Subsidiary have been issued and granted in compliance in material respects with (i) all applicable Laws, and (ii) all requirements set forth in applicable contracts.

(e)           The exercise price of each of the Company Stock Options is the fair market value of the Company Common Stock on the date of grant of such option.  Except pursuant to the terms of this Agreement or as set forth in the Current Company SEC Reports, there are no commitments or agreements of any character to which the Company is bound

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obligating the Company to accelerate the vesting of any Company Stock Award as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events).

(f)            Since March 31, 2009, other than (i) pursuant to the exercise of Company Stock Options outstanding as of December 31, 2008 issued pursuant to the Company Stock Option Plans, (ii) pursuant to and required by the terms of Company Stock Awards outstanding as of December 31, 2008, (iii) as permitted by the terms of Section 6.01, (iv) pursuant to the terms of the Stock Purchase Agreement between the Company and BioMed Realty, L.P., dated as of April 8, 2009, (v) pursuant to the terms of the Warrant Exchange Agreement, and (vi) as a result of the exchange offer for the Old Convertible Notes, there has been no change in (i) the outstanding capital stock of the Company, (ii) the number of Company Stock Options or Company Stock Awards outstanding, or (iii) the number of other options, warrants or other rights to purchase Company capital stock.

(g)           Since June 29, 2009, except as permitted by the terms of Section 6.01, the Company has not prepaid, purchased, re-purchased or redeemed, in whole or in part, any Convertible Notes, or otherwise made any payment with respect thereto, other than payments of interest in accordance with the terms thereof.

(h)           As of the date of this Agreement, the Conversion Price (as defined in the Old Notes Indenture (as defined in Section 7.17 hereof)) of the Old Convertible Notes is $9.10, and the Conversion Price (as defined in the New Notes Indenture (as defined in Section 7.17 hereof)) of the New Convertible Notes is $0.68, subject to adjustment after the date hereof as set forth therein.

SECTION 4.04.               Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, obtaining the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by BioSante, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.  The Company Board has approved this Agreement and the transactions contemplated hereby and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the Merger or any of the transactions contemplated hereby, and such approvals have not been withdrawn or modified.  No other state “moratorium,” “control share,” “fair price” or other takeover statute or regulation is applicable to the Company with respect to the Merger or the other transactions contemplated by this Agreement.

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SECTION 4.05.               No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents, each as amended to date, of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained, that all filings and obligations described in Section 4.05(b) have been made and that the Company Stockholder Approval has been obtained, conflict with or violate any United States or non-United States (including without limitation any state, local, international or foreign) statute, law, ordinance, regulation, rule, code, writ, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach of, loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property of any of them is bound or affected, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory, Taxing or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and filing and recordation of appropriate merger documents as required by the DGCL, and except as may be required in connection with Taxes described in Section 7.09 and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 4.06.               Permits.  Section 4.06 of the Company Disclosure Schedule sets forth a true and correct list of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority held by the Company or any of its Subsidiaries (the “Company Permits”).  Each of the Company and the Subsidiaries is in possession of Company Permits necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect.  As of the date of this Agreement, no suspension or cancellation of any material Company Permit is pending or, to the knowledge of the Company, threatened.

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SECTION 4.07.               SEC Filings; Financial Statements.

(a)           The Company has filed all forms, reports, statements, schedules and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since December 31, 2005 (collectively, the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed or, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report filed with or furnished to the SEC by the Company, and in either case, publicly available prior to the date of this Agreement and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report.  As of the date of this Agreement, the Company is eligible for the use of Form S-3 for purposes of eligibility for incorporation by reference on Form S-4.  No Subsidiary is required to file any form, report or other document with the SEC.  There are no outstanding comments from the Staff of the SEC with respect to any of the Company SEC Reports.

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports (or if amended prior to the date of this Agreement, as amended) complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), was prepared in accordance with the then existing United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, changes in stockholders’ equity, results of operations and cash flows of the Company and the consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c)           Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as of December 31, 2008, including the notes thereto (the “Company Balance Sheet”) or disclosed in the Company 10-K or other Current Company SEC Reports filed subsequent to the date of the Company 10-K, neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations, (i) incurred in the ordinary course of business consistent with past practice since December 31, 2008, (ii) relating to payment or performance obligations under contracts that are either (1) disclosed in the Company Disclosure Schedule or (2) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of contracts that are entered into or obtained after the date of this Agreement, as long as such action does not result in a breach of this Agreement) in accordance with the terms and conditions thereof which are not required by GAAP to be reflected on a

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regularly prepared balance sheet or (iii) incurred in connection with the performance by the Company of its obligations under this Agreement.

(d)           The Company has heretofore furnished or made available to BioSante complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all Company Material Contracts (except for such amendments or modifications as would not affect the surviving provisions of such Company Material Contracts as in effect on the date of this Agreement).

(e)           The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report.

(f)            The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company and its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive and non-direct ownership and control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.07(f).  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all material information concerning the Company and the Subsidiaries that is required to be disclosed in the Company’s SEC filings and other public disclosures is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.

(g)           The Company maintains a standard system of accounting, established and administered in accordance with GAAP.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h)           Since December 31, 2005, (i) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices, (ii) no attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company

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Board or any committee thereof or to any director or officer of the Company, and (iii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof that could have a material effect on accounting or revenue recognition.

(i)            Except in response to any inquiries or interrogatories described in Section 4.07(j), to the knowledge of the Company, no employee of the Company or any Subsidiary is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by the Company or any Subsidiary the outcome of which, as of the date of this Agreement, would, individually or in the aggregate, have a Company Material Adverse Effect.

(j)            The Company is not in receipt of any non-routine inquiries or interrogatories, whether in writing or, to the knowledge of the Company, otherwise or, to the knowledge of the Company, is not the subject of any investigation, audit, review or hearing by or in front of (A) the SEC or NASDAQ, with respect to any of the Company SEC Reports or any of the information contained therein, or (B) any other Governmental Authority, with respect to the conduct by the Company or any Subsidiary of its business or any aspect thereof the outcome of which is, as of the date of this Agreement, individually or in the aggregate, reasonably likely to be materially adverse to the Company and the Subsidiaries, taken as a whole.

SECTION 4.08.      Absence of Certain Changes or Events.  Since December 31, 2008 and except as set forth in the Company 10-K or other Current Company SEC Reports filed subsequent to the date of the Company 10-K, (a) except as expressly contemplated by this Agreement, the Company and the Subsidiaries have conducted their businesses in the ordinary course and in a manner consistent with past practice in all material respects, (b) there has not been any Company Material Adverse Effect and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01(b).

SECTION 4.09.      Absence of Litigation.  Other than with respect to employee benefit plans, labor and employment, intellectual property, tax and environmental matters, which are the subjects of Section 4.10, Section 4.11, Section 4.13, Section 4.14 and Section 4.15, respectively, and except as disclosed in the Company 10-K or other Current Company SEC Reports filed subsequent to the date of the Company 10-K, (a) there is no investigation of which the Company has received notice and no litigation, suit, claim, action or proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority that would, individually or in the aggregate, have a Company Material Adverse Effect; and (b) neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, have a Company Material Adverse Effect.

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SECTION 4.10.               Employee Benefit Plans.

(a)           Section 4.10(a) of the Company Disclosure Schedule lists as of the date of this Agreement each of the following:  (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, restricted stock unit, performance share, performance unit, equity-based compensation, incentive, deferred compensation, savings, retirement, disability, medical, insurance, supplemental retirement, severance or other similar benefit plans, programs or arrangements, and all material employment, termination, transaction bonus, retention, change of control, severance or other material contracts, arrangements, understandings or agreements to which the Company, any Subsidiary or any ERISA Affiliate is a party, with respect to which the Company, any Subsidiary or any ERISA Affiliate has any liability or which are maintained, contributed to, required to be contributed to or sponsored by the Company, any Subsidiary or any ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of the Company, any Subsidiary or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any Subsidiary would incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary would incur liability under Section 4212(c) of ERISA, and (iv) any material contracts, arrangements or understandings between the Company or any Subsidiary and any current or former employee, officer, director or independent contractor of the Company or any Subsidiary relating to a sale of the Company or any Subsidiary (each of the items set forth in clauses (i) through (iv), whether written or unwritten, being referred to collectively as, the “Company Plans”).  “ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company would be deemed a “single employer” within the meaning of Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

(b)           Except as set forth in the Company Disclosure Schedule, the Company has furnished to BioSante true and complete copies of:

(i)            all Company Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto (and amendments to any such documents);

(ii)           insurance contracts that provide benefits for any Company Plan;

(iii)          service agreements or other contracts with any third-party recordkeeper or other service provider for a Company Plan;

(iv)          the three most recent annual reports on Form 5500, including all schedules, financial statements, attachments and/or audits thereto, with respect to any Company Plan for which such a report (and/or audit) is required;

(v)           the form of summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each Company Plan;

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(vi)          the most recent determination letter with respect to each Company Plan intended to qualify under Section 401(a) of the Code and the full and complete application therefore submitted to the Internal Revenue Service;

(vii)         material correspondence with regulatory authorities (such as a copy of all documents relating to a voluntary correction submission with the Department of Labor or the Internal Revenue Service) with respect to each Company Plan;

(viii)        all personnel files and Company Plan records including, but not limited to, all COBRA notices and election forms completed by any individual entitled to COBRA under any Company Plan as of the Closing;

(ix)           all documents relating to the termination of any Company Plan within the past three (3) years (including amendments, correspondence, notices and election forms); and

(x)            a complete spreadsheet that identifies each current or former Company employee to whom the Company has or may incur any post-employment obligations (such as severance benefits) and describes all amounts owed to such individual, copies of all signed documents relating to each such individual (such as a signed separation agreement and release) and all other information necessary to determine amounts owed to the employee as of the date hereof (with the Company providing BioSante updated information for such individuals as of the Effective Time)

(c)           Neither the Company nor any Subsidiary has any binding commitment (i) to create or incur any material liability with respect to or adopt any material employee benefit plan, program or arrangement, (ii) to enter into any material contract or agreement to provide compensation or benefits to any individual, or (iii) to modify or change in any material respect or terminate any Company Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law or reasonably advisable in order to maintain the Company Plan’s tax-qualified status or to comply with such applicable Law.

(d)           None of the Company Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or is subject to Part 3 of Subtitle B of Title I or to Title IV of ERISA or Section 412 of the Code.  Neither the Company nor any ERISA Affiliate has contributed to a Multiemployer Plan within the six-year period ending on the date of this Agreement.  No Company Plan is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.  Except as required by Law, none of the Company Plans provides for post-termination or retiree benefits, including but not limited to retiree medical, disability or life insurance benefits, to any current or former employee, officer or director or independent contractor of the Company or any Subsidiary (other than (1) retirement or death benefits under any plan intended to be qualified under Section 401(a) of the Code, (2) disability benefits that have been fully provided for by insurance under a Company Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, or (3) benefits in the nature of severance pay with respect to one or more of the employment contracts set forth on Section 4.10(a) of the Company Disclosure Schedule).

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(e)           Except as set forth on Section 4.10(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee, officer, director or independent contractor of the Company and the Subsidiaries; (ii) increase any benefits otherwise payable under any Company Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits, whether or not payable under a Company Plan; (iv) result in the payment of any amounts that are reasonably expected to, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code; (v) require the Company to place in trust or otherwise set aside any amounts in respect of severance pay or otherwise or (vi) result in the triggering or imposition of any restrictions or limitations on the rights of the Company to amend or terminate any Company Plan.

(f)            Each Company Plan is operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code.  The Company and the Subsidiaries have performed, in all material respects, all obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any Company Plan.  No Action is pending or, to the knowledge of the Company, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could give rise to any such Action.

(g)           Each Company Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Company Plan for which determination letters are currently available that the Company Plan is so qualified and each trust established in connection with any Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust.

(h)           There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan that would reasonably be expected to result in a material penalty, excise tax or liability.  To the knowledge of the Company, no fiduciary has or is expected to have any material liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Law.  Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA, including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan, and no fact or event exists which could give rise to any such liability.

(i)            All contributions, premiums or payments required to be made or accrued before the Effective Time with respect to any Company Plan have in all material respects been made on or before their due dates.  All such contributions have been fully deducted for income

30

tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the knowledge of the Company, no fact or event exists which would give rise to any such challenge or disallowance.

(j)            Except as set forth on Section 4.10(j) of the Company Disclosure Schedule, no Company Plan is subject to any law of a jurisdiction other than the United States and no Company Plan is maintained for any current or former employees, consultants, or independent contractors who provide services to the Company or any Subsidiary outside the United States.

(k)           Each Company Plan that is subject to the requirements of Section 409A of the Code is in good faith, material compliance with the currently applicable requirements of Section 409A of the Code and the regulations, rulings and notices thereunder.

(l)            All outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance share units, or other share-based awards have been issued under the Amended and Restated 1998 Incentive Stock Option Plan, the 2001 Nonstatutory Option Plan, the 2001 Non-Employee Directors Stock Option Plan and the 2005 Equity Incentive Plan.

SECTION 4.11.               Labor and Employment Matters.

(a)           (i) Neither the Company nor any Subsidiary is a party to any collective bargaining agreement, works council or other labor union contract applicable to persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (ii)  there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary; and (iii) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary.

(b)           The Company has no and does not reasonably expect to incur any liabilities with respect to any misclassification of any individual as an independent contractor, temporary employee or leased employee and no independent contractor, temporary employee or leased employee has been improperly excluded from any Company Plan, except for any failure which would not, individually or in the aggregate, result in a material liability.

(c)           The Company and the Subsidiaries are in material compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not reasonably be expected to result in a material liability, (i) the Company and the Subsidiaries have paid in full to all employees or adequately accrued for

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in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted and not resolved or that is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or any Subsidiary, (ii) neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices, (iii) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted and not resolved or that is now pending or, to the knowledge of the Company, threatened with respect to the Company, and (iv) there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted and not resolved or that is now pending or, to the knowledge of the Company, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employs any person.

(d)           The Company and its Subsidiaries are and have been in all material respects in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (the “Warn Act”) and any similar foreign, state or local law relating to plant closings and layoffs.

(e)           Section 4.11(e) of the Company Disclosure Schedule lists as of the date specified therein, the name, title, place of employment, the current annual salary rates, target bonuses, deferred or contingent compensation accrued, accrued vacation, severance and other like benefits paid or payable (in cash or otherwise) as a result of execution of this Agreement, of each current U.S. salaried employee, officer or director of the Company and each Subsidiary, and a list of the names of each current non-U.S. employee, officer or director of the Company and each Subsidiary.

SECTION 4.12.               Real Property; Leases.

(a)           Neither the Company nor any of its Subsidiaries owns or has owned any real property.

(b)           Section 4.12(b) of the Company Disclosure Schedule lists each material parcel of real property leased or subleased by the Company or any Subsidiary as of the date of this Agreement, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company or any Subsidiary in connection therewith and each amendment to any of the foregoing.  All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute an event of default) by the Company or any Subsidiary or, to the knowledge of the Company, by the other party to such lease or sublease, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

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(c)           There are no written contractual or applicable legal restrictions that preclude or restrict the ability to use any real property or improvements thereon leased by the Company or any Subsidiary for the purposes for which it is currently being used and, to the knowledge of the Company, there are no latent defects or adverse physical conditions affecting the real property, and improvements thereon, leased by the Company or any Subsidiary, in each case other than those that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or disclosed in the Company 10-K or other Current Company SEC Reports filed subsequent to the date of the Company 10-K, each of the Company and the Subsidiaries has valid leasehold or subleasehold interests in, all of its respective properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens.

(e)           With respect to any leases, subleases or any other agreements, whether oral or written, by which the Company or any Subsidiary had the right to occupy real property or improvements thereon, that have previously been terminated, no termination fees or other compensation is due to the other party thereunder and neither the Company nor Subsidiary, as the case may be, has any remaining outstanding obligations or liabilities thereunder, except as set forth in Section 4.12(e) of the Company Disclosure Schedule.

SECTION 4.13.               Intellectual Property.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) to the knowledge of the Company after reasonable due inquiry without having conducted any special investigation or patent search, the conduct of the business of the Company and the Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted to the Company in writing that the conduct of the business of the Company and the Subsidiaries as currently conducted infringes upon or misappropriates or otherwise violates the Intellectual Property rights of any third party; (b) with respect to each item of Intellectual Property owned by the Company or any Subsidiary and used in the business of the Company and the Subsidiaries as currently conducted (“Company Owned Intellectual Property”), the Company or any Subsidiary is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property; (c) neither the Company nor any Subsidiary has granted to any third party exclusive rights to any Company Owned Intellectual Property under terms that would prevent the Company or Subsidiary from using such Company Owned Intellectual Property in the operation of its respective business as currently conducted; (d) with respect to each item of Intellectual Property licensed to the Company or any Subsidiary that is used in the business of the Company and the Subsidiaries as currently conducted (“Company Licensed Intellectual Property”), the Company or any Subsidiary has the right to use such Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property; (e) none of the Company Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the knowledge of the Company,  the currently registered Company Owned Intellectual Property is valid, subsisting and enforceable (except for prospective challenges that may be received in the ordinary course of patent prosecution and maintenance); (f) to the knowledge of the Company, no person is

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engaging in any activity that infringes upon, misappropriates or otherwise violates the Company Owned Intellectual Property; (g) each license of the Company Licensed Intellectual Property is binding on the Company and any of the Subsidiaries party thereto and each of the other parties thereto, and is in full force and effect; (h) to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property (other than the Company or any Subsidiary) is in breach thereof or default thereunder; and (i) neither the execution of this Agreement nor the consummation of any transaction contemplated hereby will terminate, suspend or modify any of the Company’s rights with respect to any Company Owned Intellectual Property or material Company Licensed Intellectual Property.

SECTION 4.14.               Taxes.

(a)           Each of the Company and the Subsidiaries has timely filed or caused to be filed all Tax Returns required to be filed by it and has timely paid and discharged all Taxes required to be paid or discharged by it, except where failures to file such Tax Returns or failures to pay such Taxes would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)           All such Tax Returns are true, accurate and complete, except where failures to be true, accurate and complete would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)           No Taxing Authority has asserted in writing or, to the knowledge of the Company, threatened to assert against the Company or any Subsidiary any material deficiency or claim for any Taxes, which have not been paid or resolved (including any claim that the Company is required to pay Taxes in any jurisdiction where it does not currently file a Tax Return) other than Taxes that are being contested in good faith by the Company and disclosed in Section 4.14(f) of the Company Disclosure Schedules.

(d)           All Tax deficiencies asserted or assessments made as a result of any examination by any Taxing Authority of any Tax Returns have been paid in full.

(e)           Neither the Company nor any Subsidiary has granted in writing any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax (other than any waiver or extension pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice).

(f)            There are no Liens for Taxes upon any property or assets of the Company or any Subsidiary, other than statutory Liens for Taxes not yet due and payable or Taxes that are being contested in good faith by the Company and disclosed in Section 4.14(f) of the Company Disclosure Schedules.

(g)           Neither the Company nor any Subsidiary has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any Subsidiary, and the IRS has not initiated or proposed any such adjustment or change in accounting method, that would have a material effect on the Tax liability of the Company and its subsidiaries after the Closing.

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(h)           Neither the Company nor any Subsidiary has any liability for Taxes of any person other than the Company and the Subsidiaries as a result of being or having been a member of a group of entities filing Tax Returns on a consolidated, combined, unitary or affiliated basis.  Neither the Company nor any Subsidiary is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could reasonably be expected to give rise to a material payment or indemnification obligation (other than agreements among the Company and the Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes).

(i)            Neither the Company nor any Subsidiary has been a party to any “listed transaction” within the meaning of United States Treasury Regulations Section 1.6011-4; or any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder.  Neither the Company nor any of its Subsidiaries has taken a position on any Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Tax Law).

(j)            Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years.

(k)           In accordance with GAAP and consistent with past practices, reserves for the Company and each of its Subsidiaries are adequate for the payment of any Taxes not yet due and payable (exclusive of any reserve for deferred Taxes established to reflect timing differences between book and Tax income).

(l)            Neither the Company nor any of its Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)          Neither the Company, its Subsidiaries, nor any officer of the Company or its Subsidiaries is a party to any agreement, contract, or arrangement that, individually or collectively, (i) could give rise to a payment that may be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (ii) could give rise to the payment of any amount (whether in cash or property, including shares of capital stock) that would not be deductible pursuant to the terms of Section 162(m) of the Code; or (iii) would be subject to the excise Tax under Section 4999 of the Code.

(n)           Neither the Company nor any Subsidiary is a party to any nonqualified deferred compensation plan that fails to meet the requirements set forth in paragraphs (2), (3) and (4) of Section 409A(a) of the Code or is operated in a manner not accordance with such requirements.

SECTION 4.15.               Environmental Matters.  Except as disclosed in Section 4.15 of the Company Disclosure Schedule:  (a) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws and all Environmental Permits, and there are no liabilities of the Company or any of its Subsidiaries arising under any Environmental Law,

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and there is no condition, occurrence, activity or circumstance, including the Release or threatened Release of any Hazardous Materials, that could reasonably be expected to result in or be the basis for any such liability; (b) no notice, notification, demand, request for information, citation, summons, claim or order has been received, no penalty has been assessed, and no investigation, action, claim, suit or proceeding is pending, or to the knowledge of the Company is threatened, with respect to the Company or any of its Subsidiaries that alleges a violation by the Company or of any of its Subsidiaries of, or that seeks to impose liability or to recover damages pursuant to, any Environmental Law; (c) neither the Company nor any of its Subsidiaries is conducting or paying, in whole or in part, for any investigation, response, or other corrective action under any Environmental Law at any location or facility; (d) neither the Company nor any its Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations under any Environmental Law; (e) neither the execution of this Agreement or the consummation of the transactions contemplated hereby will require any investigation, or any notice to or consent of any Governmental Authority or third party, pursuant to any Environmental Law.  The representations and warranties of the Company and each of its Subsidiaries made in this Section 4.15 are the only representations and warranties made in this Agreement regarding matters arising under or relating to Environmental Laws.

SECTION 4.16.               Company Rights Agreement.  The Amended and Restated Preferred Shares Rights Agreement dated as of July 27, 2000 between the Company and U.S. Bank National Association (the “Company Rights Agreement”) has been amended so as to provide that BioSante will not become an “Acquiring Person” and that no “Shares Acquisition Date” or “Distribution Date” (as such terms are defined in the Company Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby.  Additionally, the Company Rights Agreement has been amended so as to provide that the “Expiration Date” (as such term is defined in the Company Rights Agreement) will occur immediately prior to the Effective Time.

SECTION 4.17.               Material Contracts.

(a)           Section 4.17(a) of the Company Disclosure Schedule contains a complete list (other than Company Material Contracts entered into or terminated after the date hereof as permitted by the terms of Section 6.01) of the following types of contracts and agreements, whether written or oral, that are intended by the Company or any Subsidiary, as applicable, to be legally binding, and to which the Company or any Subsidiary is a party, other than any Company Plan (such contracts and agreements, being the “Company Material Contracts”);

(i)            each “material contract” (as such term is defined in Item 610(b)(10) of Regulation S-K of the SEC) with respect to the Company and the Subsidiaries;

(ii)           each contract and agreement that is reasonably expected to require the payment by the Company or any other person of more than (x) $50,000 per annum, or (y) $100,000 over the remaining term of such contract or agreement (other than, in the case of this clause (y), any contract or agreement that provides that the Company has the right to terminate such contract or agreement on no more than 30 days’ notice and without material penalty);

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(iii)          all material joint venture contracts, partnership arrangements or other material agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any Subsidiary with any third party;

(iv)          all management contracts and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary or income or revenues related to any product of the Company or any Subsidiary, which are reasonably expected to involve payments by the Company or any Subsidiary of more than $50,000 per annum;

(v)           all contracts and agreements evidencing indebtedness for borrowed money in excess of $100,000 in principal amount;

(vi)          except as disclosed on Section 4.11(e) of the Company Disclosure Schedule, any contract between or among the Company or a Subsidiary, on the one hand, and any of their respective affiliates (other than the Company or any Subsidiary), on the other hand, that involves amounts of more than $50,000;

(vii)         with or to a labor union, works council or guild (including any collective bargaining agreement or similar agreement);

(viii)        which licenses any material Intellectual Property to or from a third party, other than, in each case, (A) non-exclusive licenses and related agreements with respect thereto of research materials or commercially available software subject to “shrink-wrap”, “click-through”, label use restrictions or other substantially non-negotiable licenses for technology acquired in the ordinary course of business, and (B) non-disclosure agreements that provide no more than limited use rights for trade secrets;

(ix)           any contract that, individually or in the aggregate, would prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(x)            any contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Subsidiary would be required to purchase or sell, as applicable, any ownership interests of any person; and

(xi)           all contracts and agreements that limit, or purport to limit, in any material respect the ability of the Company or any Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time.

(b)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding agreement and there is no default by the Company or any Subsidiary under any Company Material Contracts that, individually or in the aggregate, is reasonably likely to cause a Company Material Adverse Effect; (ii) no Company Material Contract has been canceled by the other party; (iii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract; and (iv) the Company and the Subsidiaries have not received any claim of default under any such agreement.

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(c)           The Company has furnished or made available to BioSante correct and complete copies of all Company Material Contracts, including any material amendments, waivers or other changes thereto, and has given to BioSante a written description of all oral contracts included in the Company Material Contracts.

(d)           Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, any Company Material Contract, except in either case for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, would not have a Company Material Adverse Effect.

SECTION 4.18.               Insurance.  Correct and complete copies of (a) all material fire and casualty, general liability, business interruption and workers’ compensation insurance policies and (b) all D&O Insurance policies, in each case, maintained by the Company or any Subsidiary have been made available to BioSante.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) such policies are in full force and effect as of the date of this Agreement; (ii) the Company or the relevant Subsidiary has paid all premiums under such policies and none of the Company or any Subsidiary is in default with respect to its obligations thereunder, has received any such notice of default, or has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a default, or permit termination or modification, of any of such insurance policies; and (iii) such policies cover such risks, are of such types and are in coverage amounts (including retentions and deductibles) as are usual and customary in the context of the businesses and operations in which the Company and the Subsidiaries are engaged.

SECTION 4.19.               Compliance.

(a)           Except as disclosed in the Current Company SEC Reports, the Company and each of its Subsidiaries has been and is in compliance with all, and is not in violation of any, statutes, laws, ordinances, regulations, rules or acts of any Governmental Authority (including, without limitation, any required by the United States Department of Agriculture, the Food and Drug Administration (“FDA”) and the National Institutes of Health), or any judgment, decree or order of any court with respect to any such statutes, laws, ordinances, regulations, rules or acts, applicable to its current business or operations conducted as of the Effective Date (including, without limitation, in connection with the conduct of any pre-clinical and clinical trials), except where any such violation or failure to comply could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  With respect to the Company and its Subsidiaries, to the knowledge of the Company, there are no proceedings, investigations or allegations relating to any of the foregoing, including any whistleblower actions, except for regular inspections in the ordinary course of business or as otherwise disclosed in the Current Company SEC Reports.

(b)           Since January 1, 2009, none of the products of the Company or any Subsidiary has been recalled, suspended or discontinued as a result of any action by the FDA or any other similar Governmental Authority.  Except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2009, neither the Company nor any Subsidiary is in receipt of written notice of, and, to the knowledge of the Company, subject to, any adverse inspection, finding of deficiency, finding of non-

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compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case relating to any of its products, business, or operations, or to the facilities in which its products are manufactured or business and operations are conducted, by the FDA or other similar Governmental Authority, that remains uncleared, uncured or unresolved.

(c)           Since January 1, 2009, no clinical trial of any product of the Company or any of its Subsidiaries has been suspended, put on hold or terminated prior to completion.

(d)           All non-clinical laboratory studies of products sponsored by Company and intended to be used to support regulatory approval, have been conducted in compliance in all material respects with the FDA’s Good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the U.S. and, to the extent applicable to Company, counterpart regulations in the European Union and all other countries.  All clinical studies of products sponsored by Company and intended to be used to support regulatory approval, have been and are being conducted in compliance in all material respects with the FDA’s Good Clinical Practice regulations, (including 21 CFR Parts 11, 21, 50, 54 and 56) and FDA’s Good Laboratory Practices For Non-clinical Laboratories (21 CFR Part 58) in the U.S. and, to the extent applicable to Company, counterpart regulations in the European Union and all other countries.  Company has conducted all of its clinical trials with reasonable care and in all material respects in accordance with all applicable Laws and the stated protocols for such clinical trials.  Company is in compliance in all material respects with all applicable adverse event reporting requirements in the United States and outside of the U.S. under applicable Law.

SECTION 4.20.               Bank Accounts.  Section 4.20 of the Company Disclosure Schedule contains a complete and accurate list of the name of each bank in which the Company and each of its Subsidiaries has an account or safe deposit box, the account number thereof and the names of all persons authorized to draw thereon or to have access thereto.

SECTION 4.21.               Board Approval; Vote Required.

(a)           The Company Board, by resolutions duly adopted by unanimous vote of all directors at a meeting duly called and held on or prior to the date of this Agreement and not subsequently rescinded or modified in any way except to the extent permitted by Section 7.05 hereof, has duly (i) determined that the Merger is in the best interests of the Company and its stockholders, (ii) approved this Agreement and declared its advisability and, in accordance with the requirements applicable under the definition of “Continuing Director” (as such term is defined in the Old Notes Indenture or the New Notes Indenture), approved the appointment of the initial directors of the Surviving Corporation, which will solely consist of the directors of BioSante as of immediately prior to the Effective Time and Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D., and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholder Meeting.

(b)           The only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement is the Company Stockholder Approval.

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(c)           Except for such actions as have been taken on or prior to the date of this Agreement, no action by the Company Board, or any committee thereof, or any action by any other administrator of the Company Stock Option Plans or other related agreement or award pursuant to which the Company Stock Awards were granted, is required to convert the Company Stock Options or Company Stock Awards pursuant to Sections 2.05 and 2.06.

SECTION 4.22.               Opinion of Financial Advisor.  The Company has received the  oral opinion of Lazard Frères & Co. LLC, to be confirmed in writing, to the effect that, as of the date of this Agreement, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth  in its written opinion, the Per Share Merger Consideration to be paid to the Company’s stockholders pursuant to this Agreement is fair, from a financial point of view, to the Company’s stockholders, (other than the Company and BioSante).  A copy of  such written opinion will be delivered to BioSante promptly after the date of this Agreement for informational purposes only.

SECTION 4.23.               Brokers.  No broker, finder or investment banker (other than Lazard Frères & Co. LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

SECTION 4.24.               No Fundamental Change.  Assuming the BioSante Common Shares to be issued in consideration of the Merger will be listed immediately following the Effective Time on a national securities exchange or quoted on the Nasdaq Global Market, the actions contemplated by Section 7.17 have been taken and the Company Board has taken the actions contemplated in the following sentence, the consummation of the Merger will not constitute a Fundamental Change (as defined in each of the Old  Notes Indenture and the New Notes Indenture).  As set forth in Section 4.21, the Company Board has approved the appointment of the initial board of directors of the Surviving Corporation in accordance with the requirements applicable under the definition of “Continuing Director” (as such term is defined in the Old Notes Indenture and the New Notes Indenture), and, as such, the initial board of directors of the Surviving Corporation and such appointment thereof will not constitute such a Fundamental Change.  No Fundamental Change has occurred or is continuing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BIOSANTE

As an inducement to the Company to enter into this Agreement, except (i) as set forth in the BioSante Disclosure Schedule (with specific reference to the particular section or subsection of this Agreement to which the information set forth in the BioSante Disclosure Schedule relates; provided, that any information set forth in one section or subsection of the BioSante Disclosure Schedule shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent); and (ii) as disclosed in BioSante’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “BioSante 10-K”) and other BioSante SEC Reports filed after the fiscal year ended December 31, 2008, but prior to the date of this Agreement (other than disclosures in the “Risk Factors” sections thereof or any disclosures included in such filings that are cautionary, predictive or forward-looking in nature)

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(the “Current BioSante SEC Reports”); provided, that in no event shall any disclosure contained in any such Current BioSante SEC Report be deemed to be an exception to any representation or warranty contained in Section 5.03(a), Section 5.05(b), or Section 5.11, and it being understood that any matter set forth in the Current BioSante SEC Reports shall be deemed to qualify any representation or warranty in this Article V only to the extent that the description of such matter in such Current BioSante SEC Reports would be reasonably inferred to be a qualification with respect to such representation and warranty), BioSante hereby represents and warrants to the Company as follows:

SECTION 5.01.               Corporate Organization.

(a)           BioSante and each BioSante Significant Subsidiary is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions where such concept is applicable) under the laws of the jurisdiction of its incorporation and has the requisite corporate or similar power and authority and all necessary approvals from Governmental Authorities to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure of any BioSante Significant Subsidiary to be so organized, existing or in good standing or to have such power, authority and approvals would not, individually or in the aggregate, have a BioSante Material Adverse Effect.  BioSante and each BioSante Significant Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions where such concept is applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, would not have a BioSante Material Adverse Effect.

(b)           Section 5.01(b) of the BioSante Disclosure Schedule sets forth all of the BioSante Significant Subsidiaries in existence as of the date of this Agreement, together with the jurisdiction of incorporation or organization of each such BioSante Significant Subsidiary and the percentage of the outstanding capital stock or other equity interests of each such BioSante Significant Subsidiary owned by BioSante and its other subsidiaries.  Except as set forth in Section 5.01(b) of the BioSante Disclosure Schedule, there are no outstanding contractual obligations of BioSante or any subsidiary of BioSante to repurchase, redeem or otherwise acquire, or register under any securities Law, any BioSante Common Shares or any capital stock of any BioSante Significant Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any BioSante Significant Subsidiary.

SECTION 5.02.               Organizational Documents.  BioSante has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and the bylaws of BioSante, as amended to date.  Such certificate of incorporation and bylaws are in full force and effect.  BioSante is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents, as applicable.

SECTION 5.03.               Capitalization.

(a)           The authorized share capital of BioSante consists of 100,000,000 BioSante Common Shares, 4,687,684 Class C Special Shares, $0.0001 par value (the “Special Shares”)

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and 10,000,000 preference shares, par value $0.0001 per share (the “Preference Shares”).  As of June 29, 2009, (i) 27,042,764 BioSante Common Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 391,286 Special Shares, par value $0.0001 per share, were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and no Preference Shares were issued and outstanding, (iii) no BioSante Common Shares are held by subsidiaries of BioSante, (iv) 2,736,691 BioSante Common Shares were reserved for future issuance pursuant to outstanding options to purchase BioSante Common Shares granted pursuant to BioSante’s Amended and Restated 1998 Stock Plan and 2008 Stock Incentive Plan, (v) 391,286 BioSante Common Shares were reserved for issuance pursuant to the Special Shares, (vi) 2,698,704 BioSante Common Shares were reserved for issuance pursuant to outstanding warrants, and (vii) 5,405,840 BioSante Common Shares were reserved for issuance pursuant to BioSante’s Committed Equity Financing Facility with Kingsbridge Capital Limited.  Except as disclosed in Section 5.03 of the BioSante Disclosure Schedule, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital or capital stock, as applicable, of BioSante or obligating BioSante to issue or sell any share capital or shares of capital stock, as applicable, of, or other equity interests in, BioSante.  All BioSante Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)           (i) The BioSante Common Shares to be issued pursuant to the Merger in accordance with Section 2.04 will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, BioSante’s certificate of incorporation or bylaws or any agreement to which BioSante is a party or is bound, and (ii) the issuance of such BioSante Common Shares will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

SECTION 5.04.               Authority Relative to This Agreement.  BioSante has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the BioSante Stockholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by BioSante and the consummation by BioSante of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of BioSante are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL and, with respect to the Merger and the BioSante Share Issuance, obtaining the BioSante Stockholder Approval).  This Agreement has been duly and validly executed and delivered by BioSante and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of BioSante, enforceable against BioSante in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

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SECTION 5.05.               No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by BioSante does not, and the performance of this Agreement by BioSante will not, (i) conflict with or violate the certificate of incorporation or bylaws, each as amended to date, of BioSante, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained, that all filings and obligations described in Section 5.05(b) have been made and that the BioSante Stockholder Approval has been obtained, conflict with or violate any Law applicable to BioSante or by which any property or asset of BioSante is bound or affected, or (iii) result in any breach of, loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of BioSante pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which BioSante is a party or by which BioSante or any property of BioSante is bound or affected, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, losses, defaults or other occurrences that, individually or in the aggregate, would not have a BioSante Material Adverse Effect.

(b)           The execution and delivery of this Agreement by BioSante does not, and the performance of this Agreement by BioSante will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws and state takeover laws and as otherwise described in Section 5.05(b) of the BioSante Disclosure Schedule and filing and recordation of appropriate merger documents as required by the DGCL, except as may be required in connection with Taxes described in Section 7.09, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a BioSante Material Adverse Effect.

SECTION 5.06.               SEC Filings; Financial Statements.

(a)           BioSante has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since December 31, 2005 (collectively, the “BioSante SEC Reports”).  The BioSante SEC Reports (i) at the time they were filed or, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent BioSante SEC Report filed with or furnished to the SEC by BioSante, and in either case, publicly available prior to the date of this Agreement and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent BioSante SEC Report.  No subsidiary of BioSante is required to file any form, report or other document with the SEC.  There are no outstanding comments from the Staff of the SEC with respect to any of the BioSante SEC Reports.

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(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the BioSante SEC Reports (or if amended prior to the date of this Agreement, as amended) complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, changes in stockholders’ equity, results of operations and cash flows of BioSante and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c)           Except as and to the extent set forth on the consolidated balance sheet of BioSante and its consolidated subsidiaries as at December 31, 2008, including the notes thereto, or disclosed in the BioSante 10-K or other Current BioSante SEC Reports filed subsequent to the date of the BioSante 10-K, neither BioSante nor any of its subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations, (i) incurred in the ordinary course of business consistent with past practice since December 31, 2008, (ii) relating to payment or performance obligations under contracts that are either (1) disclosed in the BioSante Disclosure Schedule or (2) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of contracts that are entered into or obtained after the date of this Agreement, as long as such action does not result in a breach of this Agreement) in accordance with the terms and conditions thereof which are not required by GAAP to be reflected on a regularly prepared balance sheet or (iii) incurred in connection with the performance by BioSante of its obligations under this Agreement.

(d)           BioSante has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any BioSante SEC Report.

(e)           The records, systems, controls, data and information of BioSante and its subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of BioSante and its subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting control described below in this Section 5.06(e).  BioSante maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all material information concerning BioSante and any of its subsidiaries that is required to be disclosed in BioSante SEC Reports and other public disclosures is made known on a timely basis to the individuals responsible for the preparation of BioSante’s SEC filings and other public disclosure documents.

(f)            BioSante maintains a standard system of accounting, established and administered in accordance with GAAP.  BioSante maintains a system of internal accounting

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controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)           Since December 31, 2005, (i) neither BioSante nor any of its subsidiaries nor, to the knowledge of BioSante, any director, officer, employee, auditor, accountant or representative of BioSante or any of its subsidiaries, has had knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of BioSante or any of its subsidiaries or their respective internal accounting controls, (ii) no attorney representing BioSante or any of its subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by BioSante or any of its officers, directors, employees or agents to the BioSante Board, any single member or committee thereof or to any officer of BioSante, and (iii) there have been no internal investigations regarding accounting or revenue recognition initiated at the direction of the chief executive officer, chief financial officer, general counsel, the BioSante Board or any committee thereof that could have a material effect on accounting or revenue recognition.

(h)           BioSante is not in receipt of any non-routine inquiries or interrogatories, whether in writing or, to the knowledge of BioSante, otherwise or, to the knowledge of BioSante, is not the subject of any investigation, audit, review or hearing by or in front of (A) the SEC or NASDAQ, with respect to any BioSante SEC Report or any of the information contained therein, or (B) any other Governmental Authority, with respect to the conduct by BioSante or any of its subsidiaries of its business or any aspect thereof the outcome of which is, as of the date of this Agreement, individually or in the aggregate, reasonably likely to be materially adverse to BioSante and any of its subsidiaries, taken as a whole.

SECTION 5.07.               Board Approval; Vote Required.

(a)           The BioSante Board, by resolutions duly adopted by unanimous vote of those present at a meeting duly called and held and not subsequently rescinded or modified in any way except to the extent permitted by Section 7.03(c), has duly (i) determined that the Merger is in the best interests of the Company and its stockholders, (ii) approved this Agreement and declared its advisability, (iii) approved an increase in the size of the BioSante Board and the appointment of Stephen A. Sherwin, M.D. and John T. Potts, Jr., M.D., as initial directors of the Surviving Corporation, conditioned upon, and to be effective as of, the Effective Time of the Merger, and upon such effectiveness each such director to hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal, and (iv) resolved to recommend that the stockholders of BioSante adopt and approve this Agreement and approve the BioSante Share Issuance, and directed that this Agreement and the approval of the BioSante Share Issuance be submitted for consideration by BioSante’s stockholders at the BioSante Stockholder Meeting; and

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(b)           The only vote of the holders of any class or series of share capital of BioSante necessary to adopt this Agreement and approve the BioSante Share Issuance is the BioSante Stockholder Approval.

SECTION 5.08.               Ownership of Shares. Neither BioSante nor any of BioSante’s subsidiaries beneficially owns or is the beneficial owner of any Shares.

SECTION 5.09.               Availability of Funds.  BioSante has as of the date of this Agreement and will have at all times through and including the Effective Time, sufficient cash available to enable it to pay all fees and expenses payable by BioSante in connection with the consummation of the transactions contemplated hereby.

SECTION 5.10.               Opinion of Financial Advisor.  The BioSante Board has received the opinion of Oppenheimer & Co. Inc. to the effect that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to BioSante.  A written copy of such opinion will be delivered to the Company for informational purposes only promptly after receipt thereof by BioSante.

SECTION 5.11.               Absence of Certain Changes or Events.  Since December 31, 2008 and except as set forth in the BioSante 10-K or the other Current BioSante SEC Reports filed subsequent to the date of the BioSante 10-K, (a) except as expressly contemplated by this Agreement, BioSante and its subsidiaries have conducted their businesses in the ordinary course and in a manner consistent with past practice in all material respects, (b) there has not been any BioSante Material Adverse Effect and (c) none of BioSante or any of its subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.02(b).

SECTION 5.12.               Absence of Litigation.  Other than with respect to intellectual property matters, which are the subject of Section 5.13, and except as disclosed in the BioSante 10-K or the other Current BioSante SEC Reports filed subsequent to the date of the BioSante 10-K, (a) there is no investigation of which BioSante has received notice and no Action pending or, to the knowledge of BioSante, threatened against BioSante or any of its subsidiaries, or any property or asset of BioSante or any of its subsidiaries, before any Governmental Authority that would have a BioSante Material Adverse Effect; and (b) neither BioSante nor any of its subsidiaries nor any property or asset of BioSante or any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of BioSante, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, have a BioSante Material Adverse Effect.

SECTION 5.13.               Intellectual Property.  Except as would not, individually or in the aggregate, have a BioSante Material Adverse Effect, (a) the conduct of the business of BioSante and its subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted to BioSante in writing that the conduct of the business of BioSante and its subsidiaries as currently conducted infringes upon or misappropriates or otherwise violates the Intellectual

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Property rights of any third party; (b) with respect to each item of Intellectual Property owned by BioSante or any of its subsidiaries and used in the business of BioSante and its subsidiaries as currently conducted (“BioSante Owned Intellectual Property”), BioSante or any of its subsidiaries is the owner of the entire right, title and interest in and to such BioSante Owned Intellectual Property; (c) neither BioSante nor any of its subsidiaries has granted to any third party exclusive rights to any BioSante Owned Intellectual Property under terms that would prevent BioSante or any of its subsidiaries from using such BioSante Owned Intellectual Property in the operation of its respective business as currently conducted; (d) with respect to each item of Intellectual Property licensed to BioSante or any of its subsidiaries that is used in the business of BioSante and its subsidiaries as currently conducted (“BioSante Licensed Intellectual Property”), BioSante or any of its subsidiaries has the right to use such BioSante Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such BioSante Licensed Intellectual Property; (e) none of the BioSante Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and the currently registered BioSante Owned Intellectual Property is valid, subsisting and enforceable (except for prospective challenges that may be received in the ordinary course of patent prosecution and maintenance); (f) no person is engaging in any activity that infringes upon, misappropriates or otherwise violates the BioSante Owned Intellectual Property; (g) each license of the BioSante Licensed Intellectual Property is binding on BioSante and any of its subsidiaries party thereto and each of the other parties thereto, and is in full force and effect; and (h) no party to any license of the BioSante Licensed Intellectual Property (other than BioSante or any of its subsidiaries) is in breach thereof or default thereunder.

SECTION 5.14.               Compliance.

(a)           Except as disclosed in the Current BioSante SEC Reports, BioSante and each of its subsidiaries has been and is in compliance with all, and is not in violation of any, statutes, laws, ordinances, regulations, rules or acts of any foreign, federal, state or local government or any other Governmental Authority (including, without limitation, any required by the United States Department of Agriculture, the FDA and the National Institutes of Health), or any judgment, decree or order of any court, with respect to any such statutes, laws, ordinances, regulations, rules or acts applicable to its current business or operations conducted as of the Effective Date (including, without limitation, in connection with the conduct of any pre-clinical and clinical trials), except where any such violation or failure to comply could not, individually or in the aggregate, reasonably be expected to have a BioSante Material Adverse Effect.  With respect to BioSante and each of its subsidiaries, to the knowledge of BioSante, there are no proceedings, investigations or allegations relating to any of the foregoing, including any whistleblower actions, except for regular inspections in the ordinary course of business or as otherwise disclosed in the Current BioSante SEC Reports.

(b)           Since January 1, 2007, (i) as to each product that is subject to FDA regulation or similar legal provisions in any foreign jurisdiction developed, manufactured, tested, packaged, labeled, marketed, sold, distributed and/or commercialized by BioSante or any of its subsidiaries, to the knowledge of BioSante, each such product has been and is being developed, manufactured, tested, packaged, labeled, marketed, sold, distributed and/or commercialized in all material respects in compliance with all applicable requirements of the FDA (and any non-

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governmental authority whose approval or authorization is required under foreign law comparable to that administered by the FDA), including, but not limited to, those relating to investigational use, investigational drug exemption, new drug application (NDA) or Abbreviated New Drug Application (ANDA), good clinical practices, good manufacturing practices, record keeping, filing of reports, and patient privacy and medical record security, except as otherwise disclosed in the Current BioSante SEC Reports or where such non-compliance, individually or in the aggregate, could not reasonably be expected to have a BioSante Material Adverse Effect, (ii) as to each product or product candidate of BioSante or any of its subsidiaries that is subject to FDA regulation or similar legal provision in any foreign jurisdiction, to the knowledge of BioSante, all manufacturing facilities of BioSante and its subsidiaries have been and are operated in compliance with the FDA’s current Good Manufacturing Practices requirements at 21 C.F.R. Part 210, as applicable, except as otherwise disclosed in the Current BioSante SEC Reports or where such non-compliance, individually or in the aggregate, could not reasonably be expected to have a BioSante Material Adverse Effect, (iii) except as set forth in Section 5.14(b) of the BioSante Disclosure Schedule or otherwise disclosed in the Current BioSante SEC Reports, neither BioSante nor any of its subsidiaries has received any notice of proceedings relating to a potential violation of, failure to comply with, or request to produce additional information under, any FDA rules and regulations, guidelines or policies which, if the subject of any unfavorable decision, ruling or finding, could reasonably be expected to have a BioSante Material Adverse Effect, and (iv) except as set forth in Section 5.14(b) of the BioSante Disclosure Schedule or otherwise disclosed in the Current BioSante SEC Reports, neither BioSante nor any of its subsidiaries has received any correspondence, notice or request from the FDA indicating that any one or more products or product candidates of BioSante or any of its subsidiaries failed to receive approval from the FDA for use for any one or more indications, and neither BioSante nor any of its subsidiaries knows of any reasonable basis therefor.

(c)           Since January 1, 2007, no clinical trial of any product of BioSante or any of its subsidiaries has been suspended, put on hold or terminated prior to completion.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01.               Conduct of Business by the Company Pending the Merger.

(a)           The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule, unless BioSante shall otherwise consent in writing:

(i)            the businesses of the Company and the Subsidiaries shall be conducted in all material respects to keep substantially intact the business, properties and assets of the Company and the Subsidiaries, taken as a whole; and

(ii)           the Company shall use its reasonable best efforts to keep available the services of the current executive officers of the Company and the Subsidiaries.

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(b)           By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of BioSante:

(i)            amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii)           issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (A) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary (except for (1) the issuance of Shares issuable pursuant to Company Stock Options outstanding on the date of this Agreement, (2) the grant of Company Restricted Awards as disclosed in Section 4.03 of the Company Disclosure Schedule, (3) the issuance of shares of stock of any Subsidiary to the Company or a wholly-owned Subsidiary, (4) the issuance of Shares upon conversion of the Convertible Notes, or (5) the issuance of Shares upon the exercise of Warrants or pursuant to the terms of the Warrant Exchange Agreement), or (B) any assets (other than immaterial assets) of the Company or any Subsidiary;

(iii)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or other distribution made by any Subsidiary to the Company or a wholly-owned Subsidiary;

(iv)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(v)           (A) acquire any assets (including by merger, consolidation, acquisition of stock or other equity interests of any corporation, partnership, other business organization or any division thereof or any other business combination); (B) other than indebtedness existing as of the date of this Agreement, incur any indebtedness for borrowed money, other than trade payables, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets; (C) enter into any contract or agreement other than (x) in the ordinary course of business and consistent with past practice and (y) in an aggregate amount not to exceed $50,000; (D) authorize, or make any commitment with respect to, any single capital expenditure that is not set forth in the capital expenditure budget provided to BioSante prior to the date of this Agreement, except for capital expenditures reasonably required to respond to emergency-type occurrences involving life, health, personal safety or the protection of property; or (E) repay, purchase, re-purchase or redeem, in whole or in part, any Convertible Notes, or otherwise make any payment with respect thereto, other than payment of interest in accordance with the term thereof; (F) take any action (other than those required in

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connection with the consummation of the Merger) that would result in any change to the Conversion Price (each as defined in the Old Notes Indenture and the New Notes Indenture); or (G) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 6.01(b)(v) or enter into any contract that would be a Company Material Contract;

(vi)          exercise its discretion, including exercising its discretion to accelerate vesting, with respect to any Company Stock Option or Company Restricted Award (except as contemplated by this Agreement);

(vii)         make any change, other than as may be required by GAAP or as a result of a change of law, with respect to accounting policies or procedures;

(viii)        except for the actions described in Section 6.01(b)(viii) of the Company Disclosure Schedule, make or change any material Tax election or method of Tax accounting, amend any material Tax Return filed prior to the date of this Agreement, settle or compromise any material Tax liability, consent to any material claim or assessment relating to Taxes, or waive any statute of limitations in respect of a material amount of Taxes or agree to any extension of time with respect to an assessment or deficiency for a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice);

(ix)           pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities (A) reflected or reserved against in the Company Balance Sheet, (B) incurred under agreements or other obligations existing as of the date of this Agreement or (C) subsequently incurred in the ordinary course of business and consistent with past practice;

(x)            amend, renew, modify or consent to the termination of any Company Material Contract or Company Plan, or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights thereunder;

(xi)           commence or settle any Action, including any Action relating to this Agreement or the transactions contemplated hereby, but excluding any Action against BioSante to enforce this Agreement;

(xii)          fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder

(xiii)         except as permitted by the terms of this Agreement (including Section 7.05), take any action that is intended to or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied; or

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(xiv)        publicly announce an intention, enter into any agreement or otherwise make a commitment to do any of the foregoing.

SECTION 6.02.               Conduct of Business by BioSante Pending the Merger.  (a)  Except as contemplated by this Agreement or as expressly agreed to in writing by the Company or as previously publicly disclosed, during the period from the date of this Agreement to the Effective Time, each of BioSante and its subsidiaries will use all reasonable best efforts to keep substantially intact its business, properties and business relationships and will take no action which would materially adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement.

(b)           By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.02 of the BioSante Disclosure Schedule, neither BioSante nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of the Company:

(i)            amend or otherwise change the certificate of incorporation or bylaws of BioSante in a manner affecting the BioSante Common Shares or the rights of holders of BioSante Common Shares;

(ii)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or other distribution made by any subsidiary of BioSante to BioSante or a wholly-owned subsidiary of BioSante;

(iii)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(iv)          acquire or agree to acquire, by merging, purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire any assets, licenses or rights (other than the acquisition of inventory in the ordinary course of business consistent with past practice), if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to materially delay the consummation of the Merger; or

(v)           publicly announce an intention, enter into any agreement or otherwise make a commitment to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01.               Registration Statement; Joint Proxy Statement.

(a)           As promptly as practicable after the execution of this Agreement, (i) BioSante and the Company shall prepare and file with the SEC the proxy statement (such

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proxy statement, as amended or supplemented from time to time, being the “Joint Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (including any adjournments or postponements thereof, the “Company Stockholder Meeting”) to be held to consider adoption of this Agreement and to be sent to the stockholders of BioSante relating to the meeting of BioSante’s stockholders (including any adjournments or postponements thereof, the “BioSante Stockholder Meeting”) to be held to vote on the adoption of this Agreement and approval of the BioSante Share Issuance, and (ii) BioSante shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments and supplements thereto, the “Registration Statement”) in which the Joint Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the issuance of the BioSante Common Shares to the stockholders of the Company pursuant to the Merger.  BioSante and the Company each shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable and, prior to the effective date of the Registration Statement, BioSante shall use reasonable best efforts to take all or any action required under any applicable federal or state securities Law or requirement of NASDAQ in connection with the BioSante Share Issuance.  The Company and BioSante shall furnish all information reasonably requested by the other party for inclusion in each of the Registration Statement and Joint Proxy Statement.  As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Joint Proxy Statement to its stockholders and BioSante shall mail the Joint Proxy Statement to its stockholders.

(b)           Except as provided in Section 7.05(d) or Section 7.05(e), the Company covenants that neither the Company Board nor any committee thereof shall withdraw, qualify, modify or amend, or publicly propose to withdraw, qualify, modify or amend, in any manner adverse to BioSante, the approval or recommendation by the Company Board or any committee thereof of this Agreement or the Merger (the “Company Recommendation”), or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any such actions being a “Change in Company Recommendation”), and the Joint Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of adoption of this Agreement.

(c)           Except as provided in Section 7.03(c), BioSante covenants that neither the BioSante Board nor any committee thereof shall withdraw, qualify, modify or amend, or publicly propose to withdraw, qualify, modify or amend, in any manner adverse to the Company, the approval or recommendation by the BioSante Board or any committee thereof of this Agreement or the BioSante Share Issuance (the “BioSante Recommendation”), or take any action, or make any public statement, filing or release inconsistent with the BioSante Recommendation (any such actions being a “Change in BioSante Recommendation”), and the Joint Proxy Statement shall include the recommendation of the BioSante Board to the stockholders of BioSante in favor of adoption of this Agreement and approval of the BioSante Share Issuance.

(d)           No amendment or supplement to the Joint Proxy Statement or the Registration Statement (including information incorporated by reference from reports filed under the Exchange Act, although not including any portions of reports filed subsequent to the date hereof under the Exchange Act not related to the Merger) will be made by BioSante or the Company without the approval of the other party (such approval not to be unreasonably withheld

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or delayed) and without providing a reasonable opportunity to review and comment thereof provided that either party in connection with a Change in Company Recommendation or a Change in BioSante Recommendation, may amend or supplement the Joint Proxy Statement or Registration Statement (including by incorporation by reference) if such party has the right pursuant to the terms of this Agreement to change such recommendation.  BioSante and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the BioSante Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and BioSante and the Company shall cooperate to prepare appropriate responses to the SEC to such comments and make such modifications for the Registration Statement as shall be reasonably appropriate and to the extent required by applicable Law.

(e)           The information supplied or to be supplied by or on behalf of BioSante for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  BioSante represents that the information supplied by BioSante for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and stockholders of BioSante, (iii) the time of the Company Stockholder Meeting, (iv) the time of the BioSante Stockholder Meeting, and (v) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Effective Time, any event or circumstance relating to BioSante, or its officers or directors, should be discovered by BioSante which is required by applicable Law to be set forth in an amendment or a supplement to the Registration Statement, Joint Proxy Statement or any Regulation M-A filing, BioSante shall promptly inform the Company.  All documents that BioSante is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(f)            The information supplied or to be supplied by or on behalf of the Company for inclusion in any Regulation M-A Filing shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and

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stockholders of BioSante, (iii) the time of the Company Stockholder Meeting, (iv) the time of the BioSante Stockholder Meeting, and (v) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Subsidiary, or their respective officers or directors, should be discovered by the Company which is required by applicable Law to be set forth in an amendment or a supplement to the Registration Statement, Joint Proxy Statement or any Regulation M-A Filing, the Company shall promptly inform BioSante.  All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 7.02.               Company Stockholder Meeting.

(a)           The Company shall call and hold the Company Stockholder Meeting as promptly as practicable for the purpose of voting upon the adoption of this Agreement and the Company shall use its reasonable best efforts to hold the Company Stockholder Meeting as soon as practicable and in any event within 45 days after the date on which the Registration Statement becomes effective and, subject to Section 7.05(d)(y), the Company agrees that this Agreement shall be submitted for adoption at the Company Stockholder Meeting.  Notwithstanding anything to the contrary in this Agreement, the Company may, but shall not be required to, adjourn or postpone the Company Stockholder Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement, or, if, as of the time for which the Company Stockholder Meeting is originally scheduled, there are (i) insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (ii) sufficient Shares represented to constitute a quorum necessary to conduct the business of such a meeting, but there are insufficient Shares represented (either in person or by proxy) to effect the Company Stockholder Approval.

(b)           Subject to Section 7.05(d) and Section 7.05(e), the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and shall take all other action necessary or advisable to secure the Company Stockholder Approval.  Subject to Section 7.05(d)(y), the obligation of the Company to call, give notice of, convene and hold the Company Stockholder Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change in Company Recommendation.

SECTION 7.03.               BioSante Stockholder Meeting; BioSante Board Recommendation.

(a)           BioSante shall call and hold the BioSante Stockholder Meeting as promptly as practicable for the purpose of voting upon the adoption of this Agreement and approval of the BioSante Share Issuance and BioSante shall use its reasonable best efforts to hold the BioSante Stockholder Meeting as soon as practicable and in any event within 45 days

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after the date on which the Registration Statement becomes effective and BioSante agrees that this Agreement and the BioSante Share Issuance shall be submitted for adoption and approval at the BioSante Stockholder Meeting.  Notwithstanding anything to the contrary in this Agreement, BioSante may, but shall not be required to, adjourn or postpone the BioSante Stockholder Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement and approval of the BioSante Share Issuance, or, if, as of the time for which the BioSante Stockholder Meeting is originally scheduled, there are (i) insufficient BioSante Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (ii) there are sufficient BioSante Common Shares to constitute a quorum necessary to conduct the business of such a meeting, but there are insufficient BioSante Common Shares represented (either in person or by proxy) to effect the BioSante Stockholder Approval.

(b)           Subject to Section 7.03(c), BioSante shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the BioSante Share Issuance and shall take all other action necessary or advisable to secure the BioSante Stockholder Approval.  The obligation of BioSante to call, give notice of, convene and hold the BioSante Stockholder Meeting shall not be limited or otherwise affected by any Change in BioSante Recommendation.

(c)           Notwithstanding anything to the contrary contained in this Section 7.03, at any time prior to the BioSante Stockholder Approval, the BioSante Board may make a Change in BioSante Recommendation if the BioSante Board determines, in its good faith judgment prior to the time of the BioSante Stockholder Meeting and after consultation with outside legal counsel, that failure to make a Change in BioSante Recommendation would be inconsistent with the directors’ exercise of their fiduciary obligations to BioSante and its stockholders under applicable Law and BioSante’s certificate of incorporation, in which event the BioSante Board may make a Change in BioSante Recommendation, but only after (i) providing written notice to the Company advising the Company of its intention to make a Change in BioSante Recommendation at least five (5) business days prior to effecting such Change in BioSante Recommendation and (ii) negotiating, and causing its financial advisors and outside counsel to negotiate, with the Company in good faith during such five (5)-day period (to the extent the Company desires to and in fact does negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement so that the failure to make a Change in BioSante Recommendation would no longer be inconsistent with the directors’ exercise of their fiduciary obligations to BioSante and its stockholders under applicable Law and BioSante’s certificate of incorporation.

SECTION 7.04.               Access to Information; Confidentiality.

(a)           Except as otherwise prohibited by applicable Law or the terms of any contract or agreement (provided that each party shall use all reasonable best efforts to promptly obtain any consent required under any such contract or agreement in order that it may comply with the terms of this Section 7.04), from the date of this Agreement until the Effective Time, each of BioSante and the Company shall, and shall cause its respective subsidiaries to, (i) provide to the other party and the other party’s officers, directors, employees, accountants,

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consultants, legal counsel, agents and other representatives access at reasonable times during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof, and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its representatives may reasonably request; provided, however, that neither BioSante nor the Company shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the person in possession or control of such information or contravene any Law, order, judgment, decree or agreement to which such party or any of its subsidiaries is a party or is subject.

(b)           All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement, dated February 19, 2009 (the “Confidentiality Agreement”), between BioSante and the Company.

(c)           No investigation pursuant to this Section 7.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 7.05.               No Solicitation of Transactions.

(a)           The Company agrees that neither it nor any Subsidiary will, and the Company shall cause their respective directors, officers, employees, agents, investment bankers, attorneys, accountants, other advisors or representatives (such persons, together with Subsidiaries, collectively, the “Company Representatives”) not to (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action to knowingly facilitate the making of any Acquisition Proposal, (ii) enter into, continue or otherwise engage or participate in any discussions or negotiations regarding, or furnish to any person, any non-public information with respect to, or otherwise knowingly cooperate, encourage or facilitate any effort or attempt to make or implement any proposal or inquiry that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) submit to a vote of its stockholders, approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement amalgamation agreement, scheme of arrangement or other similar agreement relating to any Acquisition Proposal (other than a Qualifying Confidentiality Agreement in accordance with Section 7.05(b)).  The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal.  The Company shall not, and shall cause its Subsidiaries not to, release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party, and will immediately take all steps necessary to terminate any express approval that may have heretofore been given under any such confidentiality or standstill agreements authorizing any third party to make an Acquisition Proposal.

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(b)           Notwithstanding anything to the contrary in this Section 7.05, if the Company or any of the Company Representatives receives an unsolicited written Acquisition Proposal from any person or group of persons at any time prior to the Company Stockholder Meeting, the Company and Company Representatives may (i) contact such person or group of persons to clarify the terms and conditions thereof, and (ii) if the Company Board (or any committee thereof) has (A) determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (B) obtained from such person a Qualifying Confidentiality Agreement, furnish information to, and enter into discussions and negotiations with, such person or group of persons; provided, that the Company shall have provided written notice to BioSante of its intent to furnish information or enter into discussions or negotiations with such person or group of persons at least two (2) business days prior to taking any such action.

(c)           Promptly (but in no event more than one (1) business day) following receipt thereof, the Company shall advise BioSante in writing of the receipt of any Acquisition Proposal, or the receipt of any inquiry, or of any request to enter into, continue or otherwise engage or participate in any discussions or negotiations, with respect to any Acquisition Proposal and, to the extent not inconsistent with the terms of any confidentiality obligations existing as of the date of this Agreement, a summary of the material terms and conditions of such Acquisition Proposal and the Company shall promptly provide to BioSante a copy of any Acquisition Proposal made in writing provided to the Company and copies of any written materials received by the Company in connection therewith.  The Company agrees that it shall keep BioSante reasonably informed of the status of any discussions or negotiations with respect to any Acquisition Proposal.  The Company agrees that it shall simultaneously provide to BioSante any non-public information concerning the Company that may be provided (pursuant to Section 7.05(b)) to any other person or group of persons in connection with any Acquisition Proposal which was not previously provided to BioSante.

(d)           Notwithstanding anything to the contrary contained in Section 7.02 or this Section 7.05, at any time prior to the Company Stockholder Approval, if the Company has received a Superior Proposal (after giving effect to the terms of any revised offer by BioSante pursuant to this Section 7.05(d)), the Company Board may (x) in connection with such Superior Proposal, make a Change in Company Recommendation or (y) terminate this Agreement for the purpose of causing the Company to enter into an acquisition agreement with respect to such Superior Proposal (provided that the Company shall have paid the Termination Fee prior to or concurrently with such termination of this Agreement in accordance with Section 9.03(b)), which the Company shall enter into concurrently with or immediately following such termination, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company and its stockholders under applicable Law and the Company’s certificate of incorporation; provided, however, that if the Change in Company Recommendation pursuant to clause (x) or the termination of this Agreement pursuant to clause (y) is to be effected as a result of a Superior Proposal, then the Company Board may not take the actions set forth in clause (x) or (y), as the case may be, unless:

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(i)      the Company shall have provided prior written notice to BioSante at least five (5) business days in advance (the “Notice Period”) of its intention to take such actions, which notice shall advise BioSante that the Company Board has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal and indicate that the Company Board intends to effect a Change in Company Recommendation or terminate this Agreement and the manner in which it intends (or may intend) to take such action (a “Notice of Superior Proposal”), and

(ii)     during the Notice Period, the Company shall, and shall cause its financial advisors and outside counsel to, negotiate with BioSante in good faith (to the extent BioSante desires to and in fact does negotiate in good faith) to make such revisions to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute (in the reasonable judgment of the Company Board) a Superior Proposal.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company shall deliver a new written notice to BioSante specifying the details of any such revisions and shall comply with the requirements of this Section 7.05(d) with respect to such new written notice, except that the new Notice Period shall be two (2) business days.  Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal or offer for an Acquisition Proposal or otherwise in order to comply with its fiduciary obligations to the Company and its stockholders under applicable Law and the Company’s certificate of incorporation or Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act will not constitute a violation of this Agreement (it being understood that a mere “stop, look and listen” disclosure shall not constitute a Change in Company Recommendation).  Any Change in Company Recommendation shall not change the approval of the Company Board for purposes of causing any state law to be inapplicable to the transactions contemplated hereby.

(e)           Notwithstanding Section 7.05(d), at any time prior to the Company Stockholder Approval, the Company Board may, other than in response to a Superior Proposal, make a Change in Company Recommendation if the Company Board determines, in its good faith judgment prior to the time of the Company Stockholder Meeting and after consultation with outside legal counsel, that failure to make a Change in Company Recommendation would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company and its stockholders under applicable Law and the Company’s certificate of incorporation, in which event the Company Board may make a Change in Company Recommendation, but only after (i) providing written notice to BioSante advising BioSante of its intention to make a Change in Company Recommendation at least five (5) calendar days prior to effecting such Change in Company Recommendation and (ii) negotiating, and causing its financial advisors and outside counsel to negotiate, with BioSante in good faith during such five (5)-day period (to the extent BioSante desires to and in fact does negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement so that the failure to make a Change in Company Recommendation would no longer be inconsistent with the directors’ exercise of their fiduciary obligations to the Company and its stockholders under applicable Law and the Company’s certificate of incorporation.

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(f)            An “Acquisition Proposal” means any proposal or offer from any person or group of persons (other than BioSante or its affiliates):  (i) for any merger, consolidation, amalgamation, share exchange, business combination, scheme of arrangement, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary pursuant to which such person or group of persons would own 20% or more of the voting power of any class of equity securities of the Company or of any resulting parent of the Company; (ii) for any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the consolidated revenue, consolidated operating income or consolidated total assets of the Company and the Subsidiaries, taken as a whole; or (iii) for any sale, exchange, transfer or other disposition pursuant to which such person or group of persons would own 20% or more of the voting power of any class of equity securities of the Company, in a single transaction or a series of related transactions, in each case other than the Merger.

(g)           A “Superior Proposal” means an unsolicited written bona fide offer made by a third party to consummate any of the following transactions:  (i) a merger, consolidation, amalgamation, share exchange, business combination, asset purchase, scheme of arrangement, or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 75% of the voting power of any class of equity securities of the Company or of any resulting entity of such transaction or the Company would sell more than 75% of the consolidated assets of the Company and the Subsidiaries; or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of stock of the Company, in each case (i) for consideration that is not less than the Per Share Merger Consideration and (ii) otherwise on terms that the Company Board determines, in its good faith judgment (after consultation with the Company’s financial advisors), to be more favorable to the Company stockholders than the Merger (after taking into account, among other factors the Company Board may deem relevant, the likelihood of obtaining any financing required to consummate the transaction contemplated by such offer).

SECTION 7.06.               Employee Benefits Matters.

(a)           Subject to the remaining paragraphs of this Section 7.06, from and after the Effective Time, BioSante shall cause the Surviving Corporation and the Subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and the Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Subsidiary; provided, that nothing contained herein shall prohibit BioSante or the Surviving Corporation or any of BioSante’s subsidiaries from amending, modifying or terminating any such contracts, agreements, arrangements, policies, plans and commitments in accordance with their terms.

(b)           Immediately after the date hereof, the Company will dissolve its Subsidiary Comet LLC and rescind the ADP Total Source Client Services Agreement by and between ADP Total Source and Comet LLC, dated June 22, 2009, and any related agreement.

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(c)           If the Company ceases to provide any group health plan to its employees in connection with the Merger, the Company will (before the Merger) or, after the Merger, BioSante will (or will cause the Surviving Corporation to) provide each Executive with cash payments pursuant to the terms of the Executive Release and provide each current non-executive employee or former employee listed on Section 4.11(e) of the Company Disclosure Schedule, for the remainder of the COBRA period for such individual as listed on Section 4.11(e) of the Company Disclosure Schedule, with a monthly cash payment equal to the premiums such individual pays each month for (i) an individual conversion policy with Anthem Blue Cross Blue Shield of California pursuant to the Company’s group medical plan or, if such individual conversion policy is unavailable to such individual or provides materially less coverage than the Company’s group medical plan, the amount the individual pays each month for an individual health insurance policy that provides coverage that is not materially less than such non-executive employee’s or former employee’s coverage under the Company’s group medical plan and (ii) an individual dental insurance policy that provides coverage that is not materially less than coverage under the Company’s group dental plan, plus (iii) an additional amount equal to the Federal, State and any other income, employment and other taxes (calculated at the highest rates applicable to the individual) such individual will owe on such amounts (including on the tax gross-up payment itself), it being intended that the individual retain (on an after-tax basis) an amount equal to the monthly premium; provided, the obligation of the Company, BioSante and the Surviving Corporation to make such payments to such individual is subject to the non-executive employee or former employee signing and not rescinding a release in the form reasonably satisfactory to BioSante.

(d)           Nothing contained herein shall be deemed to be a guarantee of employment for any employee of the Company or its respective Subsidiaries, or to restrict the right of the Surviving Corporation, BioSante or any of its subsidiaries to terminate or cause to be terminated any employee of the Company, its Subsidiaries, Surviving Corporation, BioSante or its Subsidiaries at any time for any or no reason with or without notice.  Notwithstanding the foregoing provisions of this Section 7.06, nothing contained herein, whether express or implied, (i) shall be treated as an amendment or other modification of any employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement or (ii) shall limit the right of Surviving Corporation, BioSante or any of its Subsidiaries to amend, terminate or otherwise modify (or cause to be amended, terminated or otherwise modified) any employee benefit plan, program or arrangement following the Closing in accordance with its terms.  BioSante and the Company acknowledge and agree that all provisions contained in this Section 7.06 are included for the sole benefit of BioSante and the Company, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof), of the Company or any of its affiliates or (ii) to continued employment with BioSante or any of its affiliates or continued participation in any employee benefit plan, program or arrangement.

SECTION 7.07.      Notification of Certain Matters.  Subject to applicable Law and the requirements of any Governmental Authority, each of the Company and BioSante shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by BioSante or the Company, as the case may be, from any third

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person and/or any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement.  Neither the Company nor BioSante shall permit any of its officers or any other representatives to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat.  Each of the Company and BioSante shall provide reasonably prompt written notice to the other party of: (i) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and (ii) the occurrence or non-occurrence of any event that would reasonably be likely to cause any representation or warranty of such party contained herein to be untrue or inaccurate in any material respect at or prior to the Effective Time, in the case of (i) or (ii) that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied.

SECTION 7.08.      Further Action; Reasonable Best Efforts.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall promptly after the date of this Agreement use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated hereby, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the transactions contemplated hereby and to fulfill the conditions to the Merger.  In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

SECTION 7.09.      Tax Matters.  The Company and BioSante shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable by the Company or BioSante in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”).  All Transfer Taxes shall be paid by the Company and expressly shall not be a liability of any holder of BioSante Common Shares or Company Common Shares.  Notwithstanding anything to the contrary in this Agreement, neither Company nor BioSante makes any representations or warranties regarding the Tax consequences of the transactions contemplated by this Agreement.

SECTION 7.10.               Third-Party Consents and Notices.  As soon as reasonably practicable following the date hereof, the Company will use its commercially reasonable efforts to obtain any material consents, approvals and waivers, and to provide the required notices under any of its or its Subsidiaries’ respective contracts required to be obtained or provided, as applicable, in connection with the consummation of the transactions contemplated hereby, in each case as set forth in Section 7.10 of the Company Disclosure Schedule.

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SECTION 7.11.               NASDAQ Listing.  BioSante shall promptly prepare and submit to NASDAQ a listing application covering the BioSante Common Shares to be issued in the Merger, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such BioSante Common Shares, subject to official notice of issuance to NASDAQ, and the Company shall cooperate with BioSante with respect to such listing.

SECTION 7.12.               Subsequent Financial Statements.  The Company shall, if practicable, consult with BioSante prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any report or document with the SEC after the date of this Agreement, it being understood that BioSante shall have no liability by reason of such consultation.

SECTION 7.13.               Public Announcements.  The initial press release relating to this Agreement and the transactions contemplated hereby shall be a joint press release, the text of which has been agreed to by each of BioSante and the Company.  Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ and except to the extent disclosed in or consistent with the Joint Proxy Statement, Registration Statement or Regulation M-A Filing in accordance with the provisions of Section 7.01, each of BioSante and the Company shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other transactions contemplated hereby; provided, that this Section 7.13 shall not be applicable to any press release or other public statement made by or on behalf of the Company or BioSante pursuant to Section 7.05(d) or Section 7.05(e) or Section 7.03(c), as applicable.

SECTION 7.14.               Resignation of Directors.  The Company shall use its reasonable best efforts to obtain and deliver to BioSante at the Closing evidence reasonably satisfactory to BioSante of the resignation effective as of the Effective Time, of those directors of the Company or any Subsidiary designated by BioSante to the Company in writing at least two business days prior to the Closing.

SECTION 7.15.              Section 16 Matters.  Prior to the Effective Time, each of BioSante and the Company shall use reasonable best efforts to cause any dispositions of Shares (including derivative securities with respect to Shares) or acquisitions of BioSante Common Shares (including derivative securities with respect to BioSante Common Shares) resulting from the transactions contemplated by this Agreement by each officer and director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.16.               Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, BioSante shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification and exculpation agreements disclosed in Section 7.16(b) of the Company Disclosure Schedule (and any additional agreements entered into prior to the Effective Time in substantially the same form) between the Company and its directors, officers and employees, including with respect to each person who is now or at any time prior to the Effective Time was a director, officer and employee (the “Indemnified Parties”) of the Company and its

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Subsidiaries, and any indemnification and exculpation provisions under the certificate of incorporation and bylaws of the Company or the equivalent organizational documents of the applicable Subsidiary as in effect on the date of this Agreement including, but not limited to, with respect to matters, acts or omissions occurring in connection with the approval of or entering into this Agreement or the consummation of the transactions contemplated by this Agreement.  BioSante shall cause the certificate of incorporation and bylaws of Surviving Corporation to contain provisions with respect to indemnification and exculpation that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement, which provisions will not be amended, repealed or otherwise modified for a period of seven years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b)           BioSante and the Company acknowledge that the Company’s existing D&O Insurance coverage (“Existing D&O Insurance”) will, upon notice to the insurance provider and payment of the applicable remaining premium amount, which the Company agrees to do in connection with the Closing, automatically convert into a six-year prepaid “tail” policy for such coverage upon the consummation of the Merger.  BioSante shall, and shall cause the Surviving Corporation to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect.  If at any time after the date hereof and prior to the expiration of such six-year period, such Existing D&O Insurance expires, is terminated or cancelled, BioSante shall, or cause the Surviving Corporation to, obtain substitute D&O Insurance equivalent in amount and scope to such Existing D&O Insurance, so long as the cost to obtain such substitute D&O Insurance does not exceed an amount that is equal to 150% of the premium paid by the Company for the six-year prepaid “tail” policy for the Existing D&O Insurance.

(c)           If BioSante or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of BioSante or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.16.

(d)           The provisions of this Section 7.16 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.  The obligations of BioSante and the Surviving Corporation under this Section 7.16 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.16 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.16 applies shall be third party beneficiaries of this Section 7.16).

SECTION 7.17.               Convertible Notes.   BioSante and the Company shall take all such action as may be reasonably necessary so that upon the Effective Time, BioSante and the

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Surviving Corporation shall be in compliance with the terms of the indenture dated as of October 20, 2004 for the Old Convertible Notes (the “Old Notes Indenture”) and the indenture dated as of June 24, 2009 for the New Convertible Notes (the “New Notes Indenture” and, together with the Old Notes Indenture, the “Indenture”), including in each case the execution of a supplemental indenture with the applicable trustee under the Indenture in compliance with Section 5.1(a) of the Indenture and to provide among other things that on and after the Effective Time, the Convertible Notes will be convertible only into BioSante Common Shares, as provided in Section 9.4 of the Indenture.  BioSante shall take all corporate actions necessary to reserve for issuance a sufficient number of BioSante Common Shares for delivery upon conversion of the Convertible Notes in accordance with the terms of this Section 7.17 and the Indenture.  The Company agrees to give the notice required under Section 9.6 of the Indenture and any other notice required under the Indenture to be given by the Company prior to the Effective Time with respect to the Merger, to deliver the Officers’ Certificate and Opinion of Counsel required under Section 5.1(c) of the Indenture and to take all actions that are reasonably requested by BioSante to carry out the purposes of this Section 7.17 and to cooperate with BioSante, and not intentionally hinder or obstruct BioSante, in its efforts to do so.

SECTION 7.18.               Form S-8.  Within ten business days following the Effective Time, BioSante shall, if no registration statement is in effect covering such BioSante Common Shares, file a registration statement on Form S-8 (or any successor form) with respect to the BioSante Common Shares subject to any Specified Company Stock Options and Company Restricted Awards and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Specified Company Stock Options and Company Restricted Awards remain outstanding.

SECTION 7.19.               Termination of Executive Officers.  BioSante shall cause the Surviving Corporation to terminate the employment of each of the Executives on the day immediately following the Effective Time.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01.               Conditions to the Obligations of Each Party.  The obligations of the Company and BioSante to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)           Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

(b)           Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

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(c)           BioSante Stockholder Approval.  The BioSante Stockholder Approval shall have been obtained.

(d)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award (an “Order”) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e)           NASDAQ Listing.  The BioSante Common Shares to be issued in the Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(f)            Supplemental Indenture.  The supplemental indentures under the Old Notes Indenture and the New Notes Indenture providing for the matters set forth in Section 7.17 of this Agreement shall have been duly executed and delivered by all required parties.

SECTION 8.02.               Conditions to the Obligations of BioSante.  The obligations of BioSante to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 4.03(a) shall be true and correct except for de minimis errors, (ii) the representations and warranties of the Company in Section 4.04 shall be true and correct, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) except as would not have a Company Material Adverse Effect, in the case of each of (i), (ii) and (iii) as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)           Officer Certificate.  The Company shall have delivered to BioSante a certificate, dated the date of the Closing, signed by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d)           Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred and be continuing since the date of this Agreement.

(e)           Minimum Net Cash.  The Company’s Net Cash at the Determination Date shall be equal to or greater than an amount equal to (i) the Target Net Cash applicable as of the Closing Date less (ii) $5,000,000.

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(f)            Required Consents and Notices.  The Company shall have obtained the consents and provided the notices listed in Schedule 8.02(f), in form and substance reasonably satisfactory to BioSante.

SECTION 8.03.               Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of BioSante contained in Section 5.03(a) shall be true and correct except for de minimis errors, (ii) the representations and warranties of BioSante contained in Section 5.04 shall be true and correct, and (iii) all other representations and warranties of BioSante contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or BioSante Material Adverse Effect set forth therein) except as would not have a BioSante Material Adverse Effect, in the case of each of (i), (ii) and (iii), as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)           Agreements and Covenants.  BioSante shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)           Officer Certificate.  BioSante shall have delivered to the Company a certificate, dated the date of the Closing, signed by a duly authorized officer of BioSante, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d)           BioSante Material Adverse Effect.  No BioSante Material Adverse Effect shall have occurred and be continuing since the date of this Agreement.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01.               Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the BioSante Stockholder Approval, as follows:

(a)           by mutual written consent of BioSante and the Company; or

(b)           by either BioSante or the Company if:

(i)            the Effective Time shall not have occurred on or before December 31, 2009 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.01(b)(i)  shall not be available to any party whose intentional failure to fulfill any obligation of this Agreement or other intentional breach of this Agreement has resulted in the failure of any condition to the Merger not to be satisfied prior to such date; or

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(ii)           any court of competent jurisdiction or any Governmental Authority shall have issued an Order or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting consummation of the Merger and such Order or other action shall have become final and non-appealable provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party who has not used its reasonable best efforts to cause such order to be lifted or otherwise taken such action as is required to comply with Section 7.08; or

(iii)          (A) the Company Stockholder Approval shall not be obtained at the Company Stockholder Meeting, or (B) the BioSante Stockholder Approval shall not be obtained at the BioSante Stockholder Meeting; or

(c)           by BioSante:

(i)            upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 8.02(a) and Section 8.02(b) would not be satisfied, such breach cannot be cured or has not been cured within 30 days of the receipt by the Company of notice thereof, and such breach has not been waived by BioSante pursuant to the provisions hereof; or

(ii)           prior to the Company Stockholder Meeting, if the Company Board makes a Change in Company Recommendation; or

(iii)          if the Company shall have failed to include in the Joint Proxy Statement the recommendation of the Company Board to the stockholders of the Company in favor of the adoption of this Agreement.

(d)           by the Company:

(i)            upon a breach of any representation, warranty, covenant or agreement on the part of BioSante set forth in this Agreement such that the conditions set forth in Section 8.03(a) and Section 8.03(b) would not be satisfied, such breach cannot be cured or has not been cured within 30 days of the receipt by BioSante of notice thereof, and such breach has not been waived by the Company pursuant to the provisions hereof; or

(ii)           pursuant to Section 7.05(d)(y); or

(iii)          prior to the BioSante Stockholder Meeting, if the BioSante Board makes a Change in BioSante Recommendation; or

(iv)          if BioSante shall have failed to include in the Joint Proxy Statement the recommendation of the BioSante Board to the stockholders of BioSante of adoption of this Agreement and approval of the BioSante Share Issuance.

SECTION 9.02.               Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of the Company or BioSante or their respective subsidiaries or any of their respective officers or directors, except (a) as set forth in

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Section 7.04(b), Section 7.04(c), this Section 9.02, Section 9.03 and Article X, which provisions shall survive termination, and (b) nothing contained in this Section 9.02 or in Section 9.03 shall relieve any party from liability for any intentional and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination that would reasonably be expected to cause any of the conditions set forth in Article VIII not to be satisfied.

SECTION 9.03.               Payment of Certain Fees and Expenses.

(a)           Except as set forth in this Section 9.03, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated.  “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Joint Proxy Statement, the solicitation of the Company Stockholder Approval or the BioSante Stockholder Approval and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

(b)           The Company agrees that:

(i)            if BioSante shall terminate this Agreement pursuant to Section 9.01(c)(ii) or Section 9.01(c)(iii) and within twelve months after the date of such termination the Company enters into a definitive acquisition agreement (other than a confidentiality agreement) with respect to (and subsequently consummates), or consummates a transaction contemplated by, an Acquisition Proposal (changing the 20% amount referred to in the definition of “Acquisition Proposal” to 50% for purposes of this Section 9.03(b(i)); or

(ii)           if the Company shall terminate this Agreement pursuant to Section 9.01(d)(ii); or

(iii)          if (A)(x) BioSante or the Company shall terminate this Agreement pursuant to Section 9.01(b)(i), and (y) the failure of the Effective Time to occur on or prior to the Termination Date is not primarily attributable to any action or inaction by, or any event, occurrence, development, change or effect related to, BioSante or any of its subsidiaries, whether or not in compliance with or in violation of this Agreement (including, but not limited to, unresolved SEC comments on the Registration Statement related to BioSante), (B) prior to the time of such termination an Acquisition Proposal shall have been publicly made known or publicly announced with respect to the Company and not publicly withdrawn at least five (5) business days prior to such termination, and (C) within twelve months after the date of such termination the Company enters into a definitive acquisition agreement (other than a confidentiality agreement) with respect to (and subsequently consummates), or consummates a transaction contemplated by, an Acquisition Proposal (changing the 20% amount referred

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to in the definition of “Acquisition Proposal” to 50% for purposes of this Section 9.03(b)(iii)(C), and whether or not such Acquisition Proposal referred to in this Section 9.03(b)(iii)(C) is the same as the original Acquisition Proposal referred to in Section 9.03(b)(iii)(B));

(iv)          if (A) BioSante or the Company shall terminate this Agreement pursuant to Section 9.01(b)(iii)(A), (B) prior to the time of such failure to so adopt this Agreement an Acquisition Proposal shall have been publicly made known or publicly announced with respect to the Company and not publicly withdrawn at least five (5) business days prior to such failure, and (C) within twelve months after the date of such termination the Company enters into a definitive acquisition agreement (other than a confidentiality agreement) with respect to (and subsequently consummates), or consummates, a transaction contemplated by an Acquisition Proposal (changing the 20% amount referred to in the definition of “Acquisition Proposal” to 50% for purposes of this Section 9.03(b)(iv)(C), and whether or not such Acquisition Proposal referred to in this Section 9.03(b)(iv)(C) is the same as the original Acquisition Proposal referred to in Section 9.03(b)(iv)(B));

then the Company shall pay to BioSante (A) prior to or concurrently with the termination of this Agreement if payable pursuant to Section 9.03(b)(ii), or (B) promptly (but in any event no later than one (1) business day) after the consummation of the transactions contemplated by such definitive acquisition agreement or the consummation of such Acquisition Proposal with respect to the termination of this Agreement if payable pursuant to Section 9.03(b)(i), Section 9.03(b)(iii) or Section 9.03(b)(iv), a fee of $1,000,000 (the “Termination Fee”), minus any Expenses paid pursuant to Section 9.03(c) hereof, which amount shall be payable in immediately available funds.

(c)           The Company agrees that if BioSante shall terminate this Agreement pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii) then the Company shall, whether or not any payment is made pursuant to Section 9.03(b), reimburse BioSante for all of its Expenses actually incurred, up to a maximum of $500,000 (not later than three business days after submission of statements therefor).  BioSante agrees that if the Company shall terminate this Agreement pursuant to Section 9.01(d)(i), Section 9.01(d)(iii) or Section 9.01(d)(iv) then BioSante shall reimburse the Company for all of its Expenses actually incurred, up to a maximum of $500,000 (not later than three business days after submission of statements therefor).

(d)           The Company and BioSante acknowledge that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement.  In the event that the Company or BioSante shall fail to pay the Termination Fee, or the Company or BioSante shall fail to pay any Expenses, when due, the term “Expenses” shall be deemed to include the costs and expenses actually incurred or accrued by BioSante or the Company, as the case may be, (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.03.

(e)           BioSante agrees that if the Company shall terminate this Agreement pursuant to Section 9.01(d)(iii) or Section 9.01(d)(iv) and within twelve months after the date of

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such termination BioSante enters into a definitive agreement (other than a confidentiality agreement) with respect to (and subsequently consummates) a debt or equity financing transaction that results in net proceeds to the Company equal to at least 85% of the Target Net Cash applicable on the earlier of (i) the date that the BioSante Board makes a Change in BioSante Recommendation, or (ii) the date that the Company terminates this Agreement pursuant to Section 9.01(d)(iv); then BioSante shall pay the Company promptly (but in any event no later than one (1) business day) after the consummation of the applicable debt or equity financing transaction, a fee in an amount equal to $1,000,000, minus any Expenses paid pursuant to Section 9.03(c), which amount shall be payable in immediately available funds.

SECTION 9.04.               Amendment.  Except as may otherwise be provided herein, any provision of this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, that, after either of the Company Stockholder Approval and the BioSante Stockholder Approval have been obtained, no such amendment shall be made that under applicable Law requires further approval by the stockholders of the Company or the stockholders of BioSante, as applicable, without such approval having been obtained.  This Agreement may not be amended except by an instrument in writing signed by each of the Company and BioSante.

SECTION 9.05.      Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01.    Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or, except as provided in Section 9.02, upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that the agreements set forth in Article II and Article III and Section 7.04(b), Section 7.06, Section 7.16, Section 7.17 and this Article X shall survive the Effective Time.

SECTION 10.02.    Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given (i) upon receipt, when delivered in person, (ii) upon confirmation of receipt when sent by facsimile transmission or email, (iii) on the fifth business day after dispatch by registered or certified mail ( postage prepaid, return receipt requested), or (iv) on the next business day if transmitted by national overnight courier, specifying next day delivery, with written verification of receipt, in each case to the respective parties at the following addresses (or

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at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to BioSante:

BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069
Attention:  Stephen M. Simes,
Vice Chairman, President and Chief Executive Officer
Facsimile No:  (847) 478-9260
Email:  ssimes@biosantepharma.com

with a copy (which shall not constitute notice) to:

Oppenheimer Wolff & Donnelly LLP

Plaza VII Building, Suite 3400

45 South Seventh Street

Minneapolis, MN 55402
Attention:              Bruce A. Machmeier, Esq.

Amy E. Culbert, Esq.
Facsimile No:  (612) 607-7100
Emails:  bmachmeier@oppenheimer.com

aculbert@oppenheimer.com

if to the Company:

Cell Genesys, Inc.

400 Oyster Point Boulevard, Suite 525, South

San Francisco, CA  94080
Attention:  Stephen A. Sherwin, M.D.,

Chairman of the Board and Chief Executive Officer
Facsimile No:  (650) 266-3070

Email:  Steve.Sherwin@cellgenesys.com

with copies (which shall not constitute notice) to:

Shearman & Sterling LLP
525 Market Street
San Francisco, CA  94105
Attention:              Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.

Facsimile No:  (415) 616-1199
Emails:            Michael.Kennedy@Shearman.com

Michael.Dorf@Shearman.com

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O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA  94025
Attention:      Sam Zucker, Esq.
                                Eric C. Sibbitt, Esq.

Facsimile No:  (650) 473-2601
Emails: szucker@omm.com

esibbitt@omm.com

SECTION 10.03.             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04.             Entire Agreement; Assignment.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER BIOSANTE NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that BioSante may assign all or any of its rights and obligations hereunder to any affiliate of BioSante; provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations; provided, further, that such assignment shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement.

SECTION 10.05.             Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except for the provisions of Section 7.16, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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SECTION 10.06.             Interpretation.  References herein to the “knowledge of the Company” or the “knowledge of BioSante” shall mean the actual knowledge of those persons identified in Section 10.06 of the Company Disclosure Schedule and Section 10.06 of the BioSante Disclosure Schedule, respectively.  Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”.  References to “hereof” shall mean this Agreement and references to the “date hereof” shall mean the date of this Agreement.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  When reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated.  The use of “or” is not intended to be exclusive unless expressly indicated otherwise.  The table of contents to and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.07.             Specific Performance.  The parties hereto agree that irreparable damage could occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy at law or equity.

SECTION 10.08.             Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware state or federal court sitting in the City of Wilmington for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

SECTION 10.09.             Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.10.             Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.11.             Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN

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CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER, (B) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) MAKES THIS WAIVER VOLUNTARILY AND (D) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, BioSante and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BIOSANTE PHARMACEUTICALS, INC.

By:	/s/ Stephen M. Simes
Name: Stephen M. Simes
Title: Vice Chairman, President and Chief Executive Officer

CELL GENESYS, INC.

By:	/s/ Stephen A. Sherwin, M.D.
Name: Stephen A. Sherwin, M.D.
Title: Chairman of the Board and Chief Executive Officer

ANNEX B

[LETTERHEAD OF OPPENHEIMER & CO. INC.]

June 29, 2009

The Board of Directors

BioSante Pharmaceuticals, Inc.

111 Barclay Boulevard

Lincolnshire, Illinois 60069

Members of the Board:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of BioSante Pharmaceuticals, Inc. (“BioSante”) as to the fairness, from a financial point of view, to BioSante of the Exchange Ratio (as defined below) provided for in the Agreement and Plan of Merger, dated as of June 29, 2009 (the “Merger Agreement”), between BioSante and Cell Genesys, Inc. (“Cell Genesys”).  The Merger Agreement provides for, among other things, the merger of Cell Genesys with and into BioSante (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.001 per share, of Cell Genesys (“Cell Genesys Common Stock”) will be converted into the right to receive 0.1615 (the “Exchange Ratio”) of a share of the common stock, par value $0.0001 per share, of BioSante (“BioSante Common Stock”), subject to adjustment as set forth in the Merger Agreement.

In arriving at our Opinion, we:

(a)	reviewed the Merger Agreement;

(b)

reviewed audited financial statements of BioSante for fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 and unaudited financial statements of BioSante for the three months ended March 31, 2009;

(c)

reviewed audited financial statements of Cell Genesys for fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 and unaudited financial statements of Cell Genesys for the three months ended March 31, 2009;

(d)

reviewed financial forecasts and estimates relating to the pro forma combined company prepared by the management of BioSante, which financial forecasts and estimates reflect certain assumptions of the management of BioSante as to certain strategic benefits anticipated by the management of BioSante to result from the Merger and a potential equity financing that such management believes would need to be undertaken by the pro forma combined company following consummation of the Merger;

(e)

held discussions with the senior managements of BioSante and Cell Genesys with respect to the businesses and prospects of BioSante and Cell Genesys, including the assessments of the managements of BioSante and Cell Genesys as to the liquidity needs of, and capital resources available to, BioSante and Cell Genesys;

(f)	held discussions, at the direction of BioSante, with selected third parties to solicit indications of interest in a possible strategic transaction with, or financing for, BioSante;

(g)	reviewed historical market prices and trading volumes of BioSante Common Stock and Cell Genesys Common Stock;

The Board of Directors

BioSante Pharmaceuticals, Inc.

June 29, 2009

(h)	reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating Cell Genesys;

(i)	reviewed and analyzed publicly available financial terms of transactions that we deemed relevant in evaluating the Merger;

(j)

performed a liquidation analysis of BioSante using certain assumptions and estimates provided to or discussed with us by the management of BioSante as to the current market value of BioSante’s assets and the amount of BioSante’s current liabilities;

(k)	reviewed other public information concerning BioSante and Cell Genesys; and

(l)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by BioSante, Cell Genesys and their respective employees, representatives and affiliates or otherwise reviewed by us.  We also have relied, at the direction of BioSante, without independent verification or investigation, on the assessments of the managements of BioSante and Cell Genesys as to the liquidity needs of, and capital resources available to, BioSante and Cell Genesys and the ability of BioSante and Cell Genesys to fund their respective operations internally or through external sources in the absence of the Merger.  In this regard, we have been advised by the managements of BioSante and Cell Genesys that BioSante and Cell Genesys have been unable to obtain adequate financing to fund their respective operations sufficiently beyond the next 12 months and that the failure to obtain such financing may adversely affect their ability to operate as going concerns.  Accordingly, although we have requested, we have not been provided with, reliable financial forecasts relating to BioSante or Cell Genesys prepared by the managements of BioSante or Cell Genesys and, in light of the foregoing, we have not performed a financial analysis of the future cash flows of BioSante or Cell Genesys on a standalone basis in connection with our Opinion.

We have relied, at the direction of BioSante, without independent verification or investigation, on the assessments of the management of BioSante as to (i) the existing and future products and product candidates of BioSante and Cell Genesys, the risks associated with such products and product candidates and the ability of BioSante to integrate certain of such products and product candidates (including, without limitation, the timing and probability of successful development, testing and marketing, and of approval by appropriate governmental authorities, of such products and product candidates) and (ii) the ability of BioSante to obtain sufficient financing to fund the operations of the pro forma combined company.  We have assumed, with the consent of BioSante, that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BioSante, Cell Genesys or the Merger (including the contemplated benefits of the Merger).  We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of BioSante or Cell Genesys.

Our Opinion, as set forth herein, relates to the relative values of BioSante and Cell Genesys.  We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of BioSante or Cell Genesys, the actual value of BioSante Common Stock when issued or the prices at which BioSante

2

The Board of Directors

BioSante Pharmaceuticals, Inc.

June 29, 2009

Common Stock or Cell Genesys Common Stock will trade at any time.  We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the form or structure of the Merger or any adjustments to the Exchange Ratio.  In addition, we express no view as to, and our Opinion does not address, the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio.  We also express no view as to, and our Opinion does not address, the underlying business decision of BioSante to effect the Merger nor does our Opinion address the relative merits of the Merger as compared to any alternative business strategies that might exist for BioSante or the effect of any other transaction in which BioSante might engage.  Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof.  As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to the potential effects, if any, of such volatility on BioSante, Cell Genesys or the proposed Merger.  It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer.  As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to BioSante in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Merger.  We and our affiliates in the past have performed investment banking and other services for BioSante unrelated to the Merger, for which services we and our affiliates have received compensation, including having acted as co-placement agent for BioSante in connection with an equity financing transaction in 2007.  In the ordinary course of business, we and our affiliates may actively trade securities of BioSante and Cell Genesys for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger Agreement is fair, from a financial point of view, to BioSante.  This Opinion is for the use of the Board of Directors of BioSante in its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger.

Very truly yours,

/S/ Oppenheimer & Co. Inc.

OPPENHEIMER & CO. INC.

3

ANNEX C

June 29, 2009

The Board of Directors

Cell Genesys, Inc.

400 Oyster Point Blvd, Suite 525

South San Francisco, CA 94080

Dear Members of the Board:

We understand that Cell Genesys, Inc., a Delaware corporation (“Cell Genesys”), and BioSante Pharmaceuticals, Inc., a Delaware corporation (“BioSante”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Cell Genesys will be merged with and into BioSante (the “Transaction”).  Pursuant to the Agreement, each outstanding share of the common stock, par value $0.001 per share, of Cell Genesys (“Cell Genesys Common Stock”), other than shares of Cell Genesys Common Stock held by Cell Genesys or BioSante (such holders, the “Excluded Holders”), will be converted into the right to receive a number of shares of the common stock, par value $0.0001 per share, of BioSante (“BioSante Common Stock”) equal to the Exchange Ratio (such number of shares so issuable, the “Consideration”).  As defined in the Agreement, the Exchange Ratio means 0.1615 of a share of BioSante Common Stock, provided, however, that if Cell Genesys’s Net Cash (as defined in the Agreement) as of the Determination Date (as defined in the Agreement) is greater than or less than the Target Net Cash (as defined in the Agreement), then the Exchange Ratio will be subject to potential upward or downward adjustment, subject to a minimum Exchange Ratio of 0.1036 of a share of BioSante Common Stock and a maximum Exchange Ratio of 0.2424 of a share of BioSante Common Stock.  The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Cell Genesys Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)            Reviewed the financial terms and conditions of a draft of the Agreement, dated June 29, 2009, which you provided to us prior to the delivery of our oral opinion, and the financial terms and conditions of the final draft of the Agreement, which you provided to us prior to the delivery of our written opinion;

(ii)           Analyzed certain historical business and financial information relating to Cell Genesys and BioSante;

(iii)          Reviewed various financial forecasts and other data provided to us by Cell Genesys and BioSante relating to the business of BioSante;

(iv)          Reviewed a liquidation analysis of Cell Genesys provided to us by Cell Genesys;

(v)           Held discussions with members of the senior management of Cell Genesys with respect to the business and prospects of Cell Genesys and with members of the senior managements of Cell Genesys and BioSante with respect to the business and prospects of BioSante;

(vi)          Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of BioSante;

(vii)         Reviewed historical stock prices and trading volumes of Cell Genesys Common Stock and BioSante Common Stock; and

(viii)        Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Cell Genesys or BioSante or concerning the solvency or fair value of Cell Genesys or BioSante, and we have not been furnished with such valuation or appraisal.  You have advised us that there is no current or prospective going concern alternative for Cell Genesys’s business and have not provided us with any financial forecasts with respect to Cell Genesys; accordingly we have not performed any discounted cash flow or similar financial analysis of Cell Genesys.  As a result of the financial and operating characteristics of Cell Genesys as of the date hereof, its financial results are not comparable, for valuation purposes, to those of other companies and transactions.  Accordingly, we have not performed a comparable companies or comparable transactions analysis with respect to Cell Genesys and have only performed a comparable companies analysis with respect to BioSante.  In our analyses of BioSante, at the direction of Cell Genesys management and with your consent, we have used the financial forecasts provided by Cell Genesys management that were probability adjusted based on direction from Cell Genesys management and not the financial forecasts provided by BioSante’s management.  With respect to such financial forecasts, we have assumed, with the consent of Cell Genesys, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of BioSante.  We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.  We do not express any opinion as to the prices at which shares of Cell Genesys Common Stock or BioSante Common Stock may trade at any time subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions, except that we have also assumed, with your consent, that the Exchange Ratio will not be adjusted from the initial exchange ratio of 0.1615 pursuant to the Agreement as a result of Cell Genesys’s Net Cash as of the Determination Date.  We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Cell Genesys, BioSante or the combined company.  We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or

2

accounting matters, as to which we understand that Cell Genesys obtained such advice as it deemed necessary from qualified professionals.  We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein).  In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC is acting as financial advisor to Cell Genesys in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction.  We in the past have provided investment banking services to Cell Genesys, including its December 2008 convertible note modified Dutch auction tender offer, for which we have received compensation.   In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) and our respective affiliates may actively trade securities of Cell Genesys and/or securities of BioSante for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.  The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Cell Genesys might engage or the merits of the underlying decision by Cell Genesys to engage in the Transaction.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Cell Genesys, and our opinion is rendered to the Board of Directors of Cell Genesys in connection with its evaluation of the Transaction.  Our opinion is not intended to and does not constitute a recommendation to any holder of Cell Genesys Common Stock as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Cell Genesys Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By	/s/ David Low
David Low
Managing Director

3

ANNEX D

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOSANTE PHARMACEUTICALS, INC.

BioSante Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY that:

FIRST: that at a meeting of the Board of Directors of the Corporation held on June 29, 2009, resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, declaring the amendment to be advisable and calling a special meeting of the stockholders of the Corporation to consider the approval of the amendment pursuant to Section 242 of the DGCL.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board of Directors of the Corporation hereby declares the advisability of and hereby approves and adopts in all respects an amendment to the Corporation’s Amended and Restated Certificate of Incorporation, as amended, pursuant to which the first sentence of the first paragraph of Article IV of such certificate of incorporation shall be amended and restated in its entirety to read as follows:

“The aggregate number of shares of stock which the Corporation shall have authority to issue is Two Hundred Fourteen Million Six Hundred Eighty-Seven Thousand Six Hundred Eighty-Four (214,687,684) shares, consisting of Two Hundred Million (200,000,000) shares of common stock, $0.0001 par value (the “Common Stock”), Four Million Six Hundred Eighty-Seven Thousand Six Hundred Eighty-Four (4,687,684) shares of class C special stock, $0.0001 par value (the “Class C Special Stock”) and Ten Million (10,000,000) shares of preferred stock, $0.0001 par value (the “Preferred Stock”).”

SECOND:  The stockholders of the Corporation duly approved and adopted such amendment in accordance with the provisions of Section 242 of the DGCL by the affirmative vote of the holders of a majority of the Common Stock and Class C Special Stock, voting as a single class, and the majority of the Common Stock, voting as a separate class, entitled to vote thereon, at the special meeting of stockholders of the Corporation duly held on                                   , 2009, upon notice in accordance with Section 222 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Stephen M. Simes, its Vice Chairman, President and Chief Executive Officer, thereunto duly authorized, this          day of                                     , 2009.

BIOSANTE PHARMACEUTICALS, INC.

By:	/s/ Stephen M. Simes
Stephen M. Simes
Vice Chairman, President and
Chief Executive Officer